Form 20-F
CELLTECH GROUP PLC
filed 2003-06-30
CIK 877799

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-10817

CELLTECH GROUP PLC

(Exact name of Registrant as specified in its Charter)

England and Wales

(Jurisdiction of incorporation or organization)

208 Bath Road

Slough

Berkshire SL1 3 WE

England

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Ordinary Shares, nominal value 50 pence sterling per share	New York Stock Exchange*

*	Listed, not for trading, but only in connection with the listing of the issuer’s American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each class of the issuer’s capital or common stock as of the close of the period covered by the annual report.

275,527,304 Ordinary Shares, nominal par value 50 pence sterling per share

3,467,790 6.9% convertible, redeemable cumulative preference shares of £1 each

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18   ☒

i

ii

FORWARD LOOKING STATEMENTS

We have made forward-looking statements in this annual report that are based on the beliefs of our management as well as assumptions made by and information currently available to us. These statements include those addressed to the completion of research and clinical trials involving our products, the receipt of regulatory approvals, the acquisition of other companies in the biopharmaceutical industry and the integration thereof into our group, the adequacy of our capital resources, trends relating to the biopharmaceutical industry and others. When used in this document, the words “anticipate,” “believe,” “estimate,” “expect,” “plan,” “intend”, “will” and “may” and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements.

Forward-looking statements reflect our current view with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause our actual results, performance or achievements to be materially different from the future results, performance or achievements that may be expressed or implied by the forward-looking statements, including, among others, those set forth elsewhere in this annual report, especially in “Item 3—Key Information—Risk Factors” and “Item 4—Information on the Company—Business Overview—Government Regulation”, in our reports filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and the following:

•	the results of research and pre-clinical and clinical trials involving our products;

•	the failure to receive regulatory approvals on a timely basis or at all and to maintain them once received;

•	the loss of or inability to obtain patent or trademark protection for certain products;

•	legislative and regulatory changes relating to pharmaceutical products;

•	the difficulties inherent in scaling pilot manufacturing processes up to commercial levels;

•	the failure to maintain adequate capital resources;

•	the difficulties inherent in integrating acquired businesses into the Company’s business operations;

•	the introduction of competing products by other companies or other events that change anticipated levels of demand for products;

•	disruption to our Rochester facility;

•	the lack of acceptance of any new products we may develop;

•	changes in currency exchange rates and interest rates;

•	changes in general economic and business conditions;

•	the outcome of pending legal proceedings;

•	the failure of our development, manufacturing and marketing partners to perform their contractual obligations;

•	changes in business strategy; and

•	unidentified side effects of, or adverse publicity in respect of, our products.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this annual report as anticipated, believed, estimated, expected, planned or intended. We disclaim any obligation to update the forward-looking statements contained herein.

CURRENCIES AND EXCHANGE RATES

We publish our financial statements in pounds sterling. In this annual report, references to “US dollars,” “$” or “¢” are to the currency of the United States and references to “pounds sterling,” “pounds,” “sterling,” “£,” “pence” or “p” are to the currency of the United Kingdom. There are 100¢ to each $1.00 and 100p to each £1.00.

Solely for your convenience, we have translated certain pounds sterling amounts in this annual report into US dollars. The rate of translation is based on the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York on the various dates specified where the translations are set forth in this annual report. These translations should not be taken as assurances that the sterling amounts actually represent these US dollar amounts or were or could be converted in US dollars at the rate indicated or at any other rate. When we refer to the “noon buying rate” in this annual report, we are referring to this rate. The noon buying rate was $1.67 per £1.00 on June 19, 2003. See “Item 3—Key Information—Risk Factors—Currency Fluctuations”.

PART I.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF CELLTECH

The following selected historical consolidated financial data of Celltech have been derived from the audited Consolidated Financial Statements of Celltech as of December 31, 2002 and 2001, and for the years ended December 31, 2002, 2001 and 2000 included elsewhere in this annual report. The selected consolidated financial data as of September 30, 1999 and 1998 and for the years ended September 30, 1999 and 1998 are derived from the audited financial statements of Celltech included in its annual reports to shareholders for the relevant years, reclassified where appropriate to conform with the current Celltech presentation. In 1999, Celltech changed its financial year-end from September to December and accordingly has presented results for the 15 months ended December 31, 1999 and the three months ended December 31, 1999. The selected financial data are qualified by, and should be read in conjunction with, the financial statements included elsewhere in this report.

Celltech’s financial statements are prepared in accordance with UK GAAP which differs from US GAAP. The significant differences applicable to Celltech are set out in Note 30 of Notes to the Financial Statements of Celltech included elsewhere in this annual report.

	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,	15 Months Ended December 31,	3 Months Ended December 31,	Year Ended September 30,	Year Ended September 30,
	2002	2001	2000	1999	1999	1999	1998
	£	£	£	£	£	£	£
	(in millions, except share and per share data)
Profit and loss account data
AMOUNTS IN ACCORDANCE WITH UK GAAP
Sales	329.6	303.1	235.5	55.4	4.7	50.7	36.5
Cost of sales	(94.7)	(83.5)	(69.7)	(21.3)	(1.1)	(20.2)	(12.9)

Gross profit	234.9	219.6	165.8	34.1	3.6	30.5	23.6
Research and development	(95.7)	(90.7)	(74.8)	(81.6)	(19.9)	(61.7)	(52.9)
Selling, marketing and distribution expense	(71.5)	(78.6)	(46.8)	—	—	—	—
Corporate, general and administrative	(120.5)	(125.3)	(476.0)	(14.0)	(2.7)	(11.3)	(11.7)
Other income	8.1	18.8	4.6	24.2	2.4	21.8	11.1

Operating loss	(44.7)	(56.2)	(427.2)	(37.3)	(16.6)	(20.7)	(29.9)
(Loss)/profit on ordinary activities before taxation	(43.3)	(52.6)	(425.6)	38.2	66.5	(28.3)	(19.4)

	Year Ended December 31,		Year Ended December 31,		Year Ended December 31,		15 Months Ended December 31,		3 Months Ended December 31,		Year Ended September 30,		Year Ended September 30,
	2002		2001		2000		1999		1999		1999		1998
	£		£		£		£		£		£		£
	(in millions, except share and per share data)
(Loss)/profit for the period	(45.8)		(55.5)		(424.5)		36.6		67.9		(31.3)		(19.7)
(Loss)/earnings per share—basic	(16.7	)p	(20.3	)p	(161.6	)p	24.8	p	45.6	p	(21.5	)p	(13.9	)p
(Loss)/earnings per share—diluted	(16.7	)p	(20.3	)p	(161.6	)p	24.3	p	44.6	p	(21.5	)p	(13.9	)p
Weighted average number of shares—basic	275.4		274.5		262.8		146.5		148.6		146.2		143.1
Weighted average number of shares—diluted	277.9		279.0		269.3		150.5		152.3		146.2		143.1
AMOUNTS IN ACCORDANCE WITH US GAAP
Net sales	328.1		303.1		235.5		18.0		4.5		13.5		11.7
Research and development	(99.4)		(99.1)		(74.8)		(52.1)		(19.6)		(32.5)		(21.5)
Operating loss	(9.0)		(82.8)		(174.9)		(55.5)		(22.2)		(33.3)		(4.4)
Loss before taxes	(7.6)		(79.2)		(173.3)		(51.7)		(20.8)		(31.0)		(1.7)
Net loss	(15.2)		(85.8)		(177.2)		(51.9)		(19.4)		(32.6)		(1.7)
Basic and diluted net loss per ordinary share	(5.5	)p	(31.3	)p	(67.4	)p	(53.4	)p	(13.1	)p	(38.5	)p	(2.5	)p
Basic and diluted net loss per ADS	(11.0	)p	(62.6	)p	(134.8	)p	(106.8	)p	(26.2	)p	(77.0	)p	(5.0	)p
Weighted average number of shares—basic and diluted	275.4		274.5		262.8		97.9		148.6		85.1		76.7
Proforma net loss—SFAS 142 basis	(15.2)		(12.3)		(109.5)		(45.5)		(15.6)		(30.0)		(1.7)
Basic and diluted net loss per ordinary share—SFAS 142 basis	(5.5	)p	(4.5	)p	(41.7	)p	(46.5	)p	(10.5	)p	(35.3	)p	(2.2	)p
Balance sheet data (at end of period)
AMOUNTS IN ACCORDANCE WITH UK GAAP
Cash and liquid resources	105.1		90.4		76.6		121.7		121.7		73.2		96.1
Total assets	800.4		860.9		874.7		162.0		162.0		115.0		132.0
Long-term obligations	(75.9)		(117.4)		(112.2)		(0.1)		(0.1)		(29.3)		(29.3)
Shareholders’ funds	564.4		619.2		669.4		126.8		126.8		58.2		82.9
AMOUNTS IN ACCORDANCE WITH US GAAP
Cash and cash equivalents	102.4		90.4		76.6		121.7		121.7		73.2		40.2
Total assets	972.7		1,012.9		1036.7		378.4		378.4		396.7		49.8
Long-term obligations	(90.5)		(117.4)		(101.9)		(0.1)		(0.1)		(0.9)		(0.2)
Shareholders’ equity	696.5		763.2		841.7		343.2		343.2		366.9		42.5

The US GAAP research and development figure presented in the table above for 2001 has been adjusted by £8.4 million from that disclosed last year with a corresponding entry to other operating income. This adjustment was made in order to be consistent with our current year presentation which is gross of any research and development funding we may have received from our collaboration partners. There is no change to the net loss figure. There was no material adjustment necessary in prior periods.

We publish our financial statements in pounds sterling. The following table sets forth, for the years, months and dates indicated, the noon buying rate in New York City for cable transfers in pounds sterling as certified by the Federal Reserve Bank of New York for customs purposes (the “noon buying rate”):

US($) to pounds sterling (£)(1)	Average rate during period(2)(3)
1998	1.66
1999	1.62
2000	1.51
2001	1.44
2002	1.51

US($) to pounds sterling (£)(1)	Highest rate during period	Lowest rate during period
2002
December	1.61	1.55

2003
January	1.65	1.60
February	1.65	1.57
March	1.61	1.56
April	1.60	1.55
May	1.65	1.59
June (to June 19)	1.68	1.63

The noon buying rate on June 19, 2003 was $1.67 = £1.

(1)	All figures have been taken directly or derived from figures released through the Public Information Office of the Federal Reserve in Washington, D.C. or New York City.
(2)	The noon buying rate on such dates may differ from the rates used in preparation of the Group’s financial statements as of such dates.
(3)	The average is the average of the noon buying rate on the last day of each month during the period indicated.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

You should carefully consider the following risk factors. The risks described below are not the only risks we face. Additional risks not currently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. This annual report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements as a result of certain factors, including the risks we face as described below and elsewhere. See “Forward Looking Statements.”

If We Are Unable To Develop Commercially Successful Products, We May Be Unable To Generate Growth or Sustain Revenues. We have a variety of product candidates in various stages of development and will need to undertake substantial additional research and development and pre-clinical and clinical testing of our product candidates. Our efforts may not result in the development of a sufficient number of commercially successful products, or any commercially successful products, in which case we will not be able to generate significant growth in revenues. In addition, sales revenues from existing products will decrease as those products reach the end of their commercial lives.

We may fail to successfully develop a product candidate for many reasons including:

•	our pre-clinical discovery efforts prove unsuccessful;

•	a product candidate fails in pre-clinical studies;

•	a potential product is not shown to be safe and effective in clinical trials;

•	we fail to obtain regulatory approval for the product candidate;

•	we fail to produce a product in commercial quantities at an acceptable cost; and

•	a product is eclipsed by a better new product or does not gain market acceptance.

Our Drug Discovery and Development Business Has a History of Operating Losses. Our drug discovery and development business has not been profitable. We expect our drug discovery and development business going forward will incur operating losses. Our pharmaceutical business may not generate sufficient profits to offset the expected operating losses from the discovery and development business. Even if we generate sufficient profits, our drug discovery and development business may not produce viable new products sufficient to produce adequate future profits for our company.

If We Fail to Obtain Adequate Intellectual Property Rights for our Product Candidates, Competitors May Be Able to Take Advantage of Our Research And Development Efforts. We May Also Be Subject to Claims of Intellectual Property Infringement by Third Parties. Our success will depend, in large part, on our ability to obtain and maintain patent or other proprietary protection for our technologies, processes and products. If we are not able to obtain patent protection for our products or secure patents that are sufficiently broad in their scope, competitors may take advantage of our research and development efforts.

Litigation over patents and other intellectual property rights is not unusual in the biotechnology and pharmaceutical industries. Legal standards relating to the validity of patents covering pharmaceutical or biotechnological inventions and the scope of claims made under such patents are still developing. There is no consistent policy regarding the breadth of claims allowed in biotechnology patents. The patent position of a biotechnology company often is highly uncertain and may involve complex multi-party contractual arrangements and legal and factual questions.

Competitors may develop substantially equivalent processes or products or gain access to our technologies. We may have to initiate litigation to enforce our patent and license rights. If our competitors file patent applications that claim technology also claimed by us, we may have to participate in interference or opposition proceedings to determine the priority of invention. An adverse outcome could subject us to significant liabilities to third parties and require us to cease using technology owned by, or to license disputed rights from, third parties.

Our success also depends on our ability to operate without infringing the proprietary rights of third parties. If infringement occurs, we may have to develop an alternative technology or reach an agreement for the license of the necessary rights from the third party. Should this be necessary, we may not be able to obtain or develop those technologies or obtain those licenses, and as a result, may be unable to develop and market our product candidates.

The cost to us of any litigation or proceeding relating to intellectual property rights, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the costs of litigation more effectively than we are because of their substantially greater resources.

Our Success is Highly Dependent on our Collaborators. Our primary focus will continue to be on the research and development of new pharmaceutical products. The development, manufacturing and commercialization of a number of the product candidates in our pipeline continue to be dependent on our collaborators. Our collaborators have substantial responsibility for the development, manufacturing and commercialization of these product candidates. The collaborators also have significant discretion over the resources they devote to these efforts. Our success, therefore, will depend on the ability and efforts of these outside parties in performing their responsibilities. We cannot guarantee that our collaborators will devote sufficient resources to collaborations with us or that relevant product candidates can be developed, manufactured and commercialized without our collaborators.

We may be unable to establish additional collaborative arrangements or license agreements on favorable terms, or at all. In addition, any such arrangement or agreement may not prove successful.

Our existing manufacturing capabilities are limited in scope; in particular, we do not currently have in-house manufacturing capabilities for our biological products. We therefore usually have to reserve manufacturing capacity with third parties prior to receiving final regulatory approval for a product. Should we subsequently not require the capacity, we would be left with potentially onerous commitments.

We currently do not plan to develop additional significant manufacturing or marketing and sales capabilities. Our future success, consequently, will depend on our ability to effectively utilize our existing manufacturing, marketing and sales capabilities. Our success will also depend on our ability to negotiate alliances for such services, to the extent we need them, and upon the efforts and skills of the other parties to such alliances.

In addition, our collaborators and licensees may pursue alternative technologies either on their own or in collaboration with others, including our competitors.

We May Encounter Unexpected Difficulties in the Design and Construction of Production Facilities and the Scale-Up of Production to Viable Commercial Levels. In order to manufacture a product candidate commercially, we require access to large scale production facilities. A third party manufacturer engaged by us, or in some cases we ourselves, may encounter unexpected difficulties in the design and construction or adaptation of production facilities and the scale-up of production to viable commercial levels. These difficulties could result in substantial additional costs or affect the commercial viability of a product candidate. We are particularly at risk of encountering these difficulties in the manufacture of biologicals, which are inherently more difficult to produce than chemical compounds, where we currently rely on alliances with third party manufacturers.

We Will Require Additional Financing if We are Unable to Generate Significant Revenues from Operations and from Collaborative and Licensing Arrangements and Strategic Alliances. This Financing May Not Be Available or May Be Available on Terms That Dilute Our Shareholders’ Interests. Although we do not anticipate that additional financing will be necessary to support our ongoing operational requirements, if revenues from product sales, collaborative and licensing arrangements and strategic alliances are insufficient to fund proposed projects, then we will require additional financing. We may not be able to obtain additional financing on favorable terms or at all. If we have insufficient funds or are unable to raise additional funds, we may be required to delay, reduce or cease certain of our programs and may be unable to continue our operations at their current level.

Future financings may result in the substantial dilution of shareholders’ interests and may result in future investors being granted rights superior to those of existing shareholders. For a discussion of our liquidity, see “Item 5—Operating and Financial Review and Prospects”.

Our Competitors May Have Greater Resources for Developing and Marketing Products and May Be Able to Develop Products that are Superior to Our Product Candidates or Launch Competing Products Before We Do. The biopharmaceutical industry is highly competitive. We compete with biopharmaceutical companies in the United States, the United Kingdom, continental Europe and elsewhere for both our existing products and those currently under development. Some of these companies have research, development, marketing, financial and personnel resources greater than ours. Competitors may develop and receive regulatory approval for a marketable product before we do. Competitors may also develop a product that is more effective or economically viable than our product candidates, rendering our products and/or product candidates obsolete. Competitors may be able to better promote their products by devoting greater marketing and sales resources to their products, capturing greater market acceptance than our products. We will face increased competition in the future as new companies enter our markets and alternative drugs and technologies become available.

Regulation by Government Agencies Imposes Significant Costs, is Time Consuming and Limits the Scope of Our Business Activities. The production and sale of pharmaceutical and biological products are highly regulated. Regulations can change significantly during the course of development of a product candidate, or following its approval by regulatory agencies. Our ability and the ability of our partners to secure regulatory approval for our products and to continue to satisfy regulatory requirements will significantly influence our future success. We may not receive required regulatory approvals for our products or receive approvals in a timely manner. In particular, the US Food and Drug Administration (“FDA”) and comparable agencies in other countries, including the European Agency for the Evaluation of Medicinal Products and the Medicines Control Agency in the United Kingdom, must approve human therapeutic, preventive and diagnostic products before they are marketed. This approval process can involve lengthy and detailed laboratory and clinical testing, sampling activities and other costly and time-consuming procedures. While the time required to obtain approval varies, it can take several years. Delays in obtaining or the failure to obtain regulatory approvals or the restriction, suspension or revocation of regulatory approvals could adversely affect the marketing of products and our ability to receive product revenues or royalties. We may not be able to obtain the necessary approvals for clinical testing or for the manufacturing and marketing of any products that we develop.

We are also subject to ongoing regulatory review. Discovery of previously unknown problems with a product, manufacturer or facility or other violations of regulatory requirements may result in fines, suspensions of regulatory approvals, operating restrictions, product recalls and criminal prosecution.

Celltech Pharmaceuticals Inc.’s product methylphenidate is classified as a Schedule II controlled substance. Its production is strictly regulated by the US Drug Enforcement Administration, or DEA. Each year the DEA allocates the total national production (by kilogram of annual production) of drugs in this category based on anticipated demand by assigning quotas to producers licensed by the DEA. Celltech Pharmaceuticals’ product Tussionex® is classified as a Schedule III controlled substance. The distribution, receipt and usage of its active ingredient are also regulated by the DEA’s quota system. Failure to obtain annual renewals of our DEA registration as a dosage form manufacturer of Tussionex® and methylphenidate or being prohibited by the DEA from continuing to manufacture and sell either of these products would have a material adverse effect on our operating results. See “Item 4—Information on the Company—Business Overview—Government Regulation”.

Competition for Scientific and Managerial Personnel in Our Industry is Intense; We Will Not Be Able to Sustain Our Operations and Grow if We Are Not Able to Attract and Retain Key Personnel. Our success substantially depends on the ability, experience and performance of our senior management and our scientists and other key personnel. If we lose key employees, our business and operating results could be seriously harmed.

In addition, our future success will depend heavily on our ability to continue to hire, train, retain and motivate additional skilled managerial and scientific personnel. The pool of personnel with the skills that we require is limited. Competition to hire from this limited pool is intense.

Our Sales and Income Are Dependent On a Relatively Small Number of Products. As is common with many pharmaceutical companies, our results are strongly influenced by a relatively small number of products and royalties, in particular, Tussionex®, Zaroxolyn®, methylphenidate (including Metadate® CD), Dipentum® and products from which we receive royalty revenues such as Remicade™. A deterioration in the competitive position of any of our more important products due, for example, to the launch of a generic competitor, or a withdrawal of the marketing authorization for any of these products, could materially adversely affect our future results. Generic competition for products that do not have patent protection can arise with little or no notice which makes it difficult to anticipate the timing and impact of the introduction of generic competition. Furthermore, for our existing royalty income streams we are unable to materially influence the level of marketing and promotion that is undertaken to support the product or the levels of inventories held by wholesalers, and these products may become eclipsed by new products.

Disruption to our Rochester Facility. The Rochester facility is the sole production site for several of our major products including Tussionex®, Zaroxolyn® and Delsym®, with sales of over £115 million in 2002. An interruption to manufacturing at Rochester due to regulatory matters, industrial action or for any other reason could have a materially adverse effect on our business.

Warranty claims arising from business disposals. We have disposed of a number of businesses over the last few years. In connection with such disposals, we frequently provide warranties in respect of certain potential claims and risks related to the business being sold. Should a material warranty claim arise and be successfully claimed, our results could be materially impacted.

Announcements, Developments and/or Regulatory Changes in the Biotechnology Sector May Cause Our Share Price to Fluctuate. The market price of Celltech ordinary shares and Celltech ADSs may be affected by events outside our control, including announcements from or about other companies in the biotechnology sector. External factors that could cause our share price to fluctuate in the future include:

•	announcements by other biopharmaceutical companies of clinical trial results and other product developments;

•	adverse developments in the protection of intellectual property or other legal matters;

•	announcements in the scientific and research community including, but not limited to, new information regarding the validity of a particular therapeutic approach, unintended side effects of our products, development candidates or similar third party products, or new information regarding one or more of our technology platforms, or similar third party technology platforms;

•	adverse publicity and public perception about the risks and benefits of biotechnology products generally and, in particular, about the unintended side effects that they may have;

•	changes in treatment recommendations or guidelines by government agencies, private health organizations or science foundations;

•	regulatory changes that affect our products; and

•	changes in third-party reimbursement policies or in medical practices.

Third-Party Reimbursement and Health Care Cost Containment Initiatives and Treatment Guidelines May Constrain Our Future Revenues. Our ability to market successfully our existing and future new products will depend in part on the level of reimbursement that government health administration authorities, private health coverage insurers and other organizations provide for the cost of our products and related treatments. Countries in which our products are sold through reimbursement schemes under national health insurance programs frequently require that manufacturers and sellers of pharmaceutical products obtain governmental approval of initial prices and any subsequent price increases. In particular, the prices we set for products sold in the United Kingdom depend to some extent on the reimbursement amounts set by the United Kingdom public health service and controls on profitability imposed by the United Kingdom government in respect of certain categories of products. In other countries, including the United States, government-funded and private medical care plans can exert significant indirect pressure on prices. We may not be able to sell our products profitably if adequate prices are not approved or reimbursement is unavailable or limited in scope. Increasingly, third-party payors attempt to contain health care costs in ways that are likely to impact our development of products including:

•	failing to approve or challenging the prices charged for health care products;

•	limiting both coverage and the amount of reimbursement for new therapeutic products;

•	denying or limiting coverage for products that are approved by the regulatory agencies but are considered to be experimental or investigational by third-party payors;

•	refusing to provide coverage when an approved product is used in a way that has not received regulatory marketing approval; and

•	refusing to provide coverage when an approved product is not appraised favorably by the National Institute for Clinical Excellence in the United Kingdom, or similar agencies in other countries.

We Face Product Liability Risks and May Not Be Able to Obtain Adequate Insurance. The testing, marketing and sale of our products involve significant potential product liability risks. We may be held liable for damages for product failures or adverse reactions resulting from the use or misuse of our products. Our existing product liability insurance may not provide adequate coverage against product liability claims. From time to time, we may not be able to obtain insurance on acceptable terms and any insurance we do obtain may not provide adequate coverage against claims asserted. Since September 20, 2001, we have been required to increase our level of self insurance in respect of methylphenidate. Accordingly, our external cover is limited to losses in excess of £50 million but not exceeding £150 million. Losses under £50 million and over £150 million effectively have to be self insured by the Group. In addition, we have established our own captive reinsurance company to assist in the management of the methylphenidate related insurance. See “Item 8—Financial Information—Legal Proceedings”.

Currency Fluctuations. In the 12 months ended December 31, 2002, 70% of our consolidated net revenues was denominated in US dollars. The percentage of US dollar denominated revenues may increase in the future; however, we report our results in sterling. Therefore, changes in the relation of sterling to the US dollar will affect our reported results of operations. A weakening in the value of the US dollar could reduce our reported earnings. We cannot predict the effect of future exchange rates between sterling and the US dollar on our financial condition. The Group does not currently actively hedge against the effect of exchange rate differences resulting from the translation of foreign currency earnings but does, where appropriate, seek to hedge significant transaction exposures which include hedging material surplus balances not denominated in the functional currency of the operating unit.

Risks to United States Persons Owning Celltech ADSs. United States securities laws may restrict the ability of US persons who hold Celltech ADSs from participating in certain rights offerings, share dividends or other transactions involving Celltech securities which Celltech may undertake in the future.

We May Have Difficulty Successfully Integrating Acquired Businesses With Our Operations. From time to time, we may acquire businesses. We may not be able to successfully implement integration plans, dispose of certain non-core businesses, or profitably manage those new businesses. We may not realize the expected synergies of acquisitions.

We May Encounter Difficulties In Securing Supplies of Key Raw Materials and Bulk Materials. We seek wherever commercially feasible to secure second source suppliers for key materials or to stockpile materials when shortages may arise. We have not, however, secured qualified second source suppliers or stockpiles in respect of key materials for all our products, and there can be no assurance that shortages will not develop or that prices for such materials will not increase in the future. We rely on third party manufacturers for the supply of DEA controlled substances, including methylphenidate. There can be no assurance that these third party manufacturers will receive annual renewals of their DEA registration as a bulk manufacturer of controlled substances, or that their assigned quota will be sufficient to meet our demand.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

We were incorporated in England and Wales under the Companies Act 1985 on August 28, 1987 as a private company with the registered number 02159282 under the name of Celltech Group Limited. By special resolution dated September 3, 1987, we were re-registered as a public limited company and became Celltech Group plc. We subsequently changed our name to Celltech plc in 1997, and to Celltech Chiroscience plc in July 1999. By special resolution dated December 15, 1999, we changed our name back to Celltech Group plc. Our registered office is 208 Bath Road, Slough, Berkshire SL1 3WE, England. Our telephone number is 011-44-1753-534655.

We were founded in 1980 as a result of a British government initiative to compete with the burgeoning American biotechnology industry. In our early years, we pioneered antibody chimerization, humanization and bulk manufacture, and later, developed technologies, including PEGylation, that can be used to produce antibody-derived drugs. Today, we are one of the largest European-based biopharmaceutical companies, possessing significant discovery and development capabilities, a broad product pipeline, and an international pharmaceutical business which includes substantial US operations.

Our growth is underpinned by our strengths in discovery and development. These strengths have enabled us to build an extensive and innovative pipeline that includes a number of first-in-class treatments for serious diseases. In addition, we have grown through two sizeable acquistions.

The first, a merger with Chiroscience, was completed in September 1999. Its central rationale was to create a discovery and development organization possessing a wide repertoire of key technologies and a critical mass that would enable us to be competitive with leading biopharmaceutical companies. It also permitted valuable discovery synergies to be accessed, through the complementarity between Celltech’s antibody technologies and Chiroscience’s small molecule and genomics expertise.

The second, the acquisition of Medeva PLC, was completed in January 2000. Medeva was engaged in the development, manufacture, distribution and marketing of prescription and over-the-counter pharmaceutical products. The acquisition coupled our discovery and development pipeline with a profitable cash-generative pharmaceutical business, to create an integrated international biopharmaceutical company.

Prior to the acquisition of Medeva, our strategy had been to license our products to other pharmaceutical companies, who would share development costs and be responsible for manufacturing and marketing. This meant that we typically retained only a limited portion of the gross profit from the products we were developing. While some products will, particularly in the general practice area, continue to be developed with third party pharmaceutical partners, the acquisition of Medeva enables us to commercialize on our own or jointly a number of key products from our development pipeline and thereby retain a greater proportion of the gross profit.

The ultimate objective of our acquisition of Medeva was to build an internationally competitive, fully integrated, biopharmaceutical company. The combined business expertise spans the pharmaceutical value chain, from drug discovery, through early and late stage development, to an international marketing capability and infrastructure.

Following the transactions with Chiroscience and Medeva, we targeted for divestment five businesses which were not considered core activities in relation to our long-term strategy. This disposal program, which commenced in 1999 and concluded in the first half of 2001, realized total proceeds of £170.4 million including £33.6 million in convertible loan stock and deferred consideration. The total disposal program permitted us to focus our resources upon our research and development programs and upon developing our profitable cash-generative pharmaceutical operations in the United States and Europe.

The integration of the former Chiroscience and Medeva operations with those of Celltech was completed in 2001. The integration program comprised a review and rationalization of the combined development portfolio, a restructuring of management and the integration and streamlining of central and corporate functions, and achieved cost savings of approximately £25 million in 2001. The full year effect of those measures has delivered annualized savings in 2002 of approximately £30 million. We have been reinvesting these cost savings in priority areas, including in our research and development activities, in the expansion of our United States and European sales and marketing groups, and in the launch of new products.

In February 2001, we announced that we had licensed Abgenix’s SLAM technology for $17 million (£11.8 million). We made this payment in cash. In July 2001, we entered into a collaboration with NeoGenesis, Inc., which involved a $10 million (£7 million) equity investment by us. Our acquisition for £31 million in October 2001 of Thiemann SA, a German sales and marketing business, is an important step in building a pan-European pharmaceutical organization. The Thiemann acquisition provides us with a high quality sales and marketing organization in Germany, the largest European Union market.

In July 2002, Celltech entered into arrangements with Pharmacia Corporation to access its product Dipentum®, which is marketed as a treatment for ulcerative colitis, an inflammatory bowel disorder, in the US and European markets. The European product rights were acquired outright for $20 million. The agreement for the US rights provides Celltech with exclusive sales, marketing and distribution rights until January 2005 at which time Celltech can acquire the product outright at its option for $5 million. In connection with the Dipentum® agreement, Celltech undertook preparations to establish specialist gastroenterology sales forces in the US and Europe. It is intended that these sales forces will ultimately market CDP 870 in Crohn’s disease alongside Dipentum®. Pharmacia was subsequently acquired by Pfizer, effective April 16, 2003. The terms of this agreement are unchanged following Pfizer’s acquisition of Pharmacia.

We intend to devote significant resources to enhancing our capability to market or co-market specialized hospital products, if successfully developed and launched, including CDP 870 in Crohn’s disease.

In anticipation of the launch of Metadate® CD in mid-2001, the United States sales force was expanded in order to maximize the market opportunity offered by this product. Following an appraisal of in-market performance of Metadate® CD, Celltech significantly reduced the level of detailing for this product, which resulted in the US general sales force being reduced from 350 to 170 representatives during the third quarter of 2002. The restructured sales force will continue to detail Celltech’s cough/cold range of products and Zaroxolyn® tablets (metolazone), and will support a more focused marketing campaign with Metadate® CD. Following the sales force restructuring, we expect Metadate® CD to make a positive financial contribution to the business. In addition, Celltech created a new US gastrointestinal sales force consisting initially of 30 representatives.

We expanded our European sales and marketing capabilities with our September 2001 acquisition of Thiemann and in 2002 through the opening of an office in Copenhagen, serving the Nordic region. We plan to reduce the number of general representatives and strengthen our hospital-focused organization, which will likely result in a reduction of the overall European sales force in the next few years. In furtherance of this plan, during the first half of 2003 we restructured our UK and French sales and marketing organizations to focus solely on hospital based promotion.

On February 26, 2003 Celltech announced the terms of a cash offer for the entire issued and to be issued share capital of Oxford Glycosciences PLC (“OGS”). The offer was £1.82 for each OGS share, valuing the entire issued share capital of OGS at approximately £101.4 million. On April 11, 2003 the Board of OGS recommended that shareholders accept the offer by Celltech. The offer was subsequently declared unconditional. On June 4, 2003, Celltech announced that it had purchased or received valid acceptances in respect of 90.3% of the issued share capital of OGS, and had commenced the procedure for the compulsory acquisition of the remaining OGS shares, expected to be concluded by July 17, 2003.

OGS is a leader in the field of human glycobiology, which is the study of the structure and functions of carbohydrates, the processes by which carbohydrates are formed and destroyed in the human body, and the biological processes in which they participate. OGS is also developing an innovative drug discovery platform by integrating proteomics, the comprehensive study of proteins, with genomics.

We believe that this acquisition represents an opportunity to acquire important tangible and intangible assets that we can harness into our R&D capabilities. In addition, we believe that by using our existing technology we can exploit certain novel protein disease targets identified and patented by OGS, particularly in the area of oncology.

Our principal capital expenditure project undertaken during the last three years related to our research facility at Granta Park, Cambridge, England, which our research and development group took possession of in June 2000. Expenditures for this research facility totaled £9.1 million and was completed in 2001. Costs included £6.9 million on the building, £1.5 million of laboratory equipment and £0.7 million of office and information technology equipment. During 2002, £0.9 million (2001: £3.1 million, 2000: £4.5 million) was also invested to upgrade and validate our United States manufacturing facility in Rochester, New York.

In March 2001, we opened new corporate headquarters in Slough. Fit out costs totaled £2.5 million (2001: £1.6 million; 2000: £0.9 million). We also undertook a program of refurbishing the laboratories at our research facility in Slough. In addition, £1.3 million was invested at our United States research facility in Seattle, Washington in 2000 in laboratory equipment and other leasehold improvements.

Capital expenditure during the 2002 year totaled £11.8 million, relating predominately to upgrading laboratory and manufacturing facilities and enhancing equipment and information technology.

Our total capital expenditures for 2003 are expected to be approximately £20.3 million consisting of approximately £4.8 million on information technology, £8.5 million on the research and development sites (including corporate headquarters) and £7.0 million at the manufacturing locations at Rochester, New York and Bardsley Vale, England, including the expansion of the laboratory facilities at the Slough research facility and an upgrade to the Bardsley Vale manufacturing facility. Approximately £15.0 million of our capital expenditures for 2003 will be incurred in the United Kingdom with the bulk of the remainder being earmarked for the United States. We anticipate funding our capital expenditure requirements from internal sources.

In order to maximize efficiency within the US manufacturing operations Celltech announced on June 3, 2003 that it would close its California manufacturing facility, which produced various methylphenidate products. Production associated with the tableting and packaging of these products is being transferred to the Rochester site. Bulk manufacture of the active compound will be sourced from a third party once the existing stocks of raw materials are exhausted.

B.	Business Overview

We are one of the largest European-based biopharmaceutical companies. We possess significant discovery and development capabilities, a broad product pipeline, and an international pharmaceutical business, which includes substantial United States and European operations. We derive revenues from the licensing of our technologies and products and the sale of pharmaceutical products through our international pharmaceutical business.

Our discovery and development activities are focused on developing treatments for inflammatory disorders and oncology. Our pipeline includes product candidates comprising new chemical entities and antibody-based therapeutics, which are in pre-clinical or clinical development or marketing license registration. Our technology base includes the ability to identify novel discovery targets using genomics, a leading position in antibody engineering and extensive medicinal chemistry capabilities.

Our strategy includes partnering where appropriate to access particular discovery, development or commercialization capabilities and to reduce the risk inherent in pursuing a broad pipeline of novel therapeutic products. We have a range of discovery, development and commercialization collaborations with leading pharmaceutical and biotechnology companies including: Abgenix, Amgen, AstraZeneca, Biogen, Bristol-Myers Squibb, Johnson & Johnson, Merck, NeoGenesis, Pfizer, Seattle Genetics and Wyeth.

Our technology licensing income is derived primarily from our antibody engineering patent and technology portfolio (in particular our antibody engineering). See “—Intellectual Property” and Item 8— Financial Information—Legal Proceedings.” New technology is patent protected where we believe it is in our commercial interests to do so. Some of our intellectual property is similar to or in conflict with intellectual property rights claimed by others. As a result, it may be necessary for us to challenge the validity of those rights or to negotiate license arrangements. See “Item 3—Key Information—Risk Factors”; and “Item 8—Financial Information—Legal Proceedings”.

Our pharmaceutical business is conducted through our Celltech Pharmaceuticals division. In addition to providing a steady revenue stream through the marketing of its existing portfolio, Celltech Pharmaceuticals enables us to retain greater value from our product pipeline through the marketing or co-promotion of selected products in selected geographic territories. Celltech restructured its US sales force during 2002 . In connection therewith, a new US gastrointestinal specialized sales force was created during 2002. In Europe during 2002, the number of general representatives was reduced while the hospital focused organization was strengthened. The number of general representatives has been further reduced in Europe during 2003.

Celltech Group generated total revenue of £329.6 million for the year ended December 31, 2002 and £303.1 million for the year ended December 31, 2001. The consolidated financial results of Celltech Group for the year ended December 31, 2000 reflect the combination of the operations of the

Medeva business with those of Celltech from the effective date of the acquisition: January 26, 2000. As a result, the consolidated financial statements reflect 12 months of Celltech and 11 months of Medeva trading for 2000. These consolidated historical financial statements for 2000 disclose that Celltech generated total revenue of £235.5 million in that year.

New Product Pipeline

Our product pipeline includes a number of candidates in preclinical development, clinical development or registration. We are building the capability in our pharmaceutical business to market or co-promote certain products targeted at specialized clinical indications. Other products, particularly those aimed at indications treated in the general practice environment, or which require specialized development capabilities we do not possess, will continue to be partnered with major pharmaceutical or biotechnology companies.

Our investment in continuing research and development amounted to £95.7 million in the year ended December 31, 2002. Our investment in research and development was £90.7 million in the year ended December 31, 2001 and £74.8 million in the year ended December 31, 2000 (after giving effect to our acquisition of Medeva on January 26, 2000).

Products awaiting marketing approval

Zavesca (OGT 918) is a small molecule investigational drug, and OGS’s most advanced product candidate. In July 2001, OGS filed Zavesca with the European Agency for the Evaluation of Medicinal Products for marketing approval for Type I Gaucher disease. In November 2002, OGS received marketing authorization from the European Commission for Zavesca for the treatment of patients with mild to moderate Type I Gaucher disease for whom enzyme replacement therapy is unsuitable. In January 2003, an application for marketing approval for Zavesca was submitted in Israel, by OGS’ Israeli marketing partner, Teva. Following submission for marketing approval in the US in 2001 OGS received a non-approval letter. We believe that OGS has addressed the issues raised in the non-approval letter and a re-submission for marketing approval in the US has been made.

On June 16, 2003 the Group announced that the Israeli Ministry of Health had granted marketing authorization for Zavesca.

Codeprex™ In May 2001 we submitted to FDA an NDA for Codeprex™, a new codeine-based antitussive product using our Pennkinetic sustained release technology. Following the receipt of an FDA approval letter, we now anticipate a product launch for the 2004/5 cough/cold season.

Products in Registration or Clinical Development

Our pipeline contains the following products that are in registration or clinical development.

CDP 870 is Celltech’s leading product using our proprietary PEGylated antibody fragment technology. CDP 870, a humanized anti-TNFa antibody fragment, is being developed as a treatment for both rheumatoid arthritis (RA) and Crohn’s disease through a collaboration with Pfizer.

Phase II data in RA presented in 2001 highlighted that CDP 870 has an efficacy and safety profile at the 400mg dose that is competitive with other anti-TNFa agents, with a convenient four-weekly subcutaneous dosing schedule. During the first half of 2002, Pfizer developed a new lyophilized formulation of the drug, which will be used for Phase III studies and eventual in-market supply. Following FDA review in July 2002 of this new formulation and the Phase II data and outline Phase III clinical plans, Pfizer initiated Phase III dosing for RA in October 2002, triggering a $10 million milestone payment to Celltech. The Phase III program, involving 1,500 treated patients, will investigate the safety and efficacy of CDP 870 as both monotherapy and in combination with additional disease modifying drugs. These studies, in which patients will be treated for up to 12 months, will evaluate the effect of CDP 870 on both signs and symptoms, using the American College of Rheumatology clinical scoring system, and disease progression, using x-ray techniques to measure improvements in the rate of joint destruction.

Separately, we are developing CDP 870 in Crohn’s disease. Following the announcement of positive Phase II data in February 2002, we have carried out further analysis to identify the patient groups who will receive most benefit from treatment. This resulted in the identification of C-reactive protein (CRP) as a marker identifying patients likely to respond, with those patients having elevated baseline CRP levels showing significantly enhanced treatment benefit. We intend to use this information, along with input from gastrointestinal opinion leaders, to select the optimum trial design and dosing regimen for Phase III trials. We discussed our Phase III plans with the FDA during the first half of 2003, and plan to commence Phase III trials in the second half of 2003, subject to approval of our final clinical trial protocols by the FDA. Our current intention is to simultaneously file RA and Crohn’s disease indications for registration.

Our collaboration with Pfizer gives Celltech co-development and co-promotion rights in the US, EU (excluding Austria and Greece), Norway and Japan, with Celltech earning a share of the profits arising from product sales for RA and Crohn’s disease in these territories. In other territories and indications, we will receive a royalty based on product sales. We have received milestone payments to date of $60 million, and may receive a further $220 million dependent upon the attainment of certain future events. We have co-funding obligations for the development of CDP 870 in RA above an agreed threshold, which was triggered earlier this year. We are responsible for the costs of developing CDP 870 in Crohn’s disease, subject to a one time contribution from Pfizer towards these costs made at the time of the collaboration.

CDP 571 We announced results in July 2002 from two large Phase III studies in Crohn’s disease using the humanized anti-TNFa antibody CDP 571. The main study evaluated the ability of CDP 571 to induce and maintain remission in patients with active Crohn’s disease. For the primary endpoint, assessing response at 28 weeks, CDP 571 showed significant benefit when using a per protocol analysis, but not when looking at the intent-to-treat population. However, significant treatment-related benefits were seen at the acute endpoints (weeks two and four) using the clinical endpoint of > 100 point reduction in Crohn’s disease activity index and/or disease remission (CDAI<150), highlighting its potential use in acute disease for the management of disease flares.

The Phase III studies also confirmed that CDP 571 had low immunogenicity and an excellent safety profile, with no significant differences in adverse events between the treated group and those taking the placebo. We are currently reviewing the extent of commercial opportunity for CDP 571, in respect of its use on a named-patient basis in Europe.

PDE 4 Phosphodiesterase 4 (PDE4) is a key mediator of underlying inflammation in a number of diseases, including respiratory disorders such as asthma and chronic obstructive pulmonary disorder (COPD). Antagonism of PDE4 by a small molecule orally active product represents a potentially important therapeutic advance in the treatment of these diseases. PDE4 is being developed in collaboration with Merck.

On April 25, 2003 we were informed that Merck had discontinued Phase II studies of the lead compound in this collaboration. Merck is continuing its research in the field of asthma and COPD through the ongoing study of other PDE4 molecules. The timing of the development of these other molecules is not certain.

CDP 860 One of the limiting factors in chemotherapeutic treatment of tumors is the high interstitial fluid pressure (IFP), which impedes the rate of uptake of drugs into tumors. A number of recently published research articles highlight the potential for inhibition of the PDGFß receptor as a novel approach for the treatment of cancer, by reducing IFP and hence enhancing the effectiveness of chemotherapy regimes.

CDP 860, a humanized antibody fragment targeted against the PDGFß receptor, recently completed a small Phase II proof of concept study to determine whether it is able to increase the permeability of tumors, which may facilitate an increased uptake of chemotherapeutic agents, thereby increasing their effectiveness. The effects observed in this study, in which a single dose of CDP 860 was administered to patients with colorectal and ovarian cancer, were consistent with the proposed mechanism of action and confirmed the potent biological activity of this molecule. The side effects observed in this study, including reversible edema, were also consistent with the mechanism of action.

Celltech intends to partner CDP 860 with a company possessing significant oncology development expertise that has the ability to explore its utility in a broad range of tumor types alongside existing chemotherapeutic regimens.

BMS-275291 Celltech’s partner, Bristol-Myers Squibb Company, has been evaluating this selective matrix metalloproteinase inhibitor in a large Phase II study in non-small cell lung cancer (NSCLC) in combination with Taxol® (paclitaxel) and Paraplatin® (carboplatin). Following a planned interim analysis, Bristol-Myers Squibb and Celltech were informed by the Data Safety Monitoring Committee that BMS-275291 was unlikely to reach its pre-determined efficacy endpoint. Accordingly, the study was interrupted and treatment was discontinued in nearly all patients. Bristol-Myers Squibb does not plan to develop BMS-275291 further in this indication.

BMS-275291 continues to be evaluated in small pilot studies in hormone-trefractory prostate cancer and Kaposi’s sarcoma.

Products In Preclinical Development

CDP 323 We have been researching for a number of years the utility of a4 integrin inhibitors as improved disease modifying drugs that are potent anti-inflammatory agents, but which lack the adverse long-term side effect profiles of existing drugs. a4 integrins are involved in the recruitment of leucocytes to areas of inflammation such as those found in joints, central nervous system and gut, highlighting the potential utility of this class of drugs in treating RA, IBD and MS.

During 2002 we entered CDP 323, an orally active antagonist of a4-integrins, into preclinical development. This potent inhibitor has a profile consistent with once- or twice-daily dosing, and has shown encouraging therapeutic activity in models of arthritis. We plan to initiate Phase I studies during the second half of 2003, with rheumatoid arthritis as the first clinical indication. Research is also ongoing into the use of CDP 323 as a treatment for MS and Crohn’s disease.

CDP 484 Interleukin-1ß (IL-1ß) is a cytokine associated with pain, joint destruction and inflammation. In models of arthritis, antibodies to IL-1ß have shown significant therapeutic effects on both clinical scores of inflammation and joint erosion in established disease. Antibodies targeting IL-1ß may therefore have the potential to offer the anti-inflammatory activity of other anti-cytokine approaches with enhanced joint protection.

We entered a high-affinity anti-IL-1ß PEGylated humanized antibody fragment, CDP 484, into development in late 2001. The product is expected to have similar dosing characteristics to CDP 870 which is expected to overcome limitations of some competitive approaches in this area. The first clinical indication will be rheumatoid arthritis, where CDP 484 will be explored both for efficacy in non-responders to anti-TNFa therapy, in addition to first line therapy. CDP 484 is expected to enter Phase I trials in the second half of 2003.

CDP 791 It is believed that antibodies blocking receptors for certain growth factors will be potent inhibitors of angiogenesis, with potential utility for treatment of a broad range of tumors when used in combination with existing chemotherapeutic regimes. CDP 791 is a very high affinity PEGylated humanized antibody fragment targeted against a key growth factor receptor. CDP 791 is expected to enter Phase I clinical development in June 2003.

Celltech intends to partner CDP 791 with a company possessing significant oncology development expertise that has the ability to explore its utility in a broad range of tumor types alongside existing chemotherapeutic regimens.

CMC-544 The effectiveness of Mylotarg has confirmed the rationale for using antibodies to deliver cytotoxic agents to human tumor cells without the unwanted side effects normally associated with chemotherapy. We are collaborating with Wyeth on CMC-544, a further approach using the toxin and linker technology developed for Mylotarg. CMC-544 is an anti-CD22 antibody linked to calicheamicin, and is scheduled to enter clinical development for Non-Hodgkin’s lymphoma during 2003.

Research and Discovery

Our research strengths span a broad range of drug discovery capabilities, from novel target discovery to non-clinical/pharmacology studies. We have three research centers: Cambridge (UK), Slough (UK) and Seattle (US). We employ around 450 research scientists, who support both small molecule and antibody-based therapeutic programs.

The acquisition of OGS has resulted in 100 additional research staff in Oxford (UK). We are still in the process of assessing the projects inherited with the OGS acquisition and are yet to finally determine the number of positions to be retained.

Key Research Activities and Therapeutic Focus

Our discovery technologies include (i) antibody humanization, engineering and expression, based mainly in Slough; (ii) genomics devoted to identifying novel targets, together with associated bioinformatics, undertaken in Seattle; and (iii) medicinal chemistry, coupled with computer-aided drug design, carried out in both Cambridge and Slough. Employing those technologies, our therapeutic focus continues to be in inflammatory and autoimmune diseases and cancer. Our portfolio includes both antibody-based programs and small molecule approaches.

Medicinal chemistry at Celltech combines traditional chemical synthesis, parallel synthesis and computational chemistry techniques with a knowledge-based design approach to generate broad areas of patented proprietary chemistry. DMPK (drug metabolism and pharmacokinetics) processes are incorporated into programs at an early stage to ensure maximum efficiency. Our antibody expertise also makes a significant contribution to our new chemical entity, or NCE, programs during target and assay validation.

We focus our NCE programs on drug target families including GPCR and kinases to provide synergy between programs and an increasing knowledge base for lead identification, drug design and target selection. With the acquisition of OGS, we anticipate that using our existing technology, we can exploit certain novel protein disease targets identified and patented by OGS.

Therapeutic Antibodies and Biologicals. Our discovery efforts continue to focus on antibodies as therapeutic agents. In addition, the microbial expression and PEGylation of antibody fragments lends itself to a range of opportunities for novel antibody products.

We receive royalties on several patented and proprietary technologies, including the Boss technology, related to antibody engineering and antibody production. Over 50 licenses to these patents and technologies have been granted to date, generating a substantial royalty stream for us from products currently on the market. In December 2001, we resolved the challenge by Genentech to our former Boss US patent. The settlement with Genentech involves the payment to us of compensation in terms of income from sales of products which would otherwise have been covered under the Boss US patent. See “Item 8—Financial Information—Legal Proceedings”.

Antibody Expression. Realization of the full potential value of therapeutic antibodies depends on the ability to render chronic treatments commercially tractable. Currently, cost, availability and manufacturing capacity can create a barrier to the chronic usage of many standard antibody-based therapeutics. To better address chronic disease markets we have developed a proprietary system for microbial production of antibody fragments, along with site-specific PEGylation of these fragments, which we believe overcomes these capacity barriers. The system has the advantage of using established technology components with a history of regulatory acceptance. A range of antibody fragments can be produced with this technology which allows us to tailor the molecule to the therapeutic setting.

The technology process is applied to a range of humanized antibodies and has in all cases given high antibody titres in large scale fermentation. Antibody is produced in fed batch fermentation using defined medium and does not require antibiotic selection during fermentation. The patented primary recovery and purification processes are free of affinity purification steps allowing scalable low cost purification. Both the fermentation and purification systems have successfully been used in large scale GMP production runs by a manufacturing contractor.

On March 7, 2003 Celltech gave notice terminating its commercial supply agreement with Lonza Biologics Plc (Lonza) for CDP 571 under terms which provide that no termination fee is payable. Lonza is disputing Celltech’s basis for termination and the parties are in discussion with a view to resolving this matter.

We have entered into a long-term agreement with Biochemie, a subsidiary of Novartis AG, under which Biochemie will manufacture for Celltech PEGylated antibody fragment-based drugs. Under the terms of the agreement, Celltech has reserved at Biochemie a fixed annual manufacturing capacity in its 3,000 litre and 13,000 litre fermenter systems for recombinant microbial products, covering the period 2004 to 2010. Celltech has potential minimum take or pay obligations under this agreement of approximately £38 million over the life of the contract. The agreement allows Celltech flexibility in scheduling to meet the clinical timelines for its portfolio of PEGylated antibody fragment based development products. Biochemie will provide technology transfer, scale-up, GMP manufacturing and quality control testing services at its site in Kundl, Austria.

In March 2002 Celltech announced its multi-year manufacturing agreement with BioReliance Corporation in which BioReliance will manufacture and supply clinical grade, antibody fragment-based drugs to Celltech.

Antibody Humanization. Novel antibodies are frequently generated from a non-human source, for example an immunized rodent. When administered to patients, such antibodies are normally recognized as foreign by the patient’s immune system, resulting in an immune response which may both hamper the action of the antibody and produce undesirable side effects.

This issue can be addressed by antibody humanization. A process in which the antibody specificity and affinity is retained but in which all the sequences not involved in antigen binding are replaced by human sequences.

SLAM Technology. In 2001, we licensed from Abgenix their SLAM (Selected Lymphocyte Antibody Method) technology. This technology is based upon the selection of B-cells from immunized or naive hosts, including humans, and the subsequent rapid screening of large numbers of antibody producing clones. SLAM allows us to rapidly identify very high affinity antibodies to a broad range of epitopes. We have combined the SLAM technology with our existing antibody technologies in order to expand the breadth of our antibody pipeline and extend our repertoire of drug targets. We have implemented the SLAM technology at our Slough research center for the selection of antibodies for development and at our Seattle research center for validation of new drug discovery targets.

Antibody Conjugation. Antibodies are frequently used to target effector molecules to specific sites or cells within the body.

In March 2002, we announced a multi-target collaboration with Seattle Genetics, Inc. to use Seattle Genetics’ antibody-drug conjugate technology with Celltech’s antibody fragments directed against specific diseases, including immunological targets and cancer. Seattle Genetics will provide us with broad access to its antibody-drug conjugate technology for use with multiple target antigens. We will utilize this technology towards developing therapeutic antibody fragments linked to these toxic payloads to target and kill diseased cells.

Anti-OX40 receptor antibodies for inflammatory disease. The OX40 receptor is expressed on activated T-cells, and has been found to govern their long-term survival through interaction with the OX40 ligand. The OX40 receptor shows greatly increased expression in a wide range of autoimmune diseases including RA, IBD, systemic lupus erythematosis, MS, and psoriasis. Preliminary experiments have confirmed that OX40-positive T cells are critical for perpetuation of T-cell mediated inflammation.

We are pursuing two distinct approaches to targeting the OX40 receptor illustrating the advantages of our flexible technology platform. The first approach is to develop a bi-valent antibody fragment capable of delivering a cytotoxic drug to OX40 receptor expressing cells and thus destroying them. The second approach involves a monvalent antibody fragment to block the interaction of OX40 with its natural ligand.

Anti-Sclerostin antibodies for bone disease. Several years ago we identified a defect in the SOST gene which lead to extremely high bone density in a small population of patients. The gene encodes a protein called sclerostin (formerly known as BEER). The goal of the program is to produce an antibody fragment capable of inactivating sclerostin in patients suffering from degenerative bone diseases such as osteoporosis. This type of therapy is expected to trigger increased deposition of high quality bone in these patients.

We entered a major collaboration with Amgen during 2002, bringing together our expertise in the sclerostin target and antibody generation with Amgen’s experience in protein therapeutics and bone biology. We are currently undertaking target validation, following which Celltech and Amgen will generate an antibody fragment for entry into development.

Early stage antibodies. We have a full pipeline of antibody projects, reflecting a wide range of mechanistic approaches. In inflammatory disease, our research is focused upon critical components of the immune system such as T cells, B cells, dendritic cells and endothelial cells, in addition to cytokines and cytokine receptors. In oncology, we also have a number of active programs and are seeking further validated antibody targets.

Small molecule research. We have a strong capability in the design and production of small molecule (NCE) therapeutics, with a focus on the identification of best-in-class approaches against well-characterized targets. The NCE research efforts are aligned to areas where we have a strong understanding of disease biology, in particular for mechanisms involved in autoimmune and inflammatory disease. We also have a growing effort in oncology, where many approaches have synergy with targets being explored in the inflammatory portfolio. The NCE pipeline also reflects our chemistry strengths in target families such as kinases, proteases and integrins. We have a track record of significant NCE partnerships, including Merck (phosphodiesterase type 4 inhibitor), Bristol-Myers Squibb (matrix metalloproteinase inhibitor), AstraZeneca (aggrecanase inhibitor) and Johnson & Johnson (KDR kinase inhibitor).

Through our collaboration with Neogenesis, we now have access to ultra high throughput screening technologies that are competitive with those of large pharmaceutical companies. This technology has become a key component of our small molecule research efforts, with excellent progress having been made against a number of key disease targets during the year.

Integrin antagonists for inflammatory disease. We have been pursuing for a number of years a substantial effort to identify potent antagonists acting as a4 integrin receptors. Encouraging results in both MS and IBD have been published with an antibody targeting a4 integrins, highlighting the commercial potential for low molecular weight, orally active integrin antagonists.

This research resulted in the adoption during September 2002 into the development pipeline of CDP 323, an orally active small molecule targeting both a4ß1 (VLA-4) and a4ß7 integrins. This molecule will initially be developed for rheumatoid arthritis. Further efforts are ongoing in research to provide a structurally distinct back up program in addition to exploring the utility of these compounds in other inflammatory conditions such as MS and IBD.

Kinase inhibitors. We have built considerable expertise in kinase inhibitors, with an early success including the partnering of our KDR kinase program with Johnson & Johnson, who continue to evaluate our library of potent and selective KDR kinase inhibitors as novel anti-angiogenic approaches for the treatment of cancer and diabetic retinopathy.

We also have a substantial in house program around the use of p38 MAP kinase inhibitors as novel anti-inflammatory treatments. p38 MAP kinase is an upstream component of the inflammatory pathway, leading to the production of pro-inflammatory mediators such as TNFa, IL-1ß and COX-2. We are currently undertaking late stage research activities and expect to enter a candidate, CDP 146, into preclinical development during the second half of 2003. Initial data from this program suggests potent anti-inflammatory activity, comparable to other compounds in this class.

We are also pursuing a number of additional kinase approaches at an earlier stage of research.

Aggrecanase inhibitors. In October 1995 we entered into a collaboration with Zeneca (now AstraZeneca) regarding the use of gelatinase inhibitors as potential treatments for cancer. This agreement was subsequently expanded to include aggrecanase inhibitors. AstraZeneca continues to pursue novel inhibitors of aggrecanase as potential treatments for osteoarthritis. We will receive progress-related milestone payments and royalties on future sales of any products arising from this collaboration.

Other small molecule projects. We have an extensive portfolio of small molecule research programs, including several at a late stage, targeting key mediators of inflammation. We are also leveraging our library of kinase inhibitors as novel anti-proliferative approaches in oncology. The Neogenesis technology is being used alongside our existing small molecule capabilities in order to rapidly identify lead series of compounds.

OGS research activities. In oncology, OGS is developing a pipeline of projects and has drug discovery and development alliances with Medarex and BioInvent and a drug discovery alliance with NeoGenesis. OGS currently has 12 discovery projects in oncology. Under its alliance with Medarex, OGS and Medarex are co-developing MDX/OGS-001, a heparanase 1 antibody, which is currently in pre-clinical development.

Disease target selection strategy for dual pipeline. Access to novel disease targets for both the antibody and small molecule pipelines is essential to maintaining a consistent flow of high quality drugs over the long-term. For our antibody pipeline, we are pursuing in-house target discovery, in addition to the licensing of high quality targets from academic institutions and the biotechnology and pharmaceutical industry.

In the small molecule program, we carefully select targets within the program’s key chosen protein families that have a high degree of disease validation. Our core therapeutic focus remains within the autoimmune and inflammatory disease area, with increasing preclinical specialization in RA and joint disease, IBD, inflammatory pain, MS and other autoimmune diseases. We are also selectively building the program’s preclinical capabilities in oncology as a second strong area of focus.

Research Collaborations

The total research and development expenditure during 2002 was £95.7 million (2001: £90.7 million, 2000: £74.8 million). The total external costs incurred (including costs incurred on collaboration projects) were £23.9 million during 2002 (2001: £22.5 million, 2000: £21.7 million). The remaining costs relate to internal costs of research and development. During 2003, we expect to see a modest increase in both overall research and development expenditure and external expenditure due to our co-funding obligations with regard to CDP 870.

Our main research and development collaborations are set out below:

Amgen (Sclerostin)

In May 2002 we entered into a collaboration arrangement with Amgen Inc for the research, development and global commercialization of novel treatments for osteoporosis, utilizing our proprietary antibody fragment technology.

Celltech has identified a protein involved in the regulation of bone deposition. Celltech believes that by inhibiting this protein known as Sclerostin, with a high affinity antibody fragment, bone loss in osteoporosis patients may be reversed. The key terms of the agreement with Amgen are as follows:

•	Amgen receives exclusive worldwide rights to develop and market treatments targeting the Sclerostin protein.

•	Celltech will be responsible for the identification and engineering of high affinity PEGylated antibody fragments against the Sclerostin protein, using its proprietary antibody fragment technology.

•	Celltech will pay a proportion of all development costs up until the end of Phase II.

•	Amgen will be responsible for worldwide development.

•	At the start of Phase III, Celltech has the option to co-invest in late stage development. If Celltech elects this option, it will then lead promotional activities in the European Union and Amgen will lead promotion in North America and Japan. Alternatively, at Celltech’s option, Amgen will become the exclusive licensee for this program and will continue to develop and market products against the Sclerostin protein on a worldwide basis. Celltech would then receive royalties based on sales achieved by Amgen.

The Sclerostin program is currently in late stage research, involving target validation and antibody generation activities. Since a development candidate has yet to be identified for this program, it is not possible at the current time to provide any reasonable estimate of potential future costs or income streams.

Biogen (CDP571)

In April 2002 we signed a development and marketing collaboration agreement with Biogen Inc. under which Celltech and Biogen agreed to collaborate on the development and commercialization of our humanized anti-TNF alpha antibody CDP571. CDP571 has potential value in treating gastrointestinal disorders (including Crohn’s disease), psoriasis and other autoimmune disease conditions.

Biogen shared development costs until the publication of the Phase III trial data in July 2002.

Following the publication of the study results, the commercial opportunity with CDP571, including its potential use on a named-patient basis in the European Union, is being assessed. As at December 31, 2002, we held CDP571 stock with a cost of £7.5 million.

At this stage, we do not expect to incur any significant additional development expenditure on this project.

Seattle Genetics (Antibody drug conjugates)

In March 2002 we entered into a multi-target collaboration with Seattle Genetics Inc. to use their antibody drug conjugate technology with our antibodies or antibody fragments directed against specific diseases, including immunological and oncology targets. We are paying service and reagent fees and may additionally make progress-dependent milestone payments and pay royalties to Seattle Genetics on net sales of any resulting products.

We will be responsible for all costs associated with the development, manufacturing and marketing of any products generated as a result of this agreement.

No products are currently in development and thus it is not possible to provide any reasonable estimate of potential future costs or income streams. The level of ongoing service and reagent fees is not significant in the context of our overall external research and development expenditure.

Abgenix (SLAM antibody technology)

In October 2001 we entered into an agreement with Abgenix Inc. to access their Selected Lymphocyte Antibody Method (SLAM) technology to increase the throughput and diversity of our antibody platform. The key elements of the arrangement are:

•	$17 million license fee paid by Celltech for access to the technology. This has been capitalized as an intangible asset.

•	Abgenix grants Celltech a non-executive license (with rights to sub-license) for use of SLAM technology in antibody selection.

•	Abgenix grants Celltech a co-exclusive license for use of SLAM technology in discovery of novel disease targets.

•	Abgenix may elect to co-develop certain products arising from use of the SLAM technology.

•	Royalties are payable to Abgenix on successful commercialization of any products derived using the SLAM technology.

The SLAM technology has been fully incorporated into Celltech’s research operations. We have not made any further payment to Abgenix. No products arising from the technology are currently in clinical development.

NeoGenesis (Ultra high throughput screening technology)

In July 2001 we entered into a research collaboration with NeoGenesis Inc., a privately held biotechnology company based in Cambridge, MA. Celltech will provide disease targets against which NeoGenesis will use its proprietary chemical genomics technology to identify and optimize new chemical compounds as novel drug discovery leads against multiple disease targets within Celltech’s core therapeutic areas.

Celltech will be responsible for the commercialization of all products arising from the collaboration and will make royalty payments to NeoGenesis on sales of such products. The research term runs to December 31, 2005. During the research term, Celltech is responsible for research funding. The cost of such funding in 2001 and 2002 is shown as a cost within our research and development expenditure. We expect to make further payments to Neogenesis through to the end of the research term. The level of funding is not significant in the context of our overall external research and development expenditure.

We also made a $10 million equity investment in NeoGenesis as part of the agreement; we hold this at cost within long-term investments on our balance sheet.

Pfizer (CDP870)

In March 2001, Celltech entered into an exclusive worldwide development and marketing agreement with Pfizer regarding CDP870. CDP870 is an anti-TNFa antibody fragment which binds with very high affinity to its target human TNFa. It is being developed for rheumatoid arthritis (RA) and Crohn’s disease, and may be developed for further autoimmune or inflammatory diseases.

Celltech’s collaboration with Pfizer gives Celltech co-development and co-marketing rights in the US, EU and Japan. Celltech will earn a share of the profits arising from product sales in RA and Crohn’s disease in these countries and will receive royalties on sales elsewhere. Celltech received an initial $50 million on entering into the agreement of which $25 million represented an up front signature fee and $25 million represented a contribution to future research and development expenditure in the Crohn’s indication.

Pfizer initiated Phase III dosing in rheumatoid arthritis during October 2002 triggering a further $10 million milestone payment to Celltech.

A further $220 million of milestone payments may become payable to us dependent on the attainment of certain development milestones and the achievement of certain sales thresholds.

The CDP870 collaboration is of a long-term strategic nature. Pfizer retains the right to terminate the agreement at any time and for any reason as long as three months written notice is provided to Celltech. However, under such circumstances the full rights to CDP870 revert to Celltech.

Pfizer is managing the overall program and leading the development in the RA indication. Above an agreed threshold, which was crossed earlier this year, we participate in the expenditure for this indication. We are leading the development in Crohn’s and will fund the majority of costs although we did receive $25 million up front from Pfizer for such costs, as described above. The gross amount of expenditure on the Crohn’s indication for the year ended December 31, 2002 was £3.7 million; in 2001 it was £8.4 million. Prior to the agreement with Pfizer we had incurred total expenditure on CDP870 of some £10 million, which had been expensed within research and development costs.

The Phase III study in the RA indication commenced during October 2002. We anticipate that this study will involve treatment for up to 12 months, with some 1,500 patients. Further milestone payments will be payable by Pfizer upon regulatory filing and upon product approval.

It is anticipated that Phase III studies in Crohn’s disease will commence in the third quarter of this year, subject to agreement of our detailed plans with the FDA.

We will therefore incur Phase III costs on both the RA and Crohn’s indication during 2003 and 2004. CDP 870 development costs are expected to account for more than 50% of our total external development expenditure during 2003. We do not anticipate any further revenues from CDP 870 until registration when certain milestone amounts may become payable. Future cash flows are highly dependent upon timing of launch and other factors.

Under UK GAAP, we have recognized the non-refundable signature fee and milestone payments received to date as a component of ‘other income’. The $25 million research funding was deferred until we had incurred the related expenditure. Under US GAAP we are treating the entire CDP 870 collaboration as a multi-element contract and have deferred recognition of income in accordance with SAB 101.

Johnson & Johnson (KDR Kinase)

In January 2001 we announced a worldwide collaboration spanning the discovery, development and commercialization of a novel class of orally active compounds for the treatment of cancer. These compounds are potent and selective inhibitors of the enzyme KDR Kinase, which has an important role in regulating the formation of new blood vessels in tumors.

Under the terms of the agreement, Johnson & Johnson will be responsible for all costs associated with worldwide development and commercialization. Celltech will receive development milestones and royalties on future product sales. No compounds are currently in the development stage.

Bristol Myers Squibb (BMS 275291)

In February 1998 the Group (through Chiroscience) entered into a collaboration arrangement with Bristol Myers Squibb. Pursuant to the agreement, BMS licensed from the Group rights to the Group’s Matrix Metalloprotease inhibitors (MMPIs). The collaboration provides that BMS would undertake the development of MMPIs in the field of oncology and Celltech would receive milestones and royalties on successful development and launch of any product.

The lead compound in this collaboration was BMS-275291. On June 16, 2003, Bristol Bristol-Myers Squibb and Celltech announced that the Data Safety Monitoring Committee had informed them that BMS-275291 was unlikely to reach its pre-determined efficacy endpoint. Accordingly, the efficacy study was interrupted and treatment was discontinued in nearly all patients. Bristol-Myers Squibb does not plan to develop BMS-275291 further in the oncology indication. Due to the nature of this collaboration, we did not incur any costs, nor have we received any milestones, in the last three years.

AstraZeneca (Aggrecanase inhibitors)

In October 1995 Celltech entered into a collaboration with Zeneca (now AstraZeneca) regarding the use of gelatinase inhibitors as potential treatments for cancer. This agreement was subsequently expanded to include aggrecanase inhibitors. AstraZeneca continues to pursue novel inhibitors of aggrecanase as potential treatments for osteoarthritis. Celltech will receive progress related milestone payments and royalties on future sales of any products arising from this collaboration. Due to the nature of the collaboration we do not incur any development expenditure.

Merck (PDE4)

Phosphodiesterase 4 (PDE4) is a key mediator of underlying inflammation in a number of diseases, including respiratory disorders such as asthma and chronic obstructive pulmonary disorder.

Celltech entered into an agreement with Merck in September 1994 for the development of PDE4 inhibitors. Under the terms of the agreement Merck is responsible for all development costs. Celltech is entitled to milestone payments and royalties on worldwide product sales. However, Celltech at its option can participate in Phase III development and obtain an enhanced royalty.

On April 25, 2003 we were informed that Merck had discontinued Phase II studies of the lead compound in this collaboration. Merck is continuing its research through the ongoing study of other PDE4 molecules. The timing of the development of these other molecules is not certain. Due to the nature of the collaboration arrangement we have not incurred any costs on development nor have we received any milestone payments over the last three years.

Wyeth (Cytotoxic conjugates)

We entered into a collaboration with Wyeth in 1991 for the research, development and commercialization of antibody cytotoxic conjugates as novel oncology treatments. The first product arising from this collaboration, Mylotarg®, was approved by the FDA in May 2000 for the treatment of acute myeloid leukemia in relapsed patients over 60 years of age who are not considered candidates for other cytotoxic chemotherapy. A further product arising from this collaboration, CMC-544, is currently in preclinical development and is expected to enter clinical development during 2003 in Non-Hodgkins lymphoma. Celltech and Wyeth will not develop any further treatments under this collaboration.

Under the terms of the collaboration, Wyeth is responsible for clinical development and Celltech contributes a portion of clinical development costs. Under this collaboration we have incurred £3.0-£4.5 million of costs in each of the last three years. We expect to incur a similar level of costs during 2003. Celltech will receive royalties on world-wide sales of any products that are successfully commercialized. For the year ended December 31, 2002 Celltech received royalties totaling £2.7 million arising from sales of Mylotarg®.

Products

Our revenues are derived mainly from sales of our products, contract manufacturing, and royalties. Approximately 77% of our revenues for the year ended December 31, 2002 were derived from product sales and contract manufacturing and approximately 23% were derived from royalties. The £329.6 million of overall sales compares with £303.1 million for the year ended December 31, 2001 and £235.5 million for the year ended December 31, 2000. Revenues for the 2000 year reflect the acquisition of Medeva on January 26, 2000. Accordingly, revenues for the 2000 year include 12 months of Celltech and 11 months of Medeva. Total sales (excluding royalties) for the 2002 year were £252.9 million compared with £241.7 million for the 2001 year and £197.8 million for 2000.

Our operations are organized into two key operational divisions: those of Celltech R&D and those of Celltech Pharmaceuticals. The Celltech R&D division is responsible for our research and development activities and accounts for external royalty income and milestone fees. Celltech Pharmaceuticals is responsible for the sales, marketing, distribution and supply of products. The discussion below reviews the key products of the Celltech Pharmaceuticals division during 2002:

Tussionex®	Schedule III controlled substance; 12-hour acting prescription cough treatment	}Made and sold in the }United States

Zaroxolyn®	Diuretic product for resistant edema in cardiac failure and renal disease, Zaroxolyn is also indicated for hypertension.	}Made in the United States }and sold in the United }States and elsewhere

Metadate® CD, Equasym® and methylphenidate (generic)	Schedule II controlled substance for attention deficit hyperactivity disorder	}Made in the United States }and sold in the United }States, United Kingdom }and elsewhere

Delsym®	12-hour acting non-narcotic over-the-counter cough treatment.	}Made in the United States }and sold in the United }States and elsewhere

Semprex®-D	Low-sedation antihistamine / decongestant combination	}Made and sold in the United States

Pediapred®	Liquid steroid for treating allergic, auto-immune and inflammatory illnesses	}Made in the United States }and sold in the United }States and elsewhere

Ionamin®	Schedule IV controlled substance; resin-based phentermine for obesity	}Made and sold in the }United States and }elsewhere

Coracten®	For the treatment of high blood pressure	}Made in Italy and sold in }United Kingdom

Dipentum®	For the treatment of ulcerative colitis	}Made in Sweden and sold }in the United States and }Europe

Perenterol®	Anti Diarrhoea	}Made in France and sold in }Germany

CELLTECH PHARMACEUTICALS’ HISTORICAL SALES BY MAJOR PRODUCTS

Sales of Major Products

	2002	2001	2000
	(£ million)
Tussionex®	71.3	64.1	40.7
Zaroxolyn®	28.5	30.3	20.7
Metadate® CD	18.0	8.6	—
Generic methylphenidate	12.6	20.4	24.7
Delsym®	14.3	9.9	12.2
Perenterol®	7.1	1.5	—
Coracten®	6.3	5.4	4.5

Ionamin®	5.5	5.5	8.2
Dipentum®	4.6	—	—
Pediapred®	3.9	6.0	5.4
Semprex®-D	2.6	6.7	3.6
Other	78.2	83.3	77.8

Total product sales	252.9	241.7	197.8

The following information relates to Celltech Pharmaceuticals’ product sales in 2002, 2001 and 2000.

Tussionex®; Delsym®. Tussionex® and the over-the-counter product Delsym® are extended release, 12-hour cough treatments, and are made utilizing our patented, resin-based, Pennkinetic® extended release formulation technology. The United States Drug Enforcement Administration, or DEA, classifies Tussionex® as a Schedule III controlled substance and controls and monitors its distribution. Tussionex® is derived from a Schedule II controlled substance which we obtain pursuant to DEA procurement quotas. Our US cough franchise will be further strengthened with the planned launch of Codeprex™, a 12-hour extended release formulation of codeine and chlorpheniramine. The DEA classifies Codeprex™ as a Schedule III controlled substance. This product, which utilizes our Pennkinetic® technology, is designed to have a 12-hour duration of action. The product will be positioned alongside Tussionex®, promoted for patients with severe cough who prefer to use codeine based products. A new drug application for Codeprex™ was submitted to the US FDA in May 2001 and it is expected to be launched in time for the 2004/2005 cough/cold season.

Zaroxolyn®. Celltech Pharmaceuticals’ main specialist and primary care physician product is Zaroxolyn® for resistant edema, which is a significant problem in congestive cardiac failure and severe renal disease. Zaroxolyn’s diuretic effectiveness continues even in patients with severe renal failure.

Methylphenidate. Methylphenidate, manufactured by Celltech Pharmaceuticals, is used in the treatment of ADHD in children and young adults. Methylphenidate is classified by the DEA as a Schedule II controlled substance and is manufactured under national production quotas allocated by the DEA each year.

Celltech Pharmaceuticals’ methylphenidate range in the United States consists of 5 mg, 10 mg and 20 mg immediate release tablets, 10 mg and 20 mg extended release tablets, and a 20 mg biphasic controlled release capsule. All the immediate release formulations and the 20 mg extended release tablet are generic equivalents of formulations of the branded product Ritalin which is sold in the United States by Novartis AG. The 10 mg and 20 mg extended release tablets are marketed in the United States under the trademark Metadate®. In May 2000, Celltech Pharmaceuticals obtained a license in Europe for the immediate release methylphenidate range, which we launched in the United Kingdom in May 2000 under the trademark Equasym®.

For information on litigation surrounding methylphenidate, see “Item 8—Financial Information—Litigation”.

Metadate® CD. Following approval by the US FDA in April 2001, we launched this new biphasic once-daily controlled release formulation of methylphenidate. Metadate® CD is indicated for the treatment of attention deficit hyperactivity disorder, or ADHD. This controlled release product avoids the need for a midday dose, thus improving convenience and addressing potential concerns with pediatric patients relating to the administration of this treatment during the school day. In 2001 we increased our

United States sales force for the launch and initial marketing of Metadate® CD. Following an appraisal of in-market performance of Metadate® CD, however, we significantly reduced the level of detailing for this product, which resulted in the US general sales force being reduced from 350 to 170 representatives during the third quarter of 2002. The restructured sales force will support a more focused marketing campaign for Metadate® CD. Following the sales force restructuring, we expect Metadate® CD to make a positive financial contribution to our business.

In March 2002 a comparative clinical trial of Metadate® CD Extended-Release Capsules and McNeil’s (a Johnson & Johnson Group company) Concerta® Extended-Release Tablets, the current market leader in the once-daily methylphenidate market segment, was undertaken. Preliminary results announced in October 2002 demonstrated a statistically significant and clinically relevant reduction in ADHD symptoms scores in favor of Metadate® CD as compared to Concerta® for the primary efficacy assessment, which was a comparison of the mean SKAMP deportment scores, a commonly used behavioral evaluation tool, from 1.5 hours to 7.5 hours after dosing. Metadate® CD achieved a 41% improvement in symptom scores relative to Concerta® during this period. Both Metadate® CD and Concerta® demonstrated greater symptom control compared to placebos throughout the 7.5-hour observation period. The positive results from this study have been submitted for publication in a peer review journal.

Also in 2003, we introduced once-daily Metadate® CD Extended-Release Capsules 20mg in a new 100-count bottle. In addition we expect to introduce two new dose strengths for Metadate® CD during the second half of 2003, to allow greater dosing flexibility for patients.

Semprex®-D. Semprex®-D is a combination antihistamine/decongestant for allergic rhinitis (hay fever). The product is indicated for relief of systems associated with seasonal allergic rhinitis.

Pediapred®. Pediapred® is a liquid steroid used for treating a wide range of medical conditions including allergic, auto-immune and inflammatory based illnesses. Pediapred is not currently actively promoted and is also sold by the Group in a generic form.

Ionamin®. Ionamin® is a resin-based formulation of phentermine prescribed in the treatment of obesity. The DEA classifies Ionamin® as a Schedule IV controlled substance, and controls and monitors its distribution. For information on litigation surrounding Ionamin®, see “Item 8—Financial Information—Litigation”.

Coracten®. Coracten®, an anti-hypertensive, is marketed in the United Kingdom.

Product Sales By Geographical Area

The following table summarizes Celltech Pharmaceuticals’ net sales by geographical area for its fiscal years ended December 31, 2002, 2001 and 2000:

	Turnover
	2002	2001	2000
	(£ million)
United States	155.7	160.3	119.4
United Kingdom	41.6	46.3	44.2
Rest of Europe	48.2	28.1	26.2
Rest of World	7.4	7.0	8.0

	252.9	241.7	197.8

As the majority of our revenues arise in the United States, the results reported in sterling can be materially influenced by changes in the US$/£ exchange rate. See “Item 3—Risk Factors—Currency Fluctuations”.

United States

The United States-based operations of Celltech Pharmaceuticals concentrate on the manufacture, distribution and marketing of pharmaceutical products. Celltech Pharmaceuticals has three sites in the United States which together employed approximately 697 people as at December 31, 2002. As part of its overall strategy of refocusing its sales and marketing capabilities towards specialist-focused audiences, Celltech restructured its US general sales force during 2002, which resulted in the US general sales force being significantly reduced. In addition, Celltech created a new U.S. gastrointestinal specialized sales force consisting initially of 30 representatives.

With approximately 170 primary care and 30 specialist sales people operating in regional business units, we believe that the sales forces are of an appropriate size to support Celltech Pharmaceuticals’ United States marketing strategy. The sales force promotes its products through specialists and primary care physicians throughout the United States. We also have ten national healthcare account managers who call on various types of managed care organizations, including health maintenance organizations, group purchasing organizations, pharmacy benefit managers, mail order pharmacies and internet pharmacies.

We currently have distribution agreements with Geneva (a Novartis subsidiary) for generic methylphenidate products and Pfizer for the exclusive sales, marketing and distribution of Dipentum® in the United States.

The Rochester, New York facility is our distribution center for the eastern part of the United States. A warehouse in Sparks, Nevada is our center for distribution to the western part of the United States.

The manufacturing operations within the US have been historically located at two sites, the principal being in Rochester, New York with a satellite operation in Santa Ana, California. During 2003 Celltech made the decision to consolidate its manufacturing within Rochester, transferring activities from Santa Ana and then closing that facility.

United Kingdom

Celltech Pharmaceuticals UK operates from three sites in the United Kingdom and employed approximately 418 people at December 31, 2002. However, since then we have restructured the UK sales force from primary care to specialist focus resulting in a net reduction of 49 employees and 63 redundancies. Our principal products include a range of branded and unbranded pharmaceuticals. The majority of Celltech Pharmaceuticals UK’s products are manufactured at our United Kingdom facility in Bardsley Vale, where third-party contract manufacturing is also undertaken. Although we sold our United Kingdom vaccines business at Speke in October 2000 to PowderJect for £55 million, we will continue to earn some income resulting from our continued distribution of PowderJect’s influenza vaccine until October 2003. See “Item 4—History and Development of the Company”.

In the United Kingdom, we will have a specialist sales force of approximately 25, which we expect will be fully operational by the end of July 2003.

Rest of Europe

Celltech Pharmaceuticals trades in Ireland through a registered branch of Celltech Pharmaceuticals Limited, a UK entity. The Irish operations include a sales force of 4, who market a range of branded pharmaceutical products primarily to physicians.

On October 1, 2001, we completed the acquisition of Thiemann which gave Celltech Pharmaceuticals a high quality sales and marketing organization in Germany, the largest European market. The German operations market a range of pharmaceutical products to physicians through a primary care sales force of 50 and a specialist sales force of 20.

Celltech Pharmaceuticals in France, based in Paris, markets a range of products. These have been promoted through a primary care sales force of 50 and a specialist sales force of 20. We are, however, currently in the process of disbanding the primary care sales force due to the termination of certain co-promotion contracts.

Celltech Pharmaceuticals in Spain, through a sales force of 32, markets a range of branded pharmaceuticals products.

Celltech Pharmaceuticals in Denmark, which opened in October 2002, markets Dipentum® to gastrointestinal specialists across the Nordic region through a sales force of four, all of whom were recruited after December 31, 2002.

Celltech Pharmaceuticals sold its Belgian fine chemicals business, which supplies active pharmaceutical ingredients to pharmacies, in 2001. With a sales force of four, the remaining business in Belgium is focused on the sale and promotion of prescription pharmaceuticals to specialist physicians.

Following the sale of our fine chemicals business in Belgium, the primary production of all Celltech Pharmaceuticals products sold in continental Europe is now performed by third parties.

Rest Of World

Whilst we do not have an infrastructure outside Europe and the United States, we have revenues from products sold world-wide through distributors and licensees of our intellectual property.

Celltech R&D

We derive additional revenues from royalties. Royalties arise principally from:

•	licenses of antibody manufacturing technology (including licenses related to the Boss technology);

•	North American sales of Asacol, which is a treatment for inflammatory bowel disorders, manufactured and sold under license by Proctor & Gamble in the United States and Canada;

•	sales of our patented protein Pertactin (69kD), which is licensed to GlaxoSmithKline for their acellular pertussis vaccine Infanrix® (trademark of GlaxoSmithKline);

•	sales of Mylotarg®; and

•	sales of Chirocaine® (included below in “Other”).

See “Item 8—Financial Information—Litigation” for the status of certain 69kD patent litigation and the resolution of the Boss US patent litigation.

	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000
	(£ million)
Antibody engineering	53.1	37.1	21.2
Pertactin	11.0	8.8	5.6
Asacol®	7.6	10.2	7.2
Mylotarg®	2.7	4.2	2.4
Other	2.3	1.1	1.3

Total royalties	76.7	61.4	37.7

The above table summarizing royalties gives effect to our acquisition of Medeva as from January 26, 2000. The royalties from the antibody engineering (formerly referred to as Boss technology) continued to grow strongly in 2002 as sales from the underlying antibody products grew substantially in the market. These revenues are derived from seven products, including Remicade™, ReoPro®, Rituxan® and Herceptin®. The settlement of the Boss dispute with Genentech will result in a gradual decline of our US antibody engineering royalty rates until the original scheduled expiration of the Boss patent in March 2006.

Research and Development

Celltech’s discovery and development functions are carried out at our sites in the United Kingdom and United States. The Celltech discovery and development team of approximately 600 people manages the development of all products of the group including manufacturing, clinical and regulatory support. We believe that our discovery and development capabilities encompass all the major technologies and specialties employed in a major biopharmaceutical business.

We also have development collaborations with pharmaceutical and biotechnology companies and with academic institutions. These collaborations include pharmaceutical formulations and delivery technologies with standard pharmaceuticals in addition to biotechnology collaborations. See “Item 4—Information on the Company—Business Overview—New Product Pipeline”and “Item 4—Information on the Company—Business Overview—Research Collaborations”.

Intellectual Property

We attach great importance to patents and trademarks for the protection of our investment in product discovery, development, manufacturing and marketing. Our policy is to seek the strongest possible protection for our products and technologies, including new chemical and biological entities, processes, formulations, delivery systems and uses. Our general policy is to vigorously defend and enforce our intellectual property rights. See “Item 8—Financial Information—Litigation” and “Item 3—Key Information—Risk Factors”.

Patents

Celltech has more than 300 patent families (exclusive of the OGS patent families) relating to our products and technologies, including over 200 granted US patents. In our areas of particular focus, we have 40 patent families relating to metalloproteinase inhibitors, 29 patent families relating to integrin inhibitors and 36 patent families relating to antibody products and technology. OGS has 124 patent families. We are currently evaluating the OGS patent portfolio to determine which of these patents we wish to retain and which we wish to license, sell or abandon.

Celltech also has patent rights to the 69kD protein, Pertactin, which is an important component of acellular pertussis vaccines. We have granted GlaxoSmithKline an exclusive worldwide license to use the 69kD protein which is incorporated in its vaccine, Infanrix®. GlaxaSmithKline has granted a sub-license to Aventis pursuant to which Celltech will receive additional royalty income.

In December 2001, we announced the settlement of a long-running patent dispute with Genentech relating to interference proceedings between our former Boss US patent and Genentech’s US Cabilly patent in the field of antibody manufacturing. We are engaged in a patent validity and infringement litigation involving Celltech’s 69kD patent. We are also currently in litigation in the UK courts with the US biopharmaceutical company, MedImmune Inc. in a matter relating to MedImmune’s alleged failure to pay royalties on MedImmune’s Synagis product pursuant to a worldwide patent license agreement covering Celltech’s antibody engineering patent known as the “Adair” patent. See “Item 8 – Financial Information–Litigation”.

Trademarks

Most of Celltech’s significant branded pharmaceuticals are protected by trademarks in their major markets. The material trademarks to which we have rights include Asmasal, Asmabec, Betnesol, Bettamousse, Chirocaine, Clickhaler, Cocois, Codeprex, Coracten, Coracten XL, Deconsal, Delsym, Dexedrine, Dipentum, Equasym, Gastrocrom, Humibid, Hylorel, Ionamin, Metadate, Micralax, Minijet, Mykrox, Necyrane, Normax, Pediapred, Pennkinetic, Plurexid, Predsol, Semprex-D, Spacehaler, Theraccine, Trandate, Tussionex, Valstar, Zaroxolyn, and the “Celltech”, “Celltech R&D”, “Celltech Pharmaceuticals”, “Chiroscience”, “Celltech Chiroscience”, “Medeva” and “Celltech Medeva” marks. Trademark protection continues in some countries as long as a trademark is used and in other countries as long as a trademark is registered.

Competition

The biopharmaceutical industry is highly competitive. There are numerous companies in the United Kingdom, the United States and in other areas of the world engaged in the development, manufacture and sale of pharmaceuticals of the kind being developed and sold by Celltech. Many of these companies have substantially greater financial resources than we do. In addition, the increasing influence of both managed care organizations and governments and the greater use and acceptance of generic products have resulted in an erosion of prices in segments of the pharmaceutical market worldwide. Celltech is not immune to these competitive and pricing influences.

Where possible we attempt to protect the competitive position of our products through patents and brand recognition. However, the introduction of new products and processes by competitors may affect pricing levels or result in the replacement or reduction in use of our products by other companies’ products. There can be no assurance that any of our products will not become outmoded or redundant, notwithstanding patent protection.

Our future results are likely to be affected principally by our success in the timeliness of bringing our pipeline products to market and, in the shorter term, by competition to our existing portfolio of products. Our future results will also depend on our ability to compete on the basis of price and to maintain a reputation for quality, efficacy and cost effectiveness with our customers. In addition, our ability to attract and retain scientific and other personnel, to develop and implement marketing plans, to maintain patent protection and to secure adequate capital resources are all important competitive factors. See “Item 4—Information on the Company—Business Overview—New Product Pipeline”, “Item 4—Information on the Company—Business Overview—Products”, “Item 3—Key Information—Risk Factors” and “Item 5—Operating and Financial Review and Prospects”.

Raw Materials

The key sources of our raw materials are both bulk pharmaceuticals and specialty ingredient manufacturers based primarily in the United States and United Kingdom. Our raw material pricing is relatively stable with no excessive cost increases currently anticipated.

Celltech has not experienced any significant shortages in supplies of raw materials and seeks, wherever commercially feasible, to secure second source suppliers for key materials or to stockpile materials where shortages may arise. We have not, however, secured qualified second source suppliers or stockpiles in respect of key raw materials for some of our material products, and there can be no assurance that shortages will not develop or that prices for raw materials will not increase in the future.

Seasonality

The United States cough and cold products are sold predominantly in the winter months and are dependent on the severity and duration of the cough/cold season. Otherwise, the manufacturing and marketing of our products have not historically been strongly seasonal in nature.

Government Regulation

Regulation by government authorities in the United States, the United Kingdom, the rest of Europe and other countries in which we operate is a significant consideration in the development, production, marketing, labeling and reimbursement of our products and in the continuation of our research and development activities.

In the United States, the United Kingdom, the rest of Europe and most other countries, in order to test, market and sell biological products, drugs, medical devices and diagnostic products, there is a requirement to obtain and to maintain an approval for a product from the appropriate regulatory authority, referred to as a marketing authorization. We are also subject to various laws, regulations, policies, guidelines and recommendations relating to such matters as safe working conditions, laboratory and manufacturing practices, the experimental use of animals and the protection of the environment. Furthermore, there has been a general trend towards greater regulation of the biopharmaceutical industry and its products.

The submission of a marketing authorization application to a regulatory authority does not guarantee that an authorization will be granted. Regulatory authorities require substantial data in connection with marketing authorization applications, resulting in a lengthy and costly approval process. The time taken to obtain such approval varies depending upon the countries concerned and the nature of the product, but can take from a few months to several years and usually involves substantial expenditure.

Furthermore, regulatory authorities of different countries may impose different requirements and may refuse to grant, or may require additional data before granting, an approval even though the product may have been approved by the regulatory authority of another country. There is an ongoing initiative, the International Conference on Harmonization, among representatives from Japan, the United States and the European Union, to limit regulatory differences where possible, but it may be many years before its objective is fully achieved, if at all.

Even if approval is obtained, failure to comply with present or future regulatory requirements, or the emergence of new information reflecting adversely upon the safety or effectiveness of the approved drug, can lead the regulatory authority to suspend, vary or withdraw its approval to market the product.

In the United States, the principal regulatory agency is the FDA. Nearly all other countries have similar national regulatory authorities. In Europe, we must take into consideration:

•	the regulatory climate within the European Union, including the influence of the International Conference on Harmonization, and the approach of the European Agency for the Evaluation of Medicinal Products and its expert advisory committee, the European Committee for Proprietary Medicinal Products, or CPMP, as well as

•	the position of the national regulatory authorities.

New licensing procedures were introduced in the European Union in 1995 aimed at harmonizing the regulatory requirements and outcomes among member states in respect of the same products. The impact of these new procedures is scheduled for review by the European Commission. The regulation of medicines is not yet fully harmonized.

Recognizing global regulatory differences, wherever practical, we aim to design pre-clinical and clinical protocols which should generate sufficient data of a quality that will be acceptable to support applications for the same product in each country where it is intended to be marketed.

After regulatory approval is obtained, products are subject to continual review. Manufacturing, labeling and promotional activities are continually regulated by the FDA and equivalent regulatory agencies of other countries, and the manufacturer also reports certain adverse events involving its drugs to these agencies. Previously unidentified adverse events or an increased frequency of adverse events that occur post-approval can result in labeling modifications of approved products, which can adversely effect future marketing of a drug. Finally, approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur following initial marketing.

In some countries it is necessary to obtain approval for the price to be charged for a medicinal product or device. This is true in a number of European Union member states. In the United Kingdom, the launch price of pharmaceuticals is set by the manufacturer but is subject to the constraints of the Pharmaceutical Price Regulation System which controls the profitability of a company’s business and is administered by the United Kingdom’s Department of Health.

Governments may also influence product prices through the control of national healthcare systems and other organizations that bear all or a portion of the cost of products. In the United States, the Medicare program, a federal program that provides defined health benefits for the aged and disabled, has an important influence on revenues that can be derived from a product. The Medicaid program, a joint federal and state program that provides defined health benefits to certain financially needy individuals, may also significantly impact revenues that can be derived from a product. Both programs also impose certain marketing practice restrictions. Many states have enacted generic substitution statutes which permit, and in some cases require, the substitution of a different manufacturer’s version of a product for the one prescribed. In addition, many states require pharmaceutical companies to rebate a portion of their revenues from products sold to Medicaid beneficiaries back to the states concerned.

Private medical care plans likewise influence prices by placing restrictions on coverage of products and the level of reimbursement.

United States Regulation

The production and marketing of our products and their research and development activities are subject to regulation by federal and state governmental authorities in the United States. Although most states maintain one or more agencies with power to regulate biopharmaceutical products, they commonly defer to the federal agencies discussed below in matters relating to development, production, marketing, labeling and reimbursement.

FDA Regulation

Biological products, drugs, medical devices and diagnostic products are subject to rigorous review by the FDA. The Federal Food, Drug and Cosmetic Act, the Public Health Service Act and other federal statutes and regulations govern or influence the testing, manufacture, safety, efficacy, labeling, storage, record keeping, approval, advertising and promotion of such products. Product development and approval within this regulatory framework takes a number of years, involves the expenditure of substantial resources and is commercially risky. Many products ultimately do not reach the market because of toxicity or lack of effectiveness as demonstrated by required testing. Total development time for successful compounds can exceed ten years.

The steps required before a pharmaceutical product may be marketed in the United States include:

•	pre-clinical laboratory testing;

•	submission to the FDA of an investigative new drug application which must become effective before human clinical trials may be commenced;

•	adequate and well-controlled human clinical trials to establish the safety and efficacy of the drug;

•	submission to the FDA of a marketing authorization application (new drug application, or NDA, abbreviated new drug application, or ANDA, or biologics application, or BLA);

•	FDA approval of the marketing authorization application prior to any commercial sale or shipment of the drug; and

•	FDA approval of the manufacturing facility.

Good Practice Standards. Various standards are applied either by law or custom to the activities of pharmaceutical companies. These include principally:

•	Good laboratory practice, applied to studies performed during pre-clinical development to identify the compound’s behavior and toxicity in animals;

•	Good clinical practice, intended to ensure the quality and integrity of clinical data and to protect the rights and safety of human subjects in clinical trials; and

•	Good manufacturing practice, intended to ensure the quality of drugs by setting minimum standards for all drug manufacturing facilities. Such standards have been developed by the FDA and by the United States National Committee for Clinical Laboratory Standards.

Clinical Testing. Clinical testing of new compounds in humans is designed to establish both safety and efficacy in treating a particular disease or condition. These studies are usually conducted in three or four phases of testing. The clinical trial process may take from two to six years or more to complete.

•	Phase I trials are normally conducted in a small number of healthy human subjects or patients without the specific condition targeted. Their purpose is to provide a preliminary evaluation of the product candidate’s safety, toxicity and behavior when administered to humans.

•	In Phase II trials, the product candidate is assessed for its short-term safety and preliminary efficacy in a limited number of patients with the targeted disease or disorder. The appropriate dose ranges and regimens for Phase III are also determined during this phase.

•	Phase III trials involve a comprehensive evaluation of safety, efficacy and toxicity that might not have been evident in smaller studies. The trials are carried out, typically on a multi-center basis, on a sufficient number of patients to obtain statistically significant results. All adverse reactions are investigated in detail and special features of the product candidate are explored.

•	Phase IV trials are usually carried out after the product has been granted a license in order to extend its labeling or support its existing labeling.

There can be no assurance that any new drug will successfully proceed through this approval process or that it will be approved in any specific period of time.

Orphan Drug Status. The Orphan Drug Act encourages manufacturers to seek approval of products intended to treat diseases with a prevalence of less than 7.5 patients per 10,000 population or currently approximately 200,000 patients in the United States. This Act provides tax incentives, FDA assistance with protocol design, and a period of seven years of marketing exclusivity for a successful product. CDP 571 has been designated an orphan drug by the FDA. Other of our products could be so designated in the future.

Manufacturing Controls. Biopharmaceutical manufacturers and suppliers are required by the Federal Food, Drug and Cosmetic Act and by FDA regulations to follow good manufacturing practice requirements and are subject to routine periodic inspections by the FDA and certain state and foreign regulatory agencies for compliance with good manufacturing practice and other applicable regulations. Failure to achieve satisfactory good manufacturing practice compliance as confirmed by routine inspections could have a material adverse effect on a company’s ability to continue to manufacture and distribute its products.

Advertising and Promotion. The FDA regulates advertising and promotion of prescription drugs. Promotion for unapproved uses is prohibited, and sponsorship of medical symposia and publications is regulated. Financial incentives to prescribers are regulated under federal and state criminal laws as well as codes of practice for the medical professions.

DEA Regulation

Certain products, including Celltech Pharmaceuticals’ methylphenidate, Tussionex® and Ionamin®, are controlled substances subject to additional regulation by the US Drug Enforcement Administration. See “Item 3—Key Information—Risk Factors,” “Item 4—Information on the Company—Business Overview—Products—Methylphenidate; Ionamin®; Tussionex®; and Delsym®”.

Health, Safety and Environmental Regulation

We are subject to United States federal, state and local laws, regulations and ordinances that (i) govern activities or operations that may have adverse environmental effects, such as discharges to air and water, as well as handling and disposal practices for solid or hazardous wastes; and (ii) impose liability for the costs of cleaning up, and certain damages resulting from, sites of past spills, disposal or other releases of hazardous substances. Some of our operations may generate, or may have generated in the past, hazardous wastes. We believe that we have conducted such operations and disposed of any such wastes in compliance with applicable environmental laws and regulations.

We maintain a corporate social responsibility, or CSR, approach which is committed to integrating environmental, economic and social considerations into our daily operations. We expect our CSR program to continue to evolve and develop as we strive to maintain high CSR standards in line with our CSR policy. The CSR policy document is available to all staff and we collaborate with external advisors to ensure our CSR reporting continues to meet current requirements.

We are not aware of any environmental conditions relating to present or past waste generation at or from our facilities or operations, that would be likely to have a material adverse effect on our financial condition or results of operations. However, there can be no assurance that environmental liabilities in the future will not have a material adverse effect on our financial condition or results of operations.

Product Liability

Companies that market products in the United States are subject to suit in state and federal courts for personal injuries allegedly caused by the products. The risk of product liability litigation is significantly greater in the United States than in most European jurisdictions, and damage awards can be substantial. FDA approval is not a defense to liability, but failure to comply with FDA requirements may constitute evidence of negligence. See “Item 8—Financial Information—Legal Proceedings”.

European Union Regulation

The system of regulation of medicinal products for human use in Europe dates back to 1965. There is a broad range of European Community legislation, which has been implemented by European Union member states, governing all aspects of activities related to medicinal products. This legislation is supplemented by numerous guidelines, which are not legally binding in most cases. However, failure to comply with, or a departure from, the guidelines requires justification and may, for example, raise issues as to the adequacy of data submitted in support of an application to market a product.

Pre-Clinical Research. European legislation (Directive 75/318/EEC, as amended) imposes certain specific requirements for pre-clinical testing of a product where the data generated will be used for an application for a product marketing authorization in the European Union. Basic provisions in legislation are expanded upon by a broad range of guidance documents issued by the European Committee for Proprietary Medicinal Products (CPMP), which, while not usually incorporated into the legislation, are extremely important for companies to follow when products are under development. Deviation by companies from such guidance, particularly where they are specific to product groups, would generally require a strong justification upon application for a marketing authorization. Directive 86/609/EEC establishes pre-clinical research standards to be met by research institutions engaged in animal research. These provisions are enforced through registration and inspection. Additionally, Good Laboratory Practice Directive L(87/18/EEC) establishes high standards of practice and associated legislation for laboratories, with compliance again monitored through a system of inspection.

Clinical Research. Directive 75/318/EEC establishes requirements for conducting research in human beings where the data is intended to be utilized in a marketing authorization application. The CPMP has issued a number of guidance documents. In particular, these include guidelines on good clinical practice which adopt the texts recently developed by the International Conference for Harmonization. These guidelines became effective in January 1997 and take account of CPMP guidelines on good clinical practice previously adopted in 1990. In addition, some general legislation, such as the Protection of Individuals Directive with regard to the Processing of Personal Data Directive (95/46/ EEC) are also relevant to the conduct of clinical research. Aside from these provisions, however, the conduct of research in the European Union is not yet subject to specific European Union legislation. As a result, the national laws and practices of member states still govern research conducted within the local jurisdiction. The variation in these laws and practices limits the extent to which the conduct of research projects can be streamlined across multiple sites throughout the European Union.

Marketing. In 1995, the European Union introduced the “New System,” also known as Centralized and Mutual Recognition Procedures, for authorization of medicinal products. In particular, Council Regulation 2309/93 established a process of European authorization for particular types of biotechnology and high technology products and new chemical entities. This centralized application system requires an application to the European Agency for the Evaluation of Medicinal Products for a marketing authorization to be made by a person who is “established in the Community” and who will be responsible for placing the product on the market. This agency coordinates the assessment process and procedure, while the CPMP, a body of expert advisers drawn from the member states, undertakes, with the assistance of nominated external experts drawn from the European Union, the scientific assessment of the product dossier and produces an opinion as to whether a product satisfies the criteria for authorization. The criteria for authorization involve evaluating a potential product’s safety, quality and efficacy. The European Commission then makes the final decision as to the grant or refusal of a marketing authorization. If successful, the application will result in a single authorization for the product concerned which is valid in all member states.

Manufacturing. Manufacturing conducted within the European Union must meet good manufacturing practice requirements (Directive 91/356/EEC). The legislation (Directive 75/319/EEC) imposes precise obligations upon manufacturers, in particular with regard to control, batch testing and release of products in the European market and the qualifications for the personnel authorized to undertake such activities. Inspections of manufacturing site facilities and procedures are regularly undertaken, both by local inspectors and by inspectors from other countries in which the product is to be sold. The legislation requires clear, contractual documentation regarding how manufacturing services are provided by one company to another when aspects of the manufacturing process are subcontracted to others by the marketing authorization holder and/or manufacturer.

Pricing. In a number of member states, it is not possible to market a product until pricing negotiations with the responsible government authorities have been concluded. The grant of a marketing authorization by the regulatory authorities does not guarantee the negotiation of a satisfactory price or of reimbursement terms under national public health systems for the products concerned.

Regulation in Other Countries

In general, regulation is similar in countries outside the United States and Europe, with the approval system regulated by specific agencies in each geographic area. However, approval by one agency does not ensure approval in other countries.

C.	Organizational Structure

As of June 19, 2003, the following chart presents our corporate structure, the jurisdiction of incorporation of our subsidiaries and the percentage of shares we hold directly or indirectly in these subsidiaries:

Name of Subsidiary	Jurisdiction of Organization	Percentage of Share Ownership
Celltech R&D Limited.	England and Wales	100%
Chiroscience Group Limited	England and Wales	100%
Cistron Biotechnology, Inc.	Delaware	100%
Darwin Discovery Limited.	England and Wales	100%
Darwin Molecular Corporation	Delaware	100%
Chiroscience R&D Limited.	England and Wales	100%
Celltech R&D Inc.	Delaware	100%
Celltech Europe Limited.	England and Wales	100%

Name of Subsidiary	Jurisdiction of Organization	Percentage of Share Ownership
Celltech U.S. Limited.	England and Wales	100%
Celltech Therapeutics Inc.	Delaware	100%
Celltech Therapeutics Limited.	England and Wales	100%
Medeva Limited	England and Wales	100%
Medeva International Limited	England and Wales	100%
Celltech Pharma Europe Limited	England and Wales	100%
International Medication Systems Limited	England and Wales	100%
Evans Healthcare Limited	England and Wales	100%
Medeva Holdings B.V.	The Netherlands	100%
Celltech Pharma S.A.	Spain	100%
IMS (Overseas) S.A.	Switzerland	100%
Medeva France S.A.	France	100%
Celltech US LLC	Delaware	100%
Celltech Pharmaceuticals Limited	England and Wales	100%
Celltech Pharma Holding GmbH	Germany	100%
Celltech Nordic ApS	Denmark	100%
Medeva B.V.	The Netherlands	100%
Celltech Pharma S.A.	France	100%
Celltech Pharma Ireland	Ireland	100%
Celltech Reinsurance (Ireland) Limited	Ireland	100%
Celltech Pharma S.A.	Belgium	100%
Medeva Pharma Schweiz AG	Switzerland	100%
Celltech US, Inc.	Delaware	100%
Celltech Holdings Inc.	Delaware	100%
Celltech Americas, Inc.	Delaware	100%
Celltech Manufacturing CA, Inc.	California	100%
Celltech Pharmaceuticals, Inc.	Delaware	100%
Celltech Manufacturing, Inc.	Delaware	100%
Upstate Pharma, LLC	New York	100%
Celltech Technologies Inc	New York	100%
Medeva Pharmaservices Limited.	England and Wales	100%
Celltech Limited	England and Wales	100%
Celltech Manufacturing Services Limited	England and Wales	100%
Celltech GmbH & Co. KG	Germany	100%
Celltech Pharma GmbH	Germany	100%
Celltech Deutschland GmbH & Co. KG	Germany	100%
Thiemann SA	Luxembourg	100%
Oxford GlycoSciences Plc	England and Wales	92.95%
Oxford GlycoSciences (UK) Limited	England and Wales	92.95%
Oxford GlycoTherapeutics Limited	England and Wales	92.95%
Oxford GlycoSciences Inc	Massachusetts	92.95%

We expect to have a 100% holding in the OGS companies by mid July. With the acquisition of OGS we have also inherited a 50/50 joint venture with Marconi, Confirmant Limited (Confirmant). The purpose of the joint venture was to integrate and leverage Marconi’s broadband data transmission capabilities with OGS’s proteome databases. Confirmant had initial funding of £30 million contributed by Marconi and OGS equally. Confirmant operates with a separate management and sales team.

D.	Property, Plants and Equipment

Properties

Celltech’s head office is based at leased premises in Slough, Berkshire, England. This Slough facility houses Celltech’s head office and development operations. Its lease is for approximately 50,000 square feet and runs until October 2021. A second 90,000 square foot leased facility in Slough is used for research operations. The lease for this facility will expire in December 2021.

As of December 31, 2002, Celltech also had leased research facilities in Wayne, Pennsylvania; Seattle, Washington; and Cambridge Science Park, Cambridge, England. The lease for the Wayne, Pennsylvania facility expired in January 2003 and was not renewed. The lease for the Seattle, Washington facility expires in August 2004. The lease on the Cambridge Science Park Facility at Granta Park, Cambridge, England will expire in June 2020.

Celltech Pharmaceuticals has three principal manufacturing sites, which are located at Bardsley Vale, England; Rochester, New York; and Santa Ana, California. These sites are described below. Celltech Pharmaceuticals has distribution sites at Dunstable, England; Rochester, New York; and Sparks, Nevada and has a number of small leased office, warehouse and research sites.

The 6.5 acre site at Bardsley Vale is a freehold and consists of a manufacturing plant and office space. The Bardsley Vale plant manufactures pharmaceutical products in the United Kingdom. Approximately 150 products are manufactured in the United Kingdom.

The Rochester facility comprises a 40 acre site with over 100,000 square feet of office space and over 400,000 square feet of manufacturing, laboratory and warehouse space. The Rochester facility manufactures Ionamin®, Tussionex®, Delsym®, Pediapred®, Zaroxolyn®, Americaine® and methylphenidate. Our Rochester facility has undergone a major capital investment program. In order to take advantage of certain real estate tax abatement, sales tax exemptions for equipment purchases in the period to December 31, 2002 and certain other benefit programs currently available from the County of Monroe Industrial Development Agency, or COMIDA, Medeva conveyed title to the facility and such newly acquired equipment to COMIDA and coincident with such conveyance, leased the entire facility together with such equipment back from COMIDA for a ten year term expiring September 30, 2007 at a rental of $1.00 per annum on a net-lease basis. The benefit period related to tax exemptions on equipment purchases lapsed in 2002. As such, in consideration of the sum of $1.00, Celltech re-acquired rights, title and interest in and to all equipment and personal property previously covered by the term of the lease. Effective from January 2003, no equipment is covered by the terms of the lease. We may at any time for any reason terminate the net lease agreement and immediately re-acquire title to the facility upon the payment of nominal consideration.

Celltech Pharmaceuticals currently produces its bulk methylphenidate tablets at a 32,000 square foot facility in Santa Ana, California. The facility is under a lease that runs through December 2005.

Celltech Pharmaceuticals Europe leases office space in Paris, Madrid, Brussels, and in 2002 opened an office in Denmark to market certain existing specialist-focused products across the Nordic region.

We also acquired with Thiemann the freehold to a building containing offices and laboratories in Waltrop in north-east Germany. The laboratories and part of the office space are leased to third parties and it is our intention to sell the building. To replace this facility we have leased new offices in the Essen area of Germany.

With the acquisition of OGS, we acquired the lease to an approximately 50,000 square foot facility in Milton Park, Oxfordshire. The facility houses proteomics laboratories as well as corporate offices. The lease expires in December 2013, with a right to terminate in December 2008. In addition, in April 2001, OGS signed an agreement to construct and lease a new building totaling 61,000 square feet on an adjacent site in Milton Park. The lease runs until 2017 and the site will house biology and chemistry laboratories. OGS also has short term leases for an aggregate of approximately 40,200 square feet of laboratory and office space in Abingdon, Oxfordshire and Milton Park.

Properties used in our operations are considered suitable for the purpose for which they are currently used and adequate to meet both our current needs and our needs for the reasonably foreseeable future, although capital expenditures will continue to be incurred in order to maintain existing facilities, meet changing regulatory, health, safety and environmental laws, enact process improvements and facilitate the manufacture of new products.

The Rochester facility manufactures a range of pharmaceutical products for Celltech Pharmaceuticals. Plant utilization varies during the year, however, on average the plant is utilizing 40% of its one-shift, normal working week operating capacity.

The Santa Ana site, which Celltech announced it would be closing during 2003, operates as a satellite manufacturing facility to Rochester and consequently utilization rates vary significantly from month to month being particularly dependent on our market share of generic and branded methylphenidate.

The Bardsley Vale facility manufactures a wide range of pharmaceutical tablets and sterile products for both Celltech Pharmaceuticals and other third party customers. Plant utilization varies during the year and can be particularly impacted by the timing of the third party contract manufacture business. However, on average the plant is utilizing 75-85% of its capacity. This facility is currently being upgraded. The upgrade will replace the old air handling units and remove the spatial constraints by extending the sterile products facility by 30%. The new extension will support the current sterile core and be constructed to class 100,000 and class 10,000 environmental standards. The sterile core will be remodeled and will maximize improvements in material and people flow. The end result should improve the marketability for contract manufacture and ensure regulatory compliance in the future. The total cost of the upgrade is expected to be £5.0 million (of which £1.0 million has been spent through December 31, 2002) and is anticipated to be completed by the end of 2004.

We are not aware of any material environmental issues that will affect the utilization of the plants and there are no material plans at the Rochester facility to expand or improve the site beyond its existing level.

There are no other material tangible fixed assets other than those discussed above.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

Development of Operations. The history and development of Celltech, or the Group is discussed more fully in “Item 4—Information on the Company—History and Development of the Company”.

In the three-year period from January 1, 2000 to December 31, 2002 the Group entered into a number of significant transactions that have impacted its operations and financial results. These transactions are summarized below:

•	In January 2000, Celltech acquired Medeva PLC, now known as Medeva Limited, or Medeva.

•	On November 6, 2000 the Group acquired Cistron Biotechnology Inc. The technology thereby acquired was amalgamated into the Celltech R&D Division.

•	On October 1, 2001 the Group acquired control of Thiemann SA, the parent company of Thiemann Arzneimittel GmbH & Co. KG, a German pharmaceutical sales and marketing organization.

•	In July 2002, Celltech entered into arrangements with Pfizer to access its product Dipentum®, which is marketed as a treatment for ulcerative colitis, an inflammatory bowel disorder, in the US and Europe.

•	In February 2003, Celltech made a cash offer for the entire issued and to be issued share capital of Oxford Glycosciences PLC, a proteomics-based drug discovery and development company, which offer was subsequently declared unconditional (see Note 31 of Notes to Consolidated Financial Statement of Celltech).

•	On June 3, 2003, Celltech announced its intention to close its Santa Ana manufacturing facility, transferring the methylphenidate related production to its Rochester site. The full financial impact of this closure is anticipated to be approximately £5 million.

The acquisition of Medeva has provided the Group with a steady revenue stream to help underpin an internationally competitive level of R&D investment. It has also provided us with a platform to commercialize certain of our own products and consequently retain a greater proportion of gross profit. Whilst no development product has yet to be commercialized through this acquired capability, we anticipate that it will enable us to market pipeline products, such as CDP870 in the Crohn’s indication, to gastroenterologists.

The acquisition of Thiemann SA allowed the Group to access the German market, the largest market for pharmaceutical products in Europe, for the first time. Medeva had no operations in Germany at the date of its acquisition by Celltech.

The Dipentum® arrangements provide the Group with access to our first global specialist focused product and will enable us to build our gastrointestinal commercialization capabilities ahead of the launch of pipeline products. In particular we have created a new US gastrointestinal sales force of initially 30 representatives during the year. During the latter part of 2002 and the first quarter of 2003 we have similarly focused on creating new gastrointestinal sales forces in Europe.

We believe that the acquisition of OGS, anticipated to be a 100% subsidiary by mid-July 2003, will allow us to acquire both tangible and intangible assets that we can harness into our R&D capabilities. In addition, we believe that using our existing technology we can exploit certain novel protein disease targets identified and patented by OGS. We anticipate that the integration of OGS’s bio-informatics capabilities will expand our own capabilities in this area.

Presentation of financial results. The financial statements and management discussion and analysis have been presented on the basis set out below:

•	The following discussion is based upon the historical Consolidated Financial Statements of Celltech. We discuss below the results of continuing operations giving effect to the acquisition of Medeva on January 26, 2000 and the acquisition of Thiemann on October 1, 2001.

•	The historical financial statements of Celltech have been prepared in accordance with UK GAAP, which differ in certain respects from US GAAP. A full discussion of the significant differences between UK GAAP and US GAAP which affect Celltech’s Consolidated Financial Statements and reconciliation to US GAAP appears in Note 30 of Notes to the Consolidated Financial Statements of Celltech.

•	As part of the integration of Medeva, certain non-core activities were identified and divested. These divested businesses are the vaccines business at Speke, United Kingdom, the anesthetic gases business of Inhalon at Bethlehem, Pennsylvania, and the metered dose inhaler business of Armstrong at West Roxbury, Massachusetts. The results of these businesses prior to their disposition are not included in Celltech’s consolidated results for 2000 or 2001. In addition, during 2001 the Group disposed of its Belgian fine chemicals business and the rights to various of its French ‘over the counter’ products. The results of these businesses were consolidated to the date of disposal.

•	The operations of Celltech, Chiroscience and the research and development operations of Medeva, have been combined to form the Group’s research and development division, referred to as Celltech R&D. The Medeva pharmaceutical operations and the Thiemann business form the Group’s pharmaceuticals division, referred to as Celltech Pharmaceuticals.

•	Celltech acquired and disposed of a number of subsidiaries and products during the periods covered by its historical financial statements. As a result, period to period comparisons of the operating results and other financial information may not be meaningful.

Critical Accounting Policies. To understand Celltech’s financial statements, it is important to understand its accounting policies. In preparing our financial statements in accordance with accounting principles generally accepted in the United Kingdom and the United States, management must make estimates and assumptions that impact the reported amount of revenues, expenses, assets, liabilities and related disclosures at the date of the financial statements and during the reporting period. Such judgments are subjective and can be complex. Actual outcomes could differ from those estimates. The Group’s critical accounting policies are as follows:

Income Recognition

Product sales

•	Revenue from product sales is recorded as turnover in our financial statements and valued at the invoiced amount (excluding sales and value added taxes) less estimated provisions for product returns, wholesaler chargebacks and rebates given to Medicaid, managed care and other customers – a particular feature in the US. Cash discounts for prompt payment are also deducted from sales on an accrual basis. Revenue is recognized when title passes which is usually either on shipment or on receipt of goods by the customer depending on local trading terms. In the US, Celltech’s policy is to allow wholesalers and pharmacies to return unused inventories six months prior and up to a year after shelf-life expiry which is typical in the US pharmaceutical industry. At point of sale, management estimates the quantity and value of goods which may ultimately be returned. Our returns provisions are based on actual experience over the preceding three years, although in certain situations, for example, a new product launch or at patent expiry, further judgment may be required.

•

Similarly, at the time of invoicing sales, rebates/chargebacks that could be paid out over the following six to nine months are estimated. These rebates/chargebacks typically arise from sales contracts with key pharmacy chains, managed care organizations, buying groups, hospitals and from the Medicaid program. The estimates are made by applying a consistent methodology on a customer by customer basis taking into account specific contract provisions and are reviewed frequently. Inevitably, however, such estimates involve judgments on future sales levels/distribution and the extent to which customers will access different incentive levels offered by the Company. Experience has shown the methodologies used provide a reasonable estimate of the actual outcomes.

•	A further feature of the US market is that sales can also be significantly influenced by wholesaler buying patterns. Wholesalers often place orders which are significantly larger than their normal levels of demand ahead of anticipated price increases or they may seek to build up or run down their inventory levels for other reasons. If such speculative orders are shipped shortly before a quarter or year end it can result in revenue being recorded in the current financial period in respect of the following year’s underlying demand and distortion of the financial results from one period to the next. Management tracks wholesaler inventory levels by product using its own and third party data and, where we believe material distortions occur, we disclose in the financial review for each product where shipments may be out of line with underlying prescription trends. We do not offer any incentives to encourage wholesaler speculative buying and attempt where possible to restrict shipments to underlying demand when such speculation occurs.

•	We offer cash discounts on prompt settlement of invoices and, once again, this is a particular feature in the US, although it is seen elsewhere. As noted above, we deduct cash discounts from revenue. Estimates of the likely uptake of cash discounts are made based on prior experience.

Income recognition criteria for non-product sales

•	Royalties are recognized on a time accrual basis unless there remains uncertainty over their collection, in which case recognition is deferred until such uncertainties are removed which is typically on cash receipt.

•	Revenue under research and development reimbursement contracts, where there is no obligation to repay such amounts, is recognized as the related costs are incurred and is recorded as a credit to research and development expenditure under UK GAAP.

•	Income associated with performance milestones is recognized based upon the occurrence of the event that triggers the milestone payment, as defined in the respective agreements, and is recorded as ‘other income’.

•	Other payments received, such as license fees, are assessed on a case by case basis taking into account the nature of the payment and the ongoing collaboration, if any, with the third party and any possible related continuing obligations. Depending on the nature of the arrangement, amounts received may be recognized immediately as a component of ‘other income’ or deferred over the development or other appropriate period.

The Group has to consider carefully whether income received in relation to the final three bullet points above, can be treated as earned or has to be deferred. Judgments can be difficult under both UK and US GAAP. This is particularly the case where there is a multiple element arrangement and/or Celltech retains certain obligations. Under US GAAP such arrangements are accounted for under the guidance of SAB101 and are deferred. Under UK GAAP, which is our primary GAAP, non-refundable license fee revenue is recognized when earned and when the Group has no future obligation pursuant to the license fee, in accordance with the terms of the relevant contract. Contracts are evaluated based upon their terms and the individual elements where appropriate are accounted for separately.

Research and Development

•	Research and development expenses include related salaries, contractor fees, building costs, utilities and allocations of appropriate administrative overheads. Research and development costs also include activities such as product registration and regulatory costs. All such costs are charged to research and development expenditure as incurred.

•	Stock of material for use in scheduled clinical trials is written off to investment in research and development upon use or at termination of the trial. Other stocks are stated at the lower of cost and net realizable value.

The Group has to make a key judgment as to when to write off trial material stock. The key considerations applied revolve around the stock’s scheduled utilization, possible alternative applications and potential realizable value from third parties. The Group considers its current policy to be most appropriate as costs are charged as utilization takes place rather than upon shipment by the third party of bulk orders. An alternative policy would be to write off such stock as acquired.

Intangibles

•	Intangible assets include acquired licenses, patents, platform technologies and marketing rights, where these relate to specific compounds, products or know-how which are being developed or used for commercial applications. Intangible assets acquired separately from a business are capitalized at cost. Intangible assets acquired as part of a business are capitalized separately where their value can be measured reliably; otherwise, they are treated as part of goodwill acquired with that business. Separately capitalized intangible assets are stated at cost less provision for amortization. Intangible assets in relation to licenses, patents and marketing rights are amortized over their estimated useful lives to match the sales of the related products or, where this is not readily identifiable, on a straight-line basis. The assessment of intangible asset lives is a matter of judgment. Estimated useful lives are reviewed annually and are generally presumed not to exceed 20 years. Platform technologies supporting the Group’s discovery research strategy are considered to have an indefinite life and consequently are subject to annual reviews and amortized as necessary if impairment is deemed to have taken place. The SLAM technology has been combined with the Group’s existing antibody technologies in order to expand the breadth of the antibody pipeline and extend the repertoire of drug targets. The technology is seen as core to Celltech’s research activities and will continue to benefit the Group for the foreseeable future, accordingly Celltech has rebutted the presumption that useful economic life should be no longer than 20 years as permitted by FRS 10, Goodwill and Intangible Assets, and considers its life to be indefinite. Accordingly, annual impairment tests are routinely performed.

•	During 2002 we acquired the rights to Dipentum® for £35.3 million. The Dipentum® asset is being amortized over 15 years, based on our estimate of its useful economic life. In estimating the useful life we have had regard to Dipentum’s® historically stable market position, market projections, barriers to entry and risk of generic products and substitutes.

Goodwill

•	Under UK GAAP goodwill represents the excess of consideration paid over the fair value of the net separable assets acquired at the date of acquisition. Goodwill arising after January 1, 1998 is capitalized and amortized over its useful economic life, normally not exceeding 20 years, on a straight-line basis. Prior to January 1, 1998 goodwill was written off directly to reserves and upon disposal would be charged to the profit and loss account.

•	Under US GAAP goodwill is tested for impairment on an annual basis, or more frequently if events or changes in circumstances, such as an adverse change in business climate, indicate that the goodwill or other intangible assets may be impaired. Impairment is recorded if the fair value of goodwill is less than its carrying amount. The fair value determination used in the impairment assessment requires estimates based on prices of comparable businesses, present value or other valuation techniques, or a combination thereof, necessitating management to make subjective judgments and assumptions.

As of December 31, 2002 our goodwill had a carrying amount of £392.8 million under UK GAAP.

Contingent Liabilities

•	The Group has future operating obligations including take or pay contracts. No account is made for such future obligations unless they are considered onerous, in which case provision is made for their estimated fair value.

•	The Group is involved in certain legal proceedings arising in the normal course of its business, as discussed in Note 29 of Notes to the Consolidated Financial Statements of Celltech. Provision is made in the accounts for all liabilities that might be reasonably expected to materialize from these claims.

•	Reserves made in our financial statements for such contingencies are a matter of judgment and we reach our conclusions having regard to contract terms, past experience and the opinions of our professional advisors.

Pensions

•	The Group operates contributory and non-contributory defined benefit and defined contribution pension schemes covering the majority of its employees. The scheme funds of the defined benefit plans are administered by trustees and are independent of the Group’s finances. Contributions are paid to the schemes in accordance with the recommendations of independent actuaries. The Group’s contributions are charged to the profit and loss account so as to spread the costs of pensions over employees’ working lives with the Group.

The charge for the year is dependent upon the advice we receive from our actuaries who advise us on acceptable key assumptions. The key weighted average assumptions for the schemes are set out in the table below:

	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000
Compensation increases	5.8%	4.2%	4.0%
Return on assets	6.6%	7.3%	7.4%
Discount rate	5.8%	6.1%	7.8%
Pensions increases	1.7%	1.8%	2.2%

If different assumptions were used, then our pensions charge for the defined benefit schemes would increase or decrease from the actual charge in 2002 of £4.0 million. However, given the level of the charge we would not expect any individual assumption changing within the acceptable actuarial range to result in a material increase in the charge.

Taxation

The Group has operations in tax jurisdictions in a number of places in Europe and the United States and is subject to audit in these jurisdictions. Tax audits by their nature are often complex and can require several years to resolve. Accruals for tax contingencies require management to make estimates and judgments with respect to the ultimate outcome of a tax audit. Actual results could vary from these estimates. Accruals for tax contingencies are included within our deferred tax liability provision and totalled £53.7 million as at December 31, 2002.

The Group evaluates the need for a deferred tax asset valuation allowance by assessing whether it is more likely than not that it will realize its deferred tax assets in the future. The assessment of whether or not a valuation allowance is required often requires significant judgment including the forecast of future taxable income and the evaluation of tax planning initiatives. Adjustments to the deferred tax valuation allowance are made to earnings in the period when such assessment is made.

Group Operating Structure. The Group has subsidiaries in eleven countries. The subsidiaries are listed in “Item 4—Information on the Company—Organizational Structure”. All subsidiaries owned as of December 31, 2002, are 100% owned and are therefore fully consolidated into the Group’s results. The Group has no shareholdings in quasi-subsidiaries or special purpose entities. Furthermore, the Group has not entered into any relationship or arrangement with any unconsolidated entity that is reasonably likely to materially affect liquidity, the availability of capital resources, or requirements for capital resources. We are currently in the process of acquiring through a cash offer the entire issued and to be issued share capital of OGS. We anticipate that we will have 100% shareholding by mid-July 2003.

Financial Commitments and Contingent Liabilities. Financial commitments payable within one year are set out below:

	December 31, 2002	December 31, 2001
	(£ million)
Contracts placed for capital expenditure not provided in the accounts	1.2	1.8

Operating lease payments payable within one year of the balance sheet date were in respect of leases expiring:
Within one year	0.1	0.4
Between one and five years	2.4	2.1
After five years	5.0	4.4

Total operating lease payments	7.5	6.9

Total commitments payable within one year	8.7	8.7

The total future minimum financial commitments, not already reflected in the consolidated balance sheet for the Group as at December 31, 2002, were as follows:

	Operating leases	Manufacturing Capacity	Capital Expenditure	Total
	(£ million)
Payable in the year ending December 31:
2003	7.5	12.2	1.2	20.9
2004	7.3	12.6	—	19.9
2005	7.0	7.2	—	14.2
2006	7.0	5.4	—	12.4
2007	6.8	5.4	—	12.2
Thereafter	54.4	16.2	—	70.6

Total future minimum operating lease payments	90.0	59.0	1.2	150.2

Operating lease commitments are mainly in respect of leases of land and buildings.

Celltech has contracted with Biochemie GmbH, a subsidiary of Novartis, as a long-term source for the manufacture of its microbially produced antibody products, including CDP 870, for the period beginning January 1, 2004 and ending December 31, 2010. Celltech has potential minimum take or pay obligations under this agreement of approximately £38 million. Celltech also had as of December 31, 2002 potential minimum commitments of £21 million payable to Lonza Biologics plc pursuant to a commercial supply agreement.

Excluded from the table is our defined benefit pension scheme deficit, calculated on a FRS 17 basis, of £20.2 million as at December 31, 2002. Whilst the Group will make good any short fall in the schemes over the long term, the actual value of the deficit will vary considerably from period to period as equity values change and actuarial assumptions are amended. Consequently, we do not believe that a meaningful minimum obligation can be presented.

Additionally, the Group has $50 million in the form of senior loan notes reflected within creditors due within one year. These unsecured notes are held by US qualified institutional investors and carry a fixed coupon rate of 6.51%. The loan notes are repayable in full in December 2003.

In the normal course of business the Group has provided guarantees to third parties, and on these, no material losses are currently anticipated.

The Group believes that its existing funds and cash generated from operations are adequate to satisfy its working capital and capital expenditure requirements for the foreseeable future.

New accounting standards. Statement of Financial Accounting Standards SFAS No. 141 ‘Business Combinations’ and SFAS No. 142 ‘ Goodwill and Other Intangible Assets’ were issued in July 2001 and are effective for accounting periods commencing on or after December 15, 2001. Under SFAS No. 141, all business combinations initiated after June 30, 2001 must be accounted for using the purchase method. The pooling of interest method is no longer permitted. Intangible assets arising on acquisitions are required to be amortized to residual values over their estimated useful lives unless they are regarded as having indefinite useful lives, in which case they are tested annually for impairment. Goodwill, arising on a combination of business, is tested for impairment annually in lieu of amortization. SFAS No. 142 requires that goodwill and intangible assets acquired prior to July 1, 2001 should continue to be amortized and tested for impairment until the adoption of the standard. Upon adoption of SFAS No. 142 an impairment test must be carried out on goodwill and all intangible assets with indefinite useful lives. Any impairment loss identified on the date of adoption of SFAS No. 142 should be accounted for as a cumulative effect of a change in accounting principle. At the same time, the estimated useful lives of amortized intangible assets must be reviewed.

Adoption of these new accounting standards has resulted in an estimated increase in net income of £79.3 million. Initial adoption of SFAS No. 142 did not result in an impairment charge, nor was there any impairment at the subsequent annual test. Had goodwill not been amortized in 2001, our net loss would have reduced from £85.8 million to £12.3 million (2000: loss £177.2 million to £109.5 million) with a corresponding decrease in basic and diluted loss per share from 31.3 pence to 4.5 pence (2000: loss 67.4 pence to 41.7 pence). No changes were made to estimated useful lives of intangible assets.

Based on the intangible assets we held as at December 31, 2002, we expect that the amortization charge for each of the next five years under US GAAP will be approximately £29.7 million.

SFAS No. 144, ‘Accounting for the Impairment or Disposal of Long-Lived Assets’ addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121 ‘Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of’ and the accounting reporting provisions of APB Opinion No. 30 ‘Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions’ for the disposal of a segment of a business. It is effective for accounting periods beginning on or after December 15, 2001. The adoption of SFAS No. 144 did not have a material effect on our financial statements. However, during 2002 our US marketing partner for Chirocaine, Purdue Pharma, gave notice that it no longer intended to continue as our partner. To date no alternative marketing partner has been found.

Chirocaine was originally capitalized as an intangible product right for £51.5 million based on a valuation undertaken as part of the 1999 Chiroscience acquisition. Chirocaine is being amortized over 10 years and the accumulated charge at January 1, 2002 was £12.5 million. A further amortization charge of £5.2 million was recorded during 2002 but because of the impairment event noted above a further write-down of £23.8 million was required. This leaves a remaining value for Chirocaine of £10 million which is supported by our European rights to the product. No change has been made to the estimated useful life. The amortization, impairment and the intangible are all recorded in the R&D segment.

In November 2002, the Financial Accounting Standards Board (FASB) issued Interpretation No. 45 (FIN 45), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of the Indebtedness of Others, which clarifies the requirements of SFAS No. 5, ‘Accounting for Contingencies’, relating to a guarantor’s accounting for and disclosures of certain guarantees issued. FIN 45 requires enhanced disclosures for certain guarantees. It also requires certain guarantees that are issued or modified after December 31, 2002, including certain third-party guarantees, to be initially recorded on the balance sheet at fair value. For guarantees issued on or before December 31, 2002, liabilities are recorded when and if payments become probable and estimable. The financial statement recognition provisions are effective prospectively, and Celltech cannot reasonably estimate the impact of adopting FIN 45 until guarantees are issued or modified in future periods, at which time their results will be initially reported in the financial statements.

New accounting standards not yet adopted. The following information with respect to new US accounting pronouncements which have not yet been adopted by the Group is provided in accordance with SEC Staff Accounting Bulletin 74.

SFAS No. 143 ‘Accounting for Asset Retirement Obligation’ addresses the accounting and reporting parameters for obligations associated with the retirement of long-lived assets and the associated asset retirement costs. It is effective for accounting periods beginning on or after June 15, 2002. Celltech is evaluating the impact of SFAS No. 143 on its financial position or results of operations.

SFAS No. 146 ‘Accounting for Costs Associated with Exit or Disposal Activities’, issued on July 30, 2002, requires costs associated with exit or disposal activities to be recognized when the costs are incurred rather than at the date of commitment to an exit or disposal plan. The provisions are effective for disposals initiated after December 31, 2002 and restatement of prior periods is not required. As SFAS No. 146 may apply to future activities which are not currently envisaged it is not possible to assess the impact of SFAS No. 146.

SFAS No. 148 ‘Accounting for Stock Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123’ permits two additional transition methods for entities that adopt the fair value based method of accounting for stock-based employee compensation. The Statement also requires new disclosures about the ramp-up effect of stock-based employee compensation on reported results and that those effects be disclosed more prominently by specifying the form, content and location of those disclosures. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. Celltech has not yet determined whether it will adopt the transition provisions of SFAS No. 148.

On April 30, 2003, the FASB issued SFAS Statement No. 149, ‘Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, to address decisions reached by the Derivatives Implementation Group, developments in other FASB projects that address financial instruments, and implementation issues related to the definition of a derivative. SFAS No. 149 has various effective date provisions and Celltech is currently considering its potential effect on its financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46), which interprets Accounting Research Bulletin (ARB) No. 51, Consolidated Financial Statements. FIN 46 clarifies the application of ARB No. 51 with respect to the consolidation of certain entities (variable interest entities—“VIE’s”) to which the usual condition for consolidation described in ARB No. 51 does not apply because the controlling financial interest in VIE’s may be achieved through arrangements that do not involve voting interests. In addition, FIN 46 requires the primary beneficiary of VIE’s and the holder of a significant variable interest in VIE’s to disclose certain information relating to its involvement with VIE’s. The provisions of FIN 46 apply immediately to VIE’s created after January 31, 2003, and to VIE’s in which an enterprise obtains an interest after that date. FIN 46 applies in the first fiscal year beginning after June 15, 2003, to VIE’s in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Group is currently evaluating the impact the adoption of FIN 46 will have on its financial statements.

On May 15, 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, which requires issuers to classify as liabilities (or assets in some circumstances) three classes of freestanding financial instruments that embody obligations of the issuer. SFAS No. 150 is generally effective for instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. Celltech is evaluating the impact of SFAS No. 150 on its financial position or results of operations.

In November 2002, the Emerging Issues Task-Force issued its consensus on EITF 00-21, Revenue Arrangements with Multiple Deliverables (“EITF 00-21”), on an approach to determining whether an entity should divide an arrangement with multiple deliverables into separate units of accounting. According to EITF 00-21, in an arrangement with multiple deliverables, the delivered item(s) should be considered separate units of accounting if all of the following criteria are met: (1) the delivered item(s) has value to the customer on a stand alone basis, (2) there is objective and reliable evidence of the fair value of the undelivered item(s) and (3) the arrangement includes a general right of return or delivery, or the performance of the undelivered item(s) is considered probable and substantially in the control of the vendor. If all the conditions above are met and there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration should be allocated to the separate units of accounting based on their relative fair values. However, there may be cases in which there is objective and reliable evidence of the fair value(s) of the undelivered item(s) in an arrangement but no such evidence for one or more of the delivered items. In those cases, the residual method should be used to allocate the arrangement consideration. The guidance in EITF 00-21 is effective for revenue arrangements entered into in the fiscal year beginning after June 15, 2003. Alternatively, entities may elect to report the change in accounting as a cumulative-effect adjustment in accordance with Opinion 20. If so elected, disclosure should be made in periods subsequent to the date of initial application of this consensus of the amount of recognized revenue that was included in the cumulative effect adjustment. The Group is currently evaluating the impact the adoption of EITF 00-21 will have on its financial statements.

Under UK GAAP the Group has adopted FRS 17, Retirement Benefits, only to the extent of the mandated requirements. Full adoption is not required until the year ended December 31, 2005. Had we adopted FRS 17 this year we would have reported additional liabilities in connection with pensions of £18.4 million. The charge to the profit and loss account would have been £1.4 million compared with the £4.0 million actually recorded for these schemes.

Under current European proposals, we will be required to adopt International Financial Reporting Standards (IFRSs) and International Accounting Standards (IASs) in the preparation of our financial statements from 2005 onwards. The transitional arrangements for implementation of IFRSs and IASs have not been finalized by the regulatory bodies.

Other Factors. Our operating results are affected by a number of factors, the most important of which is competition from manufacturers of generic and patented products. Our business continued to be affected by competition and pressure to contain health care expenditure in a number of countries, particularly in the United States (our largest market), as governments and other bodies increasingly seek to control costs.

In common with all pharmaceutical companies, our sales and income are dependent on the maintenance of the approved regulatory status of our products. In common with many pharmaceutical companies, our results are strongly influenced by sales of a relatively small number of products, in particular Tussionex®, methylphenidate, and Zaroxolyn® and by royalty streams from sales of products manufactured and marketed by other companies. Interruption in the supply of key raw materials or withdrawal of the regulatory approval of any of these products could materially adversely affect our future results.

Additionally, the reported operating income of our business in pounds sterling can be significantly affected by movements in exchange rates as significant but differing proportions of revenues, costs, assets and liabilities are denominated in currencies other than pounds sterling. Movements of the pound against the US dollar have the most effect, with appreciation of the pound against the US dollar having an adverse impact on reported results. We do not currently hedge against the effect of exchange rate differences resulting from the translation of foreign currency denominated assets and earnings. We will, however, from time to time hedge against currency fluctuations in connection with major transactions denominated other than in pounds sterling and buy against or sell forward forecast foreign currency deficits or surpluses.

We believe that we maintain sufficient product liability insurance or have made adequate alternative arrangements to cover product liability claims. See “ Item 5—Operating and Financial Review and Prospects—Operating Results—Year ended December 31, 2002 compared with year ended December 31, 2001—Continuing Operations—Gross Margin.” Nonetheless, it is possible that costs and damages in excess of the amount insured could occur, particularly should there arise significant adverse developments in the litigation involving Ionamin®. See “Item 8—Financial Information—Litigation”. Such a development could have a material adverse effect on our future profits. With respect to the actions brought against us relating to our methylphenidate products sold from and after September 20, 2001, we self-insure for the first £10 million of liability, have made alternative financing arrangements that provide an additional £40 million of financing for the next £40 million layer (this layer is thus still self insured albeit with available financing) and have insurance coverage for liability in respect of the £50 million to £150 million layer, thereafter we once again self-insure. During 2002 we have set aside an amount of £7.2 million, which is included within liquid resources, in respect of the alternative financing arrangements for methlyphenidate. Of this amount £2.7 million is an insurance deposit, which will be returned to the Group with interest unless used to meet expenses of methlyphenidate claims. The balance of £4.5 million is invested in a segregated fund and is managed by one of the Group’s fund managers. No methylphenidate claims have been received since September 20, 2001. We have also established our own captive reinsurance company to assist in the management of the methylphenidate related and certain other insurances.

A.	Operating Results

Year ended December 31, 2002 compared with year ended December 31, 2001

Overview

The consolidated financial results of Celltech for the year ended December 31, 2002 reflect a full year of ownership of Thiemann. The consolidated financial results of Celltech for the year ended December 31, 2001 reflect a full year of ownership of the Medeva operations and three months of ownership of Thiemann. These consolidated historical financial statements reflect total revenues of £329.6 million in 2002 compared with £303.1 million in the year ended December 31, 2001.

Turnover comprised £252.9 million (2001: £241.7 million) of product sales and £76.7 million (2001: £61.4 million) of royalty income.

Continuing operations

Results for the year ended December 31, 2002 are presented below along with an analysis of the year ended December 31, 2001.

	Year ended December 31, 2002	Year ended December 31, 2001
	(£ million)
Turnover	329.6	303.1
Cost of sales	(94.7)	(83.5)

Gross profit	234.9	219.6
Gross margin	71%	72%
Investment in research and development	(95.7)	(90.7)
Selling, marketing and distribution	(71.5)	(78.6)
Administrative expenses	(120.5)	(125.3)
Other income	8.1	18.8

Operating loss	(44.7)	(56.2)

Turnover

Turnover increased by £26.5 million. The increase was attributable to a number of factors, the most significant of which are set out below:

•	Growth in our royalty income. Our royalty income grew to £76.7 million from the £61.4 million achieved in 2001. The key component of this growth has been our antibody engineering (formerly Boss patent) royalty stream which grew to £53.1 million from the £37.1 million achieved for the year ended December 31, 2001. This was due to the continued growth of the underlying antibody products, particularly Remicade™. We anticipate a modest decline for our current royalty stream during 2003 due in part to reduced royalty rates on the antibody engineering products. The settlement of the Boss dispute with Genentech will continue to result in a gradual decline of our US antibody engineering royalty rates until the original scheduled expiration of the Boss patent in March 2006.

•	The acquisition of Thiemann on October 1, 2001. The German operation contributed £25.1 million for the year ended December 31, 2002 compared to £6.6 million for the year ended December 31, 2001. It is anticipated that sales of current products in Germany will modestly decline during 2003 due to recent government enforced price reductions.

•	Launch of Dipentum®. Since its launch by the Group in late summer, 2002, Dipentum® has generated sales of £4.6 million to December 31, 2002. We anticipate strong growth of this product during 2003 as we will have a full year of sales through the support of a new specialist gastrointestinal sales force and from promotional support including the re-launch of the product in the US in January 2003.

•

Sales grown from Tussionex® and Delsym®. Tussionex® grew to £71.3 million from £64.1 million in 2001. This reflected prescription growth of 4% and price increases. The level of month’s stock held by wholesalers has fallen compared with 2001, a trend which we expect to continue over the next two to three years. We anticipate sales to be flat in 2003.

Delsym®, the only over the counter extended anti-tussive, responded strongly to the launch of a new bottle size with sales increasing to £14.3 million from £9.9 million. We anticipate that the launch of another Delsym® line extension in 2003 will drive further growth this year.

•	Our attention deficit/hyperactivity disorder franchise achieved modest growth. Our franchise consists of branded Metadate® CD and the generic methylphenidate range. Together the franchise achieved sales of £30.6 million compared with the £29.0 million achieved during 2001. Metadate® CD continues to maintain a share of approximately 9% of the once daily methlyphenidate market and achieved sales for the year of £18.0 million (2001: £8.6 million). Due to the increasingly competitive nature of the ADHD market we have substantially reduced our sales force and promotional activity directed to Metadate® CD. However, during the year we also announced positive results from a head to head study against the current market leader in the once daily methlyphenidate segment. The study was designed to confirm that the pharmacokinetic profile of Metadate® CD translates into improved clinical control during the school day. The positive results from this study have been submitted for publication in a peer review journal during 2003. We also intend to introduce two new dosage strengths for Metadate® CD during 2003. It is therefore anticipated that despite the significant reduction in promotional activity around Metadate® CD, revenue will only modestly decrease over the next year. Prescriptions of all types of generic methlyphenidate continued to decline during 2002, as anticipated, due to the continued switching by physicians to newer once daily formulations, with sales of our product range decreasing to £12.6 million from £20.4 million. We anticipate that this decline will continue into 2003 although at a much reduced level.

The sales growth noted above was partially off-set by a number of products which declined or were discontinued during 2002 as noted below:

•	Discontinued products and disposals. During 2002 we discontinued manufacturing some low margin third party packaging, discontinued or disposed of under performing products and experienced a sales decline as a result of our disposal during 2001 of our Belgian fine chemical business and French ‘over the counter’ products. The total sales decline attributable to discontinued or disposed of lines is approximately £7.0 million.

•	Sales decline in Semprex®-D. During 2002, we stopped promoting Semprex-D, partly in response to changes in the US prescription antihistamine market arising from the introduction of generic competitors by the market leader and its switch to OTC status. Consequently, we determined that Semprex®-D was no longer a key product and have stopped promoting it. Sales fell to £2.6 million from the £6.7 million achieved in 2001. We anticipate a more modest decline in sales of Semprex®-D during 2003.

•	Sales decline in Zaroxolyn®. Zaroxolyn® sales fell by £1.8 million to £28.5 million during the year. The product maintained prescription levels but sales fell due to a reduction in wholesale inventory levels. We anticipate modest growth for Zaroxolyn® during 2003.

The remaining decrease is due to declines in our less promoted US and European products, a trend which is likely to continue.

Nonetheless, overall we anticipate a modest increase during 2003 in turnover levels from those achieved in 2002.

Gross Margin

The gross margin, under UK GAAP, has remained steady for the year at 71% compared with 72% in 2001. The margin, whilst basically flat, has been impacted by certain key factors which are set out below:

•	The increasing percentage of our revenues from royalties, which tend to have considerably higher margins than product sales.

•	Increased higher margin product sales such as Tussionex® and a reduction of lower margin activities such as contract manufacturing and non-promoted products.

•	Increased insurance costs, which offset the positive effects described above on our gross margin. Insurance charges, predominantly included in cost of sales, increased by approximately £5.0 million from the equivalent period last year. Premiums in the insurance year to September 2002 increased by 57% to £6.1 million, and would have been considerably higher without our three-year agreement for certain layers of product liability insurance. We estimate that this agreement will have saved Celltech some £4.0 million of premiums for each of the years 2002 and 2003. As a response to the tighter insurance market, and in anticipation of significant further increases in liability premiums in 2003/4, Celltech has formed a subsidiary captive insurance company to underwrite certain areas of risk. Initially the covered risks will include only product liability risks. From September 2003, however, this captive insurance company may underwrite broader liability risks along with a proposed direct writing captive, thereby allowing Celltech to reduce the level of premiums paid to external insurers. A charge of £2.9 million has been recorded in the year, with a further charge likely to be required in 2003 to reflect the risks to be underwritten by this captive insurance company.

Our US GAAP margin is 74% in the current year compared to 72% in 2001. The higher margin in the current year is primarily the result of recognizing unrealized exchange gains which do not qualify for hedge accounting under SFAS No. 133. The increase in the US gross margin as a result of this is £6.9 million.

Research and development

Investment in research and development was £95.7 million in 2002 compared with £90.7 million in 2001. This increase reflects the expansion of Celltech’s discovery capability and development pipeline. The 2002 figure for research and development is net of £3.7 million credited to expenditure on CDP 870 as a result of funding from Pfizer; the 2001 figure is net of £8.4 million of such funding.

During 2003 we expect to see an increase in R&D expenditure for two primary reasons. First, we expect to incur Phase III trial costs of CDP 870 in the Crohn’s indication in excess of the £5.4 million of upfront funding received from Pfizer remaining for such trial costs. Second, our arrangements with Pfizer require us to co-fund the development of CDP 870 in the rheumatoid arthritis indication above an agreed threshold, which was triggered earlier this year.

Under US GAAP, to the extent any credit is taken for the funding from Pfizer, it is credited to ‘other income’ rather than to research and development costs.

For a more detailed description of our research activities on a project by project basis see “Item 4—Information on the Company—Business Overview—Research Collaborations”.

Selling, marketing and distribution expenses

Selling, marketing and distribution expenses were £71.5 million compared with £78.6 million in 2001.

The reduction in this expenditure is attributable to the reduction, announced in July 2002, of our US primary sales force from 350 to 170 representatives, which will generate annualized savings of approximately £12 million. However, we continue to build our specialist gastrointestinal commercialization capabilities ahead of the launch of pipeline products. In the US for example we created a new gastrointestinal sales force, initially 30 representatives, with an annualized cost of approximately £3 million, towards the end of the year. In the first quarter of 2003 we similarly restructured our UK sales force from primary care to specialist focus. As a result of these measures we anticipate that there will be a further reduction in sales, marketing and distribution costs during 2003.

General and administrative costs

General and administrative costs were £120.5 million in 2002 compared with £125.3 million in 2001. The table below shows the breakdown of total general and administrative costs:

	Year ended December 31, 2002	Year ended December 31, 2001
	(£ million)
Corporate and general administration	26.8	24.9
Restructuring costs	—	7.8
Goodwill amortization	93.7	92.6

	120.5	125.3

The corporate and general administration charge of £26.8 million includes a full year charge from Thiemann of £3.6 million compared with a three-month charge incurred in 2001 of £0.7 million. We believe that we will continue to control such overheads, however a modest increase is anticipated for 2003.

The restructuring costs during 2001 were predominantly undertaken in relation to the US business. There were no restructuring costs incurred during 2002. For 2003 we will incur restructuring costs in relation to the refocusing of the UK and European sales forces, and the closure of our Santa Ana facility, which will result in a charge of approximately £5.0 million. Further restructuring costs maybe incurred in relation to acquisitions or to facilitate disposals. In addition we continue to review the performance of our existing operations and we may announce further reorganizations or re-alignment of our operations during 2003.

We plan to undertake a rapid integration of OGS which is expected to be substantially complete in the second half of 2003. Our integration plans are being formulated but we have already identified certain businesses which will be held for immediate disposal. We are in the process of assessing OGS’s oncology pipeline. We anticipate that the financial impact, excluding any one-time integration provisions, will be met from our existing research and development budget.

The current year goodwill charge of £93.7 million reflects a full year ownership of Medeva, Thiemann and Cistron. The 2001 year goodwill charge of £92.6 million reflected a full year ownership of Medeva, a full year’s ownership of Cistron and a three month charge in respect of Thiemann. We do not anticipate that any material goodwill charge will result from the OGS acquisition.

Under US GAAP, goodwill and intangible amortization for 2002 was £nil and £31.1 million (2001: £73.6 million and £33.6 million).

Other Income

Other income decreased to £8.1 million in 2002 from £18.8 million in 2001. Other income tends to fluctuate considerably year to year as a result of the nature of the collaborations with partners and the timing of milestones.

Celltech received milestone payments of £8.1 million during 2002, including a $10 million (£6.4 million) payment from Pfizer upon initiation of Phase III studies for CDP 870. In 2001 Celltech received £18.8 million, including a £17.5 million initial CDP 870 collaboration payment from Pfizer.

For US GAAP the up front payments received from Pfizer along with milestone receipts are being accounted for under the provisions of SAB 101 and are being deferred primarily due to the multiple element nature of our collaboration arrangement with Pfizer and our research and development funding obligation referred to above.

Interest

Interest income in 2002 was £1.4 million compared with £3.6 million in 2001. The decrease was primarily attributable to lower interest rates on cash balances during the period, particularly in the US, in addition to a lower average cash balance.

Celltech holds £31 million in convertible loan stock issued by PowderJect to Celltech as part of the consideration for the disposal of our vaccines business. Interest is being accrued on the notes at 7% per annum. However, the income received on this is offset by the interest we pay on our $50 million private placement loan which incurs an interest rate of 6.51%. The table below illustrates the interest income profile of the Group:

	Year ended December 31, 2002	Year ended December 31, 2001
	(£ million)
Bank interest receivable	1.5	4.0
Interest on PowderJect convertible loan note receivable	2.2	2.1

	3.7	6.1
Interest payable on $50 million senior debt	(2.2)	(2.3)
Interest paid on finance leases	(0.1)	(0.2)

Net interest	1.4	3.6

Taxation and Post-Tax Profit

The tax charge for 2002 was £2.5 million compared with a tax charge of £2.9 million in 2001. Excluding the impact of deferred tax credits on acquired goodwill, the underlying tax charge in 2002 was £7.6 million compared with £8.1 million in 2001. The effective underlying tax rate decreased from 17% to 15%. Due to the availability of operating losses carried forward, it is expected that a tax rate of not more than 20% should be sustained for the next three years, based upon the current fiscal environment in the US and UK. The loss after tax was £45.8 million compared to a loss of £55.5 million in 2001. The weighted average number of shares was 275.4 million (2001: 274.5 million). No dividends were paid.

Year ended December 31, 2001 compared with year ended December 31, 2000

Overview

The consolidated financial results of Celltech for the year ended December 31, 2001 reflect a full year of ownership of the Medeva operations and three months of ownership of Thiemann. The results for the year ended December 31, 2000 incorporate the results of Medeva from the date of acquisition: January 26, 2000. As a result the comparison year reflects only 11 months of Medeva ownership and has no contribution from Thiemann. These consolidated historical financial statements reveal that we generated total revenues of £303.1 million compared with £235.5 million in the year ended December 31, 2000.

Continuing Operations

Results for the year ended December 31, 2001 are presented below along with an analysis of the year ended December 31, 2000.

	Year ended December 31, 2001	Year ended December 31, 2000
	(£ million)
Turnover	303.1	235.5
Cost of sales	(83.5)	(69.7)

Gross profit	219.6	165.8
Investment in research and development	(90.7)	(74.8)
Selling, marketing and distribution	(78.6)	(46.8)
Administrative expenses	125.3	(476.0)
Other income	18.8	4.6

Operating loss	(56.2)	(427.2)

Turnover

Turnover increased by £67.6 million. The increase was attributable to a number of factors, which are set out below:

•	The full year inclusion of the former Medeva business in 2001 compared to only 11 months included in the year ended December 31, 2000. This is responsible for some of the growth in Tussionex® and Zaroxolyn® referred to below.

•	The stronger US dollar to pounds sterling exchange rate. The average US dollar to pounds sterling rate during 2001 was 1.44 compared to 1.52 during 2000. Once again, this explains in part the strong performance in sterling terms of the Tussionex® and Zaroxolyn® revenue streams referred to below.

•	Strong performances from Tussionex® and Zaroxolyn®. Tussionex® revenues increased from £40.7 million in 2000 to £64.1 million in 2001. In addition to the factors discussed in the bullet points above, during the latter part of 1999 Medeva (prior to its acquisition by Celltech) experienced production problems with Tussionex® that resulted in its inability to fully meet customer demand. Production was successfully resumed in late 1999 and customer back orders were eliminated during 2000 and 2001, resulting in the return to more historic levels of wholesaler inventory (“pipeline”) by the end of 2001. This catch-up in back orders together with strong scrip growth and price increases drove the higher level of Tussionex® sales in 2001. Zaroxolyn revenues increased by £20.7 million in 2000 to £30.3 million in 2001. In addition to the factors discussed in the first two bullet points above, this increase was also due to underlying prescription growth of 5%, price increases and a restoration of the pipeline to historic levels by the end of 2001.

•	Strong performance from the royalty stream which increased from £37.7 million in 2000 to £61.4 million in 2001. The main contributor to this growth was the Boss technology which generated royalties of £37.1 million compared to £21.2 million for the year ended December 31, 2000. This was due to the continued growth of the underlying antibody products and particularly Remicade™. Strong growth was also achieved by the former Medeva royalty streams of Asacol® and Pertactin (69Kd).

•	The acquisition of Thiemann on October 1, 2001. This contributed £6.6 million for the year ended December 31, 2001.

Gross Margin

The cost of sales in 2001 as a percentage of turnover in 2001 is 28% whilst in 2000 it was 30%. The gross profit margin has accordingly increased in 2001 to 72% whereas it was 70% in 2000.

The reasons for the increase in the gross margin between the two years are set out below:

•	The increased percentage of product sales attributable to Tussionex® and Zaroxolyn®, which both have higher margins than the Group’s average portfolio of products.

•	The increased percentage of our sales derived from royalties as compared with product sales. Royalties increased as a percentage of total sales to 20% from 16% in 2000 and have a higher average margin than product sales.

•	The launch of Metadate® CD during 2001 which has started to replace our lower margin generic methylphenidate franchise.

Under US GAAP our cost of sales margin in 2001 was 28% reduced from 40% in 2000. In addition to the above mentioned reasons for the increase in the gross margin between 2000 and 2001, under US GAAP, inventory acquired as part of the Medeva acquisition in January 2000 was valued at selling price less an allowance for selling costs, thereby reducing the subsequent margin on its sale in 2000. The total uplift made for the inventory acquired on acquisition under US GAAP was £24.2 million. Sales of Medeva products in 2001 realized the full margin.

Research and development

Investment in research and development was £90.7 million compared with £74.8 million which continues to reflect the expansion and progress of Celltech’s discovery capability and development pipeline. The 2001 figure for research and development is net of £8.4 million credited to expenditure on CDP 870 as a result of funding from Pfizer.

Selling, marketing and distribution expenses

Selling, marketing and distribution expenses were £78.6 million compared with £46.8 million in 2000. This reflects the full year impact of the Medeva acquisition and the expansion of the US sales force from around 180 at the start of 2001 to around 400 by the year end, as well as promotional activities around the launch of Metadate® CD.

General and administrative costs

The table below shows the breakdown of total general and administrative costs:

	Year ended December 31, 2001	Year ended December 31, 2000
	(£ million)
Corporate and general administration	24.9	24.2
Restructuring costs	7.8	19.2
Goodwill amortization	92.6	78.7
Goodwill impairment	—	353.9

	125.3	451.8

The 2001 goodwill charge of £92.6 million reflects a full year ownership of Medeva, a full year’s ownership of Cistron and a three month charge in respect of Thiemann. A full year charge in respect of all the above acquisitions would be £93.8 million. The amortization in 2000 of £78.7 million reflected only 11 months charge in respect of original Medeva goodwill and one month’s charge in respect of Cistron goodwill.

The restructuring charge in 2001 was undertaken primarily to restructure the US business. The 2000 charge was in respect of integration of the Medeva and Celltech operations.

The goodwill impairment charge in 2000 was a result of the sharp increase in the price of Celltech ordinary shares between the date on which the merger was announced and the date on which the merger was finalized. Celltech’s board of directors did not consider that the value of the Medeva business increased by a significant amount during this period and consequently recorded a one time impairment charge.

Other Income

Other income increased to £18.8 million from £4.6 million in 2000. Other income tends to fluctuate considerably year on year as a result of the nature of the collaborations with partners and the timing of milestones. The 2001 income includes £17.5 million ($25 million) of the $50 million initial payment received from Pfizer. The income recognized is in relation to the non-refundable, non-creditable signature payment for the license. The remaining $25 million has been treated as a research and development prepayment.

Interest

Interest income in 2001 was £3.6 million compared with £1.6 million in 2000. The increase was primarily attributable to interest earned from the PowderJect loan notes which increased to £2.1 million compared with £0.4 million in 2000. The increase is due to a full year’s ownership of the £25 million note compared with three months in 2000 and the issue during 2001 of a new £6 million note. The notes were issued by PowderJect to Celltech as part of the consideration for the disposal of the vaccines business. Interest is being accrued on the notes at 7% per annum.

Taxation and Post-Tax Profit

The tax charge for 2001 was £2.9 million compared with a credit of £1.1 million in 2000. Excluding the impact of deferred tax credits on acquired goodwill, the underlying tax charge in 2001 was £8.1 million compared with £3.9 million in 2000. The effective underlying tax rate increased from 15% to 17%. Due to the availability of operating losses carried forward, it was expected that a tax rate of not more than 20% should be sustained for the succeeding three-years, based upon the then current fiscal environment in the US and UK. The loss after tax was £55.5 million compared to a loss of £424.5 million in 2000. The weighted average number of shares was 274.5 million (2000: 262.8 million). No dividends were paid.

B.	Liquidity and Capital Resources

Celltech’s cash and liquid resources are managed externally by two liquidity fund managers, in accordance with strict investment guidelines. These guidelines are designed to safeguard the capital invested.

Our investment portfolio consists of cash, short-term bank deposits and fully negotiable, highly liquid investments with original maturities at the date of purchase of up to 12 months. In addition, we renewed our three-year unsecured syndicated multi-currency medium-term revolving credit facility, now due to expire in December 2005 and reduced the amount of the facility available to £65 million (2001: £80 million). The interest rate on any borrowing is 0.75% above London Interbank Offer Rate, or LIBOR. As at December 31, 2002, there were no outstanding borrowings under the facility. On June 19, 2003 the outstanding borrowing on this facility was £43.5 million. The financial covenants governing the £65 million unsecured revolving credit facility are (1) the ratio of EBITDA to Net Interest Payable is not, at the end of each Ratio Period, less than 6 to 1; (2) the ratio of Net Debt to EBITDA is not, at the end of each Ratio Period, more than 3 to 1; and (3) Shareholders’ Funds are not at any time less that £350 million. The Group currently has no reason to believe that it will not be able to meet the requirements of these covenants.

RBS Plc also provides us with an unsecured overdraft facility of £20 million gross, and £10 million net, and HSBC provides us with an unsecured overdraft facility of £1 million. Celltech also has outstanding a $50 million, 6.51% five-year loan note, repayable December 2003, and plans to review whether to refinance this facility prior to its maturity.

Our total capital expenditures for 2003 are expected to be approximately £20.3 million. We anticipate funding our capital expenditure requirements from internal sources.

During the year ended December 31, 2002, there were no adverse effects arising from financial guarantees, violations of debt covenants, adverse changes in performance of credit indicators, changes in access to financing or operationally essential transactions, nor changes in factors related to financing, guarantees or commitments to third parties.

Cashflow, Net Assets and Funding, 2002

Cash and liquid resources net of finance leases and the senior loan notes at December 31, 2002 were £72.2 million, compared with £53.1 million at December 31, 2001, representing an increase of £19.1 million.

Major cash outflows during the period included payments for intangible assets of £16.1 million (primarily rights to Dipentum® for £14.7 million).

Our total operating loss of £44.7 million included charges for goodwill and intangibles amortization of £94.7 million and depreciation of £13.3 million. In addition there was expenditure of £5.2 in the year million on restructuring costs. The actual funds generated by operations before working capital movements were £58.1 million (2001: £49.9 million).

Working capital increased by £8.7 million due primarily to a decrease in trade creditor balances. The net cash inflow from operations was therefore £49.4 million.

Capital expenditure during the year was £11.8 million with the bulk of the expenditure taking place in the UK and US operations of the Group.

The interest inflow was £0.2 million. Interest inflow is lower than the interest actually earned in the period because the PowderJect loan notes accrue interest at 7% per annum but actually pay only 4% per annum in cash until maturity.

Funds available to shareholders amounted to £564.4 million at December 31, 2002 in comparison to £619.2 million at December 31, 2001 representing a decrease of £58.4 million, due primarily to the net loss in the period.

Cashflow, Net Assets and Funding, 2001

Cash and liquid resources, net of finance leases and the senior loan notes at December 31, 2001, were £53.1 million, compared with £38.6 million at December 31, 2000, representing an increase of £14.5 million.

Major cash outflows during the period included the acquisition of the Thiemann business for £26.2 million with an additional £5.4 million expended in order to repay a third-party loan inherited with the business. The Group also acquired SLAM, from Abgenix for £11.8 million and made an equity investment in Neogenesis for £7 million. Major cash inflows included a taxation refund of £13 million, proceeds from the disposal of equity investments of £11.5 million, proceeds received for businesses held for disposal of £15.3 million and net proceeds from the European asset sales (Belgian fine chemical business and French ‘over the counter’ products) of £3 million.

Our total operating loss of £56.2 million included charges for goodwill amortization of £92.6 million and depreciation of £12.6 million. In addition there was expenditure in the year of £6.9 million on restructuring costs. The actual funds generated by operations were £49.9 million. Working capital increased by £11.2 million due primarily to a large increase in trade debtors caused by sales in advance of announced price increases which became effective from January 2002. The net cash inflow from operations was therefore £38.7 million.

Capital expenditure during the year was £16.1 million with the bulk of the expenditure taking place in the UK and US operations of the Group. Interest inflow was £2.5 million.

Funds available to shareholders amounted to £619.2 million at December 31, 2001, in comparison to £669.4 million at December 31, 2000, representing a decrease of £50.2 million, due primarily to the net loss in the period.

Cashflow, Net Assets and Funding, 2000

Cash and liquid resources, net of finance leases and the senior loan notes acquired with Medeva, at December 31, 2000, were £38.6 million, compared with £121.4 million at December 31, 1999, representing a decrease of £82.8 million.

Major cash outflows during the period included the repayment of Medeva’s revolving credit facility borrowings of £75 million and cash funding for the businesses held for disposal of £47.2 million. Major cash inflows included proceeds received for businesses held for disposal of £30.2 million (£30 million in relation to the vaccines business and £0.2 million from the Inhalon business), cash acquired with subsidiaries net of acquisition expenses of £13.8 million, cash received from the exercise of share options of £23 million and an advanced corporation tax refund of £7.9 million.

In addition, the proceeds from the disposal of the Rapigene business (sold in December 1999) of £7.4 million were received in 2000.

Our total operating loss of £427.2 million included charges for goodwill impairment of £353.9 million, goodwill amortization of £78.7 million and depreciation of £11.2 million. In addition, there was expenditure in the year of £12.4 million on integration costs. The actual funds generated by operations were £23.4 million.

Working capital increased by £10.9 million due primarily to a reduction in rebate and discount creditors accrued on the balance sheet in the US, particularly on methylphenidate. On acquisition (Medeva was acquired in January 2000) the US Pharmaceuticals balance sheet contained an accrual for the return, or price rebates on, methylphenidate sold by Medeva and in the pipeline at that point in time. This accrual was necessary to estimate retroactive price reductions, as the methylphenidate market had quickly transitioned from a duopoly to a situation where a number of new entrants were driving the price down quickly in an attempt to secure market share. At this time, we sold methlyphenidate both directly under a Medeva label and also via a third party. The contract with the third party was being renegotiated and significant price changes were being discussed both prospectively and retrospectively. The accrual was eventually lowered during 2000 reflecting both the settlement of the contract with the third party and a re-evaluation of the likely continued price erosion. The net cash inflow from operations was therefore £12.5 million.

Capital expenditure during the year was £15.7 million, which included approximately £6.0 million of costs relating to the Granta Park research facility. Interest inflow was £1.3 million.

Funds available to shareholders amounted to £669.4 million at December 31, 2000, in comparison to £126.8 million at December 31, 1999, representing, an increase of £542.6 million. The increase resulted primarily from the issue of shares on the acquisition of Medeva £928.7 million offset by the loss in the period of £424.5 million.

C.	Research and Development, Patents and Licenses, Etc.

Celltech spent £95.7 million on research and development projects in the year ended December 31, 2002, as compared with £90.7 million for the year ended December 31, 2001 and £74.8 million for the year ended December 31, 2000. See “Item 4—Information on the Company—Business Overview—Research and Discovery” for a discussion of our research and development projects and see “Item 5—Operating and Financial Review and Prospects—Critical Accounting Policies” for an explanation of our research and development accounting.

For a discussion of our patents and licenses, see “Item 4—Information on the Company—Business Overview—Intellectual Property”.

D.	Trend Information

We have indicated the key trends affecting the Group’s results in “Item 5—Operating and Financial Review and Prospects—Operating Results”. The key trends are summarized below.

The Group’s results are most significantly impacted by the performance of our royalty streams and our key products, Tussionex®, Zaroxolyn® and our attention deficit/hyperactivity disorder franchise. With regard to royalties, the underlying products continued to show strong growth in 2002. However, any further growth is dependent on the marketing and promotional activity of third parties and the underlying overall growth in the market place for the products. Such factors are outside the control of the Group.

The performance of our royalty streams along with the key factors and trends impacting our product revenues are discussed below.

Royalties

During 2002 our royalty stream continued to be derived primarily from the antibody engineering products. These royalties continued to grow (2002: £53.1 million; 2001: £37.1 million) as sales from the underlying products grew strongly in the market place. However, the settlement of our Boss technology dispute with Genentech will result in a gradual decline of our US antibody engineering royalty rates until the original scheduled expiration of the Boss patent in March 2006.

We recorded royalties from sales of Pertactin and Asacol® in 2002 of £11.0 million and £7.6 million, respectively, which compares with £8.8 million and £10.2 million, respectively, recorded in 2001. Pertactin continues to show growth and in the current year GlaxoSmithKline has sub-licensed the product to Aventis Pasteur. The Asacol royalty has decreased due to a reduction in the rate payable on North American sales.

Overall we anticipate that 2003 will see a modest decline in our royalty stream.

Products

The key products for the Group are Tussionex®, Zaroxolyn® and our attention deficit/hyperactivity disorder offerings.

Sales of Tussionex®, our long-acting prescription anti-tussive, are dependent on three key factors: the severity of the cough/cold season, the level of pipeline inventories at the end of the preceding year and whether the Group has been able to effect price increases. Sales of £71.3 million were recorded in 2002 compared with £64.1 million recorded for the year ended December 31, 2001. This increase was a result of both a growth in prescription numbers of 4% compared with an overall decrease in the market sector of 1%, and price increases. We currently expect there will be a small reduction in the level of pipeline inventories held at December 31, 2003 compared with the preceding year. Overall we anticipate Tussionex® sales to hold steady during 2003 compared with 2002.

Sales of Zaroxolyn® were negatively impacted by a planned reduction in inventory levels. Sales in 2002 achieved by Celltech were £28.5 million compared with the £30.3 million we recorded for the year ended December 31, 2001. Zaroxolyn® prescription growth was flat during the year whilst the market grew by 3%. We currently expect there to be a modest decrease in the level of pipeline inventories held at December 31, 2003 compared with the preceding year. However, overall we anticipate modest growth for the product during 2003.

The decrease in sales of our unbranded generic methylphenidate due to increased competition from other generic manufacturers was more than offset by the increase in our sales of Metadate® CD. Since the addition of new generic methylphenidate manufacturers in 1998 and 1999, there has been both an erosion of the price of the product and a decline in the market share held by our unbranded methylphenidate range. This trend continued as expected in 2002. In 2002 the methylphenidate range (other than Metadate® CD) contributed sales of £12.6 million whereas for the year ended December 31, 2001 we recorded sales of £20.4 million. However, sales of Metadate® CD increased in 2002 to contribute £18.0 million of sales, up from £8.6 million of sales in 2001 for the seven months from the launch of Metadate® CD. Overall for 2003 we anticipate a continued decline in our unbranded methylphenidate range and a modest reduction in our Metadate® CD product due to the increasingly competitive nature of this market.

Other Income

Other income consists primarily of milestone payments and up-front license payments. Such payments are dependent upon the structure of our collaborations with partners and can fluctuate significantly year-to-year. In 2002, other income of £8.1 million was primarily due to $10 million (£6.4 million) of other income from a milestone payment received under the CDP 870 agreement with Pfizer. In 2001, we recorded $25 million (£17.5 million) of other income from the CDP 870 agreement with Pfizer, which totaled $50 million (£35.0 million) of upfront payments to us. In 2000, we only had £4.6 million of milestone payments.

Other Items

We anticipate that we will incur the following charges during 2003:

•	Restructuring of UK and European sales forces resulting in an expected charge of some £4.0 million.

•	Closure of our Santa Ana facility which will result in an expected charge of approximately £5.0 million.

•	Acquisition of OGS, will result in some restructuring items which are still to be quantified.

In addition we continue to review the performance of our existing operations and we may announce further reorganizations or re-alignments of our operations during the remainder of 2003. Furthermore, other events may occur which necessitate other charges or credits in the remainder of the year.

OGS

Financial effects on Celltech

We plan to undertake a rapid integration of OGS which is expected to be substantially complete in the second half of 2003. Whilst our integration plans are still being formulated, we have already identified certain businesses which will be held for disposal as promptly as possible. We are in the process of assessing OGS’s oncology pipeline. We anticipate that the financial impact of the acquisition, excluding any one time integration provisions on our continuing operations, will be met from our existing research and development budget. Due to the substantial cash resources held by OGS we also anticipate that the transaction will be cash neutral overall.

Financial information relating to OGS

On April 28, 2003, OGS announced preliminary unaudited results for the year ended December 31, 2002. These results, which are presented under UK GAAP along with the audited results for the year ended December 31, 2001, are summarized below:

	Year ended December 31, 2002	Year ended December 31, 2001
	£ million
Turnover	14.0	13.4
Operating loss	(40.8)	(36.0)
Loss for the year	(37.9)	(25.3)

Due to our integration plan the above results are not indicative of those that may be achieved by Celltech.

The unaudited UK GAAP balance sheet of OGS for the year ended December 31, 2002 along with the audited position as at December 31, 2001 are presented in summary form below:

	Year ended December 31, 2002	Year ended December 31, 2001
	£ million
Fixed asset	12.6	14.2
Investment in joint venture	7.0	10.3
Other investments	5.5	4.3

	25.1	28.8
Working capital (excluding cash)	(2.9)	(8.4)
Cash at bank and in hand	136.4	176.6
Creditors: amounts falling due after more than one year	(1.7)	(2.4)

Net assets	156.9	194.6

We have yet to undertake our review of the fair value of assets acquired under either UK or US GAAP. However, we do not anticipate that significant goodwill will result under either basis.

OGS was de-listed from the US NASDAQ National Market on June 11, 2003 and consequently US GAAP results will not be prepared for OGS for the year ended December 31, 2002. For the year ended December 31, 2001 the US GAAP loss was £25.3 million (UK GAAP: loss £25.3 million) and the US GAAP net assets were £190.6 million (UK GAAP: £194.6 million). The key difference from UK GAAP arose from the accounting for a joint venture arrangement with Marconi plc.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Executive Officers and Directors

The following table sets forth the persons who are currently and were as of December 31, 2002 the executive and non-executive members of the Celltech board of directors.

Name	Position
Non-Executive Chairman and Deputy Chairmen:
John B.H. Jackson	Former Chairman (Resigned April 16, 2003)
Dr. Peter J. Fellner	Chairman (Appointed April 16, 2003)
John W. Baker	Former Deputy Chairman (Resigned May 22, 2003)
Hugh R. Collum	Deputy Chairman

Executive Directors:
Dr. Göran Ando	Group Chief Executive (Appointed April 16, 2003)
Dr. Peter J. Fellner	Former Group Chief Executive
Peter V. Allen	Deputy Chief Executive and Chief Financial Officer
Dr. Melanie G. Lee	Research and Development Director

Other Non-executive Directors:
Sir Tom Blundell
Mr. Peter Cadbury	(Appointed April 10, 2003)
Professor Chris R.W. Edwards

Name	Position
Dr. Marvin E. Jaffe
Mick G. Newmarch
Dr. Peter Read
Philip Rogerson	(Appointed March 12, 2003)

John B.H. Jackson, age 73, was the Chairman of Celltech from 1982 until April 16, 2003, when he retired from the Board. He is also Chairman of Wyndeham Press Group plc, Xenova Group plc and Oxford Technology Venture Capital Trust plc. He is also a Director of Brown and Jackson plc, WPP Group plc and a number of other companies.

Dr. Peter J. Fellner, age 59, is Celltech’s Chairman, a member of Celltech’s Nomination Committee, and has been a member of Celltech’s board of directors since September 1990. He joined Celltech in 1990 from Roche UK, where he was Chief Executive. Prior to joining Celltech, Dr. Fellner was Director of the Roche UK Research Centre and before that the Director of Research at Searle UK Research Laboratories. Dr. Fellner is also Non-Executive Chairman of British Biotech plc, Astex Technologies Ltd and Ionik Pharmaceuticals Ltd. In addition he is a director of ISIS Innovation Ltd and a member of the Medical Research Council. Dr. Fellner stepped down from his previous position at Celltech as Group Chief Executive on April 16, 2003 and replaced the retiring Mr. Jackson as Chairman.

John W. Baker, CBE, age 65, joined Celltech’s board from Medeva in March 2000. He was Deputy Chairman of Celltech and a member of Celltech’s Nomination Committee until his resignation on May 22, 2003. Mr. Baker was Chairman of Medeva PLC from 1996 to 2000. He is a Deputy Chairman of Royal & Sun Alliance Insurance plc and is a Non-Executive Director of The Maersk Company, EIC (Switzerland) and a member of the Business Advisory Council of the AP Moller Group (Denmark). A former Chairman of National Power PLC, he is also Chairman of Motac Neuroscience Limited.

Hugh R. Collum, age 62, is a Deputy Chairman of Celltech, Chairman of Celltech’s Remuneration Committee, a member of Celltech’s Nomination Committee, and has been a member of Celltech’s board since August 1999. He previously served as Chairman of Chiroscience Group plc from 1998 to 1999. He is a director of Safeway plc and Whitehead Mann Group plc. Mr. Collum is Chairman of British Nuclear Fuels plc. Mr. Collum will be retiring from the Board in July 2003.

Dr. Göran Ando, age 54, was appointed Group Chief Executive on April 16, 2003, to replace Dr. Fellner who stepped down as Group Chief Executive to serve as Chairman of Celltech. Dr. Ando joined Celltech in April 2003 from Pharmacia Corporation where he was Executive Vice President and President of R&D until its acquisition by Pfizer, completed in April 2003. At Pharmacia he had executive responsibilities for business development, including mergers and acquisitions, and for manufacturing. Dr. Ando’s previous appointments included a period as R&D Director for Glaxo Group Research.

Peter V. Allen, age 47, is the Finance Director and Deputy Chief Executive Officer of Celltech and has been a member of Celltech’s board of directors since February 1992. A chartered accountant, Mr. Allen joined Celltech in 1992 from Associated British Ports Holdings plc, where he served as the Group Financial Controller. Prior to that Mr. Allen was the Group Controller at L’Oreal (UK).

Dr. Melanie G. Lee, age 44, is Celltech’s Research and Development Director and has been a member of Celltech’s board of directors since September 1998. She joined Celltech in September 1998 from Glaxo Wellcome. She worked at Glaxo for ten years and was most recently Head of the Receptor Systems Unit at the Stevenage Medicines Research Centre. Dr. Lee is also Chairperson for Imperial Cancer Research Technology Ltd.

Sir Tom Blundell, FRS, KB, age 60, is Chairman of Celltech’s Scientific Advisory Council. He is a William Dunn Professor and Head of the Department of Biochemistry at the University of Cambridge, co-founder and member of the Board of Astex Technology Ltd, a director of Babraham Institute, Cambridge and Chairman of the Royal Commission on Environmental Pollution.

Peter Cadbury, age 59, was appointed on April 10, 2003 as a Non-Executive Director to the Board. Peter Cadbury is Chairman of Peter Cadbury & Co. Limited and is Non-Executive Chairman of DTZ Corporate Finance Ltd. He is also an Advisory Director for Troy Corporation Inc. and REL. Previously, he was Deputy Chairman of Morgan Grenfell & Co. (now the investment bank of Deutsche Bank) and Chairman of Close Brothers Corporate Finance.

Prof. Chris R.W. Edwards, FRCP, FRCPEd, MD, FRSE, FMedSci, Hon DSc, age 61, has been a member of Celltech’s board of directors since January 1997, and is a member of Celltech’s Audit Committee. He is also the Vice Chancellor of the University of Newcastle and was formerly the Principal of Imperial College School of Medicine, London.

Dr. Marvin E. Jaffe, BA, MD, age 66, joined the board of directors of Chiroscience in 1994 and became a member of Celltech’s board of directors when Celltech merged with Chiroscience in 1999. He is a member of Celltech’s Remuneration Committee. Dr. Jaffe is based in the US and has held senior positions with Merck & Co. Inc. and was formerly President of the RW Johnson Pharmaceutical Research Institute. He is a director of Vernalis Group plc.

Mick G. Newmarch, age 64, is Chairman of Celltech’s Audit Committee and has been a member of Celltech’s board of directors since June 1996. He is also Chairman of Weston Medical plc. He was formerly Chief Executive of Prudential Corporation plc and is a former director of the Association of British Insurers.

Dr. Peter Read, CBE, FRCP, FFPM, age 64, joined Celltech’s board of directors from Medeva in 2000. He is a former Chairman of the Hoechst Group of Companies in the UK and a past president of the Association of the British Pharmaceutical Industry. Current appointments include non-executive director of Vernalis Group plc, SSL International Group plc and board member of the South East of England Development Agency (SEEDA) and Chairman of Synaptica Limited.

Philip G Rogerson, age 58, joined the Board on March 12, 2003 as a Non-Executive Director. He is Chairman of Aggreko plc and Viridian Group plc and Chairman or Non-Executive Director of a number of other companies.

The following persons are also members of Celltech’s senior management and Ms. Saunders and Mr. Nicholls are members of the Executive Committee:

John A.D. Slater, age 50, is Company Secretary and Director of Legal Services of Celltech. He joined Celltech in 1989. He is a solicitor and held positions in a number of high technology companies in the United Kingdom before joining Celltech.

Ingelise Saunders, age 53, is Chief Executive Officer of Celltech Pharmaceuticals. She joined Celltech in September 2001. She was previously Chief Executive of Novo Nordisk in the UK, and also Vice-President, Novo Nordisk Europe.

Peter Nicholls, age 53, is Group Director of human resources of Celltech. He joined Celltech in 1987. Previously, Mr. Nicholls has held a number of senior human resources positions in various UK companies, including Marley plc and AGB plc.

B.	Compensation

Compensation of Directors

The main components of remuneration for our executive directors and members of our administrative, supervisory or management bodies are as follows:

•	Base Salary. Base salaries are reviewed annually in June taking into account recommendations on individual performance and salary levels in comparable companies.

•	Annual Performance Incentive. Celltech operates a discretionary bonus scheme whereby individual performance objectives for executive directors and senior managers are established at the beginning of the financial year. Performance related payments may be paid annually, dependent upon achievement measured against objectives, and are limited to a maximum of 40% of base salary (50% in the case of the Chief Executive). In addition, Celltech operates a Deferred Bonus Plan. Under the plan, awards may be made to selected directors and senior executives in shares of Celltech worth no more than 100% of the participant’s annual bonus. Shares subject to awards are held in the Celltech Group plc Employee Share Trust and are eligible for release over a period of two years from the date of grant of an award.

•	Longer Term Performance Incentives. Directors and employees may also be rewarded for improvement in the company’s performance by the grant of share options on a discretionary basis. The allocations of discretionary share options take into account the future potential contribution of individuals. The aggregate exercise price of options in Celltech over which discretionary options were granted to an individual, pursuant to the Celltech Chiroscience Executive Share Option Scheme 1999, in each year would not normally exceed 1.5 times the earnings of that individual. Options were issued subject to a performance requirement determined by Celltech’s Remuneration Committee. Discretionary options granted under the Celltech Chiroscience Executive Share Option Scheme 1999 only become exercisable if Celltech’s share price has out performed the FTSE Mid-250 Index by a margin over at least a three-year period. In May 2001, Celltech approved the Celltech Group plc 2001 Discretionary Share Option Scheme, to replace the Celltech Chiroscience Executive Share Option Scheme 1999. Any options granted since May 2001 have been granted under the Celltech Group plc 2001 Discretionary Share Option Scheme (“2001 Scheme”). Options granted under the 2001 Scheme are subject to a performance requirement determined by the Remuneration Committee. Upon grant, such options will only become exercisable if Celltech’s share price has exceeded the median growth in share price of a comparable group over a period of three to five years from the date of grant of the options. The comparable group selected is a total of approximately 70 to 80 companies, comprising larger members of the FTSE Mid 250 index and smaller members of the FTSE 100 index.

•

Pensions and Other Benefits. Executive directors who were directors of Celltech prior to the merger with Chiroscience participate in the Celltech Executive Pension Plan, which is a contributory money purchase scheme funded with the objective to provide a pension of up to two-thirds of basic salary on retirement at 65. The scheme also provides for lump sums on death in service. However, as from September 1, 2001, Mr. Allen, Mr. Cartmell and Dr. Lee became members of the Celltech Pension and Life Assurance Scheme, a final salary, occupational pension scheme.

For a detailed description of Celltech’s various share option plans see note 25 of Notes to the Financial Statements of Celltech. Executive and non-executive directors’ options to subscribe for Celltech ordinary shares are set forth below. See “Item 6—Directors, Senior Management and Employees—Share Ownership—Options to Subscribe for Celltech Ordinary Shares”. Executive and non-executive directors’ ownership of Celltech ordinary shares is also set forth below. See “Item 6—Directors, Senior Management and Employees—Share Ownership—Directors’ Interests in Shares of the Company”.

Except where otherwise indicated, the following table sets forth the compensation paid to or accrued by or on behalf of all of Celltech’s executive and non-executive directors for the 12 months ended December 31, 2002.

	Salary/Fees year ended December 31, 2002	Bonus year ended December 31, 2002	Pension year ended December 31, 2002	Compensation for loss of office 2002	Benefits in Kind year ended December 31, 2002	Total year ended December 31, 2002
	(in £ thousands)
Non-Executive Chairmen
John B.H. Jackson(1)	120.0	—	—	—	—	120.0
John W. Baker	40.0	—	—	—	—	40.0
Hugh R. Collum	40.0	—	—	—	—	40.0

Executive Directors
Dr. Peter J. Fellner(2)	450.0	389.3	418.7	—	21.1	1,279.1
Peter V. Allen(2)(3)	300.0	210.0	60.9	—	16.6	587.5
Simon C. Cartmell(2)(3)(4)	66.3	—	12.7	371.3	2.7	453.0
Dr. Melanie G. Lee(2)(3)	285.0	194.0	56.5	—	19.0	554.5

Other Non-Executive Directors
Sir Tom Blundell(5)	37.0	—	—	—	—	37.0
Professor Chris R.W. Edwards	25.0	—	—	—	—	25.0
Dr. Marvin E. Jaffe	25.0	—	—	—	—	25.0
Mick G. Newmarch(6)	30.0	—	—	—	—	30.0
Dr. Peter Read(7)	30.0	—	—	—	—	30.0

All executive and non-executive directors as a group (12 persons)	1,448.3	793.3	548.8	371.3	59.4	3,221.1

(1)	Mr. Jackson retired from his position as Chairman of the Board and was replaced by Dr. Fellner on April 16, 2003.
(2)	The bonus listed above includes a deferred bonus granted in 2002 which is being settled by shares issued from the Celltech Group plc Employee Share Trust in 2003 and 2004. Dr. Fellner stepped down as Group Chief Executive and replaced Mr. Jackson as Chairman on April 16, 2003.

(3)	The Directors are also members of the Celltech Pension and Life Assurance Scheme, the potential benefits arising from which are separately disclosed below. The pension payments included above relate to additional payments made to the Directors to compensate for the earnings cap.
(4)	The payments relate to the period January 1, 2002 to June 28, 2002. Mr. Cartmell resigned from the Board on June 28, 2002. Mr. Cartmell received a payment of £371,270 as compensation for loss of office.
(5)	Includes £12,000 annual payments as Chairman of the Science Council.
(6)	Includes £5,000 annual payments as Chairman of the Audit Committee.
(7)	Includes £5,000 annual payment as Chairman of the Celltech Pension and Life Assurance Scheme.

The potential benefits arising from the Celltech Pension and Life Assurance Scheme were as follows:

	Dr M G Lee	P V Allen
Age	44	47
Service	4 years	11 years

Accrued pension as at January 1, 2002	£10,342	£31,452
Inflation	£175	£534
Increase in annual pension accruing in 2002	£3,259	£3,297

Accrued annual pension as at December 31, 2002	£13,776	£35,283

Transfer value of accrued pension at the start of the year based on market conditions at December 31, 2001	£88,781	£294,874
Employee contribution	£5,796	£5,796
Increase in cash equivalent transfer value of pension arising in 2002 less member contributions paid in 2002	£19,643	£20,708

Transfer value of accrued pension at the end of the year based on market conditions as at December 31, 2002	£114,220	£321,378

The increase in the transfer value of pensions arising in 2002, less member contributions paid in 2002, was £21,309 for Dr. M G Lee and £24,660 for P V Allen.

Name of Director	Age	Service	Increase in annual pension accruing in 2002	Accrued annual pension at December 31, 2002	Increase in transfer value of pension arising in 2002
P V Allen	47	11 years	£3,297	£35,283	24,660
Dr M G Lee	44	4 years	£3,259	£13,776	21,309

The following table sets forth information regarding stock options to subscribe for Celltech ordinary shares that were granted to or exercised by Celltech’s executive and non-executive directors in 2002:

	Number At December 31, 2001 or date of appointment if later	Number Granted/ lapsed during year	Number Exercised during year	Number At December 31, 2002 or date of resignation if earlier	Exercise Price	Market price on date exercised	Exercise Period	Category
					£	£
Dr. Peter J. Fellner	120,000	—	—	120,000	5.80	—	8/19/1999 1/16/2007	B1

	Number At December 31, 2001 or date of appointment if later	Number Granted/ lapsed during year	Number Exercised during year	Number At December 31, 2002 or date of resignation if earlier	Exercise Price	Market price on date exercised	Exercise Period	Category
					£	£
	48,261	—	—	48,261	9.73	—	4/27/2003 4/25/2010	B2
	24,039	—	—	24,039	9.73	—	4/27/2003 4/25/2010	B3
	49,776	—	—	49,776	11.15	—	4/5/2004 4/3/2011	B2
	52,466	—	—	52,466	11.15	—	4/5/2004 4/3/2011	B3
	2,690	—	—	2,690	11.15	—	4/5/2004 4/3/2011	A
	1,021	—	—	1,021	9.48	—	6/1/2004 11/30/2004	C
	—	154,878	—	154,878	6.15	—	4/10/2005 4/8/2012	D1
	—	20,920	—	20,920	6.15	—	4/10/2005 4/8/2012	NI
	7,569	—	—	7,569	—	—	1/8/2002 1/8/2011	DE
	7,569	—	—	7,569	—	—	1/8/2003 1/8/2011	DE
	1,022	—	—	1,022	—	—	1/8/2002 1/8/2011	NI
	1,022	—	—	1,022	—	—	1/8/2003 1/8/2011	NI
	—	15,731	—	15,731	—	—	3/14/2003 3/14/2012	DE
	—	15,731	—	15,731	—	—	3/14/2004 3/14/2012	DE
	—	2,124	—	2,124	—	—	3/14/2003 3/14/2012	NI
	—	2,124	—	2,124	—	—	3/14/2004 3/14/2012	NI

Peter V. Allen	3,083	—	—	3,083	9.73	—	4/27/2003 4/25/2010	A
	31,903	—	—	31,903	9.73	—	4/27/2003 4/25/2010	B2
	12,814	—	—	12,814	9.73	—	4/27/2003 4/25/2010	B3
	33,426	—	—	33,426	11.15	—	2/5/2004 4/3/2011	B2
	16,713	—	—	16,713	11.15	—	4/5/2004 4/3/2011	B3
	1,021	(1,021)	—	–	9.48	—	6/1/2004 11/30/2004	C
	—	1,855	—	1,855	5.12	—	6/1/2005 11/30/2005	C

	Number At December 31, 2001 or date of appointment if later	Number Granted/ lapsed during year	Number Exercised during year	Number At December 31, 2002 or date of resignation if earlier	Exercise Price	Market price on date exercised	Exercise Period	Category
					£	£
	—	98,302	—	98,302	6.15	—	4/10/2005 4/8/2012	D1
	—	13,279	—	13,279	6.15	—	4/10/2005 4/8/2012	NI
	4,252	—	—	4,252	—	—	1/8/2002 1/8/2011	DE
	4,253	—	—	4,253	—	—	1/8/2003 1/8/2011	DE
	575	—	—	575	—	—	1/8/2002 1/8/2011	NI
	575	—	—	575	—	—	1/8/2003 1/8/2011	NI
	—	8,761	—	8,761	—	—	3/14/2003 3/14/2012	DE
	—	8,762	—	8,762	—	—	3/14/2004 3/14/2012	DE
	—	1,183	—	1,183	—	—	3/14/2003 3/14/2012	NI
	—	1,183	—	1,183	—	—	3/14/2004 3/14/2012	NI

Simon C. Cartmell*	2,360	—	—	2,360	12.71	—	9/30/2003 3/29/2004	A
	17,300	—	—	17,300	12.71	—	9/30/2003 3/29/2004	B2
	29,510	—	—	29,510	12.71	—	9/30/2003 3/29/2004	B3
	25,829	—	—	25,829	11.15	—	4/5/2004 10/3/2004	B2
	12,915	—	—	12,915	11.15	—	4/5/2004 10/3/2004	B3
	1,055	—	—	1,055		—	1/8/2002 1/8/2011	DE
	1,055	(1,055)	—	—	—	—	1/8/2003 1/8/2011	DE
	143		—	143	—	—	1/8/2002 1/8/2011	NI
	143	(143)	—	—	—	—	1/8/2003 1/8/2011	NI
	1,021	(1,021)	—	—	—	—	6/1/2004 11/30/2004	C

Dr. Melanie G. Lee	76,080	—	—	76,080	2.625	—	8/19/1999 9/23/2008	B1
	11,420	—	11,420	—	2.625	5.97	9/25/2001 9/23/2008	A1

	Number At December 31, 2001 or date of appointment if later	Number Granted/ lapsed during year	Number Exercised during year	Number At December 31, 2002 or date of resignation if earlier	Exercise Price	Market price on date exercised	Exercise Period	Category
					£	£
	25,351	—	—	25,351	9.73	—	4/27/2003 4/25/2010	B2
	12,649	—	—	12,649	9.73	—	4/27/2003 4/25/2010	B3
	26,331	—	—	26,331	11.15	—	4/5/2004 4/3/2011	B2
	13,166	—	—	13,166	11.15	—	4/5/2004 4/3/2011	B3
	1,697	—	—	1,697	4.33	—	3/1/2007 8/30/2007	C
	—	2,106	—	2,106	5.12	—	6/1/2009 – 11/30/2009	C
	—	88,136	—	88,136	6.15	—	4/10/2005 4/8/2012	D1
	—	11,905	—	11,905	6.15	—	4/10/2005 4/8/2012	NI
	2,917	—	—	2,917		—	1/8/2002 1/8/2011	DE
	2,918	—	—	2,918		—	1/8/2003 1/8/2011	DE
	394	—	—	394		—	1/8/2002 1/8/2011	Ni
	394	—	—	394		—	1/8/2003 1/8/2011	Ni
	—	6,493	—	6,493		—	3/14/2003 3/14/2012	DE
	—	6,493	—	6,493		—	3/14/2004 3/14/2012	DE
	—	877	—	877		—	3/14/2003 3/14/2012	NI
	—	877	—	877		—	3/14/2004 3/14/2012	NI

All directors as a group (4 persons)	688,698	461,720/ (3,240)	11,420	1,135,758

*	Mr. Cartmell resigned from Celltech in June 2002.

Categories

B1—options granted under the Celltech Group 1993 Unapproved Executive Share Option Scheme

A1—options granted under the Celltech Group 1993 Approved Executive Share Option Scheme

B2—options granted under the Celltech Chiroscience 1999 Executive Share Option Scheme Unapproved A

B3—options granted under the Celltech Chiroscience 1999 Executive Share Option Scheme Unapproved B

A—options granted under the Celltech Chiroscience 1999 Executive Share Option Scheme Approved section

C—Options granted under the Celltech Chiroscience Savings Related Share Option Scheme 1999

D1—options granted under the Celltech Group plc Discretionary Share Option Scheme (Unapproved)

DE—awards granted under the Celltech Deferred Bonus Plan which have converted into options. The cost of exercise is £1 in aggregate.

NI—indemnity options linked to Celltech Group plc Discretionary Share Option Scheme (Unapproved) and the Celltech Deferred Bonus Plan.

The total options exercised by the Directors of Celltech in the 2002 year were 11,420 generating a notional gain, including unrealized gains in shares retained, of £38,200 (2001: £81,100) based on the market price at the date of exercise.

As of June 19, 2003 directors then in office held a total of 2,089,713 executive, 9,842 sharesave and 213,054 deferred bonus outstanding options to purchase Celltech ordinary shares, with exercise prices ranging from £2.625 to £11.15 and expiration dates ranging from January 18, 2000 to April 21, 2013 for the executive share option scheme; exercise prices ranging from £2.37 to £4.33 with expiration dates ranging from November 30, 2006 to November 30, 2008 for the shareshave scheme and exercise prices of £1.00 and expiration dates ranging from January 8, 2001 to March 25, 2013 for the deferred bonus scheme.

C.	Board Practices

Directors are appointed by the shareholders by ordinary resolution or by the board of directors. A director appointed by the board holds office only until the next annual general meeting of shareholders but shall be eligible for reappointment. At each annual general meeting, any director who has been appointed by the board since the previous annual general meeting, and any director who at the date of notice convening the annual general meeting has held office for more than 30 months since he was appointed or last reappointed at a general meeting, shall retire from office but shall be eligible for reappointment.

Service contracts for executive directors are for a rolling year of 12 months. Non-executive directors do not have service contracts.

Celltech’s board of directors has Audit, Remuneration, Nomination, and Executive Committees.

The Audit Committee has operated throughout the year and its current members are Mr. Newmarch, Professor Edwards and Dr. Read. It is chaired by Mr. Newmarch and normally meets twice a year. The responsibilities of the Committee are set forth below. The external auditors attend its meetings and have the opportunity for private discussions with the Committee.

The duties of the Audit Committee include the following:

•	To review the annual financial statements and interim and preliminary announcements before their submission to the board for approval;

•	To determine whether the accounting principles of the company are in accordance with the law and accounting standards;

•	To review the scope and planning of the external audit;

•	To review the external auditor’s management letter and management’s response;

•	To review the performance of the external auditors;

•	To review from time to time the cost effectiveness of the audit and the independence and objectivity of the external auditor;

•	To make recommendations to the board concerning the appointment and remuneration of the external auditors;

•	To monitor the fees paid to the auditors and where the auditors supply a substantial volume of non-audit services to the company, to keep the nature and extent of such services under review seeking to balance the maintenance of objectivity and value for money;

•	To review the findings of the external auditors and the findings of internal investigations and management’s response;

•	To review management procedures to monitor the effectiveness of the systems of accounting and internal control; and

•	To review any profit forecasts or working capital statements published in any bid document or listing particulars.

The Remuneration Committee has operated throughout the year and its members for the year were Mr. Collum, Mr. Jackson and Dr. Jaffe. The Committee, which is chaired by Mr. Collum, meets not less than twice a year. Membership of the committee will be reviewed following the retirement of Mr. Jackson from the Board. It seeks independent advice, where appropriate, for the purpose of determining all aspects of the remuneration of the executive directors and other senior managers, including the award of share options, the terms of their service agreements, and recommending to the board the fees paid to the Chairman. The members of the Committee do not participate in determining or recommending their own remuneration or fees. The fees of the non-executive directors are determined by the board on the joint recommendation of the Chairman and the Group Chief Executive.

The duties of the Remuneration Committee include the following:

•	To review, determine and make recommendations, as appropriate, to the board as to the remuneration of directors and senior executives of the company, giving full consideration to the matters set out in Section B (remuneration policy) of and Schedule A (design of performance related remuneration) to the Combined Code: Principles of Good Governance and Code of Best Practice.

•	To review and determine:

•	service agreements of executive members of the board and senior executives;

•	all executive benefit, pension and share option incentive schemes;

•	any other bonuses, fees and expenses; and

•	policy on any compensation payable (including pension contributions) on the termination of a service contract.

•	To consider other matters as referred to the Committee by the board.

•	To make recommendation to the board regarding the content of the board’s annual report to the company’s shareholders, setting out the company’s policy on executive directors’ remuneration, details of individual remuneration and other terms and conditions.

A Nomination Committee meets during the course of the year as appropriate. The members of the Nomination Committee for the year were Mr. Jackson, Mr. Baker and Mr. Collum. The committee was chaired by Mr. Jackson. Membership of the Committee will be reviewed following the retirement of Messrs. Jackson and Baker from the Board.

In April 2003, we formed an Executive Committee which meets on a monthly basis. The members of the Executive Committee are Dr. Ando, Mr. Allen, Dr. Lee, Mr. Nicholls and Ms. Saunders. The agenda of Executive Committee meetings includes research and development, commercial, human resources, financial and legal matters. In addition, the Executive Committee determines which decisions are to be referred to the Board of Directors.

D.	Employees

As at December 31, 2002, Celltech employed 1,932 people in the United States, the United Kingdom, France, Spain, Germany, Belgium, Denmark and Ireland, including a sales, marketing and distribution force of 601 (of whom 285 were deployed in the United States), 561 manufacturing personnel (of whom 287 were located in the United States), and 603 full time research and development personnel. The table below sets out the number of employees as at December 31, 2002 by geographical location and activity:

	Production	Sales and Distribution	General and Administration	Research and Development	Total
UK	274	115	54	429	872
Rest of Europe	—	201	51	16	268

Non US total	274	316	105	445	1,140
US	287	285	62	158	792

Group	561	601	167	603	1,932

A substantial number of the Celltech Pharmaceuticals UK employees are members of trade unions. Celltech has not experienced any material work stoppages and considers its relations with its employees to be good.

Celltech did not employ a significant number of temporary employees in 2002.

The impact of the announced closure of the Santa Ana facility in 2003 will result in a reduction in US production employees of approximately 30.

The acquisition of OGS has resulted in approximately 100 additional research staff in the UK. We are still in the process of assessing the projects inherited with the acquisition, and are yet to finally determine the number of positions which will be retained.

E.	Share Ownership

Directors’ Interests in Shares of the Company

The following table sets forth information as of June 19, 2003 with respect to ownership of Celltech ordinary shares by the executive and non-executive directors of Celltech, both individually and as a group, together with their percentage ownership of such shares.

The computations in the table are based on a total of 277,578,532 Celltech ordinary shares issued and outstanding as of June 19, 2003. The computations include shares issuable upon the exercise of outstanding Celltech options or warrants that are exercisable within 60 days of June 19, 2003.

	Ordinary Shares
	Number		% of Class
Non-Executive Chairman
John B.H. Jackson(1)	100,000		*
John W. Baker(4)	11,500		*
Hugh R. Collum	10,465		*

Executive Directors
Dr. Peter J. Fellner(2)	536,757	(5)	0.2
Peter V. Allen	169,162	(6)	*
Simon C. Cartmell(3)	1,253	(7)	*
Dr. Melanie G. Lee	154,828	(8)	*

Other Non-Executive Directors
Sir Tom Blundell	—		—
Professor Chris R.W. Edwards	936		*
Dr. Marvin E. Jaffe	1,220		*
Mick G. Newmarch	10,000		*
Dr. Peter Read	1,985		*
Peter Cadbury	10,000		*

All executive and non-executive directors as a group (10 persons)	895,353

*	Less than one-tenth of 1%.
(1)	Mr. Jackson retired from his position as Chairman of the Board and was replaced by Dr. Fellner on April 16, 2003.
(2)	Dr. Fellner stepped down as Group Chief Executive and replaced Mr. Jackson as Chairman on April 16, 2003.
(3)	Mr. Cartmell resigned from Celltech in June 2002.
(4)	Mr. Baker resigned from Celltech in May 2003.
(5)	Includes options to purchase 223,169 ordinary shares which are exercisable within 60 days.
(6)	Includes options to purchase 65,066 ordinary shares which are exercisable within 60 days.
(7)	Includes options to purchase 1,055 ordinary shares which are exercisable within 60 days. Mr. Cartmell left Celltech in June 2002.
(8)	Includes options to purchase 126,408 ordinary shares which are exercisable within 60 days.

Options to Subscribe for Celltech Ordinary Shares

The following table sets forth information regarding stock options to subscribe for Celltech ordinary shares held by Celltech executive directors as of June 19, 2003:

	Number of Options	Exercise Price	Expiration Date
		(£)
Approved Options
Dr. Peter J. Fellner	2,690	11.15	April 3, 2011
Peter V. Allen	3,083	9.73	April 25, 2010
Simon C. Cartmell(1)	2,360	12.71	September 28, 2010
Dr. Göran Ando	10,452	2.87	April 21, 2013

Unapproved Options
Dr. Peter J. Fellner	449,420	5.80 – 11.15	January 16, 2007 – April 3, 2012
Peter V. Allen	441,415	2.87 – 11.15	April 25, 2010 – April 21, 2013
Simon C. Cartmell	85,554	11.15 – 12.71	March 29, 2004 – October 3, 2004
Dr. Melanie G. Lee	454,430	2.625 – 11.15	September 23, 2008 – April 21, 2013
Dr. Göran Ando	728,223	2.87	April 21, 2013

Savings Related Options
Dr. Peter J. Fellner
Peter V. Allen	3,987	2.37	November 30, 2006
Dr. Melanie G. Lee	5,855	2.37 – 4.33	August 31, 2007 – November 30, 2008

Deferred Bonus Options(2)
Dr. Peter J. Fellner	113,309	—	January 8, 2011 – March 25, 2013
Peter V. Allen	53,512	—	January 8, 2011 – March 25, 2013
Simon C. Cartmell(1)	1,055	—	January 8, 2011
Dr. Melanie G. Lee	46,233	—	January 8, 2011 – March 25, 2013

National Insurance Options(3)
Dr. Peter J. Fellner	37,006	—	—
Peter V. Allen	57,371	—	—
Simon C. Cartmell(1)	143	—	—
Dr. Melanie G. Lee	48,232	—	—
Dr. Göran Ando	106,896	—	—
All executive directors as a group (3 persons)	1,959,689

(1)	Mr. Cartmell resigned from Celltech in June 2002.
(2)	The exercise price for deferred bonus options is £1 in total for the exercise of any number of shares comprised in an award.
(3)	National Insurance, or NI, indemnity options are linked to the Celltech Group 2001 Discretionary Share Option Scheme (unapproved UK) and deferred bonus options. NI options must be exercised at the same time as the corresponding deferred bonus or unapproved executive options, then the shares underlying the NI options must be sold in order to pay the National Insurance charge due to the UK Inland Revenue.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

As of June 19, 2003, Celltech had received notification that the following persons were beneficial owners of 3% or more of Celltech’s ordinary shares:

Name	No. of Ordinary Shares	Percent of Class
Fidelity International Ltd./FMR Corp.	28,605,402	10.30%
The Capital Group Companies	33,353,008	12.01%
Franklin Resources Inc	14,056,386	5.06%
Legal & General Investment Mgt Limited	9,682,902	3.49%
AMVESCAP PLC	27,980,411	10.09%

Fidelity International Ltd/FMR Corp became a major shareholder of Celltech in May 1998. They dropped below 3% in March 2000 and became a major shareholder again on May 16, 2002 when they held 8,544,309 shares, which represented 3.2% of the issued share capital of Celltech on that date. Their holding increased to 5.7% in June 2002, to 6.1% in September 2002, to 8.13% in December 2002, to 9.13% in February 2003, to 10.04% in April 2003 and to 10.30% in June 2003.

The Capital Group of Companies became a major shareholder of Celltech on July 31, 2002 when they held 8,276,663 shares, which represented 3% of the issued share capital on that date. Their holding increased to 5.79% in August 2002, to 6% in September 2002, to 7% in January 2003, to 8.1% in April 2003, to 10.2% in May 2003 and to 12.01% in June 2003.

Franklin Resources Inc became a major shareholder of Celltech on January 27, 2000 when they held 21,690,121 shares, which represented 7.99% of the issued share capital of Celltech on that date. Their holding dropped below 3% in January 2001. They became a major shareholder again in July 2002 when they held 9,098,784 shares, which represented 3.3% of the issued share capital at that date. Their holding increased to 5.97% in August 2002.

AMVESCAP PLC increased their shareholding of Celltech on April 25, 2003 when they purchased a further 413,079 shares to give them a holding of 28,216,210 shares which represented 10.16% of the issued share capital of Celltech on that date.

A total of 277,578,532 Celltech ordinary shares were outstanding as of June 19, 2003, of which 3,760,469 ordinary shares, or 1.35%, were held of record by 66 holders in the United States exclusive of The Bank of New York, as the depositary under the deposit agreement establishing the Celltech American Depositary Shares, or ADSs, and 6,206,372 ordinary shares, or 2.2%, were held of record by the depositary. The 6,206,372 Celltech ordinary shares held of record by the depositary on June 19, 2003 underlay 3,103,186 Celltech ADSs held of record by 992 holders of Celltech ADS.

Celltech is not owned or controlled by another corporation, foreign government or any other natural person. Celltech does not know of any arrangements which may, at a subsequent date, result in a change in control of the company.

B.	Related Party Transactions

None.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Financial Statements

See “Item 18. Financial Statements” and pages F-1 through F-88.

Legal Proceedings

Celltech is party to legal proceedings from time to time in the ordinary course of its business, but neither Celltech nor any of its subsidiaries is party to any legal proceedings the ultimate resolution of which is likely, individually or in the aggregate, to have a material adverse effect on our consolidated financial condition. Although adverse outcomes in the litigations described below could have such an adverse effect under certain circumstances, we do not believe that the outcome of the proceedings described below will have a material effect on our results or financial position.

Litigation Relating to Ionamin®

In July 1997, significant health concerns were raised over the use of the so-called “fen-phen diet” (co-prescription of fenfluramine and phentermine). These concerns resulted in the voluntary withdrawal from the market of fenfluramine and a related drug, dexfenfluramine (both manufactured by American Home Products), in September 1997, following a request to do so from the FDA. These withdrawals were followed by the commencement of a significant number of state and federal lawsuits in the United States against manufacturers and prescribers of fenfluramine, dexfenfluramine and phentermine. Subsidiaries of Celltech (collectively called Celltech Pharmaceuticals) have been named defendants in approximately 6,000 of these cases, approximately 900 of which were pending as of December 31, 2002. As of December 31, 2002, Celltech Pharmaceuticals had been dismissed from approximately 5,100 cases without payment to plaintiffs and approximately 730 of the 900 pending cases were subject to dismissals (also without payments to plaintiffs) either filed by plaintiffs but not yet approved by the Court or agreed to by plaintiffs but not yet filed with the Court.

Celltech Pharmaceuticals’ involvement derives from its sale, since July 1996, of Ionamin®, the phentermine prescription pharmaceutical acquired by Medeva from Fisons Corporation on that date. The FDA has not requested the withdrawal of any phentermine products, including Ionamin®, which remains available for prescription.

Lawsuits against various subsidiaries of Celltech Pharmaceuticals commenced between May 1, 1997 and December 31, 2002 were filed as individual plaintiff actions in various state courts, as individual plaintiff actions in various federal courts, as state class actions and as federal class actions. The cases seek damages in the hundreds of millions of dollars. Discovery is ongoing, with fewer than five cases scheduled for trial during the next six months. (Although a case may be scheduled for trial, experience has shown that few of the cases actually proceed on their scheduled dates, if at all.) Celltech Pharmaceuticals is defending all these cases vigorously and denies liability in all of them on a number of grounds including, fundamentally, that Ionamin® does not cause the health concerns complained of.

On December 10, 1997 certain federal cases were transferred to a single federal court, the US District Court for the Eastern District of Pennsylvania in Philadelphia, for the coordination of pretrial proceedings as a Multi-District Litigation. All other federal cases filed prior to December 10, 1997 which have been brought to the attention of the Joint Panel on Multi-District Litigation have either been transferred or are in the process of being transferred to the Eastern District of Pennsylvania.

It is anticipated that, absent extraordinary circumstances, all federal cases filed after December 10, 1997, will also be transferred to this court. The Multi-District Litigation court has indicated that it plans to remand cases to the transferor courts (the courts in which they were originally filed) as pretrial discovery is completed. Celltech Pharmaceuticals is not a party in any of the cases presently included in the earliest remand group.

By order dated June 28, 2000, the Multi-District Litigation court granted a motion by the manufacturers of phentermine products, including Celltech Pharmaceuticals, to exclude testimony by plaintiffs’ principal expert witnesses that phentermine contributed to the development of primary pulmonary hypertension and/or valvular heart disease in patients who took phentermine in combination with fenfluramine. The court found that the experts’ testimony was not scientifically reliable and, accordingly, would not be of assistance to the triers of fact in the cases brought against the phentermine manufacturers in the federal courts.

The primary alleged bases of the fen-phen cases are: (1) that the ingestion of fen/phen caused the plaintiffs to suffer Valvular Heart Disease, or VHD, neurological dysfunction or, much less frequently, Primary Pulmonary Hypertension, or PPH, a rare, usually fatal disease of the lungs; in many cases, emotional distress from the fear of developing these health conditions are alleged; (2) that Celltech Medeva and other manufacturers of phentermine, fenfluramine and dexfenfluramine are liable for allegedly co-promoting the combination use of fen-phen and placing these allegedly dangerous products into commerce; and/or (3) that the manufacturers allegedly did not adequately warn of the risks associated with the use of these products. The plaintiffs in the fen-phen actions seek recovery on a variety of legal theories, including among others, strict liability, negligence, breach of warranty, failure to warn, unfair trade practices, conspiracy, fraud and violations of state consumer protection statutes.

The primary relief sought in actions commenced by individual plaintiffs is for compensatory damages (typically unspecified in amount) for alleged physical injuries and emotional distress and/or related loss of earnings and earnings potential. In addition, certain individual plaintiffs seek monetary damages to defray the costs of monitoring their alleged medical conditions. A number of individual plaintiffs also seek punitive damages.

In addition to the actions commenced by individual plaintiffs, certain plaintiffs have commenced either statewide or federal putative class actions. These class plaintiffs generally purport to bring their cases on behalf of all individuals who ingested phentermine, fenfluramine and/or dexfenfluramine, whether or not they have developed VHD, neurological dysfunction or PPH. To date the plaintiffs have not actively prosecuted the class actions against the phentermine defendants including Celltech. All but two of the putative federal class actions claims against Celltech have been dismissed; the few putative state court class action claims which name Celltech are dormant and plaintiffs have given no indication that they intend to revive them.

Celltech intends to oppose class certification of all pending class actions on the grounds that certification is inappropriate under the circumstances. The relief sought in the various putative class actions most often includes: compensatory damages (typically unspecified in amount) for personal injuries or for refunds of sums paid for the product, punitive damages, and/or equitable relief including medical monitoring and, occasionally, revised product warnings. The medical monitoring claims seek to force defendants to establish a fund which would finance the cost of echocardiograms and other tests to be undergone by the putative class members over a period of years.

Plaintiffs in one case moved in the Multidistrict Litigation Court to certify a national class action against Medeva and Fisons; there are no other defendants in the case. The plaintiffs sought to represent a class consisting of “all persons who purchased Ionamin® during the period from June 1995 to April 1997 for the purpose of combined use with Pondimin (fenfluramine).” Plaintiffs sought a refund of the purchase price paid for Ionamin® by class members, and for treble damages and attorneys’ fees under the

New Jersey Consumer Fraud Act, among other relief. Celltech opposed plaintiffs’ motion on various substantive grounds. In 2003, plaintiffs advised the Court that they would dismiss the action against Medeva and Fisons. An application for dismissal of that matter has been submitted to the Court for approval. (A similar putative refund class action was commenced in 1997 in Texas State Court, and was subsequently removed to the federal Multidistrict Litigation Court. No motion for certification of that class had yet been made when, earlier this year, plaintiffs advised the Multidistrict Litigation Court that they wished to dismiss the case against all parties.)

In a number of cases where Celltech Pharmaceuticals has been sued, some or all of the Ionamin® in question was sold prior to July 2, 1996 when Medeva acquired Ionamin® from Fisons Corporation. In these cases, Fisons, as opposed to Celltech Pharmaceuticals, is ultimately responsible for any liability that may arise, and Fisons has agreed to honor its contractual covenant made in the sale of the product to defend and indemnify Celltech Pharmaceuticals for losses incurred to the extent such losses, if any, arise from Ionamin® sold before July 2, 1996. Fisons’ indemnity obligations are guaranteed by Rhone-Poulenc Rorer, Inc., now part of Aventis Pharmaceuticals.

We have also made claims for coverage under our product liability insurance policies for the cost of defense and liability in the fen-phen cases to the extent the Ionamin® in question was sold after July 2, 1996. Our insurance carriers have agreed to defend us and are paying the defense costs directly. The carriers have taken no position with regard to whether any ultimate liabilities to plaintiffs are covered by our insurance policies.

Based upon the merits of its defenses and based on the third party indemnities and insurance coverage benefiting us discussed above, we believe that the ultimate outcome of this litigation will not have a material adverse effect on our financial position or results of operations. However, if we were ultimately held liable in these lawsuits and the indemnities and insurance discussed above were not available or were inadequate, the ultimate liability could have a material adverse effect (a reasonable estimate of which cannot be made at this time) on our financial position and results of operations.

Litigation Relating to Methylphenidate

Three sets of claims have been brought against us as a result of our manufacture and distribution of generic methylphenidate. One set consists of two individual plaintiff actions brought in Alabama state court, each of which arises out of the same factual circumstances. A second set of two related actions were originally brought in Mississippi state court, but subsequently removed to a federal court located in Mississippi. This litigation was settled by us for a nominal sum of money and we have since been dismissed. The third set consisting of a single action was brought in Georgia state court. It too was settled by us for a modest sum whereupon we were dismissed from the case.

Each case was brought by or on behalf of someone harmed by a person who committed a crime or other violent act. In each case the plaintiff alleged that the violent acts were directly or indirectly caused or contributed to by the perpetrator’s use of methylphenidate, either alone or in combination with other drugs. Other drug manufacturers were also named in each of these cases.

We believe the allegations against us in the two related actions that remain pending in the Alabama State Court are without merit. We have tendered these two cases to our insurer, which has agreed to defend them on our behalf. The carriers have taken no position with regard to whether any ultimate liabilities to plaintiffs are covered by our insurance policies. We are defending all of these claims vigorously. The trial is scheduled to begin in the summer of 2003.

Litigation Relating to Thimerosal in Vaccines

As of January 2003 Celltech entities have been named in 31 actions arising out of alleged adverse reactions to the thimerosal preservative included in vaccine products distributed by us (a further seven cases having been dismissed against us after they were filed).

In 1995, Celltech acquired from Wyeth (formerly known as American Home Products Corporation) (AHP) the right to distribute AHP’s diphtheria and tetanus toxoid (DT) and tetanus and diphtheria toxoid (TD) products. Between 1995 and 2000, these vaccine products were manufactured by AHP and distributed by us.

The 31 pending cases are pending in Mississippi, California and Illinois. As of December 31, 2003, six of the 31 lawsuits pending in California were styled as putative class actions. (Subsequently, the courts in California consolidated the six into two class actions.) The remaining cases are brought as individual claims. Most of the actions are brought on behalf of children and/or parents of children who were vaccinated with tetanus and diphtheria toxoids, among other vaccines, during the first three-years of their lives. The plaintiffs claim to suffer from allegedly significant neurological defects, including autism, and allege that their injuries are associated with the ingestion of thimerosal, a mercury-based preservative used in the vaccines. Plaintiffs allege that the manufacturers knew or should have known about the dangers associated with introduction of mercury into the human system, and failed to warn about those dangers. In addition to an alleged failure to warn, the plaintiffs seek recovery on a number of legal theories including, strict liability, negligence, breach of warranty, unfair business practices, conspiracy and loss of consortium.

We believe that the allegations against us in the thimerosal cases are meritless on the basis that the thimerosal contained in the vaccines we sold did not cause the injuries alleged by the plaintiffs.

The cases have been tendered to Celltech’s insurer, which has agreed to defend us in all but one of them where coverage was denied because the complaint did not allege bodily injury. In respect of the cases where the carriers have agreed to defend us, the carriers have taken no position with regard to whether any ultimate liabilities to plaintiffs are covered by our insurance policies. Each of the cases in which we are a party is in the early pleading stage and we are defending each case vigorously.

Although we believe we are entitled to indemnification from AHP, the manufacturer of the vaccines, for any liability that may be found owing to the plaintiffs in these cases, we have agreed with AHP that any indemnification claims that we may have against AHP in respect of these litigations will be reserved and deferred until, if ever, any adverse outcomes result.

Based upon the merits of our defenses and our belief that we are entitled to indemnification from AHP and our insurance carriers as discussed above, we believe the ultimate outcome of these cases will not have a material adverse effect on our financial position or results of operations. However, if we were ultimately held liable in these lawsuits and the indemnities and insurance were not available or were insufficient, we believe that the ultimate liability could have a material adverse effect (a reasonable estimate of which cannot be made at this time) on our financial condition and results of operations.

Litigation Relating to 69kD

Celltech is the owner of patents for 69kD, the Bordetella pertussis protein also known as Pertactin. We have granted GlaxoSmithKline an exclusive worldwide license to use the patents. Under the terms of the license we have the first option to take proceedings to enforce the patents. Litigation has arisen in Europe involving Celltech’s patents and acellular pertussis vaccine by Chiron and its subsidiaries. On July 23, 1998, we issued infringement proceedings against Chiron SpA (and a local chemist shop) in Milan, Italy for infringement of one of our patents relating to the 69kD antigen and seeking an injunction to prevent Chiron from marketing its product. Chiron is defending that action, and has counterclaimed for a declaration of invalidity of the patent.

Court experts have been appointed, but the date when their report will be provided is not known. This patent is also subject to opposition proceedings in the European Patent Office brought by Aventis Pasteur on October 8, 1997 and Chiron on January 22, 1997. The European Patent Office determined in a decision issued in November 2000 that the patent should be revoked. This decision of the European Patent Office is the subject of an appeal by Celltech.

Litigation Relating to Synagis

Celltech is currently in litigation with the US biopharmaceutical company, MedImmune Inc. The litigation relates to MedImmune’s alleged failure to pay royalties on MedImmune’s Synagis product pursuant to a worldwide patent license agreement covering Celltech’s antibody engineering patent known as the “Adair” patent. We have commenced two legal actions, one in respect of the US (the major market for Synagis) and the other in respect of Germany (where Synagis is manufactured). Both actions are being heard in the UK Courts.

The US Claim. In October 2002, an application was made by MedImmune to have the action dismissed on a preliminary point of law. The application of US law in this case depended on two issues. Although the Court found in favor of Celltech on the major issue, it found in MedImmune’s favor on the subsidiary issue and consequently an Order was made on November 2002 dismissing this action.

We have lodged an appeal against the judgment of the Court, which was heard in early June 2003. If the appeal is successful, our claim against MedImmune will be reinstated and the litigation will continue on to trial.

The German Claim. This litigation was commenced in September 2002 and is still at the early stages. Statements of case have been exchanged and the parties are currently discussing the timetable for the rest of the proceedings.

Since Celltech is the claimant in both these actions, the only potential liability we have under this litigation is in respect of MedImmune’s legal costs should the claims fail. In dismissing the US action, the Court ordered that we pay MedImmune’s legal costs of the action so far, and full provision for these costs has been made in the December 31, 2002 financial year.

Settlement of Litigation Relating to Boss Technology and Subsequent Claim

A substantial portion of our royalty income stems from the sale by other companies of recombinant antibodies manufactured using antibody manufacturing technology, which is referred to as the Boss technology. The bulk of these sales are in the United States where, until December 2001, the Boss technology was protected by our US patent number 4,816,397, which had a scheduled expiration date in March 2006. The patent was the subject of interference proceedings with a then pending Genentech US patent application, known as the Cabilly application, which covers the production of a broad range of antibody or antibody fragment products. In December 2001, we announced the settlement of this patent dispute with Genentech. The settlement and findings of fact agreed to therein were entered by the court. Subsequently, our Boss US patent was revoked and the US Patent and Trademark Office completed its examination of the Cabilly application, following which the Cabilly patent was granted and issued. Our settlement with Genentech involves the payment to us of certain compensation, the amount of which was intended to compensate Celltech for the loss of income from sales of products which would otherwise have been covered under our Boss US patent until its original scheduled expiration in March 2006. We also secured licenses to the Cabilly patent over its 17 year life until 2018 for use in our development programs.

In April 2003 Celltech received a complaint filed by the US biopharmaceutical company MedImmune Inc. in the US District Court, Central District of California. MedImmune’s suit asserts claims under antitrust and unfair competition laws seeking to challenge the legality of Celltech’s settlement agreement with Genentech, and also challenges the validity and enforceability of Genentech’s Cabilly patent.

The complaint also names as defendants Genentech and City of Hope National Medical Centre (co-owner with Genentech of the Cabilly patent). Celltech is refuting any basis for such a complaint.

Dividends and Dividend Policy

See “Item 10—Additional Information—Memorandum and Articles of Association—Ordinary Shares—Dividends”.

Significant Changes

Except as disclosed in this annual report, no significant change has occurred since December 31, 2002, the date of Celltech’s consolidated financial statements included elsewhere in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Market Price Information

The tables below present, for the periods indicated, (a) the high and low closing mid-market prices as reported in the Daily Official List of the UK Financial Services Authority for Celltech ordinary shares, and (b) the reported high and low closing sales prices of Celltech American Depositary Shares, or ADSs, on the New York Stock Exchange. Celltech ADSs began trading on the New York Stock Exchange on January 26, 2000. On June 19, 2003, the last reported sale price of Celltech ordinary shares was 349pence per share, and the last reported sale price of Celltech ADSs on the New York Stock Exchange was $11.70.

1.	Annual High and Low Market Prices:

	LONDON STOCK EXCHANGE		NEW YORK STOCK EXCHANGE(1)
	Pence Per Celltech Ordinary Share		US Dollars Per Celltech ADS
Calendar Year Ended December 31	High	Low	High	Low
1998	463	193	—	—
1999	570	358	—	—
2000	1913	528	60.25	25.25
2001	1460	515	45.00	14.80
2002	934	275	26.50	9.15

2.	Quarterly High and Low Market Prices:

	LONDON STOCK EXCHANGE		NEW YORK STOCK EXCHANGE(1)
	Pence Per Celltech Ordinary Share		US Dollars Per Celltech ADS
Calendar Year Ended December 31	High	Low	High	Low
2001

First Quarter	1460	932	45.00	28.75
Second Quarter	1300	1080	36.50	30.50
Third Quarter	1205	515	33.75	14.80
Fourth Quarter	1040	651	30.10	19.99

2002

First Quarter	934	574	26.50	17.00
Second Quarter	707	495	20.23	14.51

	LONDON STOCK EXCHANGE		NEW YORK STOCK EXCHANGE(1)
	Pence Per Celltech Ordinary Share		US Dollars Per Celltech ADS
Calendar Year Ended December 31	High	Low	High	Low
Third Quarter	530	280	15.90	9.25
Fourth Quarter	399	290	12.30	9.00

2003

First Quarter	375	263	11.96	8.35
Second Quarter (through June 19)	365	249	12.25	8.00

3.	Monthly High and Low Market Prices:

	LONDON STOCK EXCHANGE		NEW YORK STOCK EXCHANGE
	Pence Per Celltech Ordinary Share		US Dollars Per Celltech ADS
	High	Low	High	Low
November, 2002	390	323	11.70	10.54
December, 2002	366	315	11.65	10.15
January, 2003	375	300	11.96	10.44
February, 2003	357	310	11.24	10.05
March, 2003	328	263	10.52	8.35
April, 2003	314	249	9.75	8.00
May, 2003	332	255	10.85	8.28
June, 2003 (through June 19)	369	355	12.25	11.07

(1)	From January 26, 2000, when Celltech ADSs began trading on the New York Stock Exchange.

B.	Plan of Distribution

Not applicable.

C.	Markets on Which Celltech’s Shares Trade

Celltech ordinary shares are traded on the London Stock Exchange under the symbol “CHH”. ADSs, each representing two ordinary shares, are traded on the New York Stock Exchange under the symbol “CLL”. The Bank of New York, acting as a depositary, holds Celltech ordinary shares represented by Celltech ADSs under the Second Amended and Restated Deposit Agreement, dated as of January 25, 2000, among Celltech, Medeva, the depositary and all holders of American Depositary Receipts, or ADRs, representing ADSs from time to time. Celltech ADSs began trading on the New York Stock Exchange on January 26, 2000.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The following summarizes certain provisions of our memorandum and articles of association and applicable English law. This summary is qualified in its entirety by reference to the Companies Act 1985 of Great Britain and our memorandum and articles of association. A copy of our articles of association in the form adopted on May 24, 2001 is filed as an exhibit to this annual report on Form 20-F. See “Item 10—Additional Information—Documents on Display”.

Objects and Purposes

We are a public limited company incorporated under the name “Celltech Group plc” in England and Wales with registered number 2159282. Clause 4 of our memorandum of association provides that our principal objects are to carry on the business of a holding company and to control and coordinate the administration and operation of any companies from time to time directly or indirectly controlled by us. Our memorandum grants us a range of corporate capabilities to effect these objects.

Directors

Interested Transactions. Subject to any restrictions under the Companies Act 1985 and every other statute, statutory instrument, regulation or order applicable to the company, and provided the director has disclosed the nature and extent of the interest to the board, the director may:

•	have any kind of interest in a contract with or involving the company or another company in which Celltech has an interest;

•	be a member or director, hold any other position or have any kind of interest in a company in which Celltech has an interest;

•	hold any other position, other than auditor, for the company on terms and conditions decided by the board; and

•	either alone, or through his firm, do paid professional work other than as an auditor for Celltech.

When a director knows that he or she is in any way interested in a contract with Celltech he or she must disclose the nature of that interest at a meeting of the directors. A general notice given to the board that a director is a member of a specified company or firm and is to be regarded as interested in any contract with such person or is to be regarded as interested in any contract with a person connected with him is treated as a standing disclosure that the director has that interest.

A director shall not vote or be counted in the quorum on a resolution relating to a contract arrangement, or other proposal in which the director, together with any person who is connected with the director, to his knowledge has a material interest. The director can vote, however, if the interest is only an interest in Celltech’s shares, debentures or other securities. In addition, a director can vote and be counted in the quorum on a resolution in which the director has a material interest, provided the material interest arises only because the resolution relates to:

•	the giving of a guarantee, security or indemnity in respect of obligations incurred by the director or that other person at the request of, or for the benefit of, the company or any of its subsidiary undertakings;

•	the giving of a guarantee, security or indemnity in respect of a debt or obligation of the company or any of its subsidiary undertakings, if the director has taken responsibility for all or any part of that debt or obligation by giving a guarantee, security or indemnity;

•	the issue or offer by the company or any of its subsidiary undertakings of any shares, debentures or other securities if the director takes part because the director is a holder of shares, debentures or other securities, or if the director takes part as an underwriter or sub-underwriter;

•	a contract involving any other company if the director, and any person connected with the director, do not to his knowledge own 1% or more of the equity share capital or voting rights in that company;

•	a contract regarding an arrangement for the benefit of employees of the company or any of its subsidiary undertakings which only give the director benefits which are also generally given to the employees to whom the arrangement relates; or

•	a contract relating to the purchase of any insurance for the benefit of persons including directors.

A director shall not vote or be counted in a quorum on a resolution relating to his own appointment (including fixing or varying its terms) or the termination of his own appointment, as the holder of any office or place of profit with Celltech or a company in which Celltech is interested.

Remuneration. The directors (other than any director who for the time being holds an executive office or employment with Celltech or a subsidiary of Celltech) shall be paid out of the funds of Celltech by way of remuneration for their services as directors, such fees not exceeding in the aggregate £600,000 per annum (or such larger sum as Celltech may, by ordinary resolution, determine) as the directors may decide to be divided among them in such proportion and manner as they may agree or, failing agreement, equally.

A director shall be paid out of the funds of Celltech all traveling, hotel and other expenses properly incurred in and about the discharge of his duties, including attending and returning from general meetings, board meetings or board committee meetings. A director may also be paid out of the funds of Celltech all expenses incurred by him in obtaining professional advice in connection with the affairs of the company or the discharge of his duties as a director.

The board may grant special remuneration to a director who performs any special or extra services to or at the request of Celltech. Such special remuneration may be paid by way of lump sum, salary, commission, profit sharing or otherwise as the board may decide in addition to any other remuneration payable.

The board may decide whether to provide or procure the grant of pensions or other retirement or superannuation benefits and death, disability or other benefits to any persons who are or who were directors (of Celltech, or a subsidiary of Celltech or an associated company of Celltech), their relatives or dependants. The board may also decide to contribute to a scheme, pension or fund or to pay premiums to a third party for these purposes.

Appointment. Directors may be appointed by the shareholders by ordinary resolution or by the board of directors. A director appointed by the board holds office only until the next annual general meeting but shall be eligible for reappointment. Unless otherwise determined by ordinary resolution, the number of directors shall not be less than 2 nor more than 18 in number. There is no requirement of share ownership for a director’s qualification.

Retirement and Age Limit. At each annual general meeting, any director then in office who has been appointed by the board since the previous annual general meeting, or any director who at the date of the notice convening the annual general meeting has held office for more than 30 months since he was appointed or last reappointed by the company in general meeting, shall retire from office but shall be eligible for reappointment. There is no age limit for directors.

Borrowing Powers. The board may exercise all the powers of the company to borrow money, mortgage or charge all or any part of its undertaking, property and assets, present and future and uncalled capital and to issue debentures and other securities and give security either outright or as collateral security for any debt, liability or obligation of the company or of any third party.

The board shall restrict the borrowings of the company and exercise all voting and other rights or powers of control exercisable by the company in relation to its subsidiary undertakings so as to ensure that the aggregate principal amount of all borrowings at any time after deducting the amount of cash deposited is not more than one and a half times adjusted capital and reserves. This affects subsidiary undertakings only to the extent the board can do this by exercising these rights. The limit does not include the borrowings owing by one group company to another group company.

Indemnity of Directors. Subject to any restrictions under the Companies Act 1985 and every other statute, statutory instrument, regulation or order applicable to the company, every director or other officer (excluding an auditor) of the company shall be indemnified out of the assets of the company against all liabilities incurred by him in the actual or purported execution or discharge of his duties, or the exercise or purported exercise of his powers or otherwise in relation to or in connection with his duties, powers or office. This indemnity shall not apply to any liability to the extent that it is recovered from any other person.

Ordinary Shares

Each of the issued Celltech ordinary shares is fully paid and not subject to any further calls or assessments by Celltech. There are no conversion rights, redemption provisions or sinking fund provisions relating to any Celltech ordinary shares. The Celltech ordinary shares are issued in registered form.

Voting Rights and General Meetings. Voting at any general meeting of the Celltech shareholders is by a show of hands unless a poll is duly demanded. A poll may be demanded by:

•	the chairman of the meeting;

•	at least five shareholders present in person or by proxy, and who are entitled to vote on the resolution;

•	any shareholder(s) present in person or by proxy, who represent in the aggregate at least 10% of the voting rights of all shareholders entitled to vote on the resolution; or

•	any shareholder(s) present in person or by proxy, who hold shares providing a right to vote on the resolution on which the aggregate sum paid up on such shares is equal to not less than 10% of the total sum paid up on all the shares providing that right.

Subject to disenfranchisement in the event of (i) non-payment of any call or other sum due and payable in respect of any shares or (ii) any non-compliance with any statutory notice requiring disclosure of the beneficial ownership of any shares, and subject to any special rights or restrictions as to voting for the time being attached to any shares on a show of hands, every holder of Celltech ordinary shares who (being an individual) is present in person or (being a corporation) is present by a duly authorized representative at a general meeting of Celltech will have one vote and, on a poll, every holder of Celltech ordinary shares who is present in person or by proxy will have one vote per share.

In the case of joint holders, the vote of the person whose name stands first in the register of members and who tenders a vote is accepted to the exclusion of any votes tendered by any other joint holders.

Holders of Celltech ADSs have the right to vote. Each ADS represents two Celltech ordinary shares. After receiving voting materials from Celltech, the depositary will notify all holders of Celltech ADSs of any shareholder meeting or solicitation of consents or proxies. This notice will describe how a holder of an ADS may instruct the depositary to exercise voting rights for the Celltech ordinary shares which underline such holder’s ADSs. For voting instructions to be valid, the depositary must receive them on or before the date specified. If the depositary does not receive instructions by the date specified, a holder of an ADS will be deemed to have instructed the depositary to give a discretionary proxy to a person designated by Celltech to vote the underlying Celltech ordinary shares, unless Celltech informs the depositary not to do so with respect to a particular matter.

The necessary quorum for a general shareholder meeting is a minimum of two persons entitled to vote on the business to be transacted, each being a shareholder or a proxy for a shareholder or a duly authorized representative of a corporate shareholder.

An annual general meeting and an extraordinary general meeting called for the passing of a special resolution or a resolution of which special notice is required by the Companies Act 1985 or any other applicable statute or a resolution appointing any person (other than a retiring director) as a director shall be called by not less than twenty one clear days’ notice. All other extraordinary general meetings shall be called by not less than 14 clear days’ notice. Only those shareholders entered in the register of members not more than 48 hours prior to the date of the meeting are entitled to vote at that meeting and the number of shares then registered in their respective names shall determine the number of votes such shareholder is entitled to cast at that meeting.

Dividends. Celltech has never paid cash dividends on its ordinary shares. Except insofar as the rights attached to the Celltech preference shares and, if issued in the future by Celltech, any other shares issued on any special terms and conditions otherwise provide, any dividends on the Celltech ordinary shares must be declared and paid according to the amount paid up on the Celltech ordinary shares (otherwise than in advance of calls). No dividend may be declared in excess of the amount recommended by the directors. The directors may from time to time declare and pay to the shareholders of Celltech such interim dividends as appear to the directors to be justified by the profits of Celltech available for distribution. There are no fixed dates on which entitlement to dividends arises on Celltech ordinary shares.

The shareholders may pass, on the recommendation of the directors, an ordinary resolution to direct all or any part of a dividend to be paid by distributing specific assets, in particular paid up shares or debentures of any other company.

The articles also permit a scrip dividend scheme under which shareholders may be given the opportunity to elect to receive fully paid shares instead of cash, or a combination of shares and cash, with respect to specified dividends.

If a shareholder owes any money to the company relating in any way to shares, the board may deduct any of this money from any dividend on any shares held by the shareholder, or from other money payable by the company in respect of the shares. Money deducted in this way may be used to pay the amount owed to the company.

Unclaimed dividends and other money payable in respect of a share can be invested or otherwise used by directors for the benefit of the company until they are claimed. A dividend or other money remaining unclaimed twelve years after it was declared or first became due for payment will be forfeited and cease to remain owing by the company.

Return of capital. In the event of a winding-up or other return of capital (but not on any redemption or purchase of shares), the assets of Celltech available for distribution among the shareholders will be divided, subject to the rights attached to the Celltech preference shares and, if issued in the future by Celltech, any other shares issued on any special terms and conditions, between the holders of the Celltech ordinary shares according to the respective amounts of nominal (par) value paid up on those shares and in accordance with the provisions of the Companies Act 1985.

A liquidator may, if authorized by an extraordinary resolution of shareholders and subject to the Companies Act 1985 and every other statute, statutory instrument, regulation or order applicable to the company, divide and distribute among the shareholders, the whole or any part of the non-cash assets of Celltech in such manner as he may determine. A liquidator may also, with the same authority, transfer any assets to trustees upon any trusts for the benefit of shareholders as the liquidator decides. No past or present shareholder can be compelled to accept any shares or other property which could subject him or her to a liability.

Convertible Preference Shares

All the outstanding preference shares were converted to Ordinary Shares on March 31, 2003 in accordance with Celltech’s Articles of Association. Once converted, the fixed preferential dividend ceased to accrue on the Celltech preference shares. Any accumulated but unpaid dividends were satisfied on conversion by the allotment of ordinary shares.

The Celltech ordinary shares resulting from the conversion carry the right to receive all dividends and other distributions declared, made or paid on the Celltech ordinary shares on or after March 31, 2003, the applicable conversion date, and otherwise rank pari passu in all respects with the fully paid Celltech ordinary shares then issued.

Purchase of own Shares

Authority was given at the annual general meeting for the Company to purchase its own shares as the directors believe that there may be occasions when it will be desirable to reduce the issued ordinary share capital of the Company by purchases in the market. The authority given by this resolution will be exercised only if the directors are satisfied that any purchase will increase the earnings per share of the ordinary share capital in issue after the purchase and, accordingly, that the purchase is in the interests of shareholders. The directors will also give due consideration to the Group’s interest coverage, earnings and its general financial position. The cost of such purchases will be deducted from distributable profits.

The maximum number of ordinary shares which may be purchased under the proposed authority will be 27,552,730 ordinary shares representing approximately 10% of the issued ordinary share capital of the Company as at December 31, 2002. The price paid for ordinary shares will not be less than the nominal value of 50 pence per share nor more than 5% above the average of the middle market quotations of the Company’s ordinary shares as derived from the London Stock Exchange Daily Official List for the five business days preceding the day on which the ordinary shares are purchased.

In February 2003, the Department of Trade and Industry published its final draft of the Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 (the “draft Regulations”). The draft Regulations enable certain listed companies to hold shares in treasury as an alternative to canceling them following a purchase of its own shares by the Company in accordance with Chapter VII of the Companies Act 1985. It is intended that the power given by this resolution will also enable the Company to purchase shares and hold them in treasury in accordance with the draft Regulations, when they come into force, which is anticipated to be later this year. The UK Listing Authority will shortly be consulting on the changes required to the Listing Rules to reflect the amendments to the Companies Act 1985 to be effected by the draft Regulations, which will apply to the Company.

The authority will expire on November 22, 2004 or, if earlier, at the conclusion of the AGM of the Company to be held in 2004, but it is the current intention of the directors to renew this authority annually.

Transfer of Shares

Unless the articles of association specify otherwise, a shareholder may transfer some or all of his or her shares to another person in any manner which is permitted by the Companies Act 1985 and every other statute, statutory instrument, regulation or order applicable to the company and is approved by the board. Transfers of uncertificated shares must be carried out in accordance with such statutes.

The instrument of transfer for certificated shares must be signed by or on behalf of the transferor and, except in the case of a fully paid share, by or on behalf of the transferee and must be delivered to the registered office or any other place the directors may decide.

The directors may refuse to register a transfer of certificated shares:

•	if it is of shares which are not fully paid;

•	if it is of shares on which Celltech has a lien; or

•	if it is not stamped and duly presented for registration, together with the share certificate and such other evidence of title as the board reasonably requires.

The directors may refuse to register a transfer of uncertificated or certificated shares:

•	if it is with respect to more than one class of shares; or

•	in certain circumstances, if the holder has failed to provide the required particulars to Celltech referred to under “Disclosure of interests in shares” below.

Celltech may not refuse to register transfers of certificated shares which are not fully paid up if this refusal would prevent dealings in the shares which have been admitted to official listing by the UK Listing Authority from taking place on an open and proper basis.

If the board refuses to register a transfer of a share, it shall, within two months after the date on which the transfer was lodged or the Operator—instruction was received, send to the transferee notice of the refusal. The registration of transfers may be suspended at such time and for such periods (not exceeding 30 days in any year) as the directors may determine except that in the case of participating securities such suspension must also be permitted by the Companies Act 1985 and every other statute, statutory instrument, regulation or order applicable to the company.

Variation of Rights

Subject to the provisions of the Companies Act 1985 and unless otherwise provided by the terms of issue of that class, the rights attached to any class of shares may be varied with the written consent of the holders of three-fourths in nominal (par) value of the issued shares of that class, or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of the shares of that class. At any separate general meeting, the necessary quorum is a person or persons holding or representing by proxy not less than one-third in nominal (par) value of the issued shares of the class in question (but at any adjourned meeting, any person holding shares of the class or his proxy is a quorum).

Preemption Rights

Under the Companies Act 1985, the issuance of equity securities that are, or are to be, paid for wholly in cash, except shares to be held under an employees’ share scheme, must be offered in the first instance to the existing equity shareholders in proportion to the respective nominal (par) values of their holdings on the same or more favorable terms, unless a special resolution to the contrary has been passed in a general meeting of shareholders. In this context, equity securities generally means, in relation to Celltech, Celltech ordinary shares, or shares with no restrictions on the amounts receivable in a distribution of dividends or capital, and all rights to subscribe for or convert into such shares.

Shareholder Notices

Record date for service. Celltech may serve or deliver any notice, document or other communication by reference to the register of members at any time not more than 15 days before the date of service or delivery. No change in the register after that time shall invalidate that service or delivery.

Untraced shareholders. Celltech may sell, in such manner as the board may determine and at the best price it considers to be reasonably obtainable, any shares (including any share issued in right of a share) if:

•	during the previous twelve years the shares have been in issue, at least three dividends have become payable and no dividend has been cashed or claimed;

•	after this twelve-year period, notice is given of the company’s intention to sell the shares by advertisement in a UK national newspaper and a newspaper appearing in the area which includes the address held by the company for the delivery of notices; and

•	during this twelve-year period, and for three months after the last advertisement appears in the newspapers, the company has not heard from the shareholder or a person who is automatically entitled to the shares by law.

Notices to Shareholders with Foreign Addresses

A shareholder whose registered address is outside the UK and who gives to the company an address in the UK, where notices, may be given shall be entitled to have notices, given to him at that address. Otherwise, the shareholder is not entitled to receive any notices from the company.

Limitations on Voting and Shareholding

There are no limitations imposed by English law or our memorandum or articles of association on the right of non-residents or foreign persons to hold or vote Celltech’s ordinary shares or ADSs, other than limitations that would apply generally to all of the shareholders or holders of ADSs.

Disclosure of interests in shares

The Companies Act 1985 gives Celltech power to require persons who it knows, or has reasonable cause to believe are, or have been within the previous three-years, interested in its relevant share capital to disclose prescribed particulars of those interests. For this purpose “relevant share capital” means issued share capital of Celltech carrying the right to vote in all circumstances at a general meeting of Celltech. Failure to provide the information requested within a prescribed period after the date of sending of the notice may result in sanctions being imposed against the holder of the relevant shares as provided in the Companies Act 1985. Under our articles of association, Celltech may also apply the following restrictions: the withdrawal of voting and certain other rights of such shares and, if such person appears to hold shares representing at least 0.25% of the issued shares of the class, restrictions on the rights to receive dividends and to transfer such shares (other than by way of an approved transfer). In this context, the term “interest” is broadly defined and will generally include an interest of any kind in shares, including the interest of a holder of a Celltech ordinary share.

A transfer of shares is considered an approved transfer if it is a transfer of shares to an offer or under an acceptance of a takeover offer or if the board is satisfied that the transfer is a genuine sale of the whole of the beneficial ownership of the shares to a person who is not connected with the shareholder or with a person appearing to be interested in the shares. This includes a sale made on the London Stock Exchange or any other stock exchange on which the shares are normally traded.

In addition, under the Companies Act 1985, any person who acquires either alone or, in certain circumstances, with others a direct or indirect interest in the relevant share capital of Celltech in excess of the “notifiable percentage”, currently 3% (or 10% for certain types of interest), is obligated to disclose prescribed information to Celltech with respect to those shares within two days. An obligation of disclosure also arises where such person’s notifiable interest subsequently falls below the notifiable percentage or where, above that level, the percentage, expressed in whole numbers, of Celltech’s relevant capital in which such person is interested increases or decreases.

C.	Material Contracts

The following is a description of contracts to which we (or one of our subsidiaries) is a party and which are or may be material to our business:

1. Celltech Group plc 2001 Discretionary Share Option Scheme, adopted by Celltech in a General Meeting on May 24, 2001. Under this scheme, the Remuneration Committee of Celltech’s board of directors may grant options on unissued ordinary shares of Celltech to selected employees of the Celltech group and full-time directors. Options granted under this scheme are subject to a performance requirement determined by the Remuneration Committee. Upon grant, such options will only become exercisable if Celltech’s share price has exceeded the median growth in share price of a comparable group over a period of three to five years from the date of grant of the options. The comparable group selected is a total of approximately 70 to 80 companies, comprising larger members of the FT-SE Mid 250 index and small members of the FT-SE 100 index.

2. Revolving credit facility dated December 18, 2002 between Celltech Group plc, various other subsidiaries of Celltech, The Royal Bank of Scotland plc as Arranger, and the Banks and Agent defined therein. This Agreement provides a three year unsecured £65 million syndicated multi-currency medium term facility, due to expire in December 2005.

3. Collaboration and License Agreement dated February 28, 2001 by and between Pharmacia and UpJohn Company and Celltech Chiroscience Limited. Under the terms of this agreement:

a) Pfizer receives exclusive, worldwide rights to develop and market Celltech’s anti-TNF-a4 antibody, CDP 870 as well as other Celltech proprietary, antibody-based, anti-TNF-a4 products. Pfizer will book sales for CDP 870 in all markets and for all indications.

b) In the United States, Japan and all major European Union markets, Celltech will have limited rights to co-promote CDP 870 with Pfizer in RA. Profits from RA sales in these territories will be shared according to an agreed formula. In other countries, Celltech will receive royalties on sales.

c) Pfizer will manage future development and fund the majority of development costs for RA and other indications, excluding Crohn’s disease.

d) Celltech will lead the development and fund the majority of development costs for Crohn’s disease and will be primarily responsible for promotion of CDP 870 in this indication. Profits from sales in the United States, Japan and major European Union markets will be shared according to an agreed formula.

e) Pfizer will provide upfront payments totaling $50 million and will make additional payments to Celltech of up to $230 million based on the achievement of certain development and sales milestones. The significant majority of these milestone payments will be based on the achievement of certain sales levels.

4. Agreement dated as of July 23, 2002 between Pharmacia AB and Celltech Pharmaceuticals Ltd re Dipentum®. This Agreement gives Celltech exclusive sales, marketing and distribution rights to Dipentum®, which is marketed as a treatment for ulcerative colitis, an inflammatory bowel disorder, in the US until January 2005. In January 2005, Celltech has the option to purchase Dipentum® outright at a purchase price of $5 million.

5. Option Agreement dated as of July 23, 2002, between Pharmacia AB and Celltech Pharmaceuticals Ltd. This Agreement was executed in connection with the agreement by which Pharmacia granted Celltech the exclusive sales, marketing and distribution rights to Dipentum® in the US, and gives Celltech the option to purchase the US rights to Dipentum® outright in January 2005, for an exercise price of $5 million.

6. Europe Asset Purchase Agreement dated as of September 2, 2002, between Pharmacia AB and Celltech Pharmaceuticals Ltd re Dipentum®. Pursuant to this Agreement Celltech purchased the rights to Dipentum® from Pharmacia in European markets for $20 million.

7. Antibody Fragments Contract Manufacturing Agreement between Celltech R&D Limited and Biochemie GmbH, dated August 12, 2002. This agreement provides for the manufacture of Celltech’s microbially produced antibody products, including CDP 870.

8. Multi-currency overdraft facility dated January 29, 2003 of £20 million gross and £10 million net with Royal Bank of Scotland plc. This Agreement provides a facility whereby the Bank agrees to net the balances on the Accounts of the Group to the extent that the cleared debit balances on the Group Accounts less the cleared credit balances on the Group Accounts do not exceed £10 million and provided that the aggregate of the cleared debit balances on the Group Accounts does not exceed £20 million.

D.	Exchange Controls

There are currently no United Kingdom foreign exchange controls that restrict the import or export of capital or the remittance of dividends, interest or other payments to non-resident holders of Celltech securities.

E.	Taxation

The following summary of certain United States federal income tax and United Kingdom tax consequences is applicable to the ownership and disposition of Celltech Ordinary Shares or ADSs by a beneficial owner resident in the United States and not resident in the United Kingdom for purposes of the current double taxation convention between the United States and the United Kingdom, which came into force in March 2003 (the “New Income Tax Convention”), relating to, among other things, taxes on income and capital gains (such beneficial owner of a Celltech Ordinary Share or ADS hereinafter referred to as a “US Holder”). This summary has no binding effect or official status; a court might reach a contrary conclusion with respect to the issues discussed below if the conclusions were contested. The discussion set forth below does not address the tax consequences to a United States corporation which controls, alone or with one or more associated corporations, at least 10% of our Ordinary Shares. Any such holder should consult its own tax advisor as to the tax consequences of owning ADSs. Furthermore, this discussion does not address any special US tax considerations that may be applicable to US Holders that are exempt from United States federal income tax or that are regulated investment companies as defined in Section 851 of the United States Internal Revenue Code (the “Code”). This summary does not purport to be a complete technical description of all possible tax considerations and US Holders are advised to satisfy themselves as to the overall tax consequences, including specifically the consequences under United States state and local laws, of the ownership and disposition of Celltech ADSs by consulting their own tax advisors.

For purposes of the New Income Tax Convention, the current United States-United Kingdom convention for the avoidance of double taxation under estate and gift taxes (the “Estate Taxes Convention”) and the Code, US Holders of ADSs will be treated as the beneficial owners of the underlying Ordinary Shares that are represented by such ADSs.

This summary does not address the United Kingdom tax consequences to a US Holder that is resident (or, in the case of an individual, resident or ordinarily resident) for United Kingdom tax purposes in the United Kingdom or that carries on business in the United Kingdom through a branch or agency. Such a US Holder may be subject to United Kingdom tax if, among other things, such holder receives a dividend in respect of Ordinary Shares or when such holder disposes of ADSs.

Taxation of Dividends

Dividends paid to a US Holder with respect to Celltech Ordinary Shares or ADSs will be taxable as ordinary income to the US Holder for United States federal income tax purposes to the extent paid out of our current or accumulated earnings and profits, as determined for United States federal income tax purposes, based on the US dollar value of the dividend on the date the dividend is actually or constructively received, calculated by reference to the exchange rate on the relevant date. The dividend included in a non-corporate US Holder’s income in taxable years beginning after December 31, 2002 and before January 1, 2009, may be eligible for United States federal income taxation at a maximum rate of 15%.

The New Income Tax Convention will apply to dividends we make on or after May 1, 2003. However, notwithstanding the entry into force of the New Income Tax Convention, the tax treatment of a U.S. Holder may continue to be governed by the previous double taxation convention between the United States and the United Kingdom, in effect prior to the New Income Tax Convention (the “Old Income Tax Convention”), for a period of 12 months from the date on which the relevant provisions of the New Income Tax Convention came into effect, at the election on the U.S. Holder. For example, a U.S. Holder may elect that the Old Income Tax Convention should apply to any dividends we make to such U.S. Holder on or before April 30, 2004.

Under the Old Income Tax Convention, a US Holder who is eligible for benefits under the Old Income Tax Convention with respect to income derived in connection with Ordinary Shares or ADSs and who receives a dividend from Celltech may be entitled to a foreign tax credit for any United Kingdom tax deemed withheld under the Old Income Tax Convention. If a US Holder is so entitled, the foreign tax credit would be equal to one-ninth of any dividend received and would give rise to additional dividend income in the same amount. Under the New Income Tax Convention, there will be no hypothetical United Kingdom tax withheld. Thus, a US Holder will no longer be entitled to claim a foreign tax credit in respect of any dividends that we pay on or after May 1, 2003 (or May 1, 2004 in the case of a US Holder who effectively elects to extend the applicability of the Old Income Tax Convention). Each US Holder is urged to consult his or her tax advisor concerning whether the US Holder is eligible for benefits under the Old Income Tax Convention and the New Income Tax Convention and whether, and to what extent, a foreign tax credit will be available with respect to dividends received from us.

Each US Holder that relies on the Old Income Tax Convention should consider disclosing this reliance on the US Holder’s United States federal income tax return. A US Holder that fails to disclose reliance on a treaty where disclosure is required would be subject to penalties under United States federal income tax law.

Distributions by Celltech in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a return of capital to the extent of the US Holder’s basis in our Ordinary Shares or ADSs and thereafter as capital gain.

Dividends paid by Celltech will not be eligible for the dividends-received deduction allowed to US corporations in respect of dividends received from other United States corporations.

US Holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss on any pounds sterling received on Celltech Ordinary Shares or ADSs which are not converted into United States dollars on the date the pounds sterling are actually or constructively received.

A US Holder who receives a dividend from Celltech will not have any further United Kingdom tax to pay in respect of the dividend.

Taxation of Capital Gains

Upon a sale or other disposition of Celltech Ordinary Shares or ADSs, a US Holder will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference between the United States dollar value of the amount realized and the US Holder’s tax basis, determined in United States dollars, in the Ordinary Shares or ADSs. Gain or loss recognized will be long-term capital gain or loss with respect to the Ordinary Shares or ADSs held for more than 12 months at the time of the sale or other disposition and any gain recognized generally will be income from sources within the United States for foreign tax credit limitation purposes. The maximum non-corporate United States federal income tax rate on net capital gains for capital assets held for more than one year is generally 15% for capital assets sold on or after May 6, 2003 and 20% for capital assets sold on or after January 1, 2009. For a corporate US Holder, all capital gains are currently taxed at the same rate as ordinary income.

A US Holder who is neither resident nor ordinarily resident for tax purposes in the United Kingdom will not normally be liable for United Kingdom tax on capital gains realized on the disposal of Celltech Ordinary Shares or ADSs. However, this will not apply if at the time of the disposal, the US Holder carries on a trade, which for this purpose includes a profession or vocation, in the United Kingdom through a branch or agency and the disposed Ordinary Shares or ADSs are or have been used in or for the purposes of that trade or are or have been used or held by or for the purposes of the branch or agency. An individual US Holder who is only temporarily not resident in the United Kingdom may, under anti-avoidance legislation, still be liable for United Kingdom tax on capital gains realized, subject to any available exemption or relief.

A US Holder that is liable for both United States federal income tax and United Kingdom tax on a sale or other disposition of Celltech Ordinary Shares or ADSs should consult with his or her tax advisor to determine the US Holder’s entitlement to credit the United Kingdom tax against the US Holder’s United States federal income tax liability.

Backup Withholding and Information Reporting

The relevant paying agents for Celltech Ordinary Shares or ADSs must comply with information reporting requirements in connection with dividend payments or other taxable distributions made with respect to Ordinary Shares or ADSs within the United States to a non-corporate United States person. In addition, “backup withholding” at the current rate of 28% will apply to these payments unless the holder or beneficial owner provides an accurate taxpayer identification number in the manner required by United States law and applicable regulations, certifies that the holder or beneficial owner is not subject to backup withholding, and the holder or beneficial owner otherwise complies with applicable requirements of the backup withholding rules.

Payment of the proceeds from the sale of Celltech Ordinary Shares or ADSs to or through a United States office of a broker is subject to both United States backup withholding and information reporting requirements, unless the holder or beneficial owner certifies its non-United States status under penalties of perjury or otherwise establishes an exemption as described in the preceding paragraph. In general, neither United States backup withholding nor information reporting will apply to a payment made outside the United States of the proceeds of a sale of Ordinary Shares or ADSs through an office outside the United States of a non-United States broker. Special rules may require information reporting in the case of payments made outside the United States of the proceeds of the sale of Ordinary Shares or ADSs through a United States broker. Amounts withheld under the backup withholding rules may be credited against a holder’s United States federal income tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

United Kingdom Inheritance Tax

A Celltech ADS held by an individual whose domicile is determined to be the United States for purposes of the Estate Tax Convention will not be subject to United Kingdom inheritance tax on the individual’s death or on a lifetime transfer of the ADS except, if the individual is a national of the United Kingdom , in certain cases where the ADS is placed in trust by a settler that is not domiciled in the United States or is a national of the United Kingdom and in the exceptional case where the ADS is part of the business property of a United Kingdom permanent establishment of an enterprise or pertains to a United Kingdom fixed base of an individual used for the performance of independent personal services. The Estate Tax Convention generally provides a credit for the amount of any tax paid in the United Kingdom against the United States federal tax liability in a case where the ADS is subject both to United Kingdom inheritance tax and to United States federal estate or gift tax.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

It is possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the Securities and Exchange Commission, or SEC, at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public either on the SEC’s Internet website at www.sec.gov or from commercial document retrieval services.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Celltech’s primary market risk exposures are interest rate risk and foreign currency risk.

Interest Rate Sensitivity

The Group’s exposure to market risk for changes in interest rates relates primarily to its debt obligations and cash investments. Celltech centrally manages its debt and investment portfolios balancing investment opportunities, risks, tax consequences and overall financing strategies.

Celltech’s debt facilities at December 31, 2002 consisted of four unsecured items:

(a) $50 million Senior Loan Notes which carry a fixed coupon of 6.51%. These Senior Loan Notes were issued on December 17, 1998 by means of a private placement with US qualified institutional investors. The Notes are unsecured and are repayable in full in December 2003.

(b) A three-year unsecured £65 million syndicated multi-currency medium-term facility, due to expire in December 2005. The interest rate on drawings is 0.75% above LIBOR where the outstanding amount is less than 25% of the total commitment; 0.80% above LIBOR where the outstanding amount exceeds 25% of the total commitment but is less than 50% of the total commitment; 0.85% above LIBOR where the outstanding amount exceeds 50% of the total commitment but is less than 75% of the total commitment; and 0.90% above LIBOR where the outstanding amount exceeds 75% of the total commitment. As at December 31, 2002, there were no outstanding drawings on the facility. On June 19, 2003 the outstanding borrowing on this facility was £43.5 million.

(c) An unsecured overdraft facility of £20 million gross, and £10 million net, with RBS.

(d) An unsecured overdraft facility of £1 million with HSBC.

Celltech’s investment portfolio consists of cash, short-term bank deposits and fully negotiable, highly liquid investments. Some of these investments are subject to interest rate risk and their fair value will decrease in value if market interest rates increase. However, as Celltech expects to hold most of these investments until maturity, the realized value should not be affected to any significant degree by changes in market interest rates.

In addition to the above, Celltech received loan notes from PowderJect on the disposal of the vaccines business. The notes bear interest at 4% per annum (payable to Celltech semi-annually). If the notes are not converted to PowderJect ordinary shares within five-years they will be redeemed at 117.6% of par value, resulting in a yield to maturity of 7% per annum. The loan notes are convertible into PowderJect ordinary shares at a fixed price of 719 pence, subject to the adjustment in the event of certain changes in the share capital of PowderJect, at any time after the first anniversary of their issue. The loan notes can be redeemed by PowderJect, at any time after the first anniversary of their issue, subject to the payment of a redemption premium of 13% per annum thereon, taking account of the interest already paid on the notes. PowderJect also has certain rights to redeem after the third anniversary of the date of issue conditional upon the then market price of PowderJect’s shares. At all times, Celltech retains the right to convert the loan notes into PowderJect ordinary shares at the fixed price, irrespective of the notice of early redemption. These are subject to interest rate risk and the value of PowderJect shares.

Assuming variable rate debt and cash levels as at December 31, 2002, a one point change in interest rates would impact annual net interest income by £1.1 million.

Foreign Exchange Rate Sensitivity

Celltech operates in international markets. A significant proportion of the Group’s profits arise in the US. Consequently, the results of the Group as reported in pounds sterling will be affected by the rate at which the US dollar results are translated into pounds sterling. Celltech does not currently hedge against the effect of exchange rate differences resulting from the translation of foreign currency earnings but does, where appropriate, seek to hedge, through foreign exchange forward instruments, any significant transactional exposures during the year.

The effect on the fair value of Celltech’s long term US dollar borrowings of a 10% strengthening of sterling against the US dollar or a 10% weakening is shown in the following table:

	Exchange rate movement
		+10%	- 10%
	(£ million)
December 31, 2002,

Revolving credit facility
Variable rate	—	—	—
Senior Loan Notes
Fixed Rate	(31.2)	(28.3)	(34.6)

Total debt	(31.2)	(28.3)	(34.6)

Market and Credit Risk

A large number of major international financial institutions are counterparties to the foreign exchange contracts and deposits transacted by the Group. Counterparties for such transactions entered into during 2002 have a long term credit rating of A or better. The Group monitors its credit exposure to its counterparties, together with their credit ratings, and, by policy, limits the amount of agreements or contracts it enters into with any one party. The notional amounts of financial instruments used in interest rate and foreign exchange management do not represent the credit risk arising through the use of these instruments. The immediate credit risk of these instruments is represented by the fair value of contracts with a positive value.

Cash at bank and liquid resources principally comprise money market deposits, commercial paper and investments. The investments are with counterparties having strong credit ratings.

The Group considers the possibility of material loss in the event of non performance by a financial counterparty or the non payment of an account receivable to be unlikely, other than as already provided for in the accounts. However, the position is kept under review particularly having regard to the Group’s loan notes and long term debtor balances.

Equity Price Risk

The Group holds a long-term investment in Neogenesis. As the investment is of a long-term strategic nature, no hedge against equity price changes has been entered into. Equity investments classified as current assets are available for sale and the Group manages disposals to meet overall business requirements as they arise.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

GLOSSARY

Acute Myeloid Leukemia—An aggressive cancer of the white blood cells.

Affinity—A measure of binding strength and stability of a complex of two molecules which interact, particularly antibodies and antigens.

Affinity Purification Step—A means of separating a substance out from other substances using a molecule which specifically interacts with the target substance.

Antagonist—An agent that blocks the functioning of a receptor.

Antibody—A protein that binds to specific molecules known as antigens. The binding of an antibody to its antigen may block the activity of the antigen.

Antibody Conjugation—The process whereby drugs are attached to antibodies.

Antibody Humanization—A process whereby monoclonal antibodies are modified to prevent an immune response in human patients.

Antigen—A substance that causes the formation of an antibody or elicits a cellular response.

Assay—A quantitative or qualitative analysis of the composition of a material, and in the case of immunoassays, could utilize a monoclonal antibody, a polyclonal antibody or both.

Attention Deficit Hyperactivity Disorder (ADHD)—Most commonly, a childhood behavioral disorder characterized by developmentally inappropriate levels of attention, concentration, activity, distractibility and impulsivity.

Autoimmune Disease—A disease that is caused when an individual produces an immune reaction against its own tissues.

Bioinformatics—The use of computer software to search protein and DNA sequence databases for biological discovery.

Biopharmaceutical—A biological molecule such as a protein or potentially, a nucleic acid, which is used as a therapeutic agent.

Boss Patent—The patent relating to the expression of multichain proteins, such as antibodies in single host cells. Celltech R&D’s Boss US patent was revoked and terminated in December 2001 as part of our settlement with Genentech of a long-running patent dispute. See “Item 8—Financial Information—Litigation.”

Calicheamicin—A novel cytoxic antibiotic from Wyeth.

Chemical Synthesis—Stepwise reactions to create a chemical substance for drug discovery.

Chemokine Receptor—Chemokines are a superfamily of small cytokine-like molecules which have been described primarily on the basis of their ability to mediate the migration of various cell types, particularly of lymphoid origin. The receptors for chemokines are members of the GPCR family which historically have been excellent small molecule drug targets.

Chimeric Receptor—A recombinant transmembrane molecule which combines components of two or more naturally occurring proteins to generate a hybrid receptor with novel signaling or target recognition properties.

Clinical Trial—A trial of safety and efficacy carried out in human subjects. Clinical Trials are normally carried out in three or four phases, as follows:

Phase I—Small scale studies to demonstrate safety, tolerance and the biodistribution and metabolism of the development drug.

Phase II—Small to medium scale studies, usually placebo controlled, to demonstrate the efficacy of the development drug in the target patient group.

Phase III—Large scale studies comparing the most effective dose of the development drug with alternative treatments and/or with placebo.

Phase IV—Large scale, post-marketing studies, mainly carried out to extend the drug label.

Computational Chemistry—The use of computer software programs for modeling chemical properties, for example: charge, interaction with proteins and structure.

Crohn’s Disease—An inflammatory disease of the gut.

Cytokine—A molecule which acts as a chemical messenger in the body, predominantly between cells of the immune system.

Dose-Ranging—Studies to define the lowest and highest effective doses to help determine the best does for patients.

Edema—Swelling due to fluid in the tissues.

Effector—The component of an antibody which effects functions such as cell killing.

Fed Batch Fermentation—A culture of cells in a liquid medium in which additional nutrients are fed during the course of the process. This generally takes place in highly controlled aseptic conditions.

Fenfluramine—An appetite suppressant formerly used in the adjunctive management of exogenous obesity. Although its mechanism of action is unclear, it is thought to be related to brain levels of serotonin or to increased glucose utilization.

Genomics—The study of the genetic make up of an organism. Functional genomics comprises the identification of genes related to specific cellular functions.

Glycobiology—The study of the structure and functions of carbohydrates, the processes by which carbohydrates are formed and destroyed in the human body, and the biological processes in which they participate.

G-Protein Coupled Receptor—A large and functionally diverse superfamily of cell surface receptors which mediate their intracellular actions by a pathway that involves activation of one or more guanine necleotide-binding regulatory proteins (G proteins). Many drugs work by modulating GPCR activity.

Heparanase—An enzyme which is able to degrade components of the extra—Cellular matrix which are referred to as heparan sulphate glycosaminoglycan chains.

Immune Response—A response mounted by the body in the face of the introduction of a foreign substance, consisting of the production of antibodies against that substance.

In Vivo—In living animals or humans.

Inflammatory Bowel Disorder—Usually of one or two types, namely Crohn’s Disease or ulcerative colitis, and associated with chronic disability in many patients.

Integrin—A cell surface adhesion molecule.

Kinase—See “Protein Kinase”.

Lymphocyte—A small cell with virtually no cytoplasm, found in blood, all tissue and lymphoid organs (e.g., lymph nodes and the spleen). Lymphocytes are active in immunological responses in the body, including the production of antibodies.

Macrophage—A large cell that ingests material by an engulfing process (known as phagocytosis) and is active in immune responses.

Metalloproteinases—Enzymes containing metal atoms that break down proteins.

Microbial—Relating to microbiological cells such as bacteria or fungi.

Moiety—A part or portion of a molecule.

Monoclonal Antibody—A homogeneous antibody that is produced by a clone of antibody-forming cells and that binds with a specific site on an antigen.

Monocyte—A large, agranular leukocyte with an ovoid or kidney shaped nucleus, formed in the bone marrow, monocytes migrate into connective tissue and become macrophages.

Multiple Sclerosis—A neuronal progressive de-myelinating disease causing episodic symptoms of poor muscular control and paralysis.

Myelodysplastic Disorder—A disorder of the bone marrow, characterized by anemia and a predisposition to leukemia.

Parallel Synthesis—A method for the rapid synthesis of a large number of molecules from a common template which usually involves automation technology. Often used to derive libraries or collections of compounds for the purposes of discovering new lead molecules or for optimizing the properties of an existing lead molecule to help accelerate the process of drug discovery. This method is also referred to as “combinatorial chemistry.”

PEGylation—The chemical addition of polyethylene glycol (PEG) to another molecule.

Pharmacokinetics—The pattern and timing of the processing and elimination of a drug by the body.

Phentermine—A catecholaminergic drug with minor sympthaomimetic and stimulant effects. In the United Kingdom, it is licensed for use as an adjunct to the treatment of selected patients with moderate to severe obesity. The drug is not recommended for the routine management of severe obesity.

Phosphodiesterase—An enzyme that breaks down cyclic adenocine mono-phosphate (AMP), a cell chemical with a central role in many energy requiring processes.

Platelet Derived Growth Factor—A substance, released, for example, by blood platelets, that stimulates the multiplication and migration of cells in the wall of a blood vessel (and which may lead to restinosis).

Protein Kinase—Protein kinases are enzymes which help to transmit messages in cells. They are particularly involved in cell growth and division.

Proteomics—The comprehensive study of proteins expressed in cells, tissue and body fluids.

Receptor—A molecule which is presented on the surface of a cell which allows the cell to bind and respond to soluble mediators or similar molecules presented on the surface of adjacent cells.

Recombinant—Refers to DNA which has been engineered and recombined into the nucleus of a producer cell to bring about expression of a particular protein.

Restenosis—A closing of a portion of a diseased blood vessel, which, some months earlier, had been opened by treatment (such as angioplasty or stenting).

Rheumatoid Arthritis—A progressive and destructive inflammation of the joints.

Stoichiometry—The numerical relationships of chemical elements and compounds.

T-Cell—A lymphocyte which undergoes a developmental stage in the thymus and plays a major factor in a variety of cell-mediated immune reactions. (Synonymous with T-Lymphoctye.)

TNFa or TNF Alpha—Tumor Necrosis Factor a or alpha. A large polypeptide produced and secreted by cells during inflammatory damage.

Vaccine—A preparation of antigenic material used to stimulate antibody production and thus confer active immunity against a specific disease or group of diseases.

PART II.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

As of the date within 90 days prior to the date of this report, our Chief Executive Officer and our Chief Financial Officer carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as required by Exchange Act Rule 13a-14. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective in ensuring that material information about us and our subsidiaries, including the material information required to be disclosed in our filings under the Securities Exchange Act of 1934, is recorded, processed, summarized and communicated to them as appropriate to allow timely decisions regarding required disclosure.

There were no significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the date of the recent evaluation performed by our Chief Executive Officer and our Chief Financial Officer including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable.

ITEM 16B. CODE OF ETHICS

Not applicable.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable.

PART III.

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18.	FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS

Page
Celltech Group plc

Reports of Independent Auditors	F-1

Audited Financial Statements

Consolidated Profit and Loss Accounts for the year ended December 31, 2002, the year ended December 31, 2001, and the year ended December 31, 2000	F-3

Consolidated Statements of Total Recognized Gains and Losses for the year ended December 31, 2002, the year ended December 31, 2001, and the year ended December 31, 2000	F-4

Consolidated Balance Sheets at December 31, 2002 and 2001	F-5

Consolidated Statements of Cash Flows for the year ended December 31, 2002, the year ended December 31, 2001, and the year ended December 31, 2000	F-6

Consolidated Statements of Movements in Shareholders’ Funds for the year ended December 31, 2002, the year ended December 31, 2001, and the year ended December 31, 2000	F-7

Notes to the Financial Statements	F-10

ITEM 19.	EXHIBITS

EXHIBIT NO.	EXHIBIT TITLE

*1.1	Memorandum and Articles of Association of Celltech Group plc.

2.1	Second Amended and Restated Deposit Agreement, dated as of January 25, 2000, among Celltech, The Bank of New York, as Depositary, and the holders from time to time of the ADRs issued thereunder; including the form of ADR (incorporated by reference to Exhibit A to Celltech’s Registration Statement on Form F-6 (File No. 33-38186).

2.2	Note Purchase Agreement, dated as of December 17, 1998, between Medeva PLC and various purchasers (incorporated by reference to Exhibit A to the exhibits to the Medeva PLC Annual Report on Form 20-F filed with the Commission on June 30, 1999).

**4.1	Lease dated December 22, 1986 between Slough Trading Estate Limited and Celltech.

**4.2	Lease dated August 3, 2000 between Granta Park Limited, Iceni Estates Limited, Chiroscience R&D Limited and Chiroscience Group Limited.

**4.3	Lease Agreement dated December 21, 1987 between Brixton Estate plc and Celltech Pharmaceuticals (formerly Evans Medical Limited) (incorporated by reference to the exhibits to the Medeva PLC Registration Statement on Form 20-F filed with the Commission on September 20, 1991).

*4.4	Lease dated March 9, 2001 between Slough Trading Estate Limited and Celltech Chiroscience Limited.

**4.5	Celltech Group 1993 Executive Share Option Scheme.

**4.6	Celltech Executive Share Option Scheme 1999.

**4.7	Celltech Limited Executive Pension Scheme.

**4.8	The Medeva PLC United States Executive Share Option Scheme as amended on December 15, 1999.

**4.9	The Medeva PLC United States Executive Stock Option Plan as amended on December 15, 1999.

*4.10	Celltech Group plc 2001 Discretionary Share Option Scheme.

*4.11	Celltech Group plc Deferred Bonus Plan.

*4.12	Asset Purchase Agreement, dated June 6, 1996, between Medeva PLC, Medeva Rochester Inc., Fisons Corporations, Fisons Investments, Inc., Fisons PLC and Fisons B.V..

***4.13	Amendment No. 1, dated July 2, 1996, to the Asset Purchase Agreement, dated June 6, 1996, among Fisons Corporation, Fisons Investments, Inc., Fisons PLC, Fisons B.V., and Medeva PLC and Medeva Pharmaceuticals Manufacturing, Inc.

***4.14	Amendment No. 2, dated December 19, 1996, to the Asset Purchase Agreement, dated June 6, 1996, among Fisons Corporation, Fisons Investments, Inc., Fisons PLC, Fisons B.V. and Medeva PLC and Medeva Pharmaceuticals Manufacturing, Inc.

**4.15	License and Supply Agreement dated as of June 15, 1999 between Darwin Discovery Ltd. and Abbott International, Ltd.+

**4.16	License and Supply Agreement dated June 14, 1999 between Darwin Discovery Ltd. and Purdue Pharma L.P.+

**4.17	License Agreement dated September 4, 1998 between Darwin Discovery Ltd. and Maruishi Pharmaceuticals Company Limited.+

**4.18	Amended and Restated Collaboration Agreement dated July 24, 2000 between Celltech Chiroscience Limited and American Home Products Corporation (now known as Wyeth).+

4.19	Revolving Credit Facility dated December 18, 2002 between Celltech Group plc, various other subsidiaries of Celltech, The Royal Bank of Scotland plc as Arranger, and the Banks and Agent defined therein (filed herewith).

4.20	Collaboration and License Agreement dated February 28, 2001 by and between Pharmacia & UpJohn Company and Celltech Chiroscience Limited (filed herewith)+

4.21	Agreement dated as of July 23, 2002 between Pharmacia AB and Celltech Pharmaceuticals Ltd (filed herewith)+

4.22	Option Agreement dated as of July 23, 2002 between Pharmacia AB and Celltech Pharmaceuticals Ltd (filed herewith)+

4.23	Europe Asset Purchase Agreement dated as of September 2, 2002, between Pharmacia AB and Celltech Pharmaceuticals Ltd (filed herewith)+

4.24	Antibody Fragments Contract Manufacturing Agreement between Celltech R&D Limited and Biochemie GmbH, dated August 12, 2002 (filed herewith)+.

4.25	Multi-currency overdraft facility dated January 29, 2003 of £20 million gross and £10 million net with The Royal Bank of Scotland plc (filed herewith).

8.1	Subsidiaries of Celltech (filed herewith).

10.1	Consent of KPMG Audit Plc, independent auditors (filed herewith).

10.2	Consent of Ernst & Young LLP, independent auditors (filed herewith).

99.1	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).

99.2	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).

*	Incorporated by reference to the exhibits to the Celltech Group plc Annual Report on Form 20-F filed with the Commission on June 15, 2001.
**	Incorporated by reference to the exhibits to Celltech’s Registration Statement on Form F-4 (File No. 333-12550).
***	Incorporated by reference to the exhibits to the Medeva PLC Annual Report on Form F-4 (File No. 333-12550).
+	Confidential treatment has been granted or requested for the deleted portions of Exhibits 4.15, 4.16, 4.17, 4.18, 4.20, 4.21, 4.22, 4.23 and 4.24.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CELLTECH GROUP PLC

By:	/s/ Peter V. Allen
Name: Peter V. Allen
Title: Deputy CEO and CFO

Date:  June 30, 2003

CERTIFICATIONS

I, Peter V. Allen, certify that:

1.	I have reviewed this annual report on Form 20-F of Celltech Group Plc;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003

/s/ Peter V. Allen
Peter V. Allen Deputy CEO & CFO

CERTIFICATIONS

I, Dr. Göran Ando, certify that:

1.	I have reviewed this annual report on Form 20-F of Celltech Group Plc;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003

/s/ Dr. Göran Ando
Dr. Göran Ando
Group Chief Executive

CELLTECH GROUP PLC

REPORT OF INDEPENDENT AUDITORS

To:	The Board of Directors

Celltech Group plc

We have audited the accompanying consolidated balance sheets of Celltech Group plc and subsidiaries (“Celltech”) as at December 31, 2002 and 2001 and the related consolidated profit and loss accounts, consolidated statements of movements in shareholders’ funds, consolidated statements of total recognized gains and losses and the consolidated statements of cash flow for each of the years in the two year period ended December 31, 2002. These consolidated financial statements are the responsibility of Celltech’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Celltech as of December 31, 2002 and 2001 and the results of their operations and their cash flows for each of the years in the two year period ended December 31, 2002, in conformity with generally accepted accounting principles in the United Kingdom.

Generally accepted accounting principles in the United Kingdom vary in certain significant respects from the accounting principles generally accepted in the United States of America. Application of generally accepted accounting principles in the United States of America would have affected results of operations for each of the years in the two year period ended December 31, 2002 and shareholders’ equity as of December 31, 2002 and 2001, to the extent summarized in Note 30 to the consolidated financial statements.

KPMG Audit Plc

Chartered Accountants

Registered Auditor

London, England

March 17, 2003

CELLTECH GROUP PLC

REPORT OF INDEPENDENT AUDITORS

To:	The Board of Directors

Celltech Group plc

We have audited the accompanying consolidated profit and loss account and statements of total recognized gains and losses, cash flows and movements in shareholders’ funds of Celltech Group plc for the year ended December 31, 2000. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with United Kingdom auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of operations and consolidated cash flows of Celltech Group plc for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United Kingdom which differ in certain respects from those followed in the United States (see Note 30 of Notes to Financial Statements).

ERNST & YOUNG LLP

Reading, England

March 13, 2001,

except for Note 8—Taxation as to which the date is June 24, 2002.

CELLTECH GROUP PLC

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

		Year ended December 31, 2002		Year ended December 31, 2001		Year ended December 31, 2000
	Notes
		(£ million, except share and per share amounts)
Turnover	2	329.6		303.1		235.5
Cost of sales		(94.7)		(83.5)		(69.7)

Gross profit		234.9		219.6		165.8

Operating loss:
Continuing operations before goodwill and restructuring costs	4	49.0		44.2		24.6

Restructuring costs	5	—		(7.8)		(19.2)
Amortization of goodwill	11	(93.7)		(92.6)		(78.7)
Goodwill impairment		—		—		(353.9)

Group operating loss		(44.7)		(56.2)		(427.2)
Net interest receivable	6	1.4		3.6		1.6

Loss on ordinary activities before taxation		(43.3)		(52.6)		(425.6)
Taxation	8	(2.5)		(2.9)		1.1

Loss for the period		(45.8)		(55.5)		(424.5)

Accrual for unpaid preference share dividend transferred to other reserves		0.2		0.2		0.2
Transfer from profit and loss account reserve		(46.0)		(55.7)		(424.7)

Net transfer from reserves		(45.8)		(55.5)		(424.5)

Loss per share: Basic	9	(16.7	)p	(20.3	)p	(161.6	)p
Diluted	9	(16.7	)p	(20.3	)p	(161.6	)p
Average number of ordinary shares outstanding during the year (millions)		275.4		274.5		262.8

A summary of the significant adjustments to the loss for the period that would be required if United States generally accepted accounting principles were applied instead of those generally accepted in the United Kingdom is set out in Note 30 of Notes to the Consolidated Financial Statements.

See accompanying Notes to Consolidated Financial Statements

CELLTECH GROUP PLC

CONSOLIDATED STATEMENTS OF TOTAL RECOGNIZED GAINS AND LOSSES

	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000
	(£ million)
Loss for the period	(45.8)	(55.5)	(424.5)
Currency translation difference on foreign currency net investments and net borrowings	(11.0)	0.3	3.3

Total recognized losses for the period	(56.8)	(55.2)	(421.2)

The statement of comprehensive income required under United States generally accepted accounting principles is set out in Note 30 of Notes to the Consolidated Financial Statements.

See accompanying Notes to the Consolidated Financial Statements

CELLTECH GROUP PLC

CONSOLIDATED BALANCE SHEETS

	Notes	December 31, 2002	December 31, 2001
		(£ million)
Fixed assets
Intangible assets	11	439.9	498.3
Tangible assets	12	95.2	103.5
Investments	13	40.2	38.3

Total fixed assets		575.3	640.1
Current assets
Stock	14	43.4	45.7
Debtors	15	76.6	82.7
Equity investments	16	—	2.0
Liquid resources	17	24.0	54.1
Cash	17	81.1	36.3

Total current assets		225.1	220.8
Creditors: amounts falling due within one year	18	(160.1)	(119.2)

Net current assets		65.0	101.6

Total assets less current liabilities		640.3	741.7
Creditors: amounts falling due after more than one year	19	(12.7)	(45.6)
Provisions for liabilities and charges	20	(63.2)	(76.9)

Net assets		564.4	619.2

Capital and reserves
Called up share capital		141.3	141.0
Share premium account		83.3	81.6
Other reserves		621.4	621.2
Profit and loss account		(281.6)	(224.6)

Shareholders’ funds(1)(2)		564.4	619.2

(1)	An analysis of shareholders’ funds between equity and non-equity interests is given below:

	December 31, 2002	December 31, 2001
	(£ million)
Equity interests	558.6	613.6
Non-equity interests	5.8	5.6

Shareholders’ funds	564.4	619.2

Non-equity interests comprise 6.9% convertible redeemable preference shares and accrued unpaid preference share dividends.

(2)	A summary of the significant adjustments to shareholders’ funds that would be required if United States generally accepted accounting principles were applied instead of those generally accepted in the United Kingdom is set out in Note 30 of Notes to the Consolidated Financial Statements.

See accompanying Notes to the Consolidated Financial Statements

CELLTECH GROUP PLC

CONSOLIDATED STATEMENTS OF CASH FLOW

	Notes	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000
			(£ million)
Net cash flows from operating activities	26	49.4	38.7	12.5
Returns on investments and servicing of finance
Interest received		2.8	5.1	4.1
Interest paid		(2.5)	(2.4)	(2.5)
Interest paid on finance leases		(0.1)	(0.2)	(0.3)

		49.6	41.2	13.8

Taxation		(3.6)	8.7	4.8

Capital expenditure and financial investment	26	(26.1)	(22.3)	(11.7)

Acquisitions and disposals
Proceeds from sale of subsidiaries	5	—	—	7.4
Deferred consideration		—	(1.5)	(3.7)
Cash acquired with subsidiaries	22	—	3.0	22.5
Acquisition of subsidiaries	22	—	(29.2)	(8.7)
Cash funding in respect of businesses held for resale		—	(4.1)	(47.2)
Proceeds from sale of businesses held for resale	23	—	15.3	30.2
Net proceeds from European asset sales		—	3.0	—
Investment in joint venture		—	—	—

Cash generated by business activities		—	14.1	7.4

Management of liquid resources
Decrease/(increase) in liquid resources		30.1	(7.0)	61.2

Financing	26	0.9	(1.7)	(53.3)

Increase in cash		50.9	5.4	15.3

Reconciliation of net cash flow to movements in net funds
Increase in cash		50.9	5.4	15.3
Increase/(decrease) in liquid resources		(30.1)	7.0	(61.2)

Total increase/(decrease) in cash and liquid resources		20.8	12.4	(45.9)
Loans and finance leases acquired with subsidiaries		—	(5.4)	(108.9)
Loans and finance leases disposed with asset sales		—	0.3	—
Decrease in long term debt and repayment of capital element of finance leases		1.1	6.7	76.3
Inception of new finance leases		—	—	(2.4)

Movement in net funds in the period	26	21.9	14.0	(80.9)
Net funds at beginning of period	26	53.1	38.6	121.4
Exchange gain/(loss)	26	(2.8)	0.5	(1.9)

Net funds at end of period	26	72.2	53.1	38.6

The significant differences between the statements of cash flow represented above and those required under United States generally accepted accounting principles are described in Note 30 of Notes to the Consolidated Financial Statements.

See accompanying Notes to the Consolidated Financial Statements

CELLTECH GROUP PLC

CONSOLIDATED STATEMENT OF MOVEMENTS IN SHAREHOLDERS’ FUNDS

	6.9% convertible redeemable cumulative preference shares of £1 each		Ordinary shares of 50p each		Total
	Number	(£ million)	Number	(£ million)	(£ million)
Authorized
At December 31, 2000, 2001 and 2002	3,467,790	3.4	373,064,416	186.5	189.9

Allotted, called up and fully paid
At January 1, 2000	3,467,790	3.4	149,164,623	74.6	78.0
Shares issued upon acquisition of Medeva	—	—	118,122,704	59.1	59.1
Shares issued upon acquisition of Cistron	—	—	828,936	0.4	0.4
Share options exercised	—	—	5,729,384	2.9	2.9

At December 31, 2000	3,467,790	3.4	273,845,647	137.0	140.4
Share options exercised	—	—	1,121,616	0.6	0.6
At December 31, 2001	3,467,790	3.4	274,967,263	137.6	141.0
Share options exercised	—	—	560,041	0.3	0.3

At December 31, 2002	3,467,790	3.4	275,527,304	137.9	141.3

The preference shares have a term of 10 years and can be converted to ordinary shares at a price of £3 per ordinary share at any time until March 31, 2003.

See accompanying Notes to the Consolidated Financial Statements

CELLTECH GROUP PLC

CONSOLIDATED STATEMENT OF MOVEMENTS IN SHAREHOLDERS’ FUNDS—(Continued)

	Called up share capital	Share premium account(1)	Other reserves (1)(2)	Profit and loss account	Total
	(£ million)
At January 1, 2000	78.0	62.2	88.3	(101.7)	126.8
Medeva acquisition	59.1	—	869.6	—	928.7
Cistron acquisition	0.4	—	11.7	—	12.1
Options exercised over Medeva shares post acquisition	0.7	—	5.1	—	5.8
Proceeds of exercise of Celltech share options	2.2	15.0	—	—	17.2
Currency translation difference on foreign currency net investments and net borrowings	—	—	—	3.3	3.3
Accruals for unpaid preference share dividends transferred to other reserves(4)	—	—	0.2	(0.2)	—
Net transfer to profit and loss account	—	—	—	(424.5)	(424.5)
Impairment of Medeva goodwill	—	—	(353.9)	353.9	—

At December 31, 2000	140.4	77.2	621.0	(169.2)	669.4
Proceeds of exercise of Celltech share options	0.6	4.4	—	—	5.0
Currency translation difference on foreign currency net investments and net borrowings	—	—	—	0.3	0.3
Accruals for unpaid preference share dividends transferred to other reserves(4)	—	—	0.2	(0.2)	—
Net transfer to profit and loss account	—	—	—	(55.5)	(55.5)

At December 31, 2001	141.0	81.6	621.2	(224.6)	619.2
Proceeds of exercise of Celltech share options	0.3	1.7	—	—	2.0
Currency translation difference on foreign currency net investments and net borrowings				(11.0)	(11.0)
Accruals for unpaid preference share dividends transferred to other reserves(4)			0.2	(0.2)	—
Net transfer to profit and loss account				(45.8)	(45.8)

At December 31, 2002	141.3	83.3	621.4	(281.6)	564.4

(1)	Share premium account and other reserves are not distributable.
(2)	Other reserves arose upon reorganizations of the Celltech and Chiroscience group structures, merger adjustments in relation to the merger of Celltech and Chiroscience, adjustments arising from the share for share acquisitions of Medeva and Cistron and finally the accrual for unpaid preference share dividends. The current year and 2001 movements are solely in relation to unpaid preference share dividends.

See accompanying Notes to the Consolidated Financial Statements

CELLTECH GROUP PLC

CONSOLIDATED STATEMENT OF MOVEMENTS IN SHAREHOLDERS’ FUNDS—(Continued)

(3)	The cumulative goodwill written off to reserves was £60.5 million (2001: £60.5 million, 2000: £ 60.5 million).
(4)	An accrual has been made for dividends not paid on convertible preference shares. Preference share dividends become payable in cash only if and to the extent that the consolidated balance sheet of the Celltech Group plc shows positive distributable reserves. The accrual is held in other reserves since, it is likely that the dividends will be discharged at the time of conversion of the preference shares by the issue of additional ordinary shares.

Other reserves at the end of each relevant year are presented below:

	December 31, 2002	December 31, 2001	December 31, 2000
	(£ million)
Other reserves arising on Celltech Group structure reorganization	8.8	8.8	8.8
Accruals for unpaid preference share dividends transferred to other reserves(4)	2.4	2.2	2.0
Chiroscience merger adjustments	66.2	66.2	66.2
Other reserves arising on Chiroscience group structure reorganization	11.5	11.5	11.5
Medeva acquisition	869.6	869.6	869.6
Cistron acquisition	11.7	11.7	11.7
Options exercised over Medeva post acquisition	5.1	5.1	5.1
Impairment of Medeva goodwill	(353.9)	(353.9)	(353.9)

Total	621.4	621.2	621.0

See accompanying Notes to the Consolidated Financial Statements

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS

1.	DESCRIPTION OF BUSINESS AND ACCOUNTING POLICIES

Description of business

The primary business of Celltech Group plc. (“Celltech” or the “Company”) and its subsidiary companies (collectively, the “Group”) during the year was the ongoing research and development of novel therapeutic products for human use and the development, manufacture and sale of prescription pharmaceutical products.

On October 1, 2001, Celltech completed its acquisition of Thiemann SA, the parent company of Thiemann Arzneimittel GmbH & Co KG (“Thiemann”).

On November 6, 2000, Celltech completed its acquisition of Cistron Biotechnology, Inc. (“Cistron”).

On January 26, 2000 Celltech completed its acquisition of Medeva PLC (“Medeva”), previously listed on the London and New York Stock Exchanges. Medeva’s primary business was the development, manufacture and sale of a range of branded specialty and unbranded pharmaceutical products and vaccines.

Accounting convention

The financial statements are prepared under the historical cost convention and in accordance with applicable UK accounting standards.

Acquisitions

The Thiemann, Medeva and Cistron transactions have been accounted for as acquisitions.

Basis of consolidation

The consolidated financial statements include the results of the Company and all of its subsidiary undertakings.

Income recognition

Revenue from product sales is recognized upon receipt and acceptance by the customer by December 31 of each year. Provisions for discounts and rebates to customers are based upon the terms of sale in the same period that the related sales are recorded. Provisions for returns and other adjustments are made in the period that the related sales are recorded.

Royalties are recognized on a time accrual basis unless there remains uncertainty over their collection, in which case recognition is deferred until such uncertainties are removed which is typically on cash receipt.

Revenue under research and development reimbursement contracts, where there is no obligation to repay such amounts, is recognized as the related costs are incurred and is recorded as a credit to research and development expenditure.

Income associated with performance milestones is recognized based upon the occurrence of the event that triggers the milestone payment, as defined in the respective agreements, and is recorded as ‘Other income’.

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

1.	DESCRIPTION OF BUSINESS AND ACCOUNTING POLICIES—(Continued)

Other payments received, such as license fees, are assessed on a case by case basis taking into account the nature of the payment and the ongoing collaboration, if any, with the third party and any possible related continuing obligations. Depending on the nature of the arrangement, amounts received may be recognized immediately as a component of ‘Other income’ or deferred over the development or other appropriate period.

Goodwill

Goodwill represents the excess of consideration paid over the fair value of the net separable assets acquired at the date of acquisition. Goodwill arising after January 1, 1998 is capitalized and amortized over its useful economic life, normally not exceeding 20 years, on a straight line basis. Prior to January 1, 1998 goodwill was written off directly to reserves and upon disposal would be charged to the profit and loss account.

Intangibles

Intangible assets represent acquired licenses, patents, platform technologies and marketing rights, where these relate to specific compounds, products or know-how which are being developed or used for commercial applications. Intangible assets acquired separately from a business are capitalized at cost. Intangible assets acquired as part of a business are capitalized separately where their value can be measured reliably; otherwise they are treated as part of goodwill acquired with that business. Separately capitalized intangible assets are stated at cost less provision for amortization. Intangible assets in relation to licenses, patents and marketing rights are amortized over their estimated useful lives to match the sales of the related products or, where this is not readily identifiable, on a straight-line basis. Estimated useful lives are reviewed annually and are generally presumed not to exceed 20 years. Platform technologies supporting the Group’s discovery research strategy are presumed to have an indefinite life and consequently are subject to annual reviews and amortized as necessary if impairment is considered to have taken place.

Depreciation

Depreciation is provided on all fixed assets at rates calculated to write down the cost of each asset to estimated residual values evenly over its expected useful life, as follows:

Leasehold properties and improvements	- The shorter of 20 years or the lease term

Freehold buildings	- 50 years

Freehold land	- No depreciation

Plant and machinery	- 2 to 10 years

Research and Development

Research and development expenses include related salaries, contractor fees, building costs, utilities and allocations of appropriate administrative overheads. Research and development costs also include activities such as product registration and regulatory costs. All such costs are charged to research and development expenditure as incurred.

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

1.	DESCRIPTION OF BUSINESS AND ACCOUNTING POLICIES—(Continued)

Stock

Stock of material for use in scheduled clinical trials is written off to investment in research and development upon use or at the termination of the program. The total clinical trial stock on the balance sheet as at December 31, 2002 is £7.9 million (2001: £6.6 million). Other stocks are stated at the lower of cost and net realizable value.

Leased assets

Assets acquired under finance leasing arrangements are capitalized upon inception at cost and depreciated over their expected useful lives. The interest element of the rental obligations is charged to the profit and loss account over the period of the lease and represents a constant proportion of the balance of capital repayments outstanding. Outstanding future lease obligations are shown in creditors.

Rentals paid under operating leases are charged to the profit and loss account as they accrue.

Foreign currencies

The profit and loss accounts and cash flows of overseas subsidiaries are translated into sterling at the average rates of exchange, other than substantial exceptional items which are translated at the rate on the date of the transaction. The adjustment to closing rates is taken to reserves.

Balance sheets are translated at closing rates. Exchange differences arising on the re-translation at closing rates of the opening balance sheets of overseas subsidiaries are taken to reserves, less exchange differences arising on related foreign currency borrowings. Tax charges and credits arising on such items are also taken to reserves. Other exchange differences are taken to the profit and loss account.

Transactions in foreign currencies are recorded at the rate of exchange at the date of the transaction or, if hedged forward, at the rate of exchange under the related foreign currency contract.

Preference share dividends

Accumulated unpaid preference share dividends are accounted for as a reserves accrual (see consolidated statement of movements in shareholders’ funds.)

Pensions

The Group operates contributory and non-contributory defined benefit and defined contribution pension schemes covering the majority of its employees. The scheme funds of the defined benefit plans are administered by trustees and are independent of the Group’s finances. Contributions are paid to the schemes in accordance with the recommendations of independent actuaries. The Group’s contributions are charged to the profit and loss account so as to spread the costs of pensions over employees’ working lives with the Group.

As permitted by SSAP24, and as indicated in Note 28, the defined benefit schemes of certain overseas subsidiaries are accounted for under local GAAP due to the difficulties and cost of obtaining the necessary actuarial information.

Payments to defined contribution schemes are expensed as incurred.

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

1.	DESCRIPTION OF BUSINESS AND ACCOUNTING POLICIES—(Continued)

Equity investments

Equity investments are valued at the lower of cost and net realizable value. In determining net realizable values, market values are used in the case of listed investments and Directors’ estimates are used in the case of unlisted investments.

Deferred taxation

Deferred taxation is provided on timing differences that have originated but not reversed by the balance sheet date on a non-discounted basis. Deferred taxation assets are recognized only to the extent that it is more likely than not that there will be suitable taxable profits from which future reversals of the underlying timing difference can be deducted.

Contingent liabilities

The Group is involved in certain legal proceedings arising in the normal course of its business, as discussed in the contingent liabilities note to the Finance Statements (see Note 29). Provision is made in the accounts for all liabilities which might be reasonably expected to materialize from these claims.

Financial instruments

The Group uses financial instruments, in particular forward exchange contracts, to manage the financial risks associated with the Group’s underlying business activities and the financing of those foreign activities. The Group does not undertake any trading activity in financial instruments.

A discussion of how the Group manages its financial risks is included in Note 21. The primary financial instruments used by the Group are forward exchange instruments which are used to hedge foreign exchange exposures arising on forecast receipts in foreign currencies. As the hedges are not matched to specific receivables gains and losses are not recognized until such time as they have been realized.

The aggregate fair values at the balance sheet date of the hedging instruments described above are disclosed in Note 21.

Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses, and related disclosures at the date of the financial statements and during the reporting period. Actual results could differ from those estimates.

Companies Act 1985

These financial statements do not constitute the Company’s statutory accounts within the meaning of section 240 of the Companies Act 1985 of Great Britain. Statutory accounts for the year ended December 31, 2002, 2001 and 2000, on which the auditors’ reports were unqualified, have been delivered to the Registrar of Companies for England and Wales.

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

2.	SEGMENTAL INFORMATION

Turnover by geographical destination

Turnover is represented by product sales, technology license fees, contract manufacture and royalties receivable during the year. Income receivable as milestones arising from research and development collaborations is treated as other operating income.

	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000
	(£ million)
UK	41.9	46.3	48.1
Rest of Europe	48.5	29.6	26.2
United States	231.8	220.2	152.5
Rest of World	7.4	7.0	8.7

	329.6	303.1	235.5

In 2002, one customer accounted for more than 10% of Group turnover. This single customer accounted for turnover of £42.0 million, which is 12.7% of total turnover.

In 2001, one customer accounted for more than 10% of Group turnover. This single customer accounted for turnover of £46.0 million, which is 15% of total turnover.

In 2000, one customer accounted for more than 10% of Group turnover. This single customer accounted for turnover of £29.3 million, which is 12% of total turnover.

Segmental analysis by country of origin

	Turnover			Net Assets
	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000
	(£ million)
UK	116.2	102.5	80.1	186.0	178.0	182.8
Rest of Europe	50.9	34.2	26.1	65.2	79.5	60.1
USA	162.5	166.4	129.3	313.2	361.7	426.5

Total	329.6	303.1	235.5	564.4	619.2	669.4

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

2.	SEGMENTAL INFORMATION—(Continued)

	Operating loss
	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000
	(£ million)
UK	(24.9)	(39.4)	(152.9)
Rest of Europe	(1.7)	2.2	(33.9)
USA	(18.1)	(19.0)	(240.4)

Total	(44.7)	(56.2)	(427.2)

	Long Lived Assets
	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000
	(£ million)
UK	37.0	36.6	33.8
Rest of Europe	2.4	1.8	0.7
USA	55.8	65.1	63.8

	95.2	103.5	98.3

Operating Segments

Subsequent to the acquisition of the Medeva group in January 2001, the operations of Celltech were organized into two divisions; those of Celltech R&D and those of Celltech Pharmaceuticals. The Celltech R&D division is responsible for the Group’s research and development activities and accounts for external royalty income and milestone fees. Celltech Pharmaceuticals is responsible for the distribution and sales of manufactured products. The segments reflect the organization used by management for internal reporting. Substantially all turnover and operating profits are generated from the Group’s principal activities, which are the research and development of novel therapeutic products for human use and the development, manufacture and sale of prescription pharmaceutical products.

All amounts reported below are accounted for on the same basis as the accounting policies described in Note 1.

	Turnover			Segment Operating Income
	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000
	(£ million)
Celltech R&D	76.7	61.4	37.7	(15.5)	(25.0)	(48.0)
Celltech Pharmaceuticals	252.9	241.7	197.8	64.5	69.2	72.6

	329.6	303.1	235.5	49.0	44.2	24.6

There is no inter-segmental turnover. The operating income analysis excludes restructuring items and goodwill amortization, because this is not allocated for management purposes.

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

2.	SEGMENTAL INFORMATION—(Continued)

	Depreciation			Capital Expenditure*
	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000
	(£ million)
Celltech R&D	5.5	4.4	4.3	6.0	7.5	10.3
Celltech Pharmaceuticals	7.8	8.2	6.9	5.8	8.6	5.4

	13.3	12.6	11.2	11.8	16.1	15.7

*	Capital expenditure relates to the cash outflow for the purchase of tangible assets.

	Segmental Assets
	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000
	(£ million)
Celltech R&D	64.5	65.7	50.9
Celltech Pharmaceuticals	107.1	67.0	74.9
Goodwill	392.8	486.5	543.6

	564.4	619.2	669.4

Goodwill has not been allocated to the divisions on an internal reporting basis. During the year ended December 31, 2002 Celltech acquired the product rights to Dipentum (see Note 11). This intangible has been allocated to Celltech Pharmaceuticals. During the year ended December 31, 2001 Celltech acquired an intangible asset for £11.8 million representing a technology access fee (see Note 11). This intangible asset has been allocated to Celltech R&D. The assets above exclude intra-divisional balances.

3.	OTHER OPERATING INCOME

	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000
	(£ million)
Pharmacia Income	6.4	17.5	—
Milestones	1.7	1.3	4.6

	8.1	18.8	4.6

The Pharmacia income in 2002 of $10 million (£6.4 million) relates to the successful completion of Phase II studies/commencement of Phase III studies of CDP870 in the rheumatoid arthritis indication.

The Pharmacia income in 2001 relates to $25 million (£17.5 million) of the $50 million initial payment received from Pharmacia for the co-development and co-promotion of CDP870. The income recognized is in relation to the non-refundable, non-creditable signature payment for the license. The remainder of the upfront payment will be offset against CDP870 research and development expenditure incurred by the Group. Research and development expenditure in 2002 is shown net of £3.7 million (2001:

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

3.	OTHER OPERATING INCOME—(Continued)

£8.4 million) funding. The remaining balance of £5.4 million is held on the balance sheet within accruals and deferred income detailed in Note 18.

4.	OPERATING LOSS

A more detailed breakdown of the operating loss is set out below:

	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000
	Continuing operations	Continuing operations	Continuing operations
	(£ million)
Turnover	329.6	303.1	235.5
Cost of sales	(94.7)	(83.5)	(69.7)

Gross profit	234.9	219.6	165.8

Investment in research and development	(95.7)	(90.7)	(74.8)
Selling, marketing and distribution expense	(71.5)	(78.6)	(46.8)
Corporate and general administrative expenses	(26.8)	(24.9)	(24.2)
Restructuring cost	—	(7.8)	(19.2)
Goodwill amortization	(93.7)	(92.6)	(78.7)
Goodwill impairment	—	—	(353.9)

Total corporate and general administrative	(120.5)	(125.3)	(476.0)

Total expenses	(287.7)	(294.6)	(597.6)

Operating loss before other income	(52.8)	(75.0)	(431.8)
Other operating income	8.1	18.8	4.6

Operating loss	(44.7)	(56.2)	(427.2)

The operating loss is stated after charging:

	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000
	(£ million)
Depreciation
—owned assets	12.8	12.2	10.4
—assets held under finance	0.5	0.4	0.8
Amortization
—intangibles	1.0	—	—
Leases
—land and buildings	6.4	3.7	2.9
—other	1.4	0.7	0.7
Restructuring expense	—	7.8	373.1

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

4.	OPERATING LOSS—(Continued)

2002

The operating loss in 2002 is also stated after the following items discussed elsewhere in this report: £3.1 million provision release (Note 20), £0.9 million loss on disposal of equity investments (Note 16), £2.9 million establishment of a new provision for self insurance (Note 20).

2001

In 2001 the restructuring expense relates to a cost cutting program predominantly affecting the US business but also impacting the UK operations of the Company. In addition on October 1, 2001 the Group acquired Thiemann resulting in certain other restructuring costs.

2000

In 2000 the restructuring expense relates to the impairment of Medeva goodwill and integration costs associated with the acquisition. These are discussed more fully in Notes 5 and 22.

Fees paid to auditors

KPMG Audit Plc succeeded Ernst & Young LLP as the Group’s auditors on May 24, 2001. The following summarizes the audit and non-audit fees paid to each auditor:

	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000
	(£ million)
Audit Fees
KPMG Audit Plc	0.3	0.3	—
Ernst & Young LLP	—	—	0.4
Fees for other services
KPMG Audit Plc	0.4	0.4	—
Ernst & Young LLP	—	—	0.7

Included in the fees for other services is £0.2 million in the year ended December 31, 2001 paid to KPMG Audit Plc and associates in respect of the acquisition of Thiemann and £0.6 million in the year ended December 31, 2000 paid to Ernst & Young LLP in respect of the acquisitions of Medeva and Cistron. These fees were capitalized as costs of the respective transactions.

5.	RESTRUCTURING ITEMS

	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000
	(£ million)
Redundancy and other	—	(7.2)	—
Goodwill impairment	—	—	(353.9)
Integration of subsidiaries	—	(0.6)	(19.2)

	—	(7.8)	(373.1)

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

5.	RESTRUCTURING ITEMS—(Continued)

2002

As at December 31, 2002 £0.4 million of the amount charged to restructuring during 2001 remained un-utilized.

2001

During 2001 the Group undertook a restructuring program predominantly affecting the US business but also impacting the UK operations of the Group. In addition on October 1, 2001 the Group acquired effective control of Thiemann resulting in certain integration costs.

As at December 31, 2001 £5.9 million still remained to be spent of the 2001 and 2000 restructuring items.

2000

The charge for goodwill impairment is in relation to the Medeva acquisition.

On January 26, 2000 the Group acquired Medeva PLC. The cost of integration of the Medeva and Celltech businesses was £19.2 million. This was in relation to the following major categories of expenditure:

Year ended December 31, 2000
(£ million)
Redundancy and relocation	8.5
Consulting	1.5
Discontinued research and development	6.1
Other	3.1

Total	19.2

Effective December 23, 1999, Rapigene Inc. was disposed of, realizing a profit on disposal of £6.1 million, being net proceeds of £7.4 million (received in January 2000) less net assets and associated transaction costs of £1.3 million.

6.	NET INTEREST RECEIVABLE

	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000
	(£ million)
Bank interest receivable	1.5	4.0	3.5
Interest on PowderJect convertible loan note receivable	2.2	2.1	0.4

	3.7	6.1	3.9

Interest payable on $50 million senior debt	(2.2)	(2.3)	(2.0)
Interest paid on finance leases	(0.1)	(0.2)	(0.3)

	(2.3)	(2.5)	(2.3)

Net interest	1.4	3.6	1.6

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

7.	STAFF COSTS

Staff costs, including the emoluments of the Executive Directors, amounted to

	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000
	(£ million)
Salaries	79.4	77.2	70.3
Social security costs	7.4	7.3	7.4
Other costs including pensions	10.8	9.4	7.6

	97.6	93.9	85.3

Prior year presentations have been changed to correspond with the current year presentation.

The average number of employees was

	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000
	(number)
Production	569	619	560
Sales and distribution	679	646	474
General and administrative	176	156	161
Research, development and technical	613	608	608

	2,037	2,029	1,803

Directors’ remuneration

Pensions and other benefits

Dr Peter Fellner participates in the Celltech Executive Pension Plan which is a contributory money purchase scheme funded with the objective to provide a pension of up to two-thirds of basic salary on retirement at 60. The scheme also provides for lump sums on death in service.

The majority of UK senior managers and Executive Directors participate in the Celltech Pension and Life Assurance Scheme (“CP&LAS”) which is a contributory defined benefit scheme. This scheme was closed to automatic membership as from January 1, 2000 (see Note 28).

Other customary benefits (e.g. car and fuel, health benefits, Savings Related Share Option Scheme) are also offered.

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

7.	STAFF COSTS—(Continued)

Details of the emoluments of each Director, including compensation for loss of office and pension entitlements are set out below.

	Salary/fees year ended December 31, 2002	Bonus year ended December 31, 2002	Benefits in kind year ended December 31, 2002	Compensation for loss of office December 31, 2002	Pension year ended December 31, 2002	Total year ended December 31, 2002
	(in £ thousands)
Executive Directors
Dr P J Fellner (highest paid Director)(1)	450.0	389.3	21.1	—	418.7	1,279.1
P V Allen(1)(2)	300.0	210.0	16.6	—	60.9	587.5
Dr M G Lee(1)(2)	285.0	194.0	19.0	—	56.5	554.5
S C Cartmell(1)(3)	66.3	—	2.7	371.3	12.7	453.0

Non Executive Directors
J B H Jackson	120.0	—	—	—	—	120.0
Sir Tom Blundell(4)	37.0	—	—	—	—	37.0
Prof. C R W Edwards	25.0	—	—	—	—	25.0
M G Newmarch(5)	30.0	—	—	—	—	30.0
H R Collum	40.0	—	—	—	—	40.0
Dr M E Jaffe	25.0	—	—	—	—	25.0
Dr P Read(6)	30.0	—	—	—	—	30.0
J W Baker	40.0	—	—	—	—	40.0

Total	1,448.3	793.3	59.4	371.3	548.8	3,221.1

The Company’s policy is not to pay an expense allowance or cash benefits to Directors and therefore these columns are not included in the table above.

(1)	The bonus listed above relates to the year ended December 31, 2002. This bonus includes a deferred bonus which will be settled by shares issued from the Celltech Group plc Employee Share Trust over a period of two years. The deferred bonus amounts to 50% of the total.
(2)	The Directors are also members of the Celltech Pension and Life Assurance Scheme, the potential benefits arising from which are separately disclosed. The pension payments included above relate to additional payments made to the Directors to compensate for the earnings cap.
(3)	The payments relate to the period January 1, 2002 to June 28, 2002. Mr Cartmell resigned from the Board on June 28, 2002. No other payments were made or received by Mr Cartmell in connection with the termination of his employment.
(4)	Includes £12,000 annual payment as Chairman of the Science Council.
(5)	Includes £5,000 annual payment as Chairman of the Audit Committtee.
(6)	Includes £5,000 annual payment as Chairman of the Celltech Pension and Life Assurance Scheme.

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

7.	STAFF COSTS—(Continued)

The potential benefits arising from CP&LAS for the Executive Directors in 2002 were as follows:

	Dr M G Lee	P V Allen
Age	44	47
Service	4 years	11 years

Accrued pension as at January 1, 2002	£10,342	£31,452
Inflation	£175	£534
Increase in annual pension accruing in 2002	£3,259	£3,297

Accrued annual pension as at December 31, 2002	£13,776	£35,283

Transfer value of accrued pension at the start of the year based on market conditions at January 1, 2002	£88,781	£294,874
Employee contribution	£5,796	£5,796
Increase in cash equivalent transfer value of pension arising in 2002 less member contributions paid in 2002	£19,643	£20,708

Transfer value of accrued pension at the end of the year based on market conditions as at December 31, 2002	£114,220	£321,378

The increase in the transfer value of pensions arising in 2002, less member contributions paid in 2002, was £21,309 for Dr M G Lee and £24,660 for P V Allen.

	Salary/fees year ended December 31, 2001	Bonus year ended December 31, 2001	Benefits in kind year ended December 31, 2001	Compensation for loss of office December 31, 2001	Pension year ended December 31, 2001	Total year ended December 31, 2001
	(in £ thousands)
Executive Directors
Dr P J Fellner (highest paid Director)(1)	420.0	370.0	20.9	—	301.4	1,112.3
P V Allen(1)(2)	280.0	206.1	15.6	—	46.1	547.8
Dr M G Lee(1)(2)	230.0	152.7	14.8	—	31.6	429.1
S C Cartmell(1)(2)	265.0	123.0	12.8	—	57.0	457.8
Dr U M Ney(1)(2)	216.0	86.4	12.4	—	—	314.8
J Ferguson(3)	109.0	—	8.8	344.1	20.8	482.7

Non Executive Directors
J B H Jackson	120.0	—	—	—	—	120.0
H R Collum	40.0	—	—	—	—	40.0
J W Baker	40.0	—	—	—	—	40.0
Sir Tom Blundell(4)	37.0	—	—	—	—	37.0
Prof. C R W Edwards	25.0	—	—	—	—	25.0
M G Newmarch(5)	30.0	—	—	—	—	30.0
Dr M E Jaffe	25.0	—	—	—	—	25.0
Dr P Read(6)	30.0	—	—	—	—	30.0

Total	1,867.0	938.2	85.3	344.1	456.9	3,691.5

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

7.	STAFF COSTS—(Continued)

(1)	The bonus listed above relates to the 12 months ended December 31, 2001. This bonus includes a deferred bonus which will be settled by shares issued from the Celltech Group plc Employee Share Trust over a period of two years. The deferred bonus amounts to 50% of the total.
(2)	Certain Directors are also members of the Celltech Pension and Life Assurance Scheme, the potential benefits arising from which are separately disclosed. The pension payments included above relate to additional payments made to the Directors to compensate for the earnings cap. Dr Ney was not subject to the cap. Mr Cartmell’s pension payments are in respect of the period from September 11, 2000.
(3)	The payments relate to the period January 1, 2001 to July 31, 2001 when Mr Ferguson resigned. Mr Ferguson also received a bonus of £53,100 in February 2001 in relation to the year ended December 31, 2000. Mr Ferguson was also a member of the Medeva Senior Executive Pension Plan (“MSEPP”), the potential benefits arising from which are separately disclosed.
(4)	Includes £12,000 annual payments as Chairman of the Science Council.
(5)	Includes £5,000 annual payments as Chairman of the Audit Committee.
(6)	Includes £5,000 annual payment as Chairman of Medeva Pension Trustees.

Name of Director	Age	Service	Increase in annual pension accruing in 2001	Accrued annual pension at December 31, 2001	Increase in transfer value of pension arising in 2001
P V Allen	46	10 years	£3,349	£31,452	£26,118
S C Cartmell	42	1 year	£3,185	£3,982	£20,106
Dr M G Lee	43	3 years	£3,223	£10,342	£22,478
Dr U M Ney	50	13 years	£17,207	£79,146	£193,093
J Ferguson	46	8 years	£2,695	£24,115	£22,984

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

7.	STAFF COSTS—(Continued)

	Salary/fees year ended December 31, 2000	Bonus year ended December 31, 2000	Benefits in Kind year ended December 31, 2000	Compensation for loss of office December 31, 2000	Pension year ended December 31, 2000	Total year ended December 31, 2000
	(in £ thousands)
Executive Directors
Dr Peter J. Fellner(2)	357.6	330.0	17.1	—	185.6	890.3
Peter V. Allen(2)	257.5	186.0	14.7	—	44.9	503.1
Simon C. Cartmell(3)	77.6	46.0	3.4	—	—	127.0
John Ferguson(4)	162.3	—	10.4	—	33.3	206.0
Dr Robert C. Jackson(5)	112.5	—	5.8	307.1	26.9	452.3
Dr Melanie G. Lee(2)	198.8	121.6	13.9	—	17.1	351.4
Dr Ursula M. Ney(6)	135.0	93.0	8.5	—	12.8	249.3
Garry Watts(7)	173.3	—	8.0	612.8	46.8	840.9

Non-Executive Directors
John B.H. Jackson	90.0	—	—	—	—	90.0
John W. Baker(1)	30.0	—	—	—	—	30.0
Hugh R. Collum	40.0	—	—	—	—	40.0
Sir Tom Blundell(8)	37.0	—	—	—	—	37.0
Dr Bill Bogie(9)	—	—	—	851.9	—	851.9
Professor Chris R.W. Edwards	25.0	—	—	—	—	25.0
Dr Marvin E. Jaffe	25.0	—	—	—	—	25.0
Mick G. Newmarch(10)	30.0	—	—	—	—	30.0
Dr Barry Price(11)	12.5	—	—	—	—	12.5
Dr Peter Read(1)	19.0	—	—	—	—	19.0

	1,783.1	776.6	81.8	1,771.8	367.4	4,780.7

(1)	Payments represent three-quarters of annual fees as these Directors were appointed during the year. In addition to the above, Mr Baker received £23,748 during the year and Dr Read received £6,750 during the year for services as non-Executive Directors of Medeva.
(2)	The bonus paid on January 1, 2001 related to the 16 months ended December 31, 2000. The bonus reported in the above table reflects on a pro-rata basis the bonus allocable to the 12 months ended December 31, 2000. This bonus includes the deferred bonus which will be settled by the issuance of shares from the Celltech Group plc Employee Share Trust over a period of two years. The deferred bonus represents 50% of the total bonus.
(3)	Payments relate to the period from September 28, 2000, when Mr Cartmell was appointed to the Board of Directors, to December 31, 2000. The bonus for Mr Cartmell includes the deferred bonus which will be settled by the issuance of shares from the Celltech Group plc Employee Share Trust over a period of two years. The deferred bonus represents 50% of the total bonus.
(4)	Payments relate to the period from January 26, 2000, when Medeva was acquired by Celltech, to December 31, 2000. The pension contributions are in relation to the Medeva Senior Executive Additional Pension Plan (“MSEAPP”). The plan is a defined contribution plan whereby Celltech contributes up to 25% of the Executive Director’s salary above the earnings cap, to fund additional pension provisions for the Executive Director. In addition, Mr Ferguson was also a member of the Medeva Senior Executive Pension Plan (“MSEPP”), the potential benefits arising from which are separately disclosed. The ‘Pension’ column includes a payment of £13,693 in relation to additional salary which was provided to compensate for the additional income tax due on contributions to the MSEAPP. Mr Ferguson also received a bonus of £26,650 in March 2000 in relation to the year ended December 31, 1999 for his past services as a Medeva Director.
(5)	Payments relate to the period from January 1, 2000 to May 28, 2000 when Dr Jackson resigned from Celltech.

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

7.	STAFF COSTS—(Continued)

(6)	Payments relate to the period from May 25, 2000, when Dr Ney was appointed to the Board of Directors, to December 31, 2000. The bonus for Dr Ney includes a deferred bonus which will be settled by shares issued from the Celltech Employee Share Trust over a period of two years. The deferred bonus amounts to 50% of the total.
(7)	Payments are for the period from January 26, 2000, when Medeva was acquired by Celltech, to September 30, 2000, when Mr Watts resigned. The pension contributions are in relation to payments made to Mr Watts in lieu of contributions to the MSEAPP. Mr Watts also received a bonus of £50,000 in February 2000 in relation to the year ended December 31, 1999 for his past services as a Medeva Director.
(8)	Includes £12,000 annual payments as Chairman of the Science Council.
(9)	Dr Bogie received a bonus of £78,400 in February 2000 in relation to the year ended December 31, 1999 for his services as Chief Executive of Medeva. In addition to the payments noted above, Dr Bogie was appointed as a consultant to Celltech entitling him to payment of £350,000 into a Funded Unapproved Retirement Benefits Scheme in 2000 and £150,000 in 2002.
(10)	Includes £5,000 annual payments as Chairman of the Audit Committee.
(11)	The payment to Dr Price relates only to the period from January 1, 2000 to May 25, 2000, when Dr Price resigned.

The Executive Directors who were Directors of Medeva prior to the merger are members of the Medeva Senior Executive Pension Plan (“MSEPP”). The MSEPP is a funded, Inland Revenue approved, final salary, occupational pension scheme providing a pension of up to two-thirds final pensionable salary by a normal retirement age of 60. The potential benefits arising from the MSEPP in 2000 are as follows:

Name of Director	Age	Years of Service	Increase in Annual Pension Accruing in 2000	Accrued Annual Pension at December 31, 2000	Increase in Transfer Value of Pension Arising in 2000
G. Watts	44	5	£2,452	£14,280	£22,472
J. Ferguson	46	7	£3,300	£21,240	£23,086

The figures for Mr Watts relate to the period from January 26, 2000 to September 30, 2000. The figures for Mr Ferguson relate to the period from January 26, 2000 to December 31, 2000.

8.	TAXATION

Celltech Group plc and each of its UK subsidiaries file separate income tax returns with the Inland Revenue in the United Kingdom. Subject to certain restrictions, the net income/loss in one UK Group company can be offset against the net loss/income of another UK Group company in the year in which such losses arise. The US subsidiaries file a consolidated federal tax return in the United States.

For the years ended December 31, 2002, 2001 and 2000 the income tax expense comprised the following:

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

8.	TAXATION—(Continued)

	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000
	(£ million)
UK corporation tax charge at 30% (2001:30%, 2000:30%)	0.7	5.0	24.0
Utilization of tax losses	(0.7)	(5.0)	—
Double taxation relief	—	—	(23.3)

UK corporation tax	—	—	0.7

Overseas—US federal and state tax	4.7	2.1	(8.4)
—deferred tax	2.9	6.0	11.3
Withholding tax suffered on overseas receipts	—	—	0.3

Overseas taxation	7.6	8.1	3.2

Group tax charge before restructuring items and goodwill	7.6	8.1	3.9
Deferred tax credit on goodwill	(5.1)	(5.2)	(5.0)

Group tax charge/(credit)	2.5	2.9	(1.1)

An analysis of the (loss)/profit before taxation by UK and overseas is set forth below:

	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000
	(£ million)
Analysis of (loss)/profit before taxation
UK	(1.8)	(33.5)	(148.7)
Overseas	52.2	(19.1)	(276.9)

	50.4	(52.6)	(425.6)

The deferred tax credit on goodwill arises as a result of the adoption of FRS 19 Deferred Tax during 2001. The standard requires that a full provision is recognized for deferred tax liabilities including those in respect of goodwill on which tax benefits are obtained. This resulted in the Group recognizing an additional deferred tax liability on the acquisition of Medeva of £15.3 million, recorded as a prior year adjustment in 2001, of which £5 million has been taken as a credit in 2000 and £5.2 million has reversed in 2001 and the remaining £5.1 million has reversed in 2002.

The table below reconciles the Group’s tax expense for the years ended December 31, 2002, 2001 and 2000 to the expected tax charge, computed by applying the UK tax rate of 30% (2001 30%, 2000 31%) to (loss)/profit on ordinary activities before taxation.

	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000
	(£ million)
Expected tax credit at UK corporation tax rate	(13.0)	(15.8)	(127.7)
Goodwill	23.3	23.4	124.8
Timing differences	(6.5)	0.3	(5.8)
Tax losses (utilized)/not utilized	(1.3)	(5.0)	7.6

Taxation charge	2.5	2.9	(1.1)

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

8.	TAXATION—(Continued)

The deferred taxation provision at the end of the year is set out below:

	December 31, 2002	December 31, 2001
	(£ million)
Deferred taxation
Accelerated capital allowances	3.6	6.1
Other non-current tax liabilities	53.7	59.4

	57.3	65.5

The movement in the provision in the year is set out in Note 20.

There are taxation losses of approximately £291 million (2001: £278 million) which have not been recognized.

9.	EARNINGS PER SHARE

The basic loss per share is based upon a loss of £46.0 million (2001: loss £55.7 million, 2000: loss £424.7 million,) after deduction of accrued unpaid preference share dividends of £0.2 million (2001: £0.2 million, 2000: £0.2 million) and a weighted average number of shares in issue of 275.4 million.

In addition for the year ended December 31, 2002, the earnings per share before goodwill and restructuring items is provided which is based on a profit of £42.6 million (2001: profit of £39.5 million).

This is reconciled to the loss of £46.0 million (2001: loss of £55.7 million) as set out below:

	Year to December 31, 2002	Year to December 31, 2001
	(£ million)
Attributable loss	(46.0)	(55.7)
Goodwill amortization	93.7	92.6
Restructuring costs	—	7.8
Tax on goodwill	(5.1)	(5.2)

Adjusted profit	42.6	39.5

The diluted earnings/(loss) per share takes into account the dilutive effect of share options and convertible preference shares.

A reconciliation between the number of shares used in the calculation of the basic and diluted earnings/(loss) per share is shown in the table below:

	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000
	(Number million)
Basic weighted average number of shares	275.4	274.5	262.8
Share options	0.6	2.6	4.7
Convertible preference shares	1.9	1.9	1.8

Diluted weighted average number of shares	277.9	279.0	269.3

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

9.	EARNINGS PER SHARE—(Continued)

Due to the loss making position of the Group, the exercise of share options and conversion of preference shares do not increase the basic loss per share and therefore according to FRS14 the basic and diluted loss per share remain the same.

10.	RESEARCH COLLABORATIONS

The total research and development expenditure during 2002 was £95.7 million (2001: £90.7 million, 2000: £74.8 million). The total external costs incurred (including costs incurred on collaboration projects) were £23.9 million during 2002 (2001: £22.5 million, 2000: £21.7 million). The remaining costs relate to internal costs of research and development.

The Group’s significant research and development collaborations are set out below:

Amgen (Sclerostin)

In May 2002 we entered into a collaboration arrangement with Amgen Inc for the research, development and global commercialization of novel treatments for osteoporosis, utilizing our proprietary antibody fragment technology.

Under the terms of the arrangement Celltech will pay a proportion of all development costs up until the end of Phase II. At the start of Phase III, Celltech has the option to co-invest in late stage development and will then lead promotional activities in the European Union. Amgen will lead promotion in North America and Japan. Alternatively, at Celltech’s option, Amgen will become the exclusive licensee for this program and will continue to develop and market products using our antibody fragment technology on a worldwide basis. Celltech would then receive royalties based on sales achieved by Amgen.

The Sclerostin program is currently in late stage research, involving target validation and antibody generation activities.

Biogen (CDP571)

In April 2002 Celltech signed a development and marketing collaboration agreement with Biogen Inc. under which Celltech and Biogen agreed to collaborate on the development and commercialization of a humanized anti-TNF alpha antibody CDP571.

Biogen shared development costs up until the publication of the Phase III trial data in July 2002.

Following the publication of the study results, the commercial opportunity with CDP571 is currently being assessed, including its potential use on a named patient basis. As at December 31, 2002 CDP571 stock with a cost of £7.5 million is held.

Seattle Genetics (Antibody drug conjugates)

In March 2002 we entered into a multi-target collaboration with Seattle Genetics Inc. to use their antibody drug conjugate technology with our antibodies or antibody fragments directed against specific diseases, including immunological and oncology targets. We are paying service and reagent fees and may additionally make progress dependent milestone payments and pay royalties to Seattle Genetics on net sales of any resulting products.

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

10.	RESEARCH COLLABORATIONS—(Continued)

We will be responsible for all costs associated with the development, manufacturing and marketing of any products generated as a result of this agreement.

No products are currently under development.

Abgenix (SLAM Antibody technology)

In October 2001 the Group entered into an agreement with Abgenix Inc. to access their Selected Lymphocyte Antibody Method (SLAM) technology to increase the throughput and diversity of our antibody platform. The key elements of the arrangement involved a $17 million license fee paid by Celltech for access to the technology. This has been capitalized as an intangible asset. Royalties are payable to Abgenix on successful commercialization.

The SLAM technology has been incorporated into the Group’s current operations. The Group has not made any further payment to Abgenix in the periods under review. No products arising from the technology are currently in clinical development.

NeoGenesis (Ultra high throughput screening technology)

In July 2001 we entered into a research collaboration with NeoGenesis Inc. a privately held biotechnology company based in Cambridge.

Under the terms of the agreement, Celltech will provide disease targets against which NeoGenesis will apply its screening technology to identify new drug discovery leads. Celltech will be responsible for the commercialization of all products arising from the collaboration and will make royalty payments to NeoGenesis on sales of such products. We also made a $10 million equity investment in NeoGenesis as part of the agreement; we hold this at cost within long-term investments on our balance sheet.

Subsequent to the initial 18 months of the agreement, Celltech can terminate the contract provided 90 days written notice is given to NeoGenesis, otherwise the research term runs to December 31, 2005. During the research term and provided that the agreement has not been terminated, Celltech provides research funding to NeoGenesis.

Pfizer (CDP870)

In March 2001, Celltech entered into an exclusive worldwide development and marketing agreement with Pfizer regarding CDP870. CDP 870 is being developed for rheumatoid arthritis (RA) and Crohn’s disease and may be developed for further autoimmune or inflammatory diseases.

Celltech’s collaboration with Pfizer provides for Celltech to have co-development and co-promotion rights in the US, EU (apart from Austria and Greece), Norway and Japan. Celltech will earn a share of the profits arising from product sales in RA and Crohn’s disease, in these countries and will receive royalties on sales elsewhere. Celltech received an initial amount of $50 million on entering into the agreement of which $25 million represented an up front signature fee and $25 million represented a contribution to future research and development expenditure in the Crohn’s indication.

Pfizer initiated Phase III dosing in October 2002 triggering a further $10 million milestone payment to Celltech.

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

10.	RESEARCH COLLABORATIONS—(Continued)

A further $220 million of milestone payments will become payable to us dependent on the attainment of regulatory approval and the achievement of certain sales thresholds.

The CDP870 collaboration is of a long-term strategic nature. Pfizer retains the right to terminate the agreement at any time and for any reason as long as three months written notice is provided to Celltech. However, under such circumstances the full rights to CDP870 revert to Celltech.

Pfizer are managing the overall program and leading the development in the RA indication. Above an agreed threshold we participate in the expenditure for this indication. The co-funding arrangements have been triggered during 2003. Celltech is leading the development in Crohn’s and will fund the majority of costs although we did received $25 million up front from Pfizer for such costs, as described above.

Under UK GAAP, we have recognized the non-refundable signature fee and milestone received to date as a component of ‘other income’. The $25 million research funding was deferred until we had incurred the related expenditure. Under US GAAP we are treating the entire CDP 870 collaboration as a multi-element contract and have deferred recognition of income in accordance with SAB 101.

Johnson & Johnson (KDR Kinase)

In January 2001 Celltech announced a worldwide collaboration for the discovery, development and commercialization of a class of orally active compounds for the treatment of cancer.

Under the terms of the agreement, Johnson & Johnson will be responsible for all costs associated with worldwide development and commercialization. Celltech will receive development milestones and royalties on future product sales.

No compounds are currently in the development stage.

Bristol Myers Squibb (BMS 275291)

In February 1998 the Group (through Chiroscience) entered into a collaboration arrangement with Bristol Myers Squibb. Pursuant to this agreement, BMS licensed from the Group rights to the Group’s Matrix Metalloprotease inhibitors (MMPIs). The collaboration provides for BMS to undertake the development of such MMPIs for use in the field of oncology, Celltech would receive milestones and royalties on successful development and launch.

No products under this collaboration have to date been successfully launched.

AstraZeneca (Aggrecanase inhibitors)

In October 1995 Celltech entered into a collaboration with Zeneca (now AstraZeneca) regarding the use of gelatinase inhibitors as potential treatments for cancer. This agreement was subsequently expanded to include aggrecanase inhibitors. AstraZeneca continues to pursue novel inhibitors of aggrecanase as potential treatments for osteoarthritis. Celltech will receive progress related milestone payments and royalties on future sales of any products arising from this collaboration. Due to the nature of the collaboration we do not incur any development expenditure.

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

10.	RESEARCH COLLABORATIONS—(Continued)

Merck (PDE4)

Phosphodiesterase 4 (PDE4) is a mediator of underlying inflammation in a number of diseases, including respiratory disorders such as asthma and chronic obstructive pulmonary disorder.

Celltech entered into an agreement with Merck in September 1994 for the development of PDE4 inhibitors. Under the terms of the agreement Merck is responsible for all development costs. Celltech is entitled to milestone payments and royalties on worldwide product sales. However, Celltech at its option can participate in Phase III development and obtain an enhanced royalty.

Due to the nature of the collaboration arrangement we have not incurred any costs on development nor have we received any milestone payments over the last three years.

Wyeth (Cytotoxic conjugates)

In 1991 Celltech entered into a collaboration with Wyeth for the research, development and commercialization of antibody cytotoxic conjugates as novel oncology treatments. The first product arising from this collaboration, MylotargTM, was approved by the FDA in May 2000 for the treatment of acute myeloid leukemia in relapsed patients over 60 years of age who are not considered candidates for other cytotoxic chemotherapy. A further product arising from this collaboration, CMC-544, is currently in preclinical development and is expected to enter clinical development during 2003 in Non-Hodgkins lymphoma. Celltech and Wyeth will not develop any further treatments under this collaboration.

Under the terms of the collaboration, Wyeth is responsible for clinical development and Celltech contributes a portion of clinical development costs. Under this collaboration we have incurred £3.0-£4.5 million of costs in each of the last three years. We expect to incur a similar level of costs during 2003. Celltech receives royalties on world-wide sales of any products that are successfully commercialized. For the year ended December 31, 2002 Celltech received royalties totalling £2.7 million arising from sales of Mylotarg®.

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

11.	INTANGIBLE FIXED ASSETS

	Goodwill	Intangible assets	Total
	(£ million)
Cost
At January 1, 2001	976.2	—	976.2
Medeva amendments (Note 22(i))	2.9	—	2.9
Thiemann (Note 22(ii))	32.6	—	32.6
Abgenix (see below)	—	11.8	11.8

At December 31, 2001	1,011.7	11.8	1,023.5
Dipentum	—	35.3	35.3
Other	—	1.4	1.4
Exchange	—	(0.4)	(0.4)

At December 31, 2002	1,011.7	48.1	1,059.8

Amortization
At January 1, 2001	432.6	—	432.6
Amortization charged in the year	92.6	—	92.6

At December 31, 2001	525.2	—	525.2
Amortization charged in the year	93.7	1.0	94.7

At December 31, 2002	618.9	1.0	619.9

Net book value at December 31, 2002	392.8	47.1	439.9

Net book value at December 31, 2001	486.5	11.8	498.3

Net book value at December 31, 2000	543.6	—	543.6

The goodwill amortization charge for 2002 reflects a full year of ownership of Medeva (£88.3 million), Cistron (£0.7 million) and Thiemann (£4.7 million).

During July 2002, the Group announced that it had entered into arrangements with Pfizer to access its product Dipentum in the US and European markets. The European product rights were acquired outright for $20 million. The US agreement provided Celltech with exclusive sales, marketing and distribution rights until January 2005 at which time Celltech can acquire the product outright at its option for $5 million. The substance of the US transaction is that of an outright acquisition settled through a series of payments which are capital in nature over the period to January 2005 followed by the $5 million exercise element. In accordance with FRS 5, Reporting the Substance of Transactions, the Group has capitalized the total of these $35.4 million payments. The total capitalized for the European and US rights is thus $55.4 million (£35.3 million). The total capital payments made during 2002 amounted to £14.7 million. The Dipentum asset is being amortized over 15 years which is based on the Directors’ estimate of useful economic life. In estimating the useful life the Directors have had regard to market projections, barriers to entry and risk of generic products and substitutes. Dipentum sales recorded by the Group in 2002 post acquisition are £4.6 million.

The goodwill amortization charge in 2001 reflects a full year of ownership of Medeva (£90.7 million) and Cistron (£0.7 million). The acquisition of Thiemann was effective from October 1, 2001 and a three month charge (£1.2 million) is therefore reflected in 2001.

The intangible addition in 2001 is in respect of the payment of $17 million (£11.8 million) to Abgenix for extensive access to its SLAM (Selective Lymphocyte Antibody Method) technology. Amortization has not been charged on this in the year as the Directors consider that it has an indefinite life.

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

11.	INTANGIBLE FIXED ASSETS—(Continued)

As required by FRS 10, Goodwill and Intangible Assets, the Directors have undertaken an impairment review to support the carrying value. The SLAM technology has been combined with the Group’s existing antibody technologies in order to expand the breadth of the antibody pipeline and extend the repertoire of drug targets. The technology is seen as core to Celltech’s research activities and will continue to benefit the Group for the foreseeable future, accordingly Celltech has rebutted the presumption that useful economic life should be no longer than 20 years as permitted by FRS 10 Goodwill and Intangible Assets. As required by FRS 10 this matter will be kept under review and SLAM will be subject to an annual impairment review.

12.	TANGIBLE FIXED ASSETS

	Land & Buildings		Plant & Machinery
	Freehold land	Leasehold properties and improvements	Owned	Leased	Total
	(£ million)
Cost:
At January 1, 2001	33.8	21.9	65.7	2.5	123.9

Acquisition of subsidiary—Thiemann	1.4	—	0.1	—	1.5
Additions	3.2	2.3	10.6	—	16.1
Disposals	(0.6)	—	(1.5)	(0.8)	(2.9)
Exchange	0.9	0.1	1.2	—	2.2

At December 31, 2001	38.7	24.3	76.1	1.7	140.8
Additions	0.2	1.0	10.6	—	11.8
Disposals	—	—	(0.8)	(0.9)	(1.7)
Transfers	(1.9)	—	1.6	—	(0.3)
Exchange	(3.5)	(0.2)	(4.8)	—	(8.5)

At December 31, 2002	33.5	25.1	82.7	0.8	142.1

Depreciation:
At January 1, 2001	1.9	4.8	18.3	0.6	25.6
Provided during the period	1.1	1.1	10.0	0.4	12.6
Disposals	(0.3)	—	(0.8)	(0.3)	(1.4)
Exchange	0.1	—	0.4	—	0.5

At December 31, 2001	2.8	5.9	27.9	0.7	37.3
Provided during the period	1.0	1.3	10.8	0.2	13.3
Disposals	—	—	(0.5)	(0.4)	(0.9)
Transfers	—	—	(0.3)	—	(0.3)
Exchange	(0.5)	(0.1)	(1.9)	—	(2.5)

At December 31, 2002	3.3	7.1	36.0	0.5	46.9

Net Book Value:
At December 31, 2002	30.2	18.0	46.7	0.3	95.2

At December 31, 2001	35.9	18.4	48.2	1.0	103.5

Included in the above are items held under finance leases with a net book value of £1.4 million (2001: £2.4 million).

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

12.	TANGIBLE FIXED ASSETS—(Continued)

The Group has assets in the course of construction or commissioning which are not depreciated of £18.4 million (2001: £24.7 million).

13.	INVESTMENTS

Long term investments

	Year ended December 31, 2002	Year ended December 31, 2001
	(£ million)
Investment in own shares (held in Chiroscience ESOP)	0.3	0.3
Investment in NeoGenesis	7.0	7.0
Convertible loan note received	32.9	31.0

	40.2	38.3

Movements in investments during the year are as follows:

At January 1	38.3	25.3
Investments reclassified from other debtors	1.9	—
Convertible loan note received	—	6.0
Investment in companies	—	7.0

At December 31	40.2	38.3

Loans to subsidiary undertakings have been subordinated by Celltech Group plc in favor of any third party liabilities that may accrue.

Investments include two five year convertible loan notes issued by PowderJect Pharmaceuticals plc, one for £25 million issued on October 2, 2000 and a second for £6 million issued on March 30, 2001. These were issued at par, pay interest half yearly at 4% per annum and have a yield to maturity of 7%. Interest is being accrued and credited in the profit and loss account at the 7% rate. The loan notes are convertible by Celltech into PowderJect ordinary shares at a fixed price of £7.19. The loan notes can be redeemed at par by PowderJect, subject to the payment of a redemption premium of 13% per annum thereon. If the notes are not converted to PowderJect ordinary shares within 5 years of issue they will be redeemed at 117.6% of par value.

A loan note of SwF 4.25 million (£1.9 million) issued by Tillotts Pharma AG has been reclassified from other debtors to long term investments during the year. This loan note was issued to Medeva on April 26, 1999. The loan note bears interest at 4% per annum and is repayable in annual installments dependent on the underlying adjusted profits of Tillotts Pharma AG, or at the latest by December 31, 2011. In line with the loan agreement no payments of principal have yet to be received, accordingly the loan note has been reclassified to reflect its long term nature.

In 2001, Celltech acquired a minority interest in NeoGenesis for $10 million (£7.0 million). This investment is of a long term strategic nature and is carried in the balance sheet at the lower of cost and net realizable value to the Group. In total, 1,675,042 shares of common stock are owned by Celltech representing approximately a 7% shareholding in NeoGenesis.

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

14.	STOCK

	December 31, 2002	December 31, 2001
	(£ million)
Raw materials and consumables	5.8	6.6
Work in progress	7.9	13.2
Finished goods and goods for resale	10.6	19.3
Clinical trials material	19.1	6.6

	43.4	45.7

The difference between purchase price or production cost of stocks and their replacement cost is not material.

The clinical trials material amount comprises £7.5 million (2001: £5.0 million) of CDP571 stock and £0.4 million (2001: £1.6 million) of other materials.

The provision held against stock and movement in the period are as follows:

	2002	2001	2000
	(£ million)
At January 1	5.9	9.8	—
Acquisitions	—	—	6.6
Utilized	(1.4)	(3.6)	(2.3)
Profit and loss account	0.8	(0.3)	5.2
Exchange	—	—	0.3

At December 31	5.3	5.9	9.8

15.	DEBTORS

	December 31, 2002	December 31, 2001
	(£ million)
Trade debtors	50.0	56.7
Other debtors	13.7	15.5
Prepayments and accrued income	12.9	10.5

	76.6	82.7

Other debtors includes £5.9 million (2001:£5.7 million) which is recoverable in more than one year. The 2002 figures relate to $3 million (£1.9 million) of deferred consideration in respect of the disposal of Armstrong, $3.3 million (£2.1 million) of funds moved to a RABBI trust account in accordance with pension scheme rules in the US, and £1.9 million of rolled up PowderJect interest (see Note 13).

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

15.	DEBTORS—(Continued)

The provision held against doubtful debtors and movement in the period are as follows:

	2002	2001	2000
	(£ million)
At January 1	1.5	1.8	—
Acquisitions	—	—	2.8
Profit and loss account	0.3	(0.3)	(1.0)
Exchange	(0.1)	—	—

At December 31	1.7	1.5	1.8

During the period no material amounts have been written off.

16.	EQUITY INVESTMENTS

	December 31, 2002	December 31, 2001
	(£ million)
Equity investments	—	2.0

During 2002 the Group completed the process of disposing of the equity investments which had been inherited as part of the Medeva acquisition and which had been held by that company due to its research and development relationships. In total during 2002 the Group disposed of 937,000 shares in Targeted Genetics Corporation and 207,500 shares in Matrix Pharmaceuticals Inc. The disposals generated cash of £1.1 million and resulted in a loss of £0.9 million which has been recorded within research and development expenditure.

17.	CASH AND LIQUID RESOURCES

Celltech manages its funds in a portfolio of cash, short term bank deposits and liquid resources, with maturities chosen to meet its short term and medium term requirements. The liquid resources are in fully negotiable instruments including treasury bills, certificates of deposit, bills of exchange and commercial paper and are managed by Royal London Cash Management and Royal Bank of Scotland.

	December 31, 2002	December 31, 2001
	(£ million)
Cash	81.1	36.3
Liquid resources	24.0	54.1

Total cash and liquid resources	105.1	90.4

Included within cash and liquid resources of £105.1 million is an amount of £7.2 million in respect of the alternative financing arrangements for methylphenidate (see Note 20). Of this amount £2.7 million is an insurance deposit (which will be returned to the Group with interest unless used to meet expenses of methylphenidate claims). The balance of £4.5 million is invested in a segregated fund in the name of the Company and is managed by one of the Group’s fund managers.

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

18.	CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

	December 31, 2002	December 31, 2001
	(£ million)
Trade creditors	24.5	36.9
Other creditors including taxation and social security	33.9	25.6
Accruals and deferred income	53.0	53.5
Senior loan notes	31.2	—
Deferred consideration	11.7	—
Leasing obligations	0.8	1.5
Corporate taxes	5.0	1.7

	160.1	119.2

The senior loan notes were issued on December 17, 1998 by Medeva PLC, by means of a private placement with US qualified institutional investors. They are unsecured, carry a fixed coupon rate of 6.51% and are due in December 2003.

19.	CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

	December 31, 2002	December 31, 2001
	(£ million)
Senior loan notes	—	34.5
Other creditors	2.9	4.0
Deferred consideration	8.9	5.8
Leasing obligations	0.9	1.3

	12.7	45.6

Other long term creditors of £2.9 million relate to pension obligations (2001:£4.0 million) in the US (see Note 28 Pension fund deficit).

The deferred consideration amounts disclosed in both current and long term creditors for 2002 relate to the amounts payable on acquisition of the rights to Dipentum in the US and Europe (see Note 11).

Obligations under finance and operating leases

Finance leases

	December 31, 2002	December 31, 2001
	(£ million)
Amounts payable:
within one year (see Note 18)	0.8	1.6
between one and two years	0.6	0.6
between two and three years	0.5	0.5
between three and four years	—	0.4
between four and five years	—	—
over five years	—	—
less: interest element	(0.2)	(0.3)

	1.7	2.8

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

19.	CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR—(Continued)

Operating leases

The Group has annual commitments under non-cancelable operating leases as follows:

	Land and buildings		Other
	December 31, 2002	December 31, 2001	December 31, 2002	December 31, 2001
	(£ million)
Operating leases which expire:
within one year	—	—	0.1	0.4
between two and five years	1.0	1.1	1.4	1.0
over five years	5.0	4.4	—	—

	6.0	5.5	1.5	1.4

The Group has total commitments under non-cancelable operating leases as follows:

	Land and buildings December 31, 2002	Other December 31, 2002
	(£ million)
Operating leases which expire:
within one year	—	0.4
one to two years	1.3	2.4
two to three years	0.2	2.5
three to four years	0.6	2.7
four to five years	—	—
five years	78.7	1.2

	80.8	9.2

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

20.	PROVISIONS FOR LIABILITIES AND CHARGES

	Deferred tax	Restructuring and other(i)	Business held for resale	Pensions	Non-insured claims(ii)	Total
	(£ million)
At January 1, 2001	56.4	6.0	4.7	1.9	—	69.0
Medeva adjustments (see Note 22)	(2.1)	5.6	—	—	—	3.5
Profit and loss account charge	6.0	7.8	—	—	—	13.8
Utilized in year	—	(8.0)	(4.7)	(0.3)	—	(13.0)
Currency translation	0.7	—	—	—	—	0.7
Transferred from/(to) creditors	4.5	—	—	(1.6)	—	2.9

At December 31, 2001	65.5	11.4	—	—	—	76.9
Profit and loss account charge	(2.2)	0.6	—	—	2.9	1.3
Profit and loss account release	—	(1.6)	—	—	—	(1.6)
Utilized in year	—	(7.2)	—	—	—	(7.2)
Currency translation	(4.4)	—	—	—	—	(4.4)
Transferred from/(to) creditors	(1.6)	(0.2)	—	—	—	(1.8)

At December 31, 2002	57.3	3.0	—	—	2.9	63.2

(i)	The remaining provision relates to restructuring charges booked during 2001 as described in Note 5, an amount of £2.0 million paid to ML Laboratories in January 2003 (see below) and £0.6 million of new provisions.
(ii)	Since September 20, 2001, the Group has been required to increase its levels of self insurance in respect of methylphenidate. The Group is self insured for the first £10 million of liability and has made alternative financing arrangements that provide an additional £40 million of financing for the next £40 million layer (this layer is thus still self insured albeit with available financing). The Group has successfully placed external product liability insurance coverage for £100 million in excess of £50 million and thereafter is self insured. Whilst no methylphenidate claims have been received since September 20, 2001, the Group has provided £2.5 million based on an external review of the likely liability associated with incidents that may arise from past sales. A further £0.4 million has been provided for product recall and other liabilities for which the Group has no external insurance.

Settlement with ML Laboratories: During the year Celltech negotiated a settlement to terminate certain co-development relationships with Innovata Biomed, a subsidiary of ML Laboratories, which had been inherited with the Medeva acquisition. The terms of the termination included a £4.0 million payment to ML Laboratories of which the final £2.0 million was paid in January 2003. The settlement allowed the release of the remaining provisions of £1.6 million held by the Group in relation to this matter. This provision had been established as part of the fair value adjustments on the Medeva acquisition. In total the settlement of this liability resulted in a credit of £3.1 million to the Group profit and loss account through the release of the provision discussed above and other stock and debtor provisions held in relation to the potential exposures.

21.	DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS

The disclosures below, with the exception of currency exposures, exclude short term debtors and creditors where permissible under FRS13. The following categories of short term creditor are included below: borrowing and leasing obligations and foreign currency denominated deferred consideration.

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

21.	DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS—(Continued)

The main risks arising from the Group’s use of financial instruments and the strategy for managing these are set out below:

Interest rate risk: The Group has £31.2 million (US$50 million) of fixed rate borrowings repayable in December 2003 in the form of a private placement which carries an interest rate of 6.51% (2001: 6.51%).

Liquidity risk: The Group ensures that it has sufficient long term funding and committed bank facilities to meet foreseeable peak borrowing requirements. As at December 31, 2002 the Group had £107.2 million of committed facilities, (2001:£125.5 million) of which £76.0 million were undrawn (2001: £91 million).

Foreign currency risk: Approximately 50% (2001: 42%) of the Group assets (excluding goodwill) are in the US. The Group’s only borrowing is denominated in US$ which provides a partial hedge against exchange gains or losses on these assets. However, the Group does not currently actively hedge against the effect of exchange rate differences resulting from the translation of foreign currency earnings but does, where appropriate, seek to hedge significant transactional exposures which includes hedging material surplus balances not denominated in the functional currency of the operating unit.

The Group uses financial derivatives, in particular forward exchange instruments, to manage the financial risks associated with the Group’s underlying business activity.

The Group does not undertake any trading activity in financial instruments.

Credit risk: A large number of major international financial institutions are counterparties to the foreign exchange contracts and deposits transacted by the Group. Counterparties for such transactions entered into during the year have a long term credit rating of A or better. The Group monitors its credit exposure to its counterparties, together with their credit ratings, and, by policy, limits the amount of agreements or contracts it enters into with any one party. The notional amounts of financial instruments used in interest rate and foreign exchange management do not represent the credit risk arising through the use of these instruments. The immediate credit risk of these instruments is represented by the fair value of contracts with a positive value.

Cash at bank and liquid resources principally comprise money market deposits, commercial paper and investments. The investments are with counterparties having strong credit ratings.

The Group considers the possibility of material loss in the event of non performance by a financial counterparty or the non payment of an account receivable to be unlikely, other than as already provided for in the accounts. However, the position is kept under review particularly having regard to the Group’s loan notes and long term debtor balances (see Note 15).

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

21.	DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS—(Continued)

(a)	Interest rate risk

	At fixed interest	Interest free	Total	At fixed interest	Interest free	Total
	2002	2002	2002	2001	2001	2001
	(£ million)
Interest rate risk profile of financial liabilities
Sterling	1.7	—	1.7	2.8	1.0	3.8
US Dollar	31.2	23.5	54.7	34.5	3.0	37.5
Swiss Francs	—	—	—	—	5.8	5.8
Preference shares	3.4	2.4	5.8	3.4	2.2	5.6

	36.3	25.9	62.2	40.7	12.0	52.7

	Weighted average interest rates	Weighted average period for which rates are fixed	Weighted average interest rates	Weighted average period for which rates are fixed
	2002	2002	2001	2001
	%	Months	%	Months
Fixed rate financial liabilities
Sterling	6.7	35	7.2	35
US Dollars	6.5	12	6.5	24
Preference shares	6.9	3	6.9	15

	6.6	12	6.6	24

The interest free liabilities are in relation to Dipentum deferred consideration, pension obligations provided in the US and accrued preference share dividends. Preference shares and the related dividend accrual (see statement of movement in shareholders’ funds) have been presented in accordance with FRS13 as financial liabilities of the Group.

The financial liabilities of the Group comprised:

	At December 31, 2002	At December 31, 2001
	(£ million)
Borrowings	31.2	34.5
Finance leases	1.7	2.8
Deferred consideration	20.6	5.8
Other creditors	2.9	4.0
Preference shares	5.8	5.6

	62.2	52.7

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

21.	DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS—(Continued)

	At fixed interest rates 2002	At floating interest rates 2002	Interest free 2002	Total 2002
	(£ million)
Interest rate risk profile of financial assets

At December 31, 2002
Sterling	31.0	32.5	1.9	65.4
US Dollar	—	59.8	11.0	70.8
Euro	—	12.7	—	12.7
Swiss Francs	1.9	0.1	—	2.0

	32.9	105.1	12.9	150.9

At December 31, 2001
Sterling	31.0	39.9	1.1	72.0
US Dollar	—	41.3	13.6	54.9
Euro	—	9.2	—	9.2
Swiss Francs	—	—	—	—

	31.0	90.4	14.7	136.1

Floating rate financial assets comprise cash deposits in the money market, certificates of deposit and commercial paper. These include deposits where the interest rate is fixed until maturity but, as the original maturity is less than one year, they are classified as floating fixed rate financial instruments. Fixed rate deposits comprise £32.9 million (2001: £31 million) convertible loan notes (see Note 13 for duration) carrying a weighted average interest rate to maturity of 6.8% (2001: 7%). The interest free assets in the current year relate to the investment in NeoGenesis (see Note 13) and long term debtors (see Note 15). In 2001 the interest free assets consisted of the NeoGenesis investment, the equity investments which were held by the Group (see Note 16) and long term debtors.

In the disclosures above and in (e) below, prior year figures have been adjusted to include preference shares and long term debtors in line with the current year presentation.

(b)	Currency exposures

The table below shows the Group’s transactional currency exposures that give rise to net currency gains and losses in the profit and loss account. Such exposures comprise the monetary assets and liabilities of the Group that are not denominated in the functional currency of the operating unit involved.

	Net monetary assets/(liabilities)
	US $	Euro	Other	Total
	(£ million)
At December 31, 2002	(5.9)	6.8	(0.2)	0.7
At December 31, 2001	—	2.9	0.1	3.0

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

21.	DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS—(Continued)

(c)	Maturity of financial liabilities

The maturity profile of the Group’s financial liabilities as at December 31, 2002 was as follows:

2002
(£ million)
In one year or less	49.5
In more than one year but not more than two years	6.3
In more than two years but not more than five years	6.4

62.2

(d)	Committed borrowing facilities

The facilities available as at December 31, 2002 were as follows:

	Committed	Undrawn
	(£ million)
Revolving credit facility	65.0	65.0
$50 million Senior loan notes	31.2	—
Overdraft facility	11.0	11.0

	107.2	76.0

Expiring in less than one year	42.2	11.0
Expiring in more than one year but less than two years	65.0	65.0

The committed bank facilities are subject to certain financial covenants which are tested twice annually. The group has no reason to believe that it will not be able to continue to meet the requirements of these covenants. The undrawn revolving credit facility has been renegotiated during the year and is now available until December 2005.

(e)	Fair value of financial instruments

	Book value December 31 2002	Book value December 31 2001	Fair value December 31 2002	Fair value December 31 2001
	(£ million)
Primary financial instruments:
Cash and short term deposits	105.1	90.4	105.1	90.4
Convertible loan note	32.9	31.0	32.9	31.0
Investment in NeoGenesis	7.0	7.0	7.0	7.0
Long term debtors	5.9	5.9	5.7	5.7
Other creditors	(2.9)	(4.0)	(2.9)	(4.0)
Finance leases	(1.7)	(2.8)	(1.7)	(2.8)
Senior loan notes	(31.2)	(34.5)	(31.2)	(34.5)
Deferred consideration	(20.6)	(5.8)	(20.6)	(5.8)
Equity investments	—	2.0	—	2.0
Derivative financial instruments—forward exchange contracts	—	—	8.8	1.9
Preference shares	(5.8)	(5.6)	(6.7)	(16.3)

	88.7	83.6	96.4	74.6

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

21.	DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS—(Continued)

Market values have been used to determine the fair value of short term deposits, equity investments and the derivative financial instruments. The Directors have assessed the fair value of the senior loan notes and convertible loan stock based on (i) the availability of alternative finance for the loan note and (ii) the risk premium attached to the convertible notes. It was determined in both cases that the book values fairly represented the actual value to the Company as at December 31, 2002. NeoGenesis is an unlisted company and as such it is difficult to obtain a fair market value. However, the Directors do not consider that there has been any material change in the value of the Group’s investment in this entity. Preference shares are convertible into Celltech ordinary shares at £3. The Group’s share price as of December 31 of each period has been used to determine the fair value of the preference shares. The share price at December 31, 2002 was £3.45 (2001: £8.74). Other amounts are determined to be equal to their book values.

(f)	Gains and losses on hedges

No financial instruments were held for the purposes of dealing or other financial instrument trading activities. Gains and losses on instruments used for hedging are not recognized until the exposure that is being hedged is itself recognized. The table below shows the extent to which the Group has unrecognized gains on financial instruments.

£m
Unrecognized gains at January 1, 2002	1.9
Additional gains on unrecognized positions at December 31, 2001 recognized in 2002	2.4
Total gains recognized in 2002	(3.7)
Unrecognized gains in the year on hedges taken out in 2001	3.2
Unrecognized gains in the year on hedges taken out in 2002	5.0

Total unrecognized gains at December 31, 2002	8.8

All the unrecognized gains as at December 31, 2002 are expected to be recognized during 2003. The unrecognized gains as at December 31, 2001 included £0.6 million of gains which are expected to be recognized in 2003.

22.	ACQUISITION OF SUBSIDIARY UNDERTAKINGS

(i)	Medeva

Fair value adjustments year ended December 31, 2000

On January 26, 2000, the Group acquired Medeva PLC. The acquisition was effected by canceling Medeva’s share capital and issuing to Medeva shareholders 34 new ordinary shares of Celltech for every 100 Medeva shares. This resulted in the issue of 118.2 million new Celltech ordinary shares.

The total cost of the acquisition was £937 million, comprising purchase consideration, at 776p per Celltech share (including £12 million for outstanding share options), and acquisition expenses of £8 million. In accordance with FRS 7, Fair Values in Acquisition Accounting, the consideration for the acquisition was calculated based on the Celltech share price on January 24, 2000. The share price on that date was 776p, compared to 485p on November 21, 1999, the day the merger was announced. The directors believe that the value of the Medeva business did not increase by a significant amount during the period and consequently recorded an impairment charge based on discounted future cash flows.

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

22.	ACQUISITION OF SUBSIDIARY UNDERTAKINGS—(Continued)

Goodwill of £954.1 million was capitalized and £353.9 million charged in 2000 to the profit and loss account to reflect the impairment. The remaining goodwill is being amortized over seven years, which is based on the directors’ estimate of useful economic life.

The assets and liabilities of Medeva acquired were as follows:

	Book value	Businesses for resale	Provisional fair value adjustments	Total provisional fair value
	(£ million)
Fixed assets—tangible	159.4	(80.3)	(11.4)	67.7
—intangible	69.4	—	(69.4)	—
Stocks	45.7	(21.0)	(0.6)	24.1
Debtors	75.8	(2.6)	(1.9)	71.3
Equity investments	14.4	—	0.7	15.1
Cash	17.0	—	—	17.0
Creditors	(100.4)	(44.8)	—	(145.2)
Loans and finance leases	(109.4)	0.5	—	(108.9)
Provisions for liabilities	(42.0)	—	13.1	(28.9)
Businesses held for resale	—	148.2	(78.0)	70.2

Net assets acquired	129.9	—	(147.5)	(17.6)
Total consideration				936.5

Goodwill				954.1
Impairment of goodwill				(353.9)

Goodwill after impairment				600.2

The material fair value adjustments to the net assets of Medeva were determined as follows:

Tangible fixed asset fair values have been based on the current market price where these are available. Otherwise fair values are derived from current replacement costs taking account of the remaining life of each asset.

Intangible assets held by Medeva consisted primarily of fees paid for licenses, trademarks and patents. These assets have not been capitalized separately from goodwill.

Listed equity investments were marked to market on the date of completion.

Medeva had a number of defined benefit pension schemes. The deficit on these schemes has been estimated at £1.9 million.

The assets of the vaccines manufacturing unit at Speke, the Inhalon and Armstrong businesses were all held for resale. The total proceeds were £70.2 million.

Fair value adjustments year ended December 31, 2001

During the year ended December 31, 2001, the Medeva fair values were finalized and are presented below.

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

22.	ACQUISITION OF SUBSIDIARY UNDERTAKINGS—(Continued)

	Provisional fair value 2000	Adjustments		Total fair value
	(£ million)
Fixed assets—tangible	67.7	2.8	(a)	70.5
Stocks	24.1	—		24.1
Debtors	71.3	2.1	(b)	73.4
Equity investments	15.1	(1.6	)(c)	13.5
Cash	17.0	—		17.0
Creditors	(145.2)	(1.4	)(d)	(146.6)
Loans and finance leases	(108.9)			(108.9)
Provisions for liabilities	(28.9)	(5.6	)(e)	(34.5)
Businesses held for resale	70.2	0.8	(f)	71.0

Net assets acquired	(17.6)	(2.9)		(20.5)

Goodwill as originally stated, after impairment (£954. million less £353.9 million)				600.2
FRS 19. Prior year adjustment			(g)	15.3

Original goodwill revised for FRS 19				615.5
Adjustments (as above)				2.9

Goodwill—final				618.4

The material adjustments to the provisional fair values of Medeva were determined as follows:

(a)	During 2001, the Group sold part of its French and Belgian businesses, realizing a profit of £2.8 million. On acquisition of Medeva the fair value of these operations had been assumed to be equivalent to book value.
(b)	Additional tax refunds of £2.1 million, over and above those that had been assumed were received during 2001.
(c)	As part of the Medeva acquisition, the Group inherited certain equity investments which had been purchased by Medeva as part of its research and development relationships. Due to the size of the holdings and the nature of the underlying relationships it has taken Celltech some time to dispose of these investments. The profits made on disposals during 2001 along with a write down required of the remaining holdings as at December 31, 2001 has been taken to goodwill. In total a net loss of £1.6 million has been adjusted.
(d)	Adjustment to reflect non-recoverable debtors and other additional liabilities of the Medeva Group.
(e)	This reflects the provision that has been determined to be required for additional onerous commercial contracts of the Medeva Group now identified, that were existent at the time of the transaction.
(f)	This reflects the final determination of the value of the businesses held for disposal in 2000.
(g)	This relates to the adjustment required on the adoption of FRS 19 as discussed in Note 8.

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

22.	ACQUISITION OF SUBSIDIARY UNDERTAKINGS—(Continued)

There have been no further fair value adjustments recorded during 2002.

(ii)	Thiemann

On October 1, 2001, the Group acquired effective control of Thiemann SA, the parent company of Celltech Pharma GmbH & Co KG (“Thiemann”).

The total cost of the acquisition was DM89.8 million (£28.8 million) and in addition Celltech inherited a loan of DM16.9 million (£5.4 million) that was immediately repaid on acquisition, and cash of DM9.6 million (£3 million). The total net cash outflow was thus DM97.1 million (£31.2 million) before costs of the acquisition of £0.4 million.

Goodwill of £32.6 million has been capitalized and is being amortized over seven years which is based on the Directors’ estimate of useful economic life.

The assets and liabilities of Thiemann acquired were as follows:

Total fair value As reported in 2001
(£ million)
Fixed assets —tangible(a)	1.4
—intangible(b)	—
Stocks(c)	1.8
Debtors(d)	1.3
Cash	3.0
Creditors	(1.8)
Provisions for liabilities(e)	(3.7)
Loans	(5.4)

Net liabilities acquired	(3.4)

Net liabilities acquired	3.4
Total consideration	28.8
Costs of acquisition	0.4

Goodwill	32.6

The fair value adjustments to the net assets of Thiemann were determined as follows in 2001:

(a)	Tangible fixed assets fair values have been based on current market price where these were available.
(b)	Intangible assets consisted of capitalized goodwill from prior Thiemann transactions. This has been subsumed into the overall goodwill on acquisition.
(c)	Stocks have been valued at the lower of replacement cost and net realizable value. Consequently promotional stocks held by Thiemann have been written off.
(d)	Net pension assets have been reduced by an actuarial valuation conducted as at December 31, 2001.
(e)	Provisions have been increased by £0.9 million for onerous contracts and £2.0 million for deferred taxation.

There have been no further fair value adjustments recorded during 2002.

(iii)	Cistron

On November 6, 2000, the Group acquired Cistron Biotechnology Inc. The acquisition was effected by canceling Cistron’s share capital and issuing to Cistron shareholders 0.0202 of a Celltech American

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

22.	ACQUISITION OF SUBSIDIARY UNDERTAKINGS—(Continued)

Depositary Share in exchange for each outstanding share of Cistron common stock. This resulted in the issue of 438,511 new Celltech American Depositary shares (877,022 ordinary share equivalent).

The total cost of the acquisition was £13.1 million, comprising purchase consideration, at £27.70 per Celltech ADS (£13.85 per Celltech share) and acquisition expenses of £1.0 million.

Goodwill of £6.8 million has been capitalized. The goodwill is being amortized over 10 years, which is based on the Directors’ estimate of useful economic life. The total net assets acquired were $9.2 million (£6.3 million).

The fair value of the assets acquired are not materially different from the book value. A substantial proportion of the separable net assets of Cistron comprised cash as set out below:

(£ million)
Cash acquired with Cistron	5.5
Cash consideration of acquisition (expenses)	(1.0)

Cash acquired less acquisition expenses	4.5

There have been no further fair value adjustments recorded during 2002 or 2001.

23.	BUSINESSES HELD FOR RESALE

Year ended December 31, 2001

During the first quarter of 2001 the Group completed the process of disposing of the businesses it had identified for resale upon the acquisition of Medeva.

The total receipts in 2001 from these disposals (primarily Armstrong) were £15.3 million.

24.	EUROPEAN ASSET SALES

During 2001 the Group disposed of its Belgian fine chemicals business and French ‘over the counter’ products for net proceeds of £3.0 million.

25.	SHARE OPTIONS

The Group operates a number of share option plans as follows:

(a)	Celltech Group 1993 Executive Share Option Scheme

Under the Celltech Group 1993 Executive Share Option Scheme (“1993 Executive Scheme”), Directors and senior employees of the Celltech Group may acquire ordinary shares in Celltech. It is divided into two sections, Section A and Section B. Section A has been approved by the Inland Revenue under the provisions of the Income and Corporation Taxes Act 1988. Section B is not approved by the Inland Revenue. No further options have been granted under it following the adoption of the Celltech Chiroscience Executive Share Option Scheme 1999 (see (i) below).

The 1993 Executive Scheme is only available to full-time executives who may, from time to time, be selected to participate. No eligible employee is entitled as of right to participate in the 1993 Executive

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

25.	SHARE OPTIONS—(Continued)

Scheme and options will normally only be granted within 42 days following the announcement of Celltech’s interim or final results. No options may be granted after 2003. The exercise of options may be subject to the satisfaction of performance targets set at the date of grant.

An option may not be granted in a ten-year period to any executive over ordinary shares in Celltech having an aggregate value exceeding four times his emoluments (as defined in the 1993 Executive Scheme) but leaving out of account options which have been exercised. Options may be granted to replace those already exercised if the Committee is satisfied that the grant of such options is justified by a significant improvement in the performance of Celltech in the previous two to three years.

The price per share payable on the exercise of an option is the greater of the middle market price of an ordinary share in Celltech on the day prior to the date on which the option is granted as derived from the Official List for that day and the nominal value of an ordinary share in Celltech.

Options, which are not transferable, may normally be exercised between the third and tenth anniversaries of the date of grant and while the participant remains an employee. Options may, however, be exercised earlier in certain circumstances (including on the option holder’s death, on a takeover offer becoming unconditional or on a winding-up of Celltech). No options were granted under the Scheme for the year ended December 31, 2002 and no further options will be granted under this Scheme.

(b)	Celltech Group 1993 Savings Related Share Option Scheme

Under the Celltech Group 1993 Savings Related Share Option Scheme (“1993 Savings Related Scheme”), all employees of the Celltech Group who are eligible to participate may acquire ordinary shares in Celltech. The 1993 Savings Related Scheme has been approved by the Inland Revenue under the provisions of the Income and Corporation Taxes Act 1988. No further options have been granted under it following the adoption of the Celltech Chiroscience Executive Share Option Scheme 1999.

Employees and full-time Directors in the United Kingdom who have been in employment for a continuous period beginning no later than 183 days before the invitation date are eligible to apply for options under invitations made following the announcement of Celltech’s final or interim results or approval of the 1993 Savings Related Scheme by the Inland Revenue. In order to be granted an option an eligible employee must take out a savings contract under which he contributes up to £250 per month, at present rates, for a period of three, five or seven years.

Options are granted over ordinary shares in Celltech having an aggregate exercise price equal to the total savings, plus bonus, under the related savings contract. No options may be granted under the 1993 Savings Related Scheme after 2003.

The price per share payable on the exercise of an option is the greater of not less than 80% of the middle market price of an ordinary share in Celltech on the day prior to the date on which invitations to apply for options are issued as derived from the Official List for that day and the nominal value of an ordinary share in Celltech.

Options, which are not transferable, may normally be exercised during the six-month period following completion of the related savings contract using the repayment of the savings together with the bonus. Options may be exercised earlier in certain circumstances (including on the option holder’s death, on a take-over offer becoming unconditional or on a winding-up of Celltech) but only to the extent that ordinary

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

25.	SHARE OPTIONS—(Continued)

shares in Celltech can be acquired with repayments made, together with interest, under the related savings contract. No options were granted under the Scheme for the year ended December 31, 2002. No further options will be granted under this Scheme.

(c)	Chiroscience Group (No. 1) Executive Share Option Scheme

Under this scheme, Directors and employees of the Chiroscience group were granted options to acquire shares in Chiroscience. As a consequence of the merger of Celltech and Chiroscience, participants now hold options over shares in Celltech. No further options will be granted under this scheme. This Scheme has been approved by the Inland Revenue under the Income and Corporation Taxes Act 1998.

Options, which are not transferable, may normally be exercised between the third and tenth anniversaries of the date of grant. Options may, however, be exercised earlier in certain circumstances (including on the option holder’s death). No options were granted under the Scheme for the year ended December 31, 2002. No further options will be granted under this Scheme.

(d)	Chiroscience Group (No. 2) Executive Share Option Scheme

Under this scheme, Directors and employees of the Chiroscience group were granted options to acquire shares in Chiroscience. As a consequence of the merger of Celltech and Chiroscience, participants now hold options over shares in Celltech. No further options will be granted under this scheme. This scheme has not been approved by the Inland Revenue under the Income and Corporation Taxes Act 1988.

Options, which are not transferable, may normally be exercised between the third and seventh anniversaries of the date of grant. Options may, however, be exercised earlier in certain circumstances (including on the option holder’s death and when the participant ceases to be a Director or employee of a Chiroscience group company by reason of disability, injury or redundancy).

Where an option has been exercised, but the shares have not been allotted or transferred to the participant, the Board may decide to pay the participant the cash equivalent of those shares instead. The cash equivalent is the middle-market quotation of those shares, as derived from the Official List on the dealing day prior to the exercise of the option. No options were granted under the Scheme for the year ended December 31, 2002. No further options will be granted under this Scheme.

(e)	The Chiroscience 1997 All Employee Share Option Scheme

Under this scheme, Directors and employees of the Chiroscience group were granted options to acquire shares in Chiroscience. As a consequence of the merger of Celltech and Chiroscience, participants now hold options over shares in Celltech. All performance criteria attached to the options were waived at the time of the merger. No further options will be granted under this scheme. This scheme has not been approved by the Inland Revenue under the Income and Corporation Taxes Act 1988.

No options were granted under the Scheme for the year ended December 31, 2002. No further options will be granted under this Scheme.

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

25.	SHARE OPTIONS—(Continued)

(f)	Darwin Molecular Technologies Inc. 1993 Stock Option Plan

Under this plan, selected Directors, employees, advisers and contractors of the Darwin Molecular Technologies Inc. (“Darwin”) group were granted incentive stock options and/or nonqualified stock options to acquire the common stock of Darwin. As a consequence of the purchase of Darwin by Chiroscience and the subsequent merger of Celltech and Chiroscience, participants now hold options over shares in Celltech.

Options, which are not transferable, are exercisable on a date normally specified by the Board, which may be no later than the tenth anniversary of the date of grant. Only specified percentages of the options are normally exercisable before the fourth anniversary of the date of grant. Options may be exercised earlier in certain circumstances (including on the option holder’s death, and when the participant ceases to be employed by a participating company by reason of total disability). No options were granted under the Scheme for the year ended December 31, 2002. No further options will be granted under this Scheme.

(g)	The Chiroscience Group Sharesave Scheme

Under this scheme, Directors and employees of the Chiroscience group were granted options to acquire shares in Chiroscience. As a consequence of the merger of Celltech and Chiroscience, participants now hold options over shares in Celltech. No further options will be granted under this scheme. This scheme has been approved by the Inland Revenue under the Income and Corporation Taxes Act 1988.

Participants who applied for options under this scheme also entered into an Inland Revenue approved savings contract (requiring monthly payments of not more than £250 over three or five years). Shares may only be acquired under this scheme on exercise of the option using the payments under this contract. Payments will be taken as including the specified bonus payable under the savings contract.

An option may not normally be exercised until the option holder has completed his savings contract and then not more than six months thereafter. However, early exercise is permitted in certain circumstances, including if an option holder ceases to be employed by reason of death, injury, disability or redundancy, or if the option holder is no longer eligible to participate but has held the option for over three years. No options were granted under the Scheme for the year ended December 31, 2002. No further options will be granted under this Scheme.

(h)	Celltech Chiroscience Savings Related Share Option Scheme 1999

Under this scheme, Directors and employees of the Celltech Group may acquire shares in Celltech. This scheme has been approved by the Inland Revenue under the provisions of the Income and Corporation Taxes Act 1988.

Employees and full time Directors (who are required to work more than 25 hours per week) who have been employed by the Celltech Group for a continuous period specified by the Board are eligible to participate in this scheme. The Board have a discretion to allow other employees to participate.

The Board will normally grant options within 42 days from the date on which Celltech releases its interim or final results. In order to be granted an option, a participant must enter into an Inland Revenue approved savings contract under which he contributes up to £250 per month for a period of three or five years.

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

25.	SHARE OPTIONS—(Continued)

Options are granted over ordinary shares in Celltech having an aggregate exercise price equal to the total savings, plus bonus, under the related savings contract.

The exercise price of an option is not less than the greater of 80% of the middle market price of an ordinary share in Celltech on the day prior to the date on which invitations to apply for options are issued as derived from the Official List for that day and the nominal value of ordinary shares in Celltech.

Options, which are not transferable, may normally be exercised during the six month period following completion of the related savings contract using the repayment of savings together with any bonus and interest. Options may be exercised earlier in certain circumstances (including on the option holder’s death, on the participant ceasing to be eligible to participate by reason of injury, disability or redundancy, on a take-over offer, or a reconstruction or winding-up of Celltech).

(i)	The Celltech Chiroscience Executive Share Option Scheme 1999

Under this scheme, Directors and employees of the Celltech Group may be granted options over ordinary shares in Celltech. In addition to the main scheme, which is not approved by the Inland Revenue, the scheme contains a “UK Approved Section” which has been approved by the Inland Revenue under the Income and Corporation Taxes Act 1988 and a “US Section” applicable to the grant of options to employees resident within the United States.

Directors (required to work at least 25 hours per week) and employees of the Celltech Group are eligible to participate. The Committee which administers this scheme has discretion to allow other employees, including those of jointly-owned companies (as defined) to participate.

Options may normally only be granted within 42 days of the dealing day following the announcement of Celltech’s interim or final results. The exercise of options is subject to a performance requirement.

No “A Option” (as designated by the Committee) may be granted in any year to any participant if the aggregate value of the shares subject to the options granted to him in that year exceeds that participant’s Group Remuneration (as defined). Options in total may not normally be granted if the aggregate market value of the shares subject to the options granted to him in that year would exceed 1.5 times his Group Remuneration.

The exercise price of an option is the middle-market quotation of those shares on the Official List on the dealing day last preceding the date of grant or, if the Committee so decides, the average for the three dealing days immediately preceding the grant or, if higher, the nominal value of the share.

Options, which are not transferable, may normally be exercised between the third and tenth anniversaries of the date of grant, provided the performance condition has been satisfied. Options may, however, be exercised earlier in certain circumstances, regardless of whether or not the performance condition has been satisfied (including on the option holder’s death, when the participant ceases to be a director or employee of a Celltech Group company by reason of disability, injury or redundancy, or a takeover, reconstruction or winding-up of Celltech).

Where an option has been exercised, but the shares have not been allotted to the employee, the Committee may decide to pay the participant the cash equivalent of those shares to the participant instead.

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

25.	SHARE OPTIONS—(Continued)

The cash equivalent is the average of the middle-market prices of those shares, as derived from the Official List, on the three dealing days prior to the exercise of the option. The Committee may not elect to provide the cash equivalent on exercise of an option under the UK Approved Section.

Where options are granted under the “UK Approved Section”, no options may be granted if, at the time of grant, this would cause the aggregate market value of shares under option in pursuance of any approved share option scheme, not being a savings-related share option scheme, established by Celltech or an associated company, to exceed £30,000. Prior Inland Revenue approval is required for adjustments to options or to any amendments to this scheme. Under the US Section, incentive stock options, unqualified stock options or stock appreciation rights may be granted to participants at the sole discretion of the Committee. The Committee shall also determine the term of the option or right and whether it can be exercised in installments. Options and rights under the US Section may not be granted in excess of an aggregate of approximately 5% of the issued ordinary share capital of Celltech. No options were granted under the Scheme for the year ended December 31, 2002. No further options will be granted under this Scheme.

(j)	Celltech Group plc 2001 Discretionary Share Option Scheme

The Scheme was adopted by shareholders on May 24, 2001. Options will be granted in accordance with the rules of the Scheme. Options are subject to a performance requirement determined by the Remuneration Committee. Options granted under the Scheme will only become exercisable if Celltech’s share price has exceeded the median growth in share price of a comparator group over a period of three to five years from the date of grant of the options. The comparator group selected is a total of approximately seventy to eighty companies, comprising larger members of the FT-SE Mid 250 index and smaller members of the FT-SE 100 index.

(k)	Celltech Group plc Deferred Bonus Plan (the “Plan”)

Under the Plan awards may be made to selected Directors and senior executives over shares worth no more than 100% of a participant’s annual bonus. The shares subject to awards will be held in the Celltech Group plc Employee Share Trust and will be capable of release over a period of two years from the date of grant of an award. Awards vest in two equal tranches, on the first and second anniversaries of the date on which the award is made and on vesting, the award converts to a share option which is exercisable over 10 years.

(l)	Medeva Executive Scheme

Under this scheme, Directors and employees of Medeva were granted options to acquire shares in Medeva. As a consequence of the merger of Celltech and Medeva, participants now hold options over shares in Celltech. The Executive Scheme expired on May 18, 1999 whereupon no further options could be granted thereunder. All Directors who normally worked 25 hours or more per week, and all employees of the Company and its subsidiaries who were invited to participate by the Board were eligible for the Executive Scheme.

Options were granted only during the period of five weeks following the first announcement of Medeva’s interim and/or final results of operations for any accounting period. On expiry, the rights of existing option holders in respect of outstanding options granted under the Executive Scheme were not affected.

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

25.	SHARE OPTIONS—(Continued)

Options granted under the Executive Scheme entitled the recipient to purchase ordinary shares at a price determined by the Board, provided that such price is not less than 85% of the market value on the day of the invitation to apply for an option.

The aggregate market value of the ordinary shares over which options were granted, together with the market value of ordinary shares over which unexercised options had been granted to an employee under the Executive Scheme and any other UK Inland Revenue approved scheme under which options had not been exercised in each case at the date of grant, could not exceed the higher of (i) £100,000 or (ii) four times the employee’s relevant emoluments for that or the previous tax year (whichever emoluments are higher). Relevant emoluments were the earnings of an employee that were subject to withholding tax by the employer.

Options granted under the Executive Scheme were not exercisable after the expiration of ten years from the date of grant. In the event that the holder ceased to be a full-time employee by reason of injury, disability or retirement, options could be exercised within six months of the holder ceasing to be employed. In the event that the holder died or ceased to be a full-time employee in circumstances where the holder could have been summarily dismissed under English law or the holder gave notice to terminate his employment, his options lapsed forthwith. In the event that the holder died, his representative could exercise the options within 12 months of the date of his death. No options were granted under the Scheme for the year ended December 31, 2002. No further options will be granted under this Scheme.

(m)	Medeva SAYE Scheme

Under this scheme, Directors and employees of Medeva were granted options to acquire shares in Medeva. As a consequence of the merger of Celltech and Medeva, participants now hold options over shares in Celltech.

Under the SAYE Scheme, which was a UK Inland Revenue Approved Scheme, eligible employees and Directors of the Company were invited by the Board to elect to save fixed monthly amounts over a fixed term (most recently three and formerly five or seven years), at the end of which employees could either withdraw the savings or exercise their options and use the savings to buy ordinary shares at a price 20% below their market value on the date of the invitation to apply for options.

The Board could invite employees to apply for options under the SAYE Scheme only during the period of four weeks commencing two weeks after the date on which the annual or the half-year financial results of the Company were announced. No invitations to apply for options under the SAYE Scheme could be issued after April 27, 2002 and options granted thereunder could not be transferred or assigned.

The SAYE scheme was administered by the Board who could amend the rules of the SAYE Scheme in any respect, subject to the approval of any such amendment by the UK Inland Revenue and, under certain circumstances, by the Company’s shareholders.

No options were granted under this scheme for the year ended December 31, 2000, December 31, 2001 or the year ended December 31, 2002. No further options will be granted under this Scheme.

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

25.	SHARE OPTIONS—(Continued)

(n)	Medeva US Plan

Under this scheme, Directors and employees of Medeva were granted incentive stock options to acquire shares in Medeva. As a consequence of the merger of Celltech and Medeva, participants now hold options over shares in Celltech.

All full-time employees of the Company and its subsidiaries (other than holders of 10% or more of the ordinary shares) may participate in the US Plan.

The Board may grant incentive stock options (as defined in Section 422 of the US Internal Revenue Code of 1996) or non-qualified stock options exercisable into ordinary shares or ADSs.

Options granted under the US Plan entitle the recipient to purchase ordinary shares or ADSs at a price determined by the Board, provided that such price, with respect to incentive stock options, is not less than the market value of an Ordinary Share or ADS on the date of grant and, with respect to non-qualified stock options, is not less than 85% of the market value of an Ordinary Share or ADS on such date or dates as determined by the Board.

No incentive stock options may be granted to an employee if the market value on the date of grant of ordinary shares or ADSs with respect to which such option would first become exercisable in any calendar year, when added to the market value on the date of grant of any other ordinary shares or ADSs with respect to which an incentive stock option under the US Plan or other Company stock option plan first becomes exercisable by such employee in such calendar year, would exceed $100,000.

Options granted under the US Plan are not exercisable after the expiration of ten years from the date of grant. In the event that the holder ceases to be an employee other than by reason of death, options may be exercised by the holder within three months of the holder ceasing to be employed (unless the option holder is summarily dismissed) to the extent that such options could have been exercised by the holder on the date his employment terminated. The Board may provide that an option will lapse if the option holder is summarily dismissed. In the event that the holder dies while employed, options may be exercised by the personal representatives of the holder within 12 months of the option holder’s death to the extent that such options could have been exercised by the holder on the date of his death.

No option may be granted under the US Plan after December 18, 2002.

No shares were granted under the scheme for the year ended December 31, 2001 or December 31, 2002. No further options will be granted under this Scheme.

(o)	Medeva European Scheme

Under this scheme, Directors and employees of Medeva were granted options to acquire shares in Medeva. As a consequence of the merger of Celltech and Medeva, participants now hold options over shares in Celltech.

All Directors who normally worked 25 hours or more per week, and all employees, of Medeva and its subsidiaries who were invited to participate by the Board were eligible for the European Scheme.

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

25.	SHARE OPTIONS—(Continued)

The Board could grant options only during the period of five weeks following the announcement of the Company’s interim and/or final results of operations for any accounting period while the European Scheme existed. The Board could at any time terminate the European Scheme and in such event no further offers of participation would be made but the rights of existing option holders would not thereby be affected. In any event, no option could be granted under the European Scheme after April 27, 2005.

Options granted under the European Scheme entitled the recipient to purchase ordinary shares at a price determined by the Board, provided that such price was not less than 85% of the market value on the day of the invitation to apply for an option.

The aggregate subscription price of the ordinary shares over which an option was granted, together with the subscription price of ordinary shares over which unexercised options had been granted to the employee under the European Scheme or any existing share option scheme of the Company, could not exceed the higher of (i) £100,000 or (ii) four times the employee’s relevant emoluments for that or the previous tax year (whichever emoluments are higher). Relevant emoluments are the earnings of an employee which are subject to withholding tax by the employer.

The exercise of options was subject to performance or other conditions. Options granted under the European Scheme were normally not exercisable after the expiration of ten years from the date of grant. In the event that the holder ceased to be a full-time employee by reason of injury, disability or retirement, options could be exercised in accordance with the rules of the European Scheme. In the event that the holder died or ceased employment with the Company for another reason, his options would lapse forthwith. In the event that the holder died, his representative could exercise the options within 12 months of the date of his death.

The Board could amend the rules of the European Scheme in any respect; provided, inter alia, (i) no amendment to the advantage of option holders could be made without prior approval by the shareholders of the Company; and (ii) no amendment could be made to the disadvantage of the rights of option holders without the consent of the option holders entitled to exercise options over at least 75% of the ordinary shares subject to options then outstanding under the European Scheme.

No options were granted under this scheme for the year ended December 31, 2000, December 31, 2001 or for the year ended December 31, 2002. No further options will be granted under this Scheme.

(p)	Medeva 1996 Executive Scheme

Under this scheme, Directors and employees of Medeva were granted options to acquire shares in Medeva. As a consequence of the merger of Celltech and Medeva, participants now hold options over shares in Celltech.

All full-time employees and Directors of Medeva and its subsidiaries invited to participate by the Board were eligible for the 1996 Executive Scheme.

The Board could grant options during the six weeks following the announcement of the Company’s results of operations for any accounting period while the 1996 Executive Scheme existed (and at other times in exceptional circumstances). In any event, no option could be granted under the 1996 Executive Scheme after April 25, 2006.

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

25.	SHARE OPTIONS—(Continued)

Options granted under the 1996 Executive Scheme entitled the recipient to purchase ordinary shares at a price determined by the Board, provided that such a price was not less than the middle-market quotation for such ordinary shares for the dealing day immediately preceding the date of grant.

Options granted under the 1996 Executive Scheme were not normally exercisable earlier than three years or more than seven years after the date of grant and unless the performance condition set by the Remuneration Committee (see below) had been met. In the event that the holder ceased to be a full-time employee by reason of death, injury, disability, redundancy or retirement, or because the Company or subsidiary for which he worked was transferred out of the Medeva group, early exercise was allowed. If an option holder ceased employment for any other reason his option would normally lapse unless the Remuneration Committee decided otherwise. Special provisions also allowed early exercise in the circumstances of a takeover, reconstruction or winding up of the Company. In the case of retirement, it was expected that the performance condition attaching to the exercise of options would normally be fulfilled prior to exercise. The Remuneration Committee set appropriate performance conditions for grants of options under this scheme.

The 1996 Executive Scheme was subject to various limits, including that ordinary shares issuable on the exercise of options granted under the 1996 Executive Scheme and under any other executive share option scheme adopted by the Company (excluding the Senior Scheme) in any ten-year period could not exceed 5% of the share capital of the Company in issue at the date of grant of the options.

Where an option had been exercised, the Board could elect, instead of issuing ordinary shares, to pay cash to the participant concerned. The amount to be paid was equal to the amount by which the market value of the shares subject to the exercised option (as determined by reference to the middle-market quotation for such shares derived from the London Stock Exchange Daily Official List) on the day before the option was exercised exceeded the exercise price.

The Board or Remuneration Committee could amend the rules of the 1996 Executive Scheme in any respect; provided, inter alia, (i) no amendment to the advantage of option holders could be made without prior approval by the shareholders of the Company and (ii) no amendment could be made to the disadvantage of the rights of option holders without the consent of the majority of them.

No options were granted under this scheme for the year ended December 31, 2000, December 31, 2001 or for the year ended December 31, 2002. No further options will be granted under this Scheme.

(q)	Limits on the number of ordinary shares in Celltech available to the Celltech Group 1993 Executive and the 1993 Celltech Group Savings Related Share Option Scheme

The number of shares issued or remaining issuable pursuant to options granted under all approved schemes in any ten year period (when aggregated with the number of shares issued under an option granted to the Chairman when Celltech was first listed in 1993) is limited to 10% of the issued ordinary share capital of Celltech from time to time. The 1993 Executive and Savings Related Schemes are also subject to the following limits on the number of ordinary shares in Celltech that may be issued:

(i) not more than 10% of the issued ordinary share capital of Celltech may in aggregate be issued pursuant to options granted under the 1993 Executive Scheme and the 1993 Savings Related Scheme, when aggregated with the number of ordinary shares issued or issuable pursuant to all rights granted under all

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

25.	SHARE OPTIONS—(Continued)

other share schemes established by Celltech (excluding lapsed options) in any ten-year period but excluding the Celltech Group 1993 Unapproved Share Option Scheme;

(ii) not more than 5% of the issued ordinary share capital of Celltech may in aggregate be issued pursuant to options (other than “Employee Options”, as defined in the 1993 Executive Scheme) granted under the 1993 Executive Scheme, when aggregated with the number of ordinary shares issued or issuable pursuant to all rights granted under all other executive share option schemes established by Celltech in the future (excluding lapsed options) in any ten-year period but excluding the Celltech Group 1993 Unapproved Share Option Scheme;

(iii) not more than 3% of the issued ordinary share capital of Celltech may in aggregate be issued pursuant to options granted under the 1993 Executive Scheme and the 1993 Savings Related Scheme, when aggregated with the number of ordinary shares in Celltech issued or issuable pursuant to all rights granted under all other share schemes established by Celltech in the future (excluding lapsed options) in any three-year period but excluding the Celltech Group 1993 Unapproved Share Option Scheme; and

(iv) for the purposes of the limits described above, options which lapse by reason of non-exercise or otherwise cease to count. The 3% limit referred to in paragraph (c) above may be exceeded if the number of ordinary shares in Celltech placed under option in the previous five years does not exceed 5% of the issued ordinary share capital of Celltech.

(r)	Limits on the number of ordinary shares in Celltech available to the Celltech Savings Related Share Option Scheme 1999

No options may be granted if this would cause the number of shares which shall have been or may be issued under this scheme or any other employees’ share scheme excluding rolled over options and those granted under certain specific schemes, in any ten-year period, to exceed 10% of Celltech’s issued ordinary share capital.

(s)	Limits on the number of ordinary shares in Celltech available to the Celltech Executive Share Option Scheme 1999

No options may be granted over unissued shares if it would cause the number of shares which have been or may be issued under this scheme and any employees’ share scheme established by Celltech, excluding rolled-over options and those granted under certain specified schemes in a ten-year period to exceed 10% of the Company’s issued ordinary share capital.

(t)	Limits on the number of ordinary shares in Celltech available to the Celltech Group plc 2001 Discretionary Share Option Scheme

No options may be granted over unissued shares if it would cause the number of shares which have been or may be issued under this scheme and any employees’ share scheme established by Celltech excluding rolled-over options and those granted under certain specified schemes in a ten-year period to exceed 10% of the Company’s issued ordinary share capital.

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

25.	SHARE OPTIONS—(Continued)

In determining the above limits:

Any shares allocated to the Trustees under the Scheme and any other Employees’ Share Scheme (including a Sharesave plan) adopted by the Company shall be included;

No account shall be taken of any shares where the right to acquire such shares was released or lapsed without being exercised;

No account shall be taken of any shares where the right to acquire such shares has been or is to be satisfied other than by the issue or allotment of any part of the share capital of the Company; and

No account shall be taken of any shares pursuant to which the right to acquire such shares was granted under the Celltech Group 1993 Unapproved Share Option Scheme (including, for the avoidance of doubt, the 1993 Unapproved section of the Celltech Chiroscience Executive Share Option Scheme 1999); any other Employees’ Share Scheme adopted by the Company prior to November 1, 1993; and any Employees’ Share Scheme adopted by Chiroscience Group plc or Medeva plc at any time.

A summary of outstanding options at December 31, 2002 is presented below.

	Total number of employees holding options	Includes unapproved options	Total number of shares under option	Exercise prices	Exercise dates	Subject to specific performance criteria
Celltech Group 1993 Savings Related Share Options Schemes	29	No	103,790	238p -378p	2002-2005	No
Celltech Group 1993 Executive Share Option Scheme	62	Yes	639,142	262.5p -580p	2002-2009	Yes
Celltech Chiroscience Executive Share Option Scheme 1999	1405	Yes	4,274,979	540.5p -1295p	2003-2011	Yes
Chiroscience Executive Share Option Schemes (No. 1 and No. 2)	67	Yes	254,276	205p - 727.4p	2002-2009	No
Chiroscience 1997 All Employee Share Option Scheme	19	Yes	46,227	520.2p	2002-2007	No
Darwin Molecular Technologies Inc 1993 Stock Option Plan	15	No	177,680	$2.27	2002-2006	No
Chiroscience Savings Related Share Option Scheme	38	No	62,871	290.3p -427.4p	2002-2003	No
Medeva Sharesave	4	No	4,709	579.4118p	2002-2003	No
Medeva 1996 Executive Share Option Scheme	7	Yes	55,012	283.824p - 742.647p	2002-2006	No
Medeva plc Executive Share Option Scheme	15	No	80,566	355.882p - 664.706p	2002-2008	No

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

25.	SHARE OPTIONS—(Continued)

	Total number of employees holding options	Includes unapproved options	Total number of shares under option	Exercise prices	Exercise dates	Subject to specific performance criteria
Medeva plc European Executive Share Option Scheme	1	Yes	42,398	367.647p-429.412p	2001-2008	No
Medeva plc United States Executive Stock Option Plan	2	Yes	6,936	459.559p	2001-2008	No
Celltech Chiroscience Savings Related Share Option Scheme 1999	541	No	591,605	433p-948p	2003-2009	No
Celltech Group plc 2001 Discretionary Share Option Scheme	1838	Yes	4,358,623	615p-890p	2004-2012	Yes
NI Options*	150	Yes	239,389	615p-890p	2004-2012	Yes

15 people hold options under the Deferred Bonus Scheme. Representing, potentially, options over 192,316 shares.

*	NI—NI indemnity options linked to Celltech Group plc Discretionary Share Option Scheme (Unapproved).

	Celltech Share Option Schemes	Chiroscience Share Option Schemes	Medeva Share Option Schemes	Total
	(Number of shares, millions)
Shares under option at January 1, 2001	4.0	1.1	0.8	5.9
Shares granted	3.3	—	—	3.3
Shares exercised	(0.4)	(0.2)	(0.6)	(1.2)
Shares lapsed	(0.2)	(0.1)	—	(0.3)

Shares under option at December 31, 2001	6.7	0.8	0.2	7.7
Shares granted	5.1	—	—	5.1
Shares exercised	(0.4)	(0.1)	(0.1)	(0.6)
Shares lapsed	(0.1)	(0.5)	—	(0.6)

Shares under option at December 31, 2002	11.3	0.2	0.1	11.6

	(pence)
Weighted average option price per share
Shares under option at January 1, 2001	614	363	521	505

Shares under option at December 31, 2001	859	342	445	795

Shares under option at December 31, 2002	804	312	394	774

The total number of options granted in 2002 was 5,193,368 with a weighted average exercise price of £6.05. In the year 561,801 options were exercised with a weighted average exercise price of £3.72.

The market price of Celltech Group plc’s ordinary shares at December 31, 2002 was 345p.

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

26.	CONSOLIDATED CASH FLOW STATEMENT

(a)	Reconciliation of operating loss to net cash inflow from operating activities

	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000
	(£ million)
Operating loss	(44.7)	(56.2)	(427.2)
Restructuring	—	7.8	19.2

Operating loss before restructuring costs	(44.7)	(48.4)	(408.0)
Depreciation	13.3	12.6	11.2
Goodwill impairment	—	—	353.9
Goodwill amortization	93.7	92.6	78.7
Intangibles amortization	1.0	—	—
Decrease/(increase) in stocks	0.1	(5.5)	(7.5)
Decrease/(increase) in debtors	0.9	(26.2)	12.1
(Decrease)/increase in creditors	(9.7)	20.5	(15.5)

Net cash inflow from operating activities before restructuring costs	54.6	45.6	24.9
Outflow relating to restructuring costs	(5.2)	(6.9)	(12.4)

Net cash inflow from operating activities	49.4	38.7	12.5

(b)	Analysis of cash flows for headings netted in the cash flow statement

	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000
	(£ million)
Capital expenditure and financial investment
Payments to acquire tangible fixed assets	(11.8)	(16.1)	(15.7)
Payments made to acquire intangible fixed assets	(16.1)	(11.8)	—
Payments made to acquire fixed asset investments	—	(7.0)	—
Proceeds from disposal of equity investments	1.1	11.5	—
Proceeds from sale of ESOP shares	—	—	1.6
Proceeds from sale of fixed assets	0.7	1.1	2.4

	(26.1)	(22.3)	(11.7)

Financing
Proceeds of exercise of share options	2.0	5.0	23.0
Repayment of capital element of finance lease rentals	(1.1)	(1.3)	(1.3)
Repayment of loan acquired with subsidiaries	—	(5.4)	(75.0)

	0.9	(1.7)	(53.3)

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

26.	CONSOLIDATED CASH FLOW STATEMENT—(Continued)

(c)	Analysis of net funds

	Cash	Liquid resources	Loans	Obligations under finance leases	Total
	(£ million)
Analysis of net funds
At January 1, 2000	13.4	108.3	—	(0.3)	121.4
Acquisition	—	—	(105.9)	(3.0)	(108.9)
Cash flow/movement	15.3	(61.2)	75.0	(1.1)	28.0
Exchange movements	0.8	—	(2.7)	—	(1.9)

At December 31, 2000	29.5	47.1	(33.6)	(4.4)	38.6
Acquisition	—	—	(5.4)	—	(5.4)
Disposal	—	—	—	0.3	0.3
Cashflow	5.4	7.0	5.4	1.3	19.1
Exchange movements	1.4	—	(0.9)	—	0.5

At December 31, 2001	36.3	54.1	(34.5)	(2.8)	53.1
Cashflow	50.9	(30.1)	—	1.1	21.9
Exchange movements	(6.1)	—	3.3	—	(2.8)

At December 31, 2002	81.1	24.0	(31.2)	(1.7)	72.2

27.	FINANCIAL COMMITMENTS

	December 31, 2002	December 31, 2001
	(£ million)
(i) Contracted capital expenditure	1.2	1.8

(ii)	Manufacturing capacity

The Group has entered into a significant manufacturing capacity arrangement discussed below:

Biochemie GmbH Celltech has contracted Biochemie GmbH, a subsidiary of Novartis, as a long term source for the manufacture of its microbially produced antibody products (including CDP 870). Celltech has reserved manufacturing capacity beginning January 1, 2004 and ending December 31, 2010. Celltech has potential minimum take or pay obligations under this agreement of approximately £38 million.

(iii)	Leasing

Operating and finance lease commitments are disclosed in Note 19.

(iv)	Guarantees

In recent years, the Group has carried out a program of strategic disposals, in the course of which it has given to other parties in these transactions certain indemnities, warranties and guarantees. The maximum potential amount of future undiscounted payments under Celltech’s indemnities, warranties and guarantees, as defined by Financial Accounting Standards Board Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45), in connection with these disposals and which remain outstanding, amounted to £35 million at December 31,

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

27.	FINANCIAL COMMITMENTS—(Continued)

2002. Since the completion of the transactions concerned, the number of grounds on which a claim can be brought under these indemnities, warranties and guarantees has and continues to diminish. In the past, claims against the Group arising from indemnities, warranties and guarantees given in relation to these disposals have not been material. In addition, the environmental remediation warranties relating to certain transactions have no time limits and/or monetary caps attached to potential future claims.

28.	PENSION ARRANGEMENTS

The Group operates a number of pension schemes, the majority being defined benefit arrangements. Details of the Group’s schemes are as follows:

(i)	Pension schemes under SSAP 24

The charge for the year comprises:

	December 31 2002	December 31 2001	December 31 2000
	(£ million)
Celltech Pension and Life Assurance Scheme & Medeva Plans (MUKPP & MSEPP)	2.2	2.2	2.0
US qualified scheme	1.1	1.0	0.8
US non-qualified scheme	0.2	0.5	0.4
Thiemann plan	0.5	0.1	—
Defined contribution schemes (US and UK)	1.6	1.8	1.7

	5.6	5.6	4.9

The defined contribution schemes relate primarily to the Celltech Group Personal Pension Plan (CGPPP) and US 401K plans. The CGPPP was introduced as of January 1, 2000 for all new UK employees of the Group. The Celltech Pension and Life Assurance Scheme, the Medeva UK Pension Plan and the Medeva Senior Executive Pension Plan are all closed to new members. These schemes were merged on September 18, 2002 (see below).

Under the CGPPP the Group contributes 8% of salary to individual plans for employees.

The contributions outstanding at the end of the financial year in respect of the Group’s UK pension schemes were £0.2 million. These were paid in accordance with trust rules during January 2003.

Details of the Group’s defined benefit schemes are set out below:

UK Schemes

During the year the Group operated three UK defined benefit schemes, the Celltech Pension and Life Assurance Scheme (‘CP&LAS’), the Medeva UK Pension Plan (‘MUKPP’) and the Medeva Senior Executive Pension Plan (‘MSEPP’).

On September 18, 2002 the MUKPP and the MSEPP plans were merged into the CP&LAS. A full actuarial valuation was then undertaken as at September 30, 2002.

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

28.	PENSION ARRANGEMENTS—(Continued)

The main financial assumptions for the September 30, 2002 valuation were as follows:

Rate of return	6.7%
Rate of increase in salaries	3.8%
Rate of increase of pension in payment (excess over GMP)	2.3%
Post-88 GMP	1.8%
Asset valuation method	Market value
Liability valuation	Attained age

The assets and liabilities of the schemes were as follows:

September 30, 2002
(£ million)
Assets	33.3
Liabilities	(38.9)

Deficit in CP&LAS	(5.6)

The CP&LAS is thus funded at 86% of the liabilities.

The attained age methodology is used to obtain the actuarial valuation for liabilities. The attained age methodology is the most appropriate in the circumstances of this scheme, which has been closed to new members.

The CP&LAS has been funded in accordance with actuarial advice in all periods and consequently there is no material asset or liability arising from the pension cost and the amounts actually paid into the plan.

On the basis of the actuarial reviews the current contribution rate paid by the Group is 14.7% for the scheme. This contribution rate includes 3.3% to refinance the deficit in the scheme over the average future service lifetime of the active membership. Pension costs are not expected to increase significantly as a result of the revised funding requirements.

US Qualified Scheme

The most recent valuation of the plan under US accounting standards was carried out on December 31, 2002. At the valuation date the market value of the assets of the plan was £7.6 million and the liabilities were £10.7 million. Thus the assets of the plan represented 71% of the value of the benefits that had accrued to members after allowing for expected future increases in earnings.

On the basis of the above valuation and the December 2001 valuation, contribution rates have been agreed with the scheme’s actuary and are funded at the maximum levels permissible whilst still retaining tax allowable status.

The funding for the US plan in respect of the year that has just ended is typically not paid to the trust until several months after the year end, which is in accordance with US regulations on this matter. The anticipated funding for 2002 is £1.0 million (2001: £1.2 million) which would reduce the underfunding reported above.

The projected unit method was used to derive the valuation above and the key actuarial assumptions are identical to those set out in (ii) below.

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

28.	PENSION ARRANGEMENTS—(Continued)

The US Qualified Scheme was frozen as at December 31, 2002 and as such no further benefits accrue to the members.

US Unqualified Scheme

The most recent valuation of the plan under US accounting standards was carried out on December 31, 2002. The liabilities of this unfunded scheme at this date were valued at £2.6 million. However, the Group is carrying a liability in creditors of £2.9 million against this obligation, and also holds a ‘RABBI’ account of £2.1 million for this liability (see (ii) below).

The projected unit method was used to derive the valuation above and the key actuarial assumptions are identical to those set out in (ii) below.

The US Unqualified Scheme was frozen as at December 31, 2002 and as such no further benefits accrue to the members.

Thiemann Plan

The most recent valuation of the plan was carried out as at December 31, 2002 under IAS 19. At the valuation date the market value of the assets of the plan was £5.5 million and the liabilities were £11.0 million. Thus the assets of the plan represented 50% of the value of the benefits that had accrued to members after allowing for expected future increases in earnings. However, the Company also holds separate insurance assets of £5.6 million outside of the scheme to cover the deficit. Thus in total there are assets of £11.1 million available to cover the liability of £11.0 million (as set out in the FRS 17 disclosures below).

The key actuarial assumptions that were used are as set out in (ii) below.

(ii)	FRS 17 disclosures

The Group has adopted FRS 17 Retirement Benefits to the extent of the mandated disclosure requirements for the year ended December 31, 2002. FRS 17 is more prescriptive than SSAP 24 in the assumptions and methodology that must be used in order to assess actuarial liabilities. In particular FRS 17 prescribes the use of the projected unit method of valuation and a discount rate obtained from corporate bonds rather than equities. Because of the low average age of the members of the CP&LAS the Group considers the SSAP 24 valuation to be more relevant. The results of the FRS 17 review are presented below.

Qualified independent actuaries updated the actuarial valuations of the major defined benefit schemes operated by the Group to December 31, 2002. The main financial assumptions used in this update were as follows:

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

28.	PENSION ARRANGEMENTS—(Continued)

	2002			2001
	UK	US	Germany	UK	US	Germany
	%	%	%	%	%	%
Assumptions
Inflation assumptions	2.3	3.0	2.0	2.6	3.0	2.0
Rate of increase in salaries	3.8	4.1-4.6	3.0	4.1	5.0	3.0
Rate of increase in pension payment	1.9-2.3	—	2.0	2.0-2.6	—	2.0
Discount rate	5.5	6.7	6.0	5.9	7.0	6.0
Long term rate of return expected at December 31
Equities	7.5	9.0	n/a	7.2	10.0	n/a
Bonds	4.5	6.7	n/a	5.0	7.0	n/a
Insurance	4.5	n/a	3.5	n/a	n/a	3.5

Pension fund deficit

The pension fund deficit set out below under FRS 17 is as if this standard were fully applied. However, under the current accounting methodology (SSAP 24) there are assets and provisions within the balance sheet at December 31, 2002 that would offset the effect on net assets (see below) of this deficit in the event of a restatement under FRS 17.

If FRS 17 had been adopted for the year ended December 31, 2002 the Group’s net assets per the balance sheet would be reduced by £18.4 million. Further explanation of this adjustment is included below.

The assets and liabilities of the major defined benefit schemes operated by the Group at December 31, 2002 as calculated in accordance with FRS 17 are shown below. In addition, the effect a restatement would have, if FRS 17 were fully adopted, on the Group’s net assets as currently stated under SSAP 24 is set out below.

	2002				2001
	UK	US	Germany	Total	UK	US	Germany	Total
	(£ million)
Scheme assets
Equities	29.5	4.2	—	33.7	38.5	5.7	—	44.2
Bonds	2.0	3.4	—	5.4	1.6	2.8	—	4.4
RABBI trust account	—	2.1	—	2.1	—	2.5	—	2.5
Insurance	3.9	—	11.1	15.0	—	—	10.0	10.0

Total fair value of assets	35.4	9.7	11.1	56.2	40.1	11.0	10.0	61.1
Present value of scheme liabilities	(52.1)	(13.3)	(11.0)	(76.4)	(48.0)	(15.7)	(9.6)	(73.3)

Deficit in the scheme	(16.7)	(3.6)	0.1	(20.2)	(7.9)	(4.7)	0.4	(12.2)
Related deferred tax credit	—	1.5	—	1.5	—	—	—	—

Net pension fund scheme (deficit)/surplus under FRS 17	(16.7)	(2.1)	0.1	(18.7)	(7.9)	(4.7)	0.4	(12.2)
Adjustments for existing assets and provisions under SSAP 24
Assets, net of related deferred tax	—	(2.1)	(0.5)	(2.6)	—	(2.5)	(0.4)	(2.9)
Provision, net of deferred tax	—	2.9	—	2.9	1.0	3.0	—	4.0

Adjustment to FRS 17, net of related deferred tax	(16.7)	(1.3)	(0.4)	(18.4)	(6.9)	(4.2)	—	(11.1)

Net assets as currently disclosed	n/a	n/a	n/a	564.4	n/a	n/a	n/a	619.2

Net assets as adjusted if FRS 17 were fully adopted	n/a	n/a	n/a	546.0	n/a	n/a	n/a	608.1

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

28.	PENSION ARRANGEMENTS—(Continued)

The ‘RABBI’ trust is held in the Group’s own name and is shown within other debtors in Note 15. This account can only be used by the Group to pay the pension liabilities of the US Unqualified Scheme, except in the case of bankruptcy when it would become part of the general pool of assets and pensioners would rank as ordinary creditors.

Included within the insurance assets held in Germany are £5.6 million of insurance arrangements in the Company’s own name which were written in order to cover the pension deficits that would otherwise exist in the pension scheme. These assets cannot be used for any purpose other than to cover the deficit and accordingly they have been shown as part of the available assets. An adjustment of £0.5 million is required in Germany to arrive at the net FRS 17 position. This is in order to remove the insurance asset held in the Company’s own name and to remove an estimate of the pension deficit under current GAAP. This net debtor is shown within other debtors in Note 15.

	2002
	UK	US	Germany	Total
	£m	£m	£m	£m
FRS 17 pension charge
Operating profit
Current service cost	2.0	1.1	0.2	3.3
Past service costs	0.2	—	—	0.2
Gain on curtailment	—	(2.6)	—	(2.6)
Loss on RABBI trust	—	0.2	—	0.2
Settlement on bulk transfer	(0.5)	—	—	(0.5)

Total operating charge/(income)	1.7	(1.3)	0.2	0.6

Finance expense
Expected return on pension scheme assets	(2.8)	(0.7)	(0.2)	(3.7)
Interest charge	2.9	1.0	0.6	4.5

Net expense	0.1	0.3	0.4	0.8

Loss/(gain) before taxation	1.8	(1.0)	0.6	1.4

Consolidated statement of recognized gains and losses
Actual return less expected return on pension schemes’ assets	(6.2)	(1.9)	0.3	(7.8)
Experience gains/(losses) arising on the schemes’ liabilities	0.3	0.7	(0.4)	0.6
Changes in assumptions underlying the present value of the schemes’ liabilities	(3.8)	(0.5)	—	(4.3)

Actuarial loss recognized	(9.7)	(1.7)	(0.1)	(11.5)

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

28.	PENSION ARRANGEMENTS—(Continued)

Additional disclosures required by FRS 17

	2002
	UK	US	Germany	Total
	£m	£m	£m	£m
Difference between the expected and actual return on scheme assets:
Amount	(6.1)	(1.8)	0.3	(7.6)
Percentage of scheme assets	17%	19%	2%	14%

Experience gains and losses on scheme liabilities:
Amount	0.3	0.7	(0.4)	0.6
Percentage of the present value of scheme liabilities	1%	5%	4%	1%

Total amount recognized in statement of total recognized gains and losses:
Amount	(9.7)	(1.7)	(0.1)	(11.5)
Percentage of the present value of scheme liabilities	19%	13%	1%	15%

The movement in deficit during the year ended December 31, 2002 is as follows:

	2002
	UK	US	Germany	Total
	£m	£m	£m	£m
(Deficit)/surplus in schemes at beginning of the year	(7.9)	(4.7)	0.4	(12.2)
Current service cost	(2.0)	(1.1)	(0.2)	(3.3)
Contributions	2.7	1.3	0.4	4.4
Past service costs	(0.2)	—	—	(0.2)
Other finance income	(0.1)	(0.3)	(0.4)	(0.8)
Gains on curtailment	—	2.6	—	2.6
Settlement on bulk transfer	0.5	—	—	0.5
Actuarial loss on investment	(9.7)	(1.7)	(0.1)	(11.5)
Loss on RABBI trust	—	(0.2)	—	(0.2)
Exchange	—	0.5	—	0.5

(Deficit)/surplus in schemes at the end of the year	(16.7)	(3.6)	0.1	(20.2)

2002 Total
£m
Reserves note
Profit and loss reserve excluding FRS 17 additional pension liability	(281.6)
FRS 17 additional pension liability	(18.4)

Profit and loss reserve	(300.0)

29.	CONTINGENT LIABILITIES

(a) The principal litigation in which the Group has been involved in 2002 are discussed below. In common with most trading companies, Celltech and various of its subsidiary undertakings are the subject of a number of legal claims or potential claims against the Group, the outcome of which cannot at present be

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

29.	CONTINGENT LIABILITIES—(Continued)

determined. Provision has been made in these accounts for all amounts that are probable and can be reasonably estimated.

(i)	Ionamin

In July 1997 significant health concerns were raised over the use of the so-called “fen-phen diet” (co-prescription of fenfluramine and phentermine). These concerns resulted in the voluntary withdrawal from the market of fenfluramine and a related drug dexfenfluramine in September 1997. These withdrawals were followed by the commencement of a significant number of lawsuits in the US against manufacturers and prescribers of fenfluramine, dexfenfluramine and phentermine. The most common allegation is that the “fen-phen diet” caused heart valve problems, neurological dysfunction and, much less frequently, primary pulmonary hypertension, a rare, frequently fatal disease of the lungs. Celltech has been named in approximately 6,000 of these cases, approximately 900 of which were pending as at December 31, 2002. The Group’s involvement derives from the sale by a Celltech subsidiary, since July 2, 1996, of Ionamin, the phentermine prescription pharmaceutical acquired from Fisons Corporation (“Fisons”) on that date. As of March 12, 2003 the Group had been formally dismissed from approximately 5,100 of these cases without payment of any sums by way of damages or costs to third parties, and dismissals of more than 700 additional cases, also without payment, were filed but were not yet effective.

Celltech denies liability on a number of grounds, including fundamentally that Ionamin does not cause the health conditions complained of. Ionamin has been marketed since 1959 and the FDA did not request that Ionamin or any other phentermine be withdrawn from the market. Moreover, Celltech believes it will be indemnified for any unanticipated liability by Fisons (for Ionamin sold prior to July 2, 1996) and by Celltech’s product liability insurance carriers (for Ionamin sold after July 2, 1996). Celltech’s defense costs are being paid by Fisons and its insurance carriers as required by their contractual indemnities. Fisons’ indemnity obligations are guaranteed by Rhone Poulenc Rorer Inc, now part of Aventis Pharmaceuticals.

Based on the merits of its defenses and based on the third party insurance coverage benefiting Celltech discussed above, Celltech believes that the ultimate outcome of this litigation will not have a material adverse effect on its financial position and results of the operations. However, if the Company were ultimately held liable in these lawsuits and the indemnities and insurance discussed above were not available or were inadequate, the ultimate liability could have a material adverse effect (a reasonable estimate of which cannot be made at this time) on the financial position and results of operations of the Company.

(ii)	MedImmune

In 1998 Celltech granted to MedImmune Inc a worldwide non-exclusive license to use the patents in relation to its humanized antibody preparation, palivizumab (sold by MedImmune under the trade name Synagis). Celltech believe that MedImmune’s Synagis product comes within the scope of its patent and that accordingly MedImmune owes significant royalties to Celltech. MedImmune dispute this and have refused to pay any royalties. Accordingly Celltech have commenced two legal actions against MedImmune—one in the US (the major market for Synagis) and the other in Germany (where Synagis is manufactured). Both actions are being heard in the UK Courts.

The status of the two claims is as follows:

The US claim

In October 2002, an application was made by MedImmune to have the action dismissed on a preliminary point of law. The application of US law in this case depended on two issues. Although the Court

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

29.	CONTINGENT LIABILITIES—(Continued)

found in favor of Celltech on the major issue, it found in MedImmune’s favor on the subsidiary issue and consequently an Order was made in November 2002 dismissing this action.

Celltech have lodged an appeal against the judgement of the Court, which is due to be heard in early June 2003. If the appeal is successful, Celltech’s claim against MedImmune will be reinstated and the litigation continues to trial.

The German claim

This litigation was commenced in September 2002 and is still at the early stages. Statements of case have been exchanged and the parties are currently discussing the timetable for the rest of the proceedings.

Since Celltech is the claimant in both these actions, the only potential liability Celltech has under this litigation is in respect of MedImmune’s legal costs should the claims fail. In dismissing the US action, the Court ordered that Celltech pay MedImmune’s legal costs of the action so far, and full provision for these has been made in the financial year to December 31, 2002.

(iii)	69kD

Celltech is the owner of patents for 69kD, the Bordetella pertussis protein also known as Pertactin. Celltech has granted GlaxoSmithKline an exclusive worldwide license to use the patents. Under the terms of the license, Celltech has the first option to take proceedings to enforce the patents. Litigation has arisen in Europe involving Celltech’s patents and acellular pertussis vaccines owned by Chiron and its subsidiaries. On July 23, 1998, Celltech issued infringement proceedings against Chiron SpA (and a local chemist shop) in Milan, Italy for infringement of one of Celltech’s patents relating to the 69kD antigen and seeking an injunction to prevent Chiron from marketing its product. Chiron is defending that action, and has counterclaimed for a declaration of invalidity of the patent. Court experts have been appointed, but the date when their report will be provided is not known. This patent is also subject to opposition proceedings in the European Patent Office brought by Chiron on January 22, 1997. The European Patent office has determined in a decision issued in November 2000 that the patent should be revoked. This decision of the EPO is the subject of an appeal by Celltech.

(iv)	Lonza

On March 7, 2003 Celltech gave notice terminating its commercial supply agreement with Lonza Biologics Plc “Lonza” for CDP 571 under terms which provide that no termination fees shall be payable. Lonza are disputing Celltech’s basis for termination and the parties are in discussion with a view to resolving this matter. Celltech has provided within creditors for management’s best estimate of the amounts expected to materialize from the dispute.

(b)	Self insurance

Since September 20, 2001, the Group has been required to increase its levels of self insurance in respect of methylphenidate. Accordingly, the Group’s external insurance cover is limited to losses in excess of £50 million not exceeding £150 million. Losses under £50 million and over £150 million effectively have to be self insured by the Group.

While no methylphenidate claims have been received since September 20, 2001, the Group has provided for £2.5 million through its captive insurance company in respect of estimated costs of defending expected claims (see Note 20).

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

30.	DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United Kingdom (“UK GAAP”) which differ in certain significant respects from those generally accepted in the United States (“US GAAP”). The effects of the application of US GAAP to net income and shareholders’ equity are set forth below:

(a)	Accounting for the acquisition of Medeva

Under both UK GAAP and US GAAP the acquisition of Medeva by Celltech was accounted for as a purchase and the results of operations are included from January 26, 2000. However UK GAAP and US GAAP purchase accounting principles differ in certain regards which gives rise to a number of differences as follows:

(i)	Cost of acquisition

In accordance with UK GAAP, the purchase price of Medeva was determined using the value of Celltech shares as of the date the acquisition was consummated (January 26, 2000). In accordance with US GAAP, the purchase price of Medeva was determined using the value of Celltech shares as of the date the acquisition was announced (November 11, 1999).

However, as there had been an increase in the Company’s share price between the date the transaction was announced and the date the transaction was consummated, an impairment charge was recorded under UK GAAP whereby the purchase price of Medeva was effectively consistent under both UK and US GAAP.

(ii)	Provision for restructuring costs

Under US GAAP, as permitted by Emerging Issues Task Force (EITF) Consensus 95-3, the purchase price allocation includes provision for certain restructuring costs. This provision is not permitted as part of the purchase price under UK GAAP and is therefore recorded in the profit and loss account.

(iii)	Inventory

Under UK GAAP the inventory acquired with Medeva was valued at replacement cost. Under US GAAP inventory is valued at selling price less an allowance for selling costs.

(iv)	Intangible assets

Under UK GAAP, in-process research and development costs are not identified as an acquired asset in connection with the purchase price allocation but are capitalized as goodwill and amortized over their expected useful life. US GAAP requires the identification of in-process research and development as a component of the purchase price allocation. Such amounts in which technological feasibility has not been established and that have no alternative future use must be charged as an expense at the time of acquisition.

(v)	Purchase price allocation adjustments

Goodwill has been calculated under US GAAP by comparing the fair value of the identifiable net assets acquired, including in-process research and development, with the fair value of the consideration and the associated legal and other costs.

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

30.	DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES—(Continued)

The Group used third party advice to identify the fair value of net assets acquired. The valuation was based on risk adjusted discounted forecast future cash flows. On the basis of this valuation the Group had determined that the useful life of the goodwill and intangibles arising was an average of seven years.

However, on January 1, 2002 the Group adopted SFAS 142, Goodwill and other intangible assets. Accordingly, amortization is no longer charged on goodwill. Instead the remaining goodwill was tested for impairment at January 1, 2002 and again at December 31, 2002. It was concluded that no impairment had taken place at either date. Amortization continues to be charged on finite life intangible assets.

The principal elements of the purchase under US GAAP are summarized below.

(£ million)
Fair value of consideration including acquisition costs	582.4

Goodwill	367.6
Intangibles	178.8
In-process research and development	37.9
Inventory	48.3
Business held for resale	70.2
Other net liabilities	(120.4)

582.4

Intangibles comprised product rights of £168.0 million and a work force valuation of £10.8 million. The work force allocation was reallocated to goodwill on adoption of SFAS No. 142.

Goodwill, net of impairment originally amounted to £600.1 million for UK GAAP and was adjusted to £618.4 million during the year ended December 31, 2001 as described in Note 22 and (vi) below.

(vi)	Goodwill adjustments in 2001

During the year ended December 31, 2001 a number of adjustments were made to the UK goodwill figure as described in Note 22 (i). The US accounting treatment is set out below:

Medeva goodwill adjustments

Under US GAAP the time frame allowed to make adjustments to goodwill is restricted to one year from the date of acquisition, except for adjustments in respect of taxation when an indefinite period is available. Under UK GAAP the time frame available extends to the first full reporting period after the reporting period in which the acquisition was made. Thus a longer period to make goodwill adjustments is generally available under UK GAAP. Consequently the goodwill adjustments of net £2.9 million identified in Note 22 (i) to the accounts, with the exception of tax refunds received (Note 22 (i)(b)) are booked to the US profit and loss account. In 2002, a loss of £3.6 million was recorded in the US profit and loss account on the disposal of certain equity investments which had previously been revalued through UK GAAP goodwill.

In accordance with EITF 93-7 “Uncertainties Related to Income Taxes in a Purchase Business Combination,” the US goodwill figure was adjusted by £2.1 million in 2001 for the receipt of an unanticipated tax refund.

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

30.	DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES—(Continued)

Deferred taxation

The Group adopted FRS 19 during 2001 resulting in a prior year adjustment at January 1, 2000 of £15.3 million to goodwill and deferred taxation under UK GAAP. This was established in respect of the difference between the book value and tax value of goodwill on acquisition. Under US GAAP no deferred tax liability is recognized in a purchase business combination with respect to goodwill for which amortization is not deductible for tax purposes.

(b)	Accounting for the acquisition of Cistron

Under both UK GAAP and US GAAP, the merger between Celltech and Cistron is accounted for as a purchase. There are no material UK to US GAAP adjustments.

(c)	Accounting for the acquisition of Thiemann

Under both UK GAAP and US GAAP the merger between Celltech and Thiemann completed on October 1, 2001 is accounted for as a purchase. There are three principal UK to US GAAP differences:

(i)	Inventory

Under UK GAAP the inventory acquired with Thiemann was valued at replacement cost. Under US GAAP inventory is valued at selling price less an allowance for selling costs.

(ii)	Intangible assets

Under US GAAP purchase accounting, a fair value exercise is performed to identify intangible assets and in-process research and development. It was determined that there was no in-process research and development acquired as a result of this particular acquisition.

The Group valued intangible assets internally based on risk adjusted discounted forecast future cash flows.

(iii)	Goodwill amortization

Under UK GAAP the acquired goodwill is being amortized over its estimated useful life of 7 years.

Under US GAAP, in accordance with SFAS No. 142, Goodwill and Other Intangible Assets no amortization has been charged in respect of this acquisition.

(d)	Pensions

The Group accounts for pension costs under UK GAAP rules which are set out in SSAP 24. There are three main differences from the US GAAP rules set out in SFAS 87, Employers’ Accounting for Pensions.

1.	SSAP 24 is less prescriptive in its provisions and allows the use of different measurement principles.

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

30.	DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES—(Continued)

2.	SFAS 87 mandates the use of the projected unit credit actuarial method whereas SSAP 24 does not require a particular method, but requires that the method and assumptions taken as a whole should be compatible and lead to the actuary’s best estimate of the cost of benefits provided.

3.	SFAS 87 requires measurement of plan assets and obligations as of the date of the financial statements or a date not more than three months prior to that date. Under SSAP 24, calculations may be based on the results of the most recent actuarial valuation.

Furthermore, under US GAAP, a minimum pension liability is recognized through other comprehensive income in certain circumstances when there is a deficit of plan assets relative to the projected benefits obligation. Under UK GAAP, there is no such requirement.

(e)	Employee Share Ownership Scheme

Under UK GAAP the shares in Celltech Group plc held by the Chiroscience Group plc. Employee Share Ownership Plan are classified as investments, included in fixed assets, and are recorded at original cost.

Under US GAAP, these shares would be reflected as treasury stock and reflected as a deduction from shareholders’ equity.

(f)	Equity investments

Under US GAAP, equity investments are classified as marketable securities available for sale and have been stated at market value and any unrealized gains/losses are accounted for in shareholders’ equity as a component of other comprehensive income. Under UK GAAP there is no requirement to book an increase in the value of the equity holdings.

(g)	Deferred taxation

Under UK GAAP, deferred taxation is provided on timing differences that have originated but not reversed by the balance sheet on a non-discounted basis. Deferred taxation assets are recognized only to the extent that it is more likely than not that there will be suitable taxable profits from which future reversals of the underlying timing difference can be deducted.

Under US GAAP, deferred taxation has been computed on all differences between the tax bases and book values of assets and liabilities which will result in taxable or tax deductible amounts arising in future years, including basis differences as a result of acquisitions made by Celltech. Deferred taxation assets are recognized in full. To the extent the realization of the deferred tax asset is not considered more likely than not, a valuation allowance is recorded.

(h)	Unrealized gains on derivative financial instruments

As described under the heading Financial Instruments, in Note 1 to the accounts the Group uses forward exchange contracts as hedges of firm foreign currency commitments. Under UK GAAP, gains and losses on such contracts are deferred and recognized in income when the hedged transaction occurs.

Under US GAAP, effective January 1, 2001, Statements of Financial Accounting Standard (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

30.	DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES—(Continued)

Accounting for Derivative Instruments and Hedging Activities—An Amendment to SFAS No. 133, requires that an entity recognize all derivatives in the consolidated balance sheet at fair value. The accounting for changes in the fair value of a derivative depends on the use of the derivative. Derivatives that are not designated as part of a hedging relationship must be adjusted to fair value through income. Changes in the fair value of derivatives designated as fair value hedges are recorded in income as well as the gain or loss on the hedged asset or liability. Changes in the fair value of derivatives designated as cash flow hedges are classified as other comprehensive income until the hedged item is recognized in income. The ineffective portion of derivatives designated as hedges is immediately charged to income.

There are certain derivatives which qualified for hedge accounting under previous US GAAP. These hedging relationships did not on January 1, 2001 or December 31, 2001 meet the prescriptive requirements to qualify for hedge accounting under the new standard. Adoption of these new standards resulted in the Group recording a transition adjustment of £1.5 million on January 1, 2001.

(i)	Compensation expense

Under UK GAAP, no compensation expense is recorded in connection with the issue of share options or warrants to Group employees. Under US GAAP, APB 25, compensation expense is recorded based on the excess (if any) of the quoted market value of the shares at the date of grant over the amount the employee is required to pay under fixed award plans. Under variable stock option plans, annual compensation expense is estimated on the basis of the fair value of the company’s stock at the end of each period. Consequently, under US GAAP, declines in the fair value of the company’s stock can result in a credit to the income statement, limited to the extent of previously recognized compensation expense.

(j)	Revenue recognition

Under UK GAAP, non-refundable license fee revenue is recognized when earned and when the licensor has no future obligation pursuant to the license fee, in accordance with the terms of the relevant contract. Refundable license fees are deferred until such time as they are no longer refundable. Contracts are evaluated based upon their terms and the individual elements are accounted for separately.

The Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, in December 1999. SAB No. 101 requires deferral and amortization of up-front license fees where there is a continuing involvement with the licensed asset through the provision of research and development services, manufacturing services or other similar activities. In accordance with SAB No. 101, Celltech defers and amortizes up-front license fees to profit and loss over the performance period. The performance period is the period over which Celltech expects to provide services to the licensee. The performance period is determined by the provisions of, and by the facts and circumstances of, the relevant contract. Where Celltech retains an obligation to fund the activities of the licensee, revenue is deferred until that funding obligation has been met. In the event of multiple element contracts, in the absence of sufficient verifiable and objective evidence of fair value of the specified elements, the entire contract is considered in totality and revenue is recognized accordingly.

During the year ended December 31, 2000, Celltech adopted SAB No. 101 and determined that no cumulative adjustment for this accounting change was required.

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

30.	DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES—(Continued)

In 2001, the Group determined that £13.1 million of income recognized under UK GAAP should be deferred under US GAAP and during 2002 a further £12.7 million of such income and milestone receipts has been deferred.

(k)	Restricted cash

As disclosed in Note 17, the Group has deposited £2.7 million with an insurance company as part of its alternative financing arrangements for methylphenidate product liability insurance. Under UK GAAP, this amount is considered part of the Group’s cash and liquid resources. Under US GAAP, ARB 43 requires cash subject to restrictions in this way to be excluded from current assets and recorded as a non-current asset.

(l)	Recently issued accounting standards

(i)	New accounting standards adopted

Statement of Financial Accounting Standards SFAS No. 141 ‘Business Combinations’ and SFAS No. 142 ‘ Goodwill and Other Intangible Assets’ were issued in July 2001 and are effective for accounting periods commencing on or after December 15, 2001. Under SFAS No. 141, all business combinations initiated after June 30, 2001 must be accounted for using the purchase method. The pooling of interest method is no longer permitted. Intangible assets arising on acquisitions are required to be amortized to residual values over their estimated useful lives unless they are regarded as having indefinite useful lives, in which case they are tested annually for impairment. Goodwill, arising on a combination of business, is tested for impairment annually in lieu of amortization. SFAS No. 142 requires that goodwill and intangible assets acquired prior to July 1, 2001 should continue to be amortized and tested for impairment until the adoption of the standard. Upon adoption of SFAS No. 142 an impairment test must be carried out on all intangible assets with indefinite useful lives and goodwill. Any impairment loss identified on the date of adoption of SFAS No. 142 should be accounted for as a cumulative effect of a change in accounting principle. At the same time, the estimated useful lives of amortized intangible assets must be reviewed.

Adoption of these new accounting standards has resulted in an estimated increase in net income of £79.3 million. Initial adoption of SFAS No. 142 did not result in an impairment charge, nor was there any impairment at the subsequent annual test. Had goodwill not been amortized in 2001, the net loss would have reduced from £85.8 million to £12.3 million (2000: loss £177.2 million to £109.5 million) with a corresponding decrease in basic and diluted loss per share from 31.3 pence to 4.5 pence (2000: loss 67.4 pence to 41.7 pence). No changes were made to estimated useful lives of intangible assets.

Based on the intangible assets we held as at December 31, 2002, we expect that the amortization charge for each of the next five years under US GAAP will be approximately £29.7 million.

SFAS No. 144 ‘Accounting for the Impairment or Disposal of Long-Lived Assets’ addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, ‘Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of’ and the accounting reporting provisions of APB Opinion No. 30, ‘Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions’, for the disposal of a segment of a business. It is effective for accounting periods beginning on or after December 15, 2001. The adoption of SFAS No. 144 did not have a material effect. However, during 2002 our US marketing partner for Chirocaine, Purdue Pharma, gave notice that it no longer intended to continue with the arrangement. It is not currently expected that an alternative

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

30.	DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES—(Continued)

marketing partner can be found. Chirocaine was originally capitalized as an intangible product right for £51.5 million based on a valuation undertaken as part of the Chiroscience acquisition, which took place in 1999. Chirocaine is being amortized over 10 years and the accumulated charge at the start of the year was £12.5 million. A further amortization charge of £5.2 million was recorded during 2002 but because of the impairment event noted above a further write-down of £23.8 million was required. This leaves a remaining value for Chirocaine of £10 million which is supported by our European rights to the product. No change has been made to the estimated useful life. The amortization, impairment and the intangible are all recorded in the R&D segment.

(ii)	New accounting standards not yet adopted

SFAS No. 143 ‘Accounting for Asset Retirement Obligation’ addresses the accounting and reporting for obligations associated with the retirement of long-lived assets and the associated asset retirement costs. It is effective for accounting periods beginning on or after June 15, 2002. The adoption of SFAS No. 143 is not expected to have a material effect.

SFAS No. 146 ‘Accounting for Costs Associated with Exit or Disposal Activities’, issued on July 30, 2002 requires costs associated with exit or disposal activities to be recognized when the costs are incurred rather than at the date of commitment to an exit or disposal plan. The provisions are effective for disposals initialized after December 31, 2002 and restatement of prior periods is not required. As SFAS No. 146 may apply to future activities which are not currently envisaged it is not possible to assess the impact of SFAS No. 146.

SFAS No. 148 ‘Accounting for Stock Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123’ permits two additional transition methods for entities that adopt the fair value based method of accounting for stock-based employee compensation. The Statement also requires new disclosures about the ramp-up effect of stock-based employee compensation on reported results and that those effects be disclosed more prominently by specifying the form, content and location of those disclosures. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. Celltech has not yet determined whether it will adopt the transition provisions of SFAS No. 148.

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

30.	DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES—(Continued)

Profit and Loss Account

Adjustments between the loss for the period under UK GAAP and net loss under US GAAP are as follows:

	Year ended December 31, 2002		Year ended December 31, 2001		Year ended December 31, 2000
	(£ million, except shares and per share and per ADS amounts)
Loss for the period under UK GAAP	(45.8)		(55.5)		(424.5)
US GAAP adjustments:
Adjustments arising from Medeva, Cistron, Chiroscience and Thiemann acquisitions
Write off of in-process research and development costs	—		—		(39.4)
Medeva impairment adjustment	—		—		353.9
Medeva goodwill adjustment	(3.6)		(1.4)		—
Inventory adjustment	—		(0.8)		(24.2)
Provision for restructuring costs related to the Medeva acquisition	—		—		8.5
Amortization of goodwill and other intangibles	39.8		(14.6)		(18.4)
Pension costs	(1.9)		0.8		0.2
Stock-based compensation	7.2		2.1		(28.3)
Unrealized gains on derivative financial instruments	6.9		0.4
Revenue recognition	(12.7)		(13.1)		—
Deferred taxation	(5.1)		(5.2)		(5.0)

Net loss before cumulative effect of change in accounting policy	(15.2)		(87.3)		(177.2)
Cumulative effect of change in accounting policy due to adoption of SFAS 133	—		1.5		—

Net loss as adjusted to accord with US GAAP	(15.2)		(85.8)		(177.2)

Net loss per ordinary share before cumulative effect of SFAS 133
Basic and diluted(1)	(5.5	)p	(31.8	)p	(67.4	)p
Net loss per ordinary share as adjusted to accord with US GAAP
Basic and diluted(1)	(5.5	)p	(31.3	)p	(67.4	)p
Net loss per ADS share as adjusted to accord with US GAAP
Basic and diluted(1)	(11.0	)p	(62.6	)p	(134.8	)p
Average number of ordinary shares outstanding (in millions)	275.4		274.5		262.8

(1)	Each ADS represents two ordinary shares.

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

30.	DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES—(Continued)

The consolidated statements of operations presented under US GAAP are as follows:

	Year ended December 31, 2002	Year ended December 31, 2001*	Year ended December 31, 2000
	(£ million)
Net sales	328.1	303.1	235.5
Cost of sales	(86.8)	(83.9)	(93.9)

Gross profit	241.3	219.2	141.6
Research and development	(99.4)	(99.1)	(74.8)
Selling, marketing & distribution	(71.5)	(78.6)	(46.8)
Corporate, general and administrative expenses	(25.1)	(23.4)	(52.3)
Restructuring costs	—	(7.8)	(10.7)
Amortization of goodwill and intangibles	(31.1)	(107.2)	(97.1)
Intangible impairment	(23.8)	—	—
Write off in-process research and development	—	—	(39.4)
Other income	0.6	14.1	4.6

Loss from operations	(9.0)	(82.8)	(174.9)
Interest receivable	1.4	3.6	1.6

Loss before taxes	(7.6)	(79.2)	(173.3)
Income taxes	(7.6)	(8.1)	(3.9)

Net loss before cumulative effect of change in accounting policy	(15.2)	(87.3)	(177.2)
Cumulative effect of change in accounting policy on adoption of SFAS 133	—	1.5	—

Net loss for the period	(15.2)	(85.8)	(177.2)

*	Reclassified £8.4 million between research and development and other income to be in accordance with current year presentation.

	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000
	(£ million)
Product sales	252.9	241.7	197.8
Royalty sales	75.2	61.4	37.7

Total sales	328.1	303.1	235.5

Product cost of sales	(75.6)	(69.6)	(83.6)
Royalty cost of sales	(11.2)	(14.3)	(10.3)

Total cost of sales	(86.8)	(83.9)	(93.9)

Gross profit	241.3	219.2	141.6

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

30.	DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES—(Continued)

Comprehensive loss

Comprehensive loss under US GAAP is as follows:

	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000
	(£ million)
Net loss in accordance with US GAAP	(15.2)	(85.8)	(177.2)
Other comprehensive income:
Unrealized gain/(loss) on equity investments	3.6	(5.8)	2.2
Currency translation differences	(35.9)	10.4	34.0
Pensions	(14.0)	—	—

Comprehensive loss in accordance with US GAAP	(61.5)	(81.2)	(141.0)

Movements in other comprehensive income amounts are as follows:

	Currency translation differences	Gains on equity investments	Pensions	Total
	(£ million)
At January 1, 2000	0.1	—	—	0.1
Movement in year	34.0	2.2	—	36.2

At December 31, 2000	34.1	2.2	—	36.3
Movement in year	10.4	(5.8)	—	4.6

At December 31, 2001	44.5	(3.6)	—	40.9
Movement in year	(35.9)	3.6	(14.0)	(46.3)

At December 31, 2002	8.6	—	(14.0)	(5.4)

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

30.	DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES—(Continued)

Balance sheet

Adjustments between shareholders’ funds under UK GAAP and shareholders’ equity under US GAAP are as follows:

	December 31, 2002	December 31, 2001
	(£ million)
Shareholders’ funds under UK GAAP	564.4	619.2
US GAAP adjustments:
Goodwill and intangibles
Cost	158.1	193.2
Amortization	5.1	(44.9)

Net	163.2	148.3
Pension intangible	0.6	—
Pension costs	0.2	2.1
Pension minimum obligations	(14.6)	—
Treasury stock	(0.3)	(0.3)
Unrealized gains on derivative financial instruments	8.8	1.9
Revenue recognition	(25.8)	(13.1)
Deferred taxation	—	5.1

Shareholders’ equity as adjusted to accord with US GAAP	696.5	763.2

The gross goodwill capitalized for US GAAP is £589.8 million (December 31, 2001: £595.3 million). The net goodwill capitalized for US GAAP is £442.7 million (December 31, 2001: £446.1 million).

The gross value of intangibles capitalized for US GAAP is £274.2 million (December 31, 2001: £267.5 million). The net value of intangibles capitalized for US GAAP are £160.4 million (December 31, 2001: £200.5 million).

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

30.	DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES—(Continued)

The balance sheets as presented under US GAAP are as follows:

	December 31, 2002	December 31, 2001
	(£ million)
ASSETS
Current assets
Cash and cash equivalents	102.4	90.4
Equity investments	—	2.0
Receivables	63.7	74.3
Prepaid expenses	12.9	10.5
Inventories	43.4	45.7
Unrealized gains on derivative financial instruments	8.8	1.9

Total current assets	231.2	224.8

Fixed assets
Property and equipment, net	95.2	103.5
Investments	39.9	38.0
Goodwill and intangibles, net	603.1	646.6
Pension intangibles	0.6	—
Other non-current receivables	2.7	—

Total fixed assets	741.5	788.1

TOTAL ASSETS	972.7	1,012.9

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	24.5	36.9
Current portions of obligations under capital leases	0.8	1.5
Other liabilities	126.5	93.9
Loans	33.9	—

Total current liabilities	185.7	132.3

Other liabilities
Loans	—	34.5
Obligations under capital leases, excluding current portions	0.9	1.3
Deferred taxes	57.3	60.4
Other non-current liabilities	32.3	21.2

Total other liabilities	90.5	117.4

Total current liabilities and other liabilities	276.2	249.7

Shareholders’ equity
Called up share capital	141.0	140.7
Additional paid in capital	704.7	702.8
Retained earnings	(149.2)	(80.3)

Total shareholders’ equity	696.5	763.2

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	972.7	1,012.9

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

30.	DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES—(Continued)

Cash flow statement

The consolidated statements of cash flows prepared under UK GAAP present substantially the same information as those required under US GAAP. They differ, however, with regard to the definitions of cash under UK GAAP and cash and cash equivalents under US GAAP and as regards the classification of items within them. They also differ due to the different treatments of the combination with Chiroscience under UK and US GAAP. As a result the pre-acquisition cash flows of Chiroscience are excluded under US GAAP.

Under UK GAAP, cash includes deposits repayable on demand and is net of bank overdrafts. Under US GAAP, cash and cash equivalents include short term highly liquid investments with a remaining period to maturity of 90 days or less at acquisition but exclude bank overdrafts.

Under UK GAAP, cash flows are presented separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, management of liquid resources and financing. US GAAP, however, only requires three categories of cash flow activity to be reported: operating, investing and financing. Cash flows from taxation and returns on investments and servicing of finance shown under UK GAAP would be included in operating activities under US GAAP. Under US GAAP, capital expenditure and acquisitions are reported within investing activities.

The categories of cash flow activity under US GAAP can be summarized as follows:

	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000
	(£ million)
Cash inflow from operating activities	43.3	49.9	18.6
Cash outflow on investing activities	(26.1)	(35.8)	(11.2)
Cash outflow from financing activities	(5.2)	(0.3)	(52.5)

Increase/(decrease) in cash and cash equivalents	12.0	13.8	(45.1)

Cash and cash equivalents
At beginning of period	90.4	76.6	121.7

At end of period	102.4	90.4	76.6

Stock-based compensation

As allowed by SFAS 123 the Company has elected to continue to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. In accordance with this accounting statement, the Company recognizes compensation expense under the intrinsic value method. The compensation expense in the table below has been determined based upon the fair values of the options at grant date, determined using the Black-Scholes option pricing model in accordance with SFAS 123 with the following assumptions:

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

30.	DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES—(Continued)

	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000
Dividend yield	Nil	Nil	Nil
Expected volatility	49%	55%	74%
Risk free interest rate	5.2%	4.2%	5.9%
Expected scheme lives	5 years	5 years	5 years

Pro forma net loss and loss per share would be as follows:

	Year ended December 31, 2002		Year ended December 31, 2001		Year ended December 31, 2000
	(£ million, except per share data)
Net loss under US GAAP as reported	(15.2)		(85.8)		(177.2)
Reverse APB 25 (credit)/charge	(7.2)		(2.1)		28.3
Compensation cost—SFAS 123	(15.7)		(11.3)		(6.7)

Proforma net loss	(38.1)		(99.2)		(155.6)

Net loss per ordinary share under US GAAP
As reported—basic and diluted	(5.5	)p	(31.3	)p	(67.4	)p
Proforma—basic and diluted	(13.8	)p	(36.1	)p	(59.2	)p

The pro forma calculations only include the effects of grants up to December 31, 2002. As such the impacts are not necessarily indicative of the effects on reported net income of future years.

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

30.	DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES—(Continued)

Pension costs

Pension plan assets consist of equities, bonds, insurance assets and cash.

The changes in projected benefit obligations, plan assets and details of the funded status of these retirement plans under SFAS 87 are as follows:

	Twelve months ended December 31, 2002	Twelve months ended December 31, 2001
	(£ million)
Change in projected benefit obligation
Benefit obligation at the beginning of the period	76.9	54.7
Acquired with subsidiaries*	—	9.6
Service cost	3.1	3.3
Interest cost	4.9	3.4
Amendments	0.2	1.2
Employee contributions	0.6	0.6
Curtailments	(0.1)	—
Actuarial (gain)/loss	0.3	4.6
Disposals	(4.0)	—
Benefits paid	(1.1)	(0.8)
Exchange	(1.3)	0.3

Benefit obligation at the end of the period	79.5	76.9

Change in plan assets
Fair value of assets at the beginning of the period	58.4	50.2
Acquired with subsidiaries*	—	10.0
Actual return on plan assets	(3.8)	(5.5)
Employer contribution	4.6	3.1
Amendments	—	0.5
Employee contribution	0.6	0.6
Disposals	(4.0)	—
Benefits paid	(1.1)	(0.8)
Exchange	(0.6)	0.3

Fair value of assets at the end of the period	54.1	58.4

Reconciliation of funded status at end of period
Funded status	(25.4)	(18.5)
Unrecognized net actuarial gain	22.8	16.3
Unrecognized prior service cost	0.6	1.6

(Accrued)/prepaid benefit cost	(2.0)	(0.6)

*	Reclassified for final subsidiary acquisition valuation, there is no net change to the funded status. The plan assets include an insurance policy for Thiemann which is described in Note 28(ii).

Year ended December 31 2002
(£ million)
Amounts recognized in the statement of financial position consists of:
Accrued pension liability	(16.6)
Intangible assets	0.6
Accumulated other comprehensive income	14.0

Net amount recognized	(2.0)

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

30.	DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES—(Continued)

Year ended December 31 2002
(£ million)
Reconciliation of (accrued)/prepaid pension cost under SFAS 87 & 88
(Accrued)/prepaid pension cost at beginning of year	(0.6)
Contributions made during the year	4.6
Total SFAS87 & 88 cost applicable for the year	(6.3)
Exchange	0.3

Accrued pension cost at end of the year	(2.0)

Total US GAAP pension costs calculated in accordance with SFAS 87 are as follows:

	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000
	(£ million)
Net periodic cost
Service costs—benefit earned during the period	3.1	3.3	3.9
Interest costs on projected benefit obligations	4.9	3.4	3.5
Expected return on plan assets	(3.5)	1.0	(2.7)
Deferral	—	(4.9)	(1.9)
Recognized net actuarial (gain)/loss	0.5	—	—
Amortization of transitional asset	—	—	(0.1)

SFAS87 periodic pension cost for the period	5.0	2.8	2.7
Recognized settlement loss	1.4	—	—
Recognized curtailment (gain)/loss	(0.1)	—	—

Total SFAS87 and 88 cost	6.3	2.8	2.7

In addition to the charge above, which is in relation to the Group’s defined benefit schemes, the Group also has several defined contribution schemes. The defined contribution schemes and the related charge are disclosed in Note 28 (i). The charge is identical under both UK and US GAAP.

The key weighted average assumptions for the scheme are set out in the table below:

	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000
Compensation increases	3.8%	4.2%	4.0%
Return on assets	6.6%	7.3%	7.4%
Discount rate	5.8%	6.1%	7.8%
Pension increases	1.7%	1.8%	2.2%

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

30.	DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES—(Continued)

The amounts of deferred taxation accounted for in the consolidated US balance sheets and the full potential amounts of deferred taxation comprised the following deferred tax liabilities and assets:

	2002	2001
	£ million
Deferred tax liabilities:
Fixed assets	3.6	1.0
Other non current tax liabilities	53.7	59.4

Total deferred tax liability	57.3	60.4

Deferred tax assets:
Tax loss carry forwards	(87.3)	(83.4)
Valuation allowance	87.3	83.4

Net deferred tax asset	—	—

Net deferred tax liability	57.3	60.4

At December 31, 2002 £2.4 million of the tax loss carry forwards noted above had expiry dates from 2003 to 2009. There are UK tax losses of approximately £291 million which have no expiry date.

31.	ACQUISITION OF OXFORD GLYCOSCIENCES PLC (UNAUDITED)

The Offer

On February 26, 2003 Celltech announced the terms of a cash offer for the entire issued and to be issued share capital of Oxford Glycosciences PLC (“OGS”). OGS is a research and product development company with three distinct business units—Inherited Storage Disorders, Proteomics and oncology. The offer was £1.82 for each OGS share, valuing the entire issued share capital of OGS at approximately £101.4 million.

On April 11, 2003 the Board of OGS recommended that the OGS shareholders accept the offer by Celltech. The offer was subsequently declared unconditional and we anticipate that the transaction will be completed and that we will have a 100% shareholding towards the middle of July 2003.

Financial information relating to OGS

On April 28, 2003 OGS announced preliminary unaudited results for the year ended December 31, 2002. These results, which are presented under UK GAAP along with the audited results for the year ended December 31, 2001 are summarized below:

	Year ended December 31, 2002	Year ended December 31, 2001
	£ million
Turnover	14.0	13.4
Operating loss	(40.8)	(36.0)
Loss for the year	(37.9)	(25.3)

Due to our integration plan the above results are not indicative of those that may be achieved by Celltech.

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

31.	ACQUISITION OF OXFORD GLYCOSCIENCES PLC (UNAUDITED)—(Continued)

The unaudited UK GAAP balance sheet of OGS for the year ended December 31, 2002 along with the audited position as at December 31, 2001 are presented in summary form below:

	Year ended December 31, 2002	Year ended December 31, 2001
	£ million
Fixed asset	12.6	14.2
Investment in joint venture	7.0	10.3
Other investments	5.5	4.3

	25.1	28.8
Working capital (excluding cash)	(2.9)	(8.4)
Cash at bank and in hand	136.4	176.6
Creditors: amounts falling due after more than one year	(1.7)	(2.4)

Net assets	156.9	194.6

We have yet to undertake our review of the fair value of assets acquired under either UK or US GAAP. However, we do not anticipate that significant goodwill will result under either basis.

OGS was de-listed from the US NASDAQ National Market on June 11, 2003 and consequently US GAAP results will not be prepared for OGS for the year ended December 31, 2002. For the year ended December 31, 2001 the US GAAP loss was £25.3 million (UK GAAP: loss £25.3 million) and the US GAAP net assets were £190.6 million (UK GAAP: £194.6 million). The key difference from UK GAAP arose from the accounting for a joint venture arrangement with Marconi plc.

32.	REDEMPTION OF PREFERENCE SHARES (UNAUDITED)

On March 31, 2003 the outstanding preference shares were converted into ordinary stock at a price of £3 per share. In addition the unpaid interest accrual of £2.4 million was also converted to ordinary shares at a price of £3 per share.