Form 20-F
period 2003-12-31
CELLTECH GROUP PLC
filed 2004-06-25
CIK 877799

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-10817

CELLTECH GROUP PLC

(Exact name of Registrant as specified in its Charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organization)

208 BATH ROAD

SLOUGH

BERKSHIRE SL1 3WE

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

277,654,453 Ordinary Shares, nominal par value 50 pence sterling per share

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

(continued)

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

Forward-looking statements reflect our current view with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause our actual results, performance or achievements to be materially different from the future results, performance or achievements that may be expressed or implied by the forward-looking statements, including, among others, those set forth elsewhere in this annual report, especially in “Item 3—Key Information—Risk Factors”, “Item 4—Information on the Company—Business Overview—Government Regulation” and Item 5-Operating and Financial Review and Prospects”, in our reports filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and the following:

•	the consummation of the proposed acquisition of our company by UCB S.A., described in Item 4 below;

•	the results of research and pre-clinical and clinical trials involving our products;

•	the failure to receive regulatory approvals on a timely basis or at all and to maintain them once received;

•	the loss of or inability to obtain patent or trademark protection for certain products;

•	legislative and regulatory changes relating to pharmaceutical products, including those related to mandated prices for our pharmaceutical products;

•	the difficulties inherent in scaling pilot manufacturing processes up to commercial levels;

•	the failure to maintain adequate capital resources;

•	the difficulties inherent in integrating acquired businesses into the Company’s business operations;

•	the introduction of competing products by other companies or other events that change anticipated levels of demand for products;

•	disruption to our Rochester or Bardsley Vale facilities;

•	the lack of acceptance of any new products we may develop;

•	failure of government agencies and other third party payers to reimburse drug and treatment costs of our products;

•	changes in currency exchange rates and interest rates;

•	changes in general economic and business conditions;

•	the outcome of pending legal proceedings;

•	the failure of our development, manufacturing and marketing partners to perform our contractual obligations;

•	the decision of our research and development partners to terminate their collaborations with us.

•	changes in business strategy; and

•	unidentified side effects of, or adverse publicity in respect of, our products.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this annual report as anticipated, believed, estimated, expected, planned or intended. We disclaim any obligation to update the forward-looking statements contained herein.

CURRENCIES AND EXCHANGE RATES

We publish our financial statements in pounds sterling. In this annual report, references to “US dollars,” “$” or “¢” are to the currency of the United States (US) and references to “pounds sterling,” “pounds,” “sterling,” “£,” “pence” or “p” are to the currency of the United Kingdom (UK). There are 100¢ to each $1.00 and 100p to each £1.00.

Solely for your convenience, we have translated certain pounds sterling amounts in this annual report into US dollars. The rate of translation is based on the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York on the various dates specified where the translations are set forth in this annual report. These translations should not be taken as assurances that the sterling amounts actually represent these US dollar amounts or were or could be converted in US dollars at the rate indicated or at any other rate. When we refer to the “noon buying rate” in this annual report, we are referring to this rate. The noon buying rate was $1.82 per £1.00 on June 14, 2004. See “Item 3—Key Information—Risk Factors—Currency Fluctuations”.

PART I.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF CELLTECH

The following selected historical consolidated financial data of Celltech Group plc and subsidiaries (referred to herein interchangeably as “Celltech,” “the company,” “the group,” “we” and “us”) have been derived from the audited Consolidated Financial Statements of Celltech as of December 31, 2003 and 2002, and for the years ended December 31, 2003, 2002 and 2001 included elsewhere in this annual report. The financial results of Oxford Glycosciences PLC (OGS) have been consolidated within our financial results with effect from April 14, 2003. The selected consolidated financial data as of December 31, 2000 and September 30, 1999 for the years ended December 31, 2000 and September 30, 1999 are derived from the audited financial statements included in our annual reports to shareholders for the relevant years, reclassified where appropriate to conform with our presentation. In 1999, we changed our financial year-end from September to December and accordingly we present results for the 15 months ended December 31, 1999 and the three months ended December 31, 1999. The selected financial data are qualified by, and should be read in conjunction with, the financial statements included elsewhere in this annual report.

Our financial statements are prepared in accordance with UK GAAP which differs from US GAAP. The significant differences applicable to us are set out in Note 30 of Notes to the Financial Statements of Celltech included elsewhere in this annual report.

	Year Ended December 31, 2003		Year Ended December 31, 2002		Year Ended December 31, 2001		Year Ended December 31, 2000		15 Months Ended December 31, 1999		3 Months Ended December 31, 1999		Year Ended September 30, 1999
	£		£		£		£		£		£		£
	(in millions, except share and per share data)
Profit and loss account data
AMOUNTS IN ACCORDANCE WITH UK GAAP
Sales	353.3		329.6		303.1		235.5		55.4		4.7		50.7
Cost of sales	(101.5)		(94.7)		(83.5)		(69.7)		(21.3)		(1.1)		(20.2)

Gross profit	251.8		234.9		219.6		165.8		34.1		3.6		30.5
Research and development	(106.1)		(95.7)		(90.7)		(74.8)		(81.6)		(19.9)		(61.7)
Selling, marketing and distribution expense	(67.4)		(71.5)		(78.6)		(46.8)		—		—		—
Corporate, general and administrative	(144.4)		(120.5)		(125.3)		(476.0)		(14.0)		(2.7)		(11.3)
Other operating income	2.5		8.1		18.8		4.6		24.2		2.4		21.8

Operating loss	(63.6)		(44.7)		(56.2)		(427.2)		(37.3)		(16.6)		(20.7)
(Loss)/profit on ordinary activities before taxation	(82.5)		(43.3)		(52.6)		(425.6)		38.2		66.5		(28.3)
(Loss)/profit for the period	(53.9)		(45.8)		(55.5)		(424.5)		36.6		67.9		(31.3)
(Loss)/earnings per share – basic	(19.5	)p	(16.7	)p	(20.3	)p	(161.6	)p	24.8p		45.6p		(21.5	)p
(Loss)/earnings per share – diluted	(19.5	)p	(16.7	)p	(20.3	)p	(161.6	)p	24.3p		44.6p		(21.5	)p
Weighted average number of shares – basic	276.4		275.4		274.5		262.8		146.5		148.6		146.2
Weighted average number of shares – diluted	278.0		277.9		279.0		269.3		150.5		152.3		146.2
AMOUNTS IN ACCORDANCE WITH US GAAP
Net sales	343.0		328.1		303.1		235.5		18.0		4.5		13.5
Research and development	(107.2)		(99.4)		(99.1)		(74.8)		(52.1)		(19.6)		(32.5)
Operating profit/(loss)	0.3		(9.0)		(82.8)		(174.9)		(55.5)		(22.2)		(33.3)
Profit/(loss) before taxes	3.0		(7.6)		(79.2)		(173.3)		(51.7)		(20.8)		(31.0)
Net profit/(loss)	6.0		(15.2)		(85.8)		(177.2)		(51.9)		(19.4)		(32.6)
Basic and diluted net profit/(loss) per ordinary share	2.2		(5.5	)p	(31.3	)p	(67.4	)p	(53.4	)p	(13.1	)p	(38.5	)p
Basic and diluted net profit/(loss) per ADS	4.3		(11.0	)p	(62.6	)p	(134.8	)p	(106.8	)p	(26.2	)p	(77.0	)p
Weighted average number of shares – basic	275.4		275.4		274.5		262.8		97.9		148.6		85.1
Weighted average number of shares – diluted	278.0		277.9		279.0		269.3		150.5		152.3		146.2
Net profit/(loss) – had SFAS 142 been adopted	6.0		(15.2)		(12.3)		(109.5)		(45.5)		(15.6)		(30.0)
Basic and diluted net profit/(loss) per ordinary share – had SFAS 142 been adopted	2.2p		(5.5	)p	(4.5	)p	(41.7	)p	(46.5	)p	(10.5	)p	(35.3	)p
Balance sheet data (at end of period)
AMOUNTS IN ACCORDANCE WITH UK GAAP
Cash and liquid resources	155.0		105.1		90.4		76.6		121.7		121.7		73.2
Total assets	711.2		800.4		860.9		874.7		162.0		162.0		115.0
Long-term obligations	(55.4)		(75.9)		(122.5)		(112.2)		(0.1)		(0.1)		(29.3)
Shareholders’ funds	505.9		564.4		619.2		669.4		126.8		126.8		58.2
AMOUNTS IN ACCORDANCE WITH US GAAP
Cash and cash equivalents	155.0		102.4		90.4		76.6		121.7		121.7		73.2

	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000	15 Months Ended December 31, 1999	3 Months Ended December 31, 1999	Year Ended September 30, 1999
	£	£	£	£	£	£	£
	(In millions, except share and per share data)
Total assets	897.6	972.7	1,012.9	1036.7	378.4	378.4	396.7
Long-term obligations	(76.3)	(90.5)	(117.4)	(101.9)	(0.1)	(0.1)	(0.9)
Shareholders’ equity	(672.1)	696.5	763.2	841.7	343.2	343.2	366.9

We publish our financial statements in pounds sterling. The following table sets forth, for the years, months and dates indicated, the noon buying rate in New York City for cable transfers in pounds sterling as certified by the Federal Reserve Bank of New York for customs purposes (the “noon buying rate”):

US($) to pounds sterling (£)(1)	Average rate during period(2)(3)
1999	1.62
2000	1.51
2001	1.44
2002	1.51
2003	1.65

US($) to pounds sterling (£)(1)	Highest rate during period	Lowest rate during period
2003
December	1.78	1.72

2004
January	1.85	1.79
February	1.90	1.81
March	1.86	1.79
April	1.86	1.77
May	1.84	1.75
June (to June 14)	1.84	1.82

The noon buying rate on June 14, 2004 was $1.82 = £1.
(1)	All figures have been taken directly or derived from figures released through the Public Information Office of the Federal Reserve in Washington, D.C. or New York City.
(2)	The noon buying rate on such dates may differ from the rates used in preparation of the group’s financial statements as of such dates.
(3)	The average is the average of the noon buying rate on the last day of each month during the period indicated.

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

If We Are Unable To Develop Commercially Successful Products, We May Be Unable To Generate Growth or Sustain Revenues. We have a variety of product candidates in various stages of development and will need to undertake substantial additional research and development and pre-clinical and clinical testing of our product candidates. Our efforts may not result in the development of a sufficient number of commercially successful products, or any commercially successful products, in which case we will not be able to generate significant growth in revenues. For example, our near-term results are dependent on the successful development, registration and commercialization of CDP 870 in both the rheumatoid arthritis and Crohn’s disease indications. In addition, sales revenues from our existing marketed products will decrease as those products reach the end of their commercial lives.

We may fail to successfully develop a product candidate for many reasons including:

•	our pre-clinical discovery efforts prove unsuccessful;

•	a product candidate fails in pre-clinical studies;

•	a product candidate is not shown to be safe and effective in clinical trials;

•	we fail to obtain regulatory approval for a product candidate;

•	we fail to produce a product in commercial quantities at an acceptable cost; and

•	a product is eclipsed by a better new product or does not gain market acceptance.

Our Success is Highly Dependent on Collaborators. Our primary focus will continue to be on the research and development of new pharmaceutical products. The development, manufacturing and commercialization of a number of the product candidates in our pipeline continue to be dependent on our collaborators as our collaborators have substantial responsibility for the development, manufacturing and commercialization of these product candidates. The collaborators also have significant discretion over the resources they devote to these efforts. Our success, therefore, will depend on the ability and efforts of these outside parties in performing their responsibilities. We cannot guarantee that our collaborators will devote sufficient resources to collaborations with us or that relevant product candidates can be developed, manufactured and commercialized without our collaborators.

Our strategy continues to be to seek collaboration partners for certain of our product candidates. Such collaborations provide important funding through signature and milestone payments, and the assimilation of certain ongoing development, manufacturing and commercialization expenditure by our collaborators, as well as provision of critical development, manufacturing and commercialization expertise. If we are unable to enter into new collaboration agreements, we may be unable to fund further development of our product candidates, or may lack the expertise to conduct developments, manufacturing and commercialization of our product candidates. We may be unable to establish additional collaborative arrangements for our product candidates or license agreements on favorable terms, or at all, and any such arrangement or agreement may not prove successful. In addition, our current collaboration arrangements may be terminated, as was the case in December 2003 when Pfizer terminated the CDP 870 arrangement. Such terminations may require us to rapidly assimilate many activities that had previously been carried out by our partner(s). Currently, we are in discussions with potential parties to agree to terms of a new collaboration for CDP 870 in the rheumatoid arthritis indication.

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

Our Existing Manufacturing, Sales and Marketing Capabilities Are Limited In Scope. In particular, we do not currently have in-house manufacturing capabilities for our biological products. We have entered into two long-term agreements to reserve substantial future manufacturing capacity prior to receiving final regulatory approval for a product, and may enter into further similar agreements in the future. Should we subsequently not require the reserved capacity for our product candidates, we would be left with potentially onerous commitments that we may not be able to mitigate or utilize for other product candidates. In addition, our current and potential future collaborators and licensees may pursue alternative manufacturing technologies or arrangements either on their own or in collaboration with others, including our competitors.

In addition, we are currently expanding our manufacturing capabilities at Rochester to manufacture Dipentum® and to include bioanalytical testing, and are increasing our sales and marketing organizations as our new products, such as Dipentum®, come onto the market. Our future success, consequently, will depend on the success of this expansion at Rochester and our ability to compete with other pharmaceutical and biotechnology companies where we choose to commercialize our product candidates using our own sales and marketing capabilities. These companies may have greater sales and marketing resources at their disposal. In the event we continue to require additional manufacturing, marketing and sales services, our success will also depend on our ability to negotiate alliances for such services, and upon the efforts and skills of the other parties to such alliances.

Our Sales and Income Are Dependent On a Relatively Small Number of Products. As is common with many pharmaceutical companies, our results are strongly influenced by a relatively small number of products and royalties, in particular, Tussionex®, methylphenidate (including Metadate® CD), Delsym®, Dipentum®, Perenterol®, Coracten® and products from which we receive royalty revenues such as Remicade™, Rituxan®, Herceptin®, ReoPro®, Asacol® and Pertactin. A deterioration in the competitive position of any of our more important products due, for example, to the launch of a generic competitor, unanticipated adverse events with our products or a similar competitor product, or a withdrawal of the marketing authorization for any of these products, could materially adversely affect our future results. Generic competition for products that do not have patent protection can arise with little or no notice which makes it difficult to anticipate the timing and impact of the introduction of generic competition. For instance, the FDA approved the marketing of generic products in December 2003 that have resulted in significant competition to our product Zaroxolyn®. Furthermore, for our existing royalty income streams we are unable to materially influence the level of marketing and promotion that is undertaken to support the product or the levels of inventories held by wholesalers, and these products may become eclipsed by new products.

We May Encounter Unexpected Difficulties in the Design and Construction of Production Facilities and the Scale-Up of Production to Viable Commercial Levels. In order to manufacture a product candidate commercially, we require access to large scale production facilities. A third party manufacturer engaged by us, or in some cases we ourselves, may encounter unexpected difficulties in the design and construction or adaptation of production facilities and the scale-up of production to viable commercial levels. These difficulties could result in substantial additional costs or affect the commercial viability of a product candidate. We are particularly at risk of encountering these difficulties in the manufacture of biologicals, which are inherently more difficult to produce than chemical compounds, where we currently rely to a great extent on alliances with third party manufacturers.

Third-Party Reimbursement and Health Care Cost Containment Initiatives and Treatment Guidelines May Constrain Our Future Revenues. Our ability to market successfully our existing and future new products will depend in part on the level of reimbursement that government health administration authorities, private health coverage insurers and other organizations provide for the cost of our products and related treatments. Countries in which our products are sold through reimbursement schemes under national health insurance programs frequently require that manufacturers and sellers of pharmaceutical products obtain governmental approval of initial prices and any subsequent price increases. In particular, the prices we set for products sold in the UK depend to some extent on the reimbursement amounts set by the UK public health service and controls on profitability imposed by the UK government in respect of certain categories of products. In other countries, including the US, government-funded and private medical care plans can exert significant indirect pressure on prices. We may not be able to sell our products profitably if adequate prices are not approved or reimbursement is unavailable or limited in scope. Increasingly, third-party payors attempt to contain health care costs in ways that are likely to impact our development of products including:

•	failing to approve or challenging the prices charged for health care products;

•	introducing reimportation schemes from lower priced jurisdictions;

•	limiting both coverage and the amount of reimbursement for new therapeutic products;

•	denying or limiting coverage for products that are approved by the regulatory agencies but are considered to be experimental or investigational by third-party payors;

•	refusing to provide coverage when an approved product is used in a way that has not received regulatory marketing approval; and

•	refusing to provide coverage when an approved product is not appraised favorably by the National Institute for Clinical Excellence in the UK, or similar agencies in other countries.

Our Competitors May Have Greater Resources for Developing and Marketing Products and May Be Able to Develop Products that are Superior to Our Product Candidates or Launch Competing Products Before We Do. The pharmaceutical industry is highly competitive. We compete with pharmaceutical and biotechnology companies in the US, the UK, continental Europe and elsewhere for both our existing products and product candidates currently under development. Some of these companies have research, development, marketing, manufacturing, financial and human resources greater than ours. Competitors may develop and receive regulatory approval for a marketable product before we do. Competitors may also develop a product that is more effective or economically viable than our product candidates, rendering our products and/or product candidates obsolete. Competitors may be able to better promote their products by devoting greater marketing and sales resources to their products, capturing greater market acceptance than our products. We will face increased competition in the future as new companies enter our markets and alternative drugs and technologies become available.

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

Litigation over patents and other intellectual property rights is not unusual in the biotechnology and pharmaceutical industries. Legal standards relating to the validity of patents covering pharmaceutical or biotechnological inventions and the scope of claims made under such patents are still developing and may vary substantially in different geographic territories. There is no consistent policy regarding the breadth of claims allowed in biotechnology patents. The patent position of a biotechnology company often is highly uncertain and may involve complex multi-party contractual arrangements and legal and factual questions.

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

Our success also depends on our ability to operate without infringing the proprietary rights of third parties. If infringement occurs, we may have to develop an alternative technology or process or reach an agreement for the license of the necessary rights from the third party. Should this be necessary, we may not be able to obtain or develop those technologies or obtain those licenses or commercially viable terms or at all, and as a result, may be unable to develop and market our product candidates.

We Face Product Liability Risks and May Not Be Able to Obtain Adequate Insurance. The testing, marketing and sale of our products involve significant potential product liability risks. We may be held liable for damages for product failures or adverse reactions resulting from the use or misuse of our products. Our existing product liability insurance may not provide adequate coverage against product liability claims. From time to time, we may not be able to obtain insurance on acceptable terms and any insurance we do obtain may not provide adequate coverage against claims asserted. Since September 20, 2001, we have been required to increase our level of self-insurance in respect of methylphenidate. In addition, we have established our own captive reinsurance company to assist in the management of the methylphenidate related insurance. See “Item 8—Financial Information—Legal Proceedings”.

Announcements, Developments and/or Regulatory Changes in the Biotechnology Sector May Cause Our Share Price to Fluctuate. The market price of our ordinary shares and our ADSs may be affected by events outside our control, including announcements from or about other companies in the biotechnology sector. External factors that could cause our share price to fluctuate in the future include:

•	announcements by other biopharmaceutical companies of clinical trial results and other product developments;

•	adverse developments in the protection of intellectual property or other legal matters;

•	announcements in the scientific and research community including, but not limited to, new information regarding the validity of a particular therapeutic approach, unintended side effects of our products, product candidates or similar third party products, or new information regarding one or more of our technology platforms, or similar third party technology platforms;

•	adverse publicity and public perception about the risks and benefits of biotechnology products generally and, in particular, about the unintended side effects that they may have;

•	changes in treatment recommendations or guidelines by government agencies, private health organizations or science foundations;

•	regulatory changes that affect our products; and

•	changes in third-party reimbursement policies or in medical practices.

Foreign Exchange Fluctuations May Adversely Affect Our Earnings. In the 12 months ended December 31, 2003, 69% of our consolidated net revenues was denominated in US dollars. The percentage of US dollar denominated revenues may increase in the future; however, we report our results in sterling. Therefore, changes in the relation of sterling to the US dollar will affect our reported results of operations. A weakening in the value of the US dollar could reduce our reported earnings; we estimate that each $0.10 adverse movement versus the average 2003 rate of $1.64 will impact our reported profit by £5.0 million. We cannot, however, predict the effect of future exchange rates between sterling and the US dollar on our financial condition. The group does not currently actively hedge against the effect of exchange rate differences resulting from the translation of foreign currency earnings but does, where appropriate, seek to hedge significant transaction exposures which include hedging material surplus balances not denominated in the functional currency of the operating unit.

We May Encounter Difficulties In Securing Supplies of Key Raw Materials and Bulk Materials. We seek wherever commercially feasible to secure second source suppliers for key materials or to stockpile materials when shortages may arise. We have not, however, secured qualified second source suppliers or stockpiles in respect of key materials for all our products, and there can be no assurance that shortages will not develop or that prices for such materials will not increase in the future. We rely on third party manufacturers for the supply of US Drug Enforcement Administration(“DEA”) controlled substances, including methylphenidate. There can be no assurance that these third party manufacturers will receive annual renewals of their DEA registration as a bulk manufacturer of controlled substances, or that their assigned quota will be sufficient to meet our demand.

A Disruption to our Rochester Facility Could Materially Adversely Effect Our Business. The Rochester facility is the sole production site for several of our major products including Tussionex®, Zaroxolyn® and Delsym®, with sales of over £111 million in 2003. In addition, during 2003, the Rochester facility was established as a manufacturing source for Metadate® CD/Equasym® XL, and work is currently ongoing to establish Rochester as a source for Dipentum®. An interruption to manufacturing at Rochester due to regulatory matters, industrial action or for any other reason could have a materially adverse effect on our business.

We Could Be Subject To Warranty Claims Arising from Business Disposals. We have disposed of a number of businesses over the last few years. In connection with such disposals, we frequently provide warranties in respect of certain potential claims and risks related to the business being sold. Should a material warranty claim arise and be successfully claimed, our results could be materially impacted.

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

Regulation by Government Agencies Imposes Significant Costs, is Time Consuming and Limits the Scope of Our Business Activities. The production and sale of pharmaceutical and biological products are highly regulated. Regulations can change significantly during the course of development of a product candidate, or following its approval by regulatory agencies, any such changes may, among other things, negatively impact our ability to manufacture our products cost effectively. Our ability and the ability of our partners to secure regulatory approval for our products and to continue to satisfy regulatory requirements will significantly influence our future success. We may not receive required regulatory approvals for our products or receive approvals in a timely manner. In particular, the US Food and Drug Administration (“FDA”) and comparable agencies in other countries, including the European Agency for the Evaluation of Medicinal Products and the Medicines and Healthcare Products Regulatory Authority in the UK, must approve human therapeutic, preventive and diagnostic products before they are marketed. This approval process can involve lengthy and detailed laboratory and clinical testing, sampling activities and other costly and time-consuming procedures. While the time required to obtain approval varies, it can take several years. Delays in obtaining or the failure to obtain regulatory approvals or the restriction, suspension or revocation of regulatory approvals could adversely affect the marketing of products and our ability to receive product revenues or royalties. We may not be able to obtain the necessary approvals for clinical testing or for the manufacturing and marketing of any products that we develop. Regulatory developments with similar competing products or product candidates may have an adverse impact on our own products or product candidates.

We are also subject to ongoing regulatory review. Discovery of previously unknown problems with a product, manufacturer or facility or other violations of regulatory requirements may result in fines, suspensions of regulatory approvals, operating restrictions, product recalls and criminal prosecution.

Our product methylphenidate is classified as a Schedule II controlled substance. Its production is strictly regulated by the DEA. Each year the DEA allocates the total national production (by kilogram of annual production) of drugs in this category based on anticipated demand by assigning quotas to producers licensed by the DEA. We are reliant on third party manufacturers for the supply of bulk methylphenidate products and consequently on their ability to secure an adequate annual quota from the DEA to supply ours and other customers’ needs. Our product Tussionex® is classified as a Schedule III controlled substance. The distribution, receipt and usage of its active ingredient hydrocodone are also regulated by the DEA’s quota system. Failure to obtain annual renewals of our DEA registration as a dosage form manufacturer of Tussionex® and methylphenidate or being prohibited by the DEA from continuing to manufacture and sell either of these products would have a material adverse effect on our operating results. See “Item 4—Information on the Company—Business Overview—Government Regulation”.

US Persons Owning Celltech ADSs May be Subject To Certain Restrictive US Securities Laws. US securities laws may restrict the ability of US persons who hold our ADSs from participating in certain rights offerings, share dividends or other transactions involving our securities which may occur in the future.

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

We were founded in 1980 as a result of a British government initiative to compete with the burgeoning American biotechnology industry. In our early years, we pioneered antibody chimerization, humanization and bulk manufacture, and later, developed technologies, including PEGylation, that can be used to produce antibody-derived drugs. Today, we are one of the largest European-based biopharmaceutical companies, possessing significant discovery and development capabilities, a broad product pipeline, and an international pharmaceutical business which includes US and European operations.

On May 18, 2004, the boards of Celltech and UCB S.A., a company organized under the laws of Belgium, announced that they had agreed to the terms of a cash offer by UCB for the entire issued and to be issued share capital of Celltech. The offer values our entire issued and to be issued share capital at approximately £1,530 million. The offer is currently scheduled to remain open until June 17, 2004 (unless thereafter extended by UCB or pursuant to applicable UK or US securities laws). Consistent with advice obtained from our financial advisors, Morgan Stanley and JP Morgan, our board of directors deems the offer to be fair and reasonable and has unanimously recommended that all shareholders accept the offer. There can be no assurances, however, that UCB will acquire shares pursuant to the offer as it is subject to several conditions including that the offer shall have been accepted in respect of at least 90% of Celltech’s share capital.

Our growth to date is underpinned by our strengths in discovery and development. These strengths have enabled us to build an extensive and innovative pipeline that includes a number of treatments for serious diseases. In addition, we have grown through three sizeable acquisitions.

The first, a merger with Chiroscience plc, was completed in September 1999. Its central rationale was to create a discovery and development organization possessing a wide repertoire of key technologies and a critical mass that would enable us to be competitive with leading biopharmaceutical companies. It also permitted valuable discovery synergies to be accessed, through the complementarity between our antibody technologies and Chiroscience’s small molecule and genomics expertise.

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

Prior to the acquisition of Medeva, our strategy had been to license our products to other pharmaceutical companies, who would share development costs and be responsible for manufacturing and marketing. This meant that we typically retained only a limited portion of profits from the products we were developing. While some products, particularly in the general practice area, continue to be developed with third party pharmaceutical partners, the acquisition of Medeva continues to enable us to commercialize on our own or jointly a number of key products from our development pipeline and thereby retain a greater proportion of the potential future profits.

The ultimate objective of our acquisition of Medeva was to build an internationally competitive, fully integrated, biopharmaceutical company. The combined business expertise spans the pharmaceutical value chain, from drug discovery, through early and late stage development, to an international marketing capability and infrastructure.

The third was a cash offer for the entire issued share capital of Oxford Glycosciences PLC (“OGS”) that became effective on April 14, 2003. OGS was a leader in the field of human glycobiology, which is the study of the structure and functions of carbohydrates, the processes by which carbohydrates are formed and destroyed in the human body, and the biological processes in which they participate. OGS has also built an extensive database of novel protein disease targets, particularly in the area of oncology, along with an intellectual property estate relating to these disease targets.

We believe the acquisition of OGS will give us the ability through use of our various antibody and small molecule technology platforms to exploit certain novel protein disease targets patented by OGS. In addition, we believe the integration of OGS’ bio-informatics capabilities will expand our own capabilities in this area.

Following the transactions with Chiroscience and Medeva, we targeted for divestment five businesses which were not considered core activities in relation to our long-term strategy. This disposal program, which commenced in 1999 and concluded in the first half of 2001, realized total proceeds of £170.4 million including £33.6 million in convertible loan stock and deferred consideration. The total disposal program permitted us to focus our resources upon our research and development programs and upon developing our profitable cash-generative pharmaceutical operations in the US and Europe.

The integration of the former Chiroscience and Medeva operations with ours was completed in 2001. The integration program comprised a review and rationalization of the combined development portfolio, a restructuring of management and the integration and streamlining of central and corporate functions.

The integration of the OGS operations with ours was completed in November 2003. In connection therewith, we undertook a substantial restructuring of our business, including closure of certain activities and facilities, with associated redundancies. At the time of its acquisition, OGS had net cash and liquid resources of £126.6 million. The costs of restructuring and cash outflows relating to discontinued activities during 2003 amount to £20.2 million, which, together with the anticipated cash inflows and outflows during 2004, is expected to meet our goal of a broadly cash-neutral acquisition of valuable assets. We recorded exceptional restructuring costs, mainly relating to staff redundancies and costs of discontinued projects, of £4.5 million in 2003.

In February 2001, we licensed Abgenix’s SLAM technology for $17 million (£11.8 million) in cash. In July 2001, we entered into a collaboration with NeoGenesis, Inc., which involved a $10 million (£7 million) equity investment by us. Our acquisition for £31 million in October 2001 of Thiemann SA, a German sales and marketing business, was an important step in building a pan-European pharmaceutical organization. The Thiemann acquisition provides us with a sales and marketing organization in Germany, the largest European Union market.

In March 2001, we entered into an exclusive worldwide development and marketing agreement with Pharmacia (now Pfizer) regarding CDP 870. Before the termination of this agreement by

Pfizer in December 2003 we had received $60 million of cash pursuant to these arrangements. In May 2004, we announced that we had entered into a new collaboration agreement for CDP 870 with UCB. This agreement is not conditional upon the success of the offer for all the issued and to be issued share capital of Celltech.

In July 2002, we entered into arrangements with Pharmacia Corporation to access its product Dipentum®, which is marketed as a treatment for ulcerative colitis, an inflammatory bowel disorder, in the US and European markets. The European product rights were acquired outright for $20 million. The agreement for the US rights originally provided us with exclusive sales, marketing and distribution rights until January 2005 at which time we could acquire the product outright at our option for $5 million. We entered into an amendment to the US rights agreements with Pharmacia in April 2004 pursuant to which the exercise date for the option to acquire the product outright was accelerated to the date of signing of the amendment. We exercised our option as of such date. In connection with the Dipentum® agreement, we established specialist gastroenterology sales forces in the US and Europe. It is intended that these sales forces will ultimately market CDP 870 in Crohn’s disease alongside Dipentum®. Pharmacia was acquired by Pfizer, effective April 16, 2003. Other than pursuant to the amendment accelerating the US option purchase, the terms of this agreement are unchanged following Pfizer’s acquisition of Pharmacia.

We intend to devote significant resources to enhancing our capability to market or co-market specialized hospital products, if successfully developed and launched, including CDP 870 in Crohn’s disease.

In anticipation of the launch of Metadate® CD in mid-2001, the US sales force was expanded in order to maximize the market opportunity offered by this product. Following an appraisal of in-market performance of Metadate® CD, we significantly reduced the level of detailing for this product, which resulted in the US general sales force being reduced from 350 to 170 representatives during the third quarter of 2002. The restructured sales force will continue to detail our cough/cold range of products (including Tussionex® and Codeprex® which we intend to launch in the third quarter of 2004), and will support Metadate® CD, which is promoted predominantly to pediatricians and child psychiatrists. Since the sales force restructuring, Metadate® CD has made a positive financial contribution to the business. In addition, the US gastrointestinal sales force established in January 2003 which consists of 30 representatives will continue to promote Dipentum® and establish important relationships in advance of commercialization of CDP 870.

We expanded our European sales and marketing capabilities with our September 2001 acquisition of Thiemann and in 2002 through the opening of an office in Copenhagen, serving the Nordic region. In support of our plan to reduce the number of general representatives and strengthen our specialist-focused organization, during the first half of 2003 we restructured our UK, French and German sales and marketing organizations to focus solely on specialist promotion. A similar restructuring of the Spanish sales force is expected to be completed in the first half of 2004. In total these restructurings have resulted in a reduction of approximately 150 positions and have given rise to an exceptional charge of £9.0 million.

In October 2003, we licensed European sales and marketing rights to Xyrem® (sodium oxybate) oral solution from Orphan Medical, Inc. Orphan Medical received US FDA approval in July 2002 to market Xyrem® as a treatment for cataplexy in patients with narcolepsy. We filed a Xyrem® marketing authorization application for the cataplexy indication in Europe in early 2004 which was accepted for review by the European Medicines Evaluation Agency at the end of the first quarter of 2004. Upon approval, which we anticipate to receive in 2005, we will use our specialist sales forces to market the product to the target audience of neurologists and sleep specialists. Under the terms of the license agreement, we will be responsible for the registration, sales and marketing of Xyrem® in Europe. We made an upfront payment of $2.5 million to Orphan Medical and will make further payments of up to $6 million tied to product development milestones and up to $7 million tied to sales-related milestones. We will also pay Orphan Medical a royalty on sales of the product. The licensing agreement includes the use of Xyrem® in narcolepsy and provides us with rights to negotiate in regard to other potential future indications for Xyrem® including fibromyalgia syndrome.

In support of our corporate objective of enhancing our oncology research activities as a strong second franchise alongside our existing research in immune disorders and inflammatory diseases, we adopted a number of OGS’s established oncology research programs within our own pipeline. We anticipate that the most advanced of these programs will yield antibody development candidates within two years.

Our principal capital expenditure project undertaken during the last three years related to our research facility at Granta Park, Cambridge, England, which our research and development group took possession of in June 2000. Expenditures for this research facility totaled £9.1 million and the project was completed in 2001. Costs included £6.9 million on the building, £1.5 million of laboratory equipment and £0.7 million of office and information technology equipment. During 2002, £0.9 million (2001: £3.1 million, 2000: £4.5 million) was also invested to upgrade and validate our US manufacturing facility in Rochester, New York. In March 2001, we opened new corporate headquarters in Slough. Fit out costs totaled £2.5 million (2001: £1.6 million; 2000: £0.9 million). We also undertook a program of refurbishing the laboratories at our research facility in Slough. Capital expenditure during the 2002 year totaled £11.8 million, relating predominately to upgrading laboratory and manufacturing facilities and enhancing equipment and information technology.

Our total capital expenditures in 2003 of £16.2 million took place principally on the UK research and development facilities base in Slough (£7.7 million), the Ashton manufacturing site (£1.3 million) and the Rochester manufacturing site (£3.1 million). Additionally, we acquired during the year a property from Dr. Ando in a related party transaction for £1.2 million. See Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions.” Of the total expenditure of £16.2 million, £1.2 million was accrued at the year end relating to spending at Slough and Ashton.

Our total capital expenditure budget for 2004 is £20.0 million (£21.2 million including accrual from 2003) which we anticipate funding from our internal resources.

In order to maximize efficiency within the US manufacturing operations during 2003 we closed our California manufacturing facility, which produced various methylphenidate products. Production associated with the tableting and packaging of these products was transferred to the Rochester site. Bulk manufacture of the active compound will be sourced from a third party once the existing stocks of raw materials are exhausted.

In order to rebalance resources between our research and development activities, we closed our novel target discovery facility in Seattle at the end of 2003, with certain key activities being transferred to other sites.

B. BUSINESS OVERVIEW

We are one of the largest European-based biotechnology companies. We possess significant discovery and development capabilities, a broad product pipeline, and an international pharmaceutical business, which includes US and European operations. We derive revenues from the licensing of our technologies and products and the sale of pharmaceutical products through our international pharmaceutical business.

Our discovery and development activities are focused on developing treatments for autoimmune and inflammatory disorders and oncology. We are expanding our expertise into new disease areas, in particular through our growing research pipeline in multiple sclerosis, systemic lupus erythematosus and psoriasis. In addition, we continue to build our oncology resources and are developing a range of approaches, primarily addressing the significant unmet need in the treatment of solid tumors. We entered four new products into Phase I clinical development during 2003, with a further product transitioned into preclinical development. Our pipeline includes product candidates comprising new chemical entities and antibody-based therapeutics, which are in pre-clinical or clinical development or marketing license registration. Our technology base includes a leading position in antibody engineering and extensive medicinal chemistry capabilities.

Our strategy includes partnering where appropriate to access particular discovery, development or commercialization capabilities and to reduce the risk inherent in pursuing a broad pipeline of novel therapeutic products. We have a range of discovery, development and commercialization collaborations with leading pharmaceutical and biotechnology companies including: Abgenix, Amgen, AstraZeneca, Biogen Idec, Johnson & Johnson, Merck, NeoGenesis, Orphan Medical, Seattle Genetics and Wyeth.

Our technology licensing income is derived primarily from our antibody engineering license revenues and technology portfolio. See “—Intellectual Property” and Item 8—Financial Information—Legal Proceedings.” New technology is patent protected where we believe it is in our commercial interests to do so. Some of our intellectual property is similar to or in conflict with intellectual property rights claimed by others. As a result, it may be necessary for us to challenge the validity of those rights or to negotiate license arrangements. See “Item 3—Key Information—Risk Factors”; and “Item 8—Financial Information—Legal Proceedings”.

Our pharmaceutical business provides a steady revenue stream through the marketing of our existing portfolio and enables us to retain greater value from our product pipeline through the marketing or co-promotion of selected products in selected geographic territories. We restructured our US sales force during 2002, and in connection therewith, a new US gastrointestinal specialized sales force was created. In Europe during 2002 and 2003, the number of general representatives was significantly reduced while the specialist focused organization was strengthened.

We generated total revenue of £353.3 million for the year ended December 31, 2003, £329.6 million for the year ended December 31, 2002 and £303.1 million for the year ended December 31, 2001. No turnover has been consolidated in respect of OGS.

New Product Pipeline

Our product pipeline includes a number of candidates in preclinical development, clinical development or registration. We are building the capability in our pharmaceutical business to market or co-promote certain products targeted at specialized clinical indications whilst continuing to promote our cough and cold and ADHD products in the US. Other product candidates, particularly those aimed at indications treated in the general practice environment, or which require specialized development capabilities we do not possess, will continue to be partnered with major pharmaceutical or biotechnology companies. In addition, as part of our integration of OGS, we adopted within our own pipeline a number of oncology research programs in both the antibody and small molecule areas.

Our investment in continuing research and development amounted to £106.1 million in the year ended December 31, 2003. Our investment in research and development was £95.7 million in the year ended December 31, 2002 and £90.7 million in the year ended December 31, 2001.

Products awaiting marketing approval

Xyrem® In October 2003, we licensed European sales and marketing rights to Xyrem® oral solution from Orphan Medical. We filed a Xyrem® marketing authorization application for the cataplexy indication in Europe in March 2004, and expect to launch the product during 2005. Upon launch, we plan to use our specialist sales forces to market the product to the target audience of neurologists and sleep specialists.

Equasym XL® We submitted an application for a marketing authorization in the UK for Equasym XL®, a once daily ADHD product, in July, 2003. We expect to launch the product in the UK during 2004. Following approval in the UK, we anticipate seeking additional approvals in other key European territories for a 2005 launch.

Codeprex® The new drug application for Codeprex®™ was submitted to the US FDA in May 2001 and the launch is expected in the third quarter of 2004.

Products in Registration or Clinical Development

Our pipeline contains the following products that are in registration or clinical development.

CDP 870 is our leading product using our proprietary PEGylated antibody fragment technology. We have been developing CDP 870, a humanized anti-TNFa antibody fragment, as a treatment for both rheumatoid arthritis (RA) and Crohn’s disease. Until recently, CDP 870 was being developed through a collaboration with Pharmacia (now Pfizer). In February 2004 the rights to CDP 870 reverted to Celltech following Pfizer’s decision to terminate our collaboration in December 2003. After engaging in discussions with third parties interested in collaborating with us on the development of CDP 870, we announced on May 18, 2004 that we had entered into a collaboration with UCB for the global research, development and commercialization of CDP 870. Our board of directors considered the terms of the proposed UCB collaboration to be the optimal route for development and commercialization of CDP 870 given the terms proposed, the strength of UCB’s specialist sales network and the relevant expertise of UCB’s senior management. This collaboration is independent of UCB’s offer to purchase our share capital and will go forward even if the offer is not consummated.

Under the terms of this agreement, we granted UCB co-exclusive worldwide rights to develop and commercialize CDP 870. The license is exclusive for rheumatoid arthritis and other indications, excluding Crohn’s disease. UCB will be responsible for the conduct of future clinical studies and all commercialization activities with CDP 870 other than in Crohn’s disease, and will pay us a significant royalty on sales in these indications. UCB will also make progress-related payments to us dependent upon attaining certain project related milestones in addition to an up-front non-refundable signing fee. We have retained manufacturing rights and will supply CDP 870 material for commercialization, and will discharge all royalties due to third parties. We have retained exclusive rights for the development and commercialization of CDP 870 in Crohn’s disease in North America, major European markets, Australia and New Zealand, with UCB having development and commercialization rights in other territories.

Following the announcement in February 2002 of positive Phase II data for CDP 870 in Crohn’s disease, we carried out further analysis to identify the patient groups who might receive the most benefit from treatment. This resulted in the identification of C-reactive protein (CRP) as a marker identifying patients likely to respond, with those patients having elevated baseline CRP levels showing significantly enhanced treatment benefit. We discussed our Phase III plans with the FDA during the first half of 2003, and following a US investigator meeting held on November 22, 2003, commenced dosing of patients in the first of two pivotal Phase III studies on December 23, 2003. The program, termed PRECISE (PEGylated antibody Fragment Evaluation In Crohn’s disease Safety and Efficacy), involves over 1300 patients in two studies, and will assess the ability of CDP 870 to induce and maintain a clinical response in patients with moderate to severe active Crohn’s disease and will incorporate patient stratification based upon baseline CRP levels in its primary endpoints. Crohn’s disease will be the first regulatory submission for CDP 870, planned for 2005.

Phase II data in RA presented in 2001 highlighted that CDP 870 has an efficacy and safety profile at the 400mg dose that is competitive with other anti-TNFa agents, with a convenient four-weekly subcutaneous dosing schedule. During the first half of 2002, Pharmacia (now Pfizer) developed a new lyophilized formulation of the drug, which is being used for the current Phase III studies and will be used for in-market supply. Following FDA review in July 2002 of this new formulation and the Phase II data and outline Phase III clinical plans, Pharmacia (now Pfizer) initiated Phase III dosing for RA in October 2002, triggering a $10 million milestone payment to us. The Phase III program, which is to involve approximately 1,500 treated patients, will investigate the safety and efficacy of CDP 870 as both a monotherapy and in combination with methotrexate (MTX) in patients with an inadequate response to MTX. Pfizer had commenced two Phase III studies with CDP 870 in RA, with further studies required for registration scheduled to commence in the second half of 2004. The two studies initiated by Pfizer, in which patients treated over a six-month period, evaluated the effect of CDP 870 on both signs and symptoms, using the American College of Rheumatology (ACR) clinical scoring system, and disease progression, using x-ray techniques to measure improvements in the rate of joint destruction. The study in which CDP 870 is being assessed in combination with MTX concluded in March 2004, and the preliminary results were positive. The study met its primary endpoint, as assessed by the number of patients achieving a 20% reduction in the ACR score (“ACR20 response”) at 24 weeks. A significant ACR20 response was seen at week one in the study, the first time point, and was maintained for the duration of the study. The profile of adverse events in the study was consistent with those seen in previous studies with CDP 870. We intend to submit the detailed results from the study for presentation at a future major scientific meeting. The second study in which CDP 870 is being assessed as a monotherapy is due to conclude in the second half of 2004. The majority of patients from these two studies have opted to continue treatment with CDP 870 in a long-term safety open label extension study.

A further trial required for registration of CDP 870 in RA, designed to assess the impact of CDP 870 on disease progression over a 12-month period using x-ray measures of joint erosion, had been due to start during the second half of 2003. Following the termination of the collaboration with Pharmacia (now Pfizer), this third trial has now been rescheduled to commence in the second half of 2004, facilitating an anticipated 2006 regulatory filing in this indication. We are currently finalizing plans for this study, which will be conducted by our new collaboration partner, UCB.

From our now terminated collaboration with Pharmacia (now Pfizer) we received milestone payments of $60 million. We co-funded obligations for the development of CDP 870 in RA above an agreed threshold, which was triggered in the first half of 2003. Our co-funding obligations totaled £12.1 million in 2003. As required by the termination provisions of our agreement with Pharmacia (now Pfizer), Pfizer returned all information relating to CDP 870, and provided certain transitional services. Under the provisions of the agreement, Pfizer’s sole residual interest in CDP 870 is the retention of its 20% share of profits from sales in Crohn’s disease.

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

The Phase III studies also confirmed that CDP 571 had low immunogenicity and an excellent safety profile, with no significant differences in adverse events between the treated group and those taking the placebo. Following the publication of the study results, we assessed the commercial opportunity with CDP 571, including its potential use on a named-patient basis in the European Union, and decided in the first half of 2003 to cease further development of this product.

PDE4 Phosphodiesterase 4 (PDE4) is a key mediator of underlying inflammation in a number of diseases, including respiratory disorders such as asthma and chronic obstructive pulmonary disorder (COPD). Inhibition of PDE4 enzyme by an orally available small molecule product represents a potentially important therapeutic advance in the treatment of these diseases. PDE4 is being developed in collaboration with Merck.

On April 25, 2003 we were informed that Merck had discontinued Phase II studies of the lead compound in this collaboration. However, Merck is continuing its research in the field of asthma and COPD through the ongoing study of other PDE4 inhibitors. The timing of the development of these other molecules is not certain. In the last quarter of 2003 Merck exercised its option to extend the development period for PDE4. The exercise of this option enables Merck to maintain exclusive access to our PDE4 intellectual property estate, which we licensed to Merck as part of our collaboration in 1994. Pursuant to this, Merck made a £0.5 million milestone payment to us in October, 2003.

CDP 860 CDP 860, a humanized antibody fragment targeted against the PDGFb receptor, recently completed a small Phase II proof of concept study to determine whether it is able to increase the permeability of tumors, which may facilitate an increased uptake of chemotherapeutic agents, thereby increasing their effectiveness. The effects observed in this study, in which a single dose of CDP 860 was administered to patients with colorectal and ovarian cancer, were consistent with the proposed mechanism of action and confirmed the potent biological activity of this molecule. The side effects observed in this study, including reversible edema, were also consistent with the mechanism of action.

Following the completion of the study and initial discussions with a number of potential collaborators, we decided in February 2004 to terminate this program as we were unable to elicit any firm interest in the exploration of CDP 860 alongside existing chemo-therapeutic regimes.

BMS-275291 Our partner, Bristol-Myers Squibb Company, has been evaluating this selective matrix metalloproteinase inhibitor in a large Phase II study in non-small cell lung cancer (NSCLC) in combination with Taxol® (paclitaxel) and Paraplatin® (carboplatin). Following a planned interim analysis, we and Bristol-Myers Squibb were informed by the Data Safety Monitoring Committee that BMS-275291 was unlikely to reach its pre-determined efficacy endpoint. Accordingly, in the third quarter of 2003 the study was terminated and treatment was discontinued in nearly all patients. Bristol-Myers Squibb does not plan to develop BMS-275291 further in this indication.

Products In Preclinical Development/Human Dosing Phase I

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

During 2002 we entered CDP 323, an orally active inhibitor of a4-integrins, into preclinical development. This potent inhibitor has a preclinical profile consistent with once- or twice-daily dosing, and has shown encouraging therapeutic activity in inflammatory disease models. We are currently completing Phase I studies in healthy volunteers designed to assess the safety and bioavailability of CDP 323. This study also incorporates biochemical measurements to provide evidence of pharmacological activity. Assuming a positive outcome from these studies, we will initiate the first Phase II study in RA patients with CDP 323 in the second half of 2004. A competitor antibody approach has demonstrated encouraging efficacy in both IBD and MS, and we currently evaluating the optimum development strategy for further studies in these indications.

CDP 484 Interleukin-1b (IL-1b) is a cytokine associated with pain, joint destruction and inflammation. In models of arthritis, antibodies to IL-1b have shown significant therapeutic effects on both clinical scores of inflammation and joint erosion in established disease. Antibodies targeting IL-1b may therefore have the potential to offer the anti-inflammatory activity of other anti-cytokine approaches with enhanced joint protection properties.

We entered a high-affinity anti-IL-1b PEGylated humanized antibody fragment, CDP 484, into preclinical development in late 2001. The product is expected to have similar dosing characteristics to CDP 870 which is expected to overcome the pharmacokinetic limitations of some competitive approaches in this area. The first clinical indication will be rheumatoid arthritis, where the efficacy of CDP 484 will be explored in a broad cross section of patients with active disease. During 2003, CDP 484 was entered into a Phase I/II study in RA patients. This study is primarily designed to assess the safety of ascending doses of CDP 484, but will also provide information on the impact of CDP 484 on signs and symptoms of disease, using the standard ACR scoring system. This study is expected to conclude in late 2004.

CDP 791 It is believed that antibodies blocking receptors for certain growth factors will be potent inhibitors of angiogenesis, with potential utility for treatment of a broad range of solid tumors when used in combination with existing chemotherapeutic regimes. CDP 791 is a very high affinity PEGylated humanized antibody fragment targeted against a key growth factor receptor. CDP 791 entered a Phase I study in patients with a range of advanced solid tumors that have failed to respond to standard treatments. This study is designed to confirm both the safety of ascending doses of CDP 791 and also provide evidence of pharmacological activity through the use of MRI to determine the effect on blood flow into tumors. Results from this study are expected during the second half of 2004.

CMC-544 Through our collaboration with Wyeth, we are developing CMC-544 encompassing antibodies to selectively deliver a potent cytotoxic drug, calicheamicin, to tumors. This collaboration has already yielded the FDA approved drug, Mylotarg™, a treatment for acute myeloid leukemia. CMC-544 utilizes the same technology platform as Mylotarg™, and comprises a humanized monoclonal antibody targeting CD22, a protein expressed on the surface of malignant B cells, linked to calicheamicin.

Wyeth is currently undertaking a Phase I study in patients with Non-Hodgkin’s lymphoma. Under the terms of our collaboration, Wyeth funds the majority of clinical trial costs for CMC-544, and we receive a royalty on future sales of the product if successfully commercialized.

CDP 923 is a second-generation product for the treatment of certain inherited storage disorders (Zavesca® is the first generation product). We inherited this product (formerly named OGT-923) from OGS and are conducting a Phase I multiple dose study in healthy volunteers which aims to confirm findings from the previous Phase I single dose study that this compound lacks the gastrointestinal toxicity seen with Zavesca®. We are currently evaluating the optimum development route for this compound for entry into Phase II studies.

Research and Discovery

Our research strengths span a broad range of drug discovery capabilities, from target validation to non-clinical/pharmacology studies. With the closing of the Seattle (US) facility in early 2004, we now have three research centers: Cambridge (UK), Oxford (UK) and Slough (UK). We employ approximately 420 research scientists, who support both small molecule and antibody-based therapeutic programs.

The acquisition of OGS during 2003 substantially expanded our oncology efforts and after assessing the projects inherited with the OGS acquisition we decided to retain approximately 40 research staff to work in the oncology area.

In 2003, we entered four novel compounds into clinical development: CDP 484 and CDP 323 for inflammatory disease and CDP 791 and CMC-544 for cancer.

Key Research Activities and Therapeutic Focus

Our discovery technologies include (i) antibody humanization, engineering and expression, based mainly in Slough; and (ii) medicinal chemistry, coupled with computer-aided drug design, carried out in both Cambridge and Slough. Employing those technologies, our therapeutic focus continues to be in inflammatory and autoimmune diseases and cancer. Our portfolio includes both antibody-based programs and small molecule approaches.

Medicinal chemistry combines traditional chemical synthesis, parallel synthesis and computational chemistry techniques with a knowledge-based design approach to generate broad areas of patented proprietary chemistry. DMPK (drug metabolism and pharmacokinetics) processes are incorporated into programs at an early stage to ensure maximum efficiency. Our antibody expertise also makes a significant contribution to our new chemical entity, or NCE, programs during target and assay validation.

We focus our NCE programs on drug target families including kinases and G-protein coupled receptors (GPCR) to provide synergy between programs and an increasing knowledge base for lead identification, drug design and target selection.

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

The technology process is applied to a range of humanized antibodies (antibody fragments) and has in all cases given high antibody titres in large scale fermentation. Antibody is produced in fed batch fermentation using defined medium and does not require antibiotic selection during fermentation (however, antibodies are used in the seed flasks). The patented primary recovery and purification processes are free of affinity purification steps allowing scalable low cost purification. Both the fermentation and purification systems have successfully been used in large scale GMP production runs by a manufacturing contractor.

In March 2002 we announced our multi-year manufacturing agreement with BioReliance Corporation in which BioReliance will manufacture and supply clinical scale, GMP-grade, antibody fragment-based drugs to us. Currently manufacture is at a 1,000 litre scale, ordered on a two-year rolling forecast basis.

On March 7, 2003 we gave notice terminating our commercial supply agreement with Lonza Biologics Plc (Lonza) for the humanized anti-TNFa antibody CDP 571 under terms which provide that no termination fee is payable. Lonza disputed our basis for termination, however, in July 2003 we reached a settlement releasing us from any further obligations to Lonza under the commercial supply agreement.

In July 2003, we entered into a long-term supply agreement with Lonza, under which Lonza will manufacture PEGylated antibody fragment-based drugs for us at its microbial production facility. Under the terms of the agreement, we have reserved at Lonza a fixed annual manufacturing capacity in its 1,000 litre and 15,000 litre fermenter systems for recombinant microbial products, covering the period 2004 to 2010, at pre-agreed rates. The agreement allows us flexibility in scheduling to meet the clinical timelines for our portfolio of PEGylated antibody fragment-based development products. Lonza will provide technology transfer, scale-up, cGMP manufacturing and quality control testing services at its site in Visp, Switzerland.

We have also entered into a long-term agreement with Sandoz (formerly Biochemie GmbH), a subsidiary of Novartis AG, under which Sandoz will manufacture PEGylated antibody fragment-based drugs for us (including CDP 870). Under the terms of this agreement, we have reserved at Sandoz a fixed annual manufacturing capacity in its 3,000 litre and 13,000 litre fermenter systems for recombinant microbial products, covering the period 2004 to 2010. We have potential minimum take or pay obligations under this agreement of approximately £41 million over the life of the contract. As is the case with the Lonza supply agreement, this agreement allows us flexibility in scheduling to meet the clinical timelines for our portfolio of PEGylated antibody fragment based development products. Sandoz will provide technology transfer, scale-up, GMP manufacturing and quality control testing services at its site in Kundl, Austria.

A CDP 870 manufacturing agreement is also in place with Sandoz which was returned to Celltech following the termination by Pfizer of the CDP 870 agreement. This contract in contrast to the above is not a fixed “take or pay” but is based on a forecasting mechanism which only becomes a firm commitment in the 12 month horizon. The payment schedule under this arrangement is on a per batch basis which equates to approximately £300,000 per week, index linked, for operation at 10kl vessel size.

In February 2004, we announced that we had entered into a collaboration with Biogen Idec for the research, development and commercialization of antibodies against the CD40 ligand (CD40L) protein for the treatment of autoimmune diseases. Under the terms of the agreement, both parties will contribute CD40L know-how. We will be responsible for the identification and engineering of new high affinity antibodies against CD40L and will pay all development cots until the end of Phase I human safety testing. For more information on this collaboration see this Item 4.B. “Information on the Company-Business Overview-Research Collaborations-Biogen Idec.”

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

SLAM Technology. In 2001, we licensed from Abgenix their SLAM (Selected Lymphocyte Antibody Method) technology. This technology is based upon the selection of B-cells from immunized or naive hosts, including humans, and the subsequent rapid screening of large numbers of antibody producing clones. SLAM allows us to rapidly identify very high affinity antibodies to a broad range of epitopes. We have combined the SLAM technology with our existing antibody technologies in order to expand the breadth of our antibody pipeline and extend our repertoire of drug targets. We have implemented the SLAM technology at our Slough research center for the selection of antibodies for development and for validation of new drug discovery targets.

Antibody Conjugation. Antibodies are frequently used to target effector molecules to specific sites or cells within the body.

In March 2002, we announced a multi-target collaboration with Seattle Genetics, Inc. to use Seattle Genetics’ antibody-drug conjugate technology with our antibody fragments directed against specific diseases, including immunological targets and cancer. Seattle Genetics will provide us with broad access to its antibody-drug conjugate technology for use with multiple target antigens. We will utilize this technology towards developing therapeutic antibody fragments linked to these toxic payloads to target and kill diseased cells. With the acquisition of OGS, we anticipate that using our existing technology, such as that described above, we can exploit novel protein disease targets identified and patented by OGS.

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

We are pursuing two distinct approaches to targeting the OX40 receptor illustrating the advantages of our flexible technology platform. The first approach is to develop a multi-valent antibody fragment capable of delivering a cytotoxic drug to OX40 receptor expressing cells and thus destroying them. The second approach involves a monovalent antibody fragment to block the interaction of OX40 with its natural ligand OX40L. This latter approach exploits the opportunities offered by using our fragment based antibody drug design, the monovalent Fab species, functioning solely as an antagonist. Our experience has shown that more traditional whole antibody approaches, while blocking the interaction with the natural ligand, can themselves function as agonists, and thereby exacerbate disease processes.

Anti-Sclerostin antibodies for bone disorders. Several years ago we identified a defect in the SOST gene which was shown to lead to extremely high bone density in a small population. The gene encodes a protein called sclerostin (formerly known as BEER). The goal of the program is to produce an antibody fragment capable of inactivating sclerostin in patients suffering from degenerative bone disorders such as osteoporosis. This type of therapy is expected to trigger increased deposition of high quality bone in these patients.

We entered a major collaboration with Amgen during 2002 aimed at identifying novel treatments for osteoporosis through inhibition of the protein sclerostin. This collaboration brings together our expertise in the sclerostin target and antibody generation with Amgen’s experience in protein therapeutics and bone biology. Our SLAM technology has enabled us to generate high-affinity antibodies to this highly conserved target. This project is currently in the pre-clinical phase to select the most effective therapeutic antibody molecule, following which we and Amgen will generate a therapeutic antibody for entry into development. A number of key research milestones were met in this program in 2003. For more information on this collaboration see this “Item 4.B.-Business Overview–Research Collaboration”.

Early stage antibodies. We have a broad pipeline of antibody projects, reflecting a wide range of mechanistic approaches. In inflammatory disease, our research is focused upon critical components of the immune system such as T cells, B cells, dendritic cells and endothelial cells, in addition to cytokines and cytokine receptors. In oncology, we also have a number of active programs and are seeking further validated antibody targets. Our oncology research was substantially strengthened through the addition of new programs in 2003 that were inherited through our acquisition of OGS.

Chemistry research. We have a strong capability in the design and production of new chemical entity (NCE) therapeutics, with a focus on the identification of best-in-class approaches against well-characterized targets. The NCE research efforts are aligned to areas where we have a strong understanding of disease biology, in particular for mechanisms involved in autoimmune and inflammatory disease. We also have a growing effort in oncology, where many approaches have synergy with targets being explored in the inflammatory portfolio. The NCE pipeline also reflects our chemistry strengths in target families such as kinases, proteases and integrins. We have a track record of significant NCE partnerships, including Merck (phosphodiesterase type 4 inhibitors), Bristol-Myers Squibb (matrix metalloproteinase inhibitor), AstraZeneca (aggrecanase inhibitors) and Johnson & Johnson (KDR kinase inhibitors).

Through our collaboration with Neogenesis, we now have access to ultra high throughput screening technologies that we believe to be competitive with those of large pharmaceutical companies. This technology has become a key component of our small molecule research efforts, with progress having been made against a number of key disease targets during the year.

Integrin antagonists for inflammatory disease. For a number of years we have been making a substantial effort to identify a4 integrin antagonists. Encouraging results in both MS and IBD have been published with an antibody targeting a4 integrins, highlighting the commercial potential for low molecular weight, orally active integrin antagonists.

This research resulted in the adoption during September 2002 into the development pipeline of CDP 323, an orally active small molecule targeting both a4b1 (VLA-4) and a4b7 integrins. See this “Item 4.B.—Business Overview—Products in Preclinical Development/Human Dosing Phase I—CDP 323.” Further efforts are ongoing in research to provide a structurally distinct back up program in addition to exploring the utility of these compounds in other inflammatory conditions such as MS and IBD.

Kinase inhibitors. We have built considerable expertise in kinase inhibitors, with an early success including the partnering of our KDR kinase program with Johnson & Johnson, who are engaged in lead optimization of potent, selective and orally active Celltech KDR kinase inhibitors as novel anti-angiogenic approaches for the treatment of cancer and diabetic retinopathy.

We also have a substantial in house program around the use of p38 MAP kinase inhibitors as novel anti-inflammatory treatments. p38 MAP kinase is an upstream component of the inflammatory pathway, leading to the production of pro-inflammatory mediators such as TNFa, IL-1b and COX-2. Our lead candidate, CDP 146, was entered into preclinical development during the second half of 2003, and subject to sufficient toxicology clearance, is planned to enter Phase I human safety trials during the second half of 2004, with the first Phase II study in RA scheduled to start during 2005. We are also pursuing a number of backup and follow up compounds, with the intention of entering a further candidate into pre-clinical development during 2004.

Aggrecanase inhibitors. In October 1995 we entered into a collaboration with Zeneca (now AstraZeneca) regarding the use of metalloproteinase inhibitors as potential treatments for osteoarthritis, in particular, inhibitors of metalloproteinases called aggrecanases that are capable of damaging the integrity of joint cartilage. Following better characterization of the metalloproteinases involved, AstraZeneca continues to screen both its own and our library of compounds for those with aggrecanse inhibitory properties. We will receive progress-related milestone payments and royalties on future sales of any products arising from this collaboration.

Other small molecule projects. We have an extensive portfolio of NCE programs, including several at a late stage, targeting key mediators of inflammation. We are also leveraging our library of kinase inhibitors as novel anti-proliferative approaches in oncology. The Neogenesis technology is being used alongside our existing small molecule capabilities in order to rapidly identify lead series of compounds.

OGS research activities. By the last quarter of 2003, we had integrated six novel oncology research programs of OGS and will continue OGS’s drug discovery and development alliances with Medarex and BioInvent and a drug discovery alliance with NeoGenesis.

Disease target selection strategy for dual pipeline. Access to novel disease targets for both the antibody and small molecule pipelines is essential to maintaining a consistent flow of high quality drugs over the long-term. For our antibody pipeline, we had historically pursued in-house target discovery at our Seattle site with acquisition of licensing of targets from academic or industry sources. With the reorganization of our research and development operations in 2003, and the closing of the Seattle site, we ceased in-house target discovery activities and will concentrate our focus on in-licensing high quality targets from academic institutions and the biotechnology and pharmaceutical industry.

For the NCE programs, we carefully select targets within the program’s key chosen protein families that have a high degree of disease validation. Our core therapeutic focus remains within the autoimmune and inflammatory disease area, with increasing preclinical specialization in RA and joint disease, IBD, MS and other autoimmune diseases. We are also selectively building the program’s preclinical capabilities in oncology as a second area of focus and the integration of several OGS oncology research programs in 2003 has furthered this initiative.

Research Collaborations

Our total research and development expenditure during 2003 was £106.1 (2002: £95.7 million, 2001: £90.7 million). Our total external costs incurred (including costs incurred on collaboration projects) were £29.5 million during 2003 (2002: £24.5 million, 2001: £22.5 million). Our remaining costs relate to internal costs of research and development. During 2004, we expect to see an increase of 10-20% in expenditure on research and development, primarily as a result of the progression of CDP 870 in the Crohn’s indication to final Phase III studies.

Our main research and development collaborations are set out below:

Biogen Idec

In February 2004, we announced that we had entered into a collaboration with Biogen Idec for the research, development and commercialization of antibodies against the CD40 ligand (CD40L) protein for the treatment of autoimmune diseases.

Under the terms of the agreement, both parties will contribute CD40L know-how.

We will be responsible for the identification and engineering of new high affinity antibodies against CD40L and will pay all development costs until the end of Phase I human safety testing.

Following completion of Phase I, Biogen Idec has an option to co-invest in the ongoing development of products. In this case, the companies will jointly develop and commercialize products and will share costs and profits. Alternatively, if Biogen Idec does not exercise its option, we may elect to take the program forward independently and continue to develop and market products on an exclusive, worldwide basis. Biogen Idec would then receive royalties based on sales achieved by us

Amgen (Sclerostin)

In May 2002 we entered into a collaboration arrangement with Amgen Inc for the research, development and global commercialization of novel treatments for osteoporosis, utilizing our proprietary antibody fragment technology.

We have identified a protein involved in the regulation of bone deposition. We believe that by inhibiting this protein known as Sclerostin, with a high affinity antibody fragment, bone loss in osteoporosis patients may be reversed. The key terms of the agreement with Amgen are as follows:

•	Amgen receives exclusive worldwide rights to develop and market treatments targeting the Sclerostin protein.

•	We will be responsible for the identification and engineering of high affinity PEGylated antibody fragments against the Sclerostin protein, using its proprietary antibody fragment technology.

•	We will pay a proportion of all development costs up until the end of Phase II.

•	Amgen will be responsible for worldwide development.

•	At the start of Phase III, we have the option to co-invest in late stage development. If we elect this option, we will lead promotional activities in the European Union and Amgen will lead promotion in North America and Japan. Alternatively, at our option, Amgen will become the exclusive licensee for this program and will continue to develop and market products against the Sclerostin protein on a worldwide basis. We would then receive royalties based on sales achieved by Amgen.

The Sclerostin program is currently in late stage research, involving target validation and antibody generation activities. In total $3.5 million of milestones are payable to Celltech in the research phase. During 2003 $1.5 million of such payments were triggered. Since a development candidate has yet to be identified for this program, it is not possible at the current time to provide any reasonable estimate of potential future costs or income streams.

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

Abgenix (SLAM antibody technology)

In October 2001 we entered into an agreement with Abgenix Inc. to access their Selected Lymphocyte Antibody Method (SLAM) technology to increase the throughput and diversity of our antibody platform. The key elements of the arrangement are:

•	$17 million license fee paid by us for access to the technology. This has been capitalized as an intangible asset.

•	Abgenix grants us a non-exclusive license (with rights to sub-license) for use of SLAM technology in antibody selection.

•	Abgenix grants us a co-exclusive license for use of SLAM technology in discovery of novel disease targets.

•	Abgenix may elect to co-develop certain products arising from use of the SLAM technology.

•	Royalties are payable to Abgenix on successful commercialization of any products derived using the SLAM technology.

The SLAM technology has been fully incorporated into our research operations. We have not made any further payment to Abgenix. No products arising from the technology are currently in clinical development. However, SLAM is being used in many of our pre-clinical antibody projects, and it is estimated that SLAM based development candidates may be nominated within one year.

NeoGenesis (Ultra high throughput screening technology)

In July 2001 we entered into a research collaboration with NeoGenesis Inc., a privately held biotechnology company based in Cambridge, MA. We provide disease targets against which NeoGenesis uses its proprietary automated ligand identification system (ALIS) technology to identify and optimize new chemical compounds as novel drug discovery leads against multiple disease targets within our core therapeutic areas.

We will be responsible for the commercialization of all products arising from the collaboration and will make royalty payments to NeoGenesis on sales of such products. The research term runs to December 31, 2005. During the research term, we are responsible for research funding. The cost of such funding in 2001, 2002 and 2003 is shown as a cost within our research and development expenditure. We expect to make further payments to Neogenesis through to the end of the research term. The level of funding is not significant in the context of our overall external research and development expenditure.

We also made a $10 million equity investment in NeoGenesis as part of the agreement, and inherited a further £4.3 million stake in Neogenesis with the acquisition of OGS. The total investment has been written down to £nil as at December 31, 2003, based on the expected realizable value in the event of a sale of Neogenesis. See Note 5 of Notes to the Financial Statements of Celltech included elsewhere in this annual report.

UCB, S.A./Pfizer (CDP 870)

In March 2001, we entered into an exclusive worldwide development and marketing agreement with Pharmacia (now Pfizer) regarding CDP 870, which was terminated in December 2003. CDP 870 is an anti-TNFa antibody fragment which binds with very high affinity to its target human TNFa. We have been developing CDP 870 for rheumatoid arthritis (RA) and Crohn’s disease.

From our now terminated collaboration with Pharmacia (now Pfizer) we received payments of $60 million.

We incurred development costs of £12.7 million during 2003 and the latter part of 2002 on the RA indication.

The gross amount of our expenditure on the Crohn’s indication in 2003 was £6.2 million; in 2002 it was £3.7 million; and in 2001 it was £8.4 million. Prior to the agreement with Pharmacia (now Pfizer) we had incurred total expenditure on CDP 870 of some £10 million, which had been expensed within research and development costs.

Following Pfizer’s request to renegotiate the financial terms of the collaboration, we indicated that we were unwilling to make material changes to the terms of the agreement, originally established with Pharmacia in March 2001. Consequently, in December 2003, Pfizer notified us that it would return all rights to the product. As required by the termination provisions of the agreement, Pfizer returned all information relating to CDP 870, and provided certain transitional services. Under the provisions of the agreement, Pfizer’s sole residual interest in CDP 870 is the retention of its 20% share of profits from sales in Crohn’s disease.

In May 2004, we announced that we had entered into a new collaboration agreement for CDP 870 with UCB. This agreement is not conditional upon the success of the offer for all the issued and to be issued share capital of Celltech by UCB.

Under the terms of this agreement, we granted UCB co-exclusive worldwide rights to develop and commercialize CDP 870. The license is exclusive for rheumatoid arthritis and other indications, excluding Crohn’s disease. UCB will be responsible for the conduct of future clinical studies and all commercialization activities with CDP 870 other than in Crohn’s disease, and will pay us a significant royalty on sales in these indications. UCB will also make progress-related payments to us dependent upon attaining certain project related milestones in addition to an up-front non-refundable signing fee. We have retained manufacturing rights and will supply CDP 870 material for commercialization, and will discharge all royalties due to third parties. We have retained exclusive rights for the development and commercialization of CDP 870 in Crohn’s disease in North America, major European markets, Australia and New Zealand, with UCB having development and commercialization rights in other territories.

We anticipate incurring significant development costs in 2004 for CDP 870 in the Crohn’s indication.

Johnson & Johnson (KDR Kinase)

In January 2001 we announced a worldwide collaboration spanning the discovery, development and commercialization of a novel class of orally active compounds for the treatment of cancer. These compounds are potent and selective inhibitors of the enzyme KDR Kinase, which has an important role in regulating the formation of new blood vessels in tumors.

Under the terms of the agreement, Johnson & Johnson will be responsible for all costs associated with worldwide development and commercialization. We will receive development milestones and royalties on future product sales. No compounds are currently in the development stage.

Merck (PDE4)

Phosphodiesterase 4 (PDE4) is a key mediator of underlying inflammation in a number of diseases, including respiratory disorders such as asthma and chronic obstructive pulmonary disorder.

We entered into an agreement with Merck in September 1994 for the development of PDE4 inhibitors. Under the terms of the agreement Merck is responsible for all development costs. We are entitled to milestone payments and royalties on worldwide product sales. However, our option, we can participate in Phase III development and obtain an enhanced royalty.

On April 25, 2003 Merck informed us that they had discontinued Phase II studies of the lead compound in this collaboration. However, Merck is continuing its research through the ongoing study of other PDE4 inhibitors. The timing of the development of these other molecules is not certain. In the last quarter of 2003 Merck exercised its option to extend the development period for PDE4. The exercise of this option enables Merck to maintain exclusive access to our PDE4 intellectual property estate, which we licensed to Merck as part of our collaboration. Pursuant to this, during October 2003 Merck made a milestone payment to us in an amount of £0.5 million. Due to the nature of the collaboration arrangement we have not incurred any costs on development over the last three years and do not expect to incur any costs in the future.

Wyeth (Cytotoxic conjugates)

We entered into a collaboration with Wyeth in 1991 for the research, development and commercialization of antibody cytotoxic conjugates as novel oncology treatments. The first product arising from this collaboration, Mylotarg™, was approved by the FDA in May 2000 for the treatment of acute myeloid leukemia in relapsed patients over 60 years of age who are not considered candidates for other cytotoxic chemotherapy. A further product arising from this collaboration, CMC-544, is currently in a Phase I study in patients with Non-Hodgkin’s lymphoma. We will not develop any further treatments under this collaboration.

Under the terms of the collaboration, Wyeth is responsible for clinical development and funds the majority of trial costs for CMC-544. We contribute a portion of clinical development costs, and incurred £2.1 million of costs during 2003. We expect to incur a similar level of costs during 2004. We will receive royalties on world-wide sales of any products that are successfully commercialized. For the year ended December 31, 2003 we received royalties totaling £2.7 million arising from sales of Mylotarg™. Since Celltech does not control the commercialization activities for Mylotarg™ it is not possible for us to estimate the level of royalties receivable in the future.

Zavesca

OGS entered into two separate agreements for the development and marketing of products for the treatment of certain inherited storage disorders. Its most advanced product, Zavesca® (miglustat), has been approved in Europe, US and Israel for the treatment of mild to moderate type 1 Gaucher disease for patients in whom enzyme replacement therapy is not a therapeutic option.

By an agreement dated November 22, 2002, OGS appointed Actelion as its sole marketer, distributor and seller of Zavesca® worldwide outside of Israel. The agreement extends for five years after the first commercial sale of the product and is extendable on an annual basis. OGS supplies product to Actelion and is entitled to royalties on the sale of the product.

In Israel, Teva has been granted exclusive rights for the product by an agreement dated November 19, 2001. This agreement has a term of seven years from regulatory approval for the product and is extendable on an annual basis. OGS supplies product to Teva.

Medarex

On November 29, 2002, OGS entered into a multi-target agreement with Medarex Inc. with the objective of jointly researching, developing and commercializing human antibody products. Other than with respect to certain expenses incurred for research activities undertaken separately by each of the parties, costs, losses and profits will be shared equally for all antibody products designated as part of the collaboration.

BioInvent

On March 14, 2002, OGS entered into an agreement with BioInvent International AB to collaborate in the discovery, development and commercialization of human antibodies. The initial research program operates for three years. Antibodies emerging from the research may be developed and commercialized jointly by the parties or, if not, unilaterally by OGS. Profits and losses will be shared for joint products and OGS will pay milestone fees and royalties to BioInvent for any products commercialized unilaterally. As part of the agreement, OGS subscribed for shares in BioInvent to the value of 52 million Swedish Krona.

Products

Our revenues are derived mainly from sales of our products, contract manufacturing, and royalties. Approximately 73% of our revenues for the year ended December 31, 2003 were derived from product sales and contract manufacturing and approximately 27% were derived from royalties. The £353.3 million of overall 2003 sales compares with £329.6 million for the year ended December 31, 2002 and £303.1 million for the year ended December 31, 2001. Total sales (excluding royalties) for the 2003 year were £259.2 million compared with £252.9 million for the 2002 year and £241.7 million for 2001.

Our operations are organized into two key operational divisions: those of Celltech R&D and those of Celltech Pharmaceuticals. The Celltech R&D division is responsible for our research and development activities and accounts for external royalty income and milestone fees. Celltech Pharmaceuticals is responsible for the sales, marketing, distribution and supply of products. The discussion below reviews the key products of the Celltech Pharmaceuticals division during the period from 2001 to 2003:

Tussionex®	Schedule III controlled substance; 12-hour acting prescription cough treatment	}Made and sold in the }US

Zaroxolyn®	Diuretic product for resistant edema in cardiac failure and renal disease, Zaroxolyn® is also indicated for hypertension.	}Made in the US }and sold in the United }States and elsewhere

Metadate® CD, Equasym® and methylphenidate (generic)	Schedule II controlled substance for attention deficit hyperactivity disorder	}Made in the US }and sold in the United }States, UK }and elsewhere

Delsym®	12-hour acting non-narcotic over-the-counter cough treatment.	}Made in the US }and sold in the United }States and elsewhere

Semprex®-D	Low-sedation antihistamine / decongestant combination	}Made and sold in the United } States

Pediapred®	Liquid steroid for treating allergic, auto-immune and inflammatory illnesses	}Made in the US }and sold in the United }States and elsewhere

Ionamin®	Schedule IV controlled substance; resin-based phentermine for obesity	}Made and sold in the }US and }elsewhere

Coracten®	For the treatment of high blood pressure	}Made in Italy and sold in }UK

Dipentum®	For the treatment of ulcerative colitis	}Made in Sweden and sold }in the US and }Europe

Perenterol®	Anti Diarrhea	}Made in France and sold in }Germany

CELLTECH PHARMACEUTICALS’ HISTORICAL SALES BY MAJOR PRODUCTS

	2003	2002	2001
	(£ million)
Tussionex®	68.1	71.3	64.1
Zaroxolyn®	25.3	28.5	30.3
Metadate® CD	20.2	18.0	8.6
Generic methylphenidate	9.8	12.6	20.4
Delsym®	18.0	14.3	9.9
Perenterol®	7.8	7.1	1.5
Coracten®	7.1	6.3	5.4
Ionamin®	5.0	5.5	5.5
Dipentum®	17.1	4.6	—
Pediapred®	1.4	3.9	6.0
Semprex®-D	4.0	2.6	6.7
Other	75.4	78.2	83.3

Total product sales	259.2	252.9	241.7

The following information relates to Celltech Pharmaceuticals’ product sales in 2003, 2002 and 2001.

Tussionex®; Delsym®. Tussionex® and the over-the-counter product Delsym® are extended release, 12-hour cough treatments, and are made utilizing our patented, resin-based, Pennkinetic® extended release formulation technology. The US Drug Enforcement Administration, or DEA, classifies Tussionex® as a Schedule III controlled substance and controls and monitors its distribution. Tussionex® is derived from a Schedule II controlled substance which we obtain pursuant to DEA procurement quotas. Our US cough franchise will be further strengthened with the planned launch of Codeprex®™, a 12-hour extended release formulation of codeine and chlorpheniramine. The DEA classifies Codeprex®™ as a Schedule III controlled substance. This product, which utilizes our Pennkinetic® technology, is designed to have a 12-hour duration of action. The product will be positioned alongside Tussionex®, promoted for patients with severe cough who prefer to use codeine based products. The new drug application for Codeprex®™ was submitted to the US FDA in May 2001 and the launch is expected in the third quarter of 2004.

Zaroxolyn®. Zaroxolyn® is used for the treatment of resistant edema, which is a significant problem in congestive cardiac failure and severe renal disease. Zaroxolyn® diuretic effectiveness continues even in patients with severe renal failure. Following the expiry of patent protection of Zaroxolyn® during 2002, we pre-emptively launched our own generic metolazone during the second half of 2003, with approval granted in the third quarter of 2003. During December 2003, the US FDA approved three additional generic competitor metolazone products. These approvals of generic competitive products will result both in the elimination of promotional support for Zaroxolyn® and an anticipated rapid decline in sales during 2004. However, we believe that this will be mitigated to a degree by our first-to-market generic.

Metadate® CD. Following approval by the US FDA in April 2001, we launched this new biphasic once-daily controlled release formulation of methylphenidate. Metadate® CD is indicated for the treatment of attention deficit hyperactivity disorder, or ADHD. This controlled release product avoids the need for a midday dose, thus improving convenience and addressing potential concerns with pediatric patients relating to the administration of this treatment during the school day. In 2001 we increased our US sales force for the launch and initial marketing of Metadate® CD. Following an appraisal of in-market performance of Metadate® CD, however, we significantly reduced the level of detailing for this product, which resulted in the US general sales force being reduced from 350 to 170 representatives during the third quarter of 2002. The restructured sales force supports a more focused marketing campaign for Metadate® CD. In 2003, the product was re-packaged (100 count bottles) and two new dosage strengths were added (10 & 30 mg capsules, in addition to the original 20 mg capsules). Since that time, prescriptions have consistently grown. The product is promoted predominantly to pediatricians and child psychiatrists by our primary care sales force. Notwithstanding the increasingly competitive nature of the ADHD market, Metadate® CD is expected to continue to make a positive financial contribution to the business in 2004, particularly following the restructured sales force and introduction of the 10 mg and 30 mg dosage strengths. In the UK, this product will be marketed under the trademark Equasym® XL. During 2003, Equasym® XL was filed for approval in the UK and is expected to be launched in European territories towards the end of 2004/beginning of 2005, with the European organization able to build on experience from this product in the US.

In March 2002 a comparative clinical trial of Metadate® CD Extended-Release Capsules and McNeil’s (a Johnson & Johnson Group company) Concerta® Extended-Release Tablets, the current market leader in the once-daily methylphenidate market segment, was initiated. The study, published in the March 2004 on-line issue of “Pediatrics,” showed that once-daily Metadate® CD Extended-Release Capsules were more effective than Concerta® in children with ADHD during the morning hours, and that the two treatments were similar in efficacy during the afternoon. The study also showed that, with near-equal daily doses, the overall behavioral effects of Metadate® CD were greater than those for Concerta® across time periods corresponding to a typical school day (averaged over 1.5-7.5 hours post dose).

Methylphenidate. Methylphenidate is used in the treatment of ADHD in children and young adults. The DEA classifies methylphenidate as a Schedule II controlled substance.

In addition to 10 mg, 20 mg and 30 mg Metadate® CD, our methylphenidate range in the US consists of 5 mg, 10 mg and 20 mg immediate release tablets, and 10 mg and 20 mg extended release tablets. All the immediate release formulations and the 10 mg and 20 mg extended release tablets are generic equivalents of formulations of the branded product Ritalin which is sold in the US by Novartis AG. The 10 mg and 20 mg extended release tablets are marketed in the US under the trademark Metadate® ER. In May 2000, we obtained a license in Europe for the immediate release methylphenidate range and launched the product in the UK under the trademark Equasym®.

Semprex®-D. Semprex®-D is a combination antihistamine/decongestant for allergic rhinitis (hay fever). The product is indicated for relief of symptoms associated with seasonal allergic rhinitis.

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

Coracten®. Coracten®, an anti-hypertensive and branded generic version of nifedipine, is marketed in the UK. In 2003 sales of this product increased by 13% largely due to our strong promotional efforts.

Dipentum®. Dipentum® is a treatment for ulcerative colitis. We acquired certain rights to the product from Pharmacia during 2002 and are marketing it in the US and Europe. We are currently undertaking life cycle management initiatives with Dipentum®, in addition to establishing our Rochester site as a manufacturing source for Dipentum®, which is expected to enhance the profitability of this product.

Product Sales By Geographical Area

The following table summarizes net sales by geographical area for our fiscal years ended December 31, 2003, 2002 and 2001:

	Turnover
	2003	2002	2001
	(£ million)
US	160.5	155.7	160.3
UK	40.6	41.6	46.3
Rest of Europe	50.7	48.2	28.1
Rest of World	7.4	7.4	7.0

	259.2	252.9	241.7

As the majority of our revenues arise in the US, the results reported in sterling can be materially influenced by changes in the US$/£ exchange rate. See “Item 3—Risk Factors—Currency Fluctuations” and “Item 5—Operating and Financial Review and Prospects—Overview—Other Factors.”

United States

Our US-based operations concentrate on the manufacture, distribution and marketing of pharmaceutical products. Our Rochester site in the US employed 693 people as at December 31, 2003. As part of our overall strategy of refocusing our sales and marketing capabilities towards specialist-focused audiences, we restructured our US general sales force during 2002, which resulted in the US general sales force being significantly reduced. In addition, we created a new US gastrointestinal specialized sales force consisting initially of 30 representatives.

With approximately 170 primary care and 30 specialist sales people operating in regional business units, we believe that the sales forces are of an appropriate size to support our US marketing strategy given our current product portfolio. The US sales force promotes its products through specialists and primary care physicians. We also have ten national healthcare account managers who call on various types of managed care organizations, including health maintenance organizations, group purchasing organizations, pharmacy benefit managers, mail order pharmacies and internet pharmacies.

We currently have a distribution agreement with Geneva (a Novartis subsidiary) for generic methylphenidate products.

The Rochester, New York facility is our distribution center for the eastern part of the US. A warehouse in Sparks, Nevada is our center for distribution to the western part of the US.

The manufacturing operations within the US have been historically located at two sites, the principal being in Rochester, New York with a satellite operation in Santa Ana, California. During 2003 we made the decision to consolidate our manufacturing within Rochester, transferring activities from Santa Ana and then closing that facility.

United Kingdom

Our UK-based operations are conducted from three sites in the UK and employed 418 people at December 31, 2003. During 2003, we restructured the UK sales force from primary care to specialist focus resulting in a net reduction of 49 employees and 63 redundancies. The specialist sales force in the UK is now approximately 30 persons. The majority of our UK products are manufactured at our UK facility in Bardsley Vale, where third-party contract manufacturing is also undertaken. Although we sold our UK vaccines business at Speke in October 2000 to PowderJect for £55 million, we continued to earn some income resulting from our continued distribution of PowderJect’s influenza vaccine through October 2003. See “Item 4—History and Development of the Company”.

Rest of Europe

During 2003, we accelerated the transition of our European organization away from our previous primary care focus towards a specialist focused organization in anticipation of our launch of CDP 870 in Crohn’s disease in 2006. We believe this transition will allow us to establish links with prescribing physicians and opinion leaders well ahead of the launch.

Celltech Pharmaceuticals trades in Ireland through a registered branch of Celltech Pharmaceuticals Limited, a UK entity. The Irish operations include a sales force of four, who market a range of branded pharmaceutical products primarily to physicians.

On October 1, 2001, we completed the acquisition of Thiemann which gave us a high quality sales and marketing organization in Germany, the largest European market. The German operations market a range of pharmaceutical products through a pharmacy sales force of 11 and a specialist sales force of 36. The sales force restructuring discussed above resulted in a net reduction of 29 employees.

In France our pharmaceutical operations are based in Paris and market a range of products. These have historically been promoted through both a primary care sales force and a specialist sales force. In 2003, however, we disbanded the primary care sales force due to the termination of certain co-promotion contracts and the continued refocusing on specialist sales. This resulted in the net reduction of 58 employees. There are now 20 persons in the specialist sales force.

In Spain, through a sales force of 18, we market a range of branded pharmaceutical products. The sales force in Spain was restructured in the first half of 2004 to move the focus from a primary care to specialist audience, as had been done in the UK, France and Germany in 2003. This restructuring resulted in the net reduction of 17 employees.

We established Celltech Pharmaceuticals in Denmark in October 2002. We market Dipentum® to gastrointestinal specialists across the Nordic region through a sales force of four.

We sold our Belgian fine chemicals business, which supplies active pharmaceutical ingredients to pharmacies, in 2001. Due to termination of certain co-promotion contracts the primary sales force of four was disbanded in 2003 and the Brussels office closed.

Following the sale of our fine chemicals business in Belgium, the primary production of all pharmaceutical products sold in continental Europe is now performed by third parties.

We intend to use our existing European sites as hubs to expand into further territories in order to provide comprehensive pan-European specialist coverage. During 2004, we expect to establish satellite sales forces in the Netherlands and Portugal, with further expansion planned during 2005.

        Rest Of World

Whilst we do not have an infrastructure outside Europe and the US, we have revenues from products sold world-wide through distributors and licensees of our intellectual property.

Celltech R&D

We derive additional revenues from royalties. Royalties arise principally from:

•	licenses of antibody manufacturing technology (including licenses related to the Boss technology);

•	North American sales of Asacol®, which is a treatment for inflammatory bowel disorders, manufactured and sold under license by Proctor & Gamble in the US and Canada;

•	sales of our patented protein Pertactin (69kD), which is licensed to GlaxoSmithKline for their acellular pertussis vaccine Infanrix® (trademark of GlaxoSmithKline), which is sub-licensed to Aventis;

•	sales of Mylotarg™; and

•	sales of Chirocaine® (included below in “Other”).

See “Item 8—Financial Information—Litigation” for the status of certain 69kD patent litigation and the resolution of the Boss US patent litigation.

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
	(£ million)
Antibody engineering	62.7	53.1	37.1
Pertactin	8.6	11.0	8.8
Asacol	6.1	7.6	10.2
Mylotarg™	3.1	2.7	4.2
Other	3.1	2.3	1.1
Exchange gains on related forward contracts	10.5	—	—

Total royalties	94.1	76.7	61.4

The royalties from the antibody engineering (formerly referred to as Boss technology) continued to grow strongly in 2003 as sales from the underlying antibody products grew substantially in the market. These revenues are derived from seven products, including Remicade™, ReoPro®, Rituxan® and Herceptin®. The settlement of the Boss dispute with Genentech will result in a gradual decline (one-twelfth per quarter) of our US antibody engineering royalty rates until the original scheduled expiration of the Boss patent in March 2006, the impact of which will be to reduce the effective royalty rate for antibody-engineering revenues by approximately 30% in 2004 and 63% in 2005 compared to what we would originally have received. We expect this to be partly mitigated by the anticipated growth in sales of the underlying products.

Research and Development

Our discovery and development functions are carried out at our sites in the UK and US. In order to rebalance resources between our research and development activities, we closed our novel target discovery facility in Seattle in the first quarter of 2004, and transferred certain key activities to the Rochester and Slough sites. Our discovery and development team of approximately 630 people manages the development of all products of the group including manufacturing, clinical and regulatory support. We believe that our discovery and development capabilities encompass all the major technologies and specialties employed in a major biopharmaceutical business.

We also have development collaborations with pharmaceutical and biotechnology companies and with academic institutions. These collaborations include pharmaceutical formulations and delivery technologies with standard pharmaceuticals in addition to biotechnology collaborations. See “Item 4—Information on the Company—Business Overview—New Product Pipeline” and “Item 4—Information on the Company—Business Overview—Research Collaborations”.

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

          Patents

We have more than 400 patent families relating to our products and technologies, including over 250 granted US patents. In our areas of particular focus, we have 29 patent families relating to integrin inhibitors, 45 patent families relating to antibody products and technology and 34 patent families relating to oncology targets.

We also have patent rights to the 69kD protein, Pertactin, which is an important component of acellular pertussis vaccines. We have granted GlaxoSmithKline an exclusive worldwide license to use the 69kD protein which is incorporated in its vaccine, Infanrix®. GlaxoSmithKline has granted a sub-license to Aventis pursuant to which we will receive additional royalty income.

In December 2001, we announced the settlement of a long-running patent dispute with Genentech relating to interference proceedings between our former Boss US patent and Genentech’s US Cabilly patent in the field of antibody manufacturing. We are engaged in a patent validity and infringement litigation involving our 69kD patent. We are also currently in litigation in the UK and US courts with the US biopharmaceutical company, MedImmune Inc. in a matter relating to MedImmune’s alleged failure to pay royalties on MedImmune’s Synagis product pursuant to a worldwide patent license agreement covering our antibody engineering patent known as the “Adair” patent. See “Item 8 – Financial Information–Litigation”.

          Trademarks

Most of our significant branded pharmaceuticals are protected by trademarks in their major markets. The material trademarks to which we have rights include Asmasal, Asmabec, Betnesol, Bettamousse, Chirocaine, Clickhaler, Cocois, Codeprex, Coracten, Coracten XL, Delsym, Dexedrine, Dipentum, Equasym, Gastrocrom, Hylorel, Imurel, Ionamin, Metadate, Micralax, Minijet, Mykrox, Necyrane, Normax, Pediapred, Pennkinetic, Perenterol, Plurexid, Predsol, Semprex-D, Theracine, Trandate, Tussionex, Xyrem, Zaroxolyn, Zavesca and the “Celltech”, “Celltech R&D”, “Celltech Pharmaceuticals”, “Chiroscience”, “Celltech Chiroscience”, “Medeva” and “Celltech Medeva” marks. Trademark protection continues in some countries as long as a trademark is used and in other countries as long as a trademark is registered.

Competition

The biopharmaceutical industry is highly competitive. There are numerous companies in the UK, the US and in other areas of the world engaged in the development, manufacture and sale of pharmaceuticals of the kind being developed and sold by us. Many of these companies have substantially greater financial resources than we do. In addition, the increasing influence of both managed care organizations and governments and the greater use and acceptance of generic products have resulted in an erosion of prices in segments of the pharmaceutical market worldwide. We are not immune to these competitive and pricing influences.

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

Raw Materials

The key sources of our raw materials are both bulk pharmaceuticals and specialty ingredient manufacturers based primarily in the US and UK. Our raw material pricing is relatively stable with the only significant cost increase currently anticipated being in the price of the raw materials we purchase from Nektar. However, we anticipate that this increase will be mitigated by a concomitant decrease in associated royalties payable to Nektar.

We have not experienced any significant shortages in supplies of raw materials and seek, wherever commercially feasible, to secure second source suppliers for key materials or to stockpile materials where shortages may arise. We have not, however, secured qualified second source suppliers or stockpiles in respect of key raw materials for some of our material products, and there can be no assurance that shortages will not develop or that prices for raw materials will not increase in the future.

Seasonality

The US cough and cold products are sold predominantly in the winter months and are dependent on the severity and duration of the cough/cold season. Otherwise, the manufacturing and marketing of our products have not historically been strongly seasonal in nature.

Government Regulation

Regulation by government authorities in the US, the UK, the rest of Europe and other countries in which we operate is a significant consideration in the development, production, marketing, labeling and reimbursement of our products and in the continuation of our research and development activities.

In the US, the European Union and most other countries, in order to test, market and sell biological products, drugs, medical devices and diagnostic products, there is a requirement to obtain and to maintain an approval for a product from the appropriate regulatory authority, referred to as a marketing authorization. We are also subject to various laws, regulations, policies, guidelines and recommendations relating to such matters as safe working conditions, laboratory and manufacturing practices, the experimental use of animals and the protection of the environment. Furthermore, there has been a general trend towards greater regulation of the biopharmaceutical industry and its products.

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

Furthermore, regulatory authorities of different countries may impose different requirements and may refuse to grant, or may require additional data before granting, an approval even though the product may have been approved by the regulatory authority of another country. There is an ongoing initiative, the International Conference on Harmonization, among representatives from Japan, the US and the European Union, which issues tripartite guidances to limit regulatory differences on specific topics, but it may be many years before its objective is fully achieved, if at all.

Even if approval is obtained, failure to comply with present or future regulatory requirements, or the emergence of new information reflecting adversely upon the safety or effectiveness of the approved drug, can lead the regulatory authority to suspend, vary or withdraw its approval to market the product.

In the US, the principal regulatory agency is the FDA. Nearly all other countries have similar national regulatory authorities. In Europe, we must take into consideration:

•	the regulatory climate within the European Union, including the influence of the International Conference on Harmonization, and the approach of the European Agency for the Evaluation of Medicinal Products (to be redesignated the “European Medicines Agency” pursuant to new Regulation No. 726/2004) and its expert advisory committee, the European Committee for Proprietary Medicinal Products, or CPMP, as well as

•	the position of the national regulatory authorities.

New licensing procedures were introduced in the European Union in 1995 aimed at harmonizing the regulatory requirements and outcomes among member states in respect of the same products. The impact of these new procedures is scheduled for review by the European Commission. The regulation of medicines is not yet fully harmonized although substantial progress has been made in recent years.

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

In some countries it is necessary to obtain approval for the price to be charged for a medicinal product or device. This is true in a number of European Union member states. In the UK, the launch price of pharmaceuticals is set by the manufacturer but is subject to the constraints of the Pharmaceutical Price Regulation System which controls the profitability of a company’s business and is administered by the UK’s Department of Health.

Governments may also influence product prices through the control of national healthcare systems and other organizations that bear all or a portion of the cost of products. In the US, the Medicare program, a federal program that provides defined health benefits for the aged and disabled, has an important influence on revenues that can be derived from a product. The Medicaid program, a joint federal and state program that provides defined health benefits to certain financially needy individuals, may also significantly impact revenues that can be derived from a product. Both programs also impose certain marketing practice restrictions. Many states have enacted generic substitution statutes which permit, and in some cases require, the substitution of a different manufacturer’s version of a product for the one prescribed. In addition, many states require pharmaceutical companies to rebate a portion of their revenues from products sold to Medicaid beneficiaries back to the states concerned.

Private medical care plans likewise influence prices by placing restrictions on coverage of products and the level of reimbursement.

US Regulation

The production and marketing of our products and their research and development activities are subject to regulation by federal and state governmental authorities in the US. Although most states maintain one or more agencies with power to regulate biopharmaceutical products, they commonly defer to the federal agencies discussed below in matters relating to development, production, marketing, labeling and reimbursement.

FDA Regulation

Biological products, drugs, medical devices and diagnostic products are subject to rigorous review by the FDA. The Federal Food, Drug and Cosmetic Act, the Public Health Service Act, The Food and Drug Administration Modernization Act and other federal statutes and regulations govern or influence the testing, manufacture, safety, efficacy, labeling, storage, record keeping, approval, advertising and promotion of such products. Product development and approval within this regulatory framework takes a number of years, involves the expenditure of substantial resources and is commercially risky. Many products ultimately do not reach the market because of toxicity or lack of effectiveness as demonstrated by required testing. Total development time for successful compounds can exceed ten years.

The steps required before a pharmaceutical product may be marketed in the US include:

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

Good Practice Standards. Various standards are applied either by law or custom to the activities of pharmaceutical companies. These include principally:

•	Good laboratory practice, applied to studies performed during pre-clinical development to identify the compound’s behavior and toxicity in animals;

•	Good clinical practice, intended to ensure the quality and integrity of clinical data and to protect the rights and safety of human subjects in clinical trials; and

•	Good manufacturing practice, intended to ensure the quality of drugs by setting minimum standards for all drug manufacturing facilities. Such standards have been developed by the FDA and by the US National Committee for Clinical Laboratory Standards.

Clinical Testing. Clinical testing of new compounds in humans is designed to establish both safety and efficacy in treating a particular disease or condition. These studies are usually conducted in three or four phases of testing. The clinical trial process may take from two to six years or more to complete.

•	Phase I trials are normally conducted in a small number of healthy human subjects or patients without the specific condition targeted. Their purpose is to provide a preliminary evaluation of the product candidate’s safety, toxicity and behavior when administered to humans.

•	In Phase II trials, the product candidate is assessed for its short-term safety and preliminary efficacy in a limited number of patients with the targeted disease or disorder. The appropriate dose ranges and regimens for Phase III are also determined during this phase.

•	Phase III trials involve a comprehensive evaluation of safety and efficacy that might not have been evident in smaller studies. The trials are carried out, typically on a multi-center basis, on a sufficient number of patients to obtain statistically significant results. All adverse reactions are investigated in detail and special features of the product candidate are explored. Phase III studies are the pivotal studies designed to support marketing authorization for a BLA or NDA application.

•	Phase IV trials are usually carried out after the product has been granted a license in order to extend its labeling or support its existing labeling.

There can be no assurance that any new drug will successfully proceed through this approval process or that it will be approved in any specific period of time.

Orphan Drug Status. The Orphan Drug Act encourages manufacturers to seek approval of products intended to treat diseases with a prevalence of less than 7.5 patients per 10,000 population or currently approximately 200,000 patients in the US. This Act provides tax incentives, FDA assistance with protocol design, and a period of seven years of marketing exclusivity for a successful product. The FDA has designated Xyrem® as an orphan drug. Other of our products could be so designated in the future.

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

DEA Regulation

Certain products, including our methylphenidate, Tussionex®, Ionamin® and Codeprex®™ are controlled substances subject to additional regulation by the US Drug Enforcement Administration. See “Item 3—Key Information—Risk Factors,” “Item 4—Information on the Company—Business Overview—Products—Methylphenidate; Ionamin®; Tussionex®; and Delsym®”.

Health, Safety and Environmental Regulation

We are subject to US federal, state and local laws, regulations and ordinances that (i) govern activities or operations that may have adverse environmental effects, such as discharges to air and water, as well as handling and disposal practices for solid or hazardous wastes; and (ii) impose liability for the costs of cleaning up, and certain damages resulting from, sites of past spills, disposal or other releases of hazardous substances. Some of our operations may generate, or may have generated in the past, hazardous wastes. We believe that we have conducted such operations and disposed of any such wastes in compliance with applicable environmental laws and regulations.

We maintain a corporate social responsibility, or CSR, approach which is defined by our CSR Committee and committed to integrating environmental, economic and social considerations into our daily operations and to engaging with stakeholders to ensure these considerations reflect current best practice. We are focused on the transparent reporting of progress against our CSR objectives to the broad range of stakeholders interested in different elements of our CSR activities. These stakeholders include employees, shareholders, business partners, suppliers, and the local and scientific communities. In 2003 we published our first CSR report, available on our website or in hard copy from the Investor Relations department. The Company has nominated a CSR Committee, with Board representation from Peter Allen, Finance Director, Dr. Melanie Lee, R&D Director and Ingelise Saunders, CEO Celltech Pharmaceuticals. We continually work with the Board, Executive Committee and project leaders to identify and manage risk in each area of the business considering pharmaceutical, financial and employee health and safety risk prevention as priorities.

We also have an ongoing dialogue with key stakeholders to ensure that the scope and reporting of our CSR program is relevant and meets their needs, and takes account of future potential changes in CSR reporting required by stakeholders or legislation. The intention is that the CSR program will undergo an internal audit followed by independent verification.

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

Product Liability

Companies that market products in the US are subject to suit in state and federal courts for personal injuries allegedly caused by the products. The risk of product liability litigation is significantly greater in the US than in most European jurisdictions, and damage awards can be substantial. FDA approval is not a defense to liability, but failure to comply with FDA requirements may constitute evidence of negligence. See “Item 8—Financial Information—Legal Proceedings”.

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

Marketing. In 1995, the European Union introduced the “New System,” also known as Centralized and Mutual Recognition Procedures, for authorization of medicinal products. In particular, Council Regulation 2309/93, which was recently amended by Council Regulation EC No. 726/2004, established a process of European authorization for particular types of biotechnology and high technology products and new chemical entities. This centralized application system requires an application to the European Agency for the Evaluation of Medicinal Products for a marketing authorization to be made by a person who is “established in the Community” and who will be responsible for placing the product on the market. This agency coordinates the assessment process and procedure, while the CPMP, a body of expert advisers drawn from the member states, undertakes, with the assistance of nominated external experts drawn from the European Union, the scientific assessment of the product dossier and produces an opinion as to whether a product satisfies the criteria for authorization. The criteria for authorization involve evaluating a potential product’s safety, quality and efficacy. The European Commission then makes the final decision as to the grant or refusal of a marketing authorization. If successful, the application will result in a single authorization for the product concerned which is valid in all member states.

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

Orphan Drugs. Orphan drug regulations have been effect in the European Union since April 2000. Orphan drug designation has been granted for our products Xyrem® and Zavesca®. This status is available to products that treat diseases with a prevalence of fewer than five in 10,000 persons. Designation as an orphan dug provides 10 years of marketing exclusivity and automatic access to the centralized procedures for product license applications.

Regulation in Other Countries

In general, regulation is similar in countries outside the US and Europe, with the approval system regulated by specific agencies in each geographic area. However, approval by one agency does not ensure approval in other countries.

C. ORGANIZATIONAL STRUCTURE

As of June 14, 2004, the following chart presents our corporate structure, the jurisdiction of incorporation of our subsidiaries and the percentage of shares we hold directly or indirectly in these subsidiaries:

Name of Subsidiary	Jurisdiction of Organization	Percentage of Share Ownership
Celltech R&D Limited.	England and Wales	100%
Chiroscience Group Limited	England and Wales	100%
Cistron Biotechnology, Inc.	Delaware	100%
Darwin Discovery Limited.	England and Wales	100%
Darwin Molecular Corporation	Delaware	100%
Chiroscience R&D Limited.	England and Wales	100%
Confirmant Limited	England and Wales	100%
Celltech R&D Inc.	Delaware	100%
Celltech Europe Limited.	England and Wales	100%
Celltech U.S. Limited.	England and Wales	100%
Celltech Therapeutics Inc.	Delaware	100%
Celltech Japan Limited.	England and Wales	100%
Medeva Limited	England and Wales	100%
Medeva International Limited	England and Wales	100%
Celltech Pharma Europe Limited	England and Wales	100%
International Medication Systems (UK) Limited	England and Wales	100%
Evans Healthcare Limited	England and Wales	100%

Name of Subsidiary	Jurisdiction of Organization	Percentage of Share Ownership
Medeva Holdings B.V.	The Netherlands	100%
Celltech Pharma S.A.	Spain	100%
Celltech Pharma S.A	Portugal	100%
IMS (Overseas) S.A.	Switzerland	100%
Medeva France S.A.	France	100%
Celltech US LLC	Delaware	100%
Celltech Pharmaceuticals Limited	England and Wales	100%
Celltech Pharma Holding GmbH	Germany	100%
Celltech Nordic ApS	Denmark	100%
Medeva B.V.	The Netherlands	100%
Celltech Pharma S.A.	France	100%
Celltech Pharma Ireland	Ireland	100%
Celltech Reinsurance (Ireland) Limited	Ireland	100%
Celltech Insurance (Ireland) Limited	Ireland	100%
Celltech Pharma S.A.	Belgium	100%
Medeva Pharma Schweiz AG	Switzerland	100%
Celltech US, Inc.	Delaware	100%
Celltech Holdings Inc.	Delaware	100%
Celltech Americas, Inc.	Delaware	100%
Celltech Manufacturing CA, Inc.	California	100%
Celltech Pharmaceuticals, Inc.	Delaware	100%
Celltech Manufacturing, Inc.	Delaware	100%
Upstate Pharma, LLC	New York	100%
Celltech Technologies Inc	New York	100%
Medevale Pharmaservices Limited.	England and Wales	100%
Celltech Limited	England and Wales	100%
Celltech Manufacturing Services Limited	England and Wales	100%
Celltech Pharma GmbH & Co. KG	Germany	100%
Celltech Pharma Beteiligungs GmbH	Germany	100%
Celltech Deutschland GmbH & Co. KG	Germany	100%
Oxford GlycoSciences Limited	England and Wales	100%
Celltech BV	The Netherlands	100%
Oxford GlycoSciences (UK) Limited	England and Wales	100%
Oxford GlycoTherapeutics Limited	England and Wales	100%
Oxford GlycoSciences Inc	Massachusetts	100%

D. PROPERTY, PLANTS AND EQUIPMENT

Properties

Our head office is based at leased premises in Slough, Berkshire, England. This Slough facility houses our head office and development operations. Its lease is for approximately 50,000 square feet and runs until October 2021. A second 90,000 square foot leased facility in Slough is used for research operations. The lease for this facility will expire in December 2021.

As of December 31, 2003, we also had leased research facilities in Seattle, Washington; and Cambridge Science Park, Cambridge, England. The lease for the Seattle, Washington facility expires in August 2004 and will not be renewed. The lease on the Cambridge Science Park Facility at Granta Park, Cambridge, England will expire in June 2020.

In the second half of 2003, we closed our novel target discovery facility in Seattle, US. Certain research activities previously carried out in Seattle are in the process of being transferred to our Slough and Rochester facilities.

We have two principal manufacturing sites, which are located at Bardsley Vale, England and Rochester, New York. These sites are described below. To further streamline our supply chain, we closed a third manufacturing site located in Santa Ana, California in the second half of 2003. We have distribution sites at Dunstable, England; Rochester, New York; and Sparks, Nevada and a number of small leased office, warehouse and research sites.

The 6.5 acre site at Bardsley Vale is a freehold and consists of a manufacturing plant and office space. The Bardsley Vale plant manufactures approximately 150 varied pharmaceutical tablets and sterile products for us and other third party customers. Plant utilization varies during the year and can be particularly impacted by the timing of the third party contract manufacture business. However, on average the plant utilizes 75-85% of its capacity. The sterile production facility is currently being upgraded. The upgrade will replace the old air handling units and remove the spatial constraints by extending the sterile products facility by 30%. The new extension will support the current sterile core and be constructed to class 100,000 and class 10,000 environmental standards. The sterile core will be remodeled and will maximize improvements in material and people flow. The end result should improve the marketability of the facilities for contract manufacture and ensure regulatory compliance in the future. The total cost of the upgrade is expected to be £5.0 million (of which £2.6 million has been spent through December 31, 2003) and is anticipated to be completed by the end of 2004.

The Rochester facility comprises a 40 acre site with over 100,000 square feet of office space and over 400,000 square feet of manufacturing, laboratory and warehouse space. The Rochester facility manufactures Ionamin®, Tussionex®, Delsym®, Pediapred®, Zaroxolyn®, generic metolazone, Metadate® CD, Americaine® and methylphenidate. After the closing of the 32,000 square foot facility in Santa Ana, California in 2003, we transferred the manufacture of our bulk methylphenidate tablets to the Rochester facility and work is currently ongoing to establish Rochester as a manufacturing source for Dipentum®. We also transferred some key R&D activities to Rochester, such as our bioinformatics activities, as a result of the closing of the Seattle facility. In addition, our Rochester facility is now able to perform quality testing of our biological products prior to their release and it is anticipated that it will increasingly become involved in the packaging and distribution of these products. Our Rochester facility has undergone a major capital investment program. In order to take advantage of certain real estate tax abatement, sales tax exemptions for equipment purchases in the period to December 31, 2002 and certain other benefit programs currently available from the County of Monroe Industrial Development Agency, or COMIDA, Medeva conveyed title to the facility and such newly acquired equipment to COMIDA and coincident with such conveyance, leased the entire facility together with such equipment back from COMIDA for a ten year term expiring September 30, 2007 at a rental of $1.00 per annum on a net-lease basis. The benefit period related to tax exemptions on equipment purchases lapsed in 2002. As such, in consideration of the sum of $1.00, we re-acquired rights, title and interest in and to all equipment and personal property previously covered by the term of the lease. Effective from January 2003, no equipment is covered by the terms of the lease. We may at any time for any reason terminate the net lease agreement and immediately re-acquire title to the facility upon the payment of nominal consideration. Plant utilization at Rochester varies during the year, however, on average the plant utilizes 30% of its three-shift operating capacity or intermediate and semi-finished products. Finished goods are produced on a two-shift basis and this also results in 30% utilization.

In Europe we lease office space in Paris and Madrid in 2002 opened an office in Denmark to market certain existing specialist-focused products across the Nordic region. We expect to open offices in the Netherlands and Portugal in 2005.

We also acquired with Thiemann the freehold to a building containing offices and laboratories in Waltrop in north-east Germany. The laboratories and part of the office space are leased to third parties and it is our intention to sell the building. To replace this facility we have leased new offices in the Essen area of Germany.

With the acquisition of OGS we acquired the leases of properties in Milton Park and Abingdon, both in Oxfordshire. The lease of the property in Milton Park which comprises approximately 39,000 square feet expires in December 2013 with a right for OGS to terminate in December 2008. The property is currently vacant. The two properties in Abingdon comprise in aggregate approximately 29,000 square feet. The lease of one property expires in June 2013 with a break option in June 2008 and the lease of the second property is currently being renegotiated but it is anticipated that it will expire in August 2005 with an option to break at any time after February 2005. OGS had also entered into an agreement to construct and lease a new building totaling 61,000 square feet on an adjacent site to the building at Milton Park referred to above. This agreement and the lease have been terminated.

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

The Santa Ana site, which we closed in 2003, operated as a satellite manufacturing facility to Rochester and consequently utilization rates varied significantly from month to month being particularly dependent on our market share of generic and branded methylphenidate.

We are not aware of any material environmental issues that will affect the utilization of the plants and there are no material plans at the Rochester facility to expand or improve the site beyond its existing level.

There are no material tangible fixed assets other than those discussed above.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

The following operating and financial review and prospects should be read in conjunction with our consolidated financial statements included in this annual report. The consolidated financial statements and the financial information discussed below have been prepared in accordance with UK GAAP. See Note 30 of Notes to the Financial Statements for a discussion of the significant differences between UK GAAP and US GAAP.

Overview

General

Celltech is a leading European biotechnology company with a long-term commitment to the research and development of innovative therapies for patients with serious diseases. We believe that our advanced antibody technologies, together with our small molecule capabilities, provide a strong platform for the development of treatments for immune and inflammatory disorders and cancer. We also have our own commercial operations, which were initially established with our acquisition of Medeva in January 2000. The commercial operations provide a stream of revenue to help the group maintain a self-funding and internationally competitive level of R&D investment. They also provide us with a platform to commercialize certain of our own products and consequently retain a greater proportion of gross profit.

The activities of the group are accordingly carried out by two primary divisions, those of Celltech R&D and those of Celltech Pharmaceuticals (also referred to as the commercial operations).

2003 strategic initiatives

During 2003 we undertook a number of important strategic initiatives which are discussed below.

Whilst having our own development operations, we also partner projects with major pharmaceutical and biotechnology companies. Such collaborations allow us to pursue a diverse portfolio within a sustainable level of research and development expenditure through the assumption of development funding by our partners. As a result of Pfizer’s decision to return CDP 870 rights in the rheumatoid arthritis indication to us, we entered into active discussions with four potential parties relating to terms of a new collaboration and on May 18, 2004, we announced that we had entered into a collaboration with UCB for the global research, development and commercialization of CDP 870. Our board of directors considered the terms of the proposed UCB collaboration to be the optimal route for development and commercialization of CDP 870 given the terms proposed, the strength of UCB’s specialist sales network and the relevant expertise of UCB’s senior management. See Item 4.B. “Information on the Company-Business Overview-Products in Registration or Clinical Development-CDP 870” for more information on the UCB collaboration.

We continued our policy of sourcing biological product production through long-term take-or-pay contracts with third party manufacturers. During 2003 we entered into long-term supply arrangements with Lonza, complementing our existing agreements with Sandoz and BioReliance.

Following a review of our research and development needs, we decided to close our Seattle novel target discovery facility, which was engaged in very early stage research. We now intend to source new disease targets through collaboration with external sources.

We acquired OGS in the first half of 2003 for £106.1 million. Our acquisition of OGS was followed by a substantial restructuring of that business, including closure of certain activities and businesses, with associated redundancies. In total, the acquisition has provided us with six high-quality oncology programs and the inherited storage disorder programs, Zavesca® and CDP 923.

As part of the strategic review of the group following the appointment in April, 2003 of Dr. Ando as CEO, we assessed the commercial opportunity for CDP 571, including on a named patient basis, and concluded that there is no significant patient population in which it would be uniquely helpful. As a consequence we wrote off all of the remaining stock of CDP 571 amounting to £7.5 million.

In light of the current environment for biotechnology IPO’s, we have written off the value of our investment in NeoGenesis resulting in a non-cash exceptional charge of £7.0 million, reflecting the estimated realizable value of the shareholding in the event of a sale.

The commercial operations are an important contributing factor in the launch of CDP 870 in the Crohn’s indication and future pipeline products. We established a US specialist sales force in 2002, which continued to forge important links with gastroenterologists through the promotion of Dipentum®. Furthermore during 2003 we transformed our European operations to focus on specialist prescribers through a substantial restructuring.

A further focus for the commercial operations is the streamlining of manufacturing operations, in particular through the increased utilization of the Rochester US facility. This led to the closure of a satellite manufacturing facility in Santa Ana, CA during 2003 with associated redundancy and closure costs.

Financial

As described above, two primary divisions, Celltech R&D and Celltech Pharmaceuticals, carry out the activities of the group. Corporate costs are retained within the Celltech R&D operations but are separately analyzed below in the detailed discussions of our results.

Our revenues are derived from product sales and royalties. During the year, total sales increased to £353.3 million (2002: £329.6 million) an increase of 7% reflecting particularly strong growth from our antibody-engineering royalty revenues. Our total operating loss increased to £63.6 million from £44.7 million primarily as a result of exceptional items incurred in 2003. However, it is our view that the operational performance of the company is best assessed with reference to the financial results before taking account of either amortization of goodwill or exceptional items. For the same reason we also review and discuss corporate and general and administrative expenses before exceptional items and goodwill. Operating profits before exceptional items and goodwill increased to £49.5 million (2002: £49.0 million) as shown in the table set forth under the “Results of Operations” subheading on page 55 hereof. The increased sales performance was largely offset by:

•	Increased expenditure on research and development as a result of our acquisition of OGS and progress with the development of CDP 870; and

•	Increased corporate and general and administration expenses as a result of increased insurance premiums and changes to the constitution of the Board.

As discussed above, during 2003 Celltech implemented several strategic initiatives resulting in a number of exceptional charges. In total, during 2003 we recorded exceptional charges, which are discussed in detail below, of £40.5 million before tax and £8.8 million post taxation. The goodwill charge increased marginally to £94.2 million (2002: £93.7 million) reflecting the acquisition of OGS in May 2003. The loss for the year after tax correspondingly increased to £53.9 million (2002: loss £45.8 million).

Our cash and liquid resources at the end of 2003 were £155.0 million (2002: £105.1 million) and we had no loan balances outstanding. As at December 2003, we had committed and undrawn borrowing facilities of £75.0 million. The group generated cash from operating activities of £53.9 million (2002: £49.4 million) during the year. We believe our working capital is sufficient for our current requirements.

Factors affecting future results

Specific operational matters

There are a number of specific factors that will impact on Celltech’s potential results for 2004 and beyond.

On May 18, 2004, our board of directors and UCB’s board of directors announced that they had agreed to the terms of a cash offer for the entire issued and to be issued share capital of Celltech. Consistent with advice obtained from our financial advisors, Morgan Stanley and JP Morgan, our board deems such offer to be fair and reasonable and has unanimously recommended that our shareholders accept the offer.

The offer is contingent on several conditions being met, however, if such conditions are met and the offer becomes unconditional, UCB will become our sole shareholder. The integration of our business with that of UCB’s will result in various changes to our current business structure, including, without limitation, the disposal of non-core businesses, restructuring of management as well as sales, manufacturing and/or research personnel, and re-prioritizing of certain core businesses and products. Such changes may affect our future results in a manner inconsistent with or not contemplated by our current forecasts and plans as set forth in this annual report.

As a result of Pfizer’s decision to return CDP 870 rights to us, we entered into discussions with certain parties relating to the terms of a new collaboration, and on May 18, 2004, announced that we had entered into a new agreement for CDP 870 with UCB. This agreement is not conditional upon the success of the offer for all the issued and to be issued share capital of Celltech by UCB. Other income, which is dependent upon progress with new and existing collaborations, will be significantly higher in 2004 than the £2.5 million achieved during 2003 due to the out licensing of CDP 870.

The near-term results of the group are dependent on the successful development and commercialization of CDP 870 in both the rheumatoid arthritis and Crohn’s indications. We will have to support CDP 870 by substantial investment in a robust and innovative development program, and by providing the appropriate commercial infrastructure that will enable CDP 870 to compete effectively with established players.

Our antibody engineering royalties will be impacted by our 2001 settlement with Genentech. Under this agreement the royalties payable by Genentech reduce by one-twelfth per quarter until the date of the original patent expiry in March 2006. The first one-twelfth reduction applied to the royalty received in the last quarter of 2003.

We have a strong cough/cold franchise in the US with our lead products Tussionex® and Delsym®. A number of life cycle management initiatives are well underway which we anticipate will further strengthen our franchise, not least the anticipated launch of Codeprex® during the second half of 2004, in time for the 2004/2005 cough/cold season. The results of this franchise are materially impacted by the severity of the cough/cold season. The cough/cold season for 2003/2004 was characterized by high prescription demand in November and December followed by a sharp and sudden deterioration in January 2004. Whilst we currently anticipate a return to normal wholesaler demand levels in the second half of the year, this assumes a normal level of severity for the 2004/2005 season.

During 2003 we achieved sales of Zaroxolyn® of £25.3 million. Following the expiry of patent protection for Zaroxolyn® during 2002, we preemptively launched our own generic version of this product. During December 2003, the US FDA approved three generic competitor products. Due to the introduction of generic competition to Zaroxolyn®, Celltech no longer promotes this product and we anticipate a rapid decline in sales during 2004. However, we believe that this will be mitigated to a degree by our first-to-market generic.

The commercial operations will be launching Equasym® XL, the European trade name for our once-daily methylphenidate product during 2004. We are also investing in life cycle management initiatives for Dipentum®. It is anticipated that the resulting increased sales from these products will offset the sales decline from Zaroxolyn®.

Overall we anticipate a flat earnings profile, excluding the impact of the weakening US dollar noted below, ahead of the planned launch of CDP 870 in Crohn’s disease during 2006. This reflects the anticipated growth in sales of our marketed products and other income from new product collaborations, offset by the tapering of antibody engineering revenues and our desire to maintain a competitive level of investment in research and development.

Future accounting developments

We anticipate that the adoption of International Accounting Standards (“IAS’s”) as from January 1, 2005 will impact our future results. In particular, we will be required to expense the fair value of share options issued to staff through the profit and loss account. At the moment no charge arises under

UK GAAP as options are granted at market value. A further draft IAS covering revenue recognition is currently under review and may impact our accounting for milestone payments and signature fees arising from product collaborations. IAS’s also require an annual goodwill impairment review to be undertaken rather than automatically charging an annual amortization amount. Finally, IAS 39 introduces more stringent criteria for hedge accounting to be available in respect of forward cover.

Given the uncertainty regarding the implementation date and final form of these IAS’s we intend to issue detailed guidance of their impact, including historic financials with our 2004 financial statements. To date we believe that adoption of IAS will move our UK GAAP results to be significantly closer to those that we present under US GAAP. However, it should be noted that the IAS Board has significant ongoing projects that may lead to additional changes which to date have not been quantified.

Other general factors

Our operating results are also affected by a number of other more general factors, the most important of which is competition from manufacturers of generic and patented products. Our business continued to be affected by competition and pressure to contain health care expenditure in a number of countries, particularly in the United States (our largest market) and Germany, as governments and other bodies increasingly seek to control costs.

In common with all pharmaceutical companies, our sales and income are dependent on the maintenance of the approved regulatory status of our products. In common with many pharmaceutical companies, our results are strongly influenced by sales of a relatively small number of products, in particular, Tussionex®, methylphenidate (including Metadate® CD), Delsym®, Dipentum®, Perenterol® and Coracten® and by royalty streams from sales of products manufactured and marketed by other companies, such as Remicade™, Rituxan®, Herceptin®, Asacol® and Pertactin. Interruption in the supply of key raw materials or withdrawal of the regulatory approval of any of these products could materially adversely affect our future results.

A key issue for many UK companies during 2003 has been the sharp depreciation of the US dollar against sterling. As is typical in the pharmaceutical sector, a large component of Celltech’s revenues arise in the US. During 2003, the average US dollar exchange rate versus sterling was $1.64, compared to $1.50 for 2002. However, during 2003 we were able to mitigate much of this negative impact as we had a number of forward exchange contracts in place. This resulted in a gain of £10.5 million, which has been recorded as a component of royalty income, based on the underlying transactions. Whilst we also have certain forward contacts in place for 2004, we estimate that each $0.10 adverse movement versus the average 2003 rate of $1.64 will impact our reported profit by £5.0 million. As at December 31, 2003 we had no forward cover for 2005 and beyond because we generally only enter into such transactions a maximum of 12-18 months in advance of the anticipated cash flow and then only if forward contracts favorable to our budget rate are available. In the second half of 2003 when we started to consider covering 2005 cash flows, no such favorable rates were available.

We maintain self-insurance on all product liability up to $13.5 million, as well as self-insurance in respect of methylphenidate of up to $20 million. Although we believe that we maintain sufficient product liability insurance, it is possible that costs and damages in excess of the amount insured could occur, particularly should there arise significant adverse developments involving Ionamin®, see “Item 8 – Financial Information – Litigation”.

Critical accounting policies

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

Income Recognition

Product sales

Revenue from product sales is recorded as turnover in our financial statements and valued at the invoiced amount (excluding sales and value added taxes) less estimated provisions for product returns, wholesaler charge backs and rebates given to Medicaid, managed care and other customers – a particular feature in the US. Cash discounts for prompt payment are deducted from sales on an accrual basis. Revenue is recognized when title passes which is usually either on shipment or on receipt of goods by the customer depending on local trading terms. In the US, Celltech’s policy is to allow wholesalers and pharmacies to return unused inventories six months prior and up to a year after shelf-life expiry which is typical in the US pharmaceutical industry. At point of sale, management estimates the quantity and value of goods that may ultimately be returned. Our returns provisions are based on actual experience over the preceding three years, although in certain situations, for example, a new product launch or at patent expiry, further judgment may be required. In particular at the end of 2003 Zaroxolyn® had generic competition and consequently we have had to apply considerable judgment to ensure that we held an appropriate level of provisions for returns and potential price equalization claims.

Similarly, at the time of invoicing sales, rebates/charge backs that could be paid out in the future are estimated. These rebates/charge backs typically arise from sales contracts with key pharmacy chains, managed care organizations, buying groups, hospitals and from the Medicaid program. The estimates are made by applying a consistent methodology on a customer-by-customer basis taking into account specific contract provisions and are reviewed frequently. Inevitably, however, such estimates involve judgments on future sales levels/distribution and the extent to which customers will access different incentive levels offered by the Company. Experience has shown the methodologies used provide a reasonable estimate of the actual outcomes.

A further feature of the US market is that sales can also be significantly influenced by wholesaler buying patterns. Wholesalers often place orders that are significantly larger than their normal levels of demand ahead of anticipated price increases, or they may seek to build up or run down their inventory levels for other reasons. If such speculative orders are shipped shortly before a quarter or year end it can result in revenue being recorded in the current financial period in respect of the following year’s underlying demand and distortion of the financial results from one period to the next. Management tracks wholesaler inventory levels by product using its own and third party data and, where we believe that total sales have been materially distorted by such buying patterns appropriate disclosure is made in the financial review. We do not offer any incentives to encourage wholesaler speculative buying and attempt where possible to restrict shipments to underlying demand when such speculation occurs.

We offer cash discounts on prompt settlement of invoices and, once again, this is a particular feature in the US, although it is seen elsewhere. As noted above, we deduct cash discounts from revenue. Estimates of the likely uptake of cash discounts are made based on prior experience.

Income recognition criteria for non-product sales

•	Royalties are recorded as turnover and recognized on a time accrual basis unless there remains uncertainty over their collection, in which case recognition is deferred until such uncertainties are removed which is typically on cash receipt.

•	Revenue under research and development reimbursement contracts, where there is no obligation to repay such amounts, is recognized as the related costs are incurred and is recorded as a credit to research and development expenditure under UK GAAP.

•	Income associated with performance milestones is recognized based upon the occurrence of the event that triggers the milestone payment, as defined in the respective agreements, and is recorded as ‘other income’.

•	Other payments received, such as license fees, are assessed on a case-by-case basis taking into account the nature of the payment and the ongoing collaboration, if any, with the third party and any possible related continuing obligations. Depending on the nature of the arrangement, amounts received may be recognized immediately as a component of ‘other income’ or deferred over the development or other appropriate period.

The group has to consider carefully whether income received in relation to the final three bullet points above can be treated as earned or has to be deferred, and this can require considerable judgement. This is particularly the case where there is a multiple element arrangement and/or Celltech retains certain obligations. Under UK GAAP, which is our primary GAAP, non-refundable license fee revenue is recognized when earned and when the group has no future obligation pursuant to the license fee, in accordance with the terms of the relevant contract. Contracts are evaluated based upon their terms and the individual elements, where appropriate, are accounted for separately.

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

The group has to make a key judgment as to when to write off trial material stock. The key considerations applied revolve around the stock’s scheduled utilization, possible alternative applications and potential realizable value from third parties. The group considers its current policy to be most appropriate as costs are charged as utilization takes place rather than upon shipment by the third party of bulk orders. An alternative policy would be to write off such stock as acquired. During 2003 we assessed that there was no potential value to be derived from our trial material stocks of CDP 571 and accordingly recorded an exceptional charge of £7.5 million.

Intangibles

Intangible assets include acquired licenses, patents, platform technologies and marketing rights, where these relate to specific compounds, products or know-how, which are being developed or used for commercial applications. Intangible assets acquired separately from a business are capitalized at cost. Intangible assets acquired as part of a business are capitalized separately where their value can be measured reliably; otherwise, they are treated as part of goodwill acquired with that business. Separately capitalized intangible assets are stated at cost less provision for amortization. Intangible assets in relation to licenses, patents and marketing rights are amortized over their estimated useful lives to match the sales of the related products or, where this is not readily identifiable, on a straight-line basis. The assessment of intangible asset lives is a matter of judgment. Estimated useful lives are reviewed annually and are generally presumed not to exceed 20 years. Platform technologies supporting the group’s discovery research strategy are considered to have an indefinite life and consequently are subject to annual reviews and amortized as necessary if impairment is determined to have taken place. To date the only such acquired technology relates to SLAM (Selective Lymphocyte Antibody Method). The SLAM technology has been combined with our existing antibody technology in order to expand the breadth of the antibody pipeline and extend the repertoire of drug targets. The technology is seen as core to our research activities and we believe it will continue to benefit us for the foreseeable future.

Goodwill

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

As of December 31, 2003 our goodwill had a carrying amount of £306.7 million under UK GAAP and £409.9 million under US GAAP.

Contingent Liabilities

The group has future operating obligations including take or pay contracts. No account is made for such future obligations unless they are considered to be loss making, in which case provision is made for their estimated fair value.

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

For our defined contribution plans the group contributes a fixed rate of salary to the individual plans of the employees.

The scheme funds of the defined benefit plans are administered by trustees and are independent of the group’s finances. Contributions are paid to the schemes in accordance with the recommendations of independent actuaries. The group’s contributions are charged to the profit and loss account so as to spread the costs of pensions over employees’ working lives with the group.

For such plans, several statistical (e.g. withdrawal and mortality rate measures) and other factors, which attempt to anticipate future events, are used in calculating the expense and liability. These factors include assumptions about the discount rate, expected return on plan assets and rate of compensation increases. We have included pensions as a critical accounting policy as the assumptions and statistical rates used to calculate the expense and liability may vary materially from those actually experienced.

The charge, under UK GAAP, for our defined benefit schemes in 2004 was £2.4 million.

Taxation

The group has operations in tax jurisdictions in a number of places in Europe and the United States and is subject to audit in these jurisdictions. Tax audits by their nature are often complex and can require several years to resolve. Accruals for tax contingencies require management to make estimates and judgments with respect to the ultimate outcome of a tax audit. Actual results could vary from these estimates. Accruals for tax contingencies are included within our deferred tax liability provision and totaled £34.1 million as at December 31, 2003. During 2003 we were able to release £28.5 million of such liabilities to the profit and loss account as an exceptional item following resolution of most of the outstanding issues with tax authorities in various jurisdictions.

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

Recently issued accounting standards

The standards discussed below are in relation to our US GAAP financial results.

Our primary financial statements are prepared in accordance with UK GAAP. No significant new standards were issued during 2003 requiring adoption nor are any pending prior to the group’s IAS on January 1, 2005. The main implications of IAS are set out in Item 5.A. “Operating and Financial Review and Prospects – Operating Results – Future Accounting Developments.”

New accounting standards adopted

SFAS No. 143 ‘Accounting for Asset Retirement Obligation’ addresses the accounting and reporting for obligations associated with the retirement of long-lived assets and the associated asset retirement costs. It is effective for accounting periods beginning on or after June 15, 2002. The adoption of SFAS 143 did not have a material effect on the results or net assets of Celltech.

SFAS No. 146 ‘Accounting for Costs Associated with Exit or Disposal Activities’, issued on July 30, 2002, requires costs associated with exit or disposal activities to be recognized when the costs are incurred rather than at the date of commitment to an exit or disposal plan. The provisions are effective for disposals initiated after December 31, 2002 and restatement of prior periods is not required. The group applied the principles of SFAS 146 to the closure of the Seattle site announced in the final quarter of 2003 and closed in the first quarter of 2004. The adoption of SFAS 146 resulted in us not recognizing closure costs of £2.0 million in respect of the Seattle site in 2003 and instead recognizing them as incurred in 2004.

SFAS No. 149 ‘Amendment of Statement 133 on Derivative Instruments and Hedging Activities’ that was issued on April 30, 2003, amends and clarifies accounting for certain derivative instruments (particularly contracts with certain embedded derivative instruments) and hedging activities under SFAS No. 133 ‘Accounting for Derivative Instruments and Hedging Activities’. Except where its provisions clarify SFAS No. 133 implementation issues previously effective, the standard applies prospectively for contracts entered into, and hedging activities designated after, June 30, 2003. The adoption of SFAS No. 149 did not have a material effect on the results or net assets of Celltech.

SFAS No. 132 (Revised 2003) ‘Employers’ Disclosures about Pensions and Other Post-Retirement Benefits’ was issued on December 23, 2003 and is effective, subject to certain exemptions, for fiscal years ending on or after December 23, 2003. Celltech has complied with the new requirements in this Annual Report and Form 20-F Information.

New accounting standards not yet adopted

FIN No. 46R ‘Consolidation of Variable Interest Entities’ is intended to address perceived weaknesses in accounting for special purpose or off-balance sheet entities and provides guidance on identifying the party with a controlling financial interest resulting from arrangements or financial interests as opposed to voting rights. If a party has a controlling financial interest in a variable interest entity (‘VIE’) then the assets, liabilities and results of the VIE should be included in the consolidated financial statements of the party. FIN No. 46R applied to all VIEs or potential VIEs referred to as special purpose entities for periods ending on or after December 15, 2003. Adoption for all other entities is required for periods ending on or after March 15, 2004.

Results of Operations

The following table sets forth selected historical income statement data for the periods indicated. This information has been derived from our audited financial statements included elsewhere in this annual report. The financial results of OGS have been consolidated within our financial results with effect from April 14, 2003. You should read this table in connection with this Item 5, the description of our business in Item 4 above and the financial statements, related notes and other financial information included elsewhere in this annual report. Our financial statements are prepared in accordance with UK GAAP which differs from US GAAP. The significant difference applicable to us are set out in Note 30 to the Consolidated Financial Statements of Celltech included elsewhere in this annual report.

	December 31 2003	December 31 2002	December 31 2001
	£ million
Sales	353.3	329.6	303.1
Cost of sales	(101.5)	(94.7)	(83.5)

Gross profit	251.8	234.9	219.6

Gross margin	71%	71%	72%
Expenses:
Corporate and general administrative expenses	(31.3)	(26.8)	(24.9)
Exceptional items	(18.9)	—	(7.8)
Goodwill amortization	(94.2)	(93.7)	(92.6)

Total corporate and general administrative expenses	(144.4)	(120.5)	(125.3)
Investment in R&D	(106.1)	(95.7)	(90.7)
Selling, marketing and distribution expenses	(67.4)	(71.5)	(78.6)

Total expenses	(317.9)	(287.7)	(294.6)

Other income	2.5	8.1	18.8

Total operating loss	(63.6)	(44.7)	(56.2)

Losses on termination of operations	(14.6)	—	—
Provision against fixed asset investment	(7.0)	—	—
Net interest receivable	2.7	1.4	3.6
Taxation	28.6	(2.5)	(2.9)

Net loss	(53.9)	(45.8)	(55.5)

By reporting divisions:
Sales to third parties
Celltech R&D – royalties	94.1	76.7	61.4
Celltech Pharmaceuticals – product sales	259.2	252.9	241.7

Total sales to third parties	353.3	329.6	303.1

Gross Profit
Celltech R&D – royalties	82.1	69.8	47.1
Celltech Pharmaceuticals – product sales	169.7	165.1	172.5

Total gross profit	251.8	234.9	219.6

Total operating loss	(63.6)	(44.7)	(56.2)
Add back:
Exceptional items	18.9	—	7.8
Goodwill amortization	94.2	93.7	92.6

Total operating income for management reporting purposes (as discussed on p. 47)	49.5	49.0	44.2

Operating income
Celltech R&D	(23.0)	(15.5)	(25.0)
Celltech Pharmaceuticals	72.5	64.5	69.2

Total operating income by reporting divisions	49.5	49.0	44.2

Year ended December 31, 2003 compared to year ended December 31, 2002

The following compares our results in the year ended December 31, 2003 to those of the year ended December 31, 2002. In discussion of our sales performance we use constant exchange rates due to the significant movement in the UK sterling to dollar exchange rate during 2003. Our analysis is divided as follows: sales and gross profit by segment; operating expenses; exceptional items; and net income.

Sales And Gross Profit By Segment

The table below sets out the turnover and gross profit by Celltech segment:

	December 31 2003	December 31 2002	% change
	£million
Turnover:
Celltech R&D – royalties	94.1	76.7	23
Celltech Pharmaceuticals – product sales	259.2	252.9	2

Total	353.3	329.6	7

Gross profit:
Celltech R&D – royalties	82.1	69.8	18
Celltech Pharmaceuticals – product sales	169.7	165.1	3

Total	251.8	234.9	7

Gross margin	71%	71%	n/a

Celltech R&D

The table below sets out royalty income by major stream earned in 2003 and 2002.

	December 31 2003 as reported	December 31 2002 as reported	Impact of exchange	December 31 2002 at constant exchange	% change reported basis	% change constant rate basis
	£million
Antibody engineering	62.7	53.1	(4.3)	48.8	18	28
Pertactin	8.6	11.0	(0.9)	10.1	(22)	(15)
Asacol®	6.1	7.6	(0.6)	7.0	(20)	(13)
Mylotarg™	3.1	2.7	(0.2)	2.5	15	24
Other	3.1	2.3	(0.2)	2.1	35	48

Total royalties pre exchange gains on forward contracts	83.6	76.7	(6.2)	70.5	9	19

Exchange gains on forward contracts	10.5	—	10.5		14 *

Total royalties	94.1	76.7	4.3		23

Cost of goods sold - on royalties	(12.0)	(10.6)
- exchange gains	—	3.7	(3.7)

Gross profit	82.1	69.8	0.6

Gross profit % of total royalties	87%	91%

*	This percentage represents the growth in royalty revenue attributable to exchange gains on forward contracts.

During 2003 our royalty income continued to produce strong overall growth as indicated in the table above.

If we adjust the royalties received during 2002 to a constant exchange rate with 2003 the growth would have been 19% (excluding exchange gains on forward contracts). In discussing individual royalty stream performance below we will provide the growth/decline achieved based on a constant exchange rate in addition to that indicated in the table above. In calculating the growth/declines based on a constant exchange rate basis, we assume that the average exchange rates for the US dollar ($1.64:£1.00) and the Euro (€1.45:£1.00), which were applicable in 2003 had also applied during 2002 and/or will also apply for 2004.

In 2003 royalty income included £10.5 million of exchange gains made on forward contracts. As a UK company earning principally US dollars we enter into forward exchange contracts to swap US dollars into sterling. We aim to have the currency swaps take place at the same time as our main antibody engineering revenues are received. In 2003 as the US dollar considerably deteriorated in value against sterling, these contracts enabled the group to swap its surplus US dollars at rates favorable to those prevailing on the date and correspondingly make additional profits. As the swap is primarily undertaken as a hedge of our royalty stream we have presented this income as a component of royalty income. In 2002 such exchange gains were recorded as a reduction of the cost of goods sold. We consider that the revised 2003 presentation reflects more appropriately the nature of the hedging transaction.

The key royalty stream trends are discussed below:

•	Antibody engineering: £62.7 million (+18% actual, + 28% constant exchange rate). The growth was principally driven through the growth of Remicade®. Remicade®, a novel monoclonal antibody therapy indicated to treat the symptoms of Crohn’s disease and rheumatoid arthritis, achieved sales of $1.7 billion during 2003, a year-on-year growth of 33%. The product continued to maintain its lead position in the growing autoimmune market. The overall growth of our antibody engineering royalty stream was achieved despite the impact of Celltech’s 2001 settlement agreement with Genentech, which reduced the effective rate for royalties received during the last quarter of 2003. Under this agreement, the net royalties receivable by the group reduce by one-twelfth per quarter until the date of the original patent expiry in March 2006, the impact of which will be to reduce the effective royalty rate for antibody engineering revenues by approximately 29% in 2004 and 62% in 2005 compared to what Celltech would originally have received. We expect this reduction to be partly mitigated by the anticipated growth in sales of the underlying products, in particular Remicade®, due to continuing strong market growth.

•	Pertactin®: £8.6 million (-22% actual, -15% constant exchange rate). Our year-on-year revenues have been impacted by the terms of a settlement between GlaxoSmithKline and Aventis Pasteur regarding a patent dispute over whether Aventis Pasteur’s vaccines infringed certain patents we licensed to GlaxoSmithKline. The matter was eventually resolved with the granting by GlaxoSmithKline of a sub-license to Aventis Pasteur. On a constant exchange rate basis we do not anticipate any significant change to this royalty stream during 2004.

•	Asacol®: £6.1 million (-20% actual, -13% constant exchange rate). During 2002 there was a step down of the royalty rate received by Celltech on North American sales, the full year impact of which was felt in 2003. On a constant exchange rate basis we do not anticipate any significant change to this royalty stream during 2004.

Celltech Pharmaceuticals

The table below sets out the performance of our major products:

	December 31 2003 as reported	December 31 2002 as reported	Impact of exchange	December 31 2002 at constant exchange	% change reported basis	% change constant rate basis
	£million
Key promoted brands:
Tussionex® (US)	68.1	71.3	(5.7)	65.6	(4)	4
Metadate® CD (US)	20.2	18.0	(1.4)	16.6	12	22
Delsym® (US)	18.0	14.3	(1.2)	13.1	26	37
Dipentum® (US/Europe)	17.1	4.6	(0.1)	4.4	272	289
Perenterol® (Germany)	7.8	7.1	0.7	7.8	10	—
Coracten® (UK)	7.1	6.3	—	6.3	13	13

Total key promoted brands	138.3	121.6	(7.7)	113.8	14	22

Other major products:
Zaroxolyn® (US)	25.3	28.5	(2.3)	26.2	(11)	(3)
Generic Methylphenidate (US/Europe)	9.8	12.6	(0.8)	11.7	(22)	(16)
Ionamin® (US)	5.0	5.5	(0.4)	5.1	(9)	(2)
Semprex D® (US)	4.0	2.6	(0.2)	2.4	54	67
Pediapred® (US)	1.4	3.9	(0.3)	3.6	(64)	(61)
Other products (US/Europe)	75.4	78.2	3.0	81.4	(4)	(7)

Total other products	120.9	131.3	(1.0)	130.4	(8)	(7)

Total product sales	259.2	252.9	(8.7)	244.2	2	6

Cost of sales	(89.5)	(87.8)

Gross profit	169.7	165.1

Gross profit % of total sales	65%	65%

The table above indicates a modest growth overall for our product sales of 2% year-on-year. Adjusting the product sales to a constant exchange rate, the growth would have been 6%. In discussing individual product performance we will provide the growth achieved based on a constant exchange rate in addition to that indicated in the table above. In calculating the growth/declines based on a constant exchange rate basis, we assume that the average exchange rates for the US dollar ($1.64:£1.00) and the Euro (€1.45:£1.00), which were applicable in 2003 had also applied during 2002 and/or will also apply for 2004.

The key product trends are discussed below:

•	Tussionex®: £68.1 million (-4% actual, + 4% constant exchange rate). The underlying performance of Tussionex® our 12-hour hydrocodone-based anti-tussive was very strong, increasing market share by 11% and total prescriptions by 8%. Wholesaler stock levels (pipeline stocks) were estimated at approximately 2.0 months as at December 31, 2003 compared to 3.3 months as at December 31, 2002. The cough/cold season for 2003/2004 was characterized by very strong prescription performance in November and December 2003 followed by a sharp deterioration in January and February 2004. Total prescriptions written for Tussionex® during 2003 were 3.2 million of which 0.6 million were written in December alone. January and February 2004 demand fell to approximately 0.3 million per month leading to wholesalers significantly reducing orders. Whilst we currently anticipate a return to normal wholesaler demand levels in the second half of 2004, our sales will be dependent on the severity of the forthcoming cough/cold season.

•	Metadate® CD: £20.2 million (+ 12% actual, + 22% constant exchange rate). This is our once-daily methylphenidate product sold in the US. The growth in sales was in large part due to the introduction of two new dosage strengths, 10 mg and 30 mg, which helped to compliment our existing 20 mg capsules. The product also continued to benefit from the positive results from a head-to-head study against the current market leader in the once-daily methylphenidate segment that we announced in 2002. Full year prescriptions totaled 0.7 million (2002: 0.7 million). Pipeline stocks were estimated at approximately 1.0 month as at December 31, 2003 compared to 1.7 months at the end of December 31, 2002. Despite static prescriptions in a competitive market place and a lower level of pipeline stocks at the end of the year we were able to grow revenues through price increases. Due to the launch of the 10 mg and 30 mg dosages we anticipate strong growth of this product during 2004.

•	Delsym®: £18.0 million (+26% actual, + 37% constant exchange rate). This is our 12-hour OTC anti-tussive. The product responded well during 2003 to life cycle management initiatives and proactive brand and channel managing. As with Tussionex® the performance of this product is dependent on the severity of the cough/cold season, but, subject to this, in underlying US dollar terms we expect to continue to see growth in this product based on further life-cycle management initiatives such as the introduction of plastic bottles, new flavors, a sugar free option, etc.

•	Dipentum®: £17.1 million (+ 272% actual, + 289% constant exchange rate). Dipentum® is our treatment for ulcerative colitis, which we acquired from Pharmacia in the second half of 2002. Thus the primary driver for the sales growth noted above was having the product for a full year during 2003. This product has provided us with the opportunity to forge relationships with gastroenterologists ahead of any launch of CDP 870 in the Crohn’s indication. We consider that the product has responded well to our active promotion of the brand through our recently established specialist sales forces. Dipentum® was not being promoted by Pharmacia and was a fast declining brand; our success to date has primarily been to stop this decline. Prescriptions in the US totaled 76,000 for 2003, compared to 88,000 for 2002 (full year). However, prescriptions were higher at the start of 2002 then at the end of that year. Dipentum® will lose patent protection in August 2004, but we are currently unaware of any potential generic launch in the next two years. We have a number of life cycle initiatives planned for the product that we expect will drive prescription growth in the second half of 2004.

•	Perenterol®: £7.8 million (+ 10% actual, nil growth constant exchange rate). Perenterol® is our anti-diarrhea product and is sold only in Germany. Sales in 2003 were in line with those during 2002. However, Germany introduced a new health care reform act effective January 1, 2004. Perenterol® is an OTC product and the key impact of the act on such products is that non-prescription drugs for adults will no longer be reimbursable. Consequently, we have switched our promotional efforts for this product from general practitioners to pediatricians and large pharmacy chains. Despite these initiatives, we anticipate a decline in sales of Perenterol® during 2004 on an underlying Euro basis.

•	Coracten®: £7.1 million (+ 13% actual, + 13% constant exchange rate). This is a branded generic version of nifedipine and is sold in the UK for treatment of high blood pressure. The product responded well during the year to strong promotional efforts. Prescriptions dispensed for Coracten® rose by 12% to over 732,000 during 2003. The proportion of product prescriptions written by brand was over 57% (based on our total nifedipine sales) compared to 52% in 2002. We anticipate a similar level of sales growth during 2004 to that achieved in 2003.

•	Zaroxolyn® (metolazone): £25.3 million (- 11% actual, -3% constant exchange rate). This is a diuretic sold in the US for the treatment of edema associated with congestive heart failure. Following the expiry of patent protection for Zaroxolyn® during 2002, we preemptively launched our own generic metolazone during the second half of 2003 and, during December 2003, the US FDA approved three generic competitor metolazone products. Due to the introduction of generic competition to Zaroxolyn®, we no longer promote this product and anticipate a rapid decline in sales during 2004, although this will be partly offset by sales from our first-to-market generic. As at the end of 2003 we also significantly increased our reserves for potential returns and price equalization claims, in accordance with our income recognition policy, as a result of the product having generic competition. Zaroxolyn® prescriptions actually fell by 10% during the year to 619,000 (2002: 690,000). However we increased prices by 33% beginning July 1, 2003. Thus, despite the prescription decline and reserves adjustments required at year-end, the sales decline overall was only 3% for the year.

•	Other products: £75.4 million (-4% actual, -7% constant exchange rate). This reflects the cessation of certain co-promotion agreements, which reduced revenues by approximately £5.5 million from 2002. In particular, as part of the disposal of the Speke vaccines facility in October 2002 to PowderJect, we retained a 3-year contract to provide sales support. This contract ended during 2003 resulting in a year-on-year decline of over £2.0 million. Additionally, other product sales were adversely impacted by the introduction of pharmacy rebates of 6% on prescription products in Germany.

Overall on a constant exchange basis we expect to see a small percentage decrease in product sales in the forthcoming year, with the large declines in Zaroxolyn® and Germany being offset by:

•	Continued growth in Tussionex® and Dipentum®.

•	The anticipated launch of Codiprex®, the first 12-hour codeine based anti-tussive, during the second half of 2004 in time for the 2004/2005 cough/cold season.

•	New product acquisitions.

Gross profit

The profit on royalties reduced to 87% from 91%, as a result of the treatment of exchange gains on forward contracts in 2002. Had the exchange gains in 2002 been allocated to turnover, as they were in 2003, the margin in both years would have been 87%.

The commercial operations profit remained the same in 2003 as 2002 at 65%. The key factors underlying this performance were:

•	Increased year-on-year insurance charges (£2.7 million).

•	Increased reserves required on Zaroxolyn®, due to the product having generic competition.

The negative factors were offset by:

•	The closure of the Santa Ana manufacturing facility (annualized savings anticipated of £2.6 million).

•	Increased sales of high margin products such as Tussionex® and Dipentum® at the expense of lower margin non-promoted products.

For the group as a whole the gross profit remained steady at 71%. Due to a combination of the factors below:

•	The increased percentage of our revenues arising from royalties, which tend to have considerably higher margins than product sales.

•	A decline in the margin arising on royalties.

•	The static margin performance attributed to the commercial operations.

We do not anticipate any significant overall change in the gross margin rate for 2004. The gross margin percentage achieved on royalties will be lower due to increased cost of sales arising on sales of Remicade®. Subsequent to the Boss patent settlement with Genentech, the cross royalties payable on Remicade®, charged to cost of sales, started to increase by one-twelfth per quarter as from the final quarter of 2003. However, we anticipate that this reduction will be offset by a margin improvement from the commercial operations due to the continuing focus on high margin promoted products and the full year impact of the Santa Ana closure.

Operating Expenses/Income

The table below sets out our operating expenses income for 2003 compared with 2002:

	December 31 2003	December 31 2002	% change
	£million
Corporate and general administrative expenses	(31.3)	(26.8)	17
Exceptional items	(18.9)	—	n/a
Goodwill amortization	(94.2)	(93.7)	1

Total corporate and general administrative expenses	(144.4)	(120.5)	20
Investment in R&D	(106.1)	(95.7)	11
Selling, marketing and distribution expenses	(67.4)	(71.5)	(6)

Total operating expenses	(317.9)	(287.7)	10

Other income	2.5	8.1	(69)

By division (excluding exceptional items and goodwill), which are separately discussed below:

	Celltech Pharmaceuticals		R&D
	December 31 2003	December 31 2002	December 31 2003	December 31 2002
	£million		£million
Gross profit	169.7	165.1	82.1	69.8
Corporate and general administrative expenses	(17.9)	(15.9)	(13.4)	(10.9)
Investment in R&D	(12.4)	(13.2)	(93.7)	(82.5)
Selling, marketing and distribution expenses	(67.4)	(71.5)	—	—
Other income	0.5	—	2.0	8.1

Operating result	72.5	64.5	(23.0)	(15.5)

Corporate and general administrative expenses

As indicated in the tables above, corporate and general and administrative expenses increased by 17% during 2003 compared with 2002 (excluding exceptional items and goodwill which are separately analyzed below). This was particularly due to the factors noted below:

•	Changes to the Board. During the year we appointed a new Chief Executive and this resulted in certain one-off payments to Dr. Ando and his predecessor Dr. Fellner, as detailed in “Item 6 – Directors, Senior Management and Employees – Compensation”. In total and including executive search fees, such costs contributed approximately £1.2 million of the year-on-year increase.

•	Increased insurance costs. The global insurance environment remained difficult during the year. This was particularly so with directors and officers liability insurance, reflecting the impact of several large corporate failures during the last few years. In total insurance costs charged to corporate and general administrative increased during 2003 by £1.0 million.

The remainder of the increase was due to general inflation factors and fees in respect of potential corporate transactions that were not pursued (£0.5 million).

We expect to be able to decrease general and administrative costs during 2004 due to a reduction in Board-related and transaction costs.

On a divisional basis the general and administrative costs of the commercial operations were primarily impacted by the insurance charge increases. Celltech R&D records central corporate expenses within its total and these increased to £9.2 million in 2003 from £7.3 million in the prior year, mainly as a result of the changes to the Board.

Exceptional Items

During 2003 we undertook a number of important strategic initiatives, some of which resulted in exceptional expenditure. A breakdown of the exceptional charges for the year is detailed below:

December 31 2003 £million
Operating exceptional charges
European sales force restructuring	9.0
Write-off CDP 571 stock	7.5
Development restructuring	1.5
Thiemann asset write-down	0.9

Total operating exceptional charge	18.9

Loss on termination of operations
Closure of Seattle research operations	5.6
Closure of Santa Ana manufacturing facility	4.5
OGS closure costs	4.5

Total loss on termination of operations	14.6

Provision against NeoGenesis investment	7.0

Total exceptional items before taxation	40.5

Exceptional tax items
Partial release of tax provision	(28.5)
Tax credit on exceptional items	(3.2)

Total exceptional tax items	(31.7)

Total exceptional items	8.8

Of the total exceptional charges before tax of £40.5 million, the total expected cash impact is £20.0 million, of which £8.7 million was spent during 2003. We do not anticipate any further exceptional charges in 2004 related to the activities detailed above.

The principal exceptional items are discussed in more detail below:

•	European sales force restructuring. A restructuring of the UK, French and German sales force was completed during 2003 and a restructuring of the Spanish operations was completed in the first quarter of 2004. The purpose of the restructurings was to change our operations from primary care to specialist focus. The result of the restructuring was a net loss of 153 representatives, leaving a total of 140 in the affected territories. The annualized cost saving associated with the restructuring is approximately £5.0 million. As detailed in the discussion of other expenditure above, we intend to re-invest these savings in promotional expenditures ahead of product launches and in further enhancing our commercial capabilities.

•	Write-off of CDP 571 stocks. As part of our strategic review following the appointment of Dr. Ando as CEO in April, 2003, we assessed the commercial opportunities for CDP 571, including on a named patient basis and concluded that there is no significant patient population in which it would be uniquely helpful. As a consequence we wrote off all of the remaining stocks of CDP 571 amounting to £7.5 million.

•	Closure of Seattle research operations. Following a review of our long-term R&D needs, we decided to close the Seattle novel target discovery facility, engaged in very early stage research, in the second half of 2003. Certain research activities previously carried out in Seattle will be transferred to our Slough and Rochester facilities, with the bulk of the annual savings of approximately £11.0 million to be re-invested in our early stage development pipeline and late stage research activities. The closure costs reflected redundancy costs, short-term lease commitments and the write-down of the remaining book value of the facility to £nil.

•	Closure of Santa Ana manufacturing facility. A key focus for the commercial operations is the streamlining of manufacturing operations, in particular through the increased utilization of the Rochester US facility. This led to the closure of a satellite manufacturing facility in Santa Ana, CA during 2003, giving rise to an exceptional charge of £4.5 million, reflecting redundancy costs and short-term lease commitments, in addition to writing down the book value of the facility. The annualized savings arising from the closure are approximately £2.6 million.

•	OGS closure cost. Following our acquisition of OGS in the first half of 2003 for £106.1 million, we undertook a substantial restructuring of this business, including closure of certain activities and facilities with associated redundancies. The total closure costs were £4.5 million. OGS’s continuing operations have been recorded as part of our operating results from April 14, 2003, the effective date of control.

•	Provision against NeoGenesis investment. In 2001, we acquired a minority interest in NeoGenesis for $10 million (£7.0 million). With the acquisition of OGS the group inherited a further £4.3 million stake. In light of the current environment for biotechnology IPO’s we have written down this total investment to £nil. This is due to the shareholder structure, which allows series A-D shareholders to recover their investment before series E investors. Both our initial holding and that inherited with OGS are part of the series E shares. We and other series E shareholders would only recover our investments if the sales proceeds for NeoGenesis exceeded $33.0 million, which in the current market we consider unlikely. Our initial holding has been charged as an exceptional item, whereas the OGS holding was written off as a fair value adjustment to the acquired assets of that company.

•	Partial release of tax provision. The release of £28.5 million reflects the resolution of most of the outstanding issues through to 2000 with tax authorities in various jurisdictions. A large proportion of these reserves were held by Medeva at the date of their acquisition by Celltech in January 2000. Whilst for UK GAAP presentation this entire release is taken as an exceptional credit, in the presentation of our US GAAP figures, to the extent the release related to liabilities inherited by Celltech on the acquisition of Medeva, the adjustment is recorded as an amendment to the goodwill figure that arose on acquisition. See Note 30 of Notes to Financial Statements for a discussion of the significant differences between UK GAAP and US GAAP.

Goodwill

The goodwill charge increased to £94.2 million from £93.7 million in 2002. As discussed within our critical accounts policy notes, under UK GAAP amortization is still charged on an annual basis.

The goodwill amortization charge reflects a full year of ownership of Medeva (£88.3 million), Thiemann (£4.7 million) and Cistron (£0.7 million) and an eight-month charge in respect of OGS (£0.5 million). Correspondingly we expect, subject to any further acquisitions or impairment of value, to see a small increase in the goodwill charge for 2004 to reflect a full year of OGS ownership.

Selling, marketing and distribution expenses

Selling, marketing and distribution expenses are recorded by the commercial operations. The table above indicates a decrease in such costs of some 6%. However as a large proportion of these costs are incurred in the US and Europe, a more meaningful reduction is 3% which is based on a constant exchange rate analysis. The remaining decrease was as a result of the sales force reductions, discussed within exceptional items above, particularly those in the UK and France, which were effected in the early part of the year. For 2004, we anticipate, subject to exchange rate fluctuations, maintaining these costs at their current levels with the full year effect of sales force reductions being offset by increased expenditure on planned 2004 product launches (Codeprex® & Equasym® XL) and in enhancing our commercial capability and activities ahead of the projected launch of CDP 870.

Investment in research and development

The bulk of research and development expenditure is recorded within the Celltech R&D division. The costs recorded in Celltech Pharmaceuticals tend to be in relation to line extensions and ongoing regulatory compliance.

Overall our investment in research and development increased to £106.1 million from £95.7 million (+11%). The total external costs incurred were £29.5 million (2002: £24.5 million). The remaining costs relate to internal costs of research and development. At the end of 2003 we closed our Seattle early stage research facility and this will result in annual savings of approximately £11.0 million. However, we expect to re-invest this saving in our early stage development pipeline and late stage research activities.

During 2003 the bulk of our external expenditure was in relation to CDP 870 in the rheumatoid arthritis indication (on which we had a cost sharing relationship with Pfizer) and CDP 870 in the Crohn’s indication. In total for 2004 we anticipate a 10-20% increase in expenditure on research and development primarily as a result of the progression of CDP 870 in the Crohn’s indication to final phase III studies. As noted above we anticipate that the savings from the Seattle closure will be largely absorbed by increased expenditure on our early stage development pipeline.

For a more detailed description of our research activities on a project-by-project basis see “Item 4—Information on the Company—Business Overview—Research Collaborations” and Note 10 of Notes to the Financial Statements of Celltech.

Other Income

Other income of £2.5 million was markedly lower than that achieved in 2002 of £8.1 million. During 2002 we received £6.4 million ($10 million from Pfizer on the initiation of Phase III studies in CDP 870 RA), whilst in 2003 no significant milestone payments were triggered on our collaborations.

Other income is dependent upon progress with new and existing collaborations and can fluctuate significantly year-on-year. However, other income will be substantially higher in 2004 compared with 2003 due to the out-licensing of CDP 870 to UCB, following Pfizer’s termination of its participation.

Net Income

The following table sets forth selected income statement data for the periods indicated:

	December 31 2003	December 31 2002	% change
	£ million
Group operating loss	(63.6)	(44.7)	42%
Losses on termination of operations*	(14.6)	—	n/a
Provision against fixed asset investment*	(7.0)	—	n/a
Net interest receivable	2.7	1.4	93%
Taxation – ordinary	(7.8)	(7.6)	3%
Taxation – exceptional*	31.7	—	n/a
Taxation – goodwill	4.7	5.1	(8)%

Loss on ordinary activities	(53.9)	(45.8)	18%

*	see discussion of exceptional items above

Net interest receivable

Over the course of the year we increased our cash and liquid resources from £105.1 million to £155.0 million. Furthermore, in connection with our acquisition of OGS, we moved significant funds from the US to the UK. With the acquisition we then inherited OGS’s cash and liquid resources of £126.6 million, which were primarily invested in sterling.

This combination of a higher average level of cash coupled with a move in our holding from US dollars to sterling, where interest rates are currently higher, led to the increase in our net interest income.

We expect a higher level of interest for 2004 reflecting our year-end cash and liquid resource position and our cash generative operations.

Taxation

The tax credit for 2003 was £28.6 million compared with a tax charge of £2.5 million in 2002. Within these figures for 2003 were deferred tax credits on acquired goodwill and other exceptional tax credits of £36.4 million (2002: £5.1 million) leaving an underlying tax charge of £7.8 million compared with £7.6 million in 2002.

Year ended December 31, 2002 compared to year ended December 31, 2001

The following compares our results in the year ended December 31, 2002 to those of the year ended December 31, 2001. Our analysis is divided as follows: sales and gross profit by segment; operating expenses; and net income.

Sales And Gross Profit By Segment

The table below sets out the turnover and gross profit by Celltech segment:

	December 31 2002	December 31 2001	% change
	£million
Turnover:
Celltech R&D – royalties	76.7	61.4	25
Celltech Pharmaceuticals – product sales	252.9	241.7	5

Total	329.6	303.1	9

Gross profit:
Celltech R&D – royalties	69.8	47.1	48
Celltech Pharmaceuticals – product sales	165.1	172.5	(4)

Total	234.9	219.6	7

Gross margin	71%	72%

Celltech R&D

The table below sets out royalty income by major stream earned in 2002 and 2001.

	December 31 2002	December 31 2001	% change
	£million
Antibody engineering	53.1	37.1	43
Pertactin	11.0	8.8	25
Asacol®	7.6	10.2	(25)
Mylotarg™	2.7	4.2	(36)
Other	2.3	1.1	109

Total royalties	76.7	61.4	25

Cost of goods sold - on royalties	(10.6)	(14.3)	(26)
- exchange gains	3.7	—	n/a

Gross profit	69.8	47.1	48

Gross profit % of total royalties	91%	77%

Our royalty income grew to £76.7 million from the £61.4 million achieved in 2001. The key component of this growth was our antibody engineering (formerly Boss patent) royalty stream, which grew to £53.1 million from the £37.1 million achieved for the year ended December 31, 2001. This was due to the continued growth of the underlying antibody products, particularly Remicade™. However, the settlement of the Boss dispute with Genentech will result in a gradual decline of our US antibody engineering royalty rates until the original scheduled expiration of the Boss patent in March 2006.

In 2002 we recorded exchange gains on forward contracts as a reduction in the cost of goods sold. As a UK company earning principally US dollars we enter into forward exchange contracts to swap US dollars into sterling. We aim to have the currency swaps take place at the same time as our main antibody engineering revenues are received. In 2002 as the US dollar deteriorated in value against sterling these contracts ensured that the group was able to swap its surplus US dollar at rates favorable to those prevailing on the date and correspondingly make additional profits. In 2003 we changed the presentation of such gains and have classified these as a component of royalty income. We consider that the revised 2003 presentation reflects more appropriately the nature of the hedging transaction. During 2001 neither material gain nor loss was made on such contracts.

Celltech Pharmaceuticals

The table below sets out the performance of our major products:

	December 31 2002	December 31 2001	% change
	£ million
Key promoted brands:
Tussionex® (US)	71.3	64.1	11
Metadate® CD (US)	18.0	8.6	109
Delsym® (US)	14.3	9.9	44
Dipentum® (US/Europe)	4.6	—	n/a
Perenterol® (Germany)	7.1	1.5	373
Coracten® (UK)	6.3	5.4	17

Total key promoted brands	121.6	89.5	36

Other major products:
Zaroxolyn® (US)	28.5	30.3	(6)
Generic Methylphenidate (US/Europe)	12.6	20.4	(38)
Ionamin® (US)	5.5	5.5	—
Semprex D® (US)	2.6	6.7	(61)
Pediapred® (US)	3.9	6.0	(35)
Other products (US/Europe)	78.2	83.3	(6)

Total other products	131.3	152.2	(14)

Total product sales	252.9	241.7	5
Cost of sales	(87.8)	(69.2)	27

Gross profit	165.1	172.5	(4)

Gross profit % of total sales	65%	71%

The above presentation has been prepared in accordance with that used in 2003, whereby major products have been classified as either key promoted brands or other major products.

The table indicates an increase in product sales of 5% or £11.2 million from 2001, which was due to the factors set out below:

•	The acquisition of Thiemann on October 1, 2001. The German operation contributed £25.1 million of turnover for the year ended December 31, 2002 compared to £6.6 million for the year ended December 31, 2001.

•	Launch of Dipentum®. Since its launch by the group in late summer, 2002, Dipentum® generated sales of £4.5 million to December 31, 2002.

•	Sales grown from Tussionex® and Delsym®. Tussionex® grew to £71.3 million from £64.1 million in 2001. This reflected prescription growth of 4% and price increases. Delsym®, the only over the counter extended anti-tussive, responded strongly to the launch of a new bottle size with sales increasing to £14.3 million from £9.9 million.

•	Our attention deficit/hyperactivity disorder franchise achieved modest growth. Our franchise consists of branded Metadate® CD and the generic methylphenidate range. Together the franchise achieved sales of £30.5 million compared with the £29.0 million achieved during 2001. During 2002, Metadate® CD continued to maintain a share of approximately 9% of the once daily methylphenidate market and achieved sales for the year of £18.0 million (2001: £8.6 million). During 2002 we announced positive results from a head-to-head study against the then and still market leader in the once daily methylphenidate segment. The study was designed to confirm that the pharmacokinetic profile of Metadate® CD translates into improved clinical control during the school day. The positive results from this study were in a peer review journal during 2003.

The sales growth noted above was partially offset by a number of products, which declined or were discontinued during 2002 as noted below:

•	Discontinued products and disposals. During 2002 we discontinued manufacturing some low margin third party packaging, discontinued or disposed of under-performing products and experienced a sales decline as a result of our disposal during 2001 of our Belgian fine chemical business and French OTC products. The total sales decline attributable to discontinued or disposed of lines was approximately £7.0 million.

•	Sales decline in Semprex®-D. During 2002, we stopped promoting Semprex®-D, partly in response to changes in the US prescription antihistamine market arising from the introduction of generic competitors by the market leader and its switch to OTC status. Consequently, we determined that Semprex®-D was no longer a key product and have stopped promoting it. Sales fell to £2.6 million from the £6.7 million achieved in 2001.

•	Sales decline in Zaroxolyn®. Zaroxolyn® sales fell by £1.8 million to £28.5 million during the year. The product maintained prescription levels but sales fell due to a reduction in wholesale inventory levels.

The remaining decrease is due to declines in our less promoted US and European products.

Gross Profit

The gross profit, under UK GAAP, remained steady for 2002 at 71% compared with 72% in 2001. The margin, whilst basically flat, was impacted by certain key factors, which are set out below:

Celltech R&D

•	The margin on our royalties increased from 77% to 91%, this was due to two key factors. Firstly during 2001 we booked legal costs in relation to our enforcement of the Pertactin patent to cost of sales. This matter was resolved during 2002 and the year-on-year reduction in the costs of goods sold was £3.0 million, contributing a margin improvement of approximately of 4%. The remainder of the improvement was due to lower cross royalties payable on Remicade®, subsequent to the Boss patent settlement with Genentech. However, the cross royalties will start to increase again on Remicade® from the final quarter of 2003, increasing each quarter until March 2006, the original expiration date of the Boss patent.

Celltech Pharmaceuticals

•	Increased insurance costs, predominantly included in cost of sales, increased by approximately £5.0 million from the equivalent period in 2001. Premiums in the insurance year to September 2002 increased by 57% to £6.1 million, and would have been considerably higher without our three-year agreement for certain layers of product liability insurance. As a response to the tighter insurance market, and in anticipation of significant further increases in liability premiums in 2003/4, Celltech formed a subsidiary captive insurance company to underwrite certain areas of risk. A charge of £2.9 million has been recorded in 2002 captive insurance company. The margin impact of insurance on the commercial operations is approximately 2%.

•	The impact of certain one-off benefits in 2001. During 2001 we were able to reduce our reserves for methylphenidate and additionally received a compensation receipt of £2.7 million in respect of a vaccine that a third party was unable to produce on our behalf. The margin impact on 2001 of these one-offs was approximately 6%.

The above two factors were partly offset by increased higher margin product sales such as Tussionex® and a reduction of lower margin activities such as contract manufacturing and non-promoted products.

Operating Expenses/Income

The table below sets out our operating expenses/income for 2002 compared with 2001:

	December 31 2002	December 31 2001	% change
	£ million
Corporate and general administrative expenses	(26.8)	(24.9)	8
Exceptional items	—	(7.8)	n/a
Goodwill amortization	(93.7)	(92.6)	1

Total corporate and general administrative expenses	(120.5)	(125.3)	(4)
Investment in R&D	(95.7)	(90.7)	6
Selling, marketing and distribution expenses	(71.5)	(78.6)	(9)

Total operating expenses	(287.7)	(294.6)	(2)

Other income	8.1	18.8	(57)

By division (excluding exceptional items and goodwill), which are separately discussed below:

	Celltech Pharmaceuticals		R&D
	December 31 2002	December 31 2001	December 31 2002	December 31 2001
	£million		£million
Gross profit	165.1	172.5	69.8	47.1
Corporate and general administrative expenses	(15.9)	(13.8)	(10.9)	(11.1)
Investment in R&D	(13.2)	(10.9)	(82.5)	(79.8)
Selling, marketing and distribution expenses	(71.5)	(78.6)	—	—
Other income	—	—	8.1	18.8

Operating result	64.5	69.2	(15.5)	(25.0)

Corporate and general administrative expenses

The corporate and general administration charge of £26.8 million includes a full year charge from Thiemann of £3.6 million compared with a three-month charge incurred in 2001 of £0.7 million

Exceptional items and goodwill

The restructuring costs during 2001 were predominantly undertaken in relation to the US business. There were no restructuring costs incurred during 2002.

The 2002 goodwill charge of £93.7 million reflects a full year ownership of Medeva, Thiemann and Cistron. The 2001 goodwill charge of £92.6 million reflected a full year ownership of Medeva, a full year’s ownership of Cistron and a three-month charge in respect of Thiemann.

Selling, marketing and distribution expenses

Selling, marketing and distribution expenses were £71.5 million in 2002 compared with £78.6 million in 2001.

The reduction in this expenditure is attributable to the reduction, announced in July 2002, of our US primary sales force from 350 to 170 representatives.

Investment in research and development

Investment in research and development was £95.7 million in 2002 compared with £90.7 million in 2001. This increase reflects the expansion of Celltech’s discovery capability and development pipeline. The 2002 figure for research and development is net of £3.7 million credited to expenditure on CDP 870 as a result of funding from Pharmacia (now Pfizer); the 2001 figure is net of £8.4 million of such funding.

Under US GAAP, to the extent any credit is taken for the funding from Pharmacia (now Pfizer), it is credited to ‘other income’ rather than to research and development costs.

For a more detailed description of our research activities on a project-by-project basis see “Item 4—Information on the Company—Business Overview—Research Collaborations”.

Other Income

Other income decreased to £8.1 million in 2002 from £18.8 million in 2001. Other income tends to fluctuate considerably year-to-year as a result of the nature of the collaborations with partners and the timing of milestones.

Celltech received milestone payments of £8.1 million during 2002, including a $10 million (£6.4 million) payment from Pharmacia (now Pfizer) upon initiation of Phase III studies for CDP 870. In 2001 Celltech received £18.8 million, including a £17.5 million initial CDP 870 collaboration payment from Pharmacia (now Pfizer).

For US GAAP the up-front payments received from Pharmacia (now Pfizer) together with milestone receipts were accounted for under the provisions of SAB 101 and had been deferred primarily due to the multiple element nature of our collaboration arrangement with Pharmacia (now Pfizer) and our research and development funding obligation referred to above.

Net Income

The following table sets forth selected income statement data for the periods indicated:

	December 31 2002	December 31 2001	% change
	£ million
Group operating loss	(44.7)	(56.2)	(20)
Net interest receivable	1.4	3.6	(61)
Taxation – ordinary	(7.6)	(8.1)	(6)
Taxation – goodwill	5.1	5.2	(2)

Loss on ordinary activities	(45.8)	(55.5)	(17)

Net interest receivable

Interest income in 2002 was £1.4 million compared with £3.6 million in 2001. The decrease was primarily attributable to lower interest rates on cash balances during the period, particularly in the US, in addition to a lower average cash balance.

We held £31 million in convertible loan stock issued by PowderJect to us as part of the consideration for the disposal of our vaccines business. Interest accrued on the notes at 7% per annum. However, the income received on this was offset by the interest we paid on our $50 million private placement loan, which had an interest rate of 6.51%. In 2003 we repaid the $50 million private placement loan and PowderJect redeemed the convertible loan stock note on their acquisition by Chiron.

Taxation

The tax charge for 2002 was £2.5 million compared with a tax charge of £2.9 million in 2001. Within these figures were deferred tax credits on acquired goodwill of £5.1 million (2002: £5.2 million) leaving an underlying tax charge of £7.6 million compared with £8.1 million in 2001.

B. LIQUIDITY AND CAPITAL RESOURCES

Overall

The following table sets forth certain information about our net liquidity at each of the dates indicated:

	December 31 2003	December 31 2002	December 31 2001
	£ million
Cash and liquid resources	155.0	105.1	90.4
Net funds	154.0	72.2	53.1
Undrawn borrowing facilities	75.0	76.0	91.0

Cash and liquid resources comprise our portfolio of cash, short-term bank deposits and fully negotiable, highly liquid investments with original maturities at the date of purchase of up to 12 months. The cash and liquid resources are managed externally by three liquidity fund managers in accordance with strict investment guidelines.

Net funds comprise our cash and liquid resources less outstanding loan balances and finance lease obligations. As at December 31, 2003, we had no outstanding loan balances but did have finance lease obligations of £1.0 million.

Our undrawn borrowing facilities consist of two available amounts:.

•	Firstly we have a three-year unsecured syndicated multi-currency credit facility, due to expire in December 2005. The interest on any borrowing we may make varies from 0.75% to 0.90% above the London Interbank Offer Rate, or LIBOR, depending on the amount outstanding under the facility. The financial covenants governing this £65.0 million facility are (1) the ratio of EBITDA to net interest payable is not at the end of each ratio period, less than 6 to 1; (2) the ratio of net debt to EBITDA is not at the end of each ratio period more than 3 to 1; and (3) shareholders’ funds are not at any time less than £350.0 million. We currently have no reason to believe that we could not meet these covenants should we wish to utilize the facility.

•	Secondly, RBS provides us with an unsecured overdraft facility of £35.0 million gross, and £10.0 million net.

For the years ended December 31, 2003, 2002 and 2001 there were no adverse effects arising from financial guarantees, violations of debt covenants, adverse charges in performance of credit indicators, charges in access to financing or operationally essential transactions, nor charges in factors related to financing, guarantees or commitments to third parties.

We believe our working capital is sufficient for our current requirements.

Cash flow activity

The following table sets forth the key components of the movements in cash and liquid resources in each of the periods indicated:

	December 31 2003	December 31 2002	December 31 2001
	£ million
Cash and liquid resources at the start of the period	105.1	90.4	76.6
Net cash inflow from operating activities	53.9	49.4	38.7
Returns on investment and servicing of finance	4.8	0.2	2.5
Taxation	(2.8)	(3.6)	8.7
Capital expenditure and financial investment	3.4	(26.1)	(22.3)
Acquisitions and disposals of businesses	24.6 (1)	—	(13.5)
Financing	(28.9)	0.9	(1.7)
Exchange on cash and liquid resources	(5.1)	(6.1)	1.4

Cash and liquid resources at the end of the period	155.0	105.1	90.4

£million
(1) Acquisition and disposals per statutory cash flow heading	(74.9)
Liquid resources inherited with the acquisition	99.5

24.6

A discussion of the key movements is set out below:

Net cash inflow from operating activities

The net cash generated from operating activities of £53.9 million (2002: £49.4 million, 2001: £38.7 million) indicates our ability to operate without reliance on additional borrowing or usage of existing cash and indicates our ability to fund increases in future research and development expenditure.

The group generated operating losses of £63.6 million in the year (2002: £44.7 million, 2001: £56.2 million). However, these losses include non-cash amortization charges of £97.4 million (2002: £94.7 million, 2001: £92.6 million) and depreciation of £13.9 million (2002; £13.3 million, 2001: £12.6 million). The ability to generate cash from our underlying operations (excluding amortization and depreciation) is dependent on the trading performance of the group, discussed in “Item 5 – Operating and Financial Review and Prospects – Operating Results”.

The net cash inflow from operating activities is also dependent on our ability to control working capital and any outflows relating to exceptional items. These factors are discussed below:

Working capital movements

The group’s working capital excluding cash and liquid resources (stock, debtors and creditors) improved by £18.7 million during the year (2002: £8.7 million outflow, £11.2 million outflow). The significant inflow in the current year was as a result of an increase of £28.9 million in trade creditors and accruals due to:

•	An increase in the reserves for Zaroxolyn® at the end of the year as the product faced generic competition.

•	Increased accruals for CDP 870 in the Crohn’s indication as clinical activity was stepped up toward the end of the year.

•	Increases in the amounts owed to Pfizer on CDP 870 in the rheumatoid arthritis indication. After Pfizer indicated that they no longer wished to participate in the project, all outstanding balances due to Pfizer in relation to the project were deferred.

The favorable cash flow movement in creditors was partly offset by increases in debtors and stocks. In particular, debtors increased due to increased prepayments on insurance (in line with premium increases) and a prepayment made to Lonza as part of our new manufacturing arrangements with them.

In 2002 working capital increased by £8.7 million due primarily to a decrease in trade creditor balances. In 2001 working capital increased by £11.2 million, due primarily to a large increase in trade debtors caused by sales in advance of announced price increases, which became effective from January 2002.

Settlement of fair value provisions

On the acquisition of OGS we inherited significant onerous liabilities, in particular in relation to long-term lease obligations. During 2003 we settled £22.5 million of these liabilities. Further obligations of £11.7 million remain, which will result in additional outflows during 2004.

Outflow relating to exceptional items

The outflow relating to exceptional items in 2003 was £8.9 million (2002: £5.2 million, 2001: £6.9 million). Of the total exceptional charge of £40.5 million before taxation incurred during 2003, £20.0 million will result in a cash outflow for the group, of which £8.1 million took place during 2003. The total outflow of £8.9 million included £0.2 million of prior year items. In total we have a further £11.8 million of cash expenditure on exceptional items to come and the significant proportion of this will take place in 2004.

Returns on investment and servicing of finance

During the year we had an inflow from our returns on investment and servicing of finance (net interest) of £4.8 million (2002: £0.2 million, 2001: £2.5 million).

We earned net interest of £2.7 million during 2003. However, our inflow was considerably in excess of this as we received accrued interest on our PowderJect loan notes. The loan notes during 2003 were redeemed during the year. We had been accruing interest on these notes at 7% per annum but were actually only being paid 4% per annum until maturity. Correspondingly, in 2002 and 2001 the interest being earned was in excess of the cash inflow.

At the end of 2003 we also settled an outstanding senior debt loan of $50 million, which accrued interest at the rate of 6.51% per annum.

The impact on our future interest income of the settlement of the PowderJect loan notes and the repayment by us of the senior debt is broadly neutral.

Taxation

The net taxation paid during 2003 was £2.8 million (2002: £3.6 million, 2001: £8.7 million inflow). During 2003 we received tax credits of £5.1 million, in particular due to a large refund in respect of research and development expenditure credits available to OGS. In 2001 we received refunds of £13.6 million, more than offsetting the actual taxation we paid in that year.

Capital expenditure and financial investment

The table below sets out the capital expenditure and financial investment undertaken by the group:

	December 31 2003	December 31 2002	December 31 2001
	£ million
Payments to acquire tangible fixed assets	(15.0)	(11.8)	(16.1)
Payments to acquire intangible fixed assets	(13.2)	(16.1)	(11.8)
Payments to acquire fixed asset investments	—	—	(7.0)
Proceeds from disposal of equity investments	—	1.1	11.5
Proceeds from repayment of PowderJect loan note	31.0	—	—
Proceeds from sale of fixed assets	0.6	0.7	1.1

Capital expenditure and financial investment	3.4	(26.1)	(22.3)

Payments to acquire tangible fixed assets

In total our capital expenditure during 2003 was £16.2 million of which £1.2 million was accrued at the end of the year giving a cash outflow of £15.0 million. The expenditure primarily reflected projects to extend laboratory facilities in Slough, to accommodate growth in the research activities of this site, and to upgrade the manufacturing facilities at our Ashton-under-Lyne contract manufacturing facility.

Payments to acquire intangible fixed assets

The outflows in 2003 and 2002 relate primarily to our acquisition of Dipentum®. As of December 31, 2003 we still have deferred consideration payable on this product of £5.3 million in 2004 and £2.8 million in 2005.

The outflow in 2001 related to our acquisition of SLAM technology from Abgenix for £11.8 million.

Payments to acquire fixed asset investments

The payment in 2001 of £7.0 million relates to the investment we made in NeoGenesis. This investment has been written down to £nil in the current year as noted in our discussion of exceptional items in “Item 5 – Operating and Financial Review and Prospects – Operating Results”.

Proceeds from the disposal of equity investments

During 2002 and 2001 we completed the process of disposing of a number of investments we inherited as part of the Medeva acquisition. With the acquisition of OGS in 2003 we have inherited a further equity investment in BioInvent, a company listed on the Danish stock market. The market value of this investment as of December 31, 2003 was £1.1 million.

Proceeds from repayment of PowderJect loan note

During the year we received an early repayment of £31.0 million of convertible loan notes due from PowderJect Pharmaceuticals plc, following its acquisition by Chiron during 2003.

Acquisitions and disposals of businesses

During the year we acquired OGS for £106.1 million. However, at the date of its acquisition OGS held net cash and liquid resources of £126.6 million. Furthermore, we terminated a joint venture arrangement held by OGS along with Marconi called Confirmant Limited and received a further amount of £6.4 million, which represented our share of the remaining cash in that business. Thus in aggregate we disclose a significant cash inflow of £24.6 million for 2003 in respect to acquisitions and disposals of businesses. If we were to combine all the various inflows and outflows relating to the acquisition of OGS included within the different statutory cash flow headings (in particular the settlement of fair value provisions of £22.5 million), but excluding costs in relation to continuing activities of the business, the inflow for the year would be at £0.3 million.

The net inflow in respect of 2001 is in respect of our acquisition of Thiemann for £26.2 million net. The outflow was partly offset by receipts, which arose from businesses we were holding for immediate disposal, subsequent to our acquisition of Medeva (£11.2 million net of funding) and from the proceeds of European asset sales (Belgian fine chemical business and French OTC products) of £3.0 million.

Financing

In 2003 we repaid our senior loan debt of $50 million (£28.5 million).

In 2001 we repaid a loan of £5.4 million inherited with Thiemann. This was largely offset by proceeds from the exercise of share options of £5.0 million.

In each of the three years under review we have reduced our finance (capital) lease balances. During 2003 the repayment was £0.7 million (2002: £1.1 million, 2001: £1.7 million).

Exchange on cash and liquid resources

Exchange differences arise primarily on our holding of US dollars and on the significant flows of US dollars to and from the group. In both 2003 and 2002 there was a significant weakening of the US dollar against sterling and consequently negative exchange differences arose on translation. During 2001 the US dollar had strengthened against sterling and consequently an exchange gain was reported.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We spent £106.1 million on research and development projects in the year ended December 31, 2003 as compared with £95.7 million for the year ended December 31, 2002 and £90.7 million for the year ended December 31, 2001. See “Item 4 – Information on the Company – Business Overview – Research and Discovery” for a discussion of our research and development projects and see “Item 5 – Operating And Financial Review And Prospects – Critical Accounting Policies” for an explanation of our research and development accounting.

For a discussion of our patents and licenses, see “Item 4 – Information on the Company – Business Overview – Intellectual Property”.

D. TREND INFORMATION

We have indicated the key trends affecting the group’s results in “Item 5 – Operating and Financial Review and Prospects – Factors Affecting Future Results”.

E. OFF-BALANCE SHEET ARRANGEMENTS

Overall

There are no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the company’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

The group’s subsidiaries are listed in “Item 4 – Information on the Company – Organizational Structure”. All subsidiaries are 100% owned as at December 31, 2003 and are therefore fully consolidated into the group’s results. The group has no shareholdings in quasi-subsidiaries or special purpose entities. In section F we set out a tabular disclosure of contractual obligations the only material of balance sheet item not captured within this table is the deficit in the funding of our defined benefit pension schemes, a discussion of which is set out below:

Pensions

An issue faced by many companies is the funding of employee defined benefit pension schemes in the light of the recent performance of global equity markets. We operate a mixture of defined benefit and money purchase pension schemes, with all new employees entering the latter schemes. The funding of Celltech’s defined benefit schemes on a UK GAAP SSAP24 basis, reflecting how these schemes are actually managed, remains satisfactory, with a deficit of £6.2 million. The deficit largely arises in the UK scheme and is being reduced by an increased contribution rate by the group following advice from the scheme actuary. Under the UK GAAP FRS17 valuation basis, which is considered less appropriate to us in the light of the low average age of the scheme members, these schemes show a deficit as at December 31, 2002 of £25.5 million, amounting to 39% of scheme assets.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

	Payments due by period
	£ million
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual obligations
Capital (Finance) Lease Obligations*	1.0	0.6	0.4	—	—
Operating Lease Obligations (i)	82.3	6.8	11.3	9.6	54.6
Purchase obligations – manufacturing(ii)	56.7	8.6	16.6	16.7	14.8
Research and development commitments(iii)	0.8	0.8	—	—	—
Purchase obligations – capital expenditure(iv)	7.8	7.8	—	—	—
Other Long-Term Liabilities*(v)	5.3	—	2.8	—	2.5

Total	153.9	24.6	31.1	26.3	71.9

*	Already reflected in the group’s financial statements.
(i)	These obligations primarily relate to the long-term leases on the group’s premises in the UK and Europe.
(ii)	The group has entered into significant manufacturing capacity arrangements as discussed below:

Sandoz (formerly Biochemie GmbH)

We have contracted Sandoz, a subsidiary of Novartis, as a long-term source for the manufacture of microbially produced antibody products (including CDP 870). We have reserved manufacturing capacity beginning on January 1, 2004 and ending December 31, 2010.

We have potential take-or-pay obligations, which are subject to mitigation under this agreement of approximately £41.0 million.

Lonza

We have contracted Lonza as a long-term manufacturing source and have reserved manufacturing capacity until December 31, 2010. Under the contract there are varying sums payable each year under take-or-pay obligations. The total obligations over the period of the contract, which are subject to mitigation, amount to £14.0 million.

BioReliance

We have a contract with BioReliance enabling us to reserve manufacturing capacity. The current minimum commitment is £2.2 million based on forecast requirements, which have been submitted to BioReliance.

(iii)	For details of our research and development collaborations, see Item 4.B. “Information on the Company—Business Overview—Research Collaborations” and Note 10 of Notes to the Financial Statements.
(iv)	The committed capital expenditure primarily relates to the development of laboratories at Slough and the site upgrade-taking place at Ashton-under-Lyne.
(v)	The amount payable shown in the 1-3 year category relates to deferred consideration payable on our Dipentum® acquisition in 2005. The amount shown in the more than 5 years category relates to a provision against an un-funded pension scheme in the US.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Executive Officers and Directors

The following table sets forth the persons who are currently and were as of December 31, 2003 the executive and non-executive members of our board of directors.

Name	Position
Non-Executive Chairman:
Dr. Peter J. Fellner	Chairman
Executive Directors:
Dr. Göran A. Ando	Group Chief Executive
Peter V. Allen	Deputy Chief Executive and Finance Director
Dr. Melanie G. Lee	Research and Development Director
Ingelise Saunders	Global Commercial Director
Non-executive Directors:
Sir Tom Blundell
Mr. Peter H.E. Cadbury
Professor Chris R.W. Edwards
Mick G. Newmarch
Dr. Peter R. Read
Mr. Philip G. Rogerson

Dr. Peter J. Fellner, age 60, is Celltech’s Chairman, a member of the Nomination Committee, and has been a member of our board of directors since September 1990. He was appointed Chairman of the Board in April 2003, after serving as Chief Executive since 1990. He joined Celltech in 1990 from Roche UK, where he was Chief Executive. Prior to joining Celltech, Dr. Fellner was Director of the Roche UK Research Centre and before that the Director of Research at Searle UK Research Laboratories. Dr. Fellner is also Non-Executive Chairman of Vernalis plc, Astex Technologies Ltd and Ionix Pharmaceuticals Ltd. In addition he is a director of ISIS Innovation Ltd and a member of the Medical Research Council.

Dr. Göran Ando, age 55, was appointed Group Chief Executive on April 16, 2003. Dr. Ando joined Celltech in April 2003 from Pharmacia Corporation where he was Executive Vice President and President of R&D until its acquisition by Pfizer, completed in April 2003. At Pharmacia he had executive responsibilities for business development, including mergers and acquisitions, and for manufacturing. Dr. Ando’s previous appointments included a period as R&D Director for Glaxo Group Research.

Peter V. Allen, age 48, is the Chief Financial Officer and Deputy Chief Executive Officer of Celltech and has been a member of our board of directors since February 1992. A chartered accountant, Mr. Allen joined Celltech in 1992 as Finance Director from Associated British Ports Holdings plc, where he served as the Group Financial Controller. Prior to that Mr. Allen was the group Controller at L’Oreal (UK). He was appointed Deputy Chief Executive in April 2003.

Dr. Melanie G. Lee, age 45, is Celltech’s Research and Development Director and has been a member of our board of directors since September 1998. She joined Celltech in September 1998 as Director of Research from Glaxo Wellcome (now GSK). She worked at Glaxo for ten years and was most recently Head of the Receptor Systems Unit at the Stevenage Medicines Research Centre. Dr. Lee is also Chairperson for Cancer Research Technology Ltd, the technology transfer subsidiary of Cancer Research UK. In 2003, she was elected a Fellow of the Academy of Medical Sciences.

Ingelise Saunders, age 54, is Global Commercial Director with responsibility for the pharmaceutical business. She joined Celltech in September 2001. In 1992 Ms. Saunders became Vice President, International Operations at the head office of Novo Nordisk, she moved throughout Novo Nordisk working in Business Development, Health Care Strategy and became President of the Pharmaceuticals Division. Her last position was as Managing Director, Ireland/UK and Vice President Novo Nordisk Europe. Ms. Saunders was appointed an Executive Director to our Board on 22 October 2003.

Sir Tom Blundell, FRS, KB, age 61, is Chairman of Celltech’s Science and Technology Committee and a member of the Nomination Committee. He joined the Board of Celltech in 1997. He is a William Dunn Professor, Head of the Department of Biochemistry and Chair of School of Biological Sciences at the University of Cambridge, co-founder and member of the Board of Astex Technology Ltd, a director of Babraham Institute, Cambridge and Chairman of the Royal Commission on Environmental Pollution.

Peter H.E. Cadbury, age 60, was appointed on April 10, 2003 as a Non-Executive Director to the Board. He serves on our Remuneration Committee and is Chairman of the Nomination Committee. He has his own corporate advisory firm and is Non-Executive Chairman of DTZ Corporate Finance Ltd. Previously, he was Deputy Chairman of Morgan Grenfell (now the investment bank of Deutsche Bank) and Chairman of Close Brothers Corporate Finance.

Prof. Chris R.W. Edwards, FRCP, FRCPEd, MD, FRSE, FMedSci, Hon DSc, age 62, has been a member of our board of directors since January 1997, and is a member of the Audit and Nomination Committee. He is also the Vice Chancellor of the University of Newcastle and was formerly the Principal of Imperial College School of Medicine, London. He is a Governor of the Wellcome Trust, a member of the board of One North East, the Regional Development Agency, and a co-founder and Board Member of Argenta Discovery Ltd.

Mick G. Newmarch, age 65, is Chairman of our Audit Committee and has been a member of Celltech’s board of directors since June 1996. He was formerly Chief Executive of Prudential Corporation plc and is a former director of the Association of British Insurers.

Dr. Peter R. Read, CBE, FRCP, FFPM, age 65, joined Celltech’s board of directors from Medeva in 2000. He is a former Chairman of the Hoechst Group of Companies in the UK and a past president of the Association of the British Pharmaceutical Industry. Current appointments include non-executive director of Vernalis Group plc, SSL International Group plc and board member of the South East of England Development Agency. He is Chairman of the Remuneration Committee and a member of the Audit Committee.

Philip G Rogerson, age 59, joined the Board on March 12, 2003 as a Non-Executive Director, and was subsequently appointed as Senior Independent Director. Mr. Rogerson serves on the Audit and Remuneration Committees. He is Chairman of Aggreko plc and Viridian Group plc and Chairman or Non-Executive Director of a number of other companies.

The following persons are also members of our senior management.

John A.D. Slater, age 51, is Company Secretary and Director of Legal Services. He joined Celltech in 1989. He is a solicitor and held positions in a number of high technology companies in the UK before joining Celltech.

Peter Nicholls, age 54, is group Director of human resources. He joined Celltech in 1987. Previously, Mr. Nicholls has held a number of senior human resources positions in various UK companies, including Marley plc and AGB plc. Mr. Nicholls is a member of our Executive Committee.

B. COMPENSATION

Compensation of Directors

The main components of remuneration for our executive directors and members of our administrative, supervisory or management bodies are as follows:

•	Base Salary. Base salaries are reviewed annually taking into account recommendations on individual performance and salary levels in comparable companies. In formulating its decision the Committee takes into account appropriate benchmarks.

In reviewing salary levels for 2003 the Committee used the 2002 base salaries as the main reference point for its review and referred to a comprehensive Deloitte & Touche review of Executive Director Remuneration in FTSE 350 companies dated October 2002. The Committee continued the policy, based upon the framework established in 2001, of setting Executive Directors’ salaries in broad alignment with the mid-points of a comparator group drawn from the lower 30 constituents of the FTSE 100 and the upper 50 constituents of the FTSE mid-250 index adjusted to reflect company size and complexity. This group, whilst not providing sector-specific benchmarks, is based on comparator companies which are more comparable to Celltech in terms of company size and are therefore, potentially, more relevant benchmarks.

•	Annual Performance Incentive. We operate a discretionary bonus scheme whereby individual performance objectives for executive directors and senior managers are established at the beginning of the financial year. Performance related payments may be paid annually, dependent upon achievement measured against objectives, and are limited to a maximum of 40% of base salary (50% in the case of the Chief Executive). In addition, we operate a Deferred Bonus Plan. Under the plan, awards may be made to selected directors and senior executives in Celltech shares worth no more than 100% of the participant’s annual bonus. Shares subject to awards are held in the Celltech Group plc Employee Share Trust and are eligible for release over a period of two years from the date of grant of an award.

•	Longer Term Performance Incentives. Directors and employees may also be rewarded for improvement in the company’s performance by the grant of share options on a discretionary basis. The allocations of discretionary share options take into account the future potential contribution of individuals. The aggregate exercise price of options over which discretionary options were granted to an individual, pursuant to the Celltech Chiroscience Executive Share Option Scheme 1999, in each year would not normally exceed 1.5 times the earnings of that individual. Options were issued subject to a performance requirement determined by our Remuneration Committee. Discretionary options granted under the Celltech Chiroscience Executive Share Option Scheme 1999 only become exercisable if our share price has out performed the FTSE Mid-250 Index by a margin over at least a three-year period. In May 2001, we approved the Celltech Group plc 2001 Discretionary Share Option Scheme, to replace the Celltech Chiroscience Executive Share Option Scheme 1999. Any options granted since May 2001 have been granted under the Celltech Group plc 2001 Discretionary Share Option Scheme (“2001 Scheme”). Options granted under the 2001 Scheme are subject to a performance requirement determined by the Remuneration Committee. Upon grant, such options will only become exercisable if our share price has exceeded the median growth in share price of a comparable group over a period of three to five years from the date of grant of the options. The comparable group selected is a total of approximately 80 companies, comprising larger members of the FTSE Mid 250 index and smaller members of the FTSE 100 index. This comparable group is different from that used for to determine base salary and is reviewed at the time each grant of options is made.

•	Pensions and Other Benefits. Executive directors who were directors of Celltech prior to the merger with Chiroscience participate in our Executive Pension Plan, which is a contributory money purchase scheme funded with the objective to provide a pension of up to two-thirds of basic salary on retirement at 65. The scheme also provides for lump sums on death in service. However, as from September 1, 2001, Dr. Ando, Mr. Allen and Dr. Lee became members of the Executive Director tier of the Celltech Pension and Life Assurance Scheme. This Scheme is a funded, Inland Revenue approved, final salary occupational pension scheme providing a pension of up to two-thirds of final pensionable salary by normal retirement age (which is 60 at the Executive Director tier of the scheme). Dr. Fellner is a member of a contributory money purchase scheme funded with the objective to provide a pension of up to two-thirds of final pensionable salary by a normal retirement age of 60. In recognition of the significant and valuable services Dr Fellner provided to the Company in his 12 years as Chief Executive, the Remuneration Committee unanimously agreed to fulfill the Company’s obligation to provide a pension to Dr Fellner at age 60. Accordingly, a full year’s contribution was made in 2003 to Dr Fellner to his normal retirement age of 60 at December 31, 2003. The amount of the Company’s contribution is disclosed on the remuneration table on page 79.

For a detailed description of our various share option plans see note      of Notes to the Financial Statements of Celltech. Executive and non-executive directors’ options to subscribe for Celltech ordinary shares are set forth below. See “Item 6—Directors, Senior Management and Employees—Share Ownership—Options to Subscribe for Celltech Ordinary Shares”. Executive and non-executive directors’ ownership of Celltech ordinary shares is also set forth below. See “Item 6—Directors, Senior Management and Employees—Share Ownership—Directors’ Interests in Shares of the Company”.

Except where otherwise indicated, the following table sets forth the compensation paid to or accrued by or on behalf of all of our executive and non-executive directors for the 12 months ended December 31, 2003.

	Salary/Fees 12 months 2003	Bonus 12 months 2003	Benefits 12 months 2003	Pension contributions 12 months 2003	Other 12 months 2003	Total 12 months 2003
	(£ thousands)
Executive Directors
Dr. P J Fellner(1)(3)	133.2	115.5	6.5	520.0	—	775.2
Dr. G A Ando(2)(4)	373.7	336.4	66.7	91.2	336.1	1204.1
P V Allen(3)(4)	358.5	243.8	13.0	78.0	—	693.3
Dr. M G Lee(3)(4)	310.0	209.0	20.7	63.4	—	603.1
I Saunders(3)(5)	52.3	39.4	2.2	21.1	—	115

Non-Executive Directors
Dr P J Fellner(1)	101.3	—	—	—	—	101.3
J B H Jackson(6)	35.0	—	—	—	—	35.0
Sir Tom Blundell(7)	44.3	—	—	—	—	44.3
Prof. C R W Edwards	32.8	—	—	—	—	32.8
M G Newmarch(8)	40.5	—	—	—	—	40.5
Dr P Read(9)	40.5	—	—	—	—	40.5
Dr M E Jaffe	32.3	—	—	—	—	32.3
P Cadbury(10)	28.9	—	—	—	—	28.9
P Rogerson(11)	35.8	—	—	—	—	35.8
H R Collum(12)	25.9	—	—	—	—	25.9
J W Baker(13)	17.1	—	—	—	—	17.1

Total	1,662.1	944.1	109.1	773.7	336.1	3,825.1

(1)	From January 1, 2003 until April 16, 2003 Dr. Fellner held the post of Chief Executive Officer and as such his remuneration for this period is shown under the “Executive Directors” heading. During March 2003 a cash payment of £508,995 was made to Dr. Fellner as a contribution to Dr. Fellner’s pension plan. This payment is included within the pension contributions. On April 16, 2003 Dr. Fellner retired as Chief Executive Officer and was appointed Non-Executive Chairman and from this date until December 31, 2003 his fees are shown under the “Non-Executive Directors” heading.
(2)	Dr. Ando was appointed Group Chief Executive Officer on April 16, 2003 and his salary and benefits are shown from this date. Dr. Ando received £51,688 costs towards his relocation from the US. This is included within his benefits. He also received a cash payment identified as “other” in relation to his relocation.
(3)	The bonus listed above relates to the year ended December 31, 2003. The bonus includes the deferred bonus, which (apart from in the case of Dr. Fellner) will be settled by shares issued from the Celltech Group plc Employee Share Trust over a period of two years. The deferred bonus amounts to 50% of the total bonus.
(4)	These directors are also members of the Celltech Pension and Life Assurance Scheme, the potential benefits arising from which are separately disclosed. The pension payments included above relate to additional payments made to directors to compensate for the earnings cap.
(5)	The payments relate to the period from October 22, 2003, when Ms. Saunders was appointed to the Board, to December 31, 2003.
(6)	The payments relate to the period from January 1, 2003 to April 16, 2003 when Mr. Jackson retired from the Board.
(7)	Includes £12,000 payment as Chairman of the Science and Technology Committee.
(8)	Includes £8,750 as Chairman of the Audit Committee.
(9)	Includes £5,000 payment as Chairman of the Trustees of the Celltech Pension and Life Assurance Scheme and £3,750 payment as Chairman of the Remuneration Committee for the period 1 July 2003 to 31 December 31, 2003.

(10)	The payments relate to the period from April 10, 2003, when Mr. Cadbury was appointed to the Board, to December 31, 2003, includes £3,623 payment as Chairman of Nomination Committee.
(11)	The payments relate to the period from March 12, 2003, when Mr. Rogerson was appointed to the Board, to December 31, 2003.
(12)	The payments relate to the period from January 1, 2003 to July 10, 2003 when Mr. Collum retired from the Board.
(13)	The payments relate to the period from January 1, 2003 to May 22, 2003 when Mr. Baker retired from the Board.

The potential benefits arising from the Celltech Pension and Life Assurance Scheme were as follows:

	Dr M G Lee	P V Allen	G Ando
Age	45	48	55
Service	5 years	11 years	259 days

Accrued pension as at January 1, 2003	£13,776	£35,283	—
Inflation	£234	£600	—
Increase in annual pension accruing in 2003	£3,322	£3,356	£2,342

Accrued annual pension as at December 31, 2003	£17,332	£39,239	£2,342

Transfer value of accrued pension at the start of the year based on market conditions at December 31, 2002	£114,220	£321,378	—
Employee contribution	£5,913	£5,913	£4,188
Increase in cash equivalent transfer value of pension arising in 2003 less member contributions paid in 2003	£29,720	£46,059	£27,289

Transfer value of accrued pension at the end of the year based on market conditions as at December 31, 2003	£149,853	£373,350	£31,477

The increase in the transfer value of pensions arising in 2003, less member contributions paid in 2003, was £23,076 for Dr. Lee, £26,765 for Mr. Allen and £27,289 for Dr. Ando.

Name of Director	Age	Service	Increase in annual pension accruing in 2003	Accrued annual pension at December 31, 2003	Increase in transfer value of pension arising in 2003
P V Allen	48	11 years	£3,356	£39,239	£26,765
Dr M G Lee	45	5 years	£3,322	£17,332	£23,076
Dr. G A Ando	55	259 days	£2,342	£2,342	£27,289

Details of the emoluments of each Director, including compensation for loss of office and pension entitlements are set out below.

	Salary/fees year ended December 31, 2002	Bonus year ended December 31, 2002	Benefits in kind year ended December 31, 2002	Compensation for loss of office December 31, 2002	Pension year ended December 31, 2002	Total year ended December 31, 2002
	(in £ thousands)
Executive Directors
Dr P J Fellner (highest paid Director)(1)	450.0	389.3	21.1	—	418.7	1,279.1
P V Allen(1)(2)	300.0	210.0	16.6	—	60.9	587.5
Dr M G Lee(1)(2)	285.0	194.0	19.0	—	56.5	554.5
S C Cartmell(1) (3)	66.3	—	2.7	371.3	12.7	453.0

Non Executive Directors
J B H Jackson	120.0	—	—	—	—	120.0
Sir Tom Blundell(4)	37.0	—	—	—	—	37.0
Prof. C R W Edwards	25.0	—	—	—	—	25.0
M G Newmarch(5)	30.0	—	—	—	—	30.0
H R Collum	40.0	—	—	—	—	40.0
Dr M E Jaffe	25.0	—	—	—	—	25.0
Dr P Read(6)	30.0	—	—	—	—	30.0
J W Baker	40.0	—	—	—	—	40.0

Total	1,448.3	793.3	59.4	371.3	548.8	3,221.1

The company’s policy is not to pay an expense allowance or cash benefits to Directors and therefore these columns are not included in the table above.

(1)	The bonus listed above relates to the year ended December 31, 2002. This bonus includes a deferred bonus which will be settled by shares issued from the Celltech Group plc Employee Share Trust over a period of two years. The deferred bonus amounts to 50% of the total.
(2)	The Directors are also members of the Celltech Pension and Life Assurance Scheme, the potential benefits arising from which are separately disclosed. The pension payments included above relate to additional payments made to the Directors to compensate for the earnings cap.
(3)	The payments relate to the period January 1, 2002 to June 28, 2002. Mr. Cartmell resigned from the Board on June 28, 2002. No other payments were made or received by Mr. Cartmell in connection with the termination of his employment.
(4)	Includes £12,000 annual payment as Chairman of the Science Council.
(5)	Includes £5,000 annual payment as Chairman of the Audit Committee.
(6)	Includes £5,000 annual payment as Chairman of the Celltech Pension and Life Assurance Scheme.

The potential benefits arising from CP&LAS for the Executive Directors in 2002 were as follows:

	Dr M G Lee	P V Allen
Age	44	47
Service	4 years	11 years

Accrued pension as at January 1, 2002	£10,342	£31,452
Inflation	£175	£534
Increase in annual pension accruing in 2002	£3,259	£3,297

Accrued annual pension as at December 31, 2002	£13,776	£35,283

Transfer value of accrued pension at the start of the year based on market conditions at January 1, 2002	£88,781	£294,874
Employee contribution	£5,796	£5,796
Increase in cash equivalent transfer value of pension arising in 2002 less member contributions paid in 2002	£19,643	£20,708

Transfer value of accrued pension at the end of the year based on market conditions as at December 31, 2002	£114,220	£321,378

The increase in the transfer value of pensions arising in 2002, less member contributions paid in 2002, was £21,309 for Dr M G Lee and £24,660 for P V Allen.

	Salary/fees year ended December 31, 2001	Bonus year ended December 31, 2001	Benefits in kind year ended December 31, 2001	Compensation for loss of office December 31, 2001	Pension year ended December 31, 2001	Total year ended December 31, 2001
	(in £ thousands)
Executive Directors
Dr P J Fellner (highest paid Director)(1)	420.0	370.0	20.9	—	301.4	1,112.3
P V Allen(1) (2)	280.0	206.1	15.6	—	46.1	547.8
Dr M G Lee(1) (2)	230.0	152.7	14.8	—	31.6	429.1
S C Cartmell(1) (2)	265.0	123.0	12.8	—	57.0	457.8
Dr U M Ney(1) (2)	216.0	86.4	12.4	—	—	314.8
J Ferguson(3)	109.0	—	8.8	344.1	20.8	482.7

Non Executive Directors
J B H Jackson	120.0	—	—	—	—	120.0
H R Collum	40.0	—	—	—	—	40.0
J W Baker	40.0	—	—	—	—	40.0
Sir Tom Blundell(4)	37.0	—	—	—	—	37.0
Prof. C R W Edwards	25.0	—	—	—	—	25.0
M G Newmarch(5)	30.0	—	—	—	—	30.0
Dr M E Jaffe	25.0	—	—	—	—	25.0
Dr P Read(6)	30.0	—	—	—	—	30.0

Total	1,867.0	938.2	85.3	344.1	456.9	3,691.5

(1)	The bonus listed above relates to the 12 months ended December 31, 2001. This bonus includes a deferred bonus which will be settled by shares issued from the Celltech Group plc Employee Share Trust over a period of two years. The deferred bonus amounts to 50% of the total.
(2)	Certain Directors are also members of the Celltech Pension and Life Assurance Scheme, the potential benefits arising from which are separately disclosed. The pension payments included above relate to additional payments made to the Directors to compensate for the earnings cap. Dr Ney was not subject to the cap. Mr. Cartmell’s pension payments are in respect of the period from September 11, 2000.

(3)	The payments relate to the period January 1, 2001 to July 31, 2001 when Mr. Ferguson resigned. Mr. Ferguson also received a bonus of £53,100 in February 2001 in relation to the year ended December 31, 2000. Mr. Ferguson was also a member of the Medeva Senior Executive Pension Plan (“MSEPP”), the potential benefits arising from which are separately disclosed.
(4)	Includes £12,000 annual payments as Chairman of the Science Council.
(5)	Includes £5,000 annual payments as Chairman of the Audit Committee.
(6)	Includes £5,000 annual payment as Chairman of Medeva Pension Trustees.

Name of Director	Age	Service	Increase in annual pension accruing in 2001	Accrued annual pension at December 31, 2001	Increase in transfer value of pension arising in 2001
P V Allen	46	10 years	£3,349	£31,452	£26,118
S C Cartmell	42	1 year	£3,185	£3,982	£20,106
Dr M G Lee	43	3 years	£3,223	£10,342	£22,478
Dr U M Ney	50	13 years	£17,207	£79,146	£193,093
J Ferguson	46	8 years	£2,695	£24,115	£22,984

The following table sets forth information regarding stock options to subscribe for Celltech ordinary shares that were granted to or exercised by our executive and non-executive directors in 2003:

	Number At December 31, 2002 or date of appointment if later	Number Granted/ lapsed during year	Number Exercised during year	Number At December 31, 2003 or date of resignation if earlier	Exercise Price	Market price on date exercised	Exercise Period	Category
					£	£
Dr. Goran A. Ando	—	10,452	—	10,452	2.87	—	4/23/2006 4/21/2013	A2

		728,223	—	728,223	2.87	—	4/23/2006 4/21/2013	D1

		106,896	—	106,896	2.87	—	4/23/2006 4/21/2013	N1

Dr. Peter J. Fellner	120,000	—	—	120,000	5.80	—	8/19/1999 6/30/2004	B1

	48,261	—	—	48,261	9.73	—	4/27/2003 6/30/2004	B2

	24,039	—	—	24,039	9.73	—	4/27/2003 6/30/2004	B3

	49,776	—	—	49,776	11.15	—	4/05/2004 6/30/2004	B2

	52,466	—	—	52,466	11.15	—	4/05/2004 6/30/2004	B3

	2,690	—	—	2,690	11.15	—	4/05/2004 6/30/2004	A

	1,021	(1,021)	—	—	9.48	—	6/01/2004 11/30/2004	C

	Number At December 31, 2002 or date of appointment if later	Number Granted/ lapsed during year	Number Exercised during year	Number At December 31, 2003 or date of resignation if earlier	Exercise Price	Market price on date exercised	Exercise Period	Category
					£	£
	154,878	—	—	154,878	6.15	—	Due to lapse on 6/30/2004	D1

	20,920	—	—	20,920	6.15	—	Due to lapse on 6/30/2004	NI

	7,569	—	—	7,569	—	—	1/8/2002 1/8/2011	DE

	7,569	—	—	7,569	—	—	1/8/2003 1/8/2011	DE

	1,022	—	—	1,022	—	—	1/8/2002 1/8/2011	NI

	1,022	—	—	1,022	—	—	1/8/2003 1/8/2011	NI

	15,731	—	—	15,731	—	—	3/14/2003 3/14/2012	DE

	15,731	—	—	15,731	—	—	3/14/2004 3/14/2012	DE

	2,124	—	—	2,124	—	—	3/14/2003 3/14/2012	NI

	2,124	—	—	2,124	—	—	3/14/2004 3/14/2012	NI

	—	33,354	—	33,354	—	—	3/25/2004 3/25/2013	DE

	—	33,355	—	33,355	—	—	3/25/2004 3/25/2013	DE

	—	4,897	—	4,897	—	—	3/25/2004 3/25/2013	NI

	—	4,897	—	4,897	—	—	3/25/2004 3/25/2013	NI

Peter V. Allen	3,083	—	—	3,083	9.73	—	4/27/2003 4/25/2010	A

	31,903	—	—	31,903	9.73	—	4/27/2003 4/25/2010	B2

	12,814	—	—	12,814	9.73	—	4/27/2003 4/25/2010	B3

	33,426	—	—	33,426	11.15	—	4/05/2004 4/03/2011	B2

Number At December 31, 2002 or date of appointment if later	Number Granted/ lapsed during year	Number Exercised during year	Number At December 31, 2003 or date of resignation if earlier	Exercise Price	Market price on date exercised	Exercise Period	Category
				£	£
16,713	—	—	16,713	11.15	—	4/05/2004 4/03/2011	B3

1,855	(1,855)	—	—	5.12	—	6/01/2005 11/30/2005	C

98,302	—	—	98,302	6.15	—	4/10/2005 4/8/2012	D1

13,279	—	—	13,279	6.15	—	4/10/2005 4/8/2012	NI

—	248,257	—	248,257	2.87	—	4/23/2006 4/21/2013	D1

—	36,442	—	36,442	2.87	—	4/23/2006 4/21/2013	NI

—	3,987	—	3,987	2.87	—	6/01/2006 11/30/2006	C

4,252	—	(4,252)	—	—	3.60	1/8/2002 1/8/2011	DE

4,253	—	(4,252)	—	—	3.60	1/8/2003 1/8/2011	DE

575	—	(575)	—	—	3.60	1/8/2002 1/8/2011	NI

575	—	(575)	—	—	3.60	1/8/2003 1/8/2011	NI

8,761	—	—	8,761	—	—	3/14/2003 3/14/2012	DE

8,762	—	—	8,762	—	—	3/14/2004 3/14/2012	DE

1,183	—	—	1,183	—	—	3/14/2003 3/14/2012	NI

1,183	—	—	1,183	—	—	3/14/2004 3/14/2012	NI

—	17,994	—	17,994	—	—	3/25/2004 3/25/2013	DE

—	17,995	—	17,995	—	—	3/25/2005 3/25/2013	DE

—	2,642	—	2,642	—	—	3/25/2005 3/25/2013	NI

—	2,642	—	2,642	—	—	3/25/2004 3/25/2013	NI

	Number At December 31, 2002 or date of appointment if later	Number Granted/ lapsed during year	Number Exercised during year	Number At December 31, 2003 or date of resignation if earlier	Exercise Price	Market price on date exercised	Exercise Period	Category
					£	£
Dr. Melanie G. Lee	76,080	—	—	76,080	2.625	—	8/19/1999 9/23/2008	B1

	25,351	—	—	25,351	9.73	—	4/27/2003 4/25/2010	B2

	12,649	—	—	12,649	9.73	—	4/27/2003 4/25/2010	B3

	26,331	—	—	26,331	11.15	—	4/5/2004 4/3/2011	B2

	13,166	—	—	13,166	11.15	—	4/5/2004 4/3/2011	B3

	1,697	—	—	1,697	4.33	—	3/1/2007 8/30/2007	C

	2,106	(2,106)	—	—	5.12	—	6/1/2009 11/30/2009	C

	—	4,158	—	4,158	2.37	—	6/1/2008 11/30/2008	C

	88,136	—	—	88,136	6.15	—	4/10/2005 4/8/2012	D1

	11,905	—	—	11,905	6.15	—	4/10/2005 4/8/2012	NI

	—	10,452	—	10,452	2.87	—	4/23/2006 4/21/2013	A2

	—	202,265	—	202,265	2.87	—	4/23/2006 4/21/2013	D1

	—	29,691	—	29,691	2.87	—	4/23/2006 4/21/2013	NI

	2,917	—	(2,917)	—	—	3.542	1/8/2002 1/8/2011	DE

	2,918	—	(2,918)	—	—	3.542	1/8/2003 1/8/2011	DE

	394	—	(394)	—	—	3.542	1/8/2002 1/8/2011	Ni

	394	—	(394)	—	—	3.542	1/8/2003 1/8/2011	Ni

	6,493	—	—	6,493	—	—	3/14/2003 3/14/2012	DE

	6,493	—	—	6,493	—	—	3/14/2004 3/14/2012	DE

	Number At December 31, 2002 or date of appointment if later	Number Granted/ lapsed during year	Number Exercised during year	Number At December 31, 2003 or date of resignation if earlier	Exercise Price	Market price on date exercised	Exercise Period	Category
					£	£
	877	—	—	877	—	—	3/14/2003 3/14/2012	NI

	877	—	—	877	—	—	3/14/2004 3/14/2012	NI

	—	16,623	—	16,623	—	—	3/25/2004 3/25/2013	DE

	—	16,624	—	16,624	—	—	3/25/2004 3/25/2013	DE

	—	2,441	—	2,441	—	—	3/25/2004 3/25/2013	NI

	—	2,441	—	2,441	—	—	3/25/2004 3/25/2013	NI

Ingelise Saunders	3,370	—	—	3,370	8.90	—	10/20/2004 10/19/2011	A2

	30,337	—	—	30,337	8.90	—	10/20/2004 10/19/2011	D1

	4,095	—	—	4,095	8.90	—	10/20/2004 10/19/2011	NI

	53,073	—	—	53,073	6.15	—	4/10/2005 4/18/2012	D1

	7,169	—	—	7,169	6.15	—	—	NI

	—	165,418	—	165,418	2.87	—	4/23/2006 4/21/2013	D1

	—	24,282	—	24,282	2.87	—	4/23/2006 4/21/2013	NI

	1,496	—	—	1,496	—	—	3/14/2003 3/14/2012	DE

	1,497	—	—	1,497	—	—	3/14/2004 3/14/2012	DE

	202	—	—	202	—	—	3/14/2003 3/14/2012	NI

	202	—	—	202	—	—	3/14/2004 3/14/2012	NI

	—	11,396	—	11,396	—	—	3/25/2004 3/25/2013	DE

	—	11,397	—	11,397	—	—	3/25/2005 3/25/2013	DE

	—	1,673	—	1,673	—	—	3/25/2004 3/25/2013	NI

	Number At December 31, 2002 or date of appointment if later	Number Granted/ lapsed during year	Number Exercised during year	Number At December 31, 2003 or date of resignation if earlier	Exercise Price	Market price on date exercised	Exercise Period	Category
					£	£
	—	1,674	—	1,674	—	—	3/25/2005 3/25/2013	NI
	—	3,987	—	3,987	2.37	—	6/1/2006 11/30/2006	C
	1,113	(1,113)	—	—	—	—	6/1/2005 11/30/2005	C
All executive directors as a group (4 persons)	622,257	1,680,052 (5,074)	(16,277)	2,280,958

Categories

B1 –	options granted under the Celltech Group 1993 Unapproved Executive Share Option Scheme
A1 –	options granted under the Celltech Group 1993 Approved Executive Share Option Scheme
B2 –	options granted under the Celltech Chiroscience 1999 Executive Share Option Scheme Unapproved A
B3 –	options granted under the Celltech Chiroscience 1999 Executive Share Option Scheme Unapproved B
A –	options granted under the Celltech Chiroscience 1999 Executive Share Option Scheme Approved section
C –	options granted under the Celltech Chiroscience Savings Related Share Option Scheme 1999
A2 –	approved options granted under the Celltech Group plc 2001 Discretionary Share Option Scheme
D1 –	options granted under the Celltech Group plc 2001 Discretionary Share Option Scheme (Unapproved)
DE –	awards granted under the Celltech Deferred Bonus Plan which have converted into options. The cost of exercise is £1 in aggregate.
NI –	indemnity options linked to Celltech Group plc Discretionary Share Option Scheme (Unapproved) and the Celltech Deferred Bonus Plan.

The total options exercised by our Directors in the 2003 year were 14,340 generating a notional gain, including unrealized gains in shares retained, of £51,282 (2002: £38,200) based on the market price at the date of exercise.

As of June 14, 2004 directors then in office held a total of 2,975,033 executive, 16,390 sharesave and 398,838 deferred bonus outstanding options to purchase Celltech ordinary shares, with exercise prices ranging from £2.625 to £11.15 and exercise dates ranging from August 19, 1999 to April 5, 2014 for the executive share option scheme; exercise prices ranging from £2.37 to £4.33 with expiration dates ranging from November 30, 2006 to November 30, 2008 for the sharesave scheme and exercise prices of £1.00 and expiration dates ranging from January 8, 2001 to April 5, 2014 for the deferred bonus scheme.

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

Our board of directors has Audit, Remuneration, Nomination, and Executive Committees. In addition, the Board established a Science & Technology Committee during 2003. The composition of the various committees of the Board were reviewed during 2003 in response to the guidelines set forth in the Combined Code of Practice for British Companies. For purposes of the Combined Code, Sir Tom Blundell, Mr. Newmarch, Professor Edwards, Dr. Jaffe, Dr. Read, Mr. Rogerson and Mr. Cadbury are considered by the Board to be independent non-executive directors.

The Audit Committee has operated throughout the year and its current members are Mr. Newmarch, Professor Edwards, Dr. Read and Mr. Rogerson. It is chaired by Mr. Newmarch. The Committee met three times during the year. The Audit Committee Financial expert is Mr. Rogerson. See “Item 16A.—Audit Committee Financial Expert.” The Board notes the publication in January 2003 of the Smith Report on audit committee reform. The Board continues to give full consideration to this Report. The Members of the Audit Committee who held office at the year-end and at the date of this report are all independent Non-Executive Directors. The responsibilities of the Committee are set forth below. The external auditors attend its meetings and have the opportunity for private discussions with the Committee.

The duties of the Audit Committee include the following:

•	To critically review the annual financial statements and interim and preliminary announcements before their submission to the board for approval;

•	To determine whether the accounting principles of the company are in accordance with the law and accounting standards;

•	To review the scope and planning of the external audit;

•	To review the external auditor’s management letter and management’s response;

•	To review the performance of the external auditors;

•	To review from time to time the cost effectiveness of the audit and the independence and objectivity of the external auditor;

•	To make recommendations to the board concerning the appointment and remuneration of the external auditors;

•	To monitor the fees paid to the auditors and where the auditors supply a substantial volume of non-audit services to the company, to keep the nature and extent of such services under review seeking to balance the maintenance of objectivity and value for money and to pre-approve such non-audit services;

•	To review the findings of the external auditors and the findings of internal investigations and management’s response;

•	To review management procedures to monitor the effectiveness of the systems of accounting, internal control and business risk analysis; and

•	To review any profit forecasts or working capital statements published in any bid document or listing particulars.

The Remuneration Committee has operated throughout the year and its members for the first half of the year were Mr. Collum, Mr. Jackson and Dr. Jaffe. During the year, Mr. Jackson and Mr. Collum retired from the Board. Mr. Collum acted as Chairman of the Committee until his retirement. Following the retirement of Mr. Jackson and Mr. Collum, Dr. Read was appointed as Chairman of the Committee and Mr. Rogerson and Mr. Cadbury were appointed to the Committee. Dr. Jaffe remains a member of the Committee. The Committee meets not less than twice a year, and during 2003, met three times. The Committee seeks independent advice, where appropriate, for the purpose of determining all aspects of the remuneration of the executive directors and other senior managers, including the award of share options, the terms of their service agreements, and recommending to the board the fees paid to the Chairman. The members of the Committee do not participate in determining or recommending their own remuneration or fees. The fees of the non-executive directors are determined by the board on the joint recommendation of the Chairman and the Group Chief Executive.

The duties of the Remuneration Committee include the following:

•	To review, determine and make recommendations, as appropriate, to the Board as to the remuneration of directors and senior executives of the company, giving full consideration to the matters set out in Section B (remuneration policy) of and Schedule A (design of performance related remuneration) to the Combined Code: Principles of Good Governance and Code of Best Practice.

•	To ensure that senior remuneration policies and practice facilitate the employment and motivation of top quality personnel.

•	To receive evidence on internal and external movements in remuneration, options and other benefits.

•	To commission necessary surveys aimed at establishing market position or exploring particular aspects of remuneration.

•	To seek such information and advice as may be required in order to fulfill its obligations.

•	Generally to ensure that senior remuneration administration operates on a “best practice” basis.

•	To review and determine:

•	service agreements of executive members of the board and senior executives;

•	all executive benefit, pension and share option incentive schemes;

•	any other bonuses, fees and expenses; and

•	policy on any compensation payable (including pension contributions) on the termination of a service contract.

•	To consider other matters as referred to the Committee by the board.

•	To make recommendation to the board regarding the content of the board’s annual report to the company’s shareholders, setting out the company’s policy on executive directors’ remuneration, details of individual remuneration and other terms and conditions.

A Nomination Committee meets during the course of the year as appropriate. The members of the Nomination Committee for the first half of the year were Mr. Jackson, Mr. Baker and Mr. Collum. After the retirement from the Board of Mr. Jackson, Mr. Baker and Mr. Collum, Mr. Cadbury, Sir Tom Blundell, Professor Edwards and Dr. Ando were appointed to the Committee. Current members are Mr. Cadbury, Sir Tom Blundell, Professor Edwards, Dr. Fellner and Dr. Ando. The Committee was chaired by Mr. Jackson until his retirement and is currently chaired by Mr. Cadbury. It met twice during the year. In recruiting for a new Chief Executive Officer the Committee appointed the external consultants.

The duties of the Nomination Committee include the following:

•	To make recommendations to the Board on its structure, size, composition and balance;

•	To nominate candidates for the approval of the Board to fill vacancies on the board of directors, for both executive and non-executive Directors.

•	To give full consideration to succession planning in the course of its work.

•	To employ the services of such advisers as it deems necessary to fulfill its responsibilities.

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

A Science and Technology Committee meets as appropriate. Sir Tom Blundell chairs the Committee and the other members are Dr. Peter Fellner, Dr. Göran Ando, Dr. Melanie Lee, Professor Chris Edwards and Dr. Marvin Jaffe. The Committee is responsible for reviewing and making recommendations to the Board on the Company’s research and development strategy.

The duties of the Science and Technology Committee include the following:

•	To review and approve annually the Company’s research and development strategy for presentation to and recommendation for adoption by the Board.

•	To review annually key strategic objectives for research and development and consider any major variances from previous reviews.

•	To review major programs within research and development and monitor their progress.

•	To receive and evaluate annually a report from the Chairman of Celltech’s Science Advisory Board.

•	To assess senior management resources and capabilities for research and development and advise on succession planning.

•	To consider proposals for accessing external advice and support where necessary to strengthen or complement in-house research and development skills.

•	To review overall product flow.

As well as being subject to UK legislation and practice, we are also subject to the listing requirements of the NYSE and the SEC rules. We follow UK corporate governance practice which does not differ significantly from the NYSE corporate governance standards except that as well as being subject to UK legislation and practice Celltech Group plc, as a company listed on the NYSE, is subject to the listing requirements of the NYSE and the rules of the SEC. Compliance with the provisions of the Sarbanes Oxley Act of 2002 (SOX) as it applies to foreign issuers, is continually monitored. We follow UK corporate governance practice which does not differ significantly from the NYSE corporate governance standards except that the Nomination Committee is required to be comprised of a majority, rather than entirely, of independent directors and there is no requirement in the UK for a comprehensive code of business conduct and ethics.

D. EMPLOYEES

The table below sets out the number of employees as at December 31, 2003 by geographical location and activity:

	Production	Sales and Distribution	General and Administration	Research and Development	Total
UK	281	76	61	510	928
Rest of Europe	—	122	34	14	170

Non US total	281	198	95	524	1098
US	250	292	62	169	773

Group	531	490	157	693	1871

A very small number of the Celltech Pharmaceuticals UK employees are members of trade unions. We have not experienced any material work stoppages and considers its relations with its employees to be good.

We did not employ a significant number of temporary employees in 2003.

The closure of the Santa Ana facility in 2003 resulted in a reduction of 30 US production employees, while the closure of the Seattle facility in 2004 will result in a reduction of approximately 60 US research employees.

The continued focus in Europe of sales and marketing resources towards specialist prescribing audiences and the cessation of promotion to primary care practitioners in Europe resulted in a reduction of approximately 150 sales, marketing and distribution positions.

The acquisition of OGS resulted in approximately 49 additional research staff in the UK.

E. SHARE OWNERSHIP

Directors’ Interests in Shares of the Company

The following table sets forth information as of June 14, 2004 with respect to ownership of Celltech ordinary shares by our executive and non-executive directors, both individually and as a group, together with their percentage ownership of such shares.

The computations in the table are based on a total of 278,403,325 Celltech ordinary shares issued and outstanding as of June 14, 2004. The computations include shares issuable upon the exercise of outstanding Celltech options or warrants that are exercisable within 60 days of June 14, 2004.

	Ordinary Shares
	Number	% of Class
Non-Executive Chairman
Dr. Peter J. Fellner(1)	690,774	0.24

Executive Directors
Dr. Göran Ando	30,000	*
Peter V. Allen(2)	246,057	*
Dr. Melanie G. Lee(3)	217,441	*
Ingelise Saunders(4)	1,496	*

Other Non-Executive Directors
Sir Tom Blundell	—	*
Professor Chris R.W. Edwards	936	*
Dr. Marvin E. Jaffe	600	*
Mick G. Newmarch	10,000	*
Dr. Peter Read	1,985	*
Peter Cadbury	10,000	*
P. Rogerson(4)	—	*
All executive and non-executive directors as a group (12 persons)	1,209,289	0.43%

*	Less than one-tenth of 1%.
(1)	Includes options to purchase 377,186 ordinary shares which are exercisable within 60 days.
(2)	Includes options to purchase 133,456 ordinary shares which are exercisable within 60 days.
(3)	Includes options to purchase 183,186 ordinary shares which are exercisable within 60 days.
(4)	Includes options to purchase 1,496 ordinary shares which are exercisable within 60 days.

All directors have accepted the UCB offer in respect of their shareholdings set forth in the chart above. For more information on the UCB offer see Item 4.A. “Information on the Company – History and Development of the Company.”

Options to Subscribe for Celltech Ordinary Shares

The following table sets forth information regarding stock options to subscribe for Celltech ordinary shares held by our executive directors as of June 14, 2004:

	Number of Options	Exercise Price	Expiration Date
		(£)
Approved Options
Dr. Peter J. Fellner	2,690	11.15	June 30, 2004
Peter V. Allen	3,083	9.73	April 25, 2010
Dr. Göran Ando	10,452	2.87	April 21, 2013
Ingelise Saunders	3,370	8.90	October 19, 2011
Dr. Melanie G. Lee	10,452	2.87	April 21, 2013

Unapproved Options
Dr. Peter J. Fellner	449,420	5.80 –11.15	June 30, 2004
Peter V. Allen	521,415	2.87– 11.15	April 25, 2010 – April 15, 2014
Dr. Melanie G. Lee	513,978	2.625 –11.15	September 23, 2008 – April 15, 2014
Dr. Göran Ando	848,223	2.87 – 4.50	April 21, 2013 – April 5, 2014
Ingelise Saunders	308,828	2.87 – 8.90	October 19, 2011 – April 5, 2014

Savings Related Options
Peter V. Allen	3,987	2.37	November 30, 2006
Dr. Melanie G. Lee	5,855	2.37 – 4.33	August 31, 2007 –November 30, 2008
Ingelise Saunders	3,987	2.37	November 30, 2006
Dr. Göran Ando	2,561	3.68	November 30, 2007

Deferred Bonus Options(1)
Dr. Peter J. Fellner	113,309	—	January 8, 2011 –March 25, 2013
Peter V. Allen	80,600	—	January 8, 2011 – April 5, 2014
Dr. Melanie G. Lee	69,453	—	January 8, 2011– April 5, 2014
Ingelise Saunders	47,866	—	April 5, 2014

National Insurance Options(2)
Dr. Peter J. Fellner	37,006	—	—
Peter V. Allen	73,093	—	—
Dr. Melanie G. Lee	61,918	—	—
Dr. Göran Ando	129,997	—	—
Ingelise Saunders	51,347	—	—
All executive directors as a group (4 persons)	2,750,465

(1)	The exercise price for deferred bonus options is £1 in total for the exercise of any number of shares comprised in an award.
(2)	National Insurance, or NI, indemnity options are linked to the Celltech Group 2001 Discretionary Share Option Scheme (unapproved UK) and deferred bonus options. NI options must be exercised at the same time as the corresponding deferred bonus or unapproved executive options, then the shares underlying the NI options must be sold in order to pay the National Insurance charge due to the UK Inland Revenue.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

As of June 14, 2004, we had received notification that the following persons were beneficial owners of 3% or more of Celltech’s ordinary shares:

Name	No. of Ordinary Shares	Percent of Class
Legal & General Investment Mgt Ltd.	8,291,309	3%
AMVESCAP PLC	45,586,516	16.41%
Deutsche Bank	25,992,588	9.34%
Merrill Lynch & Co. Inc	12,304,899	4.42%
UCB SA	43,310,488	17.3%

Legal and General became a major shareholder of ours on October 17, 2002. They dropped below 3% on January 21, 2003. They became a major shareholder again on January 31, 2003.

AMVESCAP PLC increased their shareholding of Celltech on April 25, 2003 when they purchased a further 413,079 shares to give them a holding of 28,216,210 shares which represented 10.16% of our issued share capital on that date. On March 31, 2004, their shareholding again increased to 16.41% of our issued share capital on that date.

Deutsche Bank AG became a major shareholder of ours on May 24, 2004. Their holding increased to 9.34% on May 26, 2004.

Merrill Lynch became a major shareholder of ours on May 26, 2004. Their holding increased to 4.42% on June 3, 2004.

UCB SA became a major shareholder of ours on June 7, 2004. Their holding increased to 15.56% on June 9, 2004, to 16.52% on June 10, 2004 and to 17.3% on June 14, 2004.

A total of 278,403,325 Celltech ordinary shares were outstanding as of June 14, 2004, of which 367,233 ordinary shares, or 0.13%, were held of record by 78 holders in the US exclusive of The Bank of New York, as the depositary under the deposit agreement establishing the Celltech American Depositary Shares, or ADSs, and 5,395,612 ordinary shares, or 1.9%, were held of record by the depositary. The 5,395,612 Celltech ordinary shares held of record by the depositary on June 14, 2004 underlay 2,697,806 Celltech ADSs held of record by 986 holders of Celltech ADS.

We are not owned or controlled by another corporation, foreign government or any other natural person. We do not know of any arrangements which may, at a subsequent date, result in a change in control of the company.

B. RELATED PARTY TRANSACTIONS

During the year we entered into a related party transaction with our new Chief Executive, Dr. Göran Ando. The transaction involved the acquisition by us on October 22, 2003 of Dr. Ando’s home in Mendham Borough, New Jersey, USA. The purpose of the transaction was to expedite Dr. Ando’s relocation to the UK. The agreed acquisition price for the property was $2 million (£1.2 million) which was based on the mid-point of two independent valuations. The total cost to us including related expenditure amounted to $2,026,842. The transaction involved full transfer of the rights to the property to us. If we dispose of the property no further amounts become payable to or from Dr. Ando. Full settlement of the amounts due to Dr. Ando was made on October 22, 2003. As at December 31, 2003 the property was still held by us and is included within freehold tangible fixed assets, see Note 12 of Notes to Consolidated Financial Statement of Celltech.

The property was disposed of on March 31, 2004 for $1,759,945, net of disposal costs, resulting in a total loss to us of $266,897.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See “Item 18. Financial Statements” and pages F-1 through F-93.

Legal Proceedings

We are party to legal proceedings from time to time in the ordinary course of our business, but we are not party to any legal proceedings the ultimate resolution of which is likely, individually or in the aggregate, to have a material adverse effect on our consolidated financial condition. Although adverse outcomes in the litigations described below could have such an adverse effect under certain circumstances, we do not believe that the outcome of the proceedings described below will have a material effect on our results or financial position.

Litigation Relating to Ionamin®

In July 1997, significant health concerns were raised over the use of the so-called “fen-phen diet” (co-prescription of fenfluramine and phentermine). These concerns resulted in the voluntary withdrawal from the market of fenfluramine and a related drug, dexfenfluramine (both manufactured by American Home Products), in September 1997, following a request to do so from the FDA. These withdrawals were followed by the commencement of a significant number of state and federal lawsuits in the US against manufacturers and prescribers of fenfluramine, dexfenfluramine and phentermine. We have been named defendants in approximately 7,000 of these cases, approximately 1,400 of which were pending as of May 17, 2004. As of May 17, 2004, we had been dismissed from approximately 5,600 cases without payment to plaintiffs and approximately 470 of the 1,400 pending cases were subject to dismissals (also without payments to plaintiffs) either filed by plaintiffs but not yet approved by the Court or agreed to by plaintiffs but not yet filed with the Court.

Our involvement derives from our sale, since July 1996, of Ionamin®, the phentermine prescription pharmaceutical acquired by Medeva from Fisons Corporation on that date. The FDA has not requested the withdrawal of any phentermine products, including Ionamin®, which remains available for prescription.

Lawsuits against us commenced between May 1, 1997 and May 17, 2004 were filed as individual plaintiff actions in various state courts, as individual plaintiff actions in various federal courts, as state class actions and as federal class actions. The cases seek damages in the hundreds of millions of dollars. Discovery is ongoing, with approximately 3 cases in which we are involved scheduled for trial during the next six months. (Although a case may be scheduled for trial, experience has shown that few of the cases actually proceed on their scheduled dates, if at all.) We are defending all these cases vigorously and deny liability in all of them on a number of grounds including, fundamentally, that Ionamin® does not cause the health concerns complained of.

On December 10, 1997 certain federal cases were transferred to a single federal court, the US District Court for the Eastern District of Pennsylvania in Philadelphia, for the coordination of pretrial proceedings as a Multi-District Litigation. All other federal cases filed prior to December 10, 1997 which have been brought to the attention of the Joint Panel on Multi-District Litigation have either been transferred or are in the process of being transferred to the Eastern District of Pennsylvania. It is anticipated that, absent extraordinary circumstances, all federal cases filed after December 10, 1997, will also be transferred to this court. The Multi-District Litigation court has indicated that it plans to remand cases to the transferor courts (the courts in which they were originally filed) as pretrial discovery is completed. We are not a party in any of the cases presently included in the earliest remand group.

By order dated June 28, 2000, the Multi-District Litigation court granted a motion by the manufacturers of phentermine products, including us, to exclude testimony by plaintiffs’ principal expert witnesses that phentermine contributed to the development of primary pulmonary hypertension and/or valvular heart disease in patients who took phentermine in combination with fenfluramine. The court found that the experts’ testimony was not scientifically reliable and, accordingly, would not be of assistance to the triers of fact in the cases brought against the phentermine manufacturers in the federal courts.

The primary alleged bases of the fen-phen cases are: (1) that the ingestion of fen/phen caused the plaintiffs to suffer Valvular Heart Disease, or VHD, neurological dysfunction or, much less frequently, Primary Pulmonary Hypertension, or PPH, a rare, usually fatal disease of the lungs; in many cases, emotional distress from the fear of developing these health conditions are alleged; (2) that we, Medeva and other manufacturers of phentermine, fenfluramine and dexfenfluramine are liable for allegedly co-promoting the combination use of fen-phen and placing these allegedly dangerous products into commerce; and/or (3) that the manufacturers allegedly did not adequately warn of the risks associated with the use of these products. The plaintiffs in the fen-phen actions seek recovery on a variety of legal theories, including among others, strict liability, negligence, breach of warranty, failure to warn, unfair trade practices, conspiracy, fraud and violations of state consumer protection statutes.

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

In addition to the actions commenced by individual plaintiffs, certain plaintiffs have commenced either statewide or federal putative class actions. These class plaintiffs generally purport to bring their cases on behalf of all individuals who ingested phentermine, fenfluramine and/or dexfenfluramine, whether or not they have developed VHD, neurological dysfunction or PPH. To date the plaintiffs have not actively prosecuted the class actions against the phentermine defendants including us. All but two of the putative federal class actions claims against us have been dismissed; the few putative state court class action claims which name us are dormant and plaintiffs have given no indication that they intend to revive them.

We intend to oppose class certification of all pending class actions on the grounds that certification is inappropriate under the circumstances. The relief sought in the various putative class actions most often includes: compensatory damages (typically unspecified in amount) for personal injuries or for refunds of sums paid for the product, punitive damages, and/or equitable relief including medical monitoring and, occasionally, revised product warnings. The medical monitoring claims seek to force defendants to establish a fund which would finance the cost of echocardiograms and other tests to be undergone by the putative class members over a period of years.

Plaintiffs in one case moved in the Multidistrict Litigation Court to certify a national class action against Medeva and Fisons; there are no other defendants in the case. The plaintiffs sought to represent a class consisting of “all persons who purchased Ionamin® during the period from June 1995 to April 1997 for the purpose of combined use with Pondimin (fenfluramine).” Plaintiffs sought a refund of the purchase price paid for Ionamin® by class members, and for treble damages and attorneys’ fees under the New Jersey Consumer Fraud Act, among other relief. We opposed plaintiffs’ motion on various substantive grounds. In 2003, plaintiffs advised the Court that they would dismiss the action against Medeva and Fisons. A stipulation for dismissal of that matter was submitted to the Court for approval; subsequently, in June 2003 we filed an unopposed motion to dismiss the plaintiffs’ class action allegations and individual claims against us. The motion remains pending.

In a number of cases where we have been sued, some or all of the Ionamin® in question was sold prior to July 2, 1996 when Medeva acquired Ionamin® from Fisons Corporation. In these cases, Fisons, as opposed to us, is ultimately responsible for any liability that may arise, and Fisons has agreed to honor its contractual covenant made in the sale of the product to defend and indemnify us for losses incurred to the extent such losses, if any, arise from Ionamin® sold before July 2, 1996. Fisons’ indemnity obligations are guaranteed by Rhone-Poulenc Rorer, Inc., now part of Aventis Pharmaceuticals.

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

Based upon the merits of our defenses and based on the third party indemnities and insurance coverage benefiting us discussed above, we believe that the ultimate outcome of this litigation will not have a material adverse effect on our financial position or results of operations. However, if we were ultimately held liable in these lawsuits and the indemnities and insurance discussed above were not available or were inadequate, the ultimate liability could have a material adverse effect (a reasonable estimate of which cannot be made at this time) on our financial position and results of operations.

Litigation Relating to Methylphenidate

In 2002, a case was filed against us in Circuit Court, Madison County, Alabama, arising out of claims that plaintiffs suffered personal injuries resulting from a co-defendant’s use of the company’s generic form of methylphenidate. Following discovery and court-ordered mediation, the case was settled in August 2003 for a confidential amount. All claims against us were dismissed.

Litigation Relating to Thimerosal in Vaccines

In 1995, we acquired from Wyeth (formerly known as American Home Products Corporation) (AHP) the rights to AHP’s diphtheria and tetanus toxoid (DT) and tetanus and diphtheria toxoid (TD) products. Between 1995 and 2000, pursuant to an agreement with Wyeth, these vaccine products were contract manufactured by AHP and distributed by us.

As of April 2004, our entities had been named in a total of 110 actions arising out of alleged adverse reactions to the thimerosal preservative included in vaccine products distributed by us. Most of the actions are brought on behalf of children and/or parents of children who were vaccinated during the first three-years of their lives. The plaintiffs claim to suffer from allegedly significant neurological defects, including autism, and allege that their injuries are associated with the ingestion of thimerosal, a mercury-based preservative used in the vaccines. Plaintiffs allege that the manufacturers knew or should have known about the dangers associated with introduction of mercury into the human system, and failed to warn about those dangers. In addition to an alleged failure to warn, the plaintiffs seek recovery on a number of legal theories including strict liability, negligence, breach of warranty, unfair business practices, conspiracy and loss of consortium.

Of the 110 cases in which Celltech entities have been named as a party, the plaintiff has not actually served Celltech with the summons and complaint in 64 cases, and has voluntarily dismissed the named Celltech entity in 7 additional cases. Thus, there are a total of 39 active thimerosal cases currently pending against Celltech. The 39 active cases are pending in California (8 cases), Illinois (29 cases) and Ohio (2 cases).

All California State Court actions claiming injuries resulting from use of vaccines containing thimerosal have been consolidated before Judge Victoria Chaney in the California Superior Court, Los Angeles County. Judge Chaney directed plaintiffs to file three separate “master complaints,” each of which encompasses a distinct theory of liability. Master Complaint No. 1 asserts claims for personal injuries on behalf of children and parents; Master Complaint No. 2 asserts claims for medical monitoring; and Master Complaint No. 3 asserts claims against the defendant manufacturers for violations of California’s so-called Proposition 65 law, which requires manufacturers of products containing certain, listed, toxic chemicals to provide specified warnings to consumers under certain circumstances.

Proceedings in all of the California cases have been stayed pending the determination of various motions brought by the defendants challenging the adequacy of the master complaints. The Court has granted each of these motions, and the present status of the pleadings in each of the three master actions is as follows:

•	Master Complaint No. 1 (personal injury claims): Plaintiffs served a third amended complaint; defendants have filed a demurrer (similar to a motion to dismiss) and plaintiffs filed a motion for reconsideration of the Court’s prior dismissal of their second amended complaint.

•	Master Complaint No. 2 (medical monitoring): The Court dismissed this claim without leave to replead; the plaintiffs did not appeal from this decision.

•	Master Complaint No. 3 (Proposition 65): The Court dismissed this claim; plaintiffs appealed and filed their appellate brief. Defendants’ appellate brief is due on May 19.

Celltech entities have been named in 29 cases filed in the Illinois State District Court; 28 of the cases are pending in Madison County (near East St. Louis) and one case is venued in Cook County (Chicago). Each of the Madison County cases is pending before District Court Judge Daniel Stack. In each case, motions to dismiss the plaintiff’s complaint or to transfer venue to another jurisdiction were submitted to the Court; the motions remain pending. Moreover, in each case, defendants’ responses to plaintiffs’ discovery requests and all other proceedings have been stayed pending the determination of the pending motions. In the one case pending in Cook County District Court, Reilly, the defendants have likewise filed a joint motion to dismiss.

Celltech entities have been named in 2 cases in the Ohio Court of Common Pleas in Butler County (the Cincinnati area). Defendants have filed a joint motion to dismiss both actions.

The cases have been tendered to our insurer, which has agreed to defend us in all but one of them where coverage was denied because the complaint did not allege bodily injury. In respect of the cases where the carriers have agreed to defend us, the carriers have taken no position with regard to whether any ultimate liabilities to plaintiffs are covered by our insurance policies. Each of the cases in which we are a party is in the early pleading stage and we are defending each case vigorously.

Although we believe we are by contract entitled to indemnification from AHP for any liability that may be found owing to the plaintiffs in these cases, we have agreed with AHP that any indemnification claims that we may have against AHP in respect of these litigations will be reserved and deferred until, if ever, any adverse outcomes result.

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

Litigation Relating to Dispute with Alpharma USPD, Inc.

In February 2004, Celltech Manufacturing, Inc. was served with a complaint by Alpharma USPD Inc. (“Alpharma”), which is a supplier of generic pharmaceutical products located in Baltimore, Maryland. The complaint alleges claims of breach of contract and negligent misrepresentation in connection with a manufacturing agreement entered into between Armstrong Pharmaceuticals, Inc. (“Armstrong”) and Alpharma on or about March 1, 1998 (the “Manufacturing Agreement”).

At the time of execution of the Manufacturing Agreement, Armstrong Pharmaceuticals was owned by Medeva Pharmaceuticals Manufacturing, Inc., a predecessor-in-interest to Celltech. The Manufacturing Agreement called for Armstrong to manufacture Epinephrine Mist for Alpharma.

In March 2001, Celltech sold Armstrong in an asset sale to co-defendant Andrx Corporation (“Andrx”), and assigned the Manufacturing Agreement to Andrx in connection with the sale. In March 2002, Alpharma issued a Class III (voluntary) recall of certain lots of Epinephrine Mist manufactured by Armstrong.

In Alpharma’s suit, which was filed in the United States District Court for the Southern District of New York, Alpharma seeks damages for the recalled inventory of Epinephrine Mist, the cost of destruction of the recalled inventory, lost profits, loss of good will and reputational damage, and punitive and exemplary damages. Celltech has interposed an answer denying the substantive allegations set forth in the complaint. The case is currently in the discovery phase.

Litigation Relating to Dispute with MedPointe Healthcare Inc.

Celltech Manufacturing, Inc. owns the federally-registered trademark TUSSIONEX® for use on and in connection with pharmaceutical preparations used to treat cough/cold symptoms. On November 11, 2003, Celltech Americas, Inc. filed a Notice of Opposition on behalf of Celltech Manufacturing, Inc. in the United States Patent and Trademark Office before the Trademark Trial and Appeal Board in connection with MedPointe Healthcare Inc.’s (“MedPointe’s”) application to register the mark TUSSIZONE-12 for use on and in connection with cough medicine. Celltech has alleged, inter alia, that use by MedPointe of the TUSSIZONE-12 mark is likely to cause confusion, mistake and/or deception as to the source of origin, sponsorship or approval of MedPointe’s products.

MedPointe filed an Answer and Affirmative Defenses to the Notice of Opposition on December 23, 2003. No discovery regarding the dispute has yet taken place between the parties. The sole remedy requested in the Notice of Opposition is denial of MedPointe’s application to register the TUSSIZONE-12 mark.

Litigation Relating to 69kD

We are the owner of patents for 69kD, the Bordetella pertussis protein also known as Pertactin. We have granted GlaxoSmithKline an exclusive worldwide license to use the patents. In December 2002, GlaxoSmithKline granted a sub-license to Aventis Pasteur. Under the terms of the license we have the first option to take proceedings to enforce the patents. Litigation has arisen in Europe involving our patents and acellular pertussis vaccine by Chiron and its subsidiaries. On July 23, 1998, we issued infringement proceedings against Chiron SpA (and a local chemist shop) in Milan, Italy for infringement of one of our patents relating to the 69kD antigen and seeking an injunction to prevent Chiron from marketing its product. Chiron is defending that action, and has counterclaimed for a declaration of invalidity of the patent. Court experts have been appointed, but the date when their report will be provided is not known. This patent is also subject to opposition proceedings in the European Patent Office brought by Aventis Pasteur on October 8, 1997 (now withdrawn) and Chiron on January 22, 1997. The European Patent Office determined in a decision issued in November 2000 that the patent should be revoked. That decision was based on one point of challenge to the patent. On appeal the decision was overturned and the European Patent Office is now considering the other points of challenge. In May 2004, the European Patent Office agreed to grant a further patent relating to 69kD. The patent will be issued later this year after which there will be a nine month period during which oppositions to the grant may be filed.

Litigation Relating to Synagis

We are currently in litigation with the US biopharmaceutical company, MedImmune Inc. The litigation relates to MedImmune’s alleged failure to pay royalties on MedImmune’s Synagis product pursuant to a worldwide patent license agreement covering our antibody engineering patent known as the “Adair” patent. We have commenced three legal actions, two in respect of the US (the major market for Synagis) and the other in respect of Germany (where Synagis is manufactured). The actions are being heard in the UK Courts.

The German Claim. This litigation was commenced in September 2002 and was heard by the UK High Court in April 2004. Judgment was reserved. The European (German) patent on which this action is based is the subject of opposition proceedings in the European Patent Office brought by MedImmune, Protein Design Labs Inc and Chugai Pharmaceutical Co Ltd in August 2002.

The US Claims. We have commenced two actions in the UK High Court, based on separate US “Adair” patents (Adair 1 and Adair 2). The first action based on Adair 1 was dismissed by the Court in November 2002 in favor of MedImmune, a judgment that was affirmed in the UK Court of Appeal in July 2003. The second action based on Adair 2 began in March 2004 and we have applied for a streamlined trial to be heard later in 2004. MedImmune is resisting our application and we have applied for a stay of the UK proceedings pending the outcome of a separate declaratory judgment action filed by MedImmune in the District Court of Columbia, Washington, D.C. in January 2004. The declaratory judgment action seeks revocation of our Adair 2 US patent and also a determination that the sale of Synagis does not infringe the claims of the patent. We filed a motion to dismiss the non-infringement part of the action in March 2004.

Since we are the claimant in these actions, the only potential liability we have under this litigation is in respect of MedImmune’s legal costs should the claims fail.

Settlement of Litigation Relating to Boss Technology and Subsequent Claim

A substantial portion of our royalty income stems from the sale by other companies of recombinant antibodies manufactured using antibody manufacturing technology, which is referred to as the Boss technology. The bulk of these sales are in the US where, until December 2001, the Boss technology was protected by our US patent number 4,816,397, which had a scheduled expiration date in March 2006. The patent was the subject of interference proceedings with a then pending Genentech US patent application, known as the Cabilly application, which covers the production of a broad range of antibody or antibody fragment products. In December 2001, we announced the settlement of this patent dispute with Genentech. The settlement and findings of fact agreed to therein were entered by the court. Subsequently, our Boss US patent was revoked and the US Patent and Trademark Office completed its examination of the Cabilly application, following which the Cabilly patent was granted and issued. Our settlement with Genentech involves the payment to us of certain compensation, the amount of which was intended to compensate us for the loss of income from sales of products which would otherwise have been covered under our Boss US patent until its original scheduled expiration in March 2006. We also secured licenses to the Cabilly patent over its 17 year life until 2018 for use in our development programs.

In April 2003 we received a complaint filed by the US biopharmaceutical company MedImmune Inc. in the US District Court, Central District of California. MedImmune’s suit asserts claims under antitrust and unfair competition laws seeking to challenge the legality of our settlement agreement with Genentech, and also challenges the validity and enforceability of Genentech’s Cabilly patent. The complaint also names as defendants Genentech and City of Hope National Medical Centre (co-owner with Genentech of the Cabilly patent). On December 23, 2003, the US District Court for the Central District of California granted summary judgment in favor of us and Genetech that the settlement of the Boss/Cabilly patent interference between us and Genetech was immune from claims brought in a lawsuit by MedImmune under antitrust and unfair competition laws. On February 19, 2004 the Court granted final judgment in favor of us and Genentech on those causes of action. Claims by MedImmune against Genentech that the Cabilly patent is invalid and not infringed have also been dismissed by the Court, but those claims were not asserted against us. MedImmune has subsequently appealed the final judgment granted on February 19, 2004 to the US Court of Appeals of the Federal Circuit. Should MedImmune ultimately prevail in its claims, we would be liable to pay damages, a reasonable estimate of which cannot be made at this time.

Dividends and Dividend Policy

See “Item 10—Additional Information—Memorandum and Articles of Association—Ordinary Shares—Dividends”.

B. SIGNIFICANT CHANGES

Except as disclosed in this annual report, no significant change has occurred since December 31, 2003, the date of our consolidated financial statements included elsewhere in this annual report.

ITEM 9. THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

Market Price Information

The tables below present, for the periods indicated, (a) the high and low closing mid-market prices as reported in the Daily Official List of the UK Financial Services Authority for Celltech ordinary shares, and (b) the reported high and low closing sales prices of Celltech American Depositary Shares, or ADSs, on the New York Stock Exchange. Celltech ADSs began trading on the New York Stock Exchange on January 26, 2000. On June 14, 2004, the last reported sale price of Celltech ordinary shares was 547.50 pence per share, and the last reported sale price of Celltech ADSs on the New York Stock Exchange was $19.75.

1. Annual High and Low Market Prices:

	London Stock Exchange		New York Stock Exchange(1)
	Pence Per Celltech Ordinary Share		Us Dollars Per Celltech Ads
Calendar Year Ended December 31	High	Low	High	Low
1999	570	358	—	—
2000	1913	528	60.25	25.25
2001	1460	515	45.00	14.80
2002	934	280	26.50	9.00
2003	474.5	249	15.51	8.00
(1)	From January 26, 2000, when Celltech ADSs began trading on the New York Stock Exchange.

2. Quarterly High and Low Market Prices:

	London Stock Exchange		New York Stock Exchange
	Pence Per Celltech Ordinary Share		Us Dollars Per Celltech Ads
Calendar Year Ended December 31	High	Low	High	Low
2002
First Quarter	934	574	26.50	17.00
Second Quarter	707	495	20.23	14.51
Third Quarter	530	280	15.90	9.25
Fourth Quarter	399	290	12.30	9.00
2003
First Quarter	375	263	11.96	8.35
Second Quarter	380.75	249	12.49	8.00
Third Quarter	374.5	310.5	11.99	9.95
Fourth Quarter	474.5	300	15.51	11.56
2004
First Quarter	465.5	310	17.24	10.16
Second Quarter (Through June 14)	547.75	410.25	20.07	14.39

3. Monthly High and Low Market Prices:

	London Stock Exchange		New York Stock Exchange
	Pence Per Celltech Ordinary Share		Us Dollars Per Celltech Ads
	High	Low	High	Low
November, 2003	452.5	340	15.30	11.76
December, 2003	382	345	13.38	12.39
January, 2004	370	310	11.95	10.27
February, 2004	355	311	11.13	10.16
March, 2004	465.5	400	17.24	14.27
April, 2004	459	420	16.91	14.75
May, 2004	543	410.25	19.85	14.39
June, 2004 (Through June 14)	547.75	543	20.07	19.90

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

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

Directors

Interested Transactions. Subject to any restrictions under the Companies Act 1985 and every other statute, statutory instrument, regulation or order applicable to the company, and provided the director has disclosed the nature and extent of the interest to the board, the director may:

•	have any kind of interest in a contract with or involving the company or another company in which we have an interest;

•	be a member or director, hold any other position or have any kind of interest in a company in which we have an interest;

•	hold any other position, other than auditor, for the company on terms and conditions decided by the board; and

•	either alone, or through his firm, do paid professional work other than as an auditor for us.

When a director knows that he or she is in any way interested in a contract with us he or she must disclose the nature of that interest at a meeting of the directors. A general notice given to the board that a director is a member of a specified company or firm and is to be regarded as interested in any contract with such person or is to be regarded as interested in any contract with a person connected with him is treated as a standing disclosure that the director has that interest.

A director shall not vote or be counted in the quorum on a resolution relating to a contract arrangement, or other proposal in which the director, together with any person who is connected with the director, to his knowledge has a material interest. The director can vote, however, if the interest is only an interest in our shares, debentures or other securities. In addition, a director can vote and be counted in the quorum on a resolution in which the director has a material interest, provided the material interest arises only because the resolution relates to:

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

A director shall not vote or be counted in a quorum on a resolution relating to his own appointment (including fixing or varying its terms) or the termination of his own appointment, as the holder of any office or place of profit with us or a company in which we are interested.

Remuneration. The directors (other than any director who for the time being holds an executive office or employment with us or a subsidiary of us) shall be paid out of the funds of Celltech by way of remuneration for their services as directors, such fees not exceeding in the aggregate £600,000 per annum (or such larger sum as we may, by ordinary resolution, determine) as the directors may decide to be divided among them in such proportion and manner as they may agree or, failing agreement, equally.

A director shall be paid out of our funds, all traveling, hotel and other expenses properly incurred in and about the discharge of his duties, including attending and returning from general meetings, board meetings or board committee meetings. A director may also be paid out of our funds all expenses incurred by him in obtaining professional advice in connection with the affairs of the company or the discharge of his duties as a director.

The board may grant special remuneration to a director who performs any special or extra services to or at our request. Such special remuneration may be paid by way of lump sum, salary, commission, profit sharing or otherwise as the board may decide in addition to any other remuneration payable.

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

Ordinary Shares

Each of the issued Celltech ordinary shares is fully paid and not subject to any further calls or assessments by us. There are no conversion rights, redemption provisions or sinking fund provisions relating to any Celltech ordinary shares. The Celltech ordinary shares are issued in registered form.

Voting Rights and General Meetings. Voting at any general meeting of our shareholders is by a show of hands unless a poll is duly demanded. A poll may be demanded by:

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

Subject to disenfranchisement in the event of (i) non-payment of any call or other sum due and payable in respect of any shares or (ii) any non-compliance with any statutory notice requiring disclosure of the beneficial ownership of any shares, and subject to any special rights or restrictions as to voting for the time being attached to any shares on a show of hands, every holder of Celltech ordinary shares who (being an individual) is present in person or (being a corporation) is present by a duly authorized representative at our general meeting will have one vote and, on a poll, every holder of Celltech ordinary shares who is present in person or by proxy will have one vote per share.

In the case of joint holders, the vote of the person whose name stands first in the register of members and who tenders a vote is accepted to the exclusion of any votes tendered by any other joint holders.

Holders of Celltech ADSs have the right to vote. Each ADS represents two Celltech ordinary shares. After receiving voting materials from us, the depositary will notify all holders of Celltech ADSs of any shareholder meeting or solicitation of consents or proxies. This notice will describe how a holder of an ADS may instruct the depositary to exercise voting rights for the Celltech ordinary shares which underline such holder’s ADSs. For voting instructions to be valid, the depositary must receive them on or before the date specified. If the depositary does not receive instructions by the date specified, a holder of an ADS will be deemed to have instructed the depositary to give a discretionary proxy to a person designated by us to vote the underlying Celltech ordinary shares, unless we inform the depositary not to do so with respect to a particular matter.

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

Dividends. We have never paid cash dividends on our ordinary shares. Except insofar as the rights attached to our preference shares and, if issued in the future by us, any other shares issued on any special terms and conditions otherwise provide, any dividends on the Celltech ordinary shares must be declared and paid according to the amount paid up on the Celltech ordinary shares (otherwise than in advance of calls). No dividend may be declared in excess of the amount recommended by the directors. The directors may from time to time declare and pay to our shareholders such interim dividends as appear to the directors to be justified by our profits available for distribution. There are no fixed dates on which entitlement to dividends arises on Celltech ordinary shares.

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

Return of capital. In the event of a winding-up or other return of capital (but not on any redemption or purchase of shares), our assets available for distribution among the shareholders will be divided, subject to the rights attached to our preference shares and, if issued in the future by us, any other shares issued on any special terms and conditions, between the holders of the Celltech ordinary shares according to the respective amounts of nominal (par) value paid up on those shares and in accordance with the provisions of the Companies Act 1985.

A liquidator may, if authorized by an extraordinary resolution of shareholders and subject to the Companies Act 1985 and every other statute, statutory instrument, regulation or order applicable to the company, divide and distribute among the shareholders, the whole or any part of our non-cash assets in such manner as he may determine. A liquidator may also, with the same authority, transfer any assets to trustees upon any trusts for the benefit of shareholders as the liquidator decides. No past or present shareholder can be compelled to accept any shares or other property which could subject him or her to a liability.

Convertible Preference Shares

All the outstanding preference shares were converted to Ordinary Shares on March 31, 2003 in accordance with Celltech’s Articles of Association. Once converted, the fixed preferential dividend ceased to accrue on our preference shares. Any accumulated but unpaid dividends were satisfied on conversion by the allotment of ordinary shares.

Celltech ordinary shares resulting from the conversion carry the right to receive all dividends and other distributions declared, made or paid on Celltech ordinary shares on or after March 31, 2003, the applicable conversion date, and otherwise rank pari passu in all respects with the fully paid Celltech ordinary shares then issued.

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

The maximum number of ordinary shares which may be purchased under the proposed authority will be 27,776,636 ordinary shares representing approximately 10% of the issued ordinary share capital of the Company as at March 19, 2004. The price paid for ordinary shares will not be less than the nominal value of 50 pence per share nor more than 5% above the average of the middle market quotations of the Company’s ordinary shares as derived from the London Stock Exchange Daily Official List for the five business days preceding the day on which the ordinary shares are purchased.

In December 2003, Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 (the “Regulations”) came into force. The Regulations enable certain listed companies to hold shares in treasury as an alternative to canceling them following a purchase of its own shares by the Company in accordance with Chapter VII of the Companies Act 1985. It is intended that the power given by this resolution will also enable the Company to purchase shares and hold them in treasury in accordance with the Regulations.

The authority will expire on November 27, 2005 or, if earlier, at the conclusion of the AGM of the Company to be held in 2005, but it is the current intention of the directors to renew this authority annually.

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

The directors may refuse to register a transfer of certificated shares:

•	if it is of shares which are not fully paid;

•	if it is of shares on which we have a lien; or

•	if it is not stamped and duly presented for registration, together with the share certificate and such other evidence of title as the board reasonably requires.

The directors may refuse to register a transfer of uncertificated or certificated shares:

•	if it is with respect to more than one class of shares; or

•	in certain circumstances, if the holder has failed to provide the required particulars to us referred to under “Disclosure of interests in shares” below.

We may not refuse to register transfers of certificated shares which are not fully paid up if this refusal would prevent dealings in the shares which have been admitted to official listing by the UK Listing Authority from taking place on an open and proper basis.

If the board refuses to register a transfer of a share, it shall, within two months after the date on which the transfer was lodged or the Operator - instruction was received, send to the transferee notice of the refusal. The registration of transfers may be suspended at such time and for such periods (not exceeding 30 days in any year) as the directors may determine except that in the case of participating securities such suspension must also be permitted by the Companies Act 1985 and every other statute, statutory instrument, regulation or order applicable to the company.

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

Pre-emption Rights

Under the Companies Act 1985, the issuance of equity securities that are, or are to be, paid for wholly in cash, except shares to be held under an employees’ share scheme, must be offered in the first instance to the existing equity shareholders in proportion to the respective nominal (par) values of their holdings on the same or more favorable terms, unless a special resolution to the contrary has been passed in a general meeting of shareholders. In this context, equity securities generally means, in relation to us, Celltech ordinary shares, or shares with no restrictions on the amounts receivable in a distribution of dividends or capital, and all rights to subscribe for or convert into such shares.

Shareholder Notices

Record date for service. We may serve or deliver any notice, document or other communication by reference to the register of members at any time not more than 15 days before the date of service or delivery. No change in the register after that time shall invalidate that service or delivery.

Untraced shareholders. We may sell, in such manner as the board may determine and at the best price it considers to be reasonably obtainable, any shares (including any share issued in right of a share) if:

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

Disclosure of interests in shares

The Companies Act 1985 gives us power to require persons who we know, or has reasonable cause to believe are, or have been within the previous three-years, interested in its relevant share capital to disclose prescribed particulars of those interests. For this purpose “relevant share capital” means our issued share capital carrying the right to vote in all circumstances at our general meeting. Failure to provide the information requested within a prescribed period after the date of sending of the notice may result in sanctions being imposed against the holder of the relevant shares as provided in the Companies Act 1985. Under our articles of association, we may also apply the following restrictions: the withdrawal of voting and certain other rights of such shares and, if such person appears to hold shares representing at least 0.25% of the issued shares of the class, restrictions on the rights to receive dividends and to transfer such shares (other than by way of an exempt transfer). In this context, the term “interest” is broadly defined and will generally include an interest of any kind in shares, including the interest of a holder of a Celltech ordinary share.

A transfer of shares is considered an exempt transfer if it is a transfer of shares to an offer or under an acceptance of a takeover offer or if the board is satisfied that the transfer is a genuine sale of the whole of the beneficial ownership of the shares to a person who is not connected with the shareholder or with a person appearing to be interested in the shares. This includes a sale made on the London Stock Exchange or any other stock exchange on which the shares are normally traded.

In addition, under the Companies Act 1985, any person who acquires either alone or, in certain circumstances, with others a direct or indirect interest in our relevant share capital in excess of the “notifiable percentage”, currently 3% (or 10% for certain types of interest), is obligated to disclose prescribed information to us with respect to those shares within two days. An obligation of disclosure also arises where such person’s notifiable interest subsequently falls below the notifiable percentage or where, above that level, the percentage, expressed in whole numbers, of our relevant capital in which such person is interested increases or decreases.

C.	MATERIAL CONTRACTS

The following is a description of contracts to which we (or one of our subsidiaries) is a party and which are or may be material to our business:

1. Celltech Group plc 2001 Discretionary Share Option Scheme, adopted by Celltech in a General Meeting on May 24, 2001. Under this scheme, our Remuneration Committee’s board of directors may grant options on unissued ordinary shares of Celltech to selected employees and full-time directors. Options granted under this scheme are subject to a performance requirement determined by the Remuneration Committee. Upon grant, such options will only become exercisable if our share price has exceeded the median growth in share price of a comparable group over a period of three to five years from the date of grant of the options. The comparable group selected is a total of approximately 70 to 80 companies, comprising larger members of the FT-SE Mid 250 index and small members of the FT-SE 100 index.

2. Revolving credit facility dated December 18, 2002 between Celltech Group plc, various other subsidiaries of Celltech, The Royal Bank of Scotland plc as Arranger, and the Banks and Agent defined therein. This Agreement provides a three year unsecured £65 million syndicated multi-currency medium term facility, due to expire in December 2005.

3. Agreement dated as of July 23, 2002 between Pharmacia AB and Celltech Pharmaceuticals Ltd re Dipentum®. This Agreement gives us exclusive sales, marketing and distribution rights to Dipentum®, which is marketed as a treatment for ulcerative colitis, an inflammatory bowel disorder, in the US until January 2005, at which time, we have the option to purchase Dipentum® outright at a purchase price of $5 million.

4. Option Agreement dated as of July 23, 2002, between Pharmacia AB and Celltech Pharmaceuticals Ltd. This Agreement was executed in connection with the agreement by which Pharmacia granted us the exclusive sales, marketing and distribution rights to Dipentum® in the US, and gives us the option to purchase the US rights to Dipentum® outright in January 2005, for an exercise price of $5 million.

5. Amendment to Option Agreement and Agreement dated as of April 15, 2004 between Pfizer Health AB and Celltech Pharmaceuticals Ltd. This Amendment amends the Option Agreement and Agreement listed in numbers 4 and 5 above to accelerate the purchase option granted by the Option Agreement from January 2005 to April 15, 2004. We exercised the option on such date.

6. Europe Asset Purchase Agreement dated as of September 2, 2002, between Pharmacia AB and Celltech Pharmaceuticals Ltd re Dipentum®. Pursuant to this Agreement we purchased the rights to Dipentum® from Pharmacia in European markets for $20 million.

7. Antibody Fragments Contract Manufacturing Agreement between Celltech R&D Limited and Biochemie GmbH, dated August 12, 2002. This agreement provides for the manufacture of our microbially produced antibody products, including CDP 870.

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

9. Xyrem® License and Distribution Agreement dated October 29, 2003 between Orphan Medical, Inc. and Celltech Pharmaceuticals, Ltd. This Agreement gives us exclusive registration, sales and marketing rights to Xyrem® in Europe. Xyrem® is marketed as a treatment for cataplexy in persons with narcolepsy.

10. Agreement for the Collaboration dated May 17, 2004 between UCB Farchim S.A. and Celltech R&D Ltd. This Agreement grants UCB co-exclusive worldwide rights to develop and commercialize CDP 870 for rheumatoid arthritis and other indications, but excluding Crohn’s disease.

11. Manufacturing Agreement dated June 30, 2003 between Lonza Limited and Celltech R&D Limited. This Agreement sets forth terms by which Lonza will manufacture at its Visp facility certain of our biological products using our proprietary technology. We have reserved capacity in both Lonza’s small-scale and large-scale biopharmaceutical manufacturing facilities through 2010.

D.	EXCHANGE CONTROLS

There are currently no UK foreign exchange controls that restrict the import or export of capital or the remittance of dividends, interest or other payments to non-resident holders of our securities.

E.	TAXATION

The following summary of certain US federal income tax and UK tax consequences is applicable to the ownership and disposition of Celltech Ordinary Shares or ADSs by a beneficial owner resident in the US and not resident in the UK for purposes of the current double taxation convention between the US and the UK, which came into force in March 2003 (the “New Income Tax Convention”), relating to, among other things, taxes on income and capital gains (such beneficial owner of a Celltech Ordinary Share or ADS hereinafter referred to as a “US Holder”). This summary has no binding effect or official status; a court might reach a contrary conclusion with respect to the issues discussed below if the conclusions were contested. The discussion set forth below does not address the tax consequences to a US corporation which controls, alone or with one or more associated corporations, at least 10% of our Ordinary Shares. Any such holder should consult its own tax advisor as to the tax consequences of owning ADSs. Furthermore, this discussion does not address any special US tax considerations that may be applicable to US Holders that are exempt from US federal income tax or that are regulated investment companies as defined in Section 851 of the US Internal Revenue Code of 1986, as amended (the “Code”).

This summary does not purport to be a complete technical description of all possible tax considerations and US Holders are advised to satisfy themselves as to the overall tax consequences, including specifically the consequences under US state and local laws, of the ownership and disposition of Celltech ADSs by consulting their own tax advisors.

For purposes of the New Income Tax Convention, the current US-UK convention for the avoidance of double taxation under estate and gift taxes (the “Estate Taxes Convention”) and the Code, US Holders of ADSs will be treated as the beneficial owners of the underlying Ordinary Shares that are represented by such ADSs.

This summary does not address the UK tax consequences to a US Holder that is resident (or, in the case of an individual, resident or ordinarily resident) for UK tax purposes in the UK or that carries on business in the UK through a branch or agency. Such a US Holder may be subject to UK tax if, among other things, such holder receives a dividend in respect of Ordinary Shares or when such holder disposes of ADSs.

            Taxation of Dividends

Dividends paid to a US Holder with respect to Celltech Ordinary Shares or ADSs will be taxable as ordinary income to the US Holder for US federal income tax purposes to the extent paid out of our current or accumulated earnings and profits, as determined for US federal income tax purposes, based on the US dollar value of the dividend on the date the dividend is actually or constructively received, calculated by reference to the exchange rate on the relevant date. The dividend included in a non-corporate US Holder’s income in taxable years beginning before January 1, 2009, may be eligible for US federal income taxation at a maximum rate of 15%.

The New Income Tax Convention will apply to dividends we make on or after May 1, 2003. However, notwithstanding the entry into force of the New Income Tax Convention, the tax treatment of a US Holder may continue to be governed by the previous double taxation convention between the US and the UK, in effect prior to the New Income Tax Convention (the “Old Income Tax Convention”), for a period of 12 months from the date on which the relevant provisions of the New Income Tax Convention came into effect, at the election on the US Holder.

Under the Old Income Tax Convention, a US Holder who is eligible for benefits under the Old Income Tax Convention with respect to income derived in connection with Ordinary Shares or ADSs and who receives a dividend from us may be entitled to a foreign tax credit for any UK tax deemed withheld under the Old Income Tax Convention. If a US Holder is so entitled, the foreign tax credit would be equal to one-ninth of any dividend received and would give rise to additional dividend income in the same amount. Under the New Income Tax Convention, there will be no hypothetical UK tax withheld. Thus, a US Holder will no longer be entitled to claim a foreign tax credit in respect of any dividends that we pay on or after May 1, 2003 (or May 1, 2004 in the case of a US Holder who effectively elects to extend the applicability of the Old Income Tax Convention). Each US Holder is urged to consult his or her tax advisor concerning whether the US Holder is eligible for benefits under the Old Income Tax Convention and the New Income Tax Convention and whether, and to what extent, a foreign tax credit will be available with respect to dividends received from us.

The US Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with claiming foreign tax credit for US Holders of ADSs. Accordingly, the analysis of the creditability of UK taxes described herein could be affected by future actions that may be taken by the US Treasury.

Each US Holder that relies on the Old Income Tax Convention should consider disclosing this reliance on the US Holder’s US federal income tax return. A US Holder that fails to disclose reliance on a treaty where disclosure is required would be subject to penalties under US federal income tax law.

Distributions by us in excess of current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a return of capital to the extent of the US Holder’s adjusted tax basis in our Ordinary Shares or ADSs and thereafter as capital gain.

Dividends paid by us will not be eligible for the dividends-received deduction allowed to US corporations in respect of dividends received from other US corporations.

US Holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss on any pounds sterling received on Celltech Ordinary Shares or ADSs which are not converted into US dollars on the date the pounds sterling are actually or constructively received.

A US Holder who receives a dividend from us will not have any further UK tax to pay in respect of the dividend.

          Taxation of Capital Gains

Upon a sale or other disposition of Celltech Ordinary Shares or ADSs, a US Holder will recognize gain or loss for US federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realized and the US Holder’s adjusted tax basis, determined in US dollars, in the Ordinary Shares or ADSs. Gain or loss recognized will be long-term capital gain or loss with respect to the Ordinary Shares or ADSs held for more than 12 months at the time of the sale or other disposition and any gain recognized generally will be income from sources within the US for foreign tax credit limitation purposes. The maximum non-corporate US federal income tax rate on net capital gains for capital assets held for more than one year is generally 15% for capital assets sold before January 1, 2009. For a corporate US Holder, all capital gains are currently taxed at the same rate as ordinary income.

A US Holder who is neither resident nor ordinarily resident for tax purposes in the UK will not normally be liable for UK tax on capital gains realized on the disposal of Celltech Ordinary Shares or ADSs. However, this will not apply if at the time of the disposal, the US Holder carries on a trade, which for this purpose includes a profession or vocation, in the UK through a branch, agency or permanent establishment and the disposed Ordinary Shares or ADSs are or have been used in or for the purposes of that trade or are or have been used or held by or for the purposes of the branch, agency or permanent establishment. An individual US Holder who is only temporarily not resident in the UK may, under anti-avoidance legislation, still be liable for UK tax on capital gains realized, subject to any available exemption or relief.

A US Holder that is liable for both US federal income tax and UK tax on a sale or other disposition of Celltech Ordinary Shares or ADSs should consult with his or her tax advisor to determine the US Holder’s entitlement to credit the UK tax against the US Holder’s US federal income tax liability.

          Backup Withholding and Information Reporting

The relevant paying agents for Celltech Ordinary Shares or ADSs must comply with information reporting requirements in connection with dividend payments or other taxable distributions made with respect to Ordinary Shares or ADSs within the US to a non-corporate US person. In addition, “backup withholding” at the current rate of 28% will apply to these payments unless the holder or beneficial owner provides an accurate taxpayer identification number in the manner required by US law and applicable regulations, certifies that the holder or beneficial owner is not subject to backup withholding, and the holder or beneficial owner otherwise complies with applicable requirements of the backup withholding rules.

Payment of the proceeds from the sale of Celltech Ordinary Shares or ADSs to or through a US office of a broker is subject to both US backup withholding and information reporting requirements, unless the holder or beneficial owner certifies its non-US status under penalties of perjury or otherwise establishes an exemption as described in the preceding paragraph. In general, neither US backup withholding nor information reporting will apply to a payment made outside the US of the proceeds of a sale of Ordinary Shares or ADSs through an office outside the US of a non-US broker. Special rules may require information reporting in the case of payments made outside the US of the proceeds of the sale of Ordinary Shares or ADSs through a US broker. Amounts withheld under the backup withholding rules may be credited against a holder’s US federal income tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

          UK Inheritance Tax

A Celltech ADS held by an individual whose domicile is determined to be the US for purposes of the Estate Tax Convention will not be subject to UK inheritance tax on the individual’s death or on a lifetime transfer of the ADS except, if the individual is a national of the UK, in certain cases where the ADS is placed in trust by a settler that is not domiciled in the US or is a national of the UK and in the exceptional case where the ADS is part of the business property of a UK permanent establishment of an enterprise or pertains to a UK fixed base of an individual used for the performance of independent personal services. The Estate Tax Convention generally provides a credit for the amount of any tax paid in the UK against the US federal tax liability in a case where the ADS is subject both to UK inheritance tax and to US federal estate or gift tax.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our primary market risk exposures are interest rate risk and foreign currency risk.

Interest Rate Sensitivity

Our exposure to market risk for changes in interest rates relates primarily to our debt obligations and cash investments. We centrally manage our debt and investment portfolios balancing investment opportunities, risks, tax consequences and overall financing strategies.

Our debt facilities at December 31, 2003 consisted of two unsecured items:

(a) A three-year unsecured £65 million syndicated multi-currency medium-term facility, due to expire in December 2005. The interest rate on drawings is 0.75% above LIBOR where the outstanding amount is less than 25% of the total commitment; 0.80% above LIBOR where the outstanding amount exceeds 25% of the total commitment but is less than 50% of the total commitment; 0.85% above LIBOR where the outstanding amount exceeds 50% of the total commitment but is less than 75% of the total commitment; and 0.90% above LIBOR where the outstanding amount exceeds 75% of the total commitment. As at December 31, 2003 and June 14, 2004, there were no outstanding drawings on the facility.

(b) An unsecured overdraft facility of £35 million gross, and £10 million net, with RBS.

Our investment portfolio consists of cash, short-term bank deposits and fully negotiable, highly liquid investments. Some of these investments are subject to interest rate risk and their fair value will decrease in value if market interest rates increase. However, as we expect to hold most of these investments until maturity, the realized value should not be affected to any significant degree by changes in market interest rates.

We received loan notes from PowderJect on the disposal of the vaccines business. PowderJect repaid these notes early following its acquisition by Chiron during 2003. The notes bore interest at 4% per annum (payable to us semi-annually).

Assuming variable rate debt and cash levels as at December 31, 2003, a one point change in interest rates would impact annual net interest income by £1.6 million.

Foreign Exchange Rate Sensitivity

We operate in international markets. A significant proportion of our profits arise in the US. Consequently, the results of the Company as reported in pounds sterling will be affected by the rate at which the US dollar results are translated into pounds sterling. We do not currently hedge against the effect of exchange rate differences resulting from the translation of foreign currency earnings but do, where appropriate, seek to protect, through foreign exchange forward instruments, any significant transactional exposures during the year.

We enter into UK GAAP cash flow hedges in respect of our US dollar royalties. As of December 31, 2003 we had $72.5 million of such cover in place at $1.53. All such contracts are due to mature during 2004. Despite having this forward cover in place we estimate that each $0.10 movement versus the 2003 average US dollar to sterling rate of $1.64 impacts net profit after tax by £5.0 million.

Market and Credit Risk

A large number of major international financial institutions are counterparties to the foreign exchange contracts and deposits transacted by us. Counterparties for such transactions entered into during 2003 have a long term credit rating of A or better. We monitor our credit exposure to our counterparties, together with their credit ratings, and, by policy, limit the amount of agreements or contracts we enter into with any one party. The notional amounts of financial instruments used in interest rate and foreign exchange management do not represent the credit risk arising through the use of these instruments. The immediate credit risk of these instruments is represented by the fair value of contracts with a positive value.

Cash at bank and liquid resources principally comprise money market deposits, commercial paper and investments. The investments are with counterparties having strong credit ratings.

We consider the possibility of material loss in the event of non performance by a financial counterparty or the non payment of an account receivable to be unlikely, other than as already provided for in the accounts.

Equity Price Risk

Equity investments classified as current assets are available for sale and we manage disposals to meet overall business requirements as they arise. As at December 31, 2003 the only equity investment valued by the group was in respect of a holding of 1.3 million shares in BioInvent, a company listed on the Danish Stock Exchange. The book value of the investment is £0.8 million, and the market value as at December 31, 2003 is £1.1 million.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Our Chief Executive Officer and our Chief Financial Officer carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as required by Exchange Act Rule 13a-14. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that as of the end of the period covered by this report our disclosure controls and procedures are effective in ensuring that material information about us and our subsidiaries, including the material information required to be disclosed in our filings under the Securities Exchange Act of 1934, is recorded, processed, summarized and communicated to them as appropriate to allow timely decisions regarding required disclosure.

There were no significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the date of the recent evaluation performed by our Chief Executive Officer and our Chief Financial Officer including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16. [RESERVED]

A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Philip Rogerson, a member of our audit committee, meets the requirements of an “audit committee financial expert” as defined by the SEC.

B. CODE OF ETHICS

We have adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. This can be found on our website at “www.celltechgroup.com”.

C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following summarizes the audit and non-audit fees paid to the auditor, KPMG Audit Plc:

	2003 £m	2002 £m	2001 £m
Audit services	0.4	0.3	0.3
Audit related services	0.3	0.1	0.1
Tax services	0.3	0.4	0.3

Total	1.0	0.8	0.7

All non-audit fees are approved by the Audit Committee. In May of each year the Audit Committee is circulated a copy of, and asked to approve a list of audit services which KPMG can perform on our behalf (‘pre-approved services’). Any assignments to be undertaken by KPMG which are not pre-approved require specific Audit Committee approval.

Audit Related Services

The expenditure for 2003 comprised audit related regulatory reporting of £0.1 million relating to pension and retirement plans, Managed Care and contract rebate audits and further assurance services of £0.2 million related principally to due diligence work in respect of potential acquisitions.

The expenditure for 2002 comprised audit related regulatory reporting of £0.1 million relating principally to the pension plan, Managed Care and contract rebate audits.

The expenditure for 2001 comprised further assurance services of £0.1 million relating principally to due diligence and other associated work in respect of the Thiemann acquisition.

Tax Services

Tax services in 2003 comprised tax compliance of £0.2 million and advisory services of £0.1 million.

Tax services in 2002 comprised tax compliance of £0.2 million and advisory services of £0.2 million.

Tax services in 2001 comprised tax compliance of £0.1 million and advisory services of £0.2 million.

GLOSSARY

Acute Myeloid Leukemia — An aggressive cancer of the white blood cells.

Affinity — A measure of binding strength and stability of a complex of two molecules which interact, particularly antibodies and antigens.

Affinity Purification Step — A means of separating a substance out from other substances using a molecule which specifically interacts with the target substance.

Aggrecanase — A type of metalloproteinase thought to be responsible for cleaving important structural components of human cartilage.

Angiogenesis — Growth and proliferation of new blood vessels.

Antagonist — An agent that blocks the functioning of a receptor.

Antibody — A protein that binds to specific molecules known as antigens. The binding of an antibody to its antigen may block the activity of the antigen.

Antibody Conjugation — The process whereby drugs are attached to antibodies.

Antibody Fab Fragment — One of the fractions or arms of the Y shape antibody molecule which is involved in binding antigen.

Antibody Humanization — A process whereby monoclonal antibodies are modified to prevent an immune response in human patients.

Antigen — A substance that causes the formation of an antibody or elicits a cellular response.

Anti-proliferative — Inhibiting the process of cell division.

Assay — A quantitative or qualitative analysis of the composition of a material, and in the case of immunoassays, could utilize a monoclonal antibody, a polyclonal antibody or both.

Attention Deficit Hyperactivity Disorder (ADHD) — Most commonly, a childhood behavioral disorder characterized by developmentally inappropriate levels of attention, concentration, activity, distractibility and impulsivity.

Autoimmune Disease — A disease that is caused when an individual produces an immune reaction against its own tissues.

Bioinformatics — The use of computer software to search protein and DNA sequence databases for biological discovery.

Biopharmaceutical — A biological molecule such as a protein or potentially, a nucleic acid, which is used as a therapeutic agent.

Boss Patent — The patent relating to the expression of multichain proteins, such as antibodies in single host cells. Celltech R&D’s Boss US patent was revoked and terminated in December 2001 as part of our settlement with Genentech of a long-running patent dispute. See “Item 8—Financial Information—Litigation.”

Calicheamicin — A novel cytoxic antibiotic from Wyeth.

CD22 — A cell surface molecule found on B cells involved in cell-to-cell adhesion and signaling.

CD40 — A protein expressed on antigen-presenting cells and B cells; signaling through CD40 regulates the release of inflammatory cytokines and induction of antibody production; ligand is CD40L.

CD40L — A protein expressed on activated T-lymphocytes capable of regulating antibody production by B cells; receptor is CD40.

CGMP, cGMP or “current Good Manufacturing Practice” — A set of regulations to be followed when manufacturing drugs for human use.

Chemical Synthesis — Stepwise reactions to create a chemical substance for drug discovery.

Clinical Trial — A trial of safety and efficacy carried out in human subjects. Clinical Trials are normally carried out in three or four phases, as follows:

Phase I — Small scale studies to demonstrate safety, tolerance and the biodistribution and metabolism of the development drug.

Phase II — Small to medium scale studies, usually placebo controlled, to demonstrate the efficacy of the development drug in the target patient group.

Phase III — Large scale studies comparing the most effective dose of the development drug with alternative treatments and/or with placebo.

Phase IV — Large scale, post-marketing studies, mainly carried out to extend the drug label.

Computational Chemistry — The use of computer software programs for modeling chemical properties, for example: charge, interaction with proteins and structure.

Crohn’s Disease — An inflammatory disease of the gut.

Cytokine — A molecule which acts as a chemical messenger in the body, predominantly between cells of the immune system.

Edema — Swelling due to fluid in the tissues.

Effector — The component of an antibody which effects functions such as cell killing.

Fed Batch Fermentation — A culture of cells in a liquid medium in which additional nutrients are fed during the course of the process. This generally takes place in highly controlled aseptic conditions.

Fenfluramine — An appetite suppressant formerly used in the adjunctive management of exogenous obesity. Although its mechanism of action is unclear, it is thought to be related to brain levels of serotonin or to increased glucose utilization.

G protein coupled receptors — Seven-transmembrane domain receptors that are involved in the transduction of signals from the cell surface into the cell.

Genomics — The study of the genetic make up of an organism. Functional genomics comprises the identification of genes related to specific cellular functions.

Glycobiology — The study of the structure and functions of carbohydrates, the processes by which carbohydrates are formed and destroyed in the human body, and the biological processes in which they participate.

Heparanase — An enzyme which is able to degrade components of the extra – Cellular matrix which are referred to as heparan sulphate glycosaminoglycan chains.

Humanized Antibody — A genetically engineered antibody, comprised predominantly of human antibody primary amino acid sequence, save for those amino acid residues that are responsible for binding to antigen, which are typically of rodent origin.

Immune Response — A response mounted by the body in the face of the introduction of a foreign substance, consisting of the production of antibodies against that substance.

Immunogenicity — The potential of a molecule to induce an antibody response in the recipient.

Immunoglobulin — A protein molecule consisting of two heavy chains and two light chains, antibodies fall within the category of immunoglobulins.

Immunoglobulin G — An Immunoglobulin of class G, the structure commonly used for therapeutic antibodies.

Inflammatory Bowel Disorder (IBD) — Usually of one or two types, namely Crohn’s Disease or ulcerative colitis, and associated with chronic disability in many patients.

Integrin — A cell surface adhesion molecule.

Interstitial Fluid Pressure — A pressure gradient in tissues, which allows fluid to leave the capillary pass through the matrix and enter the lymphatic vessel.

Kinase — See “Protein Kinase”.

Lymphocyte — A small cell with virtually no cytoplasm, found in blood, all tissue and lymphoid organs (e.g., lymph nodes and the spleen). Lymphocytes are active in immunological responses in the body, including the production of antibodies.

Matrix Metalloproteinase — A zinc atom containing class of protease capable of cleaving components of the extracellular matrix.

Microbial — Relating to microbiological cells such as bacteria or fungi.

Monoclonal Antibody — A homogeneous antibody that is produced by a clone of antibody-forming cells and that binds with a specific site on an antigen.

Multiple Sclerosis (MS) — A neuronal progressive de-myelinating disease causing episodic symptoms of poor muscular control and paralysis.

NSCLC — Non-small cell lung cancer.

Osteoporosis — An age-related bone disease that results in decreased bone mineral density and consequently increased risk of fracture.

Parallel Synthesis — A method for the rapid synthesis of a large number of molecules from a common template which usually involves automation technology. Often used to derive libraries or collections of compounds for the purposes of discovering new lead molecules or for optimizing the properties of an existing lead molecule to help accelerate the process of drug discovery. This method is also referred to as “combinatorial chemistry.”

PDGF (Platelet Derived Growth Factor) — A connective tissue growth factor involved in embryological development, cell proliferation, cell migration and survival.

PEGylation — The chemical addition of polyethylene glycol (PEG) to another molecule.

Pharmacokinetics — The pattern and timing of the processing and elimination of a drug by the body.

Phentermine — A catecholaminergic drug with minor sympthaomimetic and stimulant effects. In the UK, it is licensed for use as an adjunct to the treatment of selected patients with moderate to severe obesity. The drug is not recommended for the routine management of severe obesity.

Phosphodiesterase — An enzyme that breaks down cyclic adenocine mono-phosphate (AMP), a cell chemical with a central role in many energy requiring processes.

Protein Kinase – An enzyme that catalyses the transfer of a phosphate molecule from adenosine tri-phosphate (ATP) to either itself or another protein.

Proteomics — The comprehensive study of proteins expressed in cells, tissue and body fluids.

Psoriasis — A chronic recurring inflammatory disease mainly affecting the skin. It occurs due to the overproduction of skin cells, producing raised, reddish areas of skin with flaky scales.

Receptor — A molecule which is presented on the surface of a cell which allows the cell to bind and respond to soluble mediators or similar molecules presented on the surface of adjacent cells.

Recombinant — Refers to DNA which has been engineered and recombined into the nucleus of a producer cell to bring about expression of a particular protein.

Rheumatoid Arthritis (RA) — A progressive and destructive inflammation of the joints.

Sclerostin — The protein product of the SOST gene, dysfunction of which gives rise to diseases charaterised by bone over growth.

Systemic lupus erythematosus (SLE or lupus) — A chronic disorder in which the immune system becomes hyperactive, forming antibodies that attack normal tissues and organs.

T-Cell — A lymphocyte which undergoes a developmental stage in the thymus and plays a major factor in a variety of cell-mediated immune reactions. (Synonymous with T-Lymphoctye.)

TNFa or TNF Alpha — Tumor Necrosis Factor a or alpha. A large polypeptide produced and secreted by cells during inflammatory damage.

Vaccine — A preparation of antigenic material used to stimulate antibody production and thus confer active immunity against a specific disease or group of diseases.

PART III.

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18. FINANCIAL STATEMENTS

ITEM 19. EXHIBITS

EXHIBIT NO.	EXHIBIT TITLE

*1.1	Memorandum and Articles of Association of Celltech Group plc.

2.1	Second Amended and Restated Deposit Agreement, dated as of January 25, 2000, among Celltech, The Bank of New York, as Depositary, and the holders from time to time of the ADRs issued there under; including the form of ADR (incorporated by reference to Exhibit A to Celltech’s Registration Statement on Form F-6 (File No. 33-38186).

2.2	Note Purchase Agreement, dated as of December 17, 1998, between Medeva PLC and various purchasers (incorporated by reference to Exhibit A to the exhibits to the Medeva PLC Annual Report on Form 20-F filed with the Commission on June 30, 1999).

**4.1	Lease dated December 22, 1986 between Slough Trading Estate Limited and Celltech.

**4.2	Lease dated August 3, 2000 between Granta Park Limited, Iceni Estates Limited, Chiroscience R&D Limited and Chiroscience Group Limited.

**4.3	Lease Agreement dated December 21, 1987 between Brixton Estate plc and Celltech Pharmaceuticals (formerly Evans Medical Limited) (incorporated by reference to the exhibits to the Medeva PLC Registration Statement on Form 20-F filed with the Commission on September 20, 1991).

*4.4	Lease dated March 9, 2001 between Slough Trading Estate Limited and Celltech Chiroscience Limited.

**4.5	Celltech Group 1993 Executive Share Option Scheme.

**4.6	Celltech Executive Share Option Scheme 1999.

**4.7	Celltech Limited Executive Pension Scheme.

**4.8	The Medeva PLC US Executive Share Option Scheme as amended on December 15, 1999.

**4.9	The Medeva PLC US Executive Stock Option Plan as amended on December 15, 1999.

*4.10	Celltech Group plc 2001 Discretionary Share Option Scheme.

*4.11	Celltech Group plc Deferred Bonus Plan.

*4.12	Asset Purchase Agreement, dated June 6, 1996, between Medeva PLC, Medeva Rochester Inc., Fisons Corporations, Fisons Investments, Inc., Fisons PLC and Fisons B.V.

***4.13	Amendment No. 1, dated July 2, 1996, to the Asset Purchase Agreement, dated June 6, 1996, among Fisons Corporation, Fisons Investments, Inc., Fisons PLC, Fisons B.V., and Medeva PLC and Medeva Pharmaceuticals Manufacturing, Inc.

***4.14	Amendment No. 2, dated December 19, 1996, to the Asset Purchase Agreement, dated June 6, 1996, among Fisons Corporation, Fisons Investments, Inc., Fisons PLC, Fisons B.V. and Medeva PLC and Medeva Pharmaceuticals Manufacturing, Inc.

**4.15	License and Supply Agreement dated as of June 15, 1999 between Darwin Discovery Ltd. and Abbott International, Ltd.+

**4.16	License and Supply Agreement dated June 14, 1999 between Darwin Discovery Ltd. and Purdue Pharma L.P.+

**4.17	License Agreement dated September 4, 1998 between Darwin Discovery Ltd. and Maruishi Pharmaceuticals Company Limited.+

EXHIBIT NO.	EXHIBIT TITLE

**4.18	Amended and Restated Collaboration Agreement dated July 24, 2000 between Celltech Chiroscience Limited and American Home Products Corporation (now known as Wyeth).+

****4.19	Revolving Credit Facility dated December 18, 2002 between Celltech Group plc, various other subsidiaries of Celltech, The Royal Bank of Scotland plc as Arranger, and the Banks and Agent defined therein.

****4.20	Agreement dated as of July 23, 2002 between Pharmacia AB and Celltech Pharmaceuticals Ltd +

****4.21	Option Agreement dated as of July 23, 2002 between Pharmacia AB and Celltech Pharmaceuticals Ltd +

****4.22	Europe Asset Purchase Agreement dated as of September 2, 2002, between Pharmacia AB and Celltech Pharmaceuticals Ltd +

****4.23	Antibody Fragments Contract Manufacturing Agreement between Celltech R&D Limited and Biochemie GmbH, dated August 12, 2002 +.

****4.24	Multi-currency overdraft facility dated January 29, 2003 of £20 million gross and £10 million net with The Royal Bank of Scotland plc.

4.25	Xyrem License and Distribution Agreement dated as of October 29, 2003 between Orphan Medical Inc. and Celltech Pharmaceuticals Ltd (filed herewith)+

4.26	Amendment to Option Agreement and Agreement dated as of April 15, 2004 between Pfizer Health AB and Celltech Pharmaceuticals Ltd. (filed herewith)+

4.27	Agreement for the Collaboration dated May 17, 2004 between Celltech R&D Ltd. and UCB Farchim S.A. (filed herewith)+

4.28	Manufacturing Agreement dated June 30, 2003 between Lonza Limited and Celltech R&D Limited (filed herewith)+

8.1	Subsidiaries of Celltech (filed herewith).

10.1	Consent of KPMG Audit Plc, independent auditors (filed herewith).

12.1	Certification of Deputy Chief Executive Officer and Finance Director pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

12.2	Certification of Group Chief Executive pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

13.1	Certification of Finance Director and Group Chief Executive pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).

*	Incorporated by reference to the exhibits to the Celltech Group plc Annual Report on Form 20-F filed with the Commission on June 15, 2001.
**	Incorporated by reference to the exhibits to Celltech’s Registration Statement on Form F-4 (File No. 333-12550).
***	Incorporated by reference to the exhibits to the Medeva PLC Annual Report on Form F-4 (File No. 333-12550).
****	Incorporated by reference to the exhibits to the Celltech Group plc Annual Report on Form 20-F filed with the Commission as of June 30, 2003.
+	Confidential treatment has been granted or requested for the deleted portions of Exhibits 4.15, 4.16, 4.17, 4.18, 4.20, 4.21, 4.22, 4.23, 4.25, 4.26, 4.27 and 4.28.

CELLTECH GROUP PLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors

Celltech Group plc

We have audited the accompanying consolidated balance sheets of Celltech Group plc and subsidiaries (“Celltech”) as at December 31, 2003 and 2002 and the related consolidated profit and loss accounts, consolidated statements of movements in shareholders’ funds, consolidated statements of total recognized gains and losses and the consolidated statements of cash flow for each of the years in the three year period ended December 31, 2003. These consolidated financial statements are the responsibility of Celltech’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Celltech as of December 31, 2003 and 2002 and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2003, in conformity with generally accepted accounting principles in the United Kingdom.

Generally accepted accounting principles in the United Kingdom vary in certain significant respects from the accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 30 to the consolidated financial statements.

KPMG Audit Plc

Chartered Accountants

Registered Auditor

London, England

March 15, 2004

CELLTECH GROUP PLC

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

	Notes	Year ended December 31, 2003		Year ended December 31, 2002		Year ended December 31, 2001
		(£ million, except share and per share amounts)
Turnover	2	353.3		329.6		303.1
Cost of sales		(101.5)		(94.7)		(83.5)

Gross profit		251.8		234.9		219.6

Operating profit/(loss):

Continuing operations before goodwill and exceptional items	4	49.5		49.0		44.2

Exceptional items	5	(18.9)		—		(7.8)
Amortization of goodwill	11	(94.2)		(93.7)		(92.6)

Group operating loss		(63.6)		(44.7)		(56.2)
Losses on the termination of operations		(14.6)		—		—
Provision against fixed asset investment		(7.0)		—		—

Loss on ordinary activities before interest		(85.2)		(44.7)		(56.2)
Net interest receivable	6	2.7		1.4		3.6

Loss on ordinary activities before taxation		(82.5)		(43.3)		(52.6)
Taxation	8	28.6		(2.5)		(2.9)

Loss for the period		(53.9)		(45.8)		(55.5)

Accrual for unpaid preference share dividend transferred to other reserves		0.1		0.2		0.2
Transfer from profit and loss account reserve		(54.0)		(46.0)		(55.7)

Net transfer from reserves		(53.9)		(45.8)		(55.5)

Loss per share: Basic	9	(19.5	)p	(16.7	)p	(20.3	)p
Diluted	9	(19.5	)p	(16.7	)p	(20.3	)p
Average number of ordinary shares outstanding during the year (millions)		276.4		275.4		274.5

See accompanying Notes to the Consolidated Financial Statements

CELLTECH GROUP PLC

CONSOLIDATED STATEMENTS OF TOTAL RECOGNIZED GAINS AND LOSSES

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
	(£ million)
Loss for the period	(53.9)	(45.8)	(55.5)
Currency translation difference on foreign currency net investments and net borrowings	(4.9)	(11.0)	0.3

Total recognized losses for the period	(58.8)	(56.8)	(55.2)

See accompanying Notes to the Consolidated Financial Statements

CELLTECH GROUP PLC

CONSOLIDATED BALANCE SHEETS

	Notes	December 31, 2003	December 31, 2002
		(£ million)
Fixed assets
Intangible assets	11	351.4	439.9
Tangible assets	12	87.3	95.2
Investments	13	2.8	40.2

Total fixed assets		441.5	575.3
Current assets
Stock	14	36.4	43.4
Debtors	15	77.5	76.6
Equity investments	16	0.8	—
Liquid resources	17	116.5	24.0
Cash	17	38.5	81.1

Total current assets		269.7	225.1

Creditors: amounts falling due within one year	18	(149.9)	(160.1)

Net current assets		119.8	65.0

Total assets less current liabilities		561.3	640.3

Creditors: amounts falling due after more than one year	19	(5.7)	(12.7)

Provisions for liabilities and charges	20	(49.7)	(63.2)

Net assets		505.9	564.4

Capital and reserves
Called up share capital		138.8	141.3
Share premium account		88.5	83.3
Other reserves		619.1	621.4
Profit and loss account		(340.5)	(281.6)

Shareholders’ funds (1) (2)		505.9	564.4

(1)	An analysis of shareholders’ funds between equity and non-equity interests is given below:

	December 31, 2003	December 31, 2002
	(£ million)
Equity interests	505.9	558.6
Non-equity interests	—	5.8

Shareholders’ funds	505.9	564.4

Non-equity interests at December 31, 2002 comprised 6.9% convertible redeemable preference shares and accrued unpaid preference share dividends.

See accompanying Notes to the Consolidated Financial Statements

CELLTECH GROUP PLC

CONSOLIDATED STATEMENTS OF CASH FLOW

	Notes	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
		(£ million)
Net cash flows from operating activities	26	53.9	49.4	38.7
Returns on investments and servicing of finance
Interest received		7.5	2.8	5.1
Interest paid		(2.6)	(2.5)	(2.4)
Interest paid on finance leases		(0.1)	(0.1)	(0.2)

		4.8	0.2	2.5

Taxation	26	(2.8)	(3.6)	8.7

Capital expenditure and financial investment	26	3.4	(26.1)	(22.3)

Acquisitions and disposals
Acquisition of subsidiaries	22	(106.1)	—	(29.2)
Cash acquired with subsidiaries	22	27.1	—	3.0
Cash funding in respect of businesses held for resale		(0.9)	—	(4.1)
Proceeds from sale of businesses held for resale	23	6.4	—	15.3
Net proceeds from European asset sales		—	—	3.0
Other		—	—	(1.5)
Acquisition of own shares		(1.4)	—	—

Cash generated by business activities		(74.9)	—	(13.5)

Management of liquid resources
Decrease/(increase) in liquid resources		7.0	30.1	(7.0)

Financing	26	(28.9)	0.9	(1.7)

(Decrease)increase in cash		(37.5)	50.9	5.4

Reconciliation of net cash flow to movements in net funds
(Decrease)/increase in cash		(37.5)	50.9	5.4
Acquisition of OGS liquid resources		99.5	—	—
(Decrease)/increase in liquid resources		(7.0)	(30.1)	7.0

Total increase in cash and liquid resources		55.0	20.8	12.4
Loans and finance leases acquired with subsidiaries		—	—	(5.4)
Loans and finance leases disposed with asset sales		—	—	0.3
Decrease in long term debt and repayment of capital element of finance leases		29.2	1.1	6.7

Movement in net funds in the period	26	84.2	21.9	14.0
Net funds at beginning of period	26	72.2	53.1	38.6
Exchange (loss)/gain	26	(2.4)	(2.8)	0.5

Net funds at end of period	26	154.0	72.2	53.1

See accompanying Notes to the Consolidated Financial Statements

CELLTECH GROUP PLC

CONSOLIDATED STATEMENT OF MOVEMENTS IN SHAREHOLDERS’ FUNDS

	Called up share capital	Share premium account (1)	Other reserves (1) (2)	Profit and loss account	Total
	(£ million)
At January 1, 2001	140.4	77.2	621.0	(169.2)	669.4

Proceeds of exercise of Celltech share options	0.6	4.4	—	—	5.0
Currency translation difference on foreign currency net investments and net borrowings	—	—	—	0.3	0.3
Accruals for unpaid preference share dividends transferred to other reserves (4)	—	—	0.2	(0.2)	—
Net transfer to profit and loss account	—	—	—	(55.5)	(55.5)

At December 31, 2001	141.0	81.6	621.2	(224.6)	619.2
Proceeds of exercise of Celltech share options	0.3	1.7	—	—	2.0
Currency translation difference on foreign currency net investments and net borrowings	—	—	—	(11.0)	(11.0)
Accruals for unpaid preference share dividends transferred to other reserves (4)	—	—	0.2	(0.2)	—
Net transfer to profit and loss account	—	—	—	(45.8)	(45.8)

At December 31, 2002	141.3	83.3	621.4	(281.6)	564.4
Proceeds of exercise of Celltech share options	—	0.3	—	—	0.3
Preference shares redeemed	(3.4)	—	(2.4)	—	(5.8)
Shares issued to meet redemption	0.9	4.9	—	—	5.8
Currency translation difference on foreign currency net investments and net borrowings	—	—	—	(4.9)	(4.9)
Accruals for unpaid preference share dividends transferred to other reserves (4)	—	—	0.1	(0.1)	—
Net transfer to profit and loss account	—	—	—	(53.9)	(53.9)

At December 31, 2003	138.8	88.5	619.1	(340.5)	505.9

(1)	Share premium account and other reserves are not distributable.
(2)	Other reserves arose upon reorganizations of the Celltech and Chiroscience group structures, merger adjustments in relation to the merger of Celltech and Chiroscience, adjustments arising from the share for share acquisitions of Medeva and Cistron and finally the accrual for unpaid preference share dividends. All movements in the years disclosed above are solely in relation to unpaid preference share dividends. During 2003 the preference shares were redeemed (see F-7).
(3)	The cumulative goodwill written off to reserves was £60.5 million (2002: £60.5 million, 2001: £ 60.5 million).
(4)	An accrual has been made for dividends not paid on convertible preference shares. Preference share dividends become payable in cash only if and to the extent that the consolidated balance sheet of the Celltech Group plc shows positive distributable reserves. The accrual is held in other reserves since, it is likely that the dividends will be discharged at the time of conversion of the preference shares by the issue of additional ordinary shares. During 2003 the preference shares were redeemed (see F-7).

See accompanying Notes to the Consolidated Financial Statements

CELLTECH GROUP PLC

CONSOLIDATED STATEMENT OF MOVEMENTS IN SHAREHOLDERS’ FUNDS —

(Continued)

	6.9% convertible redeemable cumulative preference shares of £1 each		Ordinary shares of 50p each		Total
	Number	(£ million)	Number	(£ million)	(£ million)
Authorized

At December 31, 2001, 2002 and 2003	3,467,790	3.4	373,064,416	186.5	189.9

Allotted, called up and fully paid
At January 1, 2001	3,467,790	3.4	273,845,647	137.0	140.4
Share options exercised	—	—	1,121,616	0.6	0.6

At December 31, 2001	3,467,790	3.4	274,967,263	137.6	141.0
Share options exercised	—	—	560,041	0.3	0.3

At December 31, 2002	3,467,790	3.4	275,527,304	137.9	141.3
Preference shares redeemed	(3,467,790)	(3.4)	—	—	(3.4)
Shares issued to meet redemption	—	—	1,956,798	0.9	0.9
Share options exercised	—	—	170,351	—	—

At December 31, 2003	—	—	277,654,453	138.8	138.8

The preference shares had a term of 10 years and could have been converted to ordinary shares at a price of £3 per ordinary share at any time until March 31, 2003.

On March 31, 2003, 3.5 million convertible redeemable cumulative preference shares were converted into ordinary shares at a price of £3 per share. In addition the cumulative unpaid interest accrual of £2.4 million on these preference shares was also converted to ordinary shares at a price of £3 per share. In total 1,956,798 new ordinary shares were issued on the conversion of the preference shares equating to a redemption of £5,870,394 of preference shares and related interest.

See accompanying Notes to the Consolidated Financial Statements

CELLTECH GROUP PLC

CONSOLIDATED STATEMENT OF MOVEMENTS IN SHAREHOLDERS’ FUNDS —

(Continued)

Other reserves at the end of each relevant year are presented below:

	December 31, 2003	December 31, 2002	December 31, 2001
	(£ million)
Other reserves arising on Celltech Group structure reorganization	8.8	8.8	8.8
Accruals for unpaid preference share dividends transferred to other reserves (4)	—	2.4	2.2
Chiroscience merger adjustments	66.2	66.2	66.2
Other reserves arising on Chiroscience group structure reorganization	11.5	11.5	11.5
Medeva acquisition	869.6	869.6	869.6
Cistron acquisition	11.7	11.7	11.7
Options exercised over Medeva post acquisition	5.1	5.1	5.1
Impairment of Medeva goodwill	(353.9)	(353.9)	(353.9)
Other	0.1	—	—

Total	619.1	621.4	621.2

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

The significant changes in the composition of the Group over the last 3 years are set out below:

On April 14, 2003 the Group gained effective control of Oxford GlycoSciences (OGS) a company listed on the London Stock Exchange.

On October 1, 2001, Celltech completed its acquisition of Thiemann SA, the parent company of Thiemann Arzneimittel GmbH & Co KG (“Thiemann”).

Accounting convention

The financial statements are prepared under the historical cost convention and in accordance with applicable UK accounting standards.

Acquisitions

The OGS and Thiemann transactions have been accounted for as acquisitions.

Basis of consolidation

The consolidated financial statements include the results of the Company and all of its subsidiary undertakings.

Income recognition

Revenue from product sales is recorded as turnover at the invoiced amount (excluding sales and value added taxes) less estimated provisions for product returns, wholesale chargebacks and rebates given to Medicaid, managed care and other customers. Cash discounts for prompt payment are also deducted from sales on an accrual basis. Revenue is recognized when title passes which is usually either on shipment or on receipt of goods by the customer depending on local trading terms.

Royalties are recorded as turnover and recognized on a time accrual basis unless there remains uncertainty over their collection, in which case recognition is deferred until such uncertainties are removed which is typically on cash receipt.

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

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

1. DESCRIPTION OF BUSINESS AND ACCOUNTING POLICIES — (Continued)

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

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

1. DESCRIPTION OF BUSINESS AND ACCOUNTING POLICIES — (Continued)

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

Preference share dividends

Accumulated unpaid preference share dividends are accounted for as a reserves accrual (see consolidated statement of movements in shareholders’ funds.) During the year ended December 31, 2003 the preference shares in existence were redeemed.

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

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

1. DESCRIPTION OF BUSINESS AND ACCOUNTING POLICIES — (Continued)

Equity investments

Equity investments are valued at the lower of cost and net realizable value. In determining net realizable values, market values are used in the case of listed investments and Directors’ estimates are used in the case of unlisted investments.

Deferred taxation

Deferred taxation is provided on timing differences that have originated but not reversed by the balance sheet date except as otherwise required by FRS19 on a non-discounted basis. Deferred taxation assets are recognized only to the extent that it is more likely than not that there will be suitable taxable profits from which future reversals of the underlying timing difference can be deducted.

Contingent liabilities

The Group is involved in certain legal proceedings arising in the normal course of its business, as discussed in the contingent liabilities note to the Financial Statements (Note 29). Provision is made in the accounts for all liabilities which might be reasonably expected to materialize from these claims.

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

Companies Act 1985

These financial statements do not constitute the Company’s statutory accounts within the meaning of section 240 of the Companies Act 1985 of Great Britain. Statutory accounts for the years ended December 31, 2003, 2002 and 2001, on which the auditors’ reports were unqualified, have been delivered to the Registrar of Companies for England and Wales.

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

2. SEGMENTAL INFORMATION

Turnover by geographical destination

Turnover is represented by product sales, technology license fees, contract manufacture and royalties receivable during the year. Income receivable as milestones arising from research and development collaborations is treated as “Other income”.

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
United States	243.7	231.8	220.2
UK	51.1	41.9	46.3
Rest of Europe	51.1	48.5	29.6
Rest of World	7.4	7.4	7.0

	353.3	329.6	303.1

Turnover comprises £259.2 million (2002: £252.9 million) of product sales and £94.1 million (2002: £76.7 million) of royalty income. Royalty income includes £10.5 million of forward hedging exchange gains. In the year ended December 31, 2002 foreign exchange gains of £3.7 million are included in cost of sales. The Group considers that the revised 2003 presentation reflects more appropriately the nature of the hedging transaction.

In 2003, two customers individually accounted for more than 10% of Group turnover. These two customers account for turnover of £105.6 million, which is 30% of total turnover.

In 2002, one customer accounted for more than 10% of Group turnover. This single customer accounted for turnover of £42.0 million, which is 12.7% of total turnover.

In 2001, one customer accounted for more than 10% of Group turnover. This single customer accounted for turnover of £46.0 million, which is 15% of total turnover.

The above customers are large US wholesalers.

Geographic analysis by country of origin

	Turnover			Net Assets
	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
	(£ million)
USA	168.4	162.5	166.4	234.1	313.2	361.7
UK	132.0	116.2	102.5	216.8	186.0	178.0
Rest of Europe	52.9	50.9	34.2	55.0	65.2	79.5

Total	353.3	329.6	303.1	505.9	564.4	619.2

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

2. SEGMENTAL INFORMATION — (Continued)

	Loss on ordinary activities before interest
	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
	(£ million)
USA	(17.4)	(18.1)	(19.0)
UK	(57.1)	(24.9)	(39.4)
Rest of Europe	(10.7)	(1.7)	2.2

Total	(85.2)	(44.7)	(56.2)

	Long Lived Assets
	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
	(£ million)
USA	44.4	55.8	65.1
UK	41.3	37.0	36.6
Rest of Europe	1.6	2.4	1.8

	87.3	95.2	103.5

Operating Segments

The operations of Celltech are organized into two segments: those of Celltech R&D and those of Celltech Pharmaceuticals. The Celltech R&D division is responsible for the Group’s research and development activities and accounts for external royalty income and milestone fees. Celltech Pharmaceuticals is responsible for the distribution and sales of manufactured products. The segments reflect the organization used by management for internal reporting. Substantially all turnover and operating profits are generated from the Group’s principal activities, which are the research and development of novel therapeutic products for human use and the development, manufacture and sale of prescription pharmaceutical products.

All amounts reported below are accounted for on the same basis as the accounting policies described in Note 1.

	Turnover			Segment Operating Income
	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
	(£ million)
Celltech R&D	94.1	76.7	61.4	(23.0)	(15.5)	(25.0)
Celltech Pharmaceuticals	259.2	252.9	241.7	72.5	64.5	69.2

	353.3	329.6	303.1	49.5	49.0	44.2

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

2. SEGMENTAL INFORMATION — (Continued)

There is no inter-segmental turnover. The operating income analysis excludes exceptional items and goodwill amortization, because this is not allocated for management purposes.

	Depreciation			Capital Expenditure*
	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
	(£ million)
Celltech R&D	5.5	5.5	4.4	7.4	6.0	7.5
Celltech Pharmaceuticals	8.4	7.8	8.2	7.6	5.8	8.6

	13.9	13.3	12.6	15.0	11.8	16.1

*	Capital expenditure relates to the cash outflow for the purchase of tangible assets.

	Segmental Assets
	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
	(£ million)
Celltech R&D	76.4	64.5	65.7
Celltech Pharmaceuticals	122.8	107.1	67.0
Goodwill	306.7	392.8	486.5

	505.9	564.4	619.2

Goodwill has not been allocated to the segments on an internal reporting basis. The intangible assets acquired during the year ended December 31, 2003 have been allocated to Celltech Pharmaceuticals. During the year ended December 31, 2002 Celltech acquired the product rights to Dipentum (Note 11). This intangible has been allocated to Celltech Pharmaceuticals. During the year ended December 31, 2001 Celltech acquired an intangible asset for £11.8 million representing a technology access fee (Note 11). This intangible asset has been allocated to Celltech R&D. The assets above exclude intra-divisional balances.

3. OTHER INCOME

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
	(£ million)
Pfizer income	—	6.4	17.5
Other milestone income	1.5	1.7	1.3
Disposal of product licenses	0.5	—	—
Other collaboration income	0.5	—	—

	2.5	8.1	18.8

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

3. OTHER INCOME — (Continued)

During the year ended December 31, 2003, Pfizer gave notice of their intention to terminate their participation in the development of CDP 870 from February 2004. Consequently no further income will be received from Pfizer with regard to this collaboration.

The Pfizer (formerly Pharmacia) income in 2002 of $10 million (£6.4 million) relates to the successful completion of Phase II studies/commencement of Phase III studies of CDP 870 in the rheumatoid arthritis indication.

The Pfizer (formerly Pharmacia) income in 2001 relates to $25 million (£17.5 million) of the $50 million initial payment received from Pharmacia for the co-development and co-promotion of CDP 870. The income recognized is in relation to the non-refundable, non-creditable signature payment for the license. The remainder of the upfront payment will be offset against CDP 870 research and development expenditure incurred by the Group. Research and development expenditure in 2003 is shown net of £0.6 million (2002: £3.7 million) funding. The remaining balance of £4.8 million is held on the balance sheet within accruals and deferred income detailed in Note 18.

4. OPERATING LOSS

A more detailed breakdown of the operating loss is set out below:

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
	Continuing operations	Continuing operations	Continuing operations
	(£ million)
Turnover	353.3	329.6	303.1
Cost of sales	(101.5)	(94.7)	(83.5)

Gross profit	251.8	234.9	219.6

Investment in research and development	(106.1)	(95.7)	(90.7)
Selling, marketing and distribution expense	(67.4)	(71.5)	(78.6)
Corporate and general administrative expenses	(31.3)	(26.8)	(24.9)
Exceptional items	(18.9)	—	(7.8)
Goodwill amortization	(94.2)	(93.7)	(92.6)
Total corporate and general administrative	(144.4)	(120.5)	(125.3)

Total expenses	(317.9)	(287.7)	(294.6)

Operating loss before other income	(66.1)	(52.8)	(75.0)
Other operating income	2.5	8.1	18.8

Operating loss	(63.6)	(44.7)	(56.2)

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

4. OPERATING LOSS — (Continued)

The operating loss is stated after charging:

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
	(£ million)
Depreciation
- owned assets	13.5	12.8	12.2
- assets held under finance	0.4	0.5	0.4
Amortization
- intangibles	3.2	1.0	—
Leases
- plant and machinery	1.1	1.4	0.7
- other	6.3	6.4	3.7
Exceptional items	18.9	—	7.8

2003

The exceptional items are disclosed in Note 5 below. The operating loss in 2003 is also stated after the following material items discussed elsewhere in this report: £10.5 million of exchange gains on hedging instruments and £3.0 million establishment of new provisions for self-insurance.

2002

The operating loss in 2002 is also stated after the following items discussed elsewhere in this report: £3.1 million provision release (Note 20), £0.9 million loss on disposal of equity investments (Note 16), £2.9 million establishment of a new provision for self-insurance (Note 20).

2001

In 2001 the exceptional expense relates to a cost cutting program predominantly affecting the US business but also impacting the UK operations of the Company. In addition on October 1, 2001 the Group acquired Thiemann resulting in certain other restructuring costs.

Fees paid to auditors

The following summarizes the audit and non-audit fees paid to KPMG Audit Plc:

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
	(£ million)
Audit services	0.4	0.3	0.3
Further assurance services	0.3	0.1	0.1
Tax services – compliance	0.2	0.2	0.1
Tax services – advisory	0.1	0.2	0.2

Total	1.0	0.8	0.7

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

4. OPERATING LOSS — (Continued)

Included in the fees for other services is £0.2 million in the year ended December 31, 2001 paid to KPMG Audit Plc and associates in respect of the acquisition of Thiemann. This fee was capitalized as a cost of the transaction.

5. EXCEPTIONAL ITEMS

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
	(£ million)
European sales force restructuring	9.0	—	—
US sales force and other restructuring	—	—	7.2
Write-off CDP571 stocks	7.5	—	—
Development restructuring	1.5	—	—
Thiemann (German operations)	0.9	—	0.6

Operating exceptional charge	18.9	—	7.8
Loss on the termination of operations	14.6	—	—
Provision against fixed asset investment	7.0	—	—

Exceptional items before taxation	40.5	—	7.8
Exceptional tax items (Note 8)	(31.7)	—	—

Exceptional items	8.8	—	7.8

2003

Of the total exceptional charge of £40.5 million before taxation, £20.0 million will result in a cash outflow for the Group and £20.5 million represents asset write downs. The non-cash items are the write off of the investment in NeoGenesis and CDP571 stocks together totalling £14.5 million, tangible fixed asset impairments of £4.5 million (Note 12) and £1.5 million of inventory write-downs at the Santa Ana manufacturing facility.

The total cash expenditure on exceptional items in the year ended December 31, 2003 was £8.9 million (£8.7 million of items booked in the current year and £0.2 million of prior year items) leaving a balance of £11.3 million to be spent primarily during 2004. The total cash cost of £20.0 million includes £14.5 million of redundancy and related costs.

Operating exceptional items

European sales force restructuring

During the year the UK, French, German and Spanish sales forces have been restructured from primary care to specialist focus. The majority of the costs in all locations relate to provisions for redundancy and related expenditure. As at December 31, 2003 £4.8 million of this provision remains to be utilized.

Write off of CDP571 stocks

Following a review of CDP571 undertaken during 2003 it was determined that the commercial opportunities for this product, including its use on a named patient basis, would not be actively pursued. Consequently, the stock of CDP571 held as at December 31, 2002 (£7.5 million) has been written down to nil.

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

5. EXCEPTIONAL ITEMS — (Continued)

Development restructuring

These costs relate primarily to the Group’s announced reorganization of the development functions of the Group based in Slough and Cambridge. The charge relates to provision for redundancy costs and external consulting costs. As at December 31, 2003, £0.9 million of the total provision established remains to be utilized.

Thiemann asset write down

With the acquisition of Thiemann in 2001 the Group inherited a freehold building in Waltrop in northeast Germany. During 2002 Celltech’s German operations relocated to new leased offices in the Essen area of Germany. The charge in 2003 reflects a write-down to net realizable value of the Waltrop site.

Loss on termination of operations

The table below sets out the loss on termination of operations:

Year ended December 31, 2003
(£ million)
Closure of Seattle research operations	5.6
Closure of Santa Ana manufacturing facility	4.5
OGS closure costs	4.5

Total	14.6

Closure of Seattle research operation

Following a review of Celltech’s long-term research and development needs, the decision was made to close its Seattle research facility. This closure has resulted in an exceptional charge of £5.6 million, reflecting provision for redundancy costs, short-term lease commitments and writing down the remaining book value of the facility to nil. As at December 31, 2003, £3.4 million of the provision remains to be utilized.

Closure of Santa Ana manufacturing facility

In June 2003 Celltech announced the closure of its manufacturing facility in Santa Ana, California. The site produced various methylphenidate products. Production associated with the tableting and packaging of these products has been transferred to the Group’s facility in Rochester, New York. The provision for closure costs relates primarily to redundancies, lease commitments and asset write-downs. As at December 31, 2003, £0.5 million of the provision remains to be utilized.

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

5. EXCEPTIONAL ITEMS — (Continued)

OGS closure costs

Following Celltech’s acquisition of OGS, a substantial restructuring of the operations was undertaken. The charge relates primarily to provision for redundancy costs for staff and development spend on projects to be discontinued. As at December 31, 2003, £1.7 million of the provision remains to be utilized.

Provision against fixed asset investment

NeoGenesis investment write-off

In light of the current environment for biotechnology IPO’s, the Directors have determined that the estimated value of Celltech’s investment in NeoGenesis in the event of a trade sale is nil leading to a write-down of £7.0 million (Note 13).

2002

As at December 31, 2002 £0.4 million of the amount charged to restructuring during 2001 remained un-utilized.

2001

During 2001 the Group undertook a restructuring program predominantly affecting the US business but also impacting the UK operations of the Group. In addition on October 1, 2001 the Group acquired effective control of Thiemann resulting in certain integration costs.

As at December 31, 2001 £5.9 million still remained to be spent of the 2001 and 2000 restructuring items.

6. NET INTEREST RECEIVABLE

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
	(£ million)
Bank interest receivable	3.5	1.4	3.9
Interest on PowderJect convertible loan note receivable	1.8	2.2	2.1
Tillotts loan note	0.1	0.1	0.1

	5.4	3.7	6.1

Interest payable on $50 million senior debt	(1.9)	(2.2)	(2.3)
Interest paid on finance leases	(0.1)	(0.1)	(0.2)
Interest payable on revolving credit facility	(0.6)	—	—
Other	(0.1)	—	—

	(2.7)	(2.3)	(2.5)

Net interest	2.7	1.4	3.6

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

7. STAFF COSTS

Staff costs, including the emoluments of the Executive Directors, amounted to

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
	(£ million)
Salaries	81.9	79.4	77.2
Social security costs	8.0	7.4	7.3
Other costs including pensions	9.4	10.8	9.4

	99.3	97.6	93.9

The above costs exclude redundancy and related charges of £14.5 million (2002: nil, 2001: £7.2 million).

The average number of employees was

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
	(number)
Production	556	569	619
Sales and distribution	560	679	646
General and administrative	162	176	156
Research, development and technical	661	613	608

	1,939	2,037	2,029

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

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

For the years ended December 31, 2003, 2002 and 2001 the income tax expense comprised the following:

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
	(£ million)
UK corporation tax charge at 30% (2002:30%, 2001:30%)	1.3	0.7	5.0
Utilization of tax losses	(1.3)	(0.7)	(5.0)

UK corporation tax	—	—	—

Overseas – US federal and state tax	7.6	4.7	2.1
– deferred tax	(31.5)	2.9	6.0

Overseas taxation	(23.9)	7.6	8.1

Group tax (credit)/charge before restructuring items and goodwill	(23.9)	7.6	8.1
Deferred tax credit on goodwill	(4.7)	(5.1)	(5.2)

Group tax (credit)/charge	(28.6)	2.5	2.9

An analysis of the (loss)/profit before taxation by UK and overseas is set forth below:

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
	(£ million)
Analysis of loss before taxation
UK	(54.7)	(24.0)	(33.5)
Overseas	(27.8)	(19.3)	(19.1)

	(82.5)	(43.3)	(52.6)

The table below reconciles the Group’s tax expense for the years ended December 31, 2003, 2002 and 2001 to the expected tax charge, computed by applying the UK tax rate of 30% (2002 30%, 2001 31%) to (loss)/profit on ordinary activities before taxation.

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
	(£ million)
Expected tax credit at UK corporation tax rate	(24.8)	(13.0)	(15.8)
Goodwill	24.5	23.3	23.4
Timing differences	0.2	(6.5)	0.3
Release of other non-current tax liabilities	(28.5)	—	—
Tax losses (utilized)/not utilized	—	(1.3)	(5.0)

Taxation (credit)/charge	(28.6)	2.5	2.9

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

8. TAXATION — (Continued)

The deferred taxation provision at the end of the year is set out below:

	December 31, 2003	December 31, 2002
	(£ million)
Deferred taxation
Accelerated capital allowances	2.2	3.6
Other non-current tax liabilities	22.8	53.7
Goodwill deferred tax asset	(4.7)	—

	20.3	57.3

The movement in the provision in the year is set out in Note 20.

There are taxation losses of approximately £289 million (2002: £291 million) which have not been recognized.

Exceptional and goodwill items

	Year to December 31, 2003	Year to December 31, 2002	Year to December 31, 2001
	(£ million)
Tax credit on exceptional items	(3.2)	—	—
Release of other non-current tax liabilities	(28.5)	—	—

Total exceptional tax items	(31.7)	—	—
FRS19 deferred tax credit on goodwill	(4.7)	(5.1)	(5.2)

Exceptional tax and goodwill items	(36.4)	(5.1)	(5.2)

Tax credits on exceptional items arising during the year are primarily in respect of restructuring charges outside the UK. Where restructuring charges have led to an increase in taxation losses, the benefit of such losses have not been recognized. In addition, as a result of the Group resolving a number of outstanding tax issues with various tax authorities during the course of the year, an amount of £28.5 million held primarily by Medeva at January 2000 has been released as an exceptional credit.

FRS 19 ‘Deferred Tax’ requires that the Group recognizes deferred tax assets in respect of the timing difference associated with goodwill on which tax benefits are obtained. This has resulted in the Group recognizing a deferred tax asset of £4.7 million in the year. It is anticipated that additional deferred tax assets will be recognized in subsequent years before reversing in accordance with the nature of the timing difference.

9. EARNINGS PER SHARE

The basic loss per share is based upon a loss of £54.0 million (2002: loss £46.0 million, 2001: loss £55.7 million,) after deduction of accrued unpaid preference share dividends of £0.1 million (2002: £0.2 million, 2001: £0.2 million) and a weighted average number of shares in issue of 276.4 million.

The diluted calculation per share takes into account the dilutive effect of share options and convertible preference shares.

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

9. EARNINGS PER SHARE — (Continued)

A reconciliation between the number of shares used in the calculation of the basic and diluted loss per share is shown in the table below:

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
	(Number million)
Basic weighted average number of shares	276.4	275.4	274.5
Share options	1.1	0.6	2.6
Convertible preference shares	0.5	1.9	1.9

Diluted weighted average number of shares	278.0	277.9	279.0

Due to the loss making position of the Group, the exercise of share options and conversion of preference shares do not increase the basic loss per share and therefore according to FRS14 the basic and diluted loss per share remain the same.

10. RESEARCH COLLABORATIONS

The total research and development expenditure during 2003 was £106.1 million (2002: £95.7 million, 2001: £90.7 million). The total external costs incurred (including costs incurred on collaboration projects) were £29.5 million during 2003 (2002: £24.5 million, 2001: £22.5 million). The remaining costs relate to internal costs of research and development.

The Group’s significant research and development collaborations are set out below:

Amgen (Sclerostin)

In May 2002 the Group entered into a collaboration arrangement with Amgen Inc for the research, development and global commercialization of novel treatments for osteoporosis, utilizing its proprietary antibody fragment technology.

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

The Sclerostin program is currently in late stage research, involving target validation and antibody generation activities. In total $3.5 million of milestones are potentially payable to Celltech in the research phase. During 2003 $1.5 million of such payments were triggered.

Biogen (CDP571)

In April 2002 Celltech signed a development and marketing collaboration agreement with Biogen Inc. under which Celltech and Biogen agreed to collaborate on the development and commercialization of a humanized anti-TNF alpha antibody CDP571.

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

10. RESEARCH COLLABORATIONS — (Continued)

Biogen shared development costs up until the publication of the Phase III trial data in July 2002.

Following a review of CDP571 undertaken during 2003 it was determined that the commercial opportunities for this product, including its use on a named patient basis, would not be actively pursued. Consequently, the stock of CDP571 held as at December 31, 2002 (£7.5 million) has been written down to nil.

Seattle Genetics (Antibody drug conjugates)

In March 2002 the Group entered into a multi-target collaboration with Seattle Genetics Inc. to use their antibody drug conjugate technology with its antibodies or antibody fragments directed against specific diseases, including immunological and oncology targets. The Group is paying service and reagent fees and may additionally make progress dependent milestone payments and pay royalties to Seattle Genetics on net sales of any resulting products.

Celltech will be responsible for all costs associated with the development, manufacturing and marketing of any products generated as a result of this agreement.

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

NeoGenesis (Ultra high throughput screening technology)

In July 2001 Celltech entered into a research collaboration with NeoGenesis Inc. a privately held biotechnology company based in Cambridge.

Under the terms of the agreement, Celltech will provide disease targets against which NeoGenesis will apply its screening technology to identify new drug discovery leads. Celltech will be responsible for the commercialization of all products arising from the collaboration and will make royalty payments to NeoGenesis on sales of such products. Celltech also made a $10 million (£7 million) equity investment in NeoGenesis as part of the agreement.

Subsequent to the initial 18 months of the agreement, Celltech can terminate the contract provided 90 days written notice is given to NeoGenesis, otherwise the research term runs to December 31, 2005. During the research term and provided that the agreement has not been terminated, Celltech provides research funding to NeoGenesis.

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

10. RESEARCH COLLABORATIONS — (Continued)

In light of the current environment for biotechnology IPO’s, the Directors have determined that the estimated value of Celltech’s investment in NeoGenesis in the event of a trade sale is nil leading to a write-down of £7.0 million (Note 13).

Pfizer (CDP 870)

In March 2001, Celltech entered into an exclusive worldwide development and marketing agreement with Pfizer regarding CDP 870. CDP 870 is being developed for rheumatoid arthritis (RA) and Crohn’s disease and may be developed for further autoimmune or inflammatory diseases.

Celltech’s collaboration with Pfizer provided for Celltech to have co-development and co-promotion rights in the US, EU (apart from Austria and Greece), Norway and Japan. Celltech received an initial amount of $50 million on entering into the agreement of which $25 million represented an up front signature fee and $25 million represented a contribution to future research and development expenditure in the Crohn’s indication.

Following Pfizer’s request to renegotiate the financial terms of the collaboration, the Group indicated that it was unwilling to make material changes to the terms of the agreement, originally established with Pharmacia in March 2001. Consequently, in December 2003, Pfizer notified the Group that it would return all rights to the product. As required by the termination provisions of the agreement, Pfizer will shortly have returned all information relating to CDP 870, and will continue to provide certain transitional services until the Group is able to assimilate such services. Under the provisions of the agreement, Pfizer’s sole residual interest in CDP 870 is the retention of its 20% share of profits from sales in Crohn’s disease.

Under UK GAAP, the Group recognized the non-refundable signature fee and milestone received as a component of ‘other income’ when received. The $25 million research funding was deferred and is being amortized over the period of the related expenditure. Under US GAAP the Group treated the entire CDP 870 collaboration as a multi-element contract and had deferred recognition of income in accordance with SAB 101.

However, on Pfizer’s termination of the contract under US GAAP the Group was able to recognize all the elements previously deferred after making provision for any remaining costs to be incurred through to the termination date.

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

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

10. RESEARCH COLLABORATIONS — (Continued)

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

On April 25, 2003 Merck informed Celltech that they had discontinued Phase II studies of the lead compound in this collaboration. However, Merck is continuing its research through the ongoing study of other PDE4 molecules. The timing of the development of these other molecules is not certain. In the last quarter of 2003 Merck exercised its option to extend the development period for PDE4. The exercise of this option enables Merck to maintain exclusive access to Celltech’s PDE4 intellectual property estate, which was licensed to Merck as part of the collaboration. Pursuant to this, during October 2003 Merck made a milestone payment to Celltech in an amount of £0.5 million. Due to the nature of the collaboration arrangement Celltech has not incurred any costs on development over the last three years.

Wyeth (Cytotoxic conjugates)

In 1991 Celltech entered into collaboration with Wyeth for the research, development and commercialization of antibody cytotoxic conjugates as novel oncology treatments. The first product arising from this collaboration, Mylotarg™ was approved by the FDA in May 2000 for the treatment of acute myeloid leukemia in relapsed patients over 60 years of age who are not considered candidates for other cytotoxic chemotherapy. A further product arising from this collaboration, CMC-544, is currently in preclinical development and is expected to enter clinical development during 2003 in Non-Hodgkin’s lymphoma. Celltech and Wyeth will not develop any further treatments under this collaboration.

Under the terms of the collaboration, Wyeth is responsible for clinical development and Celltech contributes a portion of clinical development costs. Under this collaboration Celltech has incurred £2.0-£4.5 million of costs in each of the last three years. Celltech receives royalties on worldwide sales of any products that are successfully commercialized. For the year ended December 31, 2003 Celltech received royalties totalling £2.7 million arising from sales of MylotargTM®.

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

11. INTANGIBLE FIXED ASSETS

	Goodwill	Intangible assets	Total
	(£ million)
Cost

At January 1, 2002	1,011.7	11.8	1,023.5
Dipentum	—	35.3	35.3
Other	—	1.4	1.4
Exchange	—	(0.4)	(0.4)

At December 31, 2002	1,011.7	48.1	1,059.8

Additions	—	1.8	1.8
Acquisition of OGS	8.1	—	8.1
Exchange	—	(1.0)	(1.0)

At December 31, 2003	1,019.8	48.9	1,068.7

Amortization
At January 1, 2002	525.2	—	525.2
Amortization charged in the year	93.7	1.0	94.7

At December 31, 2002	618.9	1.0	619.9
Amortization charged in the year	94.2	3.2	97.4

At December 31, 2003	713.1	4.2	717.3

Net book value at December 31, 2003	306.7	44.7	351.4

Net book value at December 31, 2002	392.8	47.1	439.9

Net book value at December 31, 2001	486.5	11.8	498.3

The goodwill amortization charge in 2003 reflects a full year of ownership of Medeva (£88.3 million), Cistron (£0.7 million) and Thiemann (£4.7 million) and an eight month charge in respect of OGS of (£0.5 million) (Note 22). Medeva and Thiemann goodwill is being amortized over 7 years. Cistron and OGS goodwill is being amortized over 10 years.

Included within intangible assets is a payment of £11.8 million to Abgenix for extensive access to its SLAM (Selective Lymphocyte Antibody Method) technology. Amortization has not been charged on this in the year as the Directors consider that it has an indefinite life. As required by FRS10, Goodwill and Intangible Assets, the Directors have undertaken an impairment review to support the carrying value. The SLAM technology has been combined with the Group’s existing antibody technologies in order to expand the breadth of the antibody pipeline and extend the repertoire of drug targets. The technology is seen as core to Celltech’s research activities and will continue to benefit the Group for the foreseeable future, accordingly Celltech has rebutted the presumption that useful economic life should be no longer than 20 years as permitted by FRS 10, Goodwill and Intangible Assets. As required by FRS10 this matter will be kept under review and SLAM technology will be subject to an annual impairment review.

The goodwill amortization charge for 2002 reflects a full year of ownership of Medeva (£88.3 million), Cistron (£0.7 million) and Thiemann (£4.7 million).

During July 2002, the Group announced that it had entered into arrangements with Pfizer to access its product Dipentum in the US and European markets. The European product rights were acquired outright for $20 million. The US agreement originally provided Celltech with exclusive sales,

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

11. INTANGIBLE FIXED ASSETS — (Continued)

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

12. TANGIBLE FIXED ASSETS

	Land & Buildings		Plant & Machinery
	Freehold	Leasehold properties and improvements	Owned	Leased	Total
	(£ million)
Cost:
At January 1, 2002	38.7	24.3	76.1	1.7	140.8

Additions	0.2	1.0	10.6	—	11.8
Disposals	—	—	(0.8)	(0.9)	(1.7)
Transfers	(1.9)	—	1.6	—	(0.3)
Exchange	(3.5)	(0.2)	(4.8)	—	(8.5)

At December 31, 2002	33.5	25.1	82.7	0.8	142.1
Additions	1.1	6.1	9.0	—	16.2
Disposals	—	—	(0.3)	(0.2)	(0.5)
Transfers	(4.4)	—	4.4	—	—
Exchange	(3.0)	(0.3)	(5.2)	(0.1)	(8.6)

At December 31, 2003	27.2	30.9	90.6	0.5	149.2

Depreciation:
At January 1, 2002	2.8	5.9	27.9	0.7	37.3
Provided during the period	1.0	1.3	10.8	0.2	13.3
Disposals	—	—	(0.5)	(0.4)	(0.9)
Transfers	—	—	(0.3)	—	(0.3)
Exchange	(0.5)	(0.1)	(1.9)	—	(2.5)

At December 31, 2002	3.3	7.1	36.0	0.5	46.9
Provided during the period	1.0	1.3	11.5	0.1	13.9
Exceptional charge – Germany	0.9	—	—	—	0.9
Exceptional charge – Santa Ana	—	0.8	0.6	—	1.4
Exceptional charge – Seattle	—	0.4	1.8	—	2.2
Exchange	(0.5)	(0.1)	(2.7)	(0.1)	(3.4)

At December 31, 2003	4.7	9.5	47.2	0.5	61.9

Net Book Value:
At December 31, 2003	22.5	21.4	43.4	—	87.3

At December 31, 2002	30.2	18.0	46.7	0.3	95.2

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

12. TANGIBLE FIXED ASSETS — (Continued)

Included in the above are items held under finance leases with a net book value of £0.8 million (2002: £1.4 million).

The Group has assets in the course of construction or commissioning which are not depreciated of £9.6 million (2002: £18.4 million). Of the £9.6 million, £6.2 million are included within the long leasehold category and £3.4 million are within plant and machinery. The assets in the course of construction relate primarily to the expansion of the laboratory facilities at Slough and an upgrade to the manufacturing facility at Ashton.

Capital expenditure of £16.2 million in the year took place principally on the UK Research and development facilities based in Slough (£7.7 million), the Ashton manufacturing site (£1.3 million) and the Rochester manufacturing site (£3.1 million). The freehold land and building addition of $2 million (£1.1 million) relates to the property acquired from Dr Ando in a related party transaction (note 25). Of the total expenditure of £16.2 million, £1.2 million was accrued at the year end relating to spend at Slough and Ashton.

Transfers relate to certain assets in the course of construction which were initially capitalized within freehold buildings but which have been transferred to plant and machinery once commissioned.

On the disposal of fixed assets no material profit nor loss arose.

13. INVESTMENTS

Long term investments

	Year ended December 31, 2003	Year ended December 31, 2002
	(£ million)
Investment in own shares	0.9	0.3
Investment in NeoGenesis	—	7.0
Convertible loan note received	1.9	32.9

	2.8	40.2

Movements in investments during the year are as follows:

At January 1	40.2	38.3
PowderJect loan notes repaid	(31.0)	—
Acquisition of own shares	1.4	—
Accrual for deferred bonus scheme	(0.8)	—
Write-down of NeoGenesis investment	(7.0)	—
Investments reclassified from other debtors	—	1.9

At December 31	2.8	40.2

Loans to subsidiary undertakings have been subordinated by Celltech Group plc in favor of any third party liabilities that may accrue.

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

13. INVESTMENTS — (Continued)

ESOPs

Employee share schemes set up as trusts hold Celltech Group plc ordinary shares to meet potential obligations under the schemes. Options are satisfied by the transfer of shares held in trust where newly issued shares are not used.

The Chiroscience 1994 Share Ownership Plan Trust holds 255,346 shares at December 31, 2003 of which 43,806 are to meet options vested but not yet exercised under the Chiroscience 1997 All Employee Share Option Scheme. It is the Group’s intention that the shares over and above those required to meet the 43,806 granted and vested options will be used to meet obligations under other schemes in the future.

On January 13, 2003, the Celltech Group Employee Share Trust purchased 400,000 shares with funds gifted by Celltech Group plc. At the year end the Celltech Group Employee Share Trust holds 551,756 shares of which 77,718 are to meet options granted under the Deferred Bonus Plan which have not been exercised but have vested and 377,632 which have not yet vested.

The book value of all Company shares held in trust has been written down by £0.3 million, being the cost of shares over which options have vested. The cost of shares over which options have been granted but not vested at December 31, 2003 is accrued over the period to vesting. At the year end the accrual is £0.5 million. In total the amount accrued or written down is £0.8 million as shown in the table above.

The total market value of the Company’s shares held in trust at December 31, 2003 is £3.1 million, based on the year end price of £3.78.

Other investments

As at December 31, 2003 the Group has one remaining loan note due from Tillotts Pharma AG. This loan note was issued to Medeva PLC on April 26, 1999. The loan note bears interest at 4% per annum and is repayable in annual installments dependant on the underlying adjusted profits of Tillotts Pharma AG, or at the latest by December 31, 2011.

In 2001, Celltech acquired a minority interest in NeoGenesis for $10 million (£7.0 million). With the acquisition of OGS the Group inherited a further £4.3 million stake. The total investment has been written down to nil as at December 31, 2003 based on the expected realizable value. This is due to the shareholder structure which allows series A-D shareholders to recover their investment before series E investors. Both the initial Celltech holding and that inherited with OGS are part of the series E shares. Celltech and other series E shareholders would only recover their investment if the sales proceeds of NeoGenesis exceeded $33.0 million. For the reasons set out in Note 5 the Celltech Directors do not consider this likely. The existing Celltech holding has been charged as an exceptional item in the period, whereas the OGS holding was written off as a fair value adjustment to the acquired assets of that company.

In 2002 investments included two five-year convertible loan notes issued by PowderJect Pharmaceuticals plc, one for £25 million issued on October 2, 2000 and a second for £6 million issued on March 30, 2001. These were issued at par, pay interest half yearly at 4% per annum and have a yield to maturity of 7%. Interest is being accrued and credited in the profit and loss account at the 7% rate.

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

13. INVESTMENTS — (Continued)

Alternatively the loan notes convert into PowderJect ordinary shares at a fixed price of £7.19. On July 8, 2003 PowderJect Pharmaceuticals plc announced that a recommended cash offer made by Chiron had been declared unconditional. At Celltech’s option the loan notes became repayable in the even of a take over of PowderJect and Celltech has exercised this option. Consequently the two loan notes, which together have a par value of £31 million, were repaid along with the outstanding interest on September 10, 2003.

14. STOCK

	December 31, 2003	December 31, 2002
	(£ million)
Raw materials and consumables	6.1	5.8
Work in progress	7.7	10.6
Finished goods and goods for resale	19.9	19.1
Clinical trials material	2.7	7.9

	36.4	43.4

The difference between purchase price or production cost of stocks and their replacement cost is not material.

The clinical trials material amount comprises £nil (2002: £7.5 million) of CDP571 stock, and £0.2 million (2002: £0.4 million) of other materials.

During the year, the Group wrote off £7.5 million of CDP571 stock which were held at December 31, 2002.

The provision held against stock and movement in the period are as follows:

	2003	2002	2001
	(£ million)
At January 1	5.3	5.9	9.8
Acquisitions	—	—	—
Utilized	(1.7)	(1.4)	(3.6)
Profit and loss account	1.9	0.8	(0.3)
Exchange	(0.3)	—	—

At December 31	5.2	5.3	5.9

15. DEBTORS

	December 31, 2003	December 31, 2002
	(£ million)
Trade debtors	43.7	50.0
Other debtors	10.3	13.7
Prepayments and accrued income	23.5	12.9

	77.5	76.6

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

15. DEBTORS — (Continued)

Other debtors includes £9.3 million (2002: £5.9 million) which is recoverable in more than one year.

The 2003 long-term debtor figure primarily relates to $3 million (£1.7 million) of deferred consideration in respect of the disposal of Armstrong, $3.6 million (£2.0 million) of funds moved to a RABBI trust account and a Lonza prepayment in respect of future manufacturing capacity.

The 2002 long-term debtor figures relate to $3 million (£1.9 million) of deferred consideration in respect of the disposal of Armstrong, $3.3 million (£2.1 million) of funds moved to a RABBI trust account in accordance with pension scheme rules in the US, and £1.9 million of rolled up PowderJect interest (Note 13).

The provision held against doubtful debtors and movement in the period are as follows:

	2003	2002	2001
	(£ million)
At January 1	1.7	1.5	1.8
Acquisitions	—	—	—
Utilized	(0.9)	—	—
Profit and loss account	0.9	0.3	(0.3)
Exchange	(0.1)	(0.1)	—

At December 31	1.6	1.7	1.5

16. EQUITY INVESTMENTS

	December 31, 2003	December 31, 2002
	(£ million)
Equity investments	0.8	—

The equity investments held at December 31, 2003 relate to 1.3 million shares held in BioInvent, a company listed on the Danish stock market. The market value of the Group’s holding at December 31, 2003 was £1.1 million.

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

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

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

	December 31, 2003	December 31, 2002
	(£ million)
Cash	38.5	81.1
Liquid resources	116.5	24.0

Total cash and liquid resources	155.0	105.1

As at December 31, 2002 Celltech held within cash and liquid resources £7.2 million of restricted funds in respect of financing arrangements with regard to the self-insurance of methylphenidate (“the alternative financing arrangements”).

Following termination of the alternative financing arrangements for methylphenidate during 2003 the Group received £2.7 million in respect of the insurance deposit (2002: £2.7 million included as a liquid resource). This amount was returned to the Group net of interest and fees. In addition an amount of £4.5 million has been released from a segregated fund previously held in the name of the Company and managed by one of the Group’s fund managers in respect of the alternative financing arrangement.

18. CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

	December 31, 2003	December 31, 2002
	(£ million)
Trade creditors	32.6	24.5
Other creditors	9.5	15.7
Accruals and deferred income	69.6	53.0
Sales rebates and wholesaler charge backs	29.6	18.2
Senior loan notes	—	31.2
Deferred consideration	5.3	11.7
Leasing obligations	0.6	0.8
Corporate taxes	2.7	5.0

	149.9	160.1

The senior loan notes were repaid on December 17, 2003. The senior loan notes were issued on December 17, 1998 by Medeva PLC, by means of a private placement with US qualified institutional investors. They were unsecured and carried a fixed coupon rate of 6.51%.

19. CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

	December 31, 2003	December 31, 2002
	(£ million)
Deferred consideration	2.8	8.9
Leasing obligations	0.4	0.9
Other creditors	2.5	2.9

	5.7	12.7

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

19. CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR — (Continued)

Other long term creditors of £2.5 million relate to pension obligations (2002:£2.9 million) in the US (Note 28, Pension fund deficit).

The deferred consideration amounts disclosed in both current and long term creditors for 2002 relate to the amounts payable on acquisition of the rights to Dipentum in the US and Europe (Note 11).

Obligations under finance and operating leases

Finance leases

	December 31, 2003	December 31, 2002
	(£ million)
Amounts payable:
within one year (Note 18)	0.6	0.8
between one and two years	0.5	0.6
between two and three years	—	0.5
between three and four years	—	—
between four and five years	—	—
over five years	—	—
less: interest element	(0.1)	(0.2)

	1.0	1.7

Operating leases

The Group has annual commitments under non-cancelable operating leases as follows:

	Land and buildings		Other
	December 31, 2003	December 31, 2002	December 31, 2003	December 31, 2002
	(£ million)
Operating leases which expire:
within one year	0.7	—	0.8	0.1
between two and five years	0.5	1.0	0.6	1.4
over five years	4.6	5.0	—	—

	5.8	6.0	1.4	1.5

The Group has total commitments under non-cancelable operating leases as follows:

	Land and buildings December 31, 2003	Other December 31, 2003
	(£ million)
Operating leases which expire:
within one year	0.7	0.5
one to two years	0.3	0.7
two to three years	—	1.0
three to four years	1.2	0.1
four to five years	—	0.2
five years	77.6	—

	79.8	2.5

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

20. PROVISIONS FOR LIABILITIES AND CHARGES

	Deferred tax	Restructuring and other(i)	Fair value	Non-insured claims(ii)	Total
	(£ million)
At January 1, 2002	65.5	11.4	—	—	76.9
Medeva adjustments (Note 22)
Profit and loss account charge	(2.2)	0.6	—	2.9	1.3
Profit and loss account release	—	(1.6)	—	—	(1.6)
Utilized in year	—	(7.2)	—	—	(7.2)
Currency translation	(4.4)	—	—	—	(4.4)
Transferred from/(to) creditors	(1.6)	(0.2)	—	—	(1.8)

At December 31, 2002	57.3	3.0	—	2.9	63.2
Profit and loss account charge	—	20.0	—	3.0	23.0
Profit and loss account release	(36.2)	(0.2)	—	—	(36.4)
On OGS acquisition	—	—	34.2	—	34.2
Utilized in year	—	(11.0)	(22.5)	—	(33.5)
Currency translation	(4.5)	—	—	—	(4.5)
Transferred from/(to) creditors	3.7	—	—	—	3.7

At December 31, 2003	20.3	11.8	11.7	5.9	49.7

(i)	The remaining provision relates to restructuring charges booked during 2003 as described in Note 5 of £11.3 million along with other provisions of £0.5 million. The opening provision of £3.0 million included £2.0 million relating to ML Laboratories (see below) and other provisions of £1.0 million. The profit and loss account charge is the cash element of the exceptional items (Note 5). The utilization is the spend on exceptional items of £8.9 million along with £2.0 million paid to ML Laboratories and £0.1 million of other.

In 2002 Celltech negotiated a settlement to terminate certain co-development relationships with Innovata Biomed, a subsidiary of ML Laboratories which had been inherited with the Medeva acquisition. The terms of the termination included a £4.0 million payment to ML Laboratories of which the final £2.0 million was paid in January 2003. In total the settlement of this liability resulted in a credit of £3.1 million to the Group profit and loss account taken in the year ended December 31, 2002.

(ii)	Since September 20, 2001 the Group has been required to increase its levels of self-insurance in respect of methylphenidate. In addition the Group has decided to retain a level of self-insurance in respect of all product liability up to $13.5 million as well as self-insurance in respect of methylphenidate of up to $20 million. Whilst no methylphenidate claims have been received since September 20, 2001, as at December 31, 2003 the Group has provided £5.4 million based on an external review of the likely liability associated with incidents that may arise from past sales of methylphenidate prior to September 20, 2003 and across all products post September 19, 2003. A further £0.5 million has been provided for product recall and other liabilities for which the Group has no external insurance.
(iii)	On the acquisition of OGS the Group provided for certain onerous obligations. These relate primarily to lease obligations, committed development spend on non-valuable projects and other contractual obligations (Note 22).

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

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

The main risks arising from the Group’s use of financial instruments and the strategy for managing these are set out below:

Interest rate risk: The Group repaid the private placement fixed borrowing of £31.2 million (US$ 50.0 million) in December 2003.

Liquidity risk: The Group ensures that it has sufficient long term funding and committed bank facilities to meet foreseeable peak borrowing requirements. As at December 31, 2003 the Group had £75.0 million of committed facilities, (2002: £107.2 million) of which £75.0 million were undrawn (2002: £76.0 million).

Foreign currency risk: Approximately 23% (2002: 50%) of the Group assets (excluding goodwill) are in the US. The Group does not currently actively hedge against the effect of exchange rate differences resulting from the translation of foreign currency earnings but does, where appropriate, seek to hedge significant transactional exposures which includes hedging material surplus balances not denominated in the functional currency of the operating unit.

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

The Group considers the possibility of material loss in the event of non-performance by a financial counterparty or the non-payment of an account receivable to be unlikely, other than as already provided for in the accounts.

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

21. DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS — (Continued)

(a) Interest rate risk

	At fixed interest	Interest free	Total	At fixed interest	Interest free	Total
	2003	2003	2003	2002	2002	2002
	(£ million)
Interest rate risk profile of financial liabilities

Sterling	1.0	—	1.0	1.7	—	1.7
US Dollar	—	10.6	10.6	31.2	23.5	54.7
Preference shares	—	—	—	3.4	2.4	5.8

	1.0	10.6	11.6	36.3	25.9	62.2

	Weighted average interest rates	Weighted average period for which rates are fixed	Weighted average interest rates	Weighted average period for which rates are fixed
	2003	2003	2002	2002
	%	Months	%	Months
Fixed rate financial liabilities

Sterling	6.7	23	6.7	35
US Dollars	—	—	6.5	12
Preference shares	—	—	6.9	3

	6.7	23	6.6	12

The interest free liabilities are in relation to Dipentum deferred consideration, pension obligations provided in the US and accrued preference share dividends. Preference shares and the related dividend accrual (see statement of movement in shareholders’ funds) have been presented in accordance with FRS13 as financial liabilities of the Group.

The financial liabilities of the Group comprised:

	At December 31, 2003	At December 31, 2002
	(£ million)
Borrowings	—	31.2
Finance leases	1.0	1.7
Deferred consideration	8.1	20.6
Other creditors	2.5	2.9
Preference shares	—	5.8

	11.6	62.2

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

21. DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS — (Continued)

	At fixed interest rates 2003	At floating interest rates 2003	Interest free 2003	Total 2003
	(£ million)
Interest rate risk profile of financial assets

At December 31, 2003
Sterling	—	98.1	5.6	103.7
US Dollar	—	43.1	3.7	46.8
Euro	—	13.6	—	13.6
Swiss Francs	1.9	0.2	—	2.1

	1.9	155.0	9.3	166.2

At December 31, 2002
Sterling	31.0	32.5	1.9	65.4
US Dollar	—	59.8	11.0	70.8
Euro	—	12.7	—	12.7
Swiss Francs	1.9	0.1	—	2.0

	32.9	105.1	12.9	150.9

Floating rate financial assets comprise cash deposits in the money market, certificates of deposit and commercial paper. These include deposits where the interest rate is fixed until maturity but, as the original maturity is less than one year, they are classified as floating rate financial instruments. Fixed rate deposits comprise £1.9 million (2002: £32.9 million) convertible loan notes (Note 13 for duration) carrying a weighted average interest rate to maturity of 4.0% (2002: 6.8%). The interest-free assets relate to long-term debtors (Note 15). In 2002 the interest-free assets related to the investments in NeoGenesis (Note 13) and long-term debtors (Note 15).

(b) Currency exposures

The table below shows the Group’s transactional currency exposures that give rise to net currency gains and losses in the profit and loss account. Such exposures comprise the monetary assets and liabilities of the Group that are not denominated in the functional currency of the operating unit involved.

	Net monetary assets/(liabilities)
	US $	Euro	Other	Total
	(£ million)
At December 31, 2003	(15.5)	4.1	(0.2)	(11.6)
At December 31, 2002	(5.9)	6.8	(0.2)	0.7

(c) Maturity of financial liabilities

The maturity profile of the Group’s financial liabilities as at December 31, 2003 was as follows:

2003
(£ million)
In one year or less	5.9
In more than one year but not more than two years	3.2
In more than two years but not more than five years	2.5

11.6

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

21. DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS — (Continued)

(d) Committed borrowing facilities

The facilities available as at December 31, 2003 were as follows:

	Committed	Undrawn
	(£ million)
Revolving credit facility	65.0	65.0
Overdraft facility	10.0	10.0

	75.0	75.0

Expiring in less than one year	10.0	10.0
Expiring in more than one year but less than two years	65.0	65.0

The committed bank facility is subject to certain financial covenants which are tested twice annually. The Group currently has no reason to believe that it will not be able to continue to meet the requirements of these covenants. The undrawn revolving credit facility is available until December 2005.

(e) Fair value of financial instruments

	Book value December 31 2003	Book value December 31 2002	Fair value December 31 2003	Fair value December 31 2002
	(£ million)
Primary financial instruments:
Cash and short term deposits	155.0	105.1	155.0	105.1
Convertible loan note	1.9	32.9	1.9	32.9
Investment in NeoGenesis	—	7.0	—	7.0
Long term debtors	9.3	5.9	9.3	5.7
Other creditors	(2.5)	(2.9)	(2.5)	(2.9)
Finance leases	(1.0)	(1.7)	(1.0)	(1.7)
Senior loan notes	—	(31.2)	—	(31.2)
Deferred consideration	(8.1)	(20.6)	(8.1)	(20.6)
Equity investments	0.8	—	1.1	—
Derivative financial instruments–forward exchange contracts	—	—	5.8	8.8
Preference shares	—	(5.8)	—	(6.7)

	155.4	88.7	161.5	96.4

Market values have been used to determine the fair value of short-term deposits, equity investments and the derivative financial instruments.

NeoGenesis is an unlisted company and the total investment has been written down to £nil as at December 31, 2003 (Note 13). The market value of the Group’s holding in BioInvent as at December 31, 2003 is £1.1 million (Note 16). In 2002 the Group’s share price as of December 31, 2002 was used to determine the fair value of the preference shares. Other amounts are determined to be equal to their book values.

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

21. DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS — (Continued)

(f) Gains and losses on hedges

No financial instruments were held for the purposes of dealing or other financial instrument trading activities. Gains and losses on instruments used for hedging are not recognized until the exposure that is being hedged is itself recognized. The table below shows the extent to which the Group has unrecognized gains on financial instruments.

	December 31, 2003	December 31, 2002
Unrecognized gains at January 1	8.8	1.9
Additional gains on unrecognized positions at December 31, recognized in the year	1.7	2.4
Total gains recognized in the year	(10.5)	(3.7)
Unrecognized gains in the year on hedges taken out in 2003	5.8	—
Unrecognized gains in the year on hedges taken out in 2002	—	5.0
Unrecognized gains in the year on hedges taken out in 2001	—	3.2

Total unrecognized gains at December 31, 2003	5.8	8.8

All the unrecognized gains as at December 31, 2003 are expected to be recognized during 2004.

22. ACQUISITION OF SUBSIDIARY UNDERTAKINGS

(i) OGS

Fair Value

On February 26, 2003, Celltech announced the terms of a cash offer for the entire issued and to be issued share capital of OGS. On April 11, 2003 the Board of OGS recommended that shareholders accept the offer by Celltech and by April 14, 2003 the Group held more than 50% of the shares of the entity. The offer of £1.82 for each OGS share, valued OGS at £102.3 million (56 million issued shares at the date of acquisition, plus a further 0.9 million of subsequent option exercise at £1.82 less £1.2 million in option receipts). On June 4, 2003 Celltech announced that it had purchased or received valid acceptances in respect of 90.3% of the issued share capital of OGS, and had commenced the procedure for the compulsory acquisition of the remaining OGS shares. On July 18, 2003 the process was completed and OGS was de-listed from the London Stock Exchange on July 21, 2003.

The total cost of the OGS acquisition was £106.1 million which includes £3.8 million of expenses.

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

22. ACQUISITION OF SUBSIDIARY UNDERTAKINGS — (Continued)

The assets and liabilities of OGS acquired are as follows:

	Book value	Businesses held for resale	Fair value adjustments	Total fair value
	(£ million)
Fixed assets	13.6	(8.0)	(5.6)	—
Investments	11.3	(5.8)	(4.7)	0.8
Stocks	0.2	(0.2)	—	—
Debtors	9.4	(2.9)	(2.9)	3.6
Cash and liquid resources	126.6	—	—	126.6
Creditors	(8.5)	0.7	3.5	(4.3)
Provisions	—	—	(34.2)	(34.2)
Deferred income	(8.2)	8.2	—	—
Businesses held for resale and acquisition of Confirmant	—	8.0	(2.5)	5.5

Net assets acquired	144.4	—	(46.4)	98.0
Total consideration				(106.1)

Goodwill				(8.1)

Fair value adjustments have been made to the book value of the assets and liabilities to adjust where applicable the carrying value of certain assets and liabilities. The above fair values are preliminary and will be further reviewed based on additional information available at June 30, 2004 and December 31, 2004.

Based on the preliminary fair values £8.1 million of goodwill arises on this transaction. The goodwill has been capitalized and is being amortized over 10 years which is based on the Directors’ estimate of useful economic life.

The material fair value adjustments to the net assets of OGS were determined as follows:

(a) Tangible fixed assets have been written off as they will not be used by Celltech and recoverable values are considered to be negligible. Intangible assets have not been capitalized separately from goodwill as the value of the business is considered to be primarily in early stage oncology research projects. Celltech does not consider that a reliable valuation can be made of such projects suitable for capitalization separate from goodwill.

(b) Investments have been written down to recoverable value based on market value and have been classified on the Celltech balance sheet as equity investments. OGS investments included a £4.3 million stake in NeoGenesis which has been written down to nil (Notes 5 and 13).

(c) Debtors have been written down to recoverable value. A significant proportion of the OGS debtors were prepayments for activities and projects which were discontinued by Celltech. Consequently these had no value to Celltech.

(d) OGS creditor and accrual balances inherited were adjusted in light of the actual settlements made post acquisition.

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

22. ACQUISITION OF SUBSIDIARY UNDERTAKINGS — (Continued)

(e) Fair value provisions have been established for onerous obligations inherited with the acquisition. These relate primarily to lease obligations, committed development spend on non-valuable projects and other contractual obligations including payments to former senior executives who had change of ownership termination clauses in their service contracts.

(f) The Proteomics business of OGS was held for resale. The fair value represents the estimated result of the business prior to any disposal together with the anticipated net proceeds from the assets inherited. The table below sets out the material balance aggregated on to the businesses held for resale line on acquisition.

£m
Net receipt from termination of Confirmant Limited joint venture	6.4
Other – Proteomics	(0.9)

Businesses held for resale	5.5

At the half year the businesses held for resale line was reported as being £8.0 million, the adjusted fair value at December 31, 2003 reflects the unsuccessful outcome of efforts to dispose of the business (Note 23).

Due to the businesses no longer being held for disposal as at December 31, 2003 the remaining assets and liabilities of the Proteomics business and Confirmant Limited are included within the usual statutory headings.

Information on OGS’s pre-acquisition results

The last financial statements of OGS were prepared for the year ended December 31, 2002, and were audited by Ernst & Young. The summarized profit and loss account and statement of total recognized gains and losses for OGS for the period from January 1, 2003 to the end of April, the period prior to the effective date of acquisition, and for the preceding year are as follows:

	January 1 to April 30 unaudited	December 31, 2002 £m
Turnover	3.7	14.0
Net operating costs	(16.8)	(54.8)

Operating loss	(13.1)	(40.8)
Share of joint venture loss	(1.6)	(4.4)
Interest receivable	1.9	6.4
Amount written off investments	—	(2.4)

Loss on ordinary activities before taxation	(12.8)	(41.2)
Tax on loss on ordinary activities	—	3.3

Loss on ordinary activities after taxation	(12.8)	(37.9)

Due to the significant restructuring undertaken on OGS the above results are not indicative of the impact of the acquisition on Celltech’s results. The turnover and operating losses of the business, before restructuring and goodwill items, consolidated by the Group for the period since acquisition are £nil and £3.9 million respectively. In addition a charge of £4.5 million is included within exceptional items for

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

22. ACQUISITION OF SUBSIDIARY UNDERTAKINGS — (Continued)

OGS in respect of integration and projects that are being discontinued. Both these amounts are reflected in the cash flow analysis of the impact of the acquisition of OGS shown below.

Impact of OGS’s acquisition on cash flows

OGS’s contribution to the Group cash flow since the date of acquisition can be summarized as follows:

£m
Operating result (£3.9 million of operating loss & integration costs of £4.5 million)	(8.4)
Cash flow on fair value provisions	(22.5)
Working capital movements	(4.4)

Net cash outflow from operating activities	(35.3)

Interest received	2.1
Taxation	3.6

Cash funding in respect of businesses held for resale	(0.9)

Cash outflow before use of liquid resources	(30.5)

The total impact on cash and liquid resources including acquisition flows for the year ended December 31, 2003 but excluding the cost of continuing activities is set out below:

£m
Cost of shares	(102.3)
Transaction costs	(3.8)

(106.1)
Cash and liquid resources inherited with OGS	126.6
Cash outflow since date of acquisition	(30.5)
Net Confirmant cash acquired	6.4
Costs in relation to continuing activities	3.9

Total inflow for the year ended December 31, 2003	0.3

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

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

22. ACQUISITION OF SUBSIDIARY UNDERTAKINGS — (Continued)

The assets and liabilities of Thiemann acquired were as follows:

Total fair value As reported in 2001
(£ million)
Fixed assets - tangible (a)	1.4
- intangible (b)	—
Stocks (c)	1.8
Debtors (d)	1.3
Cash	3.0
Creditors	(1.8)
Provisions for liabilities (e)	(3.7)
Loans	(5.4)

Net liabilities acquired	(3.4)

Net liabilities acquired	3.4
Total consideration	28.8
Costs of acquisition	0.4

Goodwill	32.6

The fair value adjustments to the net assets of Thiemann were determined as follows in 2001:

(a)	Tangible fixed assets fair values have been based on current market price where these were available.
(b)	Intangible assets consisted of capitalized goodwill from prior Thiemann transactions. This has been subsumed into the overall goodwill on acquisition.
(c)	Stocks have been valued at the lower of replacement cost and net realizable value. Consequently promotional stocks held by Thiemann have been written off.
(d)	Net pension assets have been reduced by an actuarial valuation conducted as at December 31, 2001.
(e)	Provisions have been increased by £0.9 million for onerous contracts and £2.0 million for deferred taxation.

There have been no further fair value adjustments recorded during 2002 or 2003.

23. BUSINESSES HELD FOR RESALE

On acquisition of OGS Celltech identified the Proteomics business as being held for immediate disposal.

After significant initial interest, the last potential buyer for the Proteomics business withdrew from negotiations in late November 2003. At that point a decision was taken to terminate the operations immediately. Consequently from that date onwards, it was no longer appropriate to treat the business as a business held for disposal and therefore as part of the OGS closure costs a charge of £0.5 million was made in respect of Proteomics redundancies.

OGS held a 50:50 joint venture relationship with Marconi, Confirmant Limited (‘Confirmant’). The purpose of the joint venture was to integrate and leverage Marconi’s broadband data transmission capabilities with OGS’s Proteomics database. Confirmant had initial funding of £30 million contributed by Marconi and OGS equally. Confirmant operated with a separate management and sales team. Following the failure to dispose of the Proteomics business, agreement was reached with Marconi to terminate the joint venture and distribute the remaining cash. This resulted in a payment to Marconi of £4.1 million, and OGS then received full rights over the remaining £10.5 million of cash and liquid resources within the joint venture. The payment to Marconi took account of amounts owed to OGS and their share of closure costs.

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

23. BUSINESSES HELD FOR RESALE — (Continued)

The table below summarizes the transaction:

£m
Acquisition of remaining 50% of Confirmant	(4.1)
Cash acquired	10.5

Net Cash acquired	6.4

24. RELATED PARTY TRANSACTION

During the year Celltech entered into a related party transaction with its new Chief Executive, Dr. Göran Ando.

The transaction involved the acquisition by Celltech on October 22, 2003 of Dr. Ando’s home in Mendham Borough, New Jersey, USA. The purpose of the transaction was to expedite Dr. Ando’s relocation to the United Kingdom.

The agreed acquisition price for the property was $2 million (£1.1 million) which was based on the mid-point of two independent valuations. The total cost to Celltech including related expenditure amounted to $2,026,842.

The transaction involved full transfer of the rights to the property to Celltech, no further amounts become payable to or from Dr. Ando. Full settlement of the amounts due to Dr. Ando was made on October 22, 2003.

As at December 31, 2003 the property is still held by Celltech and is included within freehold tangible fixed assets (Note 12).

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

The 1993 Executive Scheme is only available to full-time executives who may, from time to time, be selected to participate. No eligible employee is entitled as of right to participate in the 1993 Executive Scheme and options will normally only be granted within 42 days following the announcement of Celltech’s interim or final results. No options may be granted after 2003. The exercise of options may be subject to the satisfaction of performance targets set at the date of grant.

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

25. SHARE OPTIONS — (Continued)

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

Options, which are not transferable, may normally be exercised between the third and tenth anniversaries of the date of grant and while the participant remains an employee. Options may, however, be exercised earlier in certain circumstances (including on the option holder’s death, on a takeover offer becoming unconditional or on a winding-up of Celltech). No options were granted under the Scheme for the year ended December 31, 2003 and no further options will be granted under this Scheme.

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

Options, which are not transferable, may normally be exercised during the six-month period following completion of the related savings contract using the repayment of the savings together with the bonus. Options may be exercised earlier in certain circumstances (including on the option holder’s death, on a take-over offer becoming unconditional or on a winding-up of Celltech) but only to the extent that ordinary shares in Celltech can be acquired with repayments made, together with interest, under the related savings contract. No options were granted under the Scheme for the year ended December 31, 2003. No further options will be granted under this Scheme.

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

25. SHARE OPTIONS — (Continued)

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

Options, which are not transferable, may normally be exercised between the third and tenth anniversaries of the date of grant. Options may, however, be exercised earlier in certain circumstances (including on the option holder’s death). No options were granted under the Scheme for the year ended December 31, 2003. No further options will be granted under this Scheme.

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

Where an option has been exercised, but the shares have not been allotted or transferred to the participant, the Board may decide to pay the participant the cash equivalent of those shares instead. The cash equivalent is the middle-market quotation of those shares, as derived from the Official List on the dealing day prior to the exercise of the option. No options were granted under the Scheme for the year ended December 31, 2003. No further options will be granted under this Scheme.

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

No options were granted under the Scheme for the year ended December 31, 2003. No further options will be granted under this Scheme.

(f) Darwin Molecular Technologies Inc. 1993 Stock Option Plan

Under this plan, selected Directors, employees, advisers and contractors of the Darwin Molecular Technologies Inc. (“Darwin”) group were granted incentive stock options and/or nonqualified stock

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

25. SHARE OPTIONS — (Continued)

options to acquire the common stock of Darwin. As a consequence of the purchase of Darwin by Chiroscience and the subsequent merger of Celltech and Chiroscience, participants now hold options over shares in Celltech.

Options, which are not transferable, are exercisable on a date normally specified by the Board, which may be no later than the tenth anniversary of the date of grant. Only specified percentages of the options are normally exercisable before the fourth anniversary of the date of grant. Options may be exercised earlier in certain circumstances (including on the option holder’s death, and when the participant ceases to be employed by a participating company by reason of total disability). No options were granted under the Scheme for the year ended December 31, 2003. No further options will be granted under this Scheme.

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

An option may not normally be exercised until the option holder has completed his savings contract and then not more than six months thereafter. However, early exercise is permitted in certain circumstances, including if an option holder ceases to be employed by reason of death, injury, disability or redundancy, or if the option holder is no longer eligible to participate but has held the option for over three years. No options were granted under the Scheme for the year ended December 31, 2003. No further options will be granted under this Scheme.

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

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

25. SHARE OPTIONS — (Continued)

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

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

25. SHARE OPTIONS — (Continued)

Where options are granted under the “UK Approved Section”, no options may be granted if, at the time of grant, this would cause the aggregate market value of shares under option in pursuance of any approved share option scheme, not being a savings-related share option scheme, established by Celltech or an associated company, to exceed £30,000. Prior Inland Revenue approval is required for adjustments to options or to any amendments to this scheme. Under the US Section, incentive stock options, unqualified stock options or stock appreciation rights may be granted to participants at the sole discretion of the Committee. The Committee shall also determine the term of the option or right and whether it can be exercised in installments. Options and rights under the US Section may not be granted in excess of an aggregate of approximately 5% of the issued ordinary share capital of Celltech. No options were granted under the Scheme for the year ended December 31, 2003. No further options will be granted under this Scheme.

(j) Celltech Group plc 2001 Discretionary Share Option Scheme

The Scheme was adopted by shareholders on May 24, 2001. Options are granted in accordance with the rules of the Scheme. Options are subject to a performance requirement determined by the Remuneration Committee. Options granted under the Scheme will only become exercisable if Celltech’s share price has exceeded the median growth in share price of a comparator group over a period of three to five years from the date of grant of the options. The comparator group selected is a total of approximately seventy to eighty companies, comprising larger members of the FT-SE Mid 250 index and smaller members of the FT-SE 100 index.

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

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

25. SHARE OPTIONS — (Continued)

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

Options granted under the Executive Scheme were not exercisable after the expiration of ten years from the date of grant. In the event that the holder ceased to be a full-time employee by reason of injury, disability or retirement, options could be exercised within six months of the holder ceasing to be employed. In the event that the holder died or ceased to be a full-time employee in circumstances where the holder could have been summarily dismissed under English law or the holder gave notice to terminate his employment, his options lapsed forthwith. In the event that the holder died, his representative could exercise the options within 12 months of the date of his death. No options were granted under the Scheme for the year ended December 31, 2003. No further options will be granted under this Scheme.

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

No options were granted under this scheme for the year ended December 31, 2003. No further options will be granted under this Scheme.

(n) Medeva US Plan

Under this scheme, Directors and employees of Medeva were granted incentive stock options to acquire shares in Medeva. As a consequence of the merger of Celltech and Medeva, participants now hold options over shares in Celltech.

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

25. SHARE OPTIONS — (Continued)

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

No shares were granted under the scheme for the year ended December 31, 2003. No further options will be granted under this Scheme.

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

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

25. SHARE OPTIONS — (Continued)

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

No options were granted under this scheme for the year ended December 31, 2003. No further options will be granted under this Scheme.

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

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

25. SHARE OPTIONS — (Continued)

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

No options were granted under this scheme for the year ended December 31, 2003. No further options will be granted under this Scheme.

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

(i) not more than 10% of the issued ordinary share capital of Celltech may in aggregate be issued pursuant to options granted under the 1993 Executive Scheme and the 1993 Savings Related Scheme, when aggregated with the number of ordinary shares issued or issuable pursuant to all rights granted under all other share schemes established by Celltech (excluding lapsed options) in any ten-year period but excluding the Celltech Group 1993 Unapproved Share Option Scheme;

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

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

25. SHARE OPTIONS — (Continued)

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

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

25. SHARE OPTIONS — (Continued)

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

A summary of outstanding options at December 31, 2003 is presented below.

	Total number of employees holding options	Includes unapproved options	Total number of shares under option	Exercise prices	Exercise dates	Subject to specific performance criteria
Celltech Group 1993 Savings Related Share Options Schemes	13	No		238p - 378p	2002-2005	No
Celltech Group 1993 Executive Share Option Scheme (approved section)	61	No	151,492	305p - 580p	2003-2009	Yes
Celltech Group 1993 Executive Share Option Scheme (unapproved section)	23	Yes	487,150	262.5p - 580p	2003-2009	Yes
Celltech Chiroscience Executive Share Option Scheme 1999 (approved section)	560	No	644,433	540.5p -1295p	2003-2011	Yes
Celltech Chiroscience Executive Share Option Scheme 1999 (Unapproved section)	712	Yes	3,059,545	540.5p -1295p	2003-2011	Yes
Chiroscience Executive Share Option Schemes (No. 1 and No. 2)	61	Yes	216,655	205p - 727.4p	2003-2009	No
Chiroscience 1997 All Employee Share Option Scheme	18	Yes	43,806	520.2p	2003-2007	No
Darwin Molecular Technologies Inc 1993 Stock Option Plan	13	No	115,514	$2.27	2003-2006	No

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

25. SHARE OPTIONS — (Continued)

	Total number of employees holding options	Includes unapproved options	Total number of shares under option	Exercise prices	Exercise dates	Subject to specific performance criteria
Chiroscience Savings Related Share Option Scheme	7	No				No
Medeva Sharesave	0	No	0	N/a	N/a	N/a
Medeva 1996 Executive Share Option Scheme	6	Yes	32,130	283.824p-338.235p	2003-2006	No
Medeva plc Executive Share Option Scheme	15	No	80,566	355.882p-664.706p	2003-2008	No
Medeva plc European Executive Share Option Scheme	1	Yes	42,398	367.647p-429.412p	2003-2008	No
Medeva plc United States Executive Stock Option Plan	2	Yes	6,936	459.559p	2003-2008	No
Celltech Chiroscience Savings Related Share Option Scheme 1999	1,026	No	1,995,250	237p – 948p	2004-2010	No
Celltech Group plc 2001 Discretionary Share Option Scheme (approved section)	773		797,958	287p-890p	2004-2013	Yes
Celltech Group plc 2001 Discretionary Share Option Scheme (Unapproved section)	1,412		8,143,909	287p – 890p	2004-2013	Yes
NI Options*	313	Yes	696,977	287p-890p	2004-2012	Yes

13 people hold options under the Deferred Bonus Scheme. Representing, potentially, options over 455,350 shares (including 54,528 NI shares).

*	NI – NI indemnity options linked to Celltech Group plc Discretionary Share Option Scheme (Unapproved).

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

25. SHARE OPTIONS — (Continued)

	Celltech Share Option Schemes	Chiroscience Share Option Schemes	Medeva Share Option Schemes	Total
	(Number of shares, millions)
Shares under option at January 1, 2002	6.7	0.8	0.2	7.7
Shares granted	5.1	—	—	5.1
Shares exercised	(0.4)	(0.1)	(0.1)	(0.6)
Shares lapsed	(0.1)	(0.5)	—	(0.6)

Shares under option at December 31, 2002	11.3	0.2	0.1	11.6
Shares granted	5.5	—	—	5.5
Shares exercised	—	(0.06)	—	(0.06)
Shares lapsed	(1.0)	(0.03)	—	(1.03)

Shares under option at December 31, 2003	15.8	0.11	0.1	16.01

Weighted average option price per share	(pence)

Shares under option at January 1, 2002	859	342	445	795

Shares under option at December 31, 2002	804	312	394	774

Shares under option at December 31, 2003	539	360	423	534

The total number of options granted in 2003 was 4,890,493 executive options plus 470,273 NI indemnity options and 1,931,892 sharesave options with a weighted average exercise price of £2.74. In the year 170,351 options were exercised with a weighted average exercise price of £2.09. The weighted average calculations exclude the deferred bonus options.

The market price of Celltech Group plc’s ordinary shares at December 31, 2003 was 378p.

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

26. CONSOLIDATED CASH FLOW STATEMENT

(a) Reconciliation of operating loss to net cash inflow from operating activities

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
	(£ million)
Operating loss	(63.6)	(44.7)	(56.2)
Operating exceptional items	18.9	—	7.8

Operating loss before exceptional costs	(44.7)	(44.7)	(48.4)
Depreciation	13.9	13.3	12.6
Goodwill amortization	94.2	93.7	92.6
Intangibles amortization	3.2	1.0	—
(Increase)/decrease in stocks	(3.6)	0.1	(5.5)
(Increase)/decrease in debtors	(6.6)	0.9	(26.2)
Increase/(decrease) in creditors	28.9	(9.7)	20.5
Settlement of fair value provisions	(22.5)	—	—

Net cash inflow from operating activities before exceptional costs	62.8	54.6	45.6
Outflow relating to operating exceptional costs	(5.1)	(5.2)	(6.9)
Outflow relating to termination of operations	(3.8)	—	—

Net cash inflow from operating activities	53.9	49.4	38.7

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

26. CONSOLIDATED CASH FLOW STATEMENT — (Continued)

(b) Analysis of cash flows for headings netted in the cash flow statement

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
	(£ million)
Capital expenditure and financial investment
Payments to acquire tangible fixed assets	(15.0)	(11.8)	(16.1)
Payments made to acquire intangible fixed assets	(13.2)	(16.1)	(11.8)
Payments made to acquire fixed asset investments	—	—	(7.0)
Proceeds from repayment of PowderJect loan notes	31.0	—	—
Proceeds from disposal of equity investments	—	1.1	11.5
Proceeds from sale of fixed assets	0.6	0.7	1.1

	3.4	(26.1)	(22.3)

Financing
Proceeds of exercise of share options	0.3	2.0	5.0
Repayment of capital element of finance lease rentals	(0.7)	(1.1)	(1.3)
Repayment of senior loan notes	(28.5)	—	—
Repayment of loan acquired with subsidiaries	—	—	(5.4)

	(28.9)	0.9	(1.7)

Taxation
Taxation paid	(7.9)	(4.4)	(4.3)
Taxation refunded	5.1	0.8	13.0

	(2.8)	(3.6)	(8.7)

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

26. CONSOLIDATED CASH FLOW STATEMENT — (Continued)

(c) Analysis of net funds

	Cash	Liquid resources	Loans	Obligations under finance leases	Total
	(£ million)
Analysis of net funds
At January 1, 2001	29.5	47.1	(33.6)	(4.4)	38.6
Acquisition	—	—	(5.4)	—	(5.4)
Disposal	—	—	—	0.3	0.3
Cashflow	5.4	7.0	5.4	1.3	19.1
Exchange movements	1.4	—	(0.9)	—	0.5

At December 31, 2001	36.3	54.1	(34.5)	(2.8)	53.1
Cashflow	50.9	(30.1)	—	1.1	21.9
Exchange movements	(6.1)	—	3.3	—	(2.8)

At December 31, 2002	81.1	24.0	(31.2)	(1.7)	72.2
Acquisition	—	99.5	—	—	99.5
Cashflow	(37.5)	(7.0)	28.5	0.7	(15.3)
Exchange movements	(5.1)	—	2.7	—	(2.4)

At December 31, 2003	38.5	116.5	—	(1.0)	154.0

27. FINANCIAL COMMITMENTS

	December 31, 2003	December 31, 2002
	(£ million)
(i) Contracted capital expenditure	7.8	1.2

(ii) Manufacturing capacity

The Group has entered into significant manufacturing capacity arrangements as discussed below:

Sandoz (formerly Biochemie GmbH)

Celltech has contracted Sandoz, a subsidiary of Novartis, as a long-term source for the manufacture of its microbially produced antibody products (including CDP 870). Celltech has reserved manufacturing capacity beginning January 1, 2004 and ending December 31, 2010. Celltech has potential minimum take or pay obligations, which are subject to mitigation, under this agreement of approximately £41 million.

Lonza

Celltech has contracted Lonza as a long-term manufacturing source and has reserved manufacturing capacity until December 31, 2010. Under the contract there are varying sums payable each year under take or pay obligations. The total obligations over the period of the contract, which are subject to mitigation, amount to £14 million.

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

27. FINANCIAL COMMITMENTS — (Continued)

BioReliance

Celltech has a contract with BioReliance enabling the Group to reserve manufacturing capacity. The current minimum commitment is £2.2 million based on forecast requirements which have been submitted to BioReliance.

(iii) Leasing

Operating and finance lease commitments are disclosed in Note 19.

(iv) Guarantees

In recent years, the Group has carried out a program of strategic disposals, in the course of which it has given to other parties in these transactions certain indemnities, warranties and guarantees. The maximum potential amount of future undiscounted payments under Celltech’s indemnities, warranties and guarantees, as defined by Financial Accounting Standards Board Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45), in connection with these disposals and which remain outstanding, amounted to £35.0 million at December 31, 2003 (2002: £35 million). Since the completion of the transactions concerned, the number of grounds on which a claim can be brought under these indemnities, warranties and guarantees has and continues to diminish. In the past, claims against the Group arising from indemnities, warranties and guarantees given in relation to these disposals have not been material. In addition, the environmental remediation warranties relating to certain transactions have no time limits and/or monetary caps attached to potential future claims.

28. PENSION ARRANGEMENTS

The Group operates a number of pension schemes, the majority being defined benefit arrangements. Details of the Group’s schemes are as follows:

(i) Pension schemes under SSAP 24

The charge for the year comprises:

	December 31, 2003	December 31, 2002	December 31, 2001
	(£ million)
Celltech Pension and Life Assurance Scheme & Medeva Plans	1.6	2.2	2.2
US qualified scheme	—	1.1	1.0
US non-qualified scheme	0.2	0.2	0.5
Thiemann plan	0.6	0.5	0.1
Defined contribution schemes (US and UK)	3.3	1.6	1.8

	5.7	5.6	5.6

The defined contribution schemes relate primarily to the Celltech Group Personal Pension Plan (CGPPP) and US 401K plans. The CGPPP was introduced as of January 1, 2000 for all new UK

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

28. PENSION ARRANGEMENTS — (Continued)

employees of the Group. The Celltech Pension and Life Assurance Scheme, the Medeva UK Pension Plan and the Medeva Senior Executive Pension Plan are all closed to new members. These schemes were merged on September 18, 2002 (see below).

Under the CGPPP the Group contributes 8% of salary to individual plans for employees.

The contributions outstanding at the end of the financial year in respect of the Group’s UK pension schemes were £0.1 million. These were paid in accordance with trust rules during January 2004.

Details of the Group’s defined benefit schemes are set out below:

UK defined benefit scheme

During 2002 the Group operated three UK defined benefit schemes, the Celltech Pension and Life Assurance Scheme (‘CP&LAS’), the Medeva UK Pension Plan and the Medeva Senior Executive Pension Plan.

On September 18, 2002 the MUKPP and the MSEPP plans were merged into the CP&LAS. A full actuarial valuation was then undertaken as at September 30, 2002.

The last full actuarial valuation of the UK schemes for SSAP24 purposes was undertaken as at September 30, 2002. However, an actuarial review has been carried out as at September 30, 2003.

The main financial assumptions for the September 30, 2003 review were as follows:

Rate of return	6.8%
Rate of increase in salaries	4.0%
Rate of increase of pension in payment (excess over GMP)	2.5%
Revaluation in deferment	2.5%
Asset valuation method	Market value
Liability valuation	Attained age

The assets and liabilities of the schemes were as follows:

September 30, 2003
(£ million)
Assets	39.6
Liabilities	(44.6)

Deficit in CP&LAS	(5.0)

The CP&LAS is thus funded at 89% of the liabilities.

The attained age methodology is used to obtain the actuarial valuation for liabilities. The attained age methodology is the most appropriate in the circumstances of this scheme, which has been closed to new members.

The cash cost of the scheme is identical to the profit and loss charge and consequently there is no SSAP24 prepayment nor provision.

On the basis of the actuarial review the current contribution rate paid by the Group is 14.7% for the scheme. This contribution rate includes 3.3% to refinance the deficit in the scheme over the average future service lifetime of the active membership. Pension costs are not expected to increase significantly as a result of the revised funding requirements.

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

28. PENSION ARRANGEMENTS — (Continued)

US Qualified Scheme

The most recent valuation of the plan under US accounting standards was carried out on December 31, 2003. At the valuation date the market value of the assets of the plan was £8.9 million and the liabilities were £11.9 million. Thus the assets of the plan represented 75% of the value of the benefits that had accrued to members after allowing for expected future increases in earnings.

The projected unit method was used to derive the valuation above and the key actuarial assumptions are identical to those set out in (ii) below.

The US Qualified Scheme was frozen as at December 31, 2002 and as such no further benefits accrue to the members.

US Unqualified Scheme

The most recent valuation of the plan under US accounting standards was carried out on December 31, 2003. The liabilities of this unfunded scheme at this date were valued at £2.6 million. However, the Group is carrying a liability in creditors of £2.5 million against this obligation, and also holds a ‘RABBI’ account of £2.0 million for this liability (see (ii) below).

The projected unit method was used to derive the valuation above and the key actuarial assumptions are identical to those set out in (ii) below.

The US Unqualified Scheme was frozen as at December 31, 2002 and as such no further benefits accrue to the members.

Germany (Thiemann) Plan

The most recent valuation of the plan was carried out as at December 31, 2003 under IAS 19. At the valuation date the market value of the assets of the plan was £6.1 million and the liabilities were £12.2 million. Thus the assets of the plan represented 50% of the value of the benefits that had accrued to members after allowing for expected future increases in earnings. However, the Company also holds separate insurance assets of £6.0 million outside of the scheme to cover the deficit. Thus in total there are assets of £12.1 million available to cover the liability of £12.2 million (as set out in the FRS 17 disclosures below).

The key actuarial assumptions that were used are as set out in (ii) below.

(ii) FRS 17 disclosures

The Group has adopted FRS 17 Retirement Benefits to the extent of the mandated disclosure requirements for the year ended December 31, 2003. FRS 17 is more prescriptive than SSAP 24 in the assumptions and methodology that must be used in order to assess actuarial liabilities. In particular FRS 17 prescribes the use of the projected unit method of valuation and a discount rate obtained from corporate bonds rather than equities. Because of the low average age of the members of the CP&LAS the Group considers the SSAP 24 valuation to be more relevant. The results of the FRS 17 review are presented below.

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

28. PENSION ARRANGEMENTS — (Continued)

Qualified independent actuaries updated the actuarial valuations of the major defined benefit schemes operated by the Group to December 31, 2003. The main financial assumptions used in this update were as follows:

Assumptions

	2003
	(£ million)
	UK %	US %	Germany %
Inflation assumptions	2.8	n/a	2.0
Rate of increase in salaries	4.3	n/a	3.0
Rate of increase in pension payment	2.1-2.7	—	1.5
Discount rate	5.4	6.0	5.3
Long term rate of return expected at December 31
Equities	7.8	9.2	n/a
Bonds	5.4	6.0	n/a
Insurance	4.8	n/a	4.5
Assumptions
	2002
	(£ million)
	UK %	US %	Germany %
Inflation assumptions	2.3	3.0	2.0
Rate of increase in salaries	3.8	4.1-4.6	3.0
Rate of increase in pension payment	1.9-2.3	—	2.0
Discount rate	5.5	6.7	6.0
Long term rate of return expected at December 31
Equities	7.5	9.0	n/a
Bonds	4.5	6.7	n/a
Insurance	4.5	n/a	3.5
Assumptions
	2001
	(£ million)
	UK %	US %	Germany %
Inflation assumptions	2.6	3.0	2.0
Rate of increase in salaries	4.1	5.0	3.0
Rate of increase in pension payment	2.0-2.6	—	2.0
Discount rate	5.9	7.0	6.0
Long term rate of return expected at December 31
Equities	7.2	10.0	n/a
Bonds	5.0	7.0	n/a
Insurance	n/a	n/a	3.5

Pension fund deficit

The pension fund deficit set out below under FRS 17 is as if this standard were fully applied. However, under the current accounting methodology (SSAP 24) there are assets and provisions within the balance sheet at December 31, 2003 that would offset the effect on net assets (see below) of this deficit in the event of a restatement under FRS 17.

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

28. PENSION ARRANGEMENTS — (Continued)

If FRS 17 had been adopted for the year ended December 31, 2003 the Group’s net assets per the balance sheet would be reduced by £24.2 million (2002: £18.4 million). Further explanation of this adjustment is included below.

The assets and liabilities of the major defined benefit schemes operated by the Group at December 31, 2003 as calculated in accordance with FRS 17 are shown below.

	2003
	UK	US	Germany	Total
	(£ million)
Scheme assets
Equities	32.6	5.5	—	38.1
Bonds	8.8	3.4	—	12.2
RABBI trust account	—	2.0	—	2.0
Insurance	0.9	—	12.1	13.0

Total fair value of assets	42.3	10.9	12.1	65.3
Present value of scheme liabilities	(64.1)	(14.5)	(12.2)	(90.8)

Deficit in the scheme	(21.8)	(3.6)	(0.1)	(25.5)
Related deferred tax credit	—	1.5	—	1.5

Net pension fund scheme (deficit)/surplus under FRS 17	(21.8)	(2.1)	(0.1)	(24.0)
Adjustments for existing assets and provisions under SSAP 24
Assets, net of related deferred tax	—	(2.8)	—	(2.8)
Provision, net of deferred tax	0.1	2.5	—	2.6

Adjustment to FRS 17, net of related deferred tax	(21.7)	(2.4)	(0.1)	(24.2)

Net assets as currently disclosed	n/a	n/a	n/a	505.9

Net assets as adjusted if FRS 17 were fully adopted	n/a	n/a	n/a	481.7

	2002
	UK	US	Germany	Total
	(£ million)
Scheme assets
Equities	29.5	4.2	—	33.7
Bonds	2.0	3.4	—	5.4
RABBI trust account	—	2.1	—	2.1
Insurance	3.9	—	11.1	15.0

Total fair value of assets	35.4	9.7	11.1	56.2
Present value of scheme liabilities	(52.1)	(13.3)	(11.0)	(76.4)

Deficit in the scheme	(16.7)	(3.6)	0.1	(20.2)
Related deferred tax credit	—	1.5	—	1.5

Net pension fund scheme (deficit)/surplus under FRS 17	(16.7)	(2.1)	0.1	(18.7)
Adjustments for existing assets and provisions under SSAP 24
Assets, net of related deferred tax	—	(2.1)	(0.5)	(2.6)
Provision, net of deferred tax	—	2.9	—	2.9

Adjustment to FRS 17, net of related deferred tax	(16.7)	(1.3)	(0.4)	(18.4)

Net assets as currently disclosed	n/a	n/a	n/a	564.4

Net assets as adjusted if FRS 17 were fully adopted	n/a	n/a	n/a	546.0

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

28. PENSION ARRANGEMENTS — (Continued)

	2001
	UK	US	Germany	Total
	(£ million)
Scheme assets
Equities	38.5	5.7	—	44.2
Bonds	1.6	2.8	—	4.4
RABBI trust account	—	2.5	—	2.5
Insurance	—	—	10.0	10.0

Total fair value of assets	40.1	11.0	10.0	61.1
Present value of scheme liabilities	(48.0)	(15.7)	(9.6)	(73.3)

Deficit in the scheme	(7.9)	(4.7)	0.4	(12.2)
Related deferred tax credit	—	—	—	—

Net pension fund scheme (deficit)/surplus under FRS 17	(7.9)	(4.7)	0.4	(12.2)
Adjustments for existing assets and provisions under SSAP 24
Assets, net of related deferred tax	—	(2.5)	(0.4)	(2.9)
Provision, net of deferred tax	1.0	3.0	—	4.0

Adjustment to FRS 17, net of related deferred tax	(6.9)	(4.2)	—	(11.1)

Net assets as currently disclosed	n/a	n/a	n/a	619.2

Net assets as adjusted if FRS 17 were fully adopted	n/a	n/a	n/a	608.1

The ‘RABBI’ trust is held in the Group’s own name and is shown within other debtors in Note 15. This account can only be used by the Group to pay the pension liabilities of the US Unqualified Scheme, except in the case of bankruptcy when it would become part of the general pool of assets and pensioners would rank as ordinary creditors.

Included within the insurance assets held in Germany are £6.0 million of insurance arrangements in the Company’s own name which were written in order to cover the pension deficits that would otherwise exist in the pension scheme. There is no intention to use these assets for any purpose other than to cover the deficit and accordingly they have been shown as part of the available assets.

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

28. PENSION ARRANGEMENTS — (Continued)

	2003
	UK £m	US £m	Germany £m	Total £m
FRS 17 pension charge
Operating profit
Current service cost	1.4	0.1	0.2	1.7
Past service costs	—	—	—	—
Gain on curtailment	—	—	—	—
Loss on RABBI trust	—	—	—	—
Settlement on bulk transfer	—	—	—	—

Total operating charge	1.4	0.1	0.2	1.7
Finance expense
Expected return on pension scheme assets	(2.5)	(0.6)	(0.3)	(3.4)
Interest charge	2.9	0.9	0.7	4.5

Net expense	0.4	0.3	0.4	1.1

Loss before taxation	1.8	0.4	0.6	2.8

Consolidated statement of recognized gains and losses

Actual return less expected return on pension schemes’ assets	3.0	0.9	(0.1)	3.8
Experience (losses)/gains arising on the schemes’ liabilities	(0.9)	(0.2)	0.6	(0.5)
Changes in assumptions underlying the present value of the schemes’ liabilities	(7.0)	(1.9)	(0.6)	(9.5)

Actuarial loss recognized	(4.9)	(1.2)	(0.1)	(6.2)

	2002
	UK £m	US £m	Germany £m	Total £m
FRS 17 pension charge
Operating profit
Current service cost	2.0	1.1	0.2	3.3
Past service costs	0.2	—	—	0.2
Gain on curtailment	—	(2.6)	—	(2.6)
Loss on RABBI trust	—	0.2	—	0.2
Settlement on bulk transfer	(0.5)	—	—	(0.5)

Total operating charge/(income)	1.7	(1.3)	0.2	0.6

Finance expense
Expected return on pension scheme assets	(2.8)	(0.7)	(0.2)	(3.7)
Interest charge	2.9	1.0	0.6	4.5

Net expense	0.1	0.3	0.4	0.8

Loss/(gain) before taxation	1.8	(1.0)	0.6	1.4

Consolidated statement of recognized gains and losses

Actual return less expected return on pension schemes’ assets	(6.2)	(1.9)	0.3	(7.8)
Experience gains/(losses) arising on the schemes’ liabilities	0.3	0.7	(0.4)	0.6
Changes in assumptions underlying the present value of the schemes’ liabilities	(3.8)	(0.5)	—	(4.3)

Actuarial loss recognized	(9.7)	(1.7)	(0.1)	(11.5)

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

28. PENSION ARRANGEMENTS — (Continued)

Additional disclosures required by FRS 17

	2003
	UK £m	US £m	Germany £m	Total £m
Difference between the expected and actual return on scheme assets:
Amount	3.0	0.9	(0.1)	3.8
Percentage of scheme assets	7%	8%	(1)%	6%

Experience gains and losses on scheme liabilities:
Amount	(0.9)	(0.2)	0.6	(0.5)
Percentage of the present value of scheme liabilities	(1)%	(1)%	5%	(1)%

Total amount recognized in statement of total recognized gains and losses:
Amount	(4.9)	(1.2)	(0.1)	(6.2)
Percentage of the present value of scheme liabilities	(8)%	(8)%	(1)%	(7)%

	2002
	UK £m	US £m	Germany £m	Total £m
Difference between the expected and actual return on scheme assets:
Amount	(6.2)	(1.9)	0.3	(7.8)
Percentage of scheme assets	18%	20%	2%	14%

Experience gains and losses on scheme liabilities:
Amount	0.3	0.7	(0.4)	0.6
Percentage of the present value of scheme liabilities	1%	5%	4%	1%

Total amount recognized in statement of total recognized gains and losses:
Amount	(9.7)	(1.7)	(0.1)	(11.5)
Percentage of the present value of scheme liabilities	19%	13%	1%	15%

The movement in deficit during the year ended December 31, 2003 is as follows:

	2003
	UK £m	US £m	Germany £m	Total £m
(Deficit)/surplus in schemes at beginning of the year	(16.7)	(3.6)	0.1	(20.2)
Current service cost	(1.4)	(0.1)	(0.2)	(1.7)
Contributions	1.6	1.0	0.4	3.0
Past service costs	—	—	—	—
Other finance income	(0.4)	(0.3)	(0.4)	(1.1)
Gains on curtailment	—	—	—	—
Settlement on bulk transfer	—	—	—	—
Actuarial loss on investment	(4.9)	(1.2)	(0.1)	(6.2)
Loss on RABBI trust	—	—	—	—
Exchange	—	0.6	0.1	0.7

Deficit in schemes at the end of the year	(21.8)	(3.6)	(0.1)	(25.5)

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

28. PENSION ARRANGEMENTS — (Continued)

The movement in deficit during the year ended December 31, 2002 is as follows:

	2002
	UK £m	US £m	Germany £m	Total £m
(Deficit)/surplus in schemes at beginning of the year	(7.9)	(4.7)	0.4	(12.2)
Current service cost	(2.0)	(1.1)	(0.2)	(3.3)
Contributions	2.7	1.3	0.4	4.4
Past service costs	(0.2)	—	—	(0.2)
Other finance income	(0.1)	(0.3)	(0.4)	(0.8)
Gains on curtailment	—	2.6	—	2.6
Settlement on bulk transfer	0.5	—	—	0.5
Actuarial loss on investment	(9.7)	(1.7)	(0.1)	(11.5)
Loss on RABBI trust	—	(0.2)	—	(0.2)
Exchange	—	0.5	—	0.5

(Deficit)/surplus in schemes at the end of the year	(16.7)	(3.6)	0.1	(20.2)

	2003	2002
	Total £m	Total £m
Reserves note
Profit and loss reserve excluding FRS 17 additional pension liability	(340.5)	(281.6)
FRS 17 additional pension liability	(24.2)	(18.4)

Profit and loss reserve	(364.7)	(300.0)

29. CONTINGENT LIABILITIES

(a) The Group has unsecured and undrawn overdraft facilities of £10 million (2002: £11 million net) (Note 21). The Company has provided guarantees to finance companies in respect of finance leases to Celltech R&D Limited not exceeding £2.5 million (2002: £2.5 million) of which £1.0 million (2002: £1.4 million) has been utilized. The Company has also provided guarantees to XLWinterthur International of $13.5 million in respect of reinsurance and €8 million to Sandoz in respect of manufacturing capacity arrangements.

(b) The principal litigation in which the Group has been involved in 2003 is discussed below. In common with most trading companies, Celltech and various of its subsidiary undertakings are the subject of a number of legal claims or potential claims against the Group, the outcome of which cannot at present be determined. Provision has been made in these accounts for all liabilities which might be reasonably expected to materialize from these claims.

(i)	Ionamin

In July 1997 significant health concerns were raised over the use of the so-called “fen-phen diet” (co-prescription of fenfluramine and phentermine). These concerns resulted in the voluntary withdrawal from the market of fenfluramine and a related drug dexfenfluramine in September 1997. These withdrawals were followed by the commencement of a significant number of lawsuits in the US against manufacturers and prescribers of fenfluramine, dexfenfluramine and phentermine. The most common

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

29. CONTINGENT LIABILITIES — (Continued)

allegation is that the “fen-phen diet” caused heart valve problems, neurological dysfunction and, much less frequently, primary pulmonary hypertension, a rare, frequently fatal disease of the lungs. Celltech has been named in close to 7,000 of these cases, approximately 1,500 of which were pending as at December 31, 2003. The Group’s involvement derives from the sale by a Celltech subsidiary, since July 2, 1996, of Ionamin, the phentermine prescription pharmaceutical acquired from Fisons Corporation (“Fisons”) on that date. At February 12, 2004 the Group had been formally dismissed from approximately 5,370 of these cases without payment of any sums by way of damages or costs to third parties, and dismissals of more than 700 additional cases, also without payment, were agreed to or filed but were not yet effective.

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

(ii)	MedImmune

Litigation relating to Synagis

In 1998 Celltech granted to MedImmune Inc a worldwide non-exclusive license to use certain of its patents in relation to its humanized antibody preparation, palivizumab (sold by MedImmune under the trade name Synagis). Celltech believes that MedImmune’s Synagis product comes within the scope of its patents and that accordingly MedImmune owes significant royalties to Celltech. MedImmune disputes this and has refused to pay any royalties. Accordingly Celltech commenced two legal actions against MedImmune – one in respect of the US patent (the major market for Synagis) and the other in respect of the German patent (where Synagis is manufactured). Both actions are subject to the jurisdiction of the UK Courts.

The claim with respect to the US patent was dismissed by the High Court in November 2002. Celltech’s appeal to the Court of Appeal was dismissed by a majority decision in July 2003 with an Order that Celltech pay MedImmune’s legal costs. As at December 31, 2002, MedImmune’s claim for legal costs had been settled and paid by Celltech. The claim with respect to the German patent is scheduled for hearing in the High Court at the end of March 2004. On October 14, 2003, Celltech obtained the grant of a further US patent which also falls within the scope of the license granted to MedImmune. In January 2004, MedImmune filed a declaratory action in the US District Court for the District of Columbia in respect of this patent seeking a declaration that its Synagis product does not infringe the patent and that the patent is invalid. This matter may also form the subject of further litigation in the UK.

Since the scope of MedImmune’s claims are limited to seeking a declaration that it owes no royalties in respect of Synagis, Celltech has no potential liability under any of this pending litigation save in respect of MedImmune’s legal costs should Celltech’s claim in the UK Courts fail.

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

29. CONTINGENT LIABILITIES — (Continued)

Litigation relating to Boss/Cabilly patent interference settlement

On December 23, 2003, the US District Court for the Central District of California granted summary judgment in favor of Celltech and Genentech that the settlement of the Boss/Cabilly patent interference between Celltech and Genentech was immune from claims brought in a lawsuit by MedImmune under antitrust and unfair competition laws. On February 19, 2004 the Court granted final judgment in favor of Celltech and Genentech on those causes of action. Claims by MedImmune against Genentech that the Cabilly patent is invalid and not infringed are pending in the same matter, but those claims were not asserted against Celltech. MedImmune has indicated its intention to appeal the judgment. Should MedImmune appeal and ultimately prevail in its claims, Celltech would be liable to pay damages, a reasonable estimate of which cannot be made at this time.

iii.	69kD

Celltech is the owner of patents for 69kD, the Bordetella pertussis protein also known as Pertactin. Celltech has granted GlaxoSmithKline an exclusive worldwide license to use the patents. Under the terms of the license, Celltech has the first option to take proceedings to enforce the patents. Litigation has arisen in Europe involving Celltech’s patents and acellular pertussis vaccines owned by Chiron and its subsidiaries. On July 23, 1998, Celltech issued infringement proceedings against Chiron SpA (and a local chemist shop) in Milan, Italy for infringement of one of Celltech’s patents relating to the 69kD antigen and is seeking an injunction to prevent Chiron from marketing its product. Chiron is defending that action, and has counterclaimed for a declaration of invalidity of the patent. Court experts have been appointed, but the date when their report will be provided is not known. This patent is also subject to opposition proceedings in the European Patent Office brought by Chiron on January 22, 1997. The European Patent office has determined in a decision issued in November 2000 that the patent should be revoked. This decision of the EPO is the subject of an appeal by Celltech which will be heard on March 19, 2004.

iv.	Lonza

On July 14, 2003 Celltech announced that it had entered into a long-term supply agreement with Lonza, under which Lonza will manufacture PEGylated antibody fragment based drugs for Celltech at its microbial production facility. At the same time Celltech and Lonza announced a settlement for the termination of the CDP571 manufacturing agreement. The Group had provided as at December 31, 2002 for management’s best estimate of the amounts expected to materialize from the termination of this agreement. The terms of the settlement have not resulted in any additional charge to the profit and loss account.

v.	Alpharma

During 2002 Celltech sold its Armstrong business to Andrx. This operation had a product supply contract with a customer, Alpharma. During 2003, Alpharma voluntarily withdrew the product for sale claiming that an element of the production process did not have the required FDA approval. They have filed a suit against Andrx and Celltech has recently been included as a co-defendant in respect of liabilities arising when Celltech owned the Armstrong business.

Based on the merits of its defense, Celltech believes that the ultimate outcome of this litigation will not have a material adverse effect on the financial position and result of the Company. However, if the Company were ultimately held liable, the damages that would be payable could have a material adverse effect (a reasonable estimate of which cannot be made at this time) on the financial position and results of operations of the Company.

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

29. CONTINGENT LIABILITIES — (Continued)

(c)	Self-insurance

Since September 20, 2001 the Group has been required to increase its levels of self-insurance in respect of methylphenidate. In addition the Group has decided to retain a level of self-insurance in respect of all product liability up to $13.5 million as well as self-insurance in respect of methylphenidate of up to $20 million. Whilst no methylphenidate claims have been received since September 20, 2001, the Group has provided £5.4 million based on an external review of the likely liability associated with incidents that may arise from past sales of methylphenidate prior to September 20, 2003 and across all products post September 19, 2003. A further £0.5 million has been provided for product recall and other liabilities for which the Group has no external insurance.

30. DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United Kingdom (“UK GAAP”) which differ in certain significant respects from those generally accepted in the United States (“US GAAP”). The effects of the application of US GAAP to net income and shareholders’ equity are set forth below:

(a) Accounting for the acquisition of OGS

Under both UK GAAP and US GAAP the acquisition of OGS by Celltech was accounted for as a purchase and the results of operations are included from April 14, 2003. However UK GAAP and US GAAP purchase accounting principles differ in certain regards which gives rise to certain differences as follows:

(i)	In-process research and development

Under US GAAP in the allocation of the purchase price, a fair value is ascribed to in-process research and development in an acquired company. The purchased in-process research and development, once valued, is immediately expensed. The in-process research and development determined in the preliminary purchase price allocation has been reduced to the extent that negative goodwill was identified.

No such evaluation of in-process research and development is required under UK GAAP.

(ii)	OGS acquisition – other

Under UK GAAP, certain businesses acquired with OGS were held for immediate resale. Provision for the result of these businesses, notably proteomics and Confirmant, was made in the opening balance sheet. Under US GAAP the results of the businesses post-acquisition are charged to the profit and loss account. In addition, US GAAP and UK GAAP differ in the timing of the recognition of certain provisions and closure costs.

(iii)	Goodwill amortization

Under UK GAAP the acquired goodwill is being amortized over its estimated useful life of 10 years.

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

30. DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES — (Continued)

Under US GAAP, in accordance with SFAS No. 142, Goodwill and Other Intangible Assets, no amortization has been charged in respect of this acquisition as there has been no impairment of value (see note m).

(b) Accounting for the acquisition of Thiemann

Under both UK GAAP and US GAAP the merger between Celltech and Thiemann completed on October 1, 2001 is accounted for as a purchase. There are three principal UK to US GAAP differences:

(i)	Inventory

Under UK GAAP the inventory acquired with Thiemann was valued at replacement cost. Under US GAAP inventory is valued at selling price less an allowance for selling costs.

(ii)	Intangible assets

Under US GAAP in the allocation of the purchase price, a fair value is ascribed to intangible assets and in-process research and development. It was determined that there was no in-process research and development acquired as a result of this particular acquisition.

The Group valued intangible assets internally based on risk adjusted discounted forecast future cash flows.

(iii) Goodwill amortization

Under UK GAAP the acquired goodwill is being amortized over its estimated useful life of 7 years.

Under US GAAP, in accordance with SFAS No. 142, Goodwill and Other Intangible Assets, no amortization has been charged in respect of this acquisition as there has been no impairment of value (see note m).

(c) Medeva tax adjustments

Under US GAAP, the time frame allowed to make adjustments to goodwill is one year from the date of acquisition, except for adjustments in respect of taxation when an indefinite period is available. Under UK GAAP, the time frame available extends to the first full reporting period after the reporting period in which the acquisition was made. The 2003 adjustment is in respect of the settlement of certain tax exposures. After the look-back period, under UK GAAP, potential tax liabilities that are recorded at acquisition and are subsequently released are recorded as an income tax benefit. Under US GAAP, the release of the tax liability is recorded as an adjustment to goodwill.

(d) Pensions

The Group accounts for pension costs under UK GAAP rules which are set out in SSAP 24. There are three main differences from the US GAAP rules set out in SFAS 87, Employers’ Accounting for Pensions.

1.	SSAP 24 is less prescriptive in its provisions and allows the use of different measurement principles.

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

30. DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES — (Continued)

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

Under UK GAAP the shares in Celltech Group plc held by the Chiroscience 1994 Share Ownership Plan Trust and the Celltech Group Employee Share Trust are classified as investments, included in fixed assets, and are recorded at original cost, less a provision for those shares which have vested.

Under US GAAP, those shares still held in Trust would be reflected as treasury stock and reflected as a deduction from shareholders’ equity.

(f)	Equity investments

Under US GAAP, marketable equity investments are classified as marketable securities available for sale and have been stated at market value and any unrealized gains/losses are accounted for in shareholders’ equity as a component of other comprehensive income. Under UK GAAP there is no requirement to book an increase in the value of the equity holdings.

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

(h)	Unrealized gains on derivative financial instruments

As described under the heading Financial Instruments in Note 1 to the accounts, the Group uses forward exchange contracts as hedges of firm foreign currency commitments. Under UK GAAP, gains and losses on such contracts are deferred and recognized in income when the hedged transaction occurs.

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

30. DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES — (Continued)

Under US GAAP, effective January 1, 2001, Statements of Financial Accounting Standard (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138 Accounting for Derivative Instruments and Hedging Activities – An Amendment to SFAS No. 133, requires that an entity recognize all derivatives in the consolidated balance sheet at fair value. The accounting for changes in the fair value of a derivative depends on the use of the derivative. Derivatives that are not designated as part of a hedging relationship must be adjusted to fair value through income. Changes in the fair value of derivatives designated as fair value hedges are recorded in income as well as the gain or loss on the hedged asset or liability. Changes in the fair value of derivatives designated as cash flow hedges are classified as other comprehensive income until the hedged item is recognized in income. The ineffective portion of derivatives designated as hedges is immediately charged to income.

There are certain derivatives which qualified for hedge accounting under previous US GAAP. These hedging relationships did not on January 1, 2001 or December 31, 2001 or subsequent years meet the prescriptive requirements to qualify for hedge accounting under the new standard. Adoption of these new standards resulted in the Group recording a transition adjustment of £1.5 million on January 1, 2001.

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

US GAAP requires deferral and amortization of up-front license fees where there is a continuing involvement with the licensed asset through the provision of research and development services, manufacturing services or other similar activities. Celltech defers and amortizes up-front license fees to profit and loss over the performance period. The performance period is the period over which Celltech expects to provide services to the licensee. The performance period is determined by the provisions of, and by the facts and circumstances of, the relevant contract. Where Celltech retains an obligation to fund the activities of the licensee, revenue is deferred until that funding obligation has been met. In the event of multiple element contracts, in the absence of sufficient verifiable and objective evidence of fair value of the specified elements, the entire contract is considered in totality and revenue is recognized accordingly.

In 2001, the Group determined that £13.1 million of income recognized under UK GAAP should be deferred under US GAAP and during 2002 a further £12.7 million of such income and milestone receipts has been deferred. Significantly all of the revenue recognition differences between UK and US GAAP arose on our collaboration with Pfizer on CDP 870. During 2003, following Pfizer’s termination of the contract, under US GAAP we were able to recognize all the elements previously deferred after making provision for any remaining costs to be incurred until the date of termination.

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

30. DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES — (Continued)

Finally, under UK GAAP for 2003 we have included gains on forward exchange contracts as a component of turnover; under US GAAP such gains are included within cost of sales.

(k)	Restricted cash

As disclosed in Note 17, the Group had deposited £2.7 million with an insurance company as part of its alternative financing arrangements for methylphenidate product liability insurance in 2002. Under UK GAAP, this amount is considered part of the Group’s cash and liquid resources. Under US GAAP, ARB 43 requires cash subject to restrictions in this way to be excluded from current assets and recorded as a non-current asset. The group had no such deposits as at December 31, 2003.

(l)	Exceptional items

US GAAP and UK GAAP differ in the timing of the recognition of certain redundancy arrangements and other closure costs. In particular:

•	UK GAAP allows a provision for redundancy to be made when a valid expectation has been raised in the employees to be affected by the restructuring, regardless of whether the Group is seeking a voluntary arrangement. Under US GAAP SFAS 88 voluntary arrangements are only provided once the employees accept the offer.

•	Under UK GAAP FRS 3 the Group is required to made provision on the termination of an operation for future operating losses expected up to the date of sale or termination. Consequently the Group provided for the operating costs of our Seattle site to be incurred during 2004. Under US GAAP SFAS 146 Accounting for Costs Associated with Exit or Disposal Activities, no such provision is permissible.

(m)	Goodwill

Under the requirements of UK GAAP goodwill arising on acquisitions made after January 1, 1998 is capitalized and amortized over its estimated useful life, which is generally presumed not to exceed 20 years.

Up until January 1, 2002 under US GAAP, goodwill was required to be capitalized and amortized. Now, instead of being amortized, goodwill is tested annually for impairment under the requirements of SFAS 142 ‘Goodwill and Other Intangible Assets’. Initial adoption of SFAS 142 did not result in an impairment charge, nor has there been a charge in subsequent periods. For the purposes of SFAS 142, Celltech identifies and tests for impairment two reporting units, namely Celltech R&D and Celltech Pharmaceuticals. Had goodwill not been amortized in 2001, the net loss reported by Celltech under US GAAP would have reduced from £85.8 million to £12.3 million.

(n)	Recently issued accounting standards

(i)	New accounting standards adopted

SFAS No. 143 ‘Accounting for Asset Retirement Obligation’ addresses the accounting and reporting for obligations associated with the retirement of long-lived assets and the associated asset retirement costs. It is effective for accounting periods beginning on or after June 15, 2002. The adoption of SFAS 143 did not have a material effect on the results or net assets of Celltech.

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

30. DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES — (Continued)

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

The group applied the principles of SFAS 146 to the closure of the Seattle site announced in the final quarter of 2003 and closed in the first quarter of 2004. The adoption of SFAS 146 resulted in Celltech not recognizing closure costs of £2.0 million in respect of the Seattle site in 2003 and instead recognizing them as incurred in 2004.

SFAS No. 149 ‘Amendment of Statement 133 on Derivative Instruments and Hedging Activities’ that was issued on April 30, 2003, amends and clarifies accounting for certain derivative instruments (particularly contracts with certain embedded derivative instruments) and hedging activities under SFAS No. 133 ‘Accounting for Derivative Instruments and Hedging Activities’. Except where its provisions clarify SFAS No. 133 implementation issues previously effective, the standard applies prospectively for contracts entered into, and hedging activities designated after, June 30, 2003. The adoption of SFAS No. 149 did not have a material effect on the results or net assets of Celltech.

SFAS No. 132 (Revised 2003) ‘Employers’ Disclosures about Pensions and Other Post-Retirement Benefits’ was issued on December 23, 2003 and is effective, subject to certain exemptions, for fiscal years ending on or after December 23, 2003. Celltech has complied with the new requirements.

(ii)	New accounting standards not yet adopted

FIN No. 46R ‘Consolidation of Variable Interest Entities’ is intended to address perceived weaknesses in accounting for special purpose or off-balance sheet entities and provides guidance on identifying the party with a controlling financial interest resulting from arrangements or financial interests as opposed to voting rights. If a party has a controlling financial interest in a variable interest entity (‘VIE’) then the assets, liabilities and results of the VIE should be included in the consolidated financial statements of the party. FIN46R applied to all VIEs or potential VIEs referred to as special purpose entities for periods ending on or after December 15, 2003. Adoption for all other entities is required for periods ending on or after March 15, 2004.

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

30. DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES — (Continued)

Profit and Loss Account

Adjustments between the loss for the period under UK GAAP and net loss under US GAAP are as follows:

	Year ended December 31, 2003		Year ended December 31, 2002		Year ended December 31, 2001
	(£ million, except shares and per share and per ADS amounts)
Loss for the period under UK GAAP	(53.9)		(45.8)		(55.5)
US GAAP adjustments:
Adjustments arising from the OGS, Medeva, and Thiemann acquisitions
Write off of in-process research and development costs	(2.3)		—		—
Medeva goodwill adjustment	(20.1)		(3.6)		(1.4)
Inventory adjustment	—		—		(0.8)
Provision for restructuring costs related to the OGS acquisition	(3.6)		—		—
Exceptional items	4.4		—		—
Amortization of goodwill and other intangibles	64.2		39.8		(14.6)
Pension costs	(0.6)		(1.9)		0.8
Stock-based compensation	(0.9)		7.2		2.1
Unrealized gains and losses on derivative financial instruments	(3.0)		6.9		0.4
Revenue recognition	27.3		(12.7)		(13.1)
Deferred taxation	(4.7)		(5.1)		(5.2)
Taxation on GAAP difference	(0.8)		—		—

Net profit/(loss) before cumulative effect of change in accounting policy	6.0		(15.2)		(87.3)
Cumulative effect of change in accounting policy due to adoption of SFAS 133	—		—		1.5

Net profit/(loss) as adjusted to accord with US GAAP	6.0		(15.2)		(85.8)

Net profit/(loss) per ordinary share before cumulative effect of SFAS 133
Basic and diluted(1)	2.2	p	(5.5	)p	(31.8	)p
Net profit/(loss) per ordinary share as adjusted to accord with US GAAP
Basic and diluted(1)	2.2	p	(5.5	)p	(31.3	)p
Net profit/(loss) per ADS share as adjusted to accord with US GAAP
Basic and diluted(1)	4.3	p	(11.0	)p	(62.6	)p
Average number of ordinary shares outstanding (in millions)	276.4		275.4		274.5

(1)	Each ADS represents two ordinary shares.

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

30. DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES — (Continued)

The consolidated statements of operations presented under US GAAP are as follows:

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001*
	(£ million)
Net sales	343.0	328.1	303.1
Cost of sales	(91.3)	(86.8)	(83.9)

Gross profit	251.7	241.3	219.2
Research and development	(107.2)	(99.4)	(99.1)
Selling, marketing & distribution	(67.8)	(71.5)	(78.6)
Corporate, general and administrative expenses	(31.4)	(25.1)	(23.4)
Exceptional items	(39.7)	—	(7.8)
Amortization of goodwill and intangibles	(33.2)	(31.1)	(107.2)
Intangible impairment	—	(23.8)	—
Write off in-process research and development	(2.3)	—	—
Other income	30.2	0.6	14.1

Profit/(loss) from operations	0.3	(9.0)	(82.8)
Net interest receivable	2.7	1.4	3.6

Profit/(loss) before taxes	3.0	(7.6)	(79.2)
Income taxes	3.0	(7.6)	(8.1)

Net profit/(loss) before cumulative effect of change in accounting policy	6.0	(15.2)	(87.3)
Cumulative effect of change in accounting policy on adoption of SFAS 133	—	—	1.5

Net profit/(loss) for the period	6.0	(15.2)	(85.8)

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
	(£ million)
Product sales	259.2	252.9	241.7
Royalty sales	83.8	75.2	61.4

Total sales	343.0	328.1	303.1

Product cost of sales	(86.8)	(75.6)	(69.6)
Royalty cost of sales	(4.5)	(11.2)	(14.3)

Total cost of sales	(91.3)	(86.8)	(83.9)

Gross profit	251.7	241.3	219.2

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

30. DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES — (Continued)

Comprehensive loss

Comprehensive loss under US GAAP is as follows:

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
	(£ million)
Net profit/(loss) in accordance with US GAAP	6.0	(15.2)	(85.8)
Other comprehensive income:
Unrealized gain/(loss) on equity investments	—	3.6	(5.8)
Currency translation differences	(23.2)	(35.9)	10.4
Pensions	(7.0)	(14.0)	—

Comprehensive loss in accordance with US GAAP	(24.2)	(61.5)	(81.2)

Movements in other comprehensive income amounts are as follows:

	Currency translation differences	Gains on equity investments	Pensions	Total
	(£ million)
At January 1, 2001	34.1	2.2	—	36.3
Movement in year	10.4	(5.8)	—	4.6

At December 31, 2001	44.5	(3.6)	—	40.9
Movement in year	(35.9)	3.6	(14.0)	(46.3)

At December 31, 2002	8.6	—	(14.0)	(5.4)
Movement in year	(23.2)	—	(7.0)	(30.2)

At December 31, 2003	(14.6)	—	(21.0)	(35.6)

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

30. DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES — (Continued)

Balance sheet

Adjustments between shareholders’ funds under UK GAAP and shareholders’ equity under US GAAP are as follows:

	December 31, 2003	December 31, 2002
	(£ million)
Shareholders’ funds under UK GAAP	505.9	564.4
US GAAP adjustments:
Goodwill and intangibles
Cost	98.8	158.1
Amortization	82.1	5.1

Net	180.9	163.2
Pension intangible	0.6	0.6
Pension costs	(0.4)	0.2
Pension minimum obligations	(21.6)	(14.6)
Treasury stock	(1.7)	(0.3)
Unrealized gains on derivative financial instruments	5.8	8.8
Exceptional items – provisions	4.4	—
OGS acquisition – provisions	2.2	—
Revenue recognition	1.5	(25.8)
Deferred taxation	(4.7)	—
Taxation of GAAP difference	(0.8)	—

Shareholders’ equity as adjusted to accord with US GAAP	672.1	696.5

The gross goodwill capitalized for US GAAP is £551.4 million (December 31, 2002: £589.8 million). The net goodwill capitalized for US GAAP is £409.9 million (December 31, 2002: £442.7 million).

The gross value of intangibles capitalized for US GAAP is £262.2 million (December 31, 2002: £274.2 million). The net value of intangibles capitalized for US GAAP are £122.4 million (December 31, 2002: £160.4 million).

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

30. DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES — (Continued)

The balance sheets as presented under US GAAP are as follows:

	December 31, 2003	December 31, 2002
	(£ million)
ASSETS
Current assets
Cash and cash equivalents	155.0	102.4
Equity investments	0.8	—
Receivables	54.0	63.7
Prepaid expenses	23.5	12.9
Inventories	36.4	43.4
Unrealized gains on derivative financial instruments	5.8	8.8

Total current assets	275.5	231.2

Fixed assets
Property and equipment, net	87.3	95.2
Investments	1.9	39.9
Goodwill and intangibles, net	532.3	603.1
Pension intangibles	0.6	0.6
Other non-current receivables	—	2.7

Total fixed assets	622.1	741.5

TOTAL ASSETS	897.6	972.7

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	32.6	24.5
Current portions of obligations under capital leases	0.6	0.8
Other liabilities	113.3	124.2
Loans	—	31.2
Income taxes payable	2.7	5.0

Total current liabilities	149.2	185.7

Other liabilities
Obligations under capital leases, excluding current portions	0.4	0.9
Pension benefit obligations	24.5	17.5
Deferred taxes	25.8	57.3
Other non-current liabilities	25.6	14.8

Total other liabilities	76.3	90.5

Total current liabilities and other liabilities	225.5	276.2

Shareholders’ equity
Called up share capital	137.1	141.0
Additional paid in capital	707.6	704.7
Retained earnings	(172.6)	(149.2)

Total shareholders’ equity	672.1	696.5

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	897.6	972.7

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

30. DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES — (Continued)

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

The categories of cash flow activity under US GAAP can be summarized as follows:

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
	(£ million)
Cash inflow from operating activities	58.6	43.3	49.9
Cash inflow/(outflow) on investing activities	28.0	(26.1)	(35.8)
Cash outflow from financing activities	(34.0)	(5.2)	(0.3)

Increase in cash and cash equivalents	52.6	12.0	13.8

Cash and cash equivalents
At beginning of period	102.4	90.4	76.6

At end of period	155.0	102.4	90.4

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

30. DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES — (Continued)

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

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
Dividend yield	Nil	Nil	Nil
Expected volatility	48%	49%	55%
Risk free interest rate	4.3%	5.2%	4.2%
Expected scheme lives
- 2001 scheme	5 years	5 years	5 years
- SAYE	3.5 years	3.5 years	3.5 years

Pro forma net loss and loss per share would be as follows:

	Year ended December 31, 2003		Year ended December 31, 2002		Year ended December 31, 2001
	(£ million, except per share data)
Net profit/(loss) under US GAAP as reported	6.0		(15.2)		(85.8)
Reverse APB 25 charge/(credit)	0.9		(7.2)		(2.1)
Compensation cost – SFAS 123	(15.4)		(15.7)		(11.3)

Proforma net loss	(8.5)		(38.1)		(99.2)

Net profit/(loss) per ordinary share under US GAAP
As reported - basic and diluted	2.2	p	(5.5	)p	(31.3	)p
Proforma - basic and diluted	(3.1	)p	(13.8	)p	(36.1	)p

The pro forma calculations only include the effects of grants up to December 31, 2003. As such the impacts are not necessarily indicative of the effects on reported net income of future years.

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

30. DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES — (Continued)

Pension costs

Pension plan assets consist of equities, bonds, insurance assets and cash.

The changes in projected benefit obligations, plan assets and details of the funded status of these retirement plans under SFAS 87 are as follows:

	Twelve months ended December 31, 2003	Twelve months ended December 31, 2002
	(£ million)
Change in projected benefit obligation
Benefit obligation at the beginning of the period	79.5	76.9
Service cost	1.7	3.1
Interest cost	4.7	4.9
Amendments	—	0.2
Employee contributions	0.7	0.6
Curtailments	—	(0.1)
Actuarial loss	8.9	0.3
Disposals	—	(4.0)
Benefits paid	(1.9)	(1.1)
Exchange	(0.6)	(1.3)

Benefit obligation at the end of the period	93.0	79.5

Change in plan assets
Fair value of assets at the beginning of the period	54.1	58.4
Actual return on plan assets	7.2	(3.8)
Employer contribution	3.1	4.6
Employee contribution	0.7	0.6
Disposals	—	(4.0)
Benefits paid	(1.9)	(1.1)
Exchange	—	(0.6)

Fair value of assets at the end of the period	63.2	54.1

Reconciliation of funded status at end of period
Funded status	(29.8)	(25.4)
Unrecognized net actuarial loss	27.0	22.8
Unrecognized prior service cost	0.6	0.6

(Accrued)/prepaid benefit cost	(2.2)	(2.0)

The plan assets include an insurance policy for Thiemann which is described in Note 28(ii).

	Year ended December 31 2003	Year ended December 31 2002
	(£ million)	(£ million)
Amounts recognized in the statement of financial position consists of:
Prepaid pension cost	0.8	—
Accrued pension liability	(24.6)	(16.6)
Intangible assets	0.6	0.6
Accumulated other comprehensive income	21.0	14.0

Net amount recognized	(2.2)	(2.0)

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

30. DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES — (Continued)

The projected benefit obligation, accumulated benefit obligation and fair value of assets for the plans with accumulated benefit obligations in excess of plan assets were: £93.0 million, £85.0 million and £63.2 million respectively as of December 31, 2003 and £79.5 million, £69.0 million and £54.1 million respectively as of December 31,2002. Contribution to the domestic plan in 2004 is estimated to be £1.6 million.

	Year ended December 31, 2003	Year ended December 31, 2002
	(£ million)	(£ million)
Reconciliation of (accrued)/prepaid pension cost under SFAS 87 & 88
Accrued pension cost at beginning of year	(2.0)	(0.6)
Contributions made during the year	3.0	4.6
Total SFAS87 & 88 cost applicable for the year	(3.5)	(6.3)
Exchange	0.3	0.3

Accrued pension cost at end of the year	(2.2)	(2.0)

The weighted average allocation of pension plan assets was as follows:

	Year ended December 31, 2003	Year ended December 31, 2002
	%	%
Equities	60	62
Bonds	19	10
Insurance	21	28

	100	100

Total US GAAP pension costs calculated in accordance with SFAS 87 are as follows:

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
	(£ million)
Net periodic cost
Service costs - benefit earned during the period	1.8	3.1	3.3
Interest costs on projected benefit obligations	4.5	4.9	3.4
Expected return on plan assets	(3.6)	(3.5)	1.0
Deferral	—	—	(4.9)
Recognized net actuarial loss	0.9	0.5	—
Amortization of transitional asset	(0.1)	—	—

SFAS87 periodic pension cost for the period	3.5	5.0	2.8
Recognized settlement loss	—	1.4	—
Recognized curtailment (gain)/loss	—	(0.1)	—

Total SFAS87 and 88 cost	3.5	6.3	2.8

In addition to the charge above, which is in relation to the Group’s defined benefit schemes, the Group also has several defined contribution schemes. The defined contribution schemes and the related charge are disclosed in Note 28 (i). The charge is identical under both UK and US GAAP.

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

30. DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES — (Continued)

Assumed discount rates and rates of increases in remuneration used in calculating the projected benefit obligation together with long term rates of return on plan assets vary according to the economic conditions of the country in which the retirement plans are situated.

The key weighted average assumptions for the schemes are set out in the table below:

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
Compensation increases	3.7%	3.8%	4.2%
Return on assets	6.7%	6.6%	7.3%
Discount rate	6.5%	5.8%	6.1%
Pension increases	2.0%	1.7%	1.8%

For the year ended December 31, 2002 the weighting for compensation increases and pension increases excludes the Group’s US defined benefit plans as the benefits under these plans were frozen effective December 31, 2002.

Deferred taxation

The amounts of deferred taxation accounted for in the consolidated US balance sheets and the full potential amounts of deferred taxation comprised the following deferred tax liabilities and assets:

	2003	2002
	£ million
Deferred tax liabilities:
Fixed assets	2.2	3.6
Other non current tax liabilities	23.6	53.7
Tax deductible goodwill and named intangibles	24.6	31.5

Total deferred tax liability	50.4	88.8

Deferred tax assets:
Tax loss carry forwards	(122.0)	(87.3)
Valuation allowance	97.4	55.8

Net deferred tax asset	(24.6)	(31.5)

Net deferred tax liability	25.8	57.3

At December 31, 2003 £11.4 million of the tax loss carry forwards noted above had expiry dates from 2004 to 2009. There are UK tax losses of approximately £395.2 million which have no expiry date.

31. UCB (UNAUDITED)

On May 18, 2004 the Boards of UCB and Celltech announced that they had agreed the terms of a cash offer for the entire issued and to be issued share capital of Celltech. The offer is contingent on several conditions being met. However, if such conditions are met and the offer becomes unconditional, UCB will become our sole shareholder.

CELLTECH GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

31. UCB (UNAUDITED) — (Continued)

On May 18, 2004 we also announced that we had entered into a new agreement for CDP870 with UCB. This agreement is not conditional upon the success of the offer for all of the issued and to be issued share capital of Celltech by UCB.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CELLTECH GROUP PLC

By:	/s/ Peter V. Allen
Name: Peter V. Allen Title: Deputy CEO and Finance Director

Date: June 25, 2004

Exhibit Index

EXHIBIT NO.	EXHIBIT TITLE
*1.1	Memorandum and Articles of Association of Celltech Group plc.

2.1	Second Amended and Restated Deposit Agreement, dated as of January 25, 2000, among Celltech, The Bank of New York, as Depositary, and the holders from time to time of the ADRs issued there under; including the form of ADR (incorporated by reference to Exhibit A to Celltech’s Registration Statement on Form F-6 (File No. 33-38186).

2.2	Note Purchase Agreement, dated as of December 17, 1998, between Medeva PLC and various purchasers (incorporated by reference to Exhibit A to the exhibits to the Medeva PLC Annual Report on Form 20-F filed with the Commission on June 30, 1999).

**4.1	Lease dated December 22, 1986 between Slough Trading Estate Limited and Celltech.

**4.2	Lease dated August 3, 2000 between Granta Park Limited, Iceni Estates Limited, Chiroscience R&D Limited and Chiroscience Group Limited.

**4.3	Lease Agreement dated December 21, 1987 between Brixton Estate plc and Celltech Pharmaceuticals (formerly Evans Medical Limited) (incorporated by reference to the exhibits to the Medeva PLC Registration Statement on Form 20-F filed with the Commission on September 20, 1991).

*4.4	Lease dated March 9, 2001 between Slough Trading Estate Limited and Celltech Chiroscience Limited.

**4.5	Celltech Group 1993 Executive Share Option Scheme.

**4.6	Celltech Executive Share Option Scheme 1999.

**4.7	Celltech Limited Executive Pension Scheme.

**4.8	The Medeva PLC US Executive Share Option Scheme as amended on December 15, 1999.

**4.9	The Medeva PLC US Executive Stock Option Plan as amended on December 15, 1999.

*4.10	Celltech Group plc 2001 Discretionary Share Option Scheme.

*4.11	Celltech Group plc Deferred Bonus Plan.

*4.12	Asset Purchase Agreement, dated June 6, 1996, between Medeva PLC, Medeva Rochester Inc., Fisons Corporations, Fisons Investments, Inc., Fisons PLC and Fisons B.V.

***4.13	Amendment No. 1, dated July 2, 1996, to the Asset Purchase Agreement, dated June 6, 1996, among Fisons Corporation, Fisons Investments, Inc., Fisons PLC, Fisons B.V., and Medeva PLC and Medeva Pharmaceuticals Manufacturing, Inc.

***4.14	Amendment No. 2, dated December 19, 1996, to the Asset Purchase Agreement, dated June 6, 1996, among Fisons Corporation, Fisons Investments, Inc., Fisons PLC, Fisons B.V. and Medeva PLC and Medeva Pharmaceuticals Manufacturing, Inc.

**4.15	License and Supply Agreement dated as of June 15, 1999 between Darwin Discovery Ltd. and Abbott International, Ltd.+

**4.16	License and Supply Agreement dated June 14, 1999 between Darwin Discovery Ltd. and Purdue Pharma L.P.+

**4.17	License Agreement dated September 4, 1998 between Darwin Discovery Ltd. and Maruishi Pharmaceuticals Company Limited.+

**4.18	Amended and Restated Collaboration Agreement dated July 24, 2000 between Celltech Chiroscience Limited and American Home Products Corporation (now known as Wyeth).+

EXHIBIT NO.	EXHIBIT TITLE
****4.19	Revolving Credit Facility dated December 18, 2002 between Celltech Group plc, various other subsidiaries of Celltech, The Royal Bank of Scotland plc as Arranger, and the Banks and Agent defined therein.

****4.20	Agreement dated as of July 23, 2002 between Pharmacia AB and Celltech Pharmaceuticals Ltd +

****4.21	Option Agreement dated as of July 23, 2002 between Pharmacia AB and Celltech Pharmaceuticals Ltd +

****4.22	Europe Asset Purchase Agreement dated as of September 2, 2002, between Pharmacia AB and Celltech Pharmaceuticals Ltd +

****4.23	Antibody Fragments Contract Manufacturing Agreement between Celltech R&D Limited and Biochemie GmbH, dated August 12, 2002 +.

****4.24	Multi-currency overdraft facility dated January 29, 2003 of £20 million gross and £10 million net with The Royal Bank of Scotland plc.

4.25	Xyrem License and Distribution Agreement dated as of October 29, 2003 between Orphan Medical Inc. and Celltech Pharmaceuticals Ltd (filed herewith)+

4.26	Amendment to Option Agreement and Agreement dated as of April 15, 2004 between Pfizer Health AB and Celltech Pharmaceuticals Ltd. (filed herewith)+

4.27	Agreement for the Collaboration dated May 17, 2004 between Celltech R&D Ltd. and UCB Farchim S.A. (filed herewith)+

4.28	Manufacturing Agreement dated June 30, 2003 between Lonza Limited and Celltech R&D Limited (filed herewith)+

8.1	Subsidiaries of Celltech (filed herewith).

10.1	Consent of KPMG Audit Plc, independent auditors (filed herewith).

12.1	Certification of Deputy Chief Executive Officer and Finance Director pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

12.2	Certification of Group Chief Executive pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

13.1	Certification of Finance Director and Group Chief Executive pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).

*	Incorporated by reference to the exhibits to the Celltech Group plc Annual Report on Form 20-F filed with the Commission on June 15, 2001.
**	Incorporated by reference to the exhibits to Celltech’s Registration Statement on Form F-4 (File No. 333-12550).
***	Incorporated by reference to the exhibits to the Medeva PLC Annual Report on Form F-4 (File No. 333-12550).
****	Incorporated by reference to the exhibits to the Celltech Group plc Annual Report on Form 20-F filed with the Commission as of June 30, 2003.
+	Confidential treatment has been granted or requested for the deleted portions of Exhibits 4.15, 4.16, 4.17, 4.18, 4.20, 4.21, 4.22, 4.23, 4.25, 4.26, 4.27 and 4.28.